Form 20-F
period 2020-12-31
Yatsen Holding Ltd
filed 2021-04-21
CIK 1819580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . . . . . . . . . . .

For the transition period from                 to

Commission file number: 001-39703

Yatsen Holding Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

32-35, 38/F, Poly Midtown Plaza

No.23 East Xuanyue Street, Haizhu District

Guangzhou 510330

People’s Republic of China

(Address of principal executive offices)

Donghao Yang, Chief Financial Officer
32-35, 38/F, Poly Midtown Plaza

No.23 East Xuanyue Street, Haizhu District

Guangzhou 510330

People’s Republic of China

Telephone: +86 20-3837 3543

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing four Class A ordinary shares, par value US$0.00001 per share	YSG	New York Stock Exchange
Class A ordinary shares, par value US$0.00001 per share*		New York Stock Exchange

*Not for trading, but only in connection with the listing on the New York Stock Exchange of our American depositary shares, each American depositary shares representing four Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2020, there were 2,697,173,763 ordinary shares outstanding, being the sum of 1,736,321,157 Class A ordinary shares and 960,852,606 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐  Yes   ☒ No

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP ☒       International Financial Reporting Standards as issued    Other ☐

                              by the International Accounting Standards Board    ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADRs” refer to the American depositary receipts that may evidence the ADSs;
•	“ADSs” refer to the American depositary shares, each of which represents four Class A ordinary shares;
•	“BVI” refers to the British Virgin Islands;
•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
•	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.00001 per share;
•	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.00001 per share;
•	“DTC” refers to direct-to-consumer business model;
•

“DTC customers” refer to the customers that have placed one or more orders purchasing our products through our DTC channels, including our online stores on third-party e-commerce platforms, our company channels on Weixin and our experience stores, during the relevant periods, if such products were shipped, but regardless of whether or not the customer returned the products. This number does not include the number of customers placing orders through our third-party e-commerce platform distributors including JD.com and Vipshop;

•	“Gen-Z” refers to the group of people born between 1996 and 2005 (aged between 15 and 24 in 2020);
•

“Gross sales” refers to the total value of all orders for products and services placed and shipped, regardless of whether the goods are returned. Our calculation of gross sales includes shipping charges paid by customers to us;

•	“KOL” refers to key opinion leader;
•	“Millennials” refer to the group of people born between 1986 and 1995 (aged between 25 and 34 in 2020);
•	“ODM” refers to Original Design Manufacturer;
•	“OEM” refers to Original Equipment Manufacturer;
•	“our WFOE” refers to Guangzhou Yatsen Global Co., Ltd.;
•	“SKU” refers to stock keeping unit;
•

“Retail sales value” refers to the total value of products and services purchased by consumers through multiple retail sales points, measured at retail selling price, including the impact of distributor and retailer incremental markups and value-added tax on the overall pricing;

•	“RMB” and “Renminbi” refer to the legal currency of China;
•	“Sensient” refers to Sensient Technologies Corporation and Sensient Technologies Corporation (China) Limited;
•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
•

“VIE” refers to variable interest entity, and “our VIE” mainly refers to Huizhi Weimei (Guangzhou) Trading Co., Ltd. as of the date of this annual report, and depending on the context, may also refer to Aoyan (Shanghai) Cosmetics Trading Co., Ltd. which became our wholly owned subsidiary in 2020; and

•

“Yatsen,” “we,” “us,” “our company” and “our” are to Yatsen Holding Limited, our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entities and the subsidiaries of the consolidated variable interest entities.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company – B. Business Overview,” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information – D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;
•	our future business development, financial condition and results of operations;
•	the trends in, expected growth and the market size of the beauty industry, both in the PRC and globally;
•	our expectation regarding the prospects of our business model, and demand for and market acceptance of our products;
•	our ability to develop and launch beauty products and introduce new brands that appeal to the preferences of customers;
•	our expectations regarding the effectiveness of our marketing initiatives and the relationship with our third-party business partners;
•	competition in our industry;
•	relevant government policies and regulations relating to our industry;
•	general economic and business conditions globally and in China; and
•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company – B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all.

Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I.

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of operations and selected consolidated statements of comprehensive income (loss) for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheets data as of December 31, 2019 and 2020, and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our selected consolidated balance sheets data as of December 31, 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statements of operations and selected consolidated statements of comprehensive income (loss) for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Selected Consolidated Statements of Operations and Selected Consolidated Statements of Comprehensive Income (Loss):
Total net revenues	635,316	3,031,167	5,233,170	802,018
Total cost of revenues	(232,073)	(1,103,509)	(1,869,145)	(286,459)
Gross profit	403,243	1,927,658	3,364,025	515,559
Operating expenses(1):
Fulfillment expenses	(81,270)	(300,122)	(425,052)	(65,142)
Selling and marketing expenses	(309,331)	(1,251,270)	(3,412,159)	(522,936)
General and administrative expenses	(43,315)	(209,326)	(2,142,973)	(328,425)
Research and development expenses	(2,641)	(23,179)	(66,512)	(10,193)
Total operating expenses	(436,557)	(1,783,897)	(6,046,696)	(926,696)
Income (loss) from operations	(33,314)	143,761	(2,682,671)	(411,137)
Income (loss) before income tax expenses	(36,114)	147,335	(2,681,445)	(410,949)
Income tax expenses	(4,010)	(71,976)	(6,970)	(1,068)
Net income (loss)	(40,124)	75,359	(2,688,415)	(412,017)
Less: Net income (loss) attributable to non-controlling interests	-	-	(608)	(93)
Net income (loss) attributable to our shareholders	(40,124)	75,359	(2,687,807)	(411,924)
Accretion to preferred shares	(3,465)	(59,200)	(242,209)	(37,120)
Deemed dividends due to modification of preferred shares	(3,521)	(61,239)	(1,054,220)	(161,566)
Net income (loss) attributable to our ordinary shareholders	(47,110)	(45,080)	(3,984,236)	(610,610)
Net income (loss)	(40,124)	75,359	(2,688,415)	(412,017)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil tax	240	13,822	(111,697)	(17,118)
Total comprehensive income (loss)	(39,884)	89,181	(2,800,112)	(429,135)
Net income (loss) per ordinary share
Net income (loss) per ordinary share-basic	(0.17)	(0.10)	(4.78)	(0.73)
Net income (loss) per ordinary share-diluted	(0.17)	(0.10)	(4.78)	(0.73)
Shares used in computing net income (loss) per share
Ordinary shares—basic	271,261,594	450,499,736	833,714,126	833,714,126
Ordinary shares—diluted	271,261,594	450,499,736	833,714,126	833,714,126

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment expenses	-	-	(2,947)	(452)
Selling and marketing expenses	-	-	(54,332)	(8,327)
General and administrative expenses	(14,031)	(74,995)	(1,841,409)	(282,208)
Research and development expenses	-	-	(1,900)	(291)

The following table presents our selected consolidated balance sheets data as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash, cash equivalents, and restricted cash	25,062	676,579	5,733,392	878,681
Short-term investment	-	10,000	-	-
Accounts receivable	64,748	265,302	419,317	64,263
Inventories, net	87,494	504,049	616,808	94,530
Prepayments and other current assets	22,756	115,231	304,641	46,688
Amounts due from related parties	87,898	664	14,370	2,202
Total current assets	287,958	1,571,825	7,088,528	1,086,364
Property and equipment, net	3,810	109,410	285,297	43,724
Right-of-use assets, net	19,617	263,346	536,710	82,254
Total assets	328,221	2,010,317	8,307,738	1,273,215
Accounts payable	90,222	400,542	466,705	71,526
Accrued expenses and other liabilities	77,901	191,065	411,944	63,131
Total current liabilities	187,265	763,343	1,130,677	173,282
Total non-current liabilities	11,544	172,787	313,467	48,041
Total liabilities	198,809	936,130	1,444,144	221,323
Total mezzanine equity	187,887	1,129,987	-	-
Total shareholders’ equity (deficit)	(58,475)	(55,800)	6,863,594	1,051,892
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	328,221	2,010,317	8,307,738	1,273,215

The following table presents our selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data
Net cash used in operating activities	(96,207)	(6,179)	(983,368)	(150,707)
Net cash used in investing activities	(7,877)	(148,172)	(508,832)	(77,982)
Net cash provided by financing activities	123,678	795,231	6,680,869	1,023,888
Effect of exchange rate changes on cash and cash equivalents and restricted cash	790	10,637	(131,856)	(20,208)
Net increase in cash and cash equivalents and restricted cash	20,384	651,517	5,056,813	774,991
Cash and cash equivalents and restricted cash at the beginning of the year	4,678	25,062	676,579	103,690
Cash and cash equivalents and restricted cash at the end of the year	25,062	676,579	5,733,392	878,681

The following table presents selected operating data for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020 (2)
Selected Operating Data:
Total number of DTC customers (in millions)	7.0	23.4	32.3
Average net revenue per DTC customer(1) (in RMB)	82.6	114.1	139. 9

Note:

(1)

Average net revenue per DTC customer is calculated as total net revenues generated from DTC channels, including our online stores operated on e-commerce platforms, our company channels on Weixin and our experience stores, divided by the total number of DTC customers (see “Introduction”) in the relevant period. For the years ended December 31, 2018, 2019 and 2020, our total net revenues generated from DTC channels were RMB578.5 million, RMB2.67 billion and RMB4.52 billion (US$692.7 million), respectively.

(2)

Total number of DTC customers for the year of 2020 did not include customers of certain DTC channels as such data is yet to be available to the company. As a result, the average net revenue per DTC customer for the year of 2020 did not take into account revenues generated from such channels, which amounted to approximately RMB32.8 million (US$5.0 million).

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We operate in a dynamic industry and have a limited operating history. Our historical results of operations and financial performance may not be indicative of future performance.

We started operation in 2016. Our total net revenues increased by 377.1% from RMB635.3 million in 2018 to RMB3.03 billion in 2019 and by 72.6% from RMB3.03 billion in 2019 to RMB5.23 billion (US$802.0 million) in 2020. As a fast growing company with a relatively limited operating history, our historical growth may not be indicative of our future performance. We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. In future periods, our revenue could decline or grow more slowly than we expect. We may also incur significant losses in the future for a number of reasons, including as a result of the materialization of the following risks and the other risks described in this annual report, and we may encounter unforeseen difficulties, complications, delays and other unknown factors:

•	we may be unsuccessful in predicting and capturing industry trends and consumer preferences;
•	we may be unable to introduce new products that appeal to consumers;
•	we may be unsuccessful in protecting or enhancing the recognition and reputation of our brands;
•	we may be unsuccessful in competing for market share with our existing or new competitors;
•

the ability of our third-party suppliers, manufacturers and logistics providers to produce and deliver our products in a timely way and in accordance with ever changing customer expectations could be disrupted;

•	we may fail to adjust our sales and marketing strategies fast enough to stay current with consumers’ behavioral changes in using internet and mobile devices;
•	we may not be able to maintain and improve our customer experience;
•

we may experience service interruptions, data corruption, cyber-based attacks or network security breaches which may result in the disruption of our operating systems or the loss of confidential information of our consumers;

•	we may be unable to retain key members of our senior management team or attract and retain other qualified personnel;

•

we may fail to successfully implement our new business initiatives, especially expansion into new offerings or new business lines in which we have limited or no prior experience, including sustaining continued expansion of Perfect Diary, Little Ondine, Abby’s Choice, Galénic, the mainland China business of DR.WU, Eve Lom and Pink Bear as well as any new brand we may launch or acquire in the future;

•	we may fail to successfully expand our offline experience store network; and
•	we may be affected by international trade tension and any adverse economic conditions in China or internationally.

We cannot be sure that we will be successful in addressing these and other risks and challenges we may face in the future. Any of these occurrences could have a material and adverse impact on our business, results of operations and financial condition. Our customer base may not continue to grow or may decline as a result of such risks. Any of these risks could cause our net sales growth to decline and may adversely affect our margins and profitability. Failure to continue our net sales growth or improve margins could have a material adverse effect on our business, financial condition, and results of operations. You should not rely on our historical rate of net sales growth as an indication of our future performance.

The beauty industry is highly competitive. If we are unable to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected.

We face vigorous competition from both domestic and international players in China in the beauty industry, including large multinational consumer products companies that own or operate multiple beauty brands. Competition in the beauty industry is intense and based on multiple factors, including the ability to launch new products, pricing of products, quality of products and packaging, brand awareness, perceived value and quality, innovation, offline sales capabilities, customers’ functional and emotional satisfaction, promotional activities, advertising, editorials, e-commerce and mobile-commerce initiatives and other activities. We must compete with a high volume of new product introductions and a large number of existing products sold by diverse companies across several different distribution channels.

Many domestic and multinational consumer goods companies have greater financial, technical or marketing resources, longer operating histories, greater brand recognition or larger customer bases than we do and may be able to respond more effectively to changing business and economic conditions than we can. Despite our differentiated business model, existing and new players in the industry may also transform their business model and directly compete with us. They may also roll out products targeting young generations at a customer-friendly price or adopt a price-cutting strategy for their current products to directly compete with us. Given the established sales network these large consumer goods companies maintain and the greater brand power they have, we cannot ensure that our existing customers will not allocate more wallet share to their products or cease to purchase products from us completely. Further, our competitors may attempt to gain market share by offering products at prices at or below the prices at which our products are typically offered. Competitive pricing may require us to reduce our prices, which would decrease our profitability or result in lost sales. Our competitors, many of whom have greater resources than we do, may be better able to withstand these price reductions and loss of sales.

It is difficult for us to predict the timing and scale of our competitors’ activities in these areas or whether new competitors will emerge in the beauty industry. In addition, further technological breakthroughs, including new and enhanced technologies which increase competition in the online retail market, new product offerings by competitors and the strength and success of our competitors’ marketing programs may impede our growth and the implementation of our business strategy.

Our ability to compete also depends on the continued strength of our brand and products, our ability to predict and capture industry trends and consumer preferences, the success of our marketing, innovation and execution strategies, the continued diversification of our product offerings, the successful management of new product introductions and innovations, strong operational execution, including in order fulfillment and supply chain management, and our success in entering new markets and expanding our business in existing geographies. If we are unable to continue to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected.

Our success is dependent on the continued popularity of our products and our ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner.

The success of our business and operations depends on our ability to continuously offer quality products that are attractive to consumers. The beauty industry is driven in part by fashion and beauty trends and consumer preferences and behavior, which may shift quickly and have been heavily affected by the rapidly increasing use and proliferation of social and digital media by consumers, and the speed with which information and opinions are shared. As industry trends and consumers’ preferences and behavior continue to change, we must also continually work to develop, produce and market new products, maintain and enhance the recognition of our brands, achieve a favorable mix of products and refine our approach as to how and where we market and sell our products. Our success depends on our products’ appeal to a broad range of consumers whose preferences and behavior cannot be predicted with certainty and may change rapidly, and on our ability to anticipate and respond in a timely and cost-effective manner to industry trends and consumer preferences and behavior through product innovations, product line extensions and marketing and promotional activities, among other things. Drawing on our deep engagement with our customers and our advanced big data analytics, we have been able to anticipate and react to industry trends and consumers’ preferences and behavior in an effective and efficient manner. However, we cannot assure you that we will be able to successfully anticipate and respond to consumers’ preferences and behavior at all times, especially as we continue to broaden our customer base and diversify our product offerings aimed at customers with differing characteristics. If we are unable to anticipate and respond to the changes in industry trends and consumer preferences and behavior, we may fail to continuously develop products with wide market acceptance, capture emerging growth opportunities, adopt competitive sales strategies for our existing products, or properly predict and manage our inventory. Such failure could also negatively impact our brand image and result in diminished customer experience and brand loyalty. Any of these occurrences could materially and adversely affect our business, prospects and results of operations.

Our new product introductions may not be as successful as we anticipate, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

The fast evolving fashion and beauty trends and consumer preferences have shortened the life cycles of beauty products and required us to continually work to develop, produce and market new products, maintain and enhance the recognition of our brands and shorten our product development and supply chain cycles. Our continued success depends on our ability to develop and launch products in a timely and cost-effective manner in response to beauty industry trends, consumer preferences for beauty products and consumer attitudes toward our industry and brand. If we do not successfully and consistently develop new products that appeal to our customers our net revenues and margins could suffer.

We have an established process for the development, evaluation and validation of our new product concepts. Nonetheless, each new product launch involves risks, as well as the possibility of unexpected consequences. For example, the acceptance of new product launches and sales to our customers may not be as high as we anticipate, due to a lack of acceptance of the products themselves or their price, or limited effectiveness of our marketing strategies. Introduction of new products targeted at expanding our product reach beyond our current customer base may not be as successful as we anticipate due to insufficient data insights on and understanding about the preferences, trends and behaviors of such new customer group. Our ability to launch new products may be limited by delays or difficulties affecting the ability of our suppliers or manufacturers to timely manufacture new products. In addition, we may experience a decrease in sales of certain existing products as a result of newly launched products. Also, product innovation may place a strain on our employees and our financial resources, including incurring expenses in connection with product innovation and development, marketing and advertising that are not subsequently supported by a sufficient level of sales. Further, sales of new products may be affected by the efficacy of our inventory management and quality of delivery and order fulfilment services provided by our logistics providers, and we may experience product shortages and delayed or defective or improper product delivery. Any of these occurrences could delay or impede our ability to achieve our sales objectives, which could have a material adverse effect on our business, financial condition and results of operations.

As part of our ongoing business strategy, we expect we will continue to introduce new products in the eyes, lips, face, kits, tools and skincare categories, while expanding our product launches into adjacent categories in which we may have little to no prior operating experience. The success of product launches in adjacent product categories could be hampered by our relative inexperience operating in such categories, the strength of our competitors or any of the other risks referred to above. Furthermore, any expansion into new product categories may subject us to additional operational and financial constraints which could inhibit our ability to successfully accomplish such expansion. If we fail to continue to roll out commercially successful products in our traditional categories or in adjacent categories, our business, financial condition and results of operations may be materially and adversely affected.

Our business depends, in part, on the quality, effectiveness and safety of our products.

Any loss of confidence on the part of consumers in the ingredients used in our products, whether related to product contamination or product safety or quality failures, actual or perceived, or inclusion of prohibited or restricted ingredients or improper mixture of ingredients, could tarnish the image of our brands and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety or suitability for use by a particular consumer, even if untrue, may require us to expend significant time and resources responding to such allegations and could, from time to time, result in suspension of sales or a recall of a product from any or all of the markets in which the affected product was distributed. Any such issues or recalls could negatively affect our profitability and brand image.

If our products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet our consumers’ expectations, our relationships with consumers could suffer, the appeal of our brand could be diminished, we may need to recall some of our products and/or become subject to regulatory action, and we could lose sales or market share or become subject to boycotts or liability claims. In addition, safety or other defects in our competitors’ products could reduce consumer demand for our own products if consumers view them to be similar. Any of these outcomes could result in a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully implement our growth strategy.

Our future growth, profitability and cash flows depend upon our ability to successfully implement our business strategy, which, in turn, is dependent upon a number of factors, including our ability to:

•	build a strong portfolio of brands;
•	further penetrate our targeted markets by attracting new consumers and retaining and further engaging our existing customers;
•	capture the industry trends and develop and launch new products and expand into relevant adjacencies in answer to such trends;
•	integrate offline and online shopping experience to provide a seamless omni-channel environment for our customers;
•	continue to use innovation to drive sales, improve technological and operational efficiencies and improve profit margin;
•	enhance our technology and data capabilities, especially in AI and big data analytics fields, so as to enhance our ability to predict and follow customers’ preferences, trends and behaviors;
•	effectively manage the quality and efficiency of our ODM/OEM and packaging supply partners and logistics and other third-party service providers’ performance;
•	continue to broaden and diversify our online and offline distribution channels;
•	pursue strategic investments and collaborations to complement our existing capabilities and expand our brand portfolio and geographic reach; and
•	leverage our high performance team culture to drive margins.

There can be no assurance that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any current net sales and therefore may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to manage our growth effectively or efficiently.

Growing our business rapidly will place a strain on our management team, financial and information systems, supply chain and distribution capacity and other resources. To manage growth effectively, we must continue to enhance our operational, financial and management systems, including our warehouse management and inventory control; maintain and improve our internal controls and disclosure controls and procedures; maintain and improve our information technology systems and procedures; and expand, train and manage our employee base.

We may not be able to effectively manage this expansion in any one or more of these areas, and any failure to do so could significantly harm our business, financial condition and results of operations. Growing our business rapidly may make it difficult for us to adequately predict the expenditures we will need to make in the future. If we do not make the necessary overhead expenditures to accommodate our future growth, we may not be successful in executing our growth strategy, and our results of operations would suffer.

We have incurred net loss in the past, and we may not be able to achieve or maintain profitability in the future.

We incurred net loss of RMB40.1 million in 2018, generated net income of RMB75.4 million in 2019, and incurred net loss of RMB2.69 billion (US$412.0 million) in 2020. We also had negative cash flows from operating activities of RMB96.2 million,

RMB6.2 million, and RMB983.4 million (US$150.7 million) for the fiscal years ended December 31, 2018, 2019 and 2020, respectively. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to maintain profitability will depend in large part on our ability to maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. We also expect to continue to make significant future expenditures related to the continuous development and expansion of our business, including:

•	investments in our product development team and research and development team and in the development of new products;
•	investments in sales and marketing, enlarging our customer base and promoting market awareness of our brands and products;
•	investments in expansion of our online and offline distribution channels in a measured manner, including the buildout of our offline experience store footprint;
•	investment in establishing a manufacturing hub jointly with Cosmax (Guangzhou) Cosmetics Co., Ltd., a Chinese subsidiary of Cosmax, Inc., or Cosmax, in Guangzhou;
•

investment in enhancing data and information technology and improving operating efficiency, including improving the efficiency in supply chain management, warehouse management and inventory control; and

•	incurring costs associated with general administration, including legal, accounting and other expenses related to being a public company.

As a result of these significant expenses, we will have to generate sufficient revenue to remain profitable in future periods. We may not generate sufficient revenue for a number of reasons, including potential lack of demand for our products, increasing competition, challenging macro-economic environment, the ramifications of the COVID-19 pandemic, as well as other risks discussed elsewhere in this annual report. If we fail to sustain or increase profitability, our business and results of operations could be adversely affected.

Our business and prospects depend on our ability to build our brands and reputation, which could be harmed by negative publicity with respect to us, our products and operations, our management, brand ambassadors, KOLs, or other business partners.

We believe that maintaining and enhancing the reputation of our brands is of significant importance to the success of our business and that our financial success is directly dependent on consumer perception of our brands. Well-recognized brands are important to enhancing our attractiveness to consumers. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position. As a young company, our brand awareness among consumers may not be as strong as the more established beauty brands, and maintaining and enhancing the recognition and reputation of our brand is critical to our business and future growth.

Our ability to maintain our reputation and brand is affected by many factors, some of which are beyond our control. These factors include our ability to provide a satisfactory consumer experience, which in turn depends on our ability to bring innovative products to the market at competitive prices that respond to consumer demands and preferences, our ability and that of our manufacturing and service partners to comply with ethical and social standards, such as those concerning animal testing, and various and evolving rules and standards related to product quality and safety, labor and environmental protection, our ability to produce safe and high-quality products, our ability to provide satisfactory order fulfillment services, and our ability to provide responsive and superior customer services. Failure to succeed in any of these areas could damage our customer experience, our reputation and brand image and our ability to retain and attract customers. The success of our brand may also suffer if our marketing plans or product initiatives do not have the desired impact on our brand’s image or its ability to attract consumers. In the past three years, we have invested substantial efforts in promoting our brands. See also “—We have incurred significant costs for a variety of sales and marketing efforts, including mass advertising and heavy promotions to attract customers through multiple channels. If we are unable to conduct our sales and marketing efforts in a cost-effective and efficient manner, our results of operations and financial conditions may be materially and adversely affected.” We cannot assure you, however, that these activities are and will be successful or that we can achieve the brand promotion effect we expect. If we are unable to preserve our reputation, enhance our brand recognition or increase positive awareness of our products, it may be difficult for us to maintain and grow our consumer base, and our business, financial condition and results of operations may be materially and adversely affected.

In addition, any failure by our third-party manufacturers or raw material suppliers to comply with ethical, social, product, labor and environmental laws, regulations or standards, or any of their engagement in politically or socially controversial conduct, such as animal testing, could negatively impact our reputations and lead to various adverse consequences, including decreased sales and consumer boycotts. Also, we may face customer complaints or negative publicity about us, our products, our management, our business partners, our brand ambassadors or the KOLs we collaborate with from time to time, which may adversely affect our brand, reputation and business and diminish the appeal of our brand to consumers. Certain of such negative publicity may come from malicious harassment or unfair acts by third parties or our competitors, which are beyond our control. See also “—Negative publicity about our brand ambassadors or KOLs may adversely affect our reputation, our business and our results of operations.”

Damage to our reputation or the reputations of our business partners or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations and financial condition, as well as require additional resources to rebuild our brand and reputation.

If we are unable to provide superior customer experiences, our business and reputation may be materially and adversely affected.

The success of our business hinges on our ability to provide superior customer experience, which in turn depends on a variety of factors. These factors include our ability to bring innovative products to the market at competitive prices that respond to consumer demands and preferences, our ability to fit in the lifestyle of our customers and deeply engage with our customers and our ability to maintain the quality of our products and services, provide timely and reliable delivery and responsive and superior before- and after-sales service. In addition to other efforts we have made in maintaining a superior customer experience as discussed elsewhere in this annual report, such as our relentless efforts in guaranteeing product quality and offering products responsive to industry trends and customers’ preferences, we also invest substantially to provide quality and responsive customer service.

As of December 31, 2020, we had approximately 1,412 beauty advisors. Although we provide standardized employee conduct training and beauty product training for all our beauty advisors and maintain a detailed employee handbook regulating employee conduct, there is no assurance that our beauty advisors will provide consistently satisfactory customer service to our customers. In addition, as our network of beauty advisors continues to rapidly expand along with our growth, it may be harder for us to manage our advisors and ensure the quality of services they provide to our customers. Any negative customer service experience with our beauty advisors either offline in our physical stores or online through our customer communities or one-on-one chats may discourage customers from purchasing our products and adversely affect our reputation and brand image.

We also operate one customer service center in Guangzhou which provides service daily from 8:30 a.m. to midnight, handling all kinds of customer queries and complaints regarding our products and services. As of December 31, 2020, we had 370 customer service representatives at our customer service center. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. There is no assurance that we will be able to maintain a low turnover rate of existing employees and provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

The market for beauty products in China is continuously evolving and may not grow as quickly as expected, or at all, which could negatively affect our business and prospects.

Our business and prospects depend on the continuous development and growth of the market for beauty products in China. The growth and development of the market for beauty products is impacted by numerous factors and subject to uncertainties that are beyond our control, such as the macroeconomic environment, per capita spending, consumers’ interest in beauty, consumers’ purchasing frequency, demand for beauty products from consumers in lower tier cities, regulatory changes, technological innovations, cultural influences and changes in tastes and preferences. We cannot assure you that the market will continue to grow as rapidly as it has in the past, in ways that are consistent with other markets, such as that of the United States, or at all. If the market for beauty products in China does not grow as quickly as expected or at all, or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be negatively affected.

Changes to the pricing of our products could adversely affect our results of operations.

We aim to bring to consumers affordable high-quality beauty products and experiences. The pricing of our products is based on multiple factors, including, without limitation, the pricing of the components, ingredients and raw materials, costs of product development, anticipated sales volume, manufacturing costs and logistics service expenditures. Benefiting from our deep engagement with our customers, large volume of customer data we amassed and our data analytic technologies, we are in a good position to analyze consumers’ preferences and demands, evaluate the market acceptance and potential sales volume of our new products to be launched, which enables us to price our products at a competitive rate. Nevertheless, we cannot ascertain that we will adopt a competitive pricing strategy for our products at all times. If we price our products too low, our profit margin will suffer. If we price our products higher than consumers’ expected price, we may not achieve the sales volume we expect, in which case revenues from the corresponding products may be negatively affected.

Even if we properly price our products at their launch time, we may need to offer substantial discounts, especially during the major shopping festivals such as “618,” “Singles’ Day” and “Double Twelve,” to promote our brand awareness and to drive sales volume, or cut down the price as our products advance in their life cycles to maintain such products’ attractiveness to consumers. We may also need to reduce the prices to sell excess inventory in the event that we fail to accurately forecast demands. Any such price cuts may not lead to the sales volume we expect and may negatively impact the demand for our other newly launched or higher-end products, in which case our revenues could be negatively impacted. Furthermore, some customers may purchase our products in bulk when we offer substantially discounted or promotional prices and then re-sell them through their proprietary or third-party channels. The market and pricing for our products may be interrupted by the secondary sale pricing strategies adopted by such resellers and the possible negative shopping experience they provide to consumers, which may negatively impact our brand image and our business.

KOLs play an important role in promoting our products and driving traffic to our online and experience stores. If we fail to attract new KOLs or retain our existing ones, or the KOLs we cultivate are not widely accepted by our targeted consumers, our sales volume and our business may be negatively impacted.

We cooperate with popular KOLs to promote our brand awareness and drive traffic to our online and experience stores. We collaborated with KOLs of varying popularity with different follower bases to promote our products and drive traffic to our online and experience stores. If we are unable to attract new popular KOLs or retain existing ones to partner with us in promoting our brands and products, especially those with a large number of followers that we rely on to promote our brands and products, such as Austin Jiaqi Li and Weiya, our ability to influence the purchase decisions of our targeted consumers may be impaired. In addition, we occasionally cooperate with some of the KOLs based on oral agreements or in other informal manners to accommodate our fast-paced sales and marketing activities, which may expose us to higher risk of disputes with these KOLs over the terms and conditions of the cooperation. In case disputes arise out of our cooperation with KOLs based on oral or informal agreements, we may be left in a weaker position to prove our case compared to cooperation based on formal written agreements entered into.

In addition to cooperating with popular KOLs, we incubate KOLs on our own. We incurred a significant amount of operating expenses in training and providing professional support to our KOLs for fiscal years 2018, 2019 and 2020. A significant portion of such expenses in respect to each KOL are incurred before the KOL has developed a sufficiently large fan base or generated any revenue for us. The success of KOLs is subject to many uncertainties, including their personal style, charisma, attitude and professionalism and other circumstances beyond our control. We cannot assure that the efforts we invest in cultivating KOLs will achieve the level of success we expect. If any of our KOLs fails to develop a large follower base to our expectations, we may fail to recoup the costs incurred in training and supporting such KOL, which may adversely impact our business and results of operations.

Negative publicity about our brand ambassadors or KOLs may adversely affect our reputation, our business and our results of operations.

Our brand and reputation may be perceived to be connected with the reputation of the KOLs we collaborate with and our brand ambassadors. Therefore, our brand image and reputation could be hurt by negative publicity about the KOLs we collaborate with or our brand ambassadors. Negative publicity about them could occur in many circumstances that are beyond our control. For example, the KOLs we collaborate with may post unlawful, false, offensive or controversial content on their social media pages, notwithstanding any terms of use of the social media platforms and our guidelines, which may result in negative comments and complaints or even cause their accounts to be closed by social media platforms. Although we have requested the KOLs we collaborate with and our brand ambassadors to observe certain behavioral covenants and to refrain from conduct that is detrimental to our reputation and brand image, we cannot ensure that they will strictly follow the requirements. In addition, they may also receive negative publicity if they are involved in any illegal activities, scandals or rumors. Any such negative publicity, regardless of veracity, could hurt our reputation and may result in costs incurred to offset such reputation damage and have a negative impact on our business, results of operations and financial condition.

We have incurred significant costs for a variety of sales and marketing efforts, including mass advertising and heavy promotions to attract customers through multiple channels. If we are unable to conduct our sales and marketing efforts in a cost-effective and efficient manner, our results of operations and financial conditions may be materially and adversely affected.

As a relatively young company, we have invested, and will continue to invest, a large amount of financial and other resources in promoting our brand awareness and acquiring customers, including expanding our marketing and sales teams, retaining KOLs and purchasing advertisements. In the fiscal years ended December 31, 2018, 2019 and 2020, we incurred RMB309.3 million, RMB1.25 billion and RMB3.41 billion (US$522.9 million) in selling and marketing expenses, accounting for 48.7%, 41.3% and 65.2% of our total net revenues, respectively. Our marketing and branding activities may not be well received, successful or cost-effective, which may lead to significantly higher marketing expenses in the future. We may also not be able to continue our existing marketing and branding activities, or successfully identify and utilize the new trends in marketing strategies, channels and approaches that appeal to or fit in the lifestyle of our targeted customers. We may also fail to adjust our sales and marketing strategies fast enough to stay current with consumers’ behavioral changes in using internet and mobile devices. Failure to refine our existing marketing strategies or introduce new effective marketing strategies in a cost-effective manner could negatively impact our business, results of operations and financial condition. In addition, failure to comply with relevant provisions of Advertising Law of the PRC, promulgated by the Standing Committee of the National People’s Congress, or the SCNPC in 1994 and amended on October 26, 2018, Regulations on the Supervision and Administration of Cosmetics, or the Supervision Regulations, promulgated by the State Council on June 16, 2020 and became effective from January 1, 2021, and other relevant laws and regulations will result in the restriction, inhibition or delay of our ability to sell products. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Cosmetic Products, Regulations Relating to Food Business, Regulations Relating to Product Quality and Consumers Protection, and Regulations Relating to Advertising”.

We rely on certain ODM/OEM and packaging supply partners to produce our products. The loss of one or more of these ODM/OEM and packaging supply partners, business challenges at one or more of these ODM/OEM and packaging supply partners, or any failure on their part to produce products that are consistent with our standards or in accordance with contractual or regulatory requirements could harm our brand, cause consumer dissatisfaction, and result in material adverse impact on our business and results of operations.

We currently rely on certain ODM/OEM and packaging supply partners based in China to produce most of our products, including in some cases only a single contract manufacturer for some of our products. Our top five ODM/OEM and packaging supply partners collectively accounted for a majority of our total purchase amount from all OEM/ODMs in 2018, 2019 and 2020, respectively. Our reliance on a limited number of ODM/OEM and packaging supply partners for each of our products exposes us to a number of risks, since we do not currently have alternative or replacement ODM/OEM and packaging supply partners beyond these key parties.

We usually enter into framework engagement contracts with our ODM/OEM and packaging supply partners and then place orders to the ODM/OEM and packaging supply partners when manufacturing needs arise. We may experience operational difficulties with our ODM/OEM and packaging supply partners, including reductions in the availability of production capacity of our ODM/OEM and packaging supply partners due to reasons such as competing orders or sudden increases in demand, failure to comply with product specifications, insufficient quality control, unauthorized disclosure of sensitive information such as product formulation, failure to meet quality control standards and production deadlines, delays in delivery of products to our warehouses, increases in manufacturing costs and longer lead time. Our ODM/OEM and packaging supply partners may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component, ingredient or raw material shortages, fire, cost increases, violation of environmental, health or safety laws and regulations and national and industrial standards in terms of product safety, health epidemics, or other problems. For example, the COVID-19 pandemic widely and negatively impacted supply chains in China in early 2020. Our ODM/OEM and packaging supply partners’ operations were disrupted during this period, which in turn adversely affected our business and results of operations. We may be unable to pass potential cost increases associated with operational difficulties to our customers. In the event of interruption from any of our ODM/OEM and packaging supply partners, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. In addition, as we cooperate with these third party ODM/OEM and packaging supply partners on a non-exclusive basis, we cannot ensure that such contract manufacturers will not prioritize orders of other principals, including our competitors, in the case of supply shortages. We may also have disputes with our ODM/OEM and packaging supply partners, which may result in litigation expenses, divert our management’s attention and cause supply shortages to us. Further, we may not be able to renew contracts with our ODM/OEM and packaging supply partners for our existing products on acceptable terms, or at all, or identify ODM/OEM and packaging supply partners who are capable of producing our existing and new products we target to launch in the future. Our competitors could enter into restrictive or exclusive arrangements with our ODM/OEM and packaging supply partners that could impair or eliminate our access to such manufacturing capacity. It may take a significant amount of time to identify ODM/OEM and packaging supply partners that have the capability and resources to produce our products to our specifications in sufficient volume. Identifying suitable ODM/OEM and packaging supply partners is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other practices. Accordingly, a partial or complete loss of any of our significant contract manufacturers, or a significant adverse change in our relationship with any of our ODM/OEM and packaging supply partners, could have an adverse effect on our business, financial condition and operating results.

Any failure of such partners to perform with regards to quantity, quality, timely supply of products or other obligations under our agreements may have a material negative impact on our business and results of operations. Furthermore, we currently rely on these third-party manufacturers to formulate our products. We cannot assure you that they do not ever and will not deviate from their covenants. Any leakage, plagiary or disclosure of the formulas for manufacturing our products could be detrimental to our business prospects and results of operations. In the event they violate confidentiality agreements with other parties when developing formulas for us, we could be negatively affected.

We have entered into a joint venture arrangement with Cosmax to build a large scale cosmetics manufacturing hub in Guangzhou. Our collaboration with Cosmax and our investment in establishing the manufacturing facility in Guangzhou as a minority shareholder are subject to a number of risks, many of which are beyond our control, including but not limited to the potential failure of the manufacturing base currently under construction to start operations on time due to delays in construction and other reasons beyond our control, our limited influence over Cosmax, our lack of control over the board of directors of the joint venture and limited ability in monitoring and controlling the actions of the joint venture, potential dispute between us and Cosmax over corporate governance matters, and risks associated with possible deviations from the requirements under, or the non-performance of, the joint venture agreement by Cosmax. If any of the risks materialize, our business, results of operations and financial condition may be adversely affected.

We and our ODM/OEM and packaging supply partners are susceptible to supply shortages and interruptions, long lead times, and price fluctuations for raw materials and ingredients, any of which could disrupt our supply chain and have a material adverse impact on our results of operations.

Our product portfolio includes various product categories and product lines. Mass production of our products requires timely and adequate supply of various types of raw materials, components and ingredients. Some of the components, ingredients and raw materials used to produce our products are sourced from third-party suppliers through our ODM/OEM and packaging supply partners, and some of these components, ingredients and raw materials are sourced from a limited number of suppliers or a single supplier or certain foreign suppliers. Therefore, we are subject to risks of shortages or discontinuation in supply, long lead times, cost increases and quality control issues with our suppliers, as well as unfavorable international trade policies, heightened tariffs and fluctuation in currency exchanges. See also “—Fluctuations in exchange rates could have a material and adverse effect on the value of your investment and our results of operations” and “—Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.” In addition, some of our suppliers may have more established relationships with our competitors and the ODM/OEM and packaging supply partners that our competitors utilize, and as a result of these relationships, we cannot assure that such suppliers will not choose to limit or terminate their relationships with us or our ODM/OEM and packaging supply partners or prioritize our competitors’ orders in the case of supply shortages.

In the event of a component, ingredient or raw material shortage or supply interruption from suppliers, we and our ODM/OEM and packaging supply partners will need to identify alternative sources of supply, which can be time-consuming, difficult to locate, and costly. We and our ODM/OEM and packaging supply partners may not be able to source these components, ingredients or raw materials on terms that are acceptable, or at all, which may result in delays in deliveries of our products by our manufacturers or increased costs and undermine our ability to fill customer orders in a timely manner. This could cause delays in shipment of our products, harm our customers’ experience on our products, and adversely affect our reputation and results of operations.

Moreover, the market prices for certain raw materials, components and ingredients have been volatile. If we experience significant increases in the market price for components, ingredients or raw materials for our products, we may not be able to recover these costs through increasing sales price to our customers, in which case our results of operations and financial condition may be adversely affected.

Our business is subject to complex and evolving product safety laws, regulations and standards. If we fail to comply with these laws, regulations and safety standards or our products otherwise have defects, we may be required to recall products and may face penalties and product liability claims, either of which could result in unexpected costs and damage our reputation.

The manufacturing, distribution, packaging, importation and exportation of beauty products and their components, ingredients and raw materials are subject to complex product safety-related laws, regulations and national and industrial standards. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Cosmetic Products”. To maintain compliance and promote product safety, we have established a team dedicated to product quality inspection, product sampling and quality issues resolution and cooperate with the world’s leading testing centers to continually oversee the quality and safety of our products. In addition, we closely work with our counsel on the development in laws, regulations and standards applicable to our business. However, as these laws, regulations and standards are relatively new and their interpretation and implementation have been constantly evolving, we cannot assure that the competent authorities will always hold the same view as our counsel team does in terms of the compliance of our business operations.

We currently outsource our product manufacturing to third party ODM/OEM and packaging supply partners, and in many cases rely on them to procure raw materials, components and ingredients. Thus, we do not have sufficient control over the raw material procurement and manufacturing process and cannot be sure that all of the suppliers of raw materials, components and ingredients chosen by our contract manufacturers would have met our standards and expectations and been selected by us had we done the procurement ourselves, neither could we guarantee that no contaminations, defects or other safety issues would happen with respect to the raw materials, components and ingredients or during the manufacturing process. We have required our ODM/OEM and packaging supply partners to deliver reports evidencing the safety of the products and imposed compliance covenants on the ODM/OEM and packaging supply partners. However, we cannot be sure that these measures are or will be effective in preventing all defects or safety issues or otherwise maintaining full compliance of our products with product safety related laws, regulations and standards. Our exposure to product liability risk may increase as our manufacturing and sales volume increases. The situation is further complicated by the fact that a product may be safe for the general population when used as directed but could cause an adverse reaction for a person who has a health condition or allergies, or who is taking a prescription medication. While we include what we believe are adequate instructions and warnings, previously unknown adverse reactions could occur. If we discover that any of our products are causing adverse reactions, we could suffer adverse publicity or administrative sanctions. If any batch of our products contain contaminants, fail to meet national safety standards or otherwise has defects or safety issues, we may need to suspend the sale or, in severe cases, order recalls of such batch or all of the products in question.

Any failure or perceived failure to comply with laws, regulations or standards with respect to product safety, or any sale suspension or product recall may lead to government investigations, penalties and lawsuits and may result in adverse publicity, potential significant costs in connection with the suspension of sales or recall, and could have a material and adverse effect on our business, financial condition and results of operations.

Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products or adequately manage our inventory.

Our business requires us to manage a large volume of inventory effectively. We depend on our forecasts of demand for, and popularity of, various products to make purchase decisions and to manage our inventory of stock-keeping units. Demand for products, however, can change significantly between the time inventory, components, ingredients or raw materials are ordered and the date of sale. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our consumers may not purchase products in the quantities that we expect. It may be difficult to accurately forecast demand and determine appropriate levels of product or componentry. We generally do not have the right to return unsold products to our ODM/OEM and packaging supply partners. If we fail to manage our inventory effectively or negotiate favorable credit terms with third-party manufacturers and suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs in the case of overestimation of consumer demand, or increased costs to secure necessary production and delivery delays in the case of underestimation of consumer demand. An inability to meet consumer demand and delays in the delivery of our products to our customers could result in reputational harm and damaged customer relationships. In addition, if we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our manufacturers and suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect our business, financial condition and results of operations.

Our operations have been, and may continue to be affected by the COVID-19 pandemic.

Beginning in January 2020, the outbreak of COVID-19 has severely impacted China and the rest of the world. Our business and operations have also been affected as a result. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Given the strict implementation of quarantine measures during this period, social and economic activities throughout China were sharply curtailed, and opportunities for discretionary consumption, especially in offline sales channels, were significantly limited during the period. Operations of our offline experience stores were adversely impacted by the quarantine measures in China, which resulted in temporary store closures from late January through early April in 2020.

Due to the overall weakening consumer sentiment and purchasing activities as a result of the impact of COVID-19, our sales volume and total net revenues experienced slower-than-expected growth in 2020. Our online sales volume witnessed slower-than-expected growth in the first quarter of 2020 due to the unavailability of, or significant delays in, delivery services during such period. Despite this slowdown, net revenues generated through online channels continued to grow in 2020 compared with 2019. While our ODM/OEM and packaging supply partners and other service partners had to operate at reduced capacity during such period, we were able to maintain sufficient levels of inventory and fulfillment capacity through our self-operated warehouses. However, due to market conditions and consumer demand being less favorable than we expected in 2020 as a result of the impact of COVID-19, we recorded an inventory provision of RMB20.9 million (US$3.2 million) in 2020. In addition, as a result of the impact of COVID-19, our ROI on advertising, marketing and brand promotion spending decreased. The impact of COVID-19 in China gradually declined in the second half of 2020. As a result, we further stepped up our marketing efforts beginning in the third quarter of 2020 to capture the resurgence in consumer sentiment and social activities, which contributed to the increase of our selling and marketing expenses as a percentage of total net revenues from 41.3% in 2019 to 65.2% in 2020. The growth in our total net revenues in 2020 rebounded with this recovery in consumer sentiment and we generated higher total net revenues in 2020 compared to 2019.

Many of the quarantine measures within China have since been relaxed as of the date of this annual report, and we, together with our packaging supply partners and other business partners, have gradually resumed normal operations since early March 2020 with the exception of our experience stores which re-opened in early April 2020. The global spread of COVID-19 pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict and will depend on a number of factors, including the duration and severity of COVID-19, the extent and severity of new waves of outbreak in China and other countries, the development and progress of distribution of COVID-19 vaccine and other medical treatment and the effectiveness of such vaccine and other medical treatment, and the actions taken by government authorities to contain the outbreak, all of which are beyond our control. Currently, vaccines or specific anti-viral treatments for COVID-19 have not been widely and effectively applied. Relaxation of restrictions on economic and social activities may also lead to new cases which may lead to re-imposed restrictions. If the situation materially deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

We rely on third-party e-commerce platforms to sell our products online. If such platform’s services or operations are interrupted or if our cooperation with such platforms terminates, deteriorates or becomes more costly, our business and results of operations may be materially and adversely affected.

Currently, we rely on third-party e-commerce platforms such as Tmall, JD.com and Vipshop, among others, for online sales of our products and derive a material portion of our online sales revenue through and from such platforms. In both 2019 and 2020, a majority of our gross sales were generated through our store on Tmall. If such platform’s services or operations are interrupted, if such platforms fail to provide satisfactory customer experience and fail to attract new and retain existing users, if our cooperation with such third-party e-commerce platforms terminates, deteriorates or becomes more costly, or if we fail to incentivize such platforms to drive traffic to our flagship stores or promote the sale of our products, our business and results of operations may be materially and adversely affected. We cannot guarantee that we will be able to find alternative channels on terms and conditions commercially acceptable to us in a timely manner, or at all, especially given their leading position and significant influence in China’s e-commerce industry. In addition, any negative publicities about such third-party e-commerce platforms, any public perception or claims that non-authentic, counterfeit or defective goods are sold on such platforms, be it with merit or proven or not, most of which are beyond our control, may deter visits to the platforms and result in less customer traffics to our flagship stores or fewer sales of our products, which may negatively impact our business and results of operations.

We introduced company channels on Weixin in the second half of 2018 to further diversify our distribution channels. We may be subject to the relatively new E-Commerce Law as a result of our company channels on Weixin. Failure to comply with such regulations may have a material impact on our business, financial conditions and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Trading and E-Commerce.”

We rely on third-party service providers for logistics services. If these service providers fail to provide reliable services, our business and reputation may be adversely affected.

We rely on third-party couriers and logistics providers for order fulfillment and delivery services, including, among others, collection of products, warehousing services, shipping products to our customers, our experience stores and our designated warehouses and handling product returns. While these arrangements allow us to focus on our main business, they reduce our direct control over the logistics services provided to our customers. Logistics in our primary locations or transit to final destinations may be disrupted for a variety of reasons, including events that are beyond our control or the control of these service providers, such as inclement weather, natural and man-made disasters, health epidemics, information technology system failures, transportation disruptions, labor unrest, commercial disputes, military actions or economic, business, labor, environmental, public health, or political issues. In addition, if our third-party logistics service providers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. If any of our service providers’ operations or services are disrupted or terminated, we may not be able to find alternative service providers with quality and on commercial terms to our satisfaction in a timely and reliable manner, or at all. Furthermore, delivery personnel of contracted third-party logistics service providers act on our behalf and interact with our customers personally. We need to effectively manage these third-party logistics service providers to ensure the quality of customer services. If our products are not delivered in proper condition or in a timely manner or there is any other failure to provide high-quality delivery services to our customers, our products may be compromised, customer experience may be impaired and, as a result, our business and reputation could suffer. Further, if our logistics providers raise their fee rate, we may incur additional costs and may not be able to pass such costs to our customers.

Our delivery, return and exchange policies may adversely affect our results of operations.

We have adopted shipping policies that do not necessarily pass the full cost of shipping onto our customers. We also have adopted customer-friendly return and exchange policies that make it convenient and easy for customers to change their minds within seven days after completing direct online purchases from us. We may also be legally required to adopt new or amend existing return and exchange policies from time to time. These policies improve customers’ shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenues. If our delivery, return and exchange policies are misused by a significant number of customers or if the return or exchange rates increase beyond historical records or otherwise substantially, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in loss of existing customers or failure to acquire new customers at a desirable pace, which may materially and adversely affect our results of operations.

Failure to successfully manage our fulfillment infrastructure expansion or any interruption in the operation of the warehouse facilities for an extended period may negatively affect our business and results of operations.

We believe that our fulfillment infrastructure, consisting of strategically located warehouses, is essential to our supply chain management. Most of the warehouses we use are operated by third-party vendors over which we have limited control. We provide our operating standards under our operating agreements with third-party vendors and typically renew these agreements on an annual basis. We plan to add new warehouse facilities in more locations across China through cooperation with third-party vendors to enhance the efficiency in fulfilling the rapidly increasing orders placed from all areas in China. We cannot assure you that we will be able to add suitable warehouse facilities on commercially acceptable terms or at all. In addition, our ability to process and fulfill orders accurately and provide high quality customer service depends on the smooth operation of the warehouse facilities. Any decrease in the quality of service offered by these third-party vendors will adversely affect our reputation and business operations. The warehouse facilities may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, health epidemics, human error and other events. If any of the warehouse facilities were rendered incapable of operations, then we may be unable to fulfill our orders on a timely basis, which could result in canceled sales and a loss of customer loyalty and have a material adverse impact on our business, financial condition and results of operations. For example, business operations at warehouse facilities could be disrupted if any of the employees working therein are suspected of being infected with COVID-19, since it could require the employees to be quarantined and/or the facilities to be disinfected. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

The expansion of our experience stores has required and will continue to require a substantial investment and commitment of resources and are subject to numerous risks and uncertainties.

We are diversifying and expanding our distribution channels, which includes expansion of our experience store network in a measured manner to better connect with our customers and deliver a more immersive beauty experience. Our experience stores have required substantial investment in equipment and leasehold improvements, information systems, inventory and personnel, often times even prior to generating any sales in these stores. We also have entered into substantial operating lease commitments for store space. A decline in sales or the closure or poor performance of individual or multiple stores could result in significant lease termination costs, write-offs of equipment and leasehold improvements and severance costs.

The success of our experience store network expansion depends in part on our ability to manage the financial and operational aspects of our experience stores expansion strategy, our ability to properly assess the potential profitability and payback period of potential new experience store locations, our ability to hire and train skilled store operating personnel, especially management personnel, our ability to immerse such personnel in our culture, and our ability to guarantee timely supply of inventory for experience stores. We cannot assure you that we will succeed in all of these areas. In addition, many factors unique to offline retail operations, some of which are beyond our control, pose risks and uncertainties to our experience store network expansion. These risks and uncertainties include, but are not limited to, macro-economic factors that could have an adverse effect on general retail activity, health epidemics, the overall customer traffic in and around the location of our experience stores, the opening of stores of competitors in the same area or location of our experience stores, the opening of a new store of ours in the same city as our existing experience stores, our failure in identifying appropriate locations for opening up new experience stores and accurately predicting customer traffic at such new stores, our inability to attract high customer traffic to our experience stores, our inability to manage costs associated with store construction and operation, more challenging environments in managing offline retail operations, costs associated with unanticipated fluctuations in the value of retail inventory, and our inability to obtain and renew leases in quality retail locations at a reasonable cost. If we are unable to open experience stores at convenient locations in such cities that have large number of customers of our online product sales and offer similar competitive price at our experience stores as our online stores, our ability to retain these customers, foster strong brand loyalty and further enlarge our customer base may be negatively impacted. Meanwhile, if we are unable to generate sufficient sales from these stores, we may fail to recover the advanced costs and investments in connection with such experience store expansion and our business and profitably may suffer. The substantial management time and resources which any future experience store expansion strategy may require could also result in disruption to our existing business operations, which may decrease our net revenue and profitability.

Failure to maintain or renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We primarily lease properties for our offices, experience stores and warehouse. We usually enter into long-term lease agreements with real estate owners for a period of more than three years. To the extent we need to terminate the lease and relocate prior to the expiration of the lease term, we may face termination fees or be liable for breach of contracts. Meanwhile, for those locations that we want to continue our presence, we may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms, or at all. Certain leases we entered into with relevant real estate owners contain covenants relating to periodical turnover commitments or certain minimum operation results commitments. We cannot assure you that we will be able to fulfill such covenants at all times. Our failure to comply with relevant covenants may result in the real estate owners’ unilateral right to terminate the relevant leases and may therefore be forced to relocate our affected operations. Any of these occurrences could disrupt our operations and result in significant relocation expenses, which could, adversely affect our business, financial condition and results of operations. Further, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could maintain, extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. Further, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

Expansion into international markets will expose us to significant risks.

Building on our success in China, we have started to expand globally, starting in Southeast Asia, where we have already established operations. We have also acquired Galénic and Eve Lom which have business operations, personnel and physical assets in Europe, U.S. and other geographies. Expansion into international markets requires significant resources and management attention and subjects us to regulatory, economic, and political risks in addition to those we already face in China. There are significant risks and costs inherent in doing business in international markets, including:

•

difficulty in establishing and managing international operations and the increased operations, travel, infrastructure, including establishment of local delivery service and customer service operations, and legal compliance costs associated with locations in different countries or regions;

•	the need to adjust pricing and margins to effectively compete in international markets;
•

the need to adapt and localize products for specific countries and the potential differences in customer preferences, including obtaining rights to third-party intellectual property used in each country;

•	increased competition from local providers of similar products and services;
•	the ability to protect and enforce intellectual property rights abroad;
•	the need to offer content and customer support in various languages;
•	difficulties in understanding and complying with local laws, regulations, and observation of religious and cultural customs and conventions in other jurisdictions;
•	compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, by us, our employees, and our business partners;
•

complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to consumer protection, consumer product safety, and data privacy frameworks, such as the E.U. General Data Protection Regulation;

•	varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs;
•	tariffs and other non-tariff barriers, such as quotas and local content rules, as well as tax consequences;
•	fluctuations in currency exchange rates and the requirements of currency control regulations; and
•	political or social unrest or economic instability in a specific country or region in which we operate.

We have limited experience with international regulatory environments and market practices and may not be able to penetrate or successfully operate in the markets we choose to enter. In addition, we may incur significant expenses as a result of our international expansion, and we may not be successful in such expansion. Our products and services may not be accepted as fast as we expect, or at all, by consumers in new markets due to our limited brand recognition in certain parts of the world, or if our third-party manufacturers or raw materials suppliers are alleged to be not in compliance with ethical, social, product, labor and environmental standards of such markets, such as those related to animal testing, which are usually more stringent than those of China. We may also face challenges to acceptance of our beauty-related content in new markets. Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition and results of operations.

An economic downturn may adversely affect consumer discretionary spending and demand for our products and services.

Our beauty products may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors, such as consumer confidence in future economic conditions, consumer sentiment, the availability and cost of consumer credit, levels of unemployment, and tax rates. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and consumer demand for our products may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our results of operations and financial condition.

We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends, which subjects us to laws and regulations related to privacy, information security and data protection. Any failure to comply with these law and regulations could materially and adversely harm our business.

We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends to guide our product development and to improve our products and customer experience.

The confidentiality, access, collection, use and disclosure of customers’ data are highly regulated in China. PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy, personal information and data, under which we are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate customer consent and to establish customer information protection systems with appropriate remedial measures. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Information Security and Privacy Protection”. While we strive to comply with such laws and regulations, as well as our privacy policies and other obligations we may have with respect to privacy and data protection, some of our data collection activities may be deemed beyond the scope of or without the consent from our customers. Any failure or perceived failure to comply with laws, regulations or policies related to privacy, information security and data protection may result in inquiries and other proceedings or actions against us by government authorities or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose customers. In addition, as data protection and privacy issues draw more and more attention from the society, we may also become subject to new laws and regulations, or newly adopted interpretation and application of existing privacy and data protection laws or regulations, which are often uncertain and in flux and could further restrict collection and usage of customer data, or otherwise inconsistent with our practice. Any additional enactment or promulgation of this type may, among other things, require us to implement new security measures or bring within the legislation or promulgation other personal data not currently regulated. Compliance with any additional laws could be expensive, may place restrictions on our data collection and processing practice, the conduct of our business and the manner in which we interact with our customers.

Any security and privacy breach may lead to leak and unauthorized disclosure of data and information we aggregate, which may hurt our brand image, our business and results of operations.

We store and analyze customer and operations data, and security breaches expose us to a risk of loss of such data, litigation and potential liability. Our data is encrypted and saved on cloud-based servers, segregated from the internet, protected by access control, and further backed up in long-distance servers, so as to minimize the possibility of data loss or breach. We have not experienced material incidents of security breach.

Despite the security measures we have implemented, we may experience cyber-attacks of varying degrees, including attempts to hack into our cloud or our intranet and steal customer and business information or obtain economic benefit from us. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information in order to gain access to our data, or may otherwise obtain access to such data. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our information system that could deter our customers from engaging with us, and have an adverse effect on our business and results of operations. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, our customers’ and business partners’ perception of the effectiveness of our security measures could be harmed, we could lose customers and business partners, may not be able to maintain the level of engagement with customers and business partners and we may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business and results of operations.

If our proprietary data analytics algorithms for consumer preference prediction and content recommendation flawed or ineffective, our trend prediction and customer acquisition abilities could be harmed.

We rely on our proprietary data analytics algorithms to analyze customer data, to predict consumer preferences, and to recommend beauty-related content that may be of interest to our customers. Although we have invested substantially in the development and continued improvement of our algorithm, we cannot assure that our algorithm does not and will not carry any flaw or defect that could compromise our data analysis results. Particularly, some of these flaws or defects may not become evident until the algorithm is put to actual usage or after its continued failure to accurately predict customers’ preferences or industry trends. Even if the algorithm is properly designed, its performance may be affected by the quality and volume of customer data we aggregated. For example, in case we enter into a new product category, we may not have sufficient data related to consumers’ purchase behavior or consumers’ views about products in this category, which could limit the ability of our algorithm to effectively analyze and predict consumer preferences at least at the early stage of such newly launched product category.

In addition, we expect to experience significant growth in the amount of data we need to process as we continue to develop our business and enlarge our customer base. As the amount of data and variables we process increases, the calculations that our algorithms must process become increasingly complex and the likelihood of any defect or error increases. To the extent our proprietary algorithms fail to deliver accurate analysis results or experience significant errors or defects, our ability to predict customers’ preferences and industry trend and to develop products with wide market acceptance could be impaired.

User misconduct on and misuse of the online consumer communities we organize may adversely impact our brand and reputation, and may subject us to liabilities.

In addition to interactions with our customers at our experience stores, we organize customer communities on Weixin, through which we establish closer relationships with, and develop better understanding of, our customers through deep engagement with them. Such communities also allows customers to share shopping experience and freely communicate with each other. However, we don’t have full control over how and what our customers will communicate, and our communities could be misused by some of our customers. For example, some of our customers may use our communities as a platform to distribute content that could be deemed as spam by other customers, such as marketing materials for his or her own businesses or businesses he or she is employed to promote, which could impair our customers’ experience. In addition, once invited into our online communities, our customers can add each other as contacts and communicate and interact privately. We have no control over our customers’ behaviors off our online communities and cannot rule out the possibility that some of them may engage in immoral, disrespectful, fraudulent or illegal activities. To the extent such behaviors or activities are associated with our communities, the public perception of our reputation and brand image could be harmed and prospective customers may be deterred from joining our online communities, which could have a material and adverse effect on our business and reputation.

We are increasingly dependent on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We rely on information technology networks and systems to market and sell our products, to process, transmit and store electronic and financial information, to manage and monitor a variety of business processes and activities and to comply with regulatory, legal and tax requirements. We are dependent on a variety of information systems to effectively process and fulfill customer orders. We also depend on our information technology infrastructure for digital marketing activities, for managing our various distribution channels, for electronic communications among our personnel, customers, manufacturers and suppliers and for synchronization with our manufacturers and logistics providers on demand forecast, order placements and manufacturing and service status and capacity. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, computer viruses, attacks by computer hackers, telecommunication failures, user errors or catastrophic events. Any material disruption of our systems, or the systems of our third-party manufacturers, e-commerce platforms or service providers, could disrupt our ability to track, record and analyze the products that we sell and could negatively impact our operations, shipment of goods, ability to meet customer requests, ability to process financial information and transactions, and ability to receive and process orders or engage in normal business activities. If our information technology systems suffer damage, disruption or shutdown, we may incur substantial cost in repairing or replacing these systems, and if we do not effectively resolve the issues in a timely manner, our business, financial condition and results of operations may be materially and adversely affected, and we could experience delays in reporting our financial results.

If we fail to maintain and upgrade our information technology systems, it may have a material adverse effect on our business, financial condition and results of operations.

As we grow our business, we expect to continue to invest in and implement, upgrades to our information technology systems and procedures. Without these improvements, our operations might suffer from unanticipated system disruptions, slow data processing, unreliable service levels, impaired quality or delays in reporting accurate information, any of which could negatively affect our reputation and ability to attract and retain customers. However, such upgrades may subject us to inherent costs and risks associated with changes to these systems, including potential disruption of our internal control structure, additional administration and operating expenses, failure to acquire or retain sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. In addition, the upgrade and improvement of our information technology systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance our business will increase. If we fail to respond to technological change or to adequately maintain and upgrade our systems and infrastructure in response to changing business needs in a timely, effective and cost-efficient fashion, our business could be adversely affected.

Real or perceived inaccuracies in our operating metrics may harm our reputation and negatively affect our business.

We regularly review our operating metrics in relation to our customers to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using our internal data as well as third-party platform’s data, have not been validated by an independent third party, and may not be indicative of our future operation results. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business.

The payment methods that we accept subject us to third-party payment-related risks and other risks.

We accept payments from our customers using a variety of methods, including online payments with credit cards and debit cards issued by major banks and payment through third-party online payment platforms such as Weixin Pay and Alipay. We also rely on third parties to provide payment processing services. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment options. We may also be subject to various rules, regulations, and requirements, regulatory or otherwise, governing electronic fund transfers and online payment, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic fund transfers, or facilitate other types of online payments, and our business, financial condition, and results of operations could be materially and adversely affected.

Our ability to enrich our content offerings could be substantially impaired if we fail to cooperate with third-party content providers or fail to attract or retain high quality in-house writers and editors.

We currently generate content primarily through our in-house editorial team. We also collaborate with third-party professional content providers to extend the breadth and depth of our content offerings. The demand and competition for skilled and experienced writers and editors are intense. We may not be able to compete effectively for talents, neither can we guarantee we will not lose existing editors or writers. We may also incur increased compensation expenditures as we upscale our editorial team or increase compensation and benefits to retain our skilled writers and editors. In addition, if we fail to maintain our cooperation with third-party professional content providers upon terms commercially acceptable to us, we may lose a portion of high-quality content offerings. Any of these occurrences may adversely affect our ability to produce high-quality content in an effective manner, resulting in deterioration of user experience and harm to our brand, and our financial condition and results of operations may be materially and adversely affected as a result.

If the content we produce and distribute through online social and content platforms, or content available on our website, is deemed to violate PRC laws or regulations, our business and results of operations may be materially and adversely affected.

We produce and distribute professionally generated beauty and wellness related content on third party online social and content platforms such as Weixin, Douyin, Kuaishou, Bilibili, and RED to promote beauty related knowledge, to improve our brand awareness and to generate consumers interest in our products. Under PRC laws, we are required to monitor content we produce and distribute for items that are factually incorrect, socially destabilizing, obscene or defamatory, and promptly take actions with respect to such content items. Sometimes, it is arguable as to whether a piece of information is factually incorrect or involved other types of illegality, and it may be difficult to determine the type of content that may result in liability to us. Our burden to administer the content, and costs associated therewith, may be exacerbated if we develop our own app with user discussion panel or other interactive functions or features in the future, or introduce such interactive features and functions to our website and Weixin mini-program. If we are found to be liable, we may be subject to fines, revocation of our relevant licenses and other administrative and civil actions, which may interrupt our business. We have implemented measures to review content in light of the relevant laws and regulations before any of them is published. However, such procedures may not prevent all illegal or impropriate contents from being distributed, especially content created during living streaming by KOLs we collaborate with.

If our cash from operations is not sufficient to meet our current or future operating needs and expenditures, our business, financial condition and results of operations may be materially and adversely affected.

For the fiscal years ended December 31, 2018, 2019 and 2020, we had negative cash flows from operating activities of RMB96.2 million, RMB6.2 million and RMB983.4 million (US$150.7 million), respectively. We may require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives, investments or acquisitions we may decide to pursue. To the extent we are unable to generate sufficient cash flow, we may be forced to cancel, reduce or delay these activities. Our ability to generate cash to meet our operating needs and expenditures will depend on our future performance and financial condition, which will be affected by financial, business, economic, legislative, regulatory and other factors, including potential changes in costs, pricing, the success of product innovation and marketing, competitive pressure and consumer preferences. If our cash flows and capital resources are insufficient to fund our cash needs, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations. Alternatively, if our sources of funding are insufficient to satisfy our cash requirements, we may seek to obtain credit facilities or sell equity or debt securities. The sale of equity securities would result in dilution of our existing shareholders, including holders of our ADSs. The incurrence of indebtedness would result in debt service obligations and operating and financing covenants that could restrict our operations. Furthermore, it is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all, which could materially and adversely affect our business, financial condition and results of operations.

We may be subject to infringement claims of intellectual property rights or other rights of third parties, which may be expensive to defend and may disrupt our business and operations.

Our commercial success depends in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights, trade secrets and other proprietary rights of others. We have adopted and implemented internal procedures and licensing practices to prevent unauthorized use of such intellectual properties or the infringement by us of other rights of third parties. However, we cannot be certain that these measures can be effective in completely preventing all possible infringement, misappropriation and other violations of third-party’s intellectual property rights or other rights during the course of our business. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. This is especially the case as our sales and marketing activities may use photos or video clips that contain portraits of individuals and shows performed by others such as recorded product promotion live-streaming held by our cooperating KOLs. We cannot rule out the possibility that some of these use cases are not properly authorized by the relevant performers and/or proprietary right holders, which may expose us to potential liabilities for infringement of portrait rights or rights to network dissemination of information under Chinese laws. In addition, although we enter into license agreements with third party proprietary right holders, we cannot rule out the possibility that some uses of such licensed rights might exceed the authorized scope or permitted license time period specified in such license agreements. There could also be existing intellectual property of which we are not aware that our operations and business may inadvertently infringe upon. Further, our internal procedures and licensing practices may not be effective in completely preventing the unauthorized use of copyrighted materials or the infringement of other rights of third parties by us and/or our employees. We have received and may continue to receive claims by third parties that we and/or our employees have infringed or otherwise violated their software copyright. We license and use software and other technologies from third parties in our ordinary course of business. These third-party software or technology licenses may not continue to be available to us on acceptable terms or at all, and may expose us to potential infringement liability. Any such liability, or our inability to use any of these third-party software or technologies on acceptable terms or at all, could harm our reputation, result in increased operating costs, and/or disruptions to our business that may materially and adversely affect our operating and financial results.

We may from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. Also, although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States. If a claim of infringement brought against us in China, the United States or another jurisdiction is successful, we may be required to pay substantial penalties or other damages and fines, enter into license agreements which may not be available on commercially reasonable terms or at all or be subject to injunctions or court orders. Even if allegations or claims lack merit, defending against them could be both costly and time consuming and could significantly divert the efforts and resources of our management and other personnel. Competitors and other third parties may claim as well that our officers or employees or our ODM/OEM and packaging supply partners have infringed, misappropriated or otherwise violated their product formulas, confidential information, trade secrets or other proprietary information or technology in the course of their employment with us or in their designing and manufacturing products for us, as the case may be. Although we take steps to prevent the unauthorized use or disclosure of such third-party information, intellectual property or technology by our officers, employees or ODM/OEM and packaging supply partners, we cannot guarantee that our internal intellectual property policy, any other policies or contractual provisions that we have implemented or may implement will be effective. If a claim of infringement, misappropriation or violation is brought against us or one of our officers or employees, we may suffer reputational harm and may be required to pay substantial damages, subject to injunction or court orders or be required to suspend sales of our products or to remit to the plaintiff the revenues we derive from the sales, any of which could adversely affect our business, financial condition and results of operations.

If we are unable to protect our intellectual property, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected.

We rely on a combination of trademark, copyright, trade secret, patent and other laws protecting proprietary rights, nondisclosure and confidentiality agreements and other practices, to protect our brands and proprietary information, know-hows, technologies and processes. Our principal intellectual property assets include the registered trademarks for our brands, the design and invention patents and copyrights for our products and logos. Our copyrights, trademarks and design and invention patents are valuable assets that support our brands and consumers’ perception of our products. Although we have existing and pending trademark and patent registrations in China, there can be no assurance that all of them will be issued or registered. Historically, some of our trademark applications on certain key categories were rejected, which result in difficulties in our ability to protect our use of brand name or logo on products of such categories, and may subject us to possible intellectual property disputes with third parties over such uses. Third parties may also oppose our trademark or patent applications domestically or abroad, or otherwise challenge our use of the trademarks or patents. In the event that our trademarks or patents are successfully challenged, we could be forced to rebrand our products or to refrain from using certain designs, which could result in the loss of brand recognition, impair the attractiveness of our products and could require us to devote resources to advertising and marketing new brands and product designs.

Despite our efforts to protect our intellectual property rights and proprietary information, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual properties or know-hows. Monitoring for infringement or other unauthorized use of our intellectual property rights and know-hows is difficult and costly, and such monitoring may not be effective. From time to time, we may have to resort to courts or administrative proceedings to enforce our intellectual property rights, which may result in substantial cost and diversion of resources. The PRC has historically afforded less protection to a company’s intellectual property than the United States and, therefore, companies such as ours operating in the PRC face an increased risk of intellectual property piracy.

Our employees or business partners or other parties with whom we maintain business relationship may engage in misconduct or other improper activities, which may disrupt our business, hurt our reputation and results of operations.

Our employees or business partners, including third-party manufacturers and logistics service providers, may be subject to regulatory penalties or punishments or other legal proceedings because of their wrongdoings or regulatory compliance failures, which may disrupt our business. For example, we currently rely on third-party manufacturers to produce our products. Although we usually require them to provide compliance representations and covenants, we cannot assure that they will not engage in any incompliant practices such as environmental or product safety requirement violations. If they engage in any noncompliance or face regulatory sanctions or operation suspensions, our business may as a result be disrupted and our reputation may be harmed.

We are exposed to the risk of fraud or other misconduct by our employees or third parties partners with whom we have business arrangements. Misconduct by employees or third-party partners could include inadvertent or intentional failures to comply with the laws and regulations to which we are subject or with our policies, provide accurate information to regulatory authorities, comply with ethical, social, product, labor and environmental standards, comply with fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. We have no control over the off-work time and behaviors of our employees and the operations of our third-party partners. Any legal liabilities of, or regulatory actions against, our employees, especially key employees, or business partners may affect our business activities and reputation and, in turn, our results of operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies, including limitations on our ability to own key assets.

We leverage the internet for many of our sales, consumer acquisitions and engagement and daily operations. Foreign ownership of and the licensing and permit requirements pertaining to companies operating in the internet industry are subject to government scrutiny. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of such industries include, but are not limited to, the following:

•	We operate our business and hold licenses through our VIE and its affiliates due to restrictions on foreign investment in businesses providing value-added telecommunication services.
•

Uncertainties relating to the regulation of the internet business in China, including evolving licensing practices, give rise to the risk that some of our permits, licenses or operations may be subject to challenge, which may be disruptive to our business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on us. The numerous and often vague restrictions on the collection and usage of customer data and on content distributed online in China may subject us to potential liability.

•

Although we have not received notice of violation or faced administrative actions in connection with our operation of business via the VIE and its affiliates, we cannot assure that the PRC government will not find such practice incompliant with PRC laws and regulations or the interpretation thereof, in which case we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Due to the increasing popularity and use of the internet and other online services, with respect to online sales, advertising, customer acquisition, data acquisition and usage, or otherwise related to internet industries a number of laws and regulations have been adopted and it is possible that more and will be adopted in the future. The adoption of additional laws or regulations, the application to our business of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application to our business of existing laws and regulations that are traditionally not applicable to digital forms of services, may heighten requirements for us to conduct our operations, which could, in turn, increase our cost of doing business, disrupt our operations and impede the development or growth of the internet industry generally.

We cannot assure you that subsequent laws and regulations or interpretation of existing ones would not render our operations non-compliant or that we would always be in full compliance with applicable laws and regulations. In the event that we must remedy any violations, we may be required to modify our business models in a manner that undermines the experience of our customers. We may also become subject to fines or other penalties and, if we determine that the requirements to operate in compliance are overly burdensome, we may elect to terminate the non-compliant operations. In each case, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.

Internet and beauty industry and certain business models and practices such as the operation of franchise business and export oriented e-commerce business in China are highly regulated, and requires multiple licenses, permits, filings and approvals to conduct and develop business. Currently, we have obtained the following valid licenses through our VIE and other subsidiaries: value-added telecommunication business operation license for provision of internet information services, or the ICP License, the cosmetics manufacturing permit and the cosmetics operation permit and the permit to produce and distribute radio and television programs. In addition, we have completed the foreign trade business operator registration and the export goods consignor/consignee registration for our sales to the Southeastern Asia and other overseas markets. However, as a fast growing company with limited operating history that is continuously exploring more approaches to conduct sales and marketing cost-effectively and capture points of growth, we have not obtained all the licenses, registrations and filings necessary or advisable for certain of our operations, especially the newly launched ones. We enable our customers to share and replay video clips on our Weixin mini-program, which may require us to obtain a License for Online Transmission of Audio-visual Programs. We launched our franchise business model for our products under the brand of Perfect Dairy in the second half of 2020, which requires us to file the franchise agreement in effect with the regulatory authorities within 15 days after a franchise agreement is entered into. We currently have not obtained these permits or licenses or completed the relevant registrations or filings, which may subject us to warnings, orders of correction, pecuniary penalties or other administrative proceedings. As of the date of this annual report, we have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of licenses, permits, registrations or filings. However, we cannot assure you that we will not be subject to any administrative action that may materially and adversely affect our business, financial condition and results of operations.

In addition, certain licenses, permits or registrations we hold are subject to periodic renewal. If we fail to maintain or renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on a timely manner, our operations could be disrupted. In addition, under relevant PRC laws and regulations, our VIE as license holders are required to update certain licenses if any change to their respective name, registered capital or legal representative during the validity period of such license. If we fail to properly renew and maintain all such requisite licenses on time, we may face penalties and in extreme circumstances, order to suspend or terminate our website and online business.

Further, due to uncertainties of interpretation and implementation of existing laws and the adoption of additional laws and regulations, the licenses, permits, registrations or filings we held may be deemed insufficient by PRC governments, which may restrain our ability to expand our business scope and may subject us to fines or other regulatory actions. Furthermore, as we develop and expand our business scope, we may need to obtain additional permits and licenses and we cannot assure that we will be able to obtain such permits on time or at all.

Our acquisition activities and other strategic transactions may present managerial, integration, operational and financial risks, which may prevent us from realizing the full intended benefit of the acquisitions we undertake.

We have in the past and may continue to seek acquisitions that we believe strengthen our competitive position in our key segments and geographies or accelerate our ability to grow into adjacent product categories and channels and emerging markets or which otherwise fit our strategies. The cost of identifying and consummating investments and acquisitions could be high and there can be no assurance that we will be able to identify suitable acquisition candidates, be the successful bidder or consummate acquisitions on favorable terms, or have the funds to acquire desirable acquisitions. Such acquisitions and investments may also require approval from the relevant PRC governmental authorities, which may result in high compliance costs and add uncertainty to the transaction despite the commercial efforts made.

In addition, investments and acquisitions could result in distraction of management from current operations, greater than expected liabilities and expenses, unidentified issues not discovered in our due diligence, the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to goodwill or intangible assets and exposure to potential unknown liabilities of the acquired business. If the goodwill or intangible assets become impaired, we may be required to record a significant charge to our results of operations.

Further, the assumptions we use to evaluate acquisition opportunities may not prove to be accurate and our investments or acquisitions may not yield the results we expect. Even if our assumption is accurate, the integration of acquired businesses into ours may be costly and disruptive to our existing business operations. The integration process involves certain risks and uncertainties, some of which are outside our control, and there can be no assurance that we will be able to realize the anticipated benefits, synergies, cost savings or efficiencies. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

Our quarterly operating results may fluctuate due to seasonality and other factors, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. Our operating results tend to be seasonal. For instance, we generate a substantial portion of our net revenues in the second and the fourth calendar quarters as a result of higher sales volume during a series of shopping festivals across e-commerce platforms, such as “618,” “Singles’ Day” and “Double Twelve”. In addition, in order to prepare for such shopping festivals, we must order and keep in stock significantly more merchandise than we would carry at other times of the year. Our selling and marketing expenses as a percentage of net revenues is also typically lower in the second and fourth calendar quarters as a result of higher online traffic during such periods due to promotional activities by e-commerce platforms during shopping festivals such as “618” in the second calendar quarter, as well as “Singles’ Day” and “Double Twelve” in the fourth calendar quarter, which leads to greater sales volumes. However, as a result of the negative impact of COVID-19, our net revenues experienced slower-than-expected growth and our selling and marketing expenses as a percentage of net revenues increased in the first, second and third quarters of 2020. See “—Our operations have been, and may continue to be affected by the COVID-19 pandemic.” Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but may increase further in the future. As a result of the seasonal fluctuations in our operating results, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues in a given period may be significantly different from our historical or projected rates and our operating results in future quarters may fall below expectations.

We have identified one material weakness in our internal control over financial reporting as of December 31, 2020, and if we fail to implement and maintain an effective system of internal controls over financing reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. The material weakness identified is our lack of sufficient financial reporting and accounting personnel with appropriate knowledge and experience to establish and implement key controls over period end closing and financial reporting and handle complex accounting issues and to properly prepare and review financial statements and related disclosures in accordance with US GAAP and SEC reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or control deficiencies may have been identified.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We have limited business insurance coverage which could expose us to significant costs and business disruption.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have business liability or disruption insurance to cover all of our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence may disrupt our business operations, require us to incur substantial costs and divert our resources, which could have an adverse effect on our results of operations and financial condition.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses and negatively impact our results of operations.

On September 5, 2018, our board of directors approved the establishment of the Share Option Plan, which plan was later amended and restated on July 26, 2019, March 25, 2020 and September 11, 2020. The Share Option Plan shall be valid and effective for ten years from September 11, 2020. The maximum number of shares that may be issued pursuant to all awards under the Share Option Plan shall be 249,234,508 shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” For the years ended December 31, 2018, 2019 and 2020, we recorded an aggregate of RMB14.0 million, RMB75.0 million and RMB1.90 billion (US$291.3 million), respectively, in share-based compensation expenses. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, we will continue to incur share-based compensation expenses which may have an adverse impact on our results of operations, although we expect such expenses to be much lower as compared with those recorded in 2020, which was primarily due to a share-based compensation charge triggered by our initial public offering in November 2020.

Failure to fully comply with PRC labor-related laws may expose us to potential penalties.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Provident Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds. In this connection, employers are required, together with their employees or separately, to pay the contributions to social insurance and housing provident funds for their employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Certain of our PRC subsidiaries failed to make social insurance and housing fund contributions in full for their employees. If the relevant PRC authorities order us to make up for social insurance and housing fund contributions or impose fines and legal sanctions on us for our failure to make social insurance and housing fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

In addition, under the Labor Contract Law and the Notice on Issuing the Measures for the Examination and Approval of Flexible Working Hours Arrangement and Comprehensive Working Hours Scheme Adopted by Enterprises, enterprises that are not in a position to implement standard working hours arrangement may adopt special working hours arrangement, including flexible working hours arrangement and comprehensive working hours arrangement. Entities adopting the aforementioned special working hours arrangement shall apply for approval with relevant governmental authorities, otherwise in case of labor disputes, the entities may be required to pay additional compensation to their employees. If the relevant PRC authorities find that our working hour practice constitutes a special working hours arrangement which requires governmental approval, we may be required to pay additional compensation to our employees in case of labor disputes. Also, if we fail to make corrections in time, we may be subject to fines which may adversely affect our business, financial condition and results of operations.

Furthermore, pursuant to the Labor Contract Law, responsibilities assigned to dispatched workers shall be temporary and ancillary in nature and the number of dispatched workers of any given employer shall not exceed 10% of the employer’s total labor force. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Employment”. Certain of our PRC subsidiaries hired dispatched workers from dispatch agencies in the past and the number of dispatched workers exceeded 10% the total number of staff of the subsidiary. Although we aimed to not assign dispatched workers on significant tasks, there is no assurance that the assignments performed by them were always temporary and ancillary in nature. We have ceased to hire dispatched workers as of the date of this annual report and have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from relevant PRC authorities. However, we cannot assure you that the relevant PRC authorities will not take administrative actions against such PRC subsidiaries of ours for their past practice. To the extent administrative actions are imposed, our business, financial condition and results of operations may be negatively impacted.

Meanwhile, as the PRC labor laws and regulations are evolving and there remain uncertainties with respect to their interpretation and implementation, we cannot assure you that we will be able to maintain full compliance at all times or that we will not be subject to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations at any time, we could be required to provide additional compensation to our employees or face administrative proceedings or civil actions and our business, financial condition and results of operations could be materially and adversely affected.

A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business and results of operations.

COVID-19 has had a severe and negative impact on the Chinese and global economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown, especially considering the multiple recent outbreaks in various countries and regions as well as the uncertainties brought by the newly launched vaccination programs. Even before the outbreak of COVID-19, the global macroeconomic environment had been facing challenges. The growth of the Chinese economy has gradually slowed down in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East,

Europe and Africa. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.

Disruptions in the financial markets and economic conditions could affect our ability to raise capital.

Global economies could suffer dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. For example, the current COVID-19 pandemic has caused significant volatility in financial markets across the world. Certain governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

Any catastrophe, including natural catastrophes, health epidemics and other outbreaks and extraordinary events, could disrupt our business operation.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns affecting the PRC, and particularly Guangdong. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures, internet failures or otherwise operation interruptions of ours and our manufacturers, suppliers and service providers, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect the ability of ours and our manufacturers, suppliers and service providers to conduct the daily operations and to manufacture and deliver our products. Our business could also be adversely affected if employees of ours or our manufacturers, suppliers and service providers are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general.

Our headquarters are located in Guangzhou, where most of our directors and management and the majority of our employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Guangzhou or Guangdong as a whole, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

The continued and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we lose their services.

Our success depends on the continued and collaborative efforts of our senior management and key employees. If our senior management cannot work together effectively or efficiently, our business may be severely disrupted. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future.

Our future success will also depend on our ability to attract and retain highly skilled technical, managerial, editorial, finance, marketing, sales and customer service employees. Qualified individuals are in high demand and competition for talents could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation, we may not be able to successfully attract, assimilate or retain the personnel we need to succeed.

If any of our executive officers or employees joins a competitor or forms a competing business, they may divulge business secrets, know-how, customer lists and other valuable resources. Our senior management and key employees have entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between any of them and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce such agreements at all. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

Fluctuations in exchange rates could have a material and adverse effect on the value of your investment and our results of operations.

The conversion of Renminbi into foreign currencies, including the U.S. dollar, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar and other currencies, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar and other currencies in the future. It is difficult to predict how market forces or PRC or polices of governments of the PRC, U.S. or other countries may impact the exchange rate between Renminbi, U.S. dollar and other foreign currencies in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Significant revaluation of the Renminbi may also have a material and adverse effect on our results of operations as a portion of the components, ingredients and raw materials used for the manufacturing of our products are sourced by our third-party manufacturers from foreign companies, the payment of which is denominated in foreign currencies. Therefore, any significant revaluation of Renminbi may result in the rise of production cost, which in turn may lead to the hike of our procurement price.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between the United States and China on trade matters, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. In addition, China has implemented, and may further implement, measures in response to new trade policies, treaties and tariffs initiated by the U.S. government. The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the Ministry of Commerce of China published new rules in January 2021 to counter restrictions imposed by foreign countries on Chinese citizens and companies. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations.

While cross-border business currently may not be an area of our focus, a portion of materials, components and ingredients used for the manufacturing of our products are sourced by our third-party manufacturers from overseas. Any rising trade and political tensions or unfavorable government policies on international trade, such as capital controls or tariffs, may affect our procurement cost for products relying on materials, components and ingredients sourced from overseas, affect the price and demand for our products, impact the competitive position of our products or prevent us from selling products in certain countries. In particular, if any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, especially, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade and political tension, such changes could have an adverse effect on our business, financial condition and results of operations. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

We may from time to time become a party to litigation, legal disputes, claims or administrative proceedings that may materially and adversely affect us.

We may from time to time become a party to various litigation, legal disputes, claims or administrative proceedings arising in the ordinary course of our business. The outcome of any litigation, legal disputes, claims or administrative proceedings is hard to predict. If any verdict or award is rendered against us or if we decide to settle the disputes, we may be required to incur monetary damages or other liabilities. Even if we can successfully defend ourselves, we may have to incur substantial costs and spend substantial time and efforts in these lawsuits. Negative publicity relating to such litigation, legal disputes, claims or administrative proceedings may damage our reputation and adversely affect the image of our brand and services. Furthermore, any litigation, legal disputes, claims or administrative proceedings which are not of material importance may escalate due to the various factors involved, such as the facts and circumstances of the cases, the likelihood of winning or losing, the monetary amount at stake, and the parties concerned continue to evolve in the future, and such factors may result in these cases becoming of material importance to us. Consequently, any ongoing or future litigation, legal disputes, claims or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations changes in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide internet and other related businesses, including the value-added telecommunication services, is subject to restrictions under current PRC laws and regulations, unless certain exceptions are available. We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises. To ensure compliance with the PRC laws and regulations, we conduct our principal business in China through our WFOE, our VIE and its subsidiaries incorporated in China. We have entered into contractual arrangements with the VIE and its shareholders, through which we obtain effective control over the VIE and substantially all of the economic benefits arising from the VIE and are able to consolidate the financial results of the VIE in our results of operations.

Our PRC legal advisor, Zhong Lun Law Firm, has advised us that subject to the risks as disclosed in “—Risks Relating to Our Corporate Structure,” (i) the ownership structures of our WFOEs and our VIE in China are not in violation of mandatory provisions of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOEs, our VIE and its shareholders governed by PRC law are not in violation of mandatory provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC governmental authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;
•	imposing fines on us;
•	confiscating any of our income that they deem to be obtained through illegal operations;
•	discontinuing or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect revenues;
•	shutting down our servers or blocking our app/websites; or
•	requiring us to restructure our ownership structure or operations.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIE in China that most significantly impact its economic performance and/or our failure to receive the economic benefits and residual returns from our VIE, and we are unable to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of our VIE in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIE and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

We have to rely on the contractual arrangements with our VIE and its shareholders to operate the business in areas where foreign ownership is restricted, including provision of certain value-added telecommunication services. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. The shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate a large portion of our business through the contractual arrangements with our VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our VIE were to refuse to transfer their equity interests in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration if legal action becomes necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our VIE have executed powers of attorney to appoint our WFOE or a person designated by our WFOE to vote on their behalf and exercise voting rights as shareholders of our VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements we have entered into with our VIE may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, until when it remains uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission and took effect in July 2020. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Applicable of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our control over our VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our

VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We may lose the ability to use and enjoy assets held by our VIE that are critical to the operation of our business if our VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Although our wholly foreign-owned subsidiaries produce a significant majority of our revenues and hold a significant majority of our operational assets, our VIE holds certain assets that may be critical to the operation of our business. Main assets held by our VIE include the majority of the social platforms and content offering platforms we operate such as Weixin public accounts and mini-programs, which are registered and held by our VIE and its subsidiaries, and the ICP License and the permit to produce and distribute radio and television programmes, which are critical to the online operation of our business. If the shareholders of our VIE breach the contractual arrangements and voluntarily liquidate the VIE or its subsidiaries, or if our VIE or its subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if our VIE or its subsidiaries undergo an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic, political and social conditions in China generally. The PRC economy differs from the economies of most developed countries in many respects, including the level of development, growth rate, level of government involvement and control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. In addition, the PRC government continues to play a significant role in regulating industry development by imposing relevant industrial policies.

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. In addition, the rate of growth has been slowing since 2012, and the impact of COVID-19 on the Chinese and global economies in 2020 was severe. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our solutions and services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct most of our operations in China and most of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management named in the annual report inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as most of them currently resides outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our VIE. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT, issued the Circular of the State Administration of

Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation, or SAT, issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, an ‘‘indirect transfer’’ of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed and/or fined under SAT Bulletin 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

Some of our PRC subsidiaries enjoy local government subsidies. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries in China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our PRC subsidiaries in China, could adversely affect our business, financial condition and results of operations. In the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring a transaction through a proxy or contractual control arrangement.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our 2018 Incentive Plan participants or us to fines and other legal or administrative sanctions.

In February 2012, the State Administration of Foreign Exchange, or SAFE, promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company are required to register with the State Foreign Exchange Administration of the PRC, or the SAFE, through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in China for a continuous period of not less than one year and have been granted options are subject to these regulations as our company has become an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals and may also limit our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Stock Incentive Plans.”

In addition, the SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes for those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Stock Incentive Plans.”

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders or beneficial owners who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

If our shareholders or beneficial owners who are PRC residents or entities do not complete their registration with the local SAFE branches or qualified local banks, our PRC subsidiaries may be prohibited from distributing to us its profits and proceeds from any reduction in capital, share transfer or liquidation, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

All of our executive officers who we are aware of being subject to the SAFE regulations have completed the initial registrations as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our shareholders or beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us or the non-complaint shareholders or beneficial owners to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services or any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, which is a foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund.

Our PRC subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds from our securities offering to make loans or additional capital contributions to our PRC subsidiaries and our VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIE and its subsidiaries. We may make loans to our PRC subsidiaries and VIE and its subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises, or FIEs, under PRC law, are subject to applicable foreign exchange loan registrations. If we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, (a) in the event that the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration and other relevant rules applies, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches, or (b) in the event that the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, applies, the balance of such loans will be subject to the risk-weighted approach and the net asset limits and we will need to file the loans with the SAFE in its information system pursuant to applicable requirements and guidelines issued by the SAFE or its local branches. Pursuant to PBOC Notice No.9, upon expiry of the one-year transition period commencing on January 11, 2017, the PBOC and the SAFE would determine the cross-border financing administration mechanism for the FIEs after evaluating the overall results of implementing PBOC Notice No.9. As of the date of this annual report, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. Currently, our wholly foreign-owned subsidiaries, Guangzhou Yatsen and Aoyan, are subject to the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration, which means loans extended by our offshore entities to our wholly foreign-owned subsidiaries in China to finance their activities may not exceed the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. The current amounts of approved total investment and registered capital of Guangzhou Yatsen are approximately US$1,541.52 million and US$513.84 million, respectively, which means loans extended by our offshore entities to Guangzhou Yatsen may not exceed US$1,027.68 million in aggregate. The current amounts of approved total investment and registered capital of Aoyan are US$100 million and US$100 million, respectively, which means our offshore entities may not extend loans to Aoyan. However, it is uncertain what mechanism will be adopted by the PBOC and the SAFE in the future and what statutory limits will be imposed on loans provided by an offshore entity like our Company to its PRC subsidiaries.

In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such FIE or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments in financial management other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or VIE or its subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries, neither can we guarantee that we will be able to provide loans in such amount as needed by our PRC subsidiaries or VIE in a timely manner. If we fail to complete such registrations or obtain such approvals or fund the amount needed by our PRC subsidiaries or VIE in a timely manner, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and consolidated variable interest entity to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the “over-the-counter” trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in Hong Kong or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Proceedings instituted by the SEC against PRC-based “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the PRC-based “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the PRC-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Recent litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums, and could have a material adverse effect upon our business, results of operations and financial condition.

Risks Relating to Our ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on the New York Stock Exchange on November 19, 2020 to April 19, 2021, the trading price of our ADSs has ranged from US$9.59 to US$25.47 per ADS. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	actual or anticipated variations in our revenues, earnings, cash flow and changes or revisions of our expected results;
•	fluctuations in operating metrics;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	announcements of new products and services and expansions by us or our competitors;
•	changes in financial estimates by securities analysts;
•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
•	changes in the economic performance or market valuations of other beauty companies;
•	conditions in the beauty market;
•	detrimental negative publicity about us, our competitors or our industry;
•	additions or departures of key personnel;
•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
•	regulatory developments affecting us or our industry;
•	general economic or political conditions in China or elsewhere in the world;
•	fluctuations of exchange rates between the RMB and the U.S. dollar; and
•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have adopted a dual-class voting structure such that our authorized and issued ordinary shares consist of Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to twenty votes per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Mr. Jinfeng Huang, our founder, chairman of the board of directors and chief executive officer, Mr. Yuwen Chen, our co-founder, director and chief operating officer, and Mr. Jianhua Lyu, our co-founder, director and chief sales officer, beneficially owned all of our Class B ordinary shares as of February 28, 2021. These Class B ordinary shares constitute 35.6% of our total issued and outstanding share capital and 91.7% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our dual-class voting structure may render the ADSs representing our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.

We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of the ADSs, adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our Class A ordinary shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the ADSs could be adversely affected.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NYSE Listed Company Manual because Mr. Jinfeng Huang, our founder, chairman of the board of directors and chief executive officer, owns more than 50% of our total voting power. For so long as we remain a “controlled company” under that definition, we are permitted to elect to rely, and may rely, on exemptions from certain corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. In the event that we elect to rely on one or more of these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third-party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and stockholder’s equity, and any investment in our ADSs could be greatly reduced or rendered worthless.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs in the future. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market or the perception that these sales could occur, could cause the market price of our ADSs to decline. Certain our shareholders have registration rights and may request us to register their securities for sale under the Securities Act. Sales of these shares, or the perception that such sales could happen, could cause the price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We cannot predict what effect, if any market sales of securities held by a principal shareholder or any other shareholder or the availability of these securities for future sale will have on the market price on our ADSs. In addition, if we issue additional ordinary shares, either through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, would have an adverse effect on the price of our ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and the ADSs.

Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, including those represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and the ADSs may be materially and adversely affected.

Forum selection provisions in our memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Our deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs or ADRs. However, the enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our currently effective memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our currently effective memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not represent you are waiving compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our currently effective memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the Class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;
•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may adversely affect your interests and make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Class A ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us or the depositary to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our ninth amended and restated memorandum and articles of association, the Companies Act (As revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our ninth amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine claims arising out of or relating in any way to the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with any provision of the Securities Act and the Exchange Act.

An ADS holder’s right to pursue claims against the depositary is limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York), and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under the Securities Act or the Exchange Act in the United States District Court for the Southern District of New York (or such state courts if the United States District Court for the Southern District of New York lacks subject matter jurisdiction).

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of such exemptions afforded to an emerging growth company. As a result, we need to comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange listing standards.

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. Currently, we are not relying on home country practice with respect to our corporate governance, but we may rely on such exemption in the future. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the New York Stock Exchange listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the “asset test.” Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIE for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares.

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We have become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We commenced our operations in July 2016 through Guangzhou Yatsen Global Co., Ltd., or Guangzhou Yatsen, a limited liability company under the laws of the PRC. In September 2016, we incorporated Mangrove Bay Ecommerce Holding (Cayman), which later changed its name to Yatsen Holding Limited in January 2019, under the laws of the Cayman Islands as our offshore holding company to facilitate offshore financing. Also in September 2016, Yatsen Holding Limited incorporated Yatsen (HK) Limited (formerly known as Mangrove Bay Ecommerce (Hong Kong) Limited) as its intermediary holding company.

In March 2017, Guangzhou Yatsen established Guangzhou Yatsen Cosmetics Co., Ltd. as its wholly-owned subsidiary to engage in offline retail business in areas outside East China.

In September 2018, Yatsen (HK) Limited acquired all of the equity interests in Guangzhou Yatsen, from its shareholders to engage in the development, manufacturing and sales of cosmetics and skincare products as well as general administration of the business of the group in China.

In April 2019, Guangzhou Yatsen established Guangzhou Yiyan Cosmetics Co., Ltd. as its wholly owned subsidiary to engage in sales of cosmetic and skincare products under the brand of Perfect Diary on certain platforms other than Tmall and the operation of our online product sales business in Southeastern Asia through our international website www.perfectdiary.com.

In February 2019, we gained control and beneficial ownership of Huizhi Weimei. In July 2019, Guangzhou Yatsen signed a series of contractual arrangements with Huizhi Weimei (Guangzhou) Trading Co. Ltd., or Huizhi Weimei and its shareholder to formalize the control and beneficiary ownership it has over Huizhi Weimei.

In June 2019, in connection with the acquisition of Little Ondine, we acquired the control of Aoyan (Shanghai) Cosmetics Trading Co., Ltd., a PRC company that owned Little Ondine, through a series of contractual arrangements. Through a series of corporate restructurings in July 2020, we acquired 100% of the equity interest of Aoyan (Shanghai) Cosmetics Trading Co., Ltd. and continue to manage the operations of Little Ondine.

In October 2020, we acquired Galénic, an iconic premium skincare brand, from Pierre Fabre Dermo Cosmetics Laboratory, one of the largest dermatology and skin care group in Europe. In January 2021, we acquired the mainland China business of DR.WU, a professional skincare brand developed by renowned dermatologists. In March 2021, we acquired Eve Lom, a prestige skincare brand from Manzanita Capital.

Our principal executive offices are located at 32-35, 38/F, Poly Midtown Plaza, No.23 East Xuanyue Street, Haizhu District, Guangzhou 510330, People’s Republic of China. Our telephone number at this address is +86 20 3837-3543. Our registered office in the Cayman Islands is located at c/o Office of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.yatsenglobal.com. The information contained on our website is not a part of this annual report.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B.	Business Overview

Yatsen is a leader in the rapidly evolving China beauty market with the mission of creating an exciting new journey of beauty discovery for consumers in China and around the world. Founded in 2016, we have launched and acquired seven color cosmetics and skincare brands including Perfect Diary, Little Ondine, Abby’s Choice, Galénic, DR.WU (its mainland China business), Eve Lom and Pink Bear. Our flagship brand, Perfect Diary, became the top color cosmetics brand in China in terms of online retail sales value three years after launch. Leveraging our digitally native direct-to-customer business model, we built a platform with core capabilities which enables us to launch and scale multiple brands quickly while offering a wide selection of products to a growing variety of customers. Yatsen primarily reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

The beauty industry in China has been evolving rapidly. For many Chinese beauty consumers, massive e-commerce platforms have become default shopping destinations. More recently, disruptive and dynamic social and content platforms have been playing an increasing role in consumers’ discovery and purchase of beauty products. At the same time, large and technologically advanced ODM/OEM and packaging supply partners who have extensive experience working with renowned international beauty brands continue to strengthen their capabilities domestically. In addition to these trends, Chinese consumers, particularly those in the Gen-Z and Millennial demographics, prefer brands that offer personalized products and services and that have strong Chinese identities.

As a result, we saw a significant opportunity to create and operate a group of disruptive beauty brands, reimagined from the ground up, that partners with these marketing channels and supply chain players in a more integrated and unique way and provides young consumers with a superior experience and an engaging new journey of beauty discovery. With our brand platform, we believe we can continue to grow to capture an increasing share of China’s beauty industry.

We have experienced significant growth since our inception. Our gross sales increased from RMB757.7 million in 2018 to RMB3.51 billion in 2019, and further to RMB6.05 billion in 2020.

In 2020, we served 32.3 million DTC customers across our brands, an increase of 38.0% from 23.4 million in 2019. As of December 31, 2020, we had 241 experience stores across over 110 cities in China, an increase from 40 stores at the end of 2019. We believe these stores help us drive stronger engagement with our customers by providing a physical space to sample our products and engage with our brands.

To replicate the success of our existing brands, we are continuously expanding our brand portfolio to cover additional beauty product categories, consumer demographics, and price points. At the end of October 2020, we consummated the acquisition of Galénic, an iconic premium skincare brand, from Pierre Fabre, a French pharmaceutical and dermo-cosmetics group. Post-closing, Pierre Fabre continues to retain a minority stake in one of our affiliated entities that holds the Galénic assets. Galénic is a premium skincare brand that was introduced in France and other European markets in the late 1970s by Mr. Pierre Fabre, a renowned French pharmacist who invented and expanded the dermo-cosmetics category worldwide. We will continue to support the brand in Europe and China. We intend to capitalize on the French identity of this brand and will partner with Pierre Fabre on research and development and product innovations, and manufacturing of Galénic products.

In January 2021, we acquired the mainland China business of DR.WU, a professional skincare brand. We will leverage its brand equity, proven products and formulations, combined with our DTC model and platform capabilities, to bring the brand to the next level. In March 2021, we acquired Eve Lom, a prestige skincare brand from Manzanita Capital. Eve Lom combines high quality natural ingredients with the latest scientific innovations to create a portfolio of luxurious and effective products, among which many are award-winning. In March 2021, we also launched the brand Pink Bear targeting teens and price-sensitive young adults in the lower mass color cosmetics segment.

Our Diverse Brand Portfolio

Perfect Diary

Perfect Diary is our first and largest brand. We launched Perfect Diary in 2017 to provide high-quality and innovative color cosmetics with exquisite designs targeting Gen-Z. With a broad and growing portfolio of products that spans the color cosmetics, skincare, beauty tools and kits categories, Perfect Diary offers comprehensive beauty solutions at a mass-market price point. In particular, during Tmall’s 2020 Singles’ Day Event from November 1, 2020 to November 11, 2020, Perfect Diary was the top selling color cosmetics brand during Tmall’s Singles’ Day event.

Little Ondine

Little Ondine was founded in Shanghai in 2013. Little Ondine initially gained popularity with its odorless, non-toxic, easy peel-off and fashionable nail polish. We acquired Little Ondine in 2019 and have since expanded its product variety and offerings. Little Ondine now features trend-setting and functional eye, lip and face makeup products, such as eyebrow pencils, eyeliner, mascara and matte lipsticks. Little Ondine’s loyal customers mainly include women between the ages of 20 to 29 in Tier 1 and Tier 2 cities who are more willing to purchase products at higher price points.

In the Singles’ Day event on Tmall in 2020, Little Ondine ranked among the top 10 color cosmetics brand by sales. Little Ondine’s eyeliner product line also achieved #1 sales on Tmall for every month of 2020. Little Ondine received numerous awards and recognitions for its blusher, loose powder and eyeliners from Elle, Cosmo, Bazaar and L'Officiel throughout 2020.

Abby’s Choice

Benefiting from powerful consumer insights developed from data collected from our large customer base, we realized that younger beauty consumers are highly focused on safe and effective skincare. In response, we developed Abby’s Choice, a skincare-focused brand, providing effective skincare solutions, such as masks, toner, face cream, eye cream and anti-acne patches. Products under this brand have particularly benefitted from our strong R&D capabilities, through which we are able to continually develop and introduce new products in close collaboration with third-party R&D laboratories. We work with both domestic and international laboratories, including those in Switzerland, Italy, South Korea and Japan.

Galénic

Originated from Paris, Galénic was founded in 1978 by Mr. Pierre Fabre, a well-known pharmacist, botanist and the inventor of dermo-cosmetics, with the aim of offering women high-end dermo-cosmetics with proprietary formulation and highly demonstratable effectiveness. Galénic was Yatsen’s first premium skincare brand which we acquired from Pierre Fabre group, one of the largest pharmaceutical and demo-cosmetic group in Europe. With its R&D expertise and strong roots in France, Galénic’s products are known for its scientifics formula that are derived from precious plant essence and ingredients to create effective skin care solutions as well as elegant skin care experience for women. Today, Galénic’s products are sold in Europe, Asia and the Middle East. As part of the acquisition of Galénic, we have established long-term R&D, product innovations and manufacturing collaboration with Pierre Fabre to support the Galénic brand going forward.

DR.WU

Founded in 2003, DR.WU is a professional skincare brand developed by renowned dermatologist, Dr. Ying-Chin Wu. DR.WU created a technologically-advanced skincare line of hypoallergenic and highly efficacious products, leveraging 50 years of experience in dermatology and extensive research on skin immunology and laser treatment as well as the detailed knowhow from a team of eight seasoned dermatologists. DR.WU’s products have received numerous awards and recognition from beauty media and platforms. We completed the acquisition of DR.WU’s mainland China business in January 2021. Post-closing, we have also reached strategic partnership with DR.WU on research and development, product innovation and brand building.

Eve Lom

Eve Lom is a prestige skincare brand founded in 1985 by the renowned facialist Eve Lom. Eve Lom’s eponymous skincare collection has won numerous awards, with products featuring high quality natural ingredients which creates a luxurious and efficacious skin care experience. Eve Lom is sold through a global distribution network with notable strength in Asian markets. With e-commerce channels, the brand has built a large following worldwide. We acquired Eve Lom from Manzanita Capital in March 2021, who will retain a minority stake in the business and serve as a strategic partner to Yatsen going forward.

Pink Bear

Pink Bear is a color cosmetic brand newly launched by us in March 2021 to target the teenage and young adult customer base. Employing a “young girl” style and brand identity, the brand is envisioned to provide high value-for-money products at lower mass price points, with an initial focus on the lip gloss product category. We expect to gradually expand product categories under this brand and support its growth leveraging our capabilities and know-hows in product design, e-commerce, supply chain and sales network.

Our Wide Selection of High-Quality and Memorable Products

Color Cosmetics

Our brands offer a broad range of color cosmetics products to provide a complete beauty experience for our customers. These include eye, face and lip products. In 2018, 2019 and 2020, we generated gross sales of RMB736.1 million, RMB3.14 billion and RMB4.98 billion from color cosmetics, representing 97.1%, 89.4% and 82.2% of our total gross sales in 2018, 2019 and 2020, respectively.

Eye makeup.

Our portfolio of accessible, high-quality eye makeup includes eyeshadow, eyeliner, mascara and eyebrow-grooming products. Perfect Diary’s top-rated eye cosmetics products include various shimmer and matte eye shades that customers can use to customize a multitude of looks. Little Ondine’s most popular eye makeup products include Little Ondine Liquid Eyeliners, Little Ondine Multi-Colored Mascara and Little Ondine Eyebrow Pencil, which was awarded “The Best Eyebrow Pencil” by L’OFFICIEL in 2020.

We offer everything from the basics to the most on-trend color cosmetics products, attracting customers who consistently return for the latest looks. We frequently introduce experimental shades for creating bold ensembles and incorporate innovative themes into our eye makeup products, such as the Perfect Diary Explorer Eyeshadow Palettes, which we developed in partnership with Discovery Channel and were inspired by the eyes of wild animals. The Perfect Diary Explorer Eyeshadow Palettes product line was the best-selling eyeshadow product on Tmall, JD and Vipshop, having sold more than 9 million units in 2020. Similarly, we developed the Perfect Diary Fantasist Eyeshadow Palettes, drawing on pictures published in China National Geography of beautiful natural landscapes in China.

Lip makeup.

We offer a wide assortment of lip products. Our lip products are made with nourishing ingredients in a range of forms, including lipsticks, glosses and liners, and feature various traits, including long-wear, all-day moisture, weightless satin-soft finish, matte finish, creamy, glossy and semi-glossy. Our popular Perfect Diary x the Met Lipsticks, which were developed in collaboration with the Metropolitan Museum of Art, have exquisite packaging inspired by famous paintings picturing European royal families. Our popular Perfect Diary Glamour Select Velvet Liquid Lipstick and Perfect Diary Stiletto Lipstick sold over 13 million and 3 million units in 2020, respectively.

Face makeup.

Many of our customers employ a multi-step beauty regimen that often involves products from a base primer layer to finishing and highlighting powders. Perfect Diary’s face makeup line includes a breadth of complexion essentials that our customers can use to prime their skin, conceal imperfections, smooth, sculpt, highlight certain areas of the face and define a look. Perfect Diary currently offers foundation, primer, blush, powder, concealer, bronzer, tinted moisturizer and highlighter products. Our popular Perfect Diary Silky Featherweight Pressed Powder sold over 1.5 million units and our Little Ondine’s Tom and Jerry-themed “Cheese” Blush was among the top-selling blush on Tmall in 2020.

Skincare

Our skincare products combine high-quality formulas, ingredients and packaging. In 2018, 2019 and 2020, our skincare segment generated RMB6.2 million, RMB246.3 million and RMB739.8 million in gross sales, representing 0.8%, 7.0% and 12.2% of our total gross sales, respectively.

We launched the Perfect Diary skincare line in 2018. In 2020, we also launched Abby’s Choice, specifically featuring effective skincare products. In the same year, we acquired Galénic, a premium cosmeceutical skincare brand that originated from France in 1978. In January 2021, we acquired the mainland China business of DR.WU, a dermatologist-developed, hypoallergenic and highly efficacious brand founded in 2003. In March 2021, we acquired the skincare brand Eve Lom, a prestige skincare brand with a portfolio of luxurious and effective products, many of which are award-winning.

Our assortment of skincare products includes face serums, face creams, eye creams, masks, toners, makeup removers, cleansers, ampoules, and anti-acne patches. Our most popular skincare products include the Abby’s Choice Ceramide Repairing Mask, awarded “The Best Moisturizing Mask” as awarded by Harper’s BAZAAR in 2020. We also launched multiple popular skincare products including our Abby’s Choice Ceramide Series Products. Our award-winning Galénic Secret d’Excellence Serum is Galénic’s flagship anti-aging product featuring its Age Delay and CRISTAL FUSION™ elements. The DR.WU

Intensive Renewal Serum with Mandelic Acid also ranks No.1 as a professional skincare product on UrCosme and other beauty platforms for its effectiveness in skin exfoliation and renewal. Combining high quality natural ingredients with scientific innovations, our iconic Eve Lom Cleanser has built a loyal following worldwide.

Other Products

Nail Products.

In addition to color cosmetics products, our Little Ondine brand is well-known for its fashionable and high quality nail polishes, available in over 40 colors. Little Ondine nail polish products feature functional characteristics such as easy peel-off (no remover needed), odor free (apply it wherever and whenever), non-toxic and fast drying. With distinctive formulations and fashionable colors, each Little Ondine nail polish product is designed with a conscious focus on safety and innovation.

Beauty Tools.

We sell a broad range of makeup tools and accessories through Perfect Diary and Little Ondine brands to help customers enhance their make-up techniques. We currently offer a variety of beauty tools, including brush sets, cotton cosmetic pads, mirrors and makeup sponges to complement our eye, lip and face makeup products. Within the beauty tools category, many of our brushes are highly popular among our target customers, including the Perfect Diary Master Series Makeup Brush Basic Brush Set.

Kits.

In addition to purchasing our products individually, customers can opt to purchase our sets and kits, which include a variety of products with limited editions for festivals or specific themes that make good gifts and collectors’ items.

Other Products.

We also offer other products, such as perfumes and cross-over products including beauty devices and colored contact lenses to complement our customers’ beauty routine.

Our Massive Young and Loyal Customer Base

In 2020, we served 32.3 million DTC customers across our brands, an increase of 38.0% from 23.4 million DTC customers in 2019. Our DTC customers consist mostly of younger generations such as Gen-Z and Millennials, who are drawn to our brand’s fashionable and accessible products as well as our innovative digital marketing strategy. While we started Perfect Diary targeting Gen-Z, we are expanding into both younger and older age groups as we launch new brands.

Our customers are primarily located in cities all across China. We are expecting to expand our customer base in terms of geographical locations and age groups as we continue to grow the reach of our digital marketing strategies and expand our offline experience store network into more low-tier cities. In addition, we will continue to support our newly acquired brands Galénic and Eve Lom to maintain and expand their respective customer base in the international market and enhance their presence in China, as applicable.

Our Product Development Process

Benefiting from our large customer base and deep consumer insights gathered through data analysis and frequent surveys, our team is able to constantly monitor customer behavior to develop insights into trends and customer needs and then to rapidly originate, develop and deliver products that address those needs. With our DTC model and large customer base, we are able to quickly gain access to targeted customer data and capture real-time customer feedback which we use to align our product development and launch efforts with customers’ needs and preferences. We believe our approach maximizes our ability to quickly introduce new products into a market known for rapidly evolving styles and preferences.

We frequently test the popularity of new concepts and adjust our designs based on further customer surveys and feedback. We engage in discussion with customers directly to develop ideas for new products and are able to launch products with concepts that target the specific niche that appeals most to our customers. Our customers frequently participate as part of the product development process, and know that their feedback is valuable and impacts our brand.

Our dedicated creativity team has a wealth of experience in the beauty, luxury, fashion, art, digital technology and other industries both domestically and globally. This team mainly drives our product creativity and IP crossover strategies. Our product development approach is customer-centric and data-driven. To quickly and accurately identify customer needs and market opportunities, our product development team uses advanced technology to analyze data of existing and potential customers across various social platforms, and works closely with our marketing team to conduct frequent surveys and interviews with targeted customers and KOLs. We use these insights to quickly screen ideas and develop prototypes. We improve the product development process by shifting the focus from it being an intuitive art to a data-driven science, thus maximizing our ability to quickly introduce products in response to evolving trends.

Our Research and Development Capabilities

Our dedicated R&D team works closely with our product development and marketing teams to create and improve our formulas. Our R&D team has extensive work experience with established beauty brands and are educated in biology, chemistry or biochemistry. As of December 31, 2020, we have registered a total of 69 patents, including one utility model patent, 32 design patents and 36 invention patents (some of which are in the process of being transferred to us), as well as 23 patents pending approval worldwide. In 2018, 2019 and 2020, our R&D expenses totaled RMB2.6 million, RMB23.2 million and RMB66.5 million (US$10.2 million), representing 0.4%, 0.8% and 1.3% of our net revenues, respectively. As an organization, we will continue to invest in our R&D capabilities, focusing on developing unique plant-based active ingredients, as well as leveraging 3D skin models to develop the most effective formulations for sensitive skins.

Our R&D Facilities

We have continued to expand our R&D capabilities in 2020. In July 2020, we began operations of our 1,896-square-meter state-of-the-art R&D Center located in Guangzhou, China. Our R&D team have also developed full spectrum capabilities including ingredient quality testing, formula development, efficacy evaluation, sensory evaluation, safety evaluation and logistics support. In November 2019, we also signed an agreement with Cosmax to build a large-scale manufacturing hub and R&D facility in Guangzhou, which will feature best-in-class R&D equipment and facilities as well.

Our Global R&D Partnerships and Collaborations

We collaborate with various renowned research institutions, universities and hospitals in China and around the world. In December 2020, we entered into a strategic collaboration with Sensient Technologies Corporation to jointly establish Innovative Color Laboratories with operations in Shanghai, Guangzhou, and Singapore. These Innovative Color Laboratories aim to focus on research and development of innovative colors and new materials for cosmetics, as well as the use of raw material quality control and the use of advanced technologies to solve recurring technical challenges in the cosmetics industry. Through this collaboration, Sensient will channel its global laboratory experience to create new formulated solutions that match cosmetic trends in China and worldwide.

We have ongoing collaboration with Huazhong University of Science and Technology and the National Engineering Research Center for Nanomedicine to develop nano-based active ingredients for serums in skincare applications, which we successfully applied to our Abby’s Choice ceramides series products. We also established a partnership with University of Lyon and its affiliate, Lab Skin Creations, to create 3D skin models for sensitive and damaged skins, in order to develop active ingredients and formulations to facilitate skin repairs. Utilizing this technology, we are able to develop safe and effective skin products based on the skin conditions of different consumers. We also have active collaboration with Naolys, a leading manufacturer of active plant cells, to develop innovative and efficient ingredients for the cosmetics industry.

Aside from the aforementioned parties, our R&D team also works extensively with global leading R&D teams of ODM/OEM and packaging supply partners, including Cosmax, Intercos and Kolmar to develop new formulations. Through our acquisition of Galénic, we have established a long-term collaboration with Pierre Fabre, a French-based pharmaceutical and dermo-cosmetics company, in the areas of research and development and product innovations for the Galénic brand. As part of our acquisition of DR.WU’s business in mainland China, we also established a long-term R&D collaboration with DR.WU to continue to support new product development and skincare research going forward. We will continue to strengthen our R&D capabilities by establishing new partnerships with leading global R&D institutions.

Our Innovative and Effective Marketing Initiatives

Our marketing strategy is digitally native and is built upon our ability to engage with our massive follower base. Our marketing efforts rely on our ability to attract consumers to trust our brand and accept our product offerings across a breadth of online channels, especially through our own accounts and through our expansive KOL and celebrity network. Our track record of successful IP-based marketing exemplifies how we attract customers with trendy products backed by consumer insights, introduce popular concepts validated by customer feedback and launch campaigns with effective social media marketing.

Cost-effective Self-owned Marketing Engine

There were, in aggregate, over 60 million followers across the various official accounts we own and operate on the various e-commerce and social media platforms as of March 31, 2021. Leveraging our large base of followers, we can quickly advertise to numerous customers with zero marketing costs through posting advertisements and promotions on our official accounts.

Powerful and Pioneering KOL Marketing Capability

We have become one of the first beauty companies in China to systematically utilize KOLs on a large scale, leveraging a network of KOLs and celebrities across multiple e-commerce social platforms as of December 31, 2020. We primarily work with KOLs directly rather than through intermediaries, which is a characteristic of our “direct-to-KOL” social marketing model. We also established our own MCN (multi-channel network) in 2019, recruiting and cultivating a number of KOLs that help to amplify our advertising messages and empowering these KOLs to connect with each of our varied customer groups.

Innovative IP-based Marketing

Through collaborative partnerships with other IP and brand owners, we have leveraged famous IP to help introduce certain of our unique products to new customers who may be more familiar with the IP but have not previously purchased our products. Such collaborative partnerships also allow us to generate additional engagement from our existing customer base. We have established a track record of infusing our products with popular IPs, creating successful, viral social media campaigns and top-selling products. We have successfully partnered with a number of IPs, such as the Metropolitan Museum of Art, The British Museum, Chinese National Geography, Tom and Jerry, Oreo, and London Fashion Week to launch a range of products that further expand our customer base.

Differentiated Celebrity Marketing Targeting Gen-Z

We partner with new generations of artist agents and content producers, including producers of popular reality shows, which are highly popular among Gen-Z and incubate new generations of celebrities through multiple rounds of competition involving votes from millions of viewers. We have engaged some of these emerging celebrities as our brand ambassadors, including Yibo Wang, Sunnee and Zhengting Zhu, each of them with millions of followers on their official Weibo accounts, and created interactive content and gift kits that appealed to the fans of such brand ambassadors to enhance our brand awareness by and connection with Gen-Z.

Our Seamless and Engaging Omni-channel Shopping Experience

Online Channels

We entered JD.com in April 2017, Tmall in August 2017, RED in September 2017, Vipshop in April 2018 and commenced operating company channels on Weixin in 2018. Today, our products are available across all major e-commerce platforms in China. Our ability to directly engage our customers across multiple channels differentiates us from traditional mass market brands, which typically focus on offline distribution and often through third-party retailers.

Customers can also discover and purchase our products through various social and content platforms, such as Douyin, Kuaishou, RED and Bilibili. The various social and content platforms combine digital and community-driven marketing with opportunities for direct purchase. Shopping behaviors of customers on social and content platforms are more heavily influenced by digital content generated by KOLs and live broadcasting anchors.

Social platforms, such as Weixin official accounts and Xiaowanzi Weixin Shop, play an important role in our sales and marketing strategy. Our Xiaowanzi Weixin Shop, Weixin official accounts and Weixin groups hosted by dedicated beauty advisors operate as our interface to directly engage with customers, build brand loyalty and influence purchasing decisions, offering an integrated customer engagement and shopping experience. We have direct control over the quality of customer engagement via the Xiaowanzi Weixin Shop, as our technology engineers are fully responsible for its content development and user interface. Featuring rich content, a seamless ordering experience, an interactive membership program and personalized offerings, Xiaowanzi Weixin Shop is becoming increasingly integral to the seamless omni-channel shopping experience we are offering.

Experience Stores

Empowered by our data and technology capabilities, our offline experience store network provides customers with seamless omni-channel shopping experiences and completes their journey of beauty discovery. As of December 31, 2020, we operated a total of 241 stores in China, compared to 40 stores as of December 31, 2019.

Our online and offline channels are fully integrated such that our online presence can contribute to more foot traffic at our offline experience stores and customers visiting our offline experience stores are encouraged to engage further with our online content. We leverage our online marketing vehicles to quickly attract customers to new stores, including advertisements on our official accounts, local media and local Weixin official accounts, and we reward followers for social sharing of such advertisements and content with other customers. Customers can redeem online membership points for makeup services or gifts at our experience stores. Our experience stores are often equipped with massive screens broadcasting our own centralized media channel, including live broadcasting and commercial videos. Further, customers who visit our experience stores are encouraged to engage with us by joining Weixin groups hosted by our online beauty advisors, achieving the dual goals of fostering a sense of community while continuously introducing discounts and holiday tie-in offers. In the Weixin groups, our beauty advisors constantly introduce attractive promotions, advise on how to put on the best look with our products, post pictures and tutorials, and respond to personal inquiries from group members.

Most of our current experience stores are located in shopping malls in metropolitan areas carrying high consumer traffic from our target customers, Gen-Z. We will continue to expand our footprint into lower tier cities under the same expansion strategy based on our big data analysis of the geographical locations of our targeted customers.

World-class Supply Chain

Our world-class supply chain capability is vital to our fast-growing business. We closely collaborate with a network of first-class ODM/OEM and packaging supply partners to produce our products, such as Cosmax, Intercos, Shanghai Zhenchen, HCP and Qiaxing. All of the original ODM/OEM and packaging supply partners we work with are located in China and have established high-quality production standards by serving global premium and luxury beauty brands. The annual volume for many of our products is between one million and ten million units. The large scale of our business allows us to establish more favorable contract terms with manufacturers and produce high-quality products at a competitive cost. Meanwhile, our cooperation with these ODM/OEM and packaging supply partners enable us to use formulation packaging materials that reflect the latest technological trends and advancements.

As our sales continue to grow, we plan to also engage directly in the manufacturing of our products either through direct investment or joint venture. For example, we expect to build a large-scale manufacturing hub in Guangzhou through a joint venture with Cosmax, equipped with best-in-class R&D capabilities. Upon completion, we expect the manufacturing and R&D facility to be one of the largest and most technologically advanced cosmetics manufacturing base of its kind in China.

Quality Control

We have a comprehensive quality assurance program that gives us visibility and control over the quality and safety of our products during the sourcing and production cycle. Over the course of product development, a series of functionality, stability and compatibility tests are performed on the designed packaging materials and product ingredients under various rigorous conditions. In addition, we implement an intensive audit program to ensure our third-party manufacturers are in compliance with the product safety compliance standards in China. We take great care to ensure that our third-party manufacturers share our commitment to quality and ethics. The suppliers we work with typically have established high quality production standards given their experience in serving global premium and luxury beauty brands. The third-party manufacturers with whom we cooperate adopt strict internal guidelines and conduct regular inspections to ensure the product quality meets our rigorous standards.

We cooperate with SGS, an internationally renowned quality inspection company with China National Analytical Standard Certification, to ensure our products meet global and local standards. In addition, we corporate with China National Analytical Center. We provide oversight through regular on-site inspections and audits of our third-party manufacturers as well as component and packaging suppliers. Our quality assurance team also builds a scorecard to evaluate performance of third-party suppliers on a quarterly basis to ensure consistency of manufacturing quality and to provide incentives for top-performing partners. We terminate our collaboration with the partners who fail to meet our quality standards. In addition, we built our own testing laboratory with advanced equipment and our experienced team to validate our manufacturers’ finished products in 2020.

Fulfillment and Logistics

Our fulfillment team ensures orders are quickly, efficiently and accurately processed, packed, shipped and delivered to customers. In addition to our operated 46,997-square-meter warehouse, we also collaborate with four third-party storage companies and leverage their warehouse and geographical coverage. As of December 31, 2020, we fulfill through a total of eleven warehouses in five cities in China. For logistics, we work closely with major third-party logistics companies such as SF Express to fulfill shipments to our customers.

With the assistance of third-party logistics companies and the wide geographic distribution of our warehouses, our proprietary inventory tracking system enables our customers to receive real-time updates regarding the status of their orders. We are continuously improving our fulfillment and logistics system to provide speedy delivery to our customers. As our order volume has grown rapidly, the average cost per order has been continuously decreasing in recent periods.

Data and Technology

Strong In-house Technology Team

Different from traditional beauty companies, our business model relies heavily on our technology and data. Our team of over 200 engineers dedicated to technology, data and related functions develop and support the software and analytics on which our platform operates. This team accounted for 18.5% of our headquarters employees and 6.1% of our total employee base as of December 31, 2020. Many of our engineers have more than five years of coding experience in leading technology companies in China and around the world, having performed a variety of roles including product managers, user interface (UI) designers, front end and back end developers, testers, data analysts, algorithm engineers and architects. The team has developed a series of in-house systems across the value chain, including Supplier Relationship Management (SRM), Office Automation (OA), KOL Management System, Product Management System, Ecommerce Store (Xiaowanzi Weixin Shop), and Real-time Big Data Platform.

Cutting-edge Technologies Empowered by World-class Partners

To support exponential growth while maintaining direct connections with our customers, we built a flexible and adaptable technology infrastructure with world-class partners. We collaborated with top experts at Alibaba and Ali Cloud to build a technology platform that can support many concurrent transactions. Meanwhile, to further optimize the computational power of our servers on Ali Cloud, we have deployed flexible container instance technologies based on Kubernetes, enabling us to scale up to ten times the number of container instances in ten minutes. Leveraging the e-commerce experiences of Alibaba and technological leadership of Ali Cloud, our technology team is able to master and rapidly apply various cutting-edge technologies to support massive concurrent queries and transactions.

In order to create unique and engaging customer experiences, we have also been partnering with Tencent extensively to design and refine the social e-commerce experience on our Xiaowanzi Weixin Shop. For example, we regularly meet with Weixin product managers and engineers to explore new ways to offer seamless social e-commerce experiences, by launching social sharing games, by inviting customers to share their beauty experience with our content community, by building our brand name in search results, and by integrating membership, payment and fulfillment across our online and offline stores.

Massive and Rich Database Enabling Development of Unique Business Intelligence

Our data primarily includes three types:

•

market research data, for example, market size, top brands and channels and products, the most popular KOLs and content. This data gives us a holistic view of the market, including supply, demand and pricing trends.

•	our sales orders by day, by SKU, by channel and by customer. This data guides us in forecasting sales, inventory, supplies and commodities to optimize the cost and efficiency of our supply chain.
•

behavioral data generated on our social platforms. The data provides us with valuable insights on customers’ shopping experience and helps us offer products, services and content that directly address their needs. Our in-house big data analytics platform possesses strong real-time computation power, and currently processes over 3.5 billion data records each day. Such data and information is refreshed across over 320 dashboards, informing our business decisions to help us drive operational excellence.

Data Security and Privacy

We have adopted data protection policies to ensure the security of our proprietary data and employed a data security team of engineers and technicians dedicated to protecting the security of our data. To ensure data security and avoid data leakage, we have established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. We control and manage the use of data within our various departments and do not share data with external third parties, nor do we cooperate with third-party vendors in our data analytics efforts.

Trademark and Intellectual Property

Our most valuable intellectual property is our brand names, including Perfect Diary, Little Ondine, Abby’s Choice, Galénic, DR.WU, Eve Lom and Pink Bear. We have registered 874 trademarks in China and 911 trademarks outside China as of December 31, 2020 to protect our brand names. The design of the packaging of our products is an important element of the enhancement of our brand image. Therefore, where possible and economically reasonable, we have registered figurative trademarks in order to protect our original labels and design patents in respect of some of our packaging. As of December 31, 2020, we have registered a total of 69 patents, including one utility model patent, 32 design patents and 36 invention patents (some of which are in the process of being transferred to us), as well as 23 patents pending approval worldwide.

We further protect our intellectual property, such as unpatented proprietary expertise and production formulation, innovation and other know-how through confidentiality agreements which we have been increasingly including in our employment contracts and in our agreements with third-party manufacturers and business partners to whom our formulae, designs or business information may be made available. We also regularly monitor the market for infringement of our IP, and will vigorously pursue and defend our rights against third parties whom we believe have infringed upon our intellectual property rights. So far, we have not experienced any material difficulties in protecting against the infringement of our intellectual property rights due to the lack of proprietary rights.

We have not had any material action brought against us by any third parties claiming that we have infringed any their intellectual property rights. However, from time to time we may be involved in disputes relating to intellectual property rights belonging to or asserted by third parties.

Competition

We compete with both established multinational and domestic brands, as well as small targeted niche brands that continue to enter the Chinese and global beauty markets. We believe that we compete primarily on the basis of perceived value, including pricing and innovation, product efficacy, service to the customer, promotional activities, advertising, special events, new product introductions, e-commerce initiatives, direct sales, KOL collaborations, and other activities. It is difficult for us to predict the timing, scale and effectiveness of our competitors’ actions in these areas or the timing and impact of new entrants into the marketplace. For additional risks associated with our competitive position, see “Item 3. Key Information—D. Risk Factors—Risk Relating to Our Business and Industry—The beauty industry is highly competitive. If we are unable to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected.”

Environmental, Social and Governance

We are subject to numerous national, municipal and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions, product stewardship and environmental protection, including those relating to emissions to the air, discharges to land and surface waters, generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste materials, and registration and evaluation of chemicals. We maintain policies and procedures to monitor and control environmental, health and safety risks, and to monitor compliance with applicable environmental, health and safety requirements.

Compliance with such laws and regulations pertaining to the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect upon our capital expenditures, earnings or competitive position. However, environmental laws and regulations have tended to become increasingly stringent and, to the extent regulatory changes occur in the future, they could result in, among other things, increased costs to our company.

We are committed to sustainable development and constantly advocate for the harmonious coexistence between humans and nature. In February 2020, Perfect Diary and its foundation carried out further public welfare actions—for every Perfect Diary Puppy Eyeshadow Palette sold through the Perfect Diary Tmall flagship store and KOL Austin Jiaqi Li’s live broadcasting room during the promotion period from February 25, 2020, to March 8, 2020, we donated RMB1 per unit sold to the Beijing Loving Animal Foundation, a charitable organization. In March 2021, we participated in SEE Foundation’s “Preserve China Beauty” campaign to protect red-crowned crane.

We believe it is our responsibility to contribute to our community in difficult times, and have supported China’s nationwide efforts to contain the pandemic during the COVID-19 outbreak. Among other things, we made an aggregate of RMB2 million cash donation to two charitable foundations to fund purchases of medical devices and consumables and support the frontline medical workers.

Furthermore, as a brand in support of female empowerment, in May 2020 we pledged to donate RMB2 million over the next three years to support China Women’s Development Foundation to create job training, job placement and innovation support to women living in rural, high-poverty areas.

Insurance

We maintain a range of insurance coverage in relation to our business that is customary for our industry, including, without limitation, property damage, product liability insurance and carriage of goods insurance.

We have not made any material claims on any insurance policy maintained by us during the period beginning January 1, 2018 to the date of this annual report.

Seasonality

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we typically generate a substantial portion of our net revenues in the second and the fourth calendar quarters as a result of higher sales during series of shopping festivals across online e-commerce platforms, such as “618,” “Singles’ Day” and “Double Twelve”. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but may increase further in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Regulations

Most of our business is located in PRC, and laws and regulations in PRC are most relevant to our business. This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Relating to Cosmetic Products

Regulatory Authorities

The newly formed National Medical Products Administration, or the NMPA, under the State Administration for Market Regulation, or the SAMR, is the government authority that monitors and supervises the administration of cosmetics, medical devices, and foods. The NMPA’s predecessor, the China Food and Drug Administration, or the CFDA, was established in March 2013 and separated from the Ministry of Health of the PRC, or the MOH, as part of an institutional reform of the State Council.

Regulations Relating to Cosmetic Products

Pursuant to the Regulations on the Supervision and Administration of Cosmetics, or the Supervision Regulations which came into effect on January 1, 2021 to replace its predecessor the Regulations Concerning the Hygiene Supervision over Cosmetics Products or the Hygiene Regulations, cosmetic products are divided into special purpose cosmetic products and non-special purpose cosmetic products. Special purpose cosmetic products refer to those cosmetics used for hair growth, hair dye, hair perm, hair removal, breast massage, deodorant, fading cream and sun protection. Any cosmetic product not covered by such scope is a non-special purpose cosmetic product.

Compared with the Hygiene Regulations and the Implementation Rule of Hygiene Regulations and its implementation rules, the Supervision Regulations clarify or amend certain provisions including without limitation the follows:

(i)

Responsibilities of the different parties in the operation of cosmetics. Firstly, the Supervision Regulations for the first time introduce the concepts of registrant and record-filing applicant of cosmetics. The applicant for registration or record-filing of cosmetics shall undertake the main responsibilities for the quality, safety and effectiveness claims of cosmetics. Specifically, an applicant for registration or record-filing of cosmetics shall be responsible for the registration or filing before sale of such cosmetics, the monitoring of adverse reactions, the evaluation and reporting, product risk control and recall, and safety re-evaluation of the products and raw materials after sale of such cosmetics to ensure quality and safety of the registered/filed products. In addition, the claims for the effectiveness of all types of cosmetics shall be supported by sufficient scientific basis and an extract of the papers, research data or product evaluation material on which such effectiveness is claimed to be based shall be made public on websites designated by the regulatory authority. An applicant registering or filing the record for cosmetics shall be subject to the supervision of the NMPA. Secondly, an applicant for registration or record-filing of cosmetics may entrust another enterprise (OEMs) with the production of cosmetics. The OEMs shall obtain the corresponding license for production of cosmetics and shall carry out production in accordance with the laws, regulations, mandatory national standards, technical specifications and contractual agreements, and be responsible for production activities and accept the supervision of the applicant for registration or record-filing of cosmetics. With respect to our business operation, we will become the applicant for registration or record-filing of cosmetics under the Supervision Regulations and undertake main responsibilities for quality, safety and effectiveness claims of our cosmetics products.

(ii)

Categories of cosmetics. Cosmetics are divided into special cosmetics and ordinary cosmetics instead of special purpose cosmetic products and non-special purpose cosmetic products. Special cosmetics refer to cosmetics for hair dye, hair perm, freckle removal and whitening, sun protection and hair loss prevention as well as those purporting to have new functions and effects, and ordinary cosmetics refer to cosmetics other than special cosmetics. The production and import of special cosmetics shall be registered with the NMPA. The production and import of ordinary cosmetics is subject to the record-filing administration.

(iii)

Legal consequences of violations. The Supervision Regulations have raised the limit for penalties for noncompliance. For example, monetary penalties on production of cosmetics without requisite permits, production of unregistered special cosmetics, use of banned materials and illegal use of materials may be subject to a fine of 30 times the value of the concerned products.

Violations of the provisions of the Supervision Regulations will result in different penalties ranging from fines (fixed range or, in cases of severe violations, based on the values of the illegally manufactured goods), confiscation of raw materials, products illegally manufactured or sold and illegally obtained gains, revoking licenses, and suspension of business. Furthermore, pursuant to the Supervision Regulations, the responsible individual shall be subject to an industry operation banning period for five or ten years or even criminal liability.

Pursuant to the Implementation Rules of Hygiene Regulations and other applicable laws, a producer of cosmetic products shall obtain and maintain a license for cosmetic production issued by the local administrative regulator. In addition, a producer shall obtain an approval from the competent administrative regulator for producing special purpose cosmetic products, otherwise it may be subject to confiscation of the relevant products and illegal gains, a fine of three to five times the illegal gains, or suspension of business or the revocation of the license for cosmetic production. In cases where producers cooperate with OEMs to manufacture such products, the OEM, instead of the producer, shall obtain and maintain the above-mentioned certificates.

Pursuant to the Announcement on the Adjustment to the Administration of Registration and Record Filing of Cosmetic Products promulgated by the CFDA on December 16, 2013, non-special purpose cosmetic products produced domestically shall be subject to the online record-filing procedure before the entry into the market as from June 30, 2014. The regulatory authorities for food and drugs at the provincial level shall conduct inspection on the filed products within three months after such record filing. Producers of such products will be ordered to take corrective measures if the inspection results revealed any noncompliance. In case of any violation of laws, further investigation and handling will be conducted by the regulatory authorities with such results indicated in the filed record of such products. Producers failing to file for record the product information of certain non-special purpose cosmetic products before selling such products in the market will be subject to a regulatory warning with an order of correction within a prescribed time limit.

The Administrative Provisions on the Labeling of Cosmetics, which was promulgated on August 27, 2007 by the former General Administration of Quality Supervision, Inspection and Quarantine and became effective on September 1, 2008, requires labels of cosmetic products to contain information such as name and address of the producers, date of production, expiry date, batch number, applicable industrial standards, quality inspection certificate, and production license number. The labels of such cosmetic product shall not contain any statement that explicitly and implicitly implies medical effects and that exaggerates performance, makes false promotions, and disparages comparative products, or contain a product name that could easily cause misunderstanding or confusion among consumers, or include any other content prohibited by the relevant laws and regulations. Violation of such provisions may result in an order of correction within a prescribed time limit, monetary fine or other punishment in accordance with other laws and regulations.

The Regulations on the Supervision and Administration of Cosmetics, or the Supervision Regulations, was promulgated by the State Council on June 16, 2020 and will become effective from January 1, 2021 to replace the Hygiene Regulations.

Regulations Relating to Foreign Investment

The Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely The Special Management Measures for the Entry of Foreign Investment (Negative List) (2020 version), or the 2020 Negative List, as promulgated on June 23, 2020 by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, and taking effect on July 23, 2020, and the Encouraged Industry Catalogue for Foreign Investment (2020 version), as promulgated by the NDRC and the MOFCOM on December 17, 2020 and taking effect on January 27, 2021. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. According to the 2020 Negative List, foreign equity ownership in any given value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

In order to coincide with the implementation of the Foreign Investment Law (as defined below) and the Implementing Regulations of the Foreign Investment Law (as defined below), the MOFCOM and the SAMR promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, effective from January 1, 2020, which provides that foreign investors or foreign-invested enterprises, or the FIEs, shall submit investment information by submitting initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system. Announcement of the Ministry of Commerce [2019] No.62—Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by MOFCOM on December 31, 2019 and Circular of the State Administration for Market Regulation on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the Foreign Investment Law promulgated by SAMR on December 28, 2019 further refine the related rules.

Foreign investment law

On March 15, 2019, the National People’s Congress, or the NPC, promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which became effective on January 1, 2020 and replaced the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may maintain their original organization form and structure within five years after the implementation of the Foreign Investment Law. The Foreign Investment Law mainly provides for four forms of foreign investments: (a) establishment of a foreign-invested enterprise within PRC by a foreign investor, individually or collectively with other investors; (b) acquisition of shares or equity interests in, asset interests of, or other like rights and interests of an enterprise within PRC by a foreign investor; (c) investments in a new project within the PRC by a foreign investor, individually or collectively with other investors, and (d) foreign investors’ investments in the PRC through any other methods under laws, administrative regulations, or provisions prescribed by the State Council of the PRC. It does not address the concept and regulatory regime of VIE structures and uncertainties remain in relation to its interpretation and implementation.

On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law of the People’s Republic of China, or the Implementing Regulations of the Foreign Investment Law, which became effective on January 1, 2020. The Implementing Regulations of the Foreign Investment Law strictly implements the legislative principles and purpose of the Foreign Investment Law. It emphasizes promoting and protecting the foreign investment and refines the specific measures to be implemented. On the same day, the Supreme People’s Court issued an Interpretation on the Application of the Foreign Investment law of the PRC, effective as of January 1, 2020. This interpretation applies to all contractual disputes arising from the acquisition of the relevant rights and interests by a foreign investor by way of gift, division of property, merger of enterprises, division of enterprises.

Regulations Relating to Value-Added Telecommunications Services

Foreign investment in value-added telecommunications

Foreign direct investment in telecommunications companies in China is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, respectively. The FITE Regulation provides that a foreign-invested telecommunications enterprise in the PRC, or the FITE, must be established as a sino-foreign equity joint venture for operations in the PRC. Under the FITE Regulation and in accordance with WTO-related agreements, the foreign party investing in a FITE engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE. In addition, the major foreign party as the shareholder of the FITE must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. The FITE that meets these requirements must obtain approvals from the Ministry of Industry and Information Technology, or the MIIT, and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of the FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the current effective Catalogue of Telecommunications Services, or the Telecom Catalog.

On July 13, 2006, the Ministry of Information Industry of the PRC, or the MII (which is the predecessor of the MIIT) promulgated the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, or the MII Notice, which reiterates certain requirements of the FITE Regulations and strengthens the administration by the MII. Under the MII Notice, if a foreign investor intends to invest in PRC value-added telecommunications business, the foreign investor must establish a foreign invested enterprise and apply for the relevant license for value-added telecommunications services, or the VATs License. In addition, a domestic company that holds a VATs License is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of value-added telecommunications services must be owned by the license holder or its shareholders. The MII Notice also requires that each value-added telecommunications services license holder have appropriate facilities for its approved business operations and maintain such facilities in the business regions covered by its license. The holder of a VATs License shall improve relevant measures for safeguarding the network and information, establish relevant administrative policies on information safety, set up the procedures for handling network emergencies and information safety and implement the liabilities system for information safety in accordance with the standards set forth in the relevant PRC regulations.

Due to a lack of interpretive materials from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies, including limitations on our ability to own key assets.” In order to comply with PRC regulatory requirements, we operate a portion of our business through our VIE, with which we have contractual relationships but in which we do not have direct ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the PRC internet sector, we could be subject to severe penalties.

Telecommunications regulations

The Telecommunications Regulations of the PRC, or the Telecom Regulations, promulgated on September 25, 2000 and amended on July 29, 2014 and February 6, 2016 respectively, are the primary PRC regulations governing telecommunications services, which set out the general framework for the provision of telecommunications services within the PRC. The Telecom Regulations require that telecommunications service providers shall obtain licenses prior to commencing operations. The Telecom Regulations draw a distinction between basic telecommunications services and value-added telecommunications services. The Telecom Catalog, promulgated by MII on February 21, 2003 and most recently amended by the MIIT on June 6, 2019, and issued as an attachment to the Telecom Regulations, identifies internet information services and online data processing and transaction processing as value-added telecommunications services.

On July 3, 2017, the MIIT issued the revised Administrative Measures for the Licensing of Telecommunications Business, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures require that an operator of value-added telecommunications services obtain a VATs License from the MIIT or its provincial level counterparts. The term of a VATs License is five years and the license holder is subject to annual inspection.

Internet information services

On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, or the ICP Measures, as amended on January 8, 2011. Under the ICP Measures, internet information services are categorized into commercial internet information services and non-commercial internet services. The operators of non-commercial internet information services must file with relevant governmental authorities and operators of commercial internet information services in China must obtain an ICP License from the relevant governmental authorities. And the provision of particular information services, such as news, publishing, education, healthcare, medicine and medical advice must also comply with relevant laws and regulations and obtain approval from competent governmental authorities.

Internet information service providers are required to monitor their websites. They shall not post or disseminate any content that falls within prohibited categories provided by laws or administrative regulations and must stop providing any such content on their websites. The relevant PRC governmental authorities may order ICP License holders that violate the content restrictions to correct those violations and revoke their ICP Licenses in cases of gross violations.

The MIIT released the Circular on Regulating the Use of Domain Names in Internet Information Services on November 27, 2017, effective from January 1, 2018, which provides that the domain names used by the internet information service provider in providing internet information services shall be registered and owned by such internet information service provider, and if the internet information service provider is a legal entity, the domain name registrant shall be the legal entity (or any of its shareholders), or its principal or senior manager.

Regulations Relating to Online Trading and E-Commerce

On January 26, 2014, the State Administration for Industry and Commerce, or the SAIC (which is the predecessor of the SAMR) promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014, to regulate all operating activities for product sales and services offered via the internet (including mobile internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party platform operators.

On August 31, 2018, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which became effective on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s e-commerce business and clarified the obligations of the e-commerce business operators and the possible legal consequences if e-commerce business operators are found to be in violation of legal obligations. For example, pursuant to the E-Commerce Law, the e-commerce business operators shall disclose information about goods or services provided comprehensively, truthfully, accurately and promptly in order to protect the consumers’ rights to know and rights to choose. The e-commerce business operators shall not fabricate transactions or users’ comments to conduct false or misleading business promotions so as to defraud or mislead consumers. Violation of the provisions of the E-Commerce Law may result in being ordered to make corrections within a prescribed period of time, confiscation of illegally obtained gains, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities.

On March 15, 2021, the SAMR promulgated the Administrative Measures for Online Trading, or the New Online Trading Measures, which will take effect on May 1, 2021. The New Online Trading Measure, as the replacement of the Online Trading Measures issued by the SAIC in 2014, supplements the obligations of e-commerce business operators under the E-Commerce Law in connection with business activities for product sales and services offered via internet, and specifies the possible legal consequences when e-commerce business operators are found to be in violation of the relevant legal obligations. For example, the e-commerce business operators should act in compliance with the requirements relating to data protection, commercial promotion, registration for record, and unfair trading. Legal consequences of violating the New Online Trading Measures may include credit record enforcement as well as civil and even criminal liabilities.

Regulations Relating to Medical Devices

The Regulation on the Supervision and Administration of Medical Devices, or Regulation on Medical Devices, as amended by the State Council on May 4, 2017, regulates entities that engage in the research and development, production, operation, use, supervision and administration of medical devices in the PRC. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, and the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness. The evaluation of the risk levels of medical devices takes into consideration the medical devices’ objectives, structural features, methods of use and other factors. Registration certificates are required for Class II and Class III medical devices. The classification of specific medical devices is stipulated in the Medical Device Classification Catalog, which was issued by the CFDA on August 31, 2017 and took effect on August 1, 2018. Violations of the Regulation on Medical Devices shall result in different penalties ranging from fines (fixed range or based on the values of the illegally manufactured goods in severe violations), confiscation of products illegally sold and illegally obtained gains, revoking licenses, suspension of business, being refused to review and approve the medical device permit within five years after such violation, or even criminal liability.

The Catalogue of Medical Device Classification issued by the CFDA on August 1, 2018 regulates that color soft hydrophilic contact lens, astigmatic soft hydrophilic contact lens, soft corneal contact lens, soft hydrophilic contact lens, and soft contact lens aseptic normal saline solution are Class III medical devices.

The Measures for the Administration and Supervision of Online Sales of Medical Devices issued by the CFDA on December 20, 2017, regulates entities that engage in the online sales of medical devices. Enterprises engaged in online sales of medical devices shall be medical device production and operation enterprises that have obtained a medical device production license or operation license in accordance with the law or have been filed for record, unless such license or record-filing is not required by laws and regulations.

Regulations Relating to Food Business

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. The Food Safety Law of the PRC, which took effect from June 1, 2009 and was amended by the SCNPC on April 24, 2015 and December 29, 2018, respectively, and the Implementation Regulations of the Food Safety Law of the PRC, which took effect from July 20, 2009 and were amended by the State Council on February 6, 2016 and March 26, 2019, respectively, set up a system for the supervision and administration of food safety and stipulate food safety standards. The State Council implements a licensing system for food production and transaction. To engage in food production, sale or catering services, the business operator shall obtain a license in accordance with the laws. Furthermore, the State Council implements strict supervision and administration for special categories of foods such as healthcare foods, and formula foods for special medical purposes. Pursuant to the aforementioned laws and regulations, third-party platform providers of online transactions of food shall conduct real name registration for participating food business operators, and specify their food safety management responsibilities, and examine their licenses if such licenses are required in accordance with the relevant laws and regulations. Upon discovery of any violation by participating food business operators, third-party platform providers for online food transactions shall promptly suspend the business of the offender and forthwith report to the food safety supervision and administration department. Upon discovery of a serious illegal act, the third-party platform provider shall forthwith stop providing online trading platform service.

The Administrative Measures for Food Operation Licensing, promulgated by the CFDA on August 31, 2015 and amended on November 17, 2017 regulates the food business licensing activities, strengthens the supervision and management of food business and ensures food safety. Food business operators shall obtain a license for operating a food business with respect to each venue where they engage in food business activities. The term of a food business license is five years.

Regulations Relating to Product Quality and Consumers Protection

According to the Product Quality Law of the PRC, which took effect on September 1, 1993 and was amended by the SCNPC on July 8, 2000, August 27, 2009 and December 29, 2018 respectively, products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold and revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

According to the Consumers Rights and Interests Protection Law of the PRC, or the Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was amended by the SCNPC on August 27, 2009 and October 25, 2013, respectively, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The consumers whose interests have been damaged due to the products or services that they purchase or receive on the internet trading platforms may claim damages against sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages against the operators of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

On January 6, 2017, the SAIC issued the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017 and was amended on October 23, 2020, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online trading platform operators’ responsibility to formulate seven-day unconditional return rules and related consumer protection systems, and supervise the merchants for compliance with these rules.

Regulations Relating to Import and Export Goods

Pursuant to the Customs Law of the PRC, promulgated by the SCNPC on January 22, 1987 and amended on July 8, 2000, June 29, 2013, December 28, 2013, November 7, 2016 and November 4, 2017 respectively, unless otherwise stipulated, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the Customs. The consignees and consignors for import or export of goods and the customs brokers engaged in customs declaration shall register with the Customs in accordance with relevant laws.

Pursuant to the Administrative Provisions of the Customs of the People’s Republic of China on the Registration of Customs Declaration Entities, promulgated by the General Administration of Customs on March 13, 2014 and amended on December 20, 2017, and May 29, 2018 respectively, the registration of customs declaration entities comprises the registration of the customs declaration enterprise and the registration of the consignor or consignee of imported and exported goods. The consignor or consignee of imported and exported goods shall register with local customs in accordance with relevant laws.

In addition, the Foreign Trade Law of the PRC which was promulgated by the SCNPC on May 12, 1994 and last amended on November 7, 2016, and the Measures for the Record Filing and Registration of Foreign Trade Business Operators, which was promulgated by the MOFCOM on June 25, 2004 and last amended on November 30, 2019, require any foreign trade business operator that is engaged in the import and export of goods or technology shall be registered for archival purposes with the administrative department of foreign trade of the State Council or the institution entrusted thereby, unless it is otherwise provided for by any law, administrative regulation or the foreign trade department of the State Council. The specific measures for archival registration shall be formulated by the foreign trade department of the State Council. Where any foreign trade business operator that fails to file for record and registration according to relevant provisions, the customs may not handle the procedures of customs declarations and release of the import or export goods.

Regulations Relating to Online Transmission of Audio-Visual Programs

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry. On July 6, 2005, five PRC regulatory agencies, namely, the Ministry of Culture, or the MOC, the State Administration of Radio, Film and Television, or the SARFT (which is the predecessor of the National Radio and Television Administration, the NRTA), the General Administration of Press and Publication, or the GAPP, the NDRC and MOFCOM, jointly promulgated the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-State-owned capital and foreign investors are prohibited from conducting the business of transmitting audio-visual programs through information network.

According to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, jointly promulgated by the SARFT and MII on December 20, 2007 and amended by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, on August 28, 2015, providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs, or the Audio-visual License issued by the competent department of radio, film and television or complete certain record-filing procedures. Providers of internet audio-visual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SARFT.

In 2008, the SARFT issued the Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, amended on August 28, 2015, which further sets forth detailed provisions concerning the application and approval process regarding the Audio-visual License. The notice also provides that the internet audio-visual program services providers who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license so long as their violation of the laws and regulations is minor and can be rectified in a timely manner and they have no records of violation during the latest three months prior to the promulgation of the Audio-visual Program Provisions.

Further, on March 31, 2009, the SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-visual Programs, which reiterates the requirement for the internet audio-visual programs to be published to the public through information networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstitions or other similarly prohibited elements.

On March 17, 2010, the SARFT issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, amended on March 10, 2017, which classified internet audio-visual program services into four categories. In addition, the Notice concerning Strengthening the Administration of the Streaming Service of Online Audio-Visual Programs promulgated by the SAPPRFT on September 2, 2016 emphasizes that, unless a specific license is granted, an audio-visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events.

As of the date of this annual report, we have not obtained an Audio-Visual License. For detailed analysis, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.”

On November 4, 2016, the Office of the Central Cyberspace Affairs Commission, or the CAC, promulgated the Administrative Provisions on Internet Live-Streaming Services, or Internet Live-Streaming Services Provisions. According to the Internet Live-Streaming Services Provisions, an internet live-streaming service provider shall (i) establish a live-streaming content review platform; (ii) conduct authentication registration of internet live-streaming issuers based on their identity certificates, business licenses and organization code certificates; and (iii) enter into a service agreement with internet live-streaming services user to specify both parties’ rights and obligations.

According to the Guidelines on Strengthening Supervision of Online Live Broadcasting Marketing Activities promulgated by the SAMR on November 6, 2020, any network platform will assume the responsibility and obligation as an e-commerce platform operator according to the E-Commerce Law; provided that this platform provides operators, who sell goods or provide services via internet live broadcasting, with services such as internet operation place, transaction matchmaking and information publication in order for the transaction parties to independently complete their transaction activities.

According to the Notice on Strengthening the Management of Online Show Live Broadcasting and E-commerce Live Broadcasting promulgated by the NRTA on November 12, 2020, live broadcasting platforms for online shows are requested to strengthen positive value guidance and enable those tasteful, meaningful, interesting and warm live-broadcasting programs to have good traffic, and to prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. In addition, the number of content reviewers a platform is required to keep must in principle be no less than 1:50 of the number of live broadcasting rooms. Live broadcasting platforms for online shows need to manage the hosts and “reward” users based on the real-name registration system, and users who have not registered with real names or who are minors are prohibited from making rewards. The live broadcasting platforms are required to implement real-name registration system by real-name verification, face recognition, manual review and other measures to prevent minors from making rewards. The platform shall limit the maximum amount of rewards each user may give per time, day and month. Live streaming platforms for e-commerce shall not illegally produce and broadcast, beyond their business scope of e-commerce, any commentary programs unrelated to sales of goods.

According to the Law of the PRC on the Protection of Minors (2020 Revision), which will take effect on June 1, 2021, among others, live broadcasting service providers are not allowed to provide minors under age 16 with online live broadcasting publisher account registration service, and must obtain the consent from parents or guardians and verify the identity of the minors before allowing minors aged 16 or above to register live broadcasting publisher accounts.

According to the Notice on Strengthening the Administration of the Internet Live Streaming Service jointly promulgated by the MIIT, the Ministry of Public Security of the PRC and other government agencies on August 1, 2018, internet live streaming service providers shall go through the procedures of filing with the competent department of telecommunications. The internet live streaming service providers engaged in telecommunications business and internet news information, network performances and internet live streaming of audio-visual programs shall apply to the relevant departments for permission to operate such telecommunication business and shall perform the procedures of record-filing with the local public security department within 30 days after the live streaming service being operated.

Furthermore, pursuant to the Administrative Provisions on Online Audio and Video Information Services jointly promulgated by the CAC, Ministry of Culture and Tourism of the PRC and NRTA on November 18, 2019 and effective on January 1, 2020, online audio and video information services providers shall obtain the relevant legally required qualifications and certificates. They shall also fulfill their responsibilities as information content management entities, such as having in place professional staff commensurate with their service scale, and establishing the systems of user registration, content review, information release, intellectual property rights protection and minority protections and other mechanisms. Moreover, when the online audio and video information services provider produce, publish or spread untrue audio-visual information by way of utilizing new technologies such as deep learning or virtual reality, the disseminated information shall be identified in a noticeable way.

Regulations Relating to Production of Radio and Television Programs

On July 19, 2004, the SARFT issued the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, which took effect on August 20, 2004 and was amended on August 28, 2015. The Radio and TV Programs Regulations require any entities engaging in the production and operation of radio and television programs to obtain a license for such businesses from the NRTA or its provincial branches. Entities with the permit to produce and distribute radio and television programmes must conduct their business operations strictly in compliance with the approved scope of production and operations and these entities (except radio and TV stations) must not produce radio and TV programs regarding current political news or similar subjects.

On July 6, 2012, the SARFT and the CAC issued the Notice Regarding Further Enhancement of Management of Online Audio and Video Programs such as Online Drama Series and Micro Films, pursuant to which providers of internet audio-visual program services which are engaged in the production of online audio-visual programs such as online drama series and micro films and broadcast such programs on their own websites shall lawfully obtain the permit to produce and distribute radio and television programmes issued by competent governmental authorities and corresponding License for Online Transmission of Audio-visual Programs at the same time. Providers of internet audio-visual program services shall report the information on online audio-visual programs such as online drama series and micro films which have been reviewed and approved to the provincial branches of the SARFT in their domiciles for filing.

The SARFT issued a Supplementary Notice on Further Enhancement of Management of Online Audio and Video Programs such as Online Drama Series and Micro Films on January 2, 2014, which reiterates the providers of online audio and video programs such as online drama series and micro films shall lawfully obtain the permit to produce and distribute radio and television programmes issued by competent governmental authorities. Online audio and video programs produced by unlicensed organizations shall not be broadcast.

Regulations Relating to Franchising Operations

The Administrative Regulations on Commercial Franchise Operations, or the Franchising Regulations, was promulgated by the State Counsel on February 6, 2007, effective from May 1, 2007, under which a franchisor shall have a well-established operation model, be able to provide the franchisee with long-term management guidance, technical support, business training and other services, and have at least two direct sales stores and have undertaken the business for more than a year. A franchisor shall, within 15 days of its first franchising contract signing, file with the competent commerce authority accordingly.

Pursuant to the Franchising Regulations, a franchising contract shall include but not be limited to the following terms: the basic information of the franchisor and franchisees, the term of the contract, the type, amount and payment(s) of the franchising fees, the specific content of operation guidance, technical supports and business training as well as the method for providing the same, the quality requirements and quality control measures, the marketing and advertisements arrangements, the consumer protection and indemnification, the change, cancelation or termination of the contract, the breach of the contract, and the dispute resolution, which shall all be put in writing. Moreover, according to the Franchising Regulations, the franchisee shall be allowed to unilaterally cancel the franchising contract within a certain period of time; the franchising term, unless the franchisee otherwise agrees, shall be no less than three years (renewals are excluded); the purpose and refund conditions and means of the fees paid by the franchisee to the franchisor in advance of the establishment of the franchising contract shall be clarified in writing; the usage of publicity and promotion fees paid by the franchisee to the franchisor shall be disclosed to the franchisee in a timely manner; the franchisee may not transfer the franchise rights to a third party without the consent of the franchisor; and the franchisor shall report the information about the conclusion of franchise contracts in the previous year to the competent commerce authority in the first quarter of each year. In addition to the Franchising Regulations, the MOFCOM has also promulgated two implementing regulations: the Administrative Measures for Archival Filing of Commercial Franchises, promulgated on May 1, 2007, amended on December 12, 2011 and came into effect on February 1, 2012; and the Administrative Measures on Information Disclosure Requirements for Commercial Franchises, which was promulgated on April 30, 2007 and was then amended on February 23, 2012 and came into effect on April 1, 2012. The above two implementing regulations, together with the Franchising Regulations form the basic legal framework for the regulation of the PRC franchise operations.

Regulations Relating to Advertising

In 1994, the SCNPC promulgated the Advertising Law of the PRC, or the Advertising Law, which was recently amended on October 26, 2018 and became effective on the same date. The Advertising Law regulates commercial advertising activities in the PRC and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorsers, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine, the business license of such advertiser may be revoked, and the relevant authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked.

The Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures regulating the internet-based advertising activities were adopted by the SAIC on July 4, 2016 and became effective on September 1, 2016. According to the Internet Advertising Measures, internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission. In addition, the following internet advertising activities are prohibited: (i) providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons, (ii) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization, or (iii) using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate of the PRC promulgated by the SCNPC on July 5, 1994 and amended on August 30, 2007, August 27, 2009, August 26, 2019 and took effect on January 1, 2020, and the Administrative Measures for Commodity House Leasing promulgated by Ministry of Housing and Urban-Rural Development, or the MOHURD, on December 1, 2010 and taking effect on February 1, 2011, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department within thirty days upon the conclusion of the lease contract. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to Part III of the PRC Civil Code, which are pertinent to contracts, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Pursuant to Part II of the PRC Civil Code, which are pertinent to property rights, if a mortgagor leases the mortgaged property before the mortgage contract is executed, the previously established leasehold interest will not be affected by the subsequent mortgage; and where a mortgagor leases the mortgaged property after the creation and registration of the mortgage interest, the leasehold interest will be subordinated to the registered mortgage.

Regulations Relating to Construction Project

Pursuant to the Regulations on Planning Administration Regarding Assignment and Transfer of the Rights to Use of the State-Owned Land in Urban Area promulgated by the Ministry of Construction on December 4, 1992 and amended on January 26, 2011, a construction land planning permit shall be obtained from the municipal planning authority with respect to the planning and use of land. Pursuant to the PRC Urban and Rural Planning Law promulgated by the SCNPC on October 28, 2007 and amended on April 24, 2015 and April 23, 2019, a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline, or other engineering project within an urban or rural planning area.

After obtaining a construction work planning permit, subject to certain exceptions, a construction enterprise must apply for a construction work commencement permit from the construction authority under the local government at the county level or above pursuant to the Administrative Provisions on Construction Permit of Construction Projects, or the Construction Measures, promulgated by the Ministry of Construction (the predecessor of the MOHURD) on October 15, 1999, and as most recently amended on September 28, 2018.

Pursuant to the Administrative Measures for Reporting Details Regarding Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Construction on April 7, 2000 and amended on October 19, 2009, and the Provisions on Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by MOHURD on December 2, 2013, the construction enterprise shall complete the project inspection required by the above provisions and shall go through the filing procedures with the competent governmental authorities where the construction project is located within 15 days after the inspection is completed.

The Construction Law of PRC, which took effect on November 1, 1997 and was amended on April 22, 2011 and April 23, 2019, respectively, is primarily aimed at regulating the construction industry. Pursuant to the Construction Law, the developer shall apply for a construction permit prior to commencement of a construction project, except for small projects below the limit determined by the construction administrative authorities of the State Council. Unauthorized construction without obtaining construction permit and projects which do not satisfy the criteria for commencement of work may face orders to stop construction and fines by construction administrative authorities.

Under the Construction Measures, construction and decoration of all kinds of buildings and ancillary facilities shall apply for the permission before starting construction project unless the amount investment of the project less than RMB300,000 or the area of the construction project is less than 300 square meters (the administrative department of Housing and Urban-Rural development in provincial level may adjust the limitation capital based on the reality of different regions). Our office properties and two of our offline experience stores are over 300 square meters and the project amount of which are more than RMB300,000 thus shall apply for the construction permit. As of the date of this annual report, we have not obtained all such requisite permissions.

Pursuant to the Regulations on the Quality Management of Construction Projects, or the Construction Projects Regulations, which took effect on January 30, 2000 and was amended on October 7, 2017 and April 23, 2019, a construction enterprise may be subject to suspension of construction, a fine of not less than 2% but not more than 4% of the contractual project price, and liabilities for any losses so caused, if it commits any of the following: (i) delivering the project for use before organizing the acceptance inspection, (ii) delivering the project for use in the event that the project has not passed the acceptance inspection, or (iii) inspecting and accepting a construction project not conforming to standard as one meeting the standard.

Regulations Relating to Fire Safety

Pursuant to the Fire Protection Law of PRC, or the Fire Protection Law, which took effect on April 29, 1998 and was amended on October 28, 2008 and April 23, 2019, and the Interim Provisions on the Administration of the Fire Protection Design Review and Final Inspection of Construction Projects promulgated by the MOHURD on April 1, 2020 and taking effect on June

1, 2020, construction enterprises shall file the record of the construction projects other than the special construction projects after the completion of inspection and acceptance thereof with the competent authority in housing and urban-rural development which will conduct random inspection on the construction projects. Failure to complete the inspection and acceptance of fire protection for the construction project before its use will subject the construction enterprise to an order of suspension of construction, use, or business, with a fine ranging from RMB 30,000 to 300,000. Failure to complete the record filing after the inspection and acceptance of fire protection for the construction project will subject the construction enterprise to an order of correction and a fine not exceeding RMB 5,000.

Regulations Relating to Internet Information Security and Privacy Protection

The PRC Constitution states that the PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement on such rights. PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure, which include the Decision of the Standing Committee of the National People’s Congress on Internet Security Protection enacted and amended by the SCNPC on December 28, 2000 and August 27, 2009, respectively, the Provisions on the Technical Measures for Internet Security Protection issued by the Ministry of Public Security on December 13, 2005 and took effect on March 1, 2006, the Decision of the Standing Committee of the National People’s Congress on Strengthening Network Information Protection promulgated by the SCNPC on December 28, 2012, the Several Provisions on Regulating the Market Order of Internet Information Services promulgated by the MIIT on December 29, 2011, and the Provisions on Protection of Personal Information of Telecommunication and Internet Users released by the MIIT on July 16, 2013. Internet information in China is regulated from a national security standpoint.

The Provisions on Protection of Personal Information of Telecommunication and Internet Users regulate the collection and use of users’ personal information in the provision of telecommunications services and internet information services in the PRC. Telecommunication business operators and internet service providers are required to formulate and disclose their own rules for the collection and use of users’ information. Telecommunication business operators and internet service providers must specify the purposes, manners and scopes of information collection and uses, obtain consent from the relevant citizens, and keep the collected personal information confidential. Telecommunication business operators and internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Telecommunication business operators and internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Once users terminate the use of telecommunications services or internet information services, telecommunications business operators and internet information service providers shall stop the collection and use of the personal information of users and provide the users with services for deregistering their account numbers.

The Provisions on Protecting Personal Information of Telecommunication and Internet Users further define the personal information of user to include user name, birth date, identification number, address, phone number, account number, passcode, and other information that may be used to identify the user independently or in combination with other information and the timing, places of the use of services by the users. Furthermore, according to the Interpretations on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement on Citizens’ Personal Information, or the Interpretations, issued by the Supreme People’s Court and the Supreme People’s Procuratorate on May 8, 2017 and took effect on June 1, 2017, personal information means various information recorded electronically or through other manners, which may be used to identify individuals or activities of individuals, including, but not limited to, the name, identification number, contact information, address, user account number and passcode, property ownership and whereabouts.

On November 1, 2015, the Ninth Amendment to the Criminal Law of the PRC issued by the SCNPC became effective, pursuant to which, any internet service provider that fails to comply with obligations related to internet information security administration as required by applicable laws and refuses to rectify upon order is subject to criminal penalty for (i) any large-scale dissemination of illegal information; (ii) any severe consequences due to the leakage of the user information; (iii) any serious loss of criminal evidence; or (iv) other severe circumstances. Furthermore, any individual or entity that (i) sells or distributes personal information in a manner which violates relevant regulations, or (ii) steals or illegally obtain any personal information is subject to criminal penalty under severe circumstances.

On June 1, 2017, the Cyber Security Law of the PRC, or the Cyber Security Law, promulgated by SCNPC took effect, which is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of internet service providers, which include but are not limited to: (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed or provided to third parties. Any violation of the provisions and requirements under the Cyber Security Law and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities. After the release of the Cyber Security Law, on May 2, 2017, the CAC, together with another ten regulatory authorities jointly issued the Measures for Cybersecurity Review, or the Review Measures, which become effective on June 1, 2020. The Review Measures establish the basic framework and principle for national cybersecurity reviews of network products and services.

The recommended national standard, Information Security Technology Personal Information Security Specification, puts forward specific refinement requirements on the collection, preservation, use and commission processing, sharing, transfer, and public disclosure. Although it is not mandatory, in the absence of clear implementation rules and standards for the law on cyber security and other personal information protection, it will be used as the basis for judging and making determinations. On November 28, 2019, The Notice of Identification Method of Application Illegal Collection and Use of Personal Information was issued, which provides a reference for the identification of App illegal collection and use of personal information, and provides guidance for App operators’ self-inspection and self-correction and netizens’ social supervision.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the PRC, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001 and February 26, 2010, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it further provides that an internet information service provider may be held liable under various situations: (i) if it knows or should reasonably have known a copyright infringement through the internet and the service provider fails to take effective measures to remove, block or disconnect links to the relevant contents; or (ii) upon the receipt of the copyright holder’s notice of such infringement, the service provider fails to take aforementioned measures.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the PRC promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019 respectively, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for another ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the PRC, which specified the requirements of applying for trademark registration and renewal. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages.

Patent

According to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC on March 12, 1984, which was most recently amended on October 17, 2020 (the amendment will come into effect on June 1, 2021), and the Implementation Rules of the Patent Law of the PRC, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and amended on December 28, 2002 and January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models” and “designs.” Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain names

On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017. The Domain Name Measures regulate the registration of domain names, such as the China’s national top-level domain name “.CN” The China Internet Network Information Center, or the CNNIC, issued the Administrative Regulations for Country Code Top-Level Domain Name Registration and Country Code Top-Level Dispute Resolutions Rules on June 18, 2019, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide domain name related disputes.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Administrative Regulations on Foreign Exchange of the PRC, or the Foreign Exchange Administrative Regulation, which were promulgated by the State Council on January 29, 1996, became effective on April 1, 1996 and was subsequently amended on January 14, 1997 and August 5, 2008 and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the PBOC, on June 20, 1996 and became effective on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of foreign currency denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC. Violations of the Foreign Exchange Administrative Regulation will result in fines (fixed range or based on the amount of the illegal transmitted amount), confiscation of illegally obtained gains, and suspension of business or revoking business license or even criminal liability.

On March 30, 2015, the SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of FIEs, or the SAFE Circular 19, which took effect on June 1, 2015. According to SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into Renminbi on a discretional basis.

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or the SAFE Circular 16. The SAFE Circular 16 unifies the Discretional Foreign Exchange Settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement means that the foreign exchange capital in the capital account which has been confirmed by the relevant policies to be subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Foreign Exchange Administrative Regulation and relevant provisions.

Furthermore, SAFE Circular 16 provides that the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations; (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the construction or purchase of real estate that is not for self-use (except for the real estate enterprises).

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 provides that non-investment FIEs may use capital to carry out domestic equity investment in accordance with laws under the premise that the investment is not in violation of the applicable special entry management measures for foreign investment (negative list) and the projects invested are true and in compliance with relevant laws and regulations.

On April 10, 2020 the SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Regulations Relating to Dividend Distributions

The principal regulations governing distribution of dividends of wholly foreign-owned enterprise, or the WFOE, include the PRC Company Law, the Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law. Under these regulations, WFOEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, FIEs in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

According to the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents promulgated by SAFE on May 10, 2013 and amended on October 10, 2018 and December 30, 2019 respectively, the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE promulgated Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles.

SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which provides for several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Stock Incentive Plans

According to the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Share Incentive Rules, which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly- listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas publicly-listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options, sales of shares underlying the options and remittance of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject our participating directors, supervisors, senior management and other employees to fines and legal sanctions.

Regulations Relating to Taxation

Income tax

According to the Enterprise Income Tax Law of the PRC, or the EIT Law, which was promulgated on March 16, 2007, became effective from January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the PRC, or the Implementing Rules of the EIT Law defines a “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%. Enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures for the Determination of High and New Tech Enterprises issued by the Ministry of Science, the Ministry of Finance, or the MOF and the State Administration of Taxation, or the SAT are entitled to enjoy a preferential enterprise income tax rate of 15%. Under which the validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate. An enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, fixed assets in the PRC, equity investments in PRC resident enterprises) or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is ascertained by the PRC tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the PRC tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from

PRC Taxable Assets; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one-year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 may not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017. Certain provisions of the SAT Circular 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the PRC on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the relevant tax authorities within seven days from the occurrence of tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

Withholding tax on dividend distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law reduced the rate from 20% to 10%, effective from January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. And the Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, promulgated by the SAT on February 3, 2018 and took effect on April 1 2018, further clarified the analysis standard when determining one’s qualification for beneficial owner status.

Value-added tax

Pursuant to the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the State Council on December 13, 1993 and as most recently amended on November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the MOF, and SAT on December 15, 2008 and became effective on January 1, 2009 and as amended on October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added taxes, or the VATs. Unless otherwise provided, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the MOF and the SAT on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since November 16, 2011, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value- Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, became effective on May 1, 2016 and was amended on July 11, 2017 (Circular on Pilot Policies of Levying Value-added Tax in Lieu of Business Tax on Construction Services and Other Services), sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations Relating to Employment

The Labor Law of the PRC, or the Labor Law, and its implementation rules provide that enterprises and institutions must establish and improve work safety and health system, strictly enforce national regulations and standards on work safety and health, and carry out work safety and health education for workers. Working safety and health facilities shall meet national standard. Enterprises and institutions shall provide workers with working safety and health conditions meeting national rules and standards on labor protection.

The Labor Contract Law of the PRC, or the Labor Contract Law, and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the one month anniversary of the commencement date of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationship is terminated. According to the Labor Contract Law, if an employer requires the employees to work overtime, it shall pay the worker legally required working overtime salaries. When the employer fails to pay the relevant working overtime salary, it will be ordered to pay compensation to the employees at amount based on the actual working overtime salary that has not been duly paid.

Pursuant to the Interim Provisions on Labor Dispatch, which was promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, effective from March 1, 2014, employers may employ dispatched workers in temporary, auxiliary or substitutable positions provided that the number of dispatched workers shall not exceed 10% of the total number of its workers. Pursuant to the Labor Law, if the employer violates the relevant labor dispatch regulations, the labor administrative department shall order it to make corrections within a prescribed time limit; if it fails to make corrections within the time limit, penalty will be imposed on the basis of more than RMB5,000 and less than RMB10,000 per person.

Pursuant to the Social Insurance Law of the PRC, which was promulgated by the SCNPC on October 28, 2010, effective on July 1, 2011 and last amended on December 29, 2018, the Interim Regulations on the Collection of Social Insurance Fees, issued by the State Council on January 22, 1999 and last amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Funds, issued by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises in China are required to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Any employer that fails to make sufficient social insurance contributions in a timely manner may be order to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. In addition, any employer that fails to make sufficient and timely contributions to the housing funds may be order to rectify the non-compliance and pay the required contributions within a prescribed time limit, and will also be subject to mandatory enforcement by courts in case the employer still fails to make the relevant contributions within the prescribed time.

Regulations Relating to Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and taking effect as of March 4, 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by MOFCOM on August 25, 2011 and taking effect as of September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and other entities that are material to our business, as of the date of this annual report:

Note:

(1)

Mr. Jinfeng Huang holds 75.0% of equity interests in Huizhi Weimei. The remaining 25.0% of the equity interests in Huizhi Weimei are held by Huiyue (Guangzhou) Trading Limited Partnership, a limited partnership organized under the laws of the PRC whose general partner is Yuemei (Guangzhou) Trading Co., Ltd., a PRC company controlled by Mr. Jinfeng Huang.

Contractual Arrangements with Our VIE and Its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Yatsen Holding Limited is an exempted company with limited liability incorporated in the Cayman Islands. Guangzhou Yatsen is our wholly owned PRC subsidiary. To comply with PRC laws and regulations, we conduct the business of online sales of cosmetics products and skincare products in China through Huizhi Weimei, our VIE in China, through a series of contractual arrangements by and among Guangzhou Yatsen, our VIE and its shareholders. Our VIE may need to obtain licenses that are otherwise not permitted or advisable to be held directly by our wholly foreign-owned subsidiaries, including the License for Online Transmission of Audio-visual Programs and the Permit to Produce and Distribute Radio and Television Programmes. Although our wholly foreign-owned subsidiaries produce a significant majority of our revenues and hold a significant majority of our operational assets, our VIE holds certain assets that may be critical to the operation of our business. Main assets held by our VIE include the majority of the social platforms and content offering platforms we operate such as Weixin public accounts and mini-programs, which are registered and held by our VIE and its subsidiaries, and the ICP License and the Permit to Produce and Distribute Radio and Television Programmes, which are critical to the online operation of our business.

Our contractual arrangements with our VIE and its shareholders allow us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by the PRC laws.

As a result of our direct ownership in Guangzhou Yatsen and the contractual arrangements with our VIE, we are regarded as the primary beneficiary of our VIE, and we treat our VIE and its subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our WFOE, our VIE and its respective shareholders.

Arrangements that provide us effective control over our VIE

Proxy Agreement and Power of Attorney. Our WFOE entered into a proxy agreement with Huizhi Weimei and its shareholders and obtained powers of attorney from shareholders of Huizhi Weimei in July 2019, which proxy agreement and powers of attorney were later amended and restated in March 2020 and October 2020. Pursuant to the second amended and restated proxy agreement and powers of attorney, each shareholder of Huizhi Weimei irrevocably authorized our WFOE to exercise all of his or its rights as a shareholder of Huizhi Weimei, including, but not limited to, the right to convene and attend shareholder meetings, the right to vote and sign any resolution as a shareholder, the right to appoint or remove directors, and the right to sell, transfer, pledge, and dispose of all or a portion of the equity interests held by such shareholders. The proxy agreement will remain effective so long as Huizhi Weimei exists. The powers of attorney will remain effective unless otherwise notified by our WFOE.

Equity Pledge Agreement. Our WFOE, Huizhi Weimei and shareholders of Huizhi Weimei entered into an equity pledge agreement in July 2019, which was later amended and restated in March 2020 and October 2020. Pursuant to the second amended and restated equity pledge agreement, shareholders of Huizhi Weimei have agreed to pledge all of their respective equity interests in Huizhi Weimei to our WFOE to guarantee the performance by Huizhi Weimei and its shareholders under the exclusive business cooperation agreement, the proxy agreement, the power of attorneys, the exclusive option agreement and the equity pledge agreement. As of the date of this annual report, we have registered all such equity pledges with the local branch of the SAMR in accordance with PRC laws to perfect their respective equity pledges. After the completion of the equity pledge registrations, in the event of a breach by Huizhi Weimei or its shareholders of contractual obligations under these agreements, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Huizhi Weimei. The shareholders of our VIE also undertake that, during the term of the equity pledge agreement, unless otherwise approved by our WFOE in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests.

Spousal Consent Letter. Spouse of Jinfeng Huang, the individual shareholder of Huizhi Weimei, who holds 75.0% of equity interests in Huizhi Weimei, has signed a spousal consent letter. The remaining 25.0% of the equity interests in Huizhi Weimei are held by Huiyue (Guangzhou) Trading Limited Partnership, a limited partnership organized under the laws of the PRC whose general partner is Yuemei (Guangzhou) Trading Co., Ltd., a PRC company controlled by Jinfeng Huang. The spouse of Jinfeng Huang unconditionally and irrevocably disclaimed her rights to the relevant equity interest in Huizhi Weimei and any associated economic rights or interest to which she may be entitled pursuant to applicable laws, and has undertaken not to make any assertion of rights to such equity interest and the underlying assets. The spouse of Jinfeng Huang has agreed and undertaken that she will not carry out in any circumstances any conducts that are contradictory to the contractual arrangements and the spousal consent letter.

Agreements that allow us to receive economic benefits from our VIE

Exclusive Business Cooperation Agreements. Pursuant to the exclusive business cooperation agreement entered into in July 2019 between our WFOE and Huizhi Weimei, our WFOE has the exclusive right to provide to Huizhi Weimei services related to, among other things, software technology development, technology consulting, and technical services required by Huizhi Weimei’s business. Without our WFOE’s prior written consent, Huizhi Weimei cannot accept any same or similar services subject to this agreement from any third party or enter into any similar business operation agreements with any third party. Huizhi Weimei agrees to pay our WFOE an amount that is adjusted in accordance with our WFOE’s sole discretion for the relevant period and also the mutually-agreed amount for certain other technical services, which should be paid within ten days after our WFOE sends invoice. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of this agreement. To guarantee Huizhi Weimei’s performance of its obligations thereunder, the shareholders of Huizhi Weimei have agreed to pledge their equity interests in Huizhi Weimei to our WFOE pursuant to the equity pledge agreement. The Exclusive Business Cooperation agreement will remain effective for an initial ten years and will be renewed automatically except that our WFOE is entitled to terminate the agreement as long as a 30-day prior written termination notice is provided to Huizhi Weimei.

Agreements that provide us with the option to purchase the equity interests in our VIE

Exclusive Option Agreements. Our WFOE, Huizhi Weimei and shareholders of Huizhi Weimei entered into an exclusive option agreement in July 2019, which was later amended and restated in March 2020 and October 2020. Pursuant to the second amended and restated exclusive option agreement, the shareholders of Huizhi Weimei irrevocably grant our WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in Huizhi Weimei, and Huizhi Weimei has irrevocably granted our WFOE an exclusive option to purchase all or part of its assets. Our WFOE or its designated person may exercise such options to purchase all equity interests and/or all assets at an aggregate consideration of RMB1.00, or the lowest price permitted under applicable PRC laws if there is any statutory requirement about the consideration under PRC laws. The shareholders of Huizhi Weimei further undertake that, without our WFOE’s prior written consent, they will not, among other things, (i) sell, transfer, pledge, or dispose of their equity interests in Huizhi Weimei, (ii) create any pledge or encumbrance on their equity interests in Huizhi Weimei, (iii) change Huizhi Weimei’s registered capital, (iv) merge Huizhi Weimei with any other entity, (v) sell, transfer, pledge, or dispose of Huizhi Weimei’s assets (except in the ordinary course of business), or (vi) amend Huizhi Weimei’s articles of association. The equity option agreement will remain effective for ten years and will be renewed automatically, except that our WFOE is entitled to terminate the agreement as long as a 10-day prior written termination notice is provided to Huizhi Weimei and its shareholders.

In the opinions of Zhong Lun Law Firm, our PRC legal counsel:

•	the ownership structures of our WFOE and our VIE do not violate applicable PRC laws or regulations currently in effect; and
•

the contractual arrangements among our WFOE, our VIE and its respective shareholders governed by PRC law are valid and binding, and do not violate applicable PRC laws or regulations currently in effect.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to or otherwise different from the above opinions of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.	Property, Plant and Equipment

Our principal executive offices are located on leased premises comprising approximately 13,525 square meters in Guangzhou, China. We also have other Guangzhou offices serving the functions of product development, R&D, marketing and customer service. We have one office located on leased premises comprising approximately 4,057 square meters in Shanghai, China. Our Guangzhou and Shanghai offices are leased from independent third parties, and we plan to renew our lease as needed.

We lease a warehouse located in Guangzhou comprising approximately 46,997 square meters.

We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This report contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. See “Forward-Looking Information.”

A.	Operating Results

Founded in 2016, we have launched multiple fast-growing, successful color cosmetics and skincare brands, such as Perfect Diary, Little Ondine, Abby’s Choice and Pink Bear. We have achieved success through our digitally native DTC business model that is new to China’s beauty industry. Through this model, we focus on deep customer engagement, innovative product development and personalized services.

We generate substantially all of our net revenues from the sale of beauty products under our own brands. We have developed a number of successful brands and products. We launched our flagship brand, Perfect Diary, in 2017. We have also successfully introduced three other brands since 2019 – Little Ondine, Abby’s Choice and Pink Bear. Beginning in 2020, we further enriched our brand portfolio through acquisitions, including Galénic, DR.WU (its mainland China business) and Eve Lom.

Through our DTC model, we turn customer engagement with our brands into consumer insights that drive product development, content creation, and further improvement of our omni-channel customer experience. We have built core technology and data capabilities that power our business operations, including our marketing strategies, product development, supply chain management and customer service.

We have experienced substantial growth since our inception to date. Our total net revenues increased substantially from RMB0.64 billion in 2018 to RMB3.03 billion in 2019 and to RMB5.23 billion (US$802.0 million) in 2020. We incurred a net loss of RMB40.1 million in 2018, generated net income of RMB75.4 million in 2019 and incurred a net loss of RMB2.69 billion (US$412.0 million) in 2020. Our 2020 net loss was mainly due to (i) the impact of COVID-19 on both online and offline sales due to slowed down social activities of consumers, (ii) investments in sales and marketing for our newly-launched brands which are still in their early stages and (iii) share-based compensation expenses recognized upon occurrence of our initial public offering in November 2020 in accordance with U.S. GAAP.

Key Factors Affecting Our Results of Operations

Our results of operations and financial conditions are affected by the general factors influencing China’s beauty and retail industries, including China’s overall economic growth, the increase in per capita disposable income, the continued growth of the e-commerce industry, and the growth in the willingness of consumers to spend on beauty products in China.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by certain company specific factors, including:

Our Ability to Attract New Customers, Retain Existing Customers and Increase Repeat Purchases

Our future success, and our net revenue growth in particular, is significantly dependent on our ability to continually attract new customers, retain existing customers, and cultivate customer loyalty, including through encouraging repeat purchases. We generate net revenues through (i) sales to customers through DTC channels, which include our online stores operated on e-commerce platforms, our company channels on Weixin and our experience stores, and (ii) sales to platform distributors. For the years ended December 31, 2018, 2019 and 2020, our net revenues generated through DTC channels as a percentage of total net revenues were 91.1%, 88.1% and 86.4%, respectively. We measure our effectiveness in attracting and retaining customers through several key performance indicators, including the number of DTC customers and average net revenue per DTC customer. The following table sets forth these indicators for the years presented:

	For the Year Ended December 31,
	2018	2019	2020(2)
Total number of DTC customers (in millions)	7.0	23.4	32.3
Average net revenue per DTC customer(1) (in RMB)	82.6	114.1	139. 9

Notes:

(1)

Average net revenue per DTC customer is calculated as total net revenues generated from DTC channels, including our online stores operated on e-commerce platforms, our company channels on Weixin and our experience stores, divided by the total number of DTC customers (see “Introduction”) in the relevant period. For the years ended December 31, 2018, 2019 and 2020, our total net revenues generated from DTC channels were RMB578.5 million, RMB2.67 billion and RMB4.52 billion (US$692.7 million), respectively.

(2)

Total number of DTC customers for the year of 2020 did not include customers of certain DTC channels as such data is yet to be available to the company. As a result, the average net revenue per DTC customer for the year of 2020 did not take into account revenues generated from such channels, which amounted to approximately RMB32.8 million (US$5.0 million).

These indicators have been driving our significant net revenue increase over the past three years. Our respective growth rates have primarily been driven by the growing popularity and recognition of our brands, increased selection and attractive prices of the innovative beauty products we offer, consumer preferences for our engaging and seamless shopping experience and quality customer service, and the effectiveness of our marketing initiatives. As our business is still young, we expect continued growth in our customer base and purchasing activities, as well as increased overall customer engagement with our brands, which we believe will contribute to continued increases in our total net revenues in absolute terms in the foreseeable future.

Our Ability to Develop and Launch New Products and Introduce New Brands

Our ability to successfully develop and launch new products and introduce new brands when appropriate is critical to our success, and in particular to our ability to attract, engage and retain customers, which is key to our continued net revenue growth. Utilizing data insights gained through our direct engagement with customers, we are able to develop new popular products faster and more efficiently. Having a broad, attractive and updated product mix helps to maintain the popularity of our brands, increases customer loyalty and encourages customer purchases. We expect to continue to develop and launch new products under each of our brands to respond to the latest industry trends and customer feedback.

We also have a track record of successfully introducing brands, some of which we developed on our own and others which we acquired, by leveraging our rapid and highly effective go-to-market strategies. The brands that we launched since 2019 have benefited from the capabilities that we built with Perfect Diary to scale even faster. We will continue to pursue domestic or overseas acquisitions of selected beauty brands that complement our existing portfolio. For example, we acquired Galénic, an iconic premium skincare brand, in 2020 from Pierre Fabre, a French pharmaceutical and dermo-cosmetics group, and acquired the mainland China business of a professional skincare brand DR.WU and a prestige skincare brand Eve Lom in the first quarter of 2021. The success of new brand and product launches will impact the growth of our business, our ability to continue to attract and engage customers, and our short-term and long-term financial performance, including our net revenues and operating expenses, in particular marketing expenses associated with the launch and promotion of such new brands.

Our Pricing Strategy and Ability to Maintain Optimal Gross Margins

Our results of operations depend on our ability to design our pricing strategy to both maintain attractiveness to customers and to maintain and gradually improve our gross margins as we continue to grow our business. We reach and engage our customers online and offline primarily through a DTC approach without platform distributors, which allows us to more efficiently price our products at a level that is both attractive to our customers and maintains a healthy gross margin for our business. In 2019, a significant majority of our net revenues was generated through DTC channels, including our online stores operated on Tmall and other e-commerce platforms, our company channels on Weixin and our experience stores. As a result of our DTC approach and strong pricing power, our gross margins, were 63.5%, 63.6% and 64.3% in the years ended December 31, 2018, 2019 and 2020, respectively. These margins have remained relatively stable for the past three years as our brand and product portfolio has diversified and the sales volume of our beauty products has increased. The slight increase in gross profit margin in 2020 was primarily due to the introduction of new products with higher gross margins. The brands that we launched in 2019 after Perfect Diary are focused more on the masstige beauty product segments, which should over time provide us with higher gross margins compared to products under Perfect Diary, which focuses on the mass beauty product segment. We expect that gross margin for the foreseeable future will remain relatively stable with gradual increases as we introduce and scale brands focused on the masstige, premium or luxury beauty product segments.

Effectiveness of Our Marketing Strategies

Our results of operations also depend on our ability to attract and retain customers at reasonable marketing expenses. While we are a young business, we have been successful in building popular brands and marketing our products leveraging our core capabilities in social media and digital marketing and our diversified distribution channels. We work with KOLs to market our products cost-effectively through our proprietary KOL management system, which allows us to predominantly work directly with these KOLs rather than through intermediaries. Our close cooperation with KOLs provides us with valuable insights into the impact these KOLs have on our targeted consumers, and helps us increase marketing efficiency and effectiveness. As the number of our followers continues to grow, we are able to engage in more cost-effective marketing through directly engaging with and marketing to this group of consumers who have previously bought our products or are interested in our products.

Our marketing expenses and efficiency are expected to be further improved with our continued rollout of company channels on Weixin and expansion of our offline experience stores, both of which were introduced in 2019 as additional distribution channels. The introduction of our company channels on Weixin helps to make our marketing more cost-effective achieving targeted marketing at scale. Through our company channels on Weixin, we foster long-term loyalty beyond the point of purchase, promote repeat purchases and increase customer lifetime value in a cost-efficient manner. The continued expansion of our offline experience store network also adds physical touchpoints to help effectively market our brands and products by promoting stronger customer engagement through cross-channel integration.

Our selling and marketing expenses have been and will continue to be affected by the number of new products we are introducing, whether or not we are introducing a new brand, and our ability to successfully adopt new emerging marketing trends and strategies. Through our data insights, we also monitor our ROIs across our various marketing and distribution channels and adjust our marketing spending and strategy accordingly in a timely-manner. Our selling and marketing expenses as a percentage of total net revenues increased from 41.3% in 2019 to 65.2% in 2020, which was primarily due to (i) increased advertising, marketing and brand promotion spending to promote our newer brands Little Ondine and Abby’s Choice while they ramp up sales and (ii) a decrease in our ROI on advertising, marketing and brand promotion spending as a result of the negative impact of COVID-19 on overall consumer sentiment and purchasing activities, (iii) temporary closure of and reduced sales volume at our offline experience stores as a result of the negative impact of COVID-19 while expenses related to experience stores continued to be incurred, and (iv) increased marketing and branding expenses in the third and fourth quarter of 2020 to capture the resurgence in consumer sentiment and social activities as the effect of COVID-19 in China gradually declined during such period.

Our Ability to Manage Operating Costs and Expenses

Our results of operations are affected by our ability to control our operating costs and expenses and continuously optimize our supply chain management. We have developed an efficient supply chain involving manufacturing, warehousing and logistics. We leverage technology and data to manage supplier partners, ODM/OEM and packaging supply partners and other service partners, and adjust such partners’ operations to maintain optimal inventory levels as well as ensure smooth product launches. We cooperate with leading manufacturers with strong capabilities, as well as physical proximity to our customers, enabling us to shorten the production and fulfilment process further, thereby improving customer experience. Fulfilment expenses as a percentage of our total net revenues decreased from 12.8% in 2018 to 9.9% in 2019 and further to 8.1% in 2020. We expect the absolute amount of operating expenses to continue increasing as we invest in the growth of our business, but we plan to continue to leverage our technology- and data-driven supply chain and warehouse management system to manage our operating costs and expenses and maintain attractive net profit margins.

We further diversified our distribution channels to include offline experience stores in 2019 and plan to continue the expansion of our experience store network in China for the next two to three years. As of December 31, 2020, we have operated 241 experience stores. We expect our expenses related to our experience stores, as a part of our sales and marketing expenses, to continue to increase in absolute amount in the foreseeable future as we continue to expand our experience store network.

Impact of COVID-19

Beginning in January 2020, the outbreak of COVID-19 severely impacted China and the rest of the world. Our business and operations have also been affected as a result. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Given the strict implementation of quarantine measures during this period, social and economic activities throughout China were sharply curtailed, and opportunities for discretionary consumption, especially in offline sales channels, were significantly limited during the period. Operations of our offline experience stores were adversely impacted by the quarantine measures in China, which resulted in temporary store closures from late January through early April in 2020.

Due to the overall weakening consumer sentiment and purchasing activities as a result of the impact of COVID-19, our sales volume and total net revenues experienced slower-than-expected growth in 2020. Our online sales volume witnessed slower-than-expected growth in the first quarter of 2020 due to the unavailability of, or significant delays in, delivery services during such period. Despite this slowdown, net revenues generated through online channels continued to grow in 2020 compared to 2019. While our ODM/OEM and packaging supply partners and other service partners had to operate at reduced capacity during such period, we were able to maintain sufficient levels of inventory and fulfillment capacity through our self-operated warehouses. However, due to market conditions and consumer demand being less favorable than we expected in 2020 as a result of the impact of COVID-19, we recorded an inventory provision of RMB20.9 million (US$3.2 million) in 2020. In addition, as a result of the impact of COVID-19, our ROI on advertising, marketing and brand promotion spending decreased. The impact of COVID-19 in China gradually declined beginning in the third quarter of 2020, we further stepped up our marketing efforts to capture the resurgence in consumer sentiment and social activities, which contributed to the increase of our selling and marketing expenses as a percentage of total net revenues from 41.3% in 2019 to 65.2% in 2020. The growth in our total net revenues had rebounded since the third quarter of 2020 with this recovery in consumer sentiment and we generated higher total net revenues in 2020 compared to 2019.

Many of the quarantine measures within China have since been relaxed as of the date of this annual report, and we, together with our ODM/OEM and packaging supply partners and other business partners, have gradually resumed normal operations since early-March 2020 with the exception of our experience stores which re-opened in early April 2020. The global spread of COVID-19 pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict and will depend on a number of factors, including the duration and severity of COVID-19, the extent and severity of new waves of outbreak in China and other countries, the development and progress of distribution of COVID-19 vaccine and other medical treatment and the effectiveness of such vaccine and other medical treatment, and the actions taken by government authorities to contain the outbreak, all of which are beyond our control. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our operations have been, and may continue to be affected by the COVID-19 pandemic.”

Key Components of Results of Operations

Net revenues

Our net revenues are net of refunds and value-added tax. The following table sets forth the breakdown of our net revenues by channels both as absolute amounts and as a proportion of our total net revenues for the years presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Sales of product by channel
—Sales to end customers through platforms	578,486	91.1	2,570,107	84.8	4,023,144	616,573	76.9
—Sales to platform distributor customers	56,830	8.9	359,629	11.9	678,873	104,042	13.0
—Others	-	-	101,431	3.3	531,153	81,403	10.1
Total net revenues	635,316	100.0	3,031,167	100.0	5,233,170	802,018	100.0

Sales of product by channel. We generate net revenues primarily from selling beauty products (i) directly to end customers through various DTC online channels, (ii) to e-commerce platform distributors who then sell to end customers, and (iii) through other channels including our offline experience stores, which were introduced in 2019. Our DTC online channels include our online stores operated on Tmall and other e-commerce platforms and our company channels on Weixin. Our primary e-commerce platform distributors are JD.com and Vipshop. We expect that net revenues generated from sales of products to end customers directly through DTC online channels will continue to account for a majority of our total net revenues in the foreseeable future. We also expect that net revenues generated from sales of products to end customers directly through our experience stores will increase in absolute amounts in the foreseeable future as we continue to expand our network of experience stores.

We expect that our total net revenues will increase in absolute amounts in the foreseeable future as the number of DTC customers and average net revenue per DTC customer increase, which we believe will be primarily driven by (i) continuing growth of our existing brands through introduction of new products across expanding product categories, (ii) further diversification of our distribution channels, including further development of our company channels on Weixin and expansion of our offline experience store footprint, (iii) continued marketing and brand promotion efforts to attract more consumers and encourage customer purchases, and (iv) introduction of new brands to further diversify our beauty product offerings through M&A and internal incubation.

Cost of revenues

Our cost of revenues consists primarily of material costs, which includes ingredient costs and costs associated with raw materials and packaging materials, manufacturing cost and other related costs that are directly attributable to the production of our products. For some of our products, we directly procure raw materials and packaging materials from third-party suppliers and pass on such materials to OEM/ODM partners for production and assembly. For the rest of our products, we procure finished goods from OEM/ODM partners. Our product costs fluctuate with the prices we are able to negotiate with our OEM/ODM partners and our raw material and packaging material suppliers. We expect cost of revenues to increase in absolute amounts as sales volume of our beauty products continue to grow.

The following table sets forth our cost of revenues by amounts and percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	232,073	36.5	1,103,509	36.4	1,869,145	286,459	35.7

The following table sets forth our gross profit in absolute amount and gross margin for the years presented. We expect that gross margin for the foreseeable future will remain relatively stable with gradual increases as we grow our volume of beauty products sold and introduce and scale new brands that focus on masstige and premium beauty product segments.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Gross profit	403,243	1,927,658	3,364,025	515,559
Gross profit margin	63.5%	63.6%	64.3%	64.3%

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Fulfilment expenses	81,270	12.8	300,122	9.9	425,052	65,142	8.1
Selling and marketing expenses	309,331	48.7	1,251,270	41.3	3,412,159	522,936	65.2
General and administrative expenses	43,315	6.8	209,326	6.9	2,142,973	328,425	40.9
Research and development expenses	2,641	0.4	23,179	0.8	66,512	10,193	1.3
Total operating expenses	436,557	68.7	1,783,897	58.9	6,046,696	926,696	115.5

Fulfilment expenses. Fulfilment expenses consist primarily of expenses related to the warehousing, shipping and delivery of products to customers, mainly including rental and personnel costs for warehouses as well as third-party shipping costs. We expect our fulfilment expenses to increase in absolute amounts in the foreseeable future as sales volume of our beauty products continue to grow.

Selling and marketing expenses. Selling and marketing expenses primarily consist of (i) advertising and marketing promotion expenses, (ii) platform commissions, (iii) personnel costs for sales and marketing staff, (iv) rental, depreciation expenses, personnel and other costs for offline experience stores and (v) share-based compensation expenses. We typically allocate more selling and marketing budget during launches of our new products and introduction of new brands. We expect our selling and marketing expenses to increase in absolute amounts as we seek to continue to increase public awareness of our brands, introduce new brands and products and expand marketing efforts for our products across all distribution channels and as we further expand our offline experience store network.

General and administrative expenses. General and administrative expenses consist primarily of share-based compensation expenses and other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human resources, costs of facilities and equipment associated with use by these functions, such as depreciation expenses, rental and other general corporate related expenses. We expect our general and administrative expenses to decrease in absolute amounts in the near future as the substantial increase in general and administrative expenses in 2020 as compared with 2019 was due to share-based compensation expenses triggered by our initial public offering in November 2020. We expect to continue to have share-based expenses to incentive our key officers and employees, but such expenses are not expected to be as significant as those triggered by our initial public offering.

Research and development expenses. Research and development expenses consist primarily of personnel costs for research and development staff, which includes IT engineers and product development personnel, and other expenses associated with our research and development activities. We expect our research and development expenses to increase in absolute amount as we expand our team of research and development personnel and continue to invest in information technology infrastructure development, product development, formula innovation and intellectual property curation in support of the growth of our business.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiaries incorporated in Hong Kong, including Yatsen (HK) Limited, Aoyan (HK) Limited, Yatsen Investment Limited and Dskin (HK) Limited, are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. Under the Hong Kong tax laws, our subsidiary in Hong Kong is exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2018, 2019 and 2020.
PRC

Generally, our PRC subsidiaries, VIE and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. According to a policy promulgated by the SAT and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deducting amount of the qualified research and development expenses has been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the SAT in September 2018. Perfect Diary Technology (Guangzhou) Co., Ltd. was entitled to claim the additional tax deducting amount of the qualified research and development expenses in 2019 and 2020.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of our net revenues for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Total net revenues	635,316	100.0	3,031,167	100.0	5,233,170	802,018	100.0
Total cost of revenues	(232,073)	(36.5)	(1,103,509)	(36.4)	(1,869,145)	(286,459)	(35.7)
Gross profit	403,243	63.5	1,927,658	63.6	3,364,025	515,559	64.3
Operating expenses:
Fulfilment expenses	(81,270)	(12.8)	(300,122)	(9.9)	(425,052)	(65,142)	(8.1)
Selling and marketing expenses	(309,331)	(48.7)	(1,251,270)	(41.3)	(3,412,159)	(522,936)	(65.2)
General and administrative expenses	(43,315)	(6.8)	(209,326)	(6.9)	(2,142,973)	(328,425)	(40.9)
Research and development expenses	(2,641)	(0.4)	(23,179)	(0.8)	(66,512)	(10,193)	(1.3)
Total operating expenses	(436,557)	(68.7)	(1,783,897)	(58.9)	(6,046,696)	(926,696)	(115.5)
Income(loss) from operations	(33,314)	(5.2)	143,761	4.7	(2,682,671)	(411,137)	(51.2)
Financial (expenses) income	(214)	(0.0)	5,320	0.2	14,313	2,194	0.3
Foreign currency exchange losses	(433)	(0.1)	(62)	(0.0)	(2,774)	(425)	(0.1)
Other non-operating expenses	(139)	(0.0)	(1,684)	(0.1)	(10,313)	(1,581)	(0.2)
Fair value loss on a forward liability	(2,014)	(0.3)	-	-	-	-	-
Income(loss) before income tax expenses	(36,114)	(5.6)	147,335	4.8	(2,681,445)	(410,949)	(51.2)
Income tax expenses	(4,010)	(0.6)	(71,976)	(2.4)	(6,970)	(1,068)	(0.1)
Net (loss) income	(40,124)	(6.2)	75,359	2.4	(2,688,415)	(412,017)	(51.3)

Year ended December 31, 2020 compared to year ended December 31, 2019

Our business and operations have been generally affected as a result of the COVID-19 pandemic in 2020. Due to the overall weakening consumer sentiment and purchasing activities as a result of the impact of COVID-19, our sales volume and total net revenues experienced slower-than-expected growth in 2020. Among other things, our online sales volume witnessed slower-than-expected growth in the first quarter of 2020 due to the unavailability of, or significant delays in, delivery services during such period. Despite this slowdown, net revenues generated through online channels continued to grow in 2020 compared with 2019. As the negative impact of COVID-19 in China gradually declined beginning in the third quarter of 2020 and overall consumer sentiment and purchasing activities gradually resumed, the growth in our total net revenues had rebounded since the third quarter of 2020 and we generated higher total net revenues in 2020 compared to 2019. For more discussion on the impact of COVID-19 on our financial results in 2020, see also “—Impact of COVID-19.”

Total net revenues

Our net revenues increased by 72.6% from RMB3.03 billion in 2019 to RMB5.23 billion (US$802.0 million) in 2020, primarily attributable to the growth in sales volume of our beauty products in the same period driven by increases in the number of DTC customers from 23.4 million in 2019 to 32.3 million in 2020 and in average net revenue per DTC customer from RMB114.1 in 2019 to RMB139.9 in 2020, which are primarily due to (i) the introduction of innovative products and the expansion of product categories offered under our Perfect Diary brand, (ii) the continued development of our Little Ondine brand, which was introduced in 2019, and the introduction of our new brand Abby’s Choice, both of which further diversified our beauty product offerings, and (iii) further diversification of our distribution channels, in particular further development of our company channels on Weixin and expansion of our offline experience store footprint.

Total cost of revenues

Our cost of revenues increased by 69.4% from RMB1.10 billion in 2019 to RMB1.87 billion (US$286.5million) in 2020, primarily due to the growth in sales volume of our beauty products in the same period.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 74.5% from RMB1.93 billion in 2019 to RMB3.36 billion (US$515.6 million) in 2020, primarily due to the growth in sales volume of our beauty products in the same period. Our gross margins increased slightly from 63.6% in 2019 to 64.3% in 2020, primarily due to the introduction of new products with higher gross margins.

Fulfilment expenses

Our fulfilment expenses increased by 41.6% from RMB300.1 million in 2019 to RMB425.1 million (US$65.1 million) in 2020, which was primarily attributable to an increase in warehousing, shipping and handling expenses from RMB266.7 million in 2019 to RMB366.8 million (US$56.2 million) in 2020 driven by the growth in sales volume of our beauty products during the same period.

Selling and marketing expenses

Our selling and marketing expenses increased substantially from RMB1.25 billion in 2019 to RMB3.41 billion (US$522.9 million) in 2020, primarily attributable to (i) an increase in advertising, marketing and brand promotion costs from RMB879.6 million in 2019 to RMB2.22 billion (US$339.5 million) in 2020, which was primarily due to (a) the continued marketing of our Perfect Diary products, (b) the promotion of our newer brands Little Ondine and Abby’s Choice while they ramp up sales, (c) increased marketing spending to counteract the negative impact of lower ROI on our advertising, marketing and brand promotion spending due to the adverse effect of COVID-19 on overall consumer sentiment and purchasing activities, and (d) our stronger marketing efforts in the third-quarter and the fourth-quarter of 2020 to capture the resurgence in consumer sentiment and social activities resulting from the gradual decline in the effect of COVID-19 in China during such period, (ii) an increase in platform commissions and other platform expenses from RMB227.1 million in 2019 to RMB560.2 million (US$85.9 million) in 2020, which was primarily due to the growth in sales volume of our beauty products in the same period and related to the promotion of our products through e-commerce platforms and social platforms, (iii) an increase in personnel costs from RMB64.4 million in 2019 to RMB166.7 million (US$25.5 million) in 2020, as the headcount of our selling and marketing personnel increased, (iv) an increase in expenses incurred during the development of experience stores from RMB52.9 million in 2019 to RMB324.9 million (US$49.8 million) in 2020 as the number of our experience stores increased from 40 as of December 31, 2019 to 241 as of December 31, 2020, and (v) share-based compensation expenses of RMB54.3 million (US$8.3 million) triggered by our initial public offering in November 2020 in accordance with U.S. GAAP.

General and administrative expenses

Our general and administrative expenses increased substantially from RMB209.3 million in 2019 to RMB2.14 billion (US$328.4 million) in 2020, primarily due to (i) an increase in share-based compensation expenses from RMB75.0 million in 2019 to RMB1.84 billion (US$282.2 million) in 2020, which was primarily due to share-based compensation expenses of RMB1.15 billion (US$175.8 million) triggered by our initial public offering in November 2020 in accordance with U.S. GAAP, and (ii) an increase in personnel costs from RMB43.9 million in 2019 to RMB126.3 million (US$19.3 million) in 2020, as the headcount of our general and administrative personnel increased.

Research and development expenses

Our research and development expenses increased substantially from RMB23.2 million in 2019 to RMB66.5 million (US$10.2 million) in 2020, primarily due to (i) an increase in personnel costs from RMB17.9 million in 2019 to RMB57.9 million (US$8.9 million) in 2020, as the headcount of our research and development personnel increased to support our research and development in information technology as well as product and formula, and (ii) share-based compensation expenses of RMB1.9 million (US$0.3 million) triggered by our initial public offering in November 2020 in accordance with U.S. GAAP.

Income (loss) from operations

As a result of the foregoing, we generated net loss from operations of RMB2.68 billion (US$411.1 million) in 2020, compared to net income from operations of RMB143.8 million in 2019, primarily due to the significant increases in our selling and marketing expenses and general and administrative expenses during the same period.

Income tax expenses

We recorded income tax expenses of RMB7.0 million (US$1.1million) in 2020, as compared to RMB72.0 million in 2019. The decrease was primarily because we generated loss before income tax expenses of RMB2.68 billion (US$410.9 million) in 2020, compared to income before income tax expenses of RMB147.3 million in 2019.

Net (loss) income

As a result of the foregoing, we generated net loss of RMB2.69 billion (US$412.0 million) in 2020, compared to net income of RMB75.4 million in 2019

Year ended December 31, 2019 compared to year ended December 31, 2018

Total net revenues

Our net revenues increased by 377.1% from RMB635.3 million in 2018 to RMB3.03 billion in 2019, primarily attributable to the growth in sales volume of our beauty products in the same period driven by increases in the number of DTC customers from 7.0 million in 2018 to 23.4 million in 2019 and in average annual net revenue per DTC customer from RMB82.6 in 2018 to RMB114.1 in 2019, which are primarily due to (i) the introduction of innovative products and the expansion of product categories offered under our Perfect Diary brand, (ii) the introduction of our new brand Little Ondine with further diversified beauty product offerings, and (iii) further diversification of our distribution channels to include experience stores and company channels on Weixin.

Total cost of revenues

Our cost of revenues increased by 375.4% from RMB232.1 million in 2018 to RMB1.10 billion in 2019, primarily due to the growth in sales volume of our beauty products in the same period.

Gross profit and gross margin

As a result of the foregoing, we had a gross profit of RMB1.93 billion in the year ended December 31, 2019, compared to a gross profit of RMB403.2 million in the year ended December 31, 2018, primarily due to the growth in sales volume of our beauty products in the same period. Our gross margins, which were 63.5% and 63.6% in the years ended December 31, 2018 and 2019, respectively, remained relatively stable for the same periods.

Fulfilment expenses

Our fulfilment expenses increased by 269.3% from RMB81.3 million in 2018 to RMB300.1 million in 2019, primarily due to an increase in warehousing, shipping and handling expenses from RMB74.5 million in 2018 to RMB266.7 million in 2019, which was primarily attributable to the growth in sales volume of our beauty products during the same period.

Selling and marketing expenses

Our selling and marketing expenses increased by 304.6% from RMB309.3 million in 2018 to RMB1.25 billion in 2019, primarily attributable to (i) an increase in advertising, marketing and brand promotion costs from RMB256.1 million in 2018 to RMB879.6 million in 2019, which was primarily due to the increased sales volume and continued marketing of our Perfect Diary products, (ii) an increase in platform commissions and other platform expenses from RMB42.7 million in 2018 to RMB227.1 million in 2019, which was primarily in line with the growth in our net revenues and related to the promotion of our products through established e-commerce platforms and dynamic social platforms, (iii) an increase in personnel costs from RMB10.5 million in 2018 to RMB64.4 million in 2019, as the headcount of our selling and marketing personnel increased, and (iv) expenses incurred during the development of experience stores of RMB52.9 million in 2019 as we further diversified our distribution channel and opened 40 new experience stores.

General and administrative expenses

Our general and administrative expenses increased substantially from RMB43.3 million in 2018 to RMB209.3 million in 2019, primarily due to (i) an increase in share-based compensation expenses from RMB14.0 million in 2018 to RMB75.0 million in 2019, which was primarily due to grants of share-based awards to our founders and deemed compensation resulting from repurchase of ordinary shares from our founders, and (ii) an increase in personnel costs from RMB7.2 million in 2018 to RMB43.9 million in 2019, as the headcount of our general and administrative personnel increased.

Research and development expenses

Our research and development expenses increased substantially from RMB2.6 million in 2018 to RMB23.2 million in 2019, primarily due to (i) an increase in personnel costs from RMB1.0 million in 2018 to RMB17.9 million in 2019, as the headcount of our research and development personnel increased, and (ii) an increase in investment in information technology infrastructure development from RMB1.6 million in 2018 to RMB3.9 million in 2019 in support of the growth of our business.

(Loss) income from operations

As a result of the foregoing, we generated net income from operations of RMB143.8 million in 2019, compared to net loss from operations of RMB33.3 million in 2018, primarily due to our ability to effectively manage the increase in our operating expenses, especially our selling and marketing expenses and fulfillment expenses, to be slower than the increase in our net revenues, which led to better margin.

Income tax expenses

We recorded income tax expenses of RMB72.0 million in 2019, as compared to RMB4.0 million in 2018, which was primarily because income from China operations increased substantially to RMB219.4 million in 2019 compared with a loss from China operations of RMB20.1 million in 2018.

Net (loss) income

As a result of the foregoing, we generated net income of RMB75.4 million in 2019, compared to net loss of RMB40.1 million in 2018.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue recognition

We adopted ASC 606 for all periods presented. According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customer in an amount that reflects the consideration we expect to receive in exchange for those goods or services, after considering estimated sales return allowances, price concessions, discount and value added tax (“VAT”). Consistent with the criteria of Topic 606, we follow five steps for our revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Our revenues are primarily derived from (i) sales of our products to third-party platform distributor customers who then sell to end customers, and (ii) sales of our products to end customers directly through our online stores run on third-party e-commerce platforms and through offline stores operated by us.

We enter into two types of agreements with third-party e-commerce platforms:

1) Distribution Agreements

Under the distribution agreements, the platform distributor customers purchase products from us and sell to end customers under the platform distributor customer’s name. According to the agreements, the platform distributor customers take control of the products and are entitled to rights of return and price protection. After taking control of the products, the platform distributor customer is responsible for selling and fulfilling all obligations in our sales contracts with end customers, including delivering the products and providing customer support. Under the distribution agreement, we have a sale contract with the platform distributor customer and have no sales contract with the end customers. Based on these indicators, we determined the e-commerce platform distributors (as opposed to the end customers) as our customers according to ASC 606-10-55-39.

2) Platform Service Agreements

Under the platform service agreements, we set up online stores on the platforms to sell our product to end customers. The platforms provide services to support the operations of the online store including processing sales orders and collecting from end customers. The platforms charge service fees based on our sales through the online stores. We enter sale contracts directly with the end customers. The platforms do not take control of the goods and do not include sales contracts with end customers. We are responsible for selling and fulfilling all obligations according to our sales contracts with end customers, including delivering products and providing customer support. Accordingly, we determined the end customers (as opposed to the platforms) as our customers according to ASC 606-10-55-39. The sales contracts with end customers normally include a customer’s right to return products within seven days after receipt of goods.

We identify our performance obligation to both e-commerce platform distributor customers and end customers as to transfer the control of the products ordered to the customers. Contracts with customers may include multiple performance obligations if there is a need to separate one order into multiple deliveries. In those scenarios, transaction price will be allocated to different performance obligations based on relative standalone selling prices.

We recognize revenue from sales to e-commerce platform distributors upon delivery of the products to e-commerce platform distributors’ warehouses in an amount equal to the contract sales prices less estimated sales allowances for sales returns, rebates and price protection. We recognize revenues from sales to end customers upon delivery of the product to end customers in an amount equal to the contract sales prices less estimated sales allowances for sales returns and sales incentives. Estimated sales allowances for sales returns, rebates, incentives and price protection are made based on contract terms and historical patterns.

Reconciliation of contract balance

A receivable is recorded when we have an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when we have transferred products to the customer before payment is received or is due, and our right to consideration is conditional on future performance or other factors in the contract.

Sales to e-commerce platform distributor customers are on credit terms and receivables are recorded upon recognizing revenues. Sales through online stores on the platforms are prepaid by the end customers to, before our delivery of products, Payment Channels, who settled to us based upon pre-agreed days after we deliver products to end customers, or when the customers confirm their receipts of products, whichever is earlier.

A contract liability is recorded when our obligation to transfer goods to a customer has not yet occurred but for which we have received consideration from the customer. We present such amounts as advances from customers on the consolidated balance sheet.

Practical Expedients

The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all of our contracts have a duration of one year or less.

Payment terms with platform distributor customers and payment channels generally require settlement within one year or less. We have determined that our contracts generally do not include a significant financing component. We generally expense sales commissions when incurred because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, therefore we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The provision is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory provision may be required that could negatively impact our gross margin and operating results. If actual market conditions are more favorable, we may have higher gross margin when products that have been previously provided for are eventually sold.

Share-based compensation

We grant restricted shares to the Founders and share options to our management and other key employees (collectively, “Share-based Awards”). Such compensation is accounted for in accordance with ASC 718, Compensation—Stock Compensation. Share-based Awards with service conditions only are measured at the grant date fair value of the awards and recognized as expenses using straight line method, net of estimated forfeitures, if any, over the requisite service period. Share-based Awards that are subject to both service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the awards that have satisfied the service condition amounting to RMB232.4 million, were recorded upon the completion of our initial public offering, using the graded-vesting method.

The fair value of the restricted shares was assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment requires complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our Ordinary Shares and our operating history and prospects at the time the grants were made. The fair value of share options is estimated on the grant date using the Binomial option pricing model. The assumptions used in share-based compensation expense recognition represent our best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive these awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

Founders’ Restricted Shares

In August 2017, in connection with the issuance of Series Seed Preferred Share, our founders, or the Restricted Founders, agreed to place all their shares into escrow to be released back to them if specified service condition are met, or First Series of Founders’ Restricted Shares, which was, 25% of the First Series of Founders’ Restricted Shares were immediately vested and the remaining 75% of the First Series of Founders’ Restricted Shares shall be vested annually in equal installments over the next three years. Pursuant to ASC 718-10-S99, such escrowed share arrangements are presumed to be compensatory and equivalent to a reverse stock split followed by the grant of restricted stock. Accordingly, the 75% of the First Series of Founders’ Restricted

Shares that were subject to the service condition were considered shared based compensation. Subsequently as one founder resigned from us in November 2017, all 23,677,500 unvested restricted shares held by this founder were forfeited.

In July 2019, we granted 157,846,049 ordinary shares to several founders, out of which 7,713,574 Ordinary Shares were vested immediately on the grant date and 150,132,475 Ordinary Shares were subject to service conditions, or Second Series of Founders’ Restricted Shares. The Second Series of Founders’ Restricted Shares vest annually in equal installments over the next four years commencing from the July 26, 2019.

In September 2020, we granted 93,753,239 Ordinary Shares to several founders, or the Third Series of Founders’ Restricted Shares, which were subject to service conditions. The Third Series of Founders’ Restricted Shares will vest annually in equal instalments over the next four years commencing from September 11, 2020.

All of the Founders’ Restricted Shares vest immediately upon IPO, regardless of the vesting schedule.

Repurchase of Ordinary Shares from the Founders

For the years ended December 31, 2018, 2019 and 2020, we repurchased 14,503,820, 17,197,032 and 62,388,247 ordinary shares, respectively, from the Founders for consideration of RMB6.2 million, RMB41.1 million and RMB483.6 million, respectively. We then re-designated them into preferred shares for issuances to other investors. Based on our assessment, we concluded that the repurchase did not constitute a cash settlement of any share-based awards.

As the respective repurchase price was greater than the fair value of Ordinary Shares as of the respective repurchase dates, the difference between the repurchase price and the fair value was recognized as deemed share-based compensation expenses in our consolidated statements of operations.

Issuance of Preferred Shares to investors

In April 2020 and September 2020, we issued 26,573,188 and 39,859,783 Series C Preferred Shares to certain existing investors at a price lower than the fair value of the shares, for their services to us. Accordingly, the difference of RMB303.6 million between the then fair value of Series C Preferred Shares issued and the issuance price was recorded as deemed share-based expense in the year ended December 31, 2020.

Redesignation of Founder’s Ordinary Shares to Preferred Shares

In April 2020, we re-designated 6,443,998 Ordinary Shares owned by one of our founders into Preferred Shares. The transaction was accounted for as a repurchase of Ordinary Shares and an issuance of Preferred Shares. The difference between the fair value of the Ordinary Share repurchased of RMB33.3 million and fair value of the newly issued preferred shares of RMB35.1 million amounted to RMB1.9 million was recognized as share-based compensation expenses.

Accelerated vesting of share options

In September 2020, 15,518,385 options were accelerated to vest immediately and were exercised on the same date, which was treated as an “improbable-to-probable” modification of equity-classified awards under ASC 718. RMB138.7 million, the fair value of modified options at the date of modification, was recognized in the unaudited interim condensed consolidated statements of operations immediately.

Issuances of shares to Share Incentive Plan Trust

In August 2020, 170,719,987 ordinary shares were issued to three trusts based on early exercise agreements of the same number of share options. Such shares will continue to be subject to satisfaction of the service and IPO conditions set forth in the applicable equity award agreements. If the aforementioned service and IPO conditions are not satisfied, or the exercise price are not paid, the holders of the share options will not be entitled to the shares issued to the trusts. Thus, we still consider the equity award as share options from accounting perspective. There is no incremental fair value change immediately before and after the modification of the aforementioned 170,719,987 share options. Consequently, no modification accounting is applied.

Options granted to our management and other key employees

On September 5, 2018, our board of directors approved the establishment of the Share Option Plan, which plan was later amended and restated on July 26, 2019, March 25, 2020 and September 11, 2020. The Share Option Plan shall be valid and effective for ten years from September 11, 2020. The maximum number of shares that may be issued pursuant to all awards under the Share Option Plan shall be 249,234,508 shares.

Share options granted to our management and other key employees under the Share Option Plan include both service condition and the occurrence of an IPO as a performance condition. These options are measured at the grant date fair value. Cumulative share-based compensation expenses for the awards that have satisfied the service condition are recorded, using the graded-vesting method.

Fair value of options

We account for share-based awards granted to employees in accordance with ASC 718 Stock Compensation. The fair value of share options is estimated on the grant date using the Binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. We account for forfeitures in the period they occur as a reduction to expense.

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	For the Year Ended December 31,
	2018	2019	2020
Risk-free interest rate(1)	2.9%~3.1%	1.9%~2.8%	0.5%~1.0%
Expected volatility(2)	42.5%~45.8%	45.0%~48.0%	50.9%~55.9%
Expected dividend yield(3)	0.0%	0.0%	0.0%
Expected term (in year)(4)	5~7	4~7	10~16
Fair value of underlying ordinary share	US$0.0178~US$0.0242	US$0.0604~US$0.4845	US$0.6883~US$1.6445

Notes:

(1)	We estimate risk-free interest rate of periods within the contractual life of the share option is based on the daily treasury long term rate of U.S. Department of the Treasury as valuation dates.
(2)	We estimate expected volatility based on the average of historical volatilities of the comparable companies in the same industry as valuation dates.
(3)	We have no history or expectation of paying dividend on our ordinary shares. The expected dividend yield was estimated based on our expected dividend policy over the expected term of the option.
(4)	The expected term is the contract life of the option.

Fair value of ordinary shares

The following table sets forth the fair value of our ordinary shares estimated at the grant dates of share options with the assistance from an independent valuation firm.

Date of Valuation	Fair Value Per Share (US$)	DLOM	Discount Rate
July 22, 2018	0.0178	20%	25%
October 30, 2018	0.0242	20%	24%
January 15, 2019	0.0604	20%	23%
February 18, 2019	0.0604	20%	23%
March 1, 2019	0.0604	20%	23%
June 2, 2019	0.2462	20%	20%
December 31, 2019	0.4845	20%	18%
March 23, 2020	0.6883	10%	16%
March 25, 2020	0.6883	10%	16%
July 3, 2020	0.8026	10%	16%
August 14, 2020	1.3072	6%	15%
August 17, 2020	1.3072	6%	15%
September 11, 2020	1.3072	6%	15%
October 17, 2020	1.6445	4.5%	14.5%

In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation in connection with employee stock options, we, with the assistance of an independent valuation firm, evaluated the use of income approach to estimate the enterprise value of our company and income approach (discounted cash flow, or DCF method) was relied on for value determination. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

•

Weighted average cost of capital, or WACC: The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•

Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty’s Average-Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The income approach involves applying appropriate WACCs to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from 2018 to 2020. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate WACCs, which ranged from 25% to 15%.

The option-pricing method was used to allocate equity value to preferred and ordinary shares. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management.

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax basis of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in consolidated statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also applies to the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our balance sheet and under other expenses in our consolidated statement of operations.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2018, 2019 and 2020 were increases of 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(96,207)	(6,179)	(983,368)	(150,707)
Net cash used in investing activities	(7,877)	(148,172)	(508,832)	(77,982)
Net cash provided by financing activities	123,678	795,231	6,680,869	1,023,888
Effect of exchange rate changes on cash and cash equivalents and restricted cash	790	10,637	(131,856)	(20,208)
Net increase in cash and cash equivalents and restricted cash	20,384	651,517	5,056,813	774,991
Cash and cash equivalents and restricted cash at the beginning of the year	4,678	25,062	676,579	103,690
Cash and cash equivalents and restricted cash at the end of the year	25,062	676,579	5,733,392	878,681

To date, we have financed our operating and investing activities primarily through cash generated by historical equity and debt financing activities. As of December 31, 2018, 2019 and 2020, respectively, our cash, cash equivalents and restricted cash were RMB25.1 million, RMB676.6 million and RMB5.73 billion (US$878.7 million). Our cash and cash equivalents primarily consist of currency on hand, deposits held by financial institutions that can be added to or withdrawn without limitation, short-term and highly liquid investments placed with banks, and all highly liquid investments with original maturities of three months or less.

We believe that our current cash and cash equivalents will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months from the date of this annual report. We decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2020, 4.9% of our cash, cash equivalents and restricted cash were held in China, and 4.7% were denominated in Renminbi. Although we consolidate the results of our VIE and its subsidiaries, we only have access to the assets or earnings of our VIE and its subsidiaries through our contractual arrangements with our VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Substantially all of our net revenues have been, and we expect will likely to continue to be, denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash used in operating activities in 2020 was RMB983.4 million (US$150.7 million), as compared to net loss of RMB2.69 billion (US$412.0 million) in the same period. The difference was primarily due to certain non-cash items, primarily consisting of (i) share-based compensation of RMB1.90 billion (US$291.3 million) and (ii) amortization of right-of-use assets of RMB185.8 million (US$28.5 million). This was partially offset by changes in certain working capital accounts that decreased operating cash flows, primarily consisting of (i) a decrease of RMB197.0 million (US$30.2 million) in lease liabilities, (ii) an increase of RMB190.6 million (US$29.2 million) in prepayments and other current assets, (iii) an increase of RMB154.0 million (US$23.6 million) in accounts receivable and (iv) an increase of RMB134.3 million (US$20.6 million) in inventories, which was partially offset by an increase in accrued expenses and other liabilities of RMB174.7 million (US$26.8 million).

Net cash used in operating activities in 2019 was RMB6.2 million, as compared to net income of RMB75.4 million in the same period. The difference was primarily due to changes in certain working capital accounts that decreased operating cash flows, primarily consisting of (i) an increase of RMB411.1 million in inventories, (ii) an increase of RMB200.6 million in accounts receivable, and (iii) an increase of RMB89.5 million in prepayments and other current assets, which was partially offset by (i) an increase in accounts payable of RMB310.3 million, (ii) an increase in accrued expenses and other liabilities of RMB97.0 million, (iii) an increase in income tax payable of RMB72.9 million and (iv) a decrease in amounts due from related parties of RMB66.7 million. This was partially offset by certain non-cash items, primarily consisting of (i) share-based compensation of RMB75.0 million and (ii) right-of-use assets amortization of RMB53.8 million. The increases in inventories, accounts receivables, and accounts payable are mainly due to the growth in sales volume of our beauty products as we scale the business to better meet demand.

Net cash used in operating activities in 2018 was RMB96.2 million, as compared to net loss of RMB40.1 million in the same period. The difference was primarily due to changes in certain working capital accounts that decreased operating cash flows, primarily consisting of (i) an increase of RMB77.8 million in inventories and (ii) an increase of RMB59.9 million in accounts receivable and (iii) an increase of RMB65.4 million in amounts due from related parties, which was partially offset by (i) an increase of RMB81.2 million in account payable, (ii) an increase of RMB56.0 million in accrued expenses and other liabilities. This was partially offset by certain non-cash items, primarily consisting of share-based compensation of RMB14.0 million. The increases in inventories, accounts receivables, and accounts payable are mainly due to the growth in sales volume of our beauty products.

Investing activities

Net cash used in investing activities in 2020 was RMB508.8 million (US$78.0 million), primarily due to (i) purchase of property and equipment of RMB225.6million (US$34.6 million), which was mainly due to capital expenditure incurred for the development of our experience stores, office spaces and self-operated warehouse of RMB187.7 million (US$28.8 million), and (ii) purchase of intangible assets of RMB159.0 million (US$24.4 million).

Net cash used in investing activities in 2019 was RMB148.2 million, primarily due to (i) purchase of property and equipment, as well as intangible assets of RMB108.8 million, which was mainly due to capital expenditure incurred for the development of our experience stores, office spaces and self-operated warehouse of RMB81.8 million, and (ii) our acquisition of Little Ondine of RMB29.4 million.

Net cash used in investing activities in 2018 was RMB7.9 million, primarily due to purchase of property and equipment of RMB3.8 million.

Financing activities

Net cash provided by financing activities in 2020 was RMB6.68 billion (US$1.02 billion), primarily attributable to proceeds from equity financing activities of RMB8.25 billion (US$1.26 billion), partially offset by (i) repurchase of preferred shares of RMB1.08 billion (US$165.0 million) and (ii) repurchase of ordinary shares of RMB491.2 million (US$75.3 million).

Net cash provided by financing activities in 2019 was RMB795.2 million, primarily attributable to proceeds from equity financing activities of RMB895.7 million, partially offset by (i) repurchase of preferred shares of RMB70.3 million and (ii) repurchase of ordinary shares of RMB47.3 million.

Net cash provided by financing activities in 2018 was RMB123.7 million, primarily attributable to proceeds from equity financing activities.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of property and equipment, as well as intangible assets. Our capital expenditures were RMB4.9 million in 2018, RMB108.8 million in 2019 and RMB384.6 million (US$58.9 million) in 2020. We expect to continue spending on capital expenditures, which will primarily be used to fund the expansion of our experience store network and our investment into the joint venture with Cosmax to build a manufacturing hub in Guangzhou as well as other potential facility expansion and equipment needs. We intend to fund our future capital expenditures with our existing cash balance and proceeds. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Yatsen Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our VIE and its subsidiaries in China. As a result, Yatsen Holding Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information On the Company—B. Business Overview—Data and Technology ”, “—Data Security and Privacy” and “—Trademark and Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment due by December 31,
	Total	1 Year	1-3 Years	3-5 Years	Over 5 Years
	(in RMB thousands)
Capital commitment	150,264	72,765	77,499	-	-
Products and services purchase commitment	492,618	492,618	-	-	-
Operating lease obligations(1)	596,719	240,572	320,857	35,290	-
Total	1,239,601	805,955	398,356	35,290	-

Note:

(1)	Operating lease obligations consist of the obligations under the lease agreements covering our warehouses, stores and office spaces.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

G.	Safe Harbor

See “Forward-Looking Information” on page 3 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jinfeng Huang	37	Chairman of the Board of Directors and Chief Executive Officer
Yuwen Chen	36	Director and Chief Operating Officer
Jianhua Lyu	34	Director and Chief Sales Officer
Donghao Yang	49	Director and Chief Financial Officer
Sidney Xuande Huang	55	Independent Director
Bonnie Yi Zhang	47	Independent Director
Jiming Ha	58	Independent Director

Jinfeng Huang is our founder and has served as our director and chief executive officer since our inception. Mr. Huang served as a vice president at Hunan Yujiahui Cosmetics Co., Ltd. from 2011 to 2016. Prior to that, Mr. Huang served as a market research manager at Guangzhou P&G Co., Ltd. from 2007 to 2010. Mr. Huang received his bachelor’s degree in international commerce and trading from Sun Yat-sen University in 2007 and his MBA degree from Harvard Business School in 2017.

Yuwen Chen is our co-founder and has served as our director since September 2018 and chief operating officer since our inception. From 2013 to 2016, Mr. Chen served as a general manager of the department of E-commerce at Dongguan Yishion Group Ltd. Prior to that, Mr. Chen served as an investment manager in Guangdong Securities Co., Ltd. from 2007 to 2013. Mr. Chen received his MBA from Sun Yat-sen University in 2014.

Jianhua Lyu is our co-founder and has served as our director since September 2018 and chief sales officer since our inception. From 2012 to 2016, Mr. Lyu served as a director of E-commerce operation at Dongguan Yishion Group Co., Ltd. Prior to that, Mr. Lyu served as a logistic manager at Guangzhou Haida Group Co., Ltd. from 2009 to 2012. Mr. Lyu received his bachelor’s degree in logistics management from Sun Yat-sen University in 2009.

Donghao Yang has served as our director since July 2020 and our chief financial officer since November 2020. Mr. Yang served as the chief financial officer at Vipshop Holdings Ltd. (NYSE: VIPS) from August 2011 to November 2020. Prior to joining Vipshop, Mr. Yang held senior executive and managerial positions in several public and private companies, including serving as the chief financial officer of Synutra International Inc. (Nasdaq: SYUT) from May 2010 to August 2011, as the chief financial officer of Greater China of Tyson Foods, Inc. (NYSE: TSN) from March 2007 to April 2010, and as a finance director of Asia Pacific of Valmont Industries, Inc. (NYSE: VMI) from October 2003 to March 2007. Mr. Yang has been a member of the board of directors of XPeng, Inc. (NYSE: XPEV) since August 2020, and has joined the board of directors of Vipshop since November 2020. Mr. Yang received his bachelor’s degree in international economics from Nankai University in 1993 and his MBA from Harvard Business School in 2003.

Sidney Xuande Huang has served as our independent director since November 2020. Mr. Huang is currently a senior advisor to JD.Com, Inc. (NASDAQ: JD; HKG: 9618) and was its chief financial officer from September 2013 until his retirement in September 2020, including the last three months as an executive coach to his successor. Mr. Huang has been a member of the board of directors of Kuaishou Technology (HKG: 1024) since February 2021 and was a member of the board of directors of Bitauto Holdings Limited (NYSE: BITA) from November 2010 to August 2020. Prior to JD.com, Mr. Huang was the chief financial officer of VanceInfo Technologies Inc. (NYSE: VIT) and its successor company, Pactera Technology International Ltd., from July 2006 to September 2013. He also served as the co-president of VanceInfo Technologies Inc. from 2011 to 2012 and its chief operating officer from 2008 to 2010. Prior to VanceInfo Technologies Inc., he was the chief financial officer of two other China-based companies in technology and internet sectors between 2004 and 2006. Mr. Huang was an investment banker at Citigroup Global Markets Inc. in New York from 2002 to 2004. He held various positions including audit manager at KPMG LLP from 1996 to 2000 and was a Certified Public Accountant in the State of New York. Mr. Huang obtained his master’s degree in business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin

Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

Bonnie Yi Zhang has served as our independent director since November 2020. Ms. Zhang is the chief financial officer of Sina Corporation. Ms. Zhang has served as independent director of Dada Nexus Limited, a Nasdaq-listed local on-demand retail and delivery platform in China, since June 2020. From March 2014 to March 2015, Ms. Zhang served as the chief financial officer of Weibo Corporation, a Nasdaq-listed social media platform in China and one of Sina Corporation’s subsidiaries. Before joining Weibo, Ms. Zhang was the chief financial officer of AdChina Ltd., an integrated internet advertising platform in China, from May 2011 to February 2014. Prior to that, Ms. Zhang was an audit partner of Deloitte Touche Tohmatsu based in Shanghai, with a focus on serving Chinese companies making initial public offerings in the United States and Chinese companies listed in the United States, from October 2007 to April 2011. Ms. Zhang served as a senior manager in the National Office SEC Services group of Deloitte & Touche, LLP from May 2005 to August 2007, where she was responsible for pre-issuance reviews of securities offering documents and periodic reports to be filed with the SEC with a focus on foreign private issuers. Ms. Zhang had also served as an independent board member of Dada Nexus Limited, a NASDAQ listed company since June 2020. Ms. Zhang received a bachelor’s degree in business administration from McDaniel College. Ms. Zhang is a certified public accountant in the State of Maryland and is a member of the American Institution of Certified Public Accountants.

Jiming Ha has served as our independent director since March 2021. Currently, Dr. Ha is also a visiting scholar at the University of Virginia, which position he has taken since May 2019. From April 2018 to January 2021, Dr. Ha served as an independent director of Lufax Holding Ltd (NYSE: LU). From January 2018 to December 2019, he was an independent director of Luokung Technology Corp. (Nasdaq: LKCO). Prior to his directorship with Luokung Technology Corp. Dr. Ha was a senior fellow at China Finance 40 Forum from May 2017 to January 2018 and served as a managing director at Goldman Sachs (Asia) L.L.C. in investment banking services from October 2010 to April 2017. He was the chief economist at China International Capital Corporation from 2004 to 2010. Before that, Dr. Ha was a senior economist at the International Monetary Fund (IMF) from 1993 to 2004, and worked at the Hong Kong Monetary Authority within the IMF from 2001 to 2003. He also served as the IMF resident representative to Indonesia from 1999 to 2001. Dr. Ha received his Ph.D degree in economics from the University of Kansas, and his master’s degree and bachelor’s degree in science from Fudan University.

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we paid an aggregate of RMB0.6 million (US$0.1 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

Our shareholders and board of directors adopted the Share Option Plan in September 2018, which was amended and restated respectively in July 2019, March 2020, and September 2020, to attract and retain the best available personnel, provide additional incentives to employees and directors, and promote the success of our business. As of the date of this annual report, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the Share Option Plan is 249,234,508.

The following paragraphs describe the principal terms of the Share Option Plan.

Type of Awards. The Share Option Plan permits the awards of options.

Plan Administration. The chief executive officer and director of the Company, Mr. Jinfeng Huang, was appointed as the administrator of the Share Option Plan. The administrator determines, among others, the employees eligible to receive awards, the number of options to be granted to each eligible employee, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the Share Option Plan are evidenced by a letter of offer delivered by us and a letter of acceptance delivered by the award recipient, which sets forth the terms, conditions and limitations for each award, which may include the term of the award, restrictions on transfer of the award, and the provisions applicable in the event that the grantee’s employment or service terminates.

Eligibility. We may grant awards to our directors, executive officers and employees.

Vesting Schedule. In general, the administrator for the Share Option Plan is authorized under the plan to determine the vesting schedule, which is specified in the relevant letter of offer.

Exercise of Awards. The Share Option Plan administrator determines the exercise or purchase price, as applicable, for each award, which is stated in the relevant letter of offer. Options that are vested and exercisable shall only be exercised after the initial public offering of our company and will terminate if they are not exercised prior to the time set by the plan administrator at the time of grant. However, the maximum exercisable term is ten years from the date on which any given option is fully vested.

Transfer Restrictions. Awards may not be assigned in any manner by the participant other than in accordance with the exceptions provided in the Share Option Plan.

Termination and Amendment of the Plan. Unless terminated earlier, the Share Option Plan has a term of ten years from September 11, 2020. Our board of directors has the authority to terminate, amend, suspend or modify the Plan, subject to shareholder approval to the extent necessary to comply with applicable law. However, without the prior written consent or sanction of such number of award recipients as shall together hold options in respect of not less than one half in nominal value of all Class A ordinary shares then subject to the then outstanding options, no alteration may adversely affect the terms of issue of any outstanding award previously granted or agreed to be granted pursuant to the Share Option Plan.

As of February 28, 2021, we granted options to purchase 266,531,399 ordinary shares to our employees, officers and directors. As of February 28, 2021, a total of 149,363,572 restricted Class A ordinary shares and 21,356,415 restricted Class B ordinary shares resulting from early exercise or modification of options granted to our employees, officers and directors have been issued to and are held by three trusts for the grantees’ benefit. These shares will continue to be subject to satisfaction of the service conditions set forth in the applicable equity award agreements.

The following table summarizes, as of February 28, 2021, the number of restricted ordinary shares related to the options granted to our officers and directors.

Name	Number of Shares Underlying Options
Jianhua Lyu	*
Donghao Yang	78,435,194

Note:

*	Less than 1% of our total Class A ordinary shares on an as-converted basis outstanding as of February 28, 2021.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon a 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

C.	Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Sidney Xuande Huang, Bonnie Yi Zhang and Jiming Ha. Sidney Xuande Huang is the chairman of our audit committee. We have determined that Sidney Xuande Huang, Bonnie Yi Zhang and Jiming Ha satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that each of Sidney Xuande Huang and Bonnie Yi Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s response;
•	discussing the annual audited financial statements with management and the independent auditors;
•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
•	reviewing and approving all proposed related party transactions;
•	meeting separately and periodically with management and the independent auditors; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Bonnie Yi Zhang, Sidney Xuande Huang and Jiming Ha. Bonnie Yi Zhang is the chairman of our compensation committee. We have determined that Bonnie Yi Zhang, Sidney Xuande Huang and Jiming Ha satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jiming Ha, Sidney Xuande Huang and Bonnie Yi Zhang. Jiming Ha is the chairman of our nominating and corporate governance committee. Jiming Ha, Bonnie Yi Zhang and Sidney Xuande Huang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
•	declaring dividends and distributions;
•	appointing officers and determining the term of office of the officers;
•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be appointed by the affirmative vote of a simple majority of our board of directors present and voting at a board meeting, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office unless otherwise agreed between us and the directors. A director may be removed from office by the affirmative vote of two thirds (2/3) of the directors then in office (except with regard to the removal of the chairman, who may be removed from office by the affirmative vote of all directors), or by an ordinary resolution of our shareholders (except with regard to the removal of the chairman, who may be removed from office by a special resolution). A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated.

Our officers are elected by and serve at the discretion of our board of directors.

D.	Employees

We had 3,936 full-time employees as of December 31, 2020 and most of our full-time employees are located in China. The following table sets forth the number of our full-time employees as of December 31, 2020:

Function	Number of Employees
Formulation R&D, Product Development and Production Management	213
Marketing	267
Online Operation	265
New Retail Business Development and Management	69
Data and Technology Engineers	239
Online Sales and Customer Service	1,232
Offline Beauty Advisors	1,412
Other	239
Total	3,936

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and creativity. As a result, we have generally been able to attract and retain high-quality and qualified personnel. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We enter into standard employment agreements with our employees. Our employment agreements with our senior management include standard confidentiality and non-compete clauses.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2021 by:

•	each of our directors and executive officers; and
•	each of our principal shareholders who beneficially owns 5% or more of our total outstanding shares.

The calculations in the table below are based on 1,736,321,157 Class A ordinary shares and 960,852,606 Class B ordinary shares (inclusive of the 149,363,572 restricted Class A ordinary shares and 21,356,415 restricted Class B ordinary shares held under the trusts for the benefit of certain employees, directors and officers of our company as disclosed in “Item 6. Directors,

Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan”) outstanding on an as-converted basis as of February 28, 2021.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power**
Directors and Executive Officers*:
Jinfeng Huang(1)	5,736,314	666,572,880	672,309,194	24.9%	63.7%
Yuwen Chen(2)	-	201,982,762	201,982,762	7.5%	19.3%
Jianhua Lyu(3)	-	92,296,964	92,296,964	3.4%	8.8%
Donghao Yang	-	-	-	-	-
Sidney Xuande Huang	-	-	-	-	-
Bonnie Yi Zhang	-	-	-	-	-
Jiming Ha	-	-	-	-	-
All Directors and Executive Officers as a Group	5,736,314	960,852,606	966,588,920	35.8%	91.8%
Principal Shareholders:
Entities affiliated with Jinfeng Huang(1)	5,736,314	666,572,880	672,309,194	24.9%	63.7%
Maybe Cat Holding Limited(2)	-	201,982,762	201,982,762	7.5%	19.3%
Hillhouse Entities(4)	342,284,052	-	342,284,052	12.7%	1.6%
ZhenFund Entities(5)	254,359,144	-	254,359,144	9.4%	1.2%
Banyan Partners Entities(6)	222,785,737	-	222,785,737	8.3%	1.1%

Notes:

*

Except as indicated otherwise below, the business address of our directors and executive officers is 32-35, 38/F, Poly Midtown Plaza, No.23 East Xuanyue Street, Haizhu District, Guangzhou 510330, Guangdong Province, People’s Republic of China

**

For each person or group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is currently entitled to twenty votes per share, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. In October 2020, Mr. Jinfeng Huang, Mr. Yuwen Chen and Mr. Jianhua Lyu entered into a voting agreement, wherein they agreed to exercise their voting rights in concert in meetings of the board of directors and general meetings of shareholders until such time as agreed by the parties in writing or decided by Mr. Jinfeng Huang, unless doing so would, among others, result in violation of law or, as to matters transacted at meetings of the board of directors, their respective fiduciary duty.

(1)

Represents (i) 666,572,880 Class B ordinary shares held by Slumdunk Holding Limited, a British Virgin Islands business company, and (ii) 5,736,314 Class A ordinary shares held by Yellow Bee Limited, a British Virgin Islands business company. Slumdunk Holding Limited owns the entire voting shares of Yellow Bee Limited and Mr. Jinfeng Huang is the sole director of Yellow Bee Limited. The business address of Yellow Bee Limited is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The business address of Slumdunk Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)

Represents 201,982,762 Class B ordinary shares held by Maybe Cat Holding Limited, a British Virgin Islands business company. The business address of Maybe Cat Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)

Represents 92,296,964 Class B ordinary shares held by Icecrystou Holding Limited, a British Virgin Islands business company. Icecrystou Holding Limited is owned by Mr. Jianhua Lyu. The business address of Icecrystou Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(4)

Represents (i) 8,017,316 Class A ordinary shares in the form of ADSs held by certain funds and/or accounts managed by Hillhouse Capital Advisors, Ltd., a Cayman Islands company, and (ii) 334,266,736 Class A ordinary shares held by certain funds and/or accounts managed by Hillhouse Capital Management, Ltd., a Cayman Islands company, based on the information contained in the Schedule 13G/A filed by Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. with the SEC on February 16, 2021. Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. are under common control and share certain policies, personnel and resources. The business address of each of Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

(5)

Represents 222,231,601 Class A ordinary shares held by Zhen Partners Fund IV, L.P., a Cayman Islands company, 31,889,543 Class A ordinary shares held by Zhen Fund COV LLC, a Cayman Islands company, and 238,000 Class A ordinary shares in the form of ADSs, held by Zhen Advisors Ltd., a Cayman Islands company, based on the information contained in the Schedule 13G filed by the relevant reporting persons with the SEC on February 3, 2021. The manager of Zhen Fund COV LLC is Zhen Advisors Ltd., which is wholly owned by Zhen International Ltd. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. is wholly owned by Rosy Glow Holdings Limited. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiaoping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares. The business address of ZhenFund Entities is P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands.

(6)

Represents 190,032,206 Class A ordinary shares held by Banyan Partners Fund III, L.P. and 32,753,531 Class A ordinary shares held by Banyan Partners Fund III-A, L.P, based on the information contained in the Schedule 13G filed by the relevant reporting persons with the SEC on February 10, 2021. Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. are incorporated in the Cayman Islands and Banyan Partners III Ltd., a Cayman Islands company, is their general partner. The business address of both Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands.

To our knowledge, as of February 28, 2021, 299,860,946 of our Class A ordinary shares were held by record holders in the United States, of which 270,250,000 were held by the depositary of our ADS program and 29,610,946 were held by other record holders. As of February 28, 2021, none of our Class B ordinary shares were held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our VIEs

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Other Related Party Transactions

Transactions with Shanghai Minglei

Our transactions with Shanghai Minglei Trading Co., Ltd., or Shanghai Minglei, our equity investee over which we have significant influence and our supplier, included purchase of raw materials, packing materials and finished goods, amounting to RMB67 thousand and RMB389 thousand for the year ended December 31, 2018 and 2019, respectively.

Transactions with Guangzhou Intelligent

Our transactions with Guangzhou Intelligent Logistics Technology Co., Ltd, or Guangzhou Intelligent, our equity investee over which we have significant influence and our logistics service provider, included purchase of services, amounting to nil and RMB15.2 million (US$2.3 million) in 2019 and 2020, respectively. As of December 31, 2020, we had RMB11.8 million (US$1.8 million) due to Guangzhou Intelligent, which mainly represents storage and transportation service purchase payable.

Transaction with Yatsen Biological Technology

As of December 31, 2020, we had RMB1.3 million (US$0.2 million) due from Yatsen Biological Technology (Guangzhou) Co., Ltd, or Yatsen Biological Technology, an entity established jointly by us and Cosmax for purposes of establishing a manufacturing hub in Guangzhou and over which we have significant influence, which mainly represents advance payment for daily administration and operation.

Transactions with Our Founders

As of December 31, 2020, we had RMB13.1 million (US$2.0 million) of amounts due from a founder, which mainly represents ordinary share repurchase consideration payment. As of the date of this annual report, the balance has been settled.

As of December 31, 2018, we had RMB6.2 million due to our founders resulting from our repurchase of certain shares in our share capital beneficially owned by them, which was settled in 2019.

As of December 31, 2018, we had RMB67.9 million due from a founder, representing the advance we made to such founder for business operation purposes. The founder has fully repaid the loan in two installments in 2019 and 2020, respectively.

Transactions with Our Shareholders

As of December 31, 2018, we had RMB20.0 million due from one of our shareholders, mainly because we repaid capital in China of RMB20.0 million to the shareholder who subscribed the same amount from our company in 2018 for reorganization purposes. As of December 31, 2019, the balance had been settled.

Shareholders Agreement

We entered into our seventh amended and restated shareholders agreement on September 11, 2020 with our shareholders, which consist of holders of ordinary shares and preferred shares. The shareholders agreement provides for certain shareholders’ rights, including information rights, right of participation, right of first refusal and co-sale rights and drag-along rights, and contains provisions governing our board of directors and other corporate governance matters. Certain special rights have automatically terminated upon the completion of our initial public offering.

Registration Rights

We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights. At any time after the earlier of (i) the fourth anniversary of September 11, 2020 or (ii) the closing of our initial public offering, holders of at least 30% of the registrable securities then outstanding may request in writing that we effect a registration of all registrable securities that the holders request to be registered and included in such registration by written notice. We are not obligated to effect a demand registration, however, if we have, within six months preceding the date of such request, already effected a demand registration or a Form F-3 registration, or a piggyback registration in which the current initiating holders could participate and, in case they participated, none of their registrable securities were excluded. We also have a right to defer filing of a registration statement for the period of not more than 90 days after the receipt of the request of the initiating holders if our board of directors determines in good faith that filing of a registration at such time will be materially detrimental to us and our shareholders. However, we cannot exercise the deferral right more than once during any 12-month period and cannot register any other securities during such period. In addition, we are not obligated to effect more than two demand registrations. Further, if the registrable securities are offered by means of an underwritten offering and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, a maximum of 75% of such registrable securities may be reduced as required by the underwriters and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that in no event may any registrable securities be excluded from such underwriting unless all other securities are first excluded.

Registration on Form F-3. Holders of at least 30% of the registrable securities then outstanding have the right to request that we effect registration statements on Form F-3. We, however, are not obligated to effect such registration if, among other things, (i) Form F-3 is not available for such offering by the holders of registrable securities, (ii) the aggregate price of such offering is less than US$1.0 million, and (iii) we have, within the 12-month period preceding the date of such request for Form F-3 registration, effected two registrations in which none of the current initiating holders’ registrable securities were excluded. We have the right to defer filing of a Form F-3 registration statement for a period of not more than 60 days after the receipt of the request of the initiating holders if our board of directors determines in good faith that filing of such registration at such time will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any other securities during such 60-day period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than relating to any employee benefit plan or a corporate reorganization, we must offer holders of our registrable securities an opportunity to include in the registration all or any part of their registrable securities. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriters may decide to exclude shares from the registration and the underwriting and to allocate the number of securities first to us and second to each of the holders requesting the inclusion of their registrable securities on a pro rata basis based on the total number of registrable securities held by each such holder and third, to holders of other securities of our company, provided that (i) in no event may any registrable securities be excluded from such offering unless all other securities are first excluded, and (ii) in no event may the amount of the holders’ registrable securities included in such registration be reduced below 25% of the aggregate number of registrable securities requested to be included in such offering.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand, piggyback or Form F-3 registration, except each holder that exercised its demand, Form F-3 or piggyback registration rights will bear such holder’s proportionate share (based on the total number of shares sold in such registration other than for our account) of all underwriting discounts and selling commissions or other amounts payable to underwriters or brokers. We are also not required to pay for any expenses of any registration proceeding begun in response to holders’ exercise of their demand registration rights if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, subject to a few exceptions.

Termination of Obligations. We have no obligation to effect any demand, Form F-3 or piggyback registration on the fifth anniversary of the date of completion of our initial public offering.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For the potential impact of legal or administrative proceedings on us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may from time to time become a party to litigation, legal disputes, claims or administrative proceedings that may materially and adversely affect us.”

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our Class A ordinary shares or Class B ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our

PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Dividend Distributions.”

If we pay any dividends on our Class A ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.	Offering and Listing Details.

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADSs, each representing four of our Class A ordinary shares, have been listed on the New York Stock Exchange under the symbol “YSG” since November 19, 2020.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our ninth amended and restated memorandum and articles of association that we have adopted and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or entity other than such person or entity’s affiliate, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary shares to any person or entity who is not an affiliate of the registered holder of such Class B ordinary shares, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our memorandum and articles of association provide that dividends may be declared and paid out of funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy. In respect to all matters subject to a shareholders’ vote, each class A ordinary share is entitled to one vote, and each class B ordinary share is entitled to twenty votes, voting together as one class.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is properly stamped, if required;
•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the New York Stock Exchange, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of at least two-thirds of the holders of the issued shares of that class or series or with the sanction of an ordinary resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;
•	the number of shares of the series;
•	the dividend rights, dividend rates, conversion rights, voting rights; and
•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;
•	is not required to open its register of members for inspection;
•	does not have to hold an annual general meeting;
•	may issue negotiable or bearer shares or shares with no par value;
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	may register as a limited duration company; and
•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any of our shares, ADSs or other securities shall be deemed to have notice of and consented to the provisions of our memorandum and articles of association. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—Forum selection provisions in our memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.”

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” this “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange”

E.	Taxation

The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporate tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Yatsen Holding Limited is not a PRC resident enterprise for PRC tax purposes. Yatsen Holding Limited is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that Yatsen Holding Limited meets all of the conditions above. Yatsen Holding Limited is a company incorporated outside of the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Yatsen Holding Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Yatsen Holding Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Yatsen Holding Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Yatsen Holding Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these circulars.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the “Code.” This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;
•	insurance companies;
•	pension plans;
•	cooperatives;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to use a mark-to-market method of accounting;
•	certain former U.S. citizens or long-term residents;
•	tax-exempt entities (including private foundations);
•	persons liable for alternative minimum tax;
•	persons who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
•	investors that have a functional currency other than the U.S. dollar;
•	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or
•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws, of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the “asset test.” For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we intend to treat our VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our VIE for U.S.

federal income tax purposes, the composition of our income and assets would change and we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC will depend, in part, upon the composition of our income and assets. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Ff our market capitalization subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIE for U.S. federal income tax purpose, our risk of becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or Class A ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

The gross amount of any distributions paid on our ADSs or Class A ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty, or the “Treaty,” (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the New York Stock Exchange will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would potentially be eligible for the reduced rate of taxation described above in this paragraph.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or Class A ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or Class A ordinary shares have been held for more than one year at the time of disposition. The deductibility of a capital loss may be subject to limitations.

Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and if PRC tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income for foreign tax credit purposes. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as PRC source income, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or Class A ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
•

the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest income tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, our VIE or any of the subsidiaries of our VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIE or any of the subsidiaries of our VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder who made a mark-to-market election with respect to our ADSs may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax considerations of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of four Class A ordinary shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

Our ADS holders will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs held):

Service	Fees

•    To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

Our ADS holder will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs held) such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.
•	Expenses for cable, telex and fax transmissions and for delivery of securities.
•

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.
•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2020, we did not receive such reimbursement from the depositary.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-249747) (the “F-1 Registration Statement”) in relation to our initial public offering of 58,750,000 ADSs representing 235,000,000 Class A ordinary shares, at an initial offering price of US$10.50 per ADS. Our initial public offering closed in November 2020. Morgan Stanley & Co. LLC, Goldman Sachs (Asia) L.L.C., and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on November 18, 2020. For the period from the effective date of the F-1 Registration Statement to December 31, 2020, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$44.7 million, which included US$39.0 million in underwriting discounts and commissions for the initial public offering and approximately US$5.7 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$664.7 million from our initial public offering and exercise of over-allotment option. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from November 18, 2020, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2020, US$41.0 million of the net proceeds received from our initial public offering were used for investment in business operations, research and development, and for general corporate purpose. There is no material change in the use of proceeds as described in the F-1 Registration statement. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective because of the material weakness in our internal control over financial reporting described below.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2020. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge and experience to (i) establish and implement key controls over period-end closing and financial reporting, and (ii) handle complex accounting issues and properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

In order to remedy our identified material weakness, subsequent to December 31, 2020, we have implemented, and plan to continue to implement, several measures, including, among others:

•

hiring additional accounting staff with adequate U.S. GAAP and SEC reporting experience to address complex U.S. GAAP technical accounting issues and to prepare and review the financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements, including staff who either have U.S. GAAP financial accounting and reporting experience at U.S. listed public companies or are AICPA-qualified and have experience at big-four international accounting firms;

•

Formulating a formal and regular training program for accounting personnel to equip them with sufficient knowledge and practical experience of preparing financial statements under U.S. GAAP and SEC reporting requirements, including mandatory requirements for accounting staff to attend U.S. GAAP course programs offered by third-party organization or accounting firm on a periodically basis; and

•

Establishing clear roles and responsibilities to develop and implement formal comprehensive financial period-end closing policies and procedures to ensure all transactions are properly recorded and disclosed.

However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have identified one material weakness in our internal control over financial reporting as of December 31, 2020, and if we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the company’s internal control over financial reporting as long as the company remains an emerging growth company.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.

ITEM 16.B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at http://ir.yatsenglobal.com/Corporate-Governance.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2019	2020
	(in thousands of RMB)
Audit fees(1)	600	16,260
Tax fees(2)	-	623
All other fees(3)	-	581

Notes:

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2020.

(2)	“Tax fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(3)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit Fees” and “Tax Fees.”

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers Zhong Tian LLP and its affiliates as described above, other than those for de minimis services which are approved by our audit committee prior to the completion of the audit.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the New York Stock Exchange listing standards.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Yatsen Holding Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document
1.1

Ninth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

2.1

Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

2.3

Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

2.4*	Description of Securities
2.5

The Seventh Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated September 11, 2020 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.1

Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.4

English translation of the executed Second Amended and Restated Proxy Agreement and Powers of Attorney granted to our WFOE by shareholders of our VIE dated October 28, 2020 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.5

English translation of the Second Amended and Restated Equity Pledge Agreement among our WFOE, our VIE and shareholders of our VIE dated October 28, 2020 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

Exhibit Number	Description of Document
4.6

English translation of the Exclusive Business Cooperation Agreement between our WFOE and our VIE dated July 26, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.7

English translation of the Second Amended and Restated Exclusive Call Option Agreement among our WFOE, our VIE and shareholders of our VIE dated October 28, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.8

English translation of executed Spousal Consent Letter granted by the spouse of the individual shareholder of our VIE dated October 28, 2020 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.9

Share Purchase Agreement between the Registrant Zhen Partners Fund IV, L.P., United Aspect Limited and other parties thereto, dated September 5, 2018 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.10

Series B Preferred Share Purchase Agreement between the Registrant, Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P., Zhen Partners Fund IV, L.P., United Aspect Limited and other parties thereto, dated September 5, 2018 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.11

Series B-3 Preferred Share Purchase Agreement between the Registrant, HH SPR-XIII Holdings Limited and other parties thereto, dated September 30, 2018 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.12

Series B-3+ Preferred Share Purchase Agreement between the Registrant, Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P., HH SPR-XIII Holdings Limited and other parties thereto, dated February 25, 2019 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.13

Series C Preferred Share Purchase Agreement between the Registrant, HH PDI Holdings Limited, CMC Pandora Holdings Limited, Zhen Fund COV LLC, VMG Partners IV, L.P., VMG Partners Mentors Circle IV, L.P., Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P., Yellow Bee Limited and other parties thereto, dated July 26, 2019 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.14

Note Purchase Agreement between the Registrant, Internet Fund V Pte. Ltd., and other parties thereto, dated January 22, 2020 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.15

Share Purchase Agreement by and among the Registrant, Internet Fund V Pte. Ltd., and other parties thereto, dated March 13, 2020 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.16

Share Purchase Agreement by and among the Registrant, Green Earth Company Limited, and other parties thereto, dated March 13, 2020 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

Exhibit Number	Description of Document
4.17

Share Purchase Agreement by and among the Registrant, Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P., and other parties thereto, dated March 13, 2020 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.18

Share Purchase Agreement by and among the Registrant, CMC Pandora Holdings Limited, and other parties thereto, dated March 13, 2020 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.19

Share Purchase Agreement by and among the Registrant, Passion Marbles Limited, and other parties thereto, dated March 16, 2020 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.20

Share Purchase Agreement by and among the Registrant, LFC Investment Hong Kong Limited, and other parties thereto, dated March 16, 2020 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.21

Share Purchase Agreement by and among the Registrant, HH PDI Holdings Limited, and other parties thereto, dated March 16, 2020 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.22

Share Purchase Agreement by and among the Registrant, VMG Partners IV, L.P., VMG Partners Mentors Circle IV, L.P., and other parties thereto, dated March 16, 2020 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.23

Warrant to Purchase Series C Preferred Shares of the Registrant between the Registrant and HH PDI Holdings Limited, dated April 27, 2020 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.24

Warrant to Purchase Series C Preferred Shares of the Registrant between the Registrant and CMC Pandora Holdings Limited, dated April 27, 2020 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.25

Warrant to Purchase Series C Preferred Shares of the Registrant between the Registrant and Banyan Partners Fund III, L.P., dated April 27, 2020 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.26

Warrant to Purchase Series C Preferred Shares of the Registrant between the Registrant and Banyan Partners Fund III-A, L.P., dated April 27, 2020 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.27

Warrant to Purchase Series C Preferred Shares of the Registrant between the Registrant and VMG Partners IV, L.P., dated April 27, 2020 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

Exhibit Number	Description of Document
4.28

Warrant to Purchase Series C Preferred Shares of the Registrant between the Registrant and VMG Partners Mentors Circle IV, L.P., dated April 27, 2020 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.29

Share Purchase Agreement by and among the Registrant, Passion Marbles Limited, and other parties thereto, dated April 27, 2020 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.30

Share Purchase Agreement by and among the Registrant, LFC Investment Hong Kong Limited, and other parties thereto, dated April 27, 2020 (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.31

Share Purchase Agreement by and among the Registrant, Yellow Bee Limited, and other parties thereto, dated April 27, 2020 (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.32

Share Purchase Agreement by and among the Registrant, HH PDI Holdings Limited, and other parties thereto, dated April 27, 2020 (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.33

Share Purchase Agreement by and among the Registrant, CMC Pandora Holdings Limited, and other parties thereto, dated April 27, 2020 (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.34

Share Purchase Agreement by and among the Registrant, Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P., and other parties thereto, dated April 27, 2020 (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.35

Share Purchase Agreement by and among the Registrant, VMG Partner IV, L.P., VMG Partners Mentors Circle IV, L.P., and other parties thereto, dated April 27, 2020 (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.36

Share Purchase Agreement by and among the Registrant, Passion Marbles Limited, and other parties thereto, dated July 29, 2020 (incorporated herein by reference to Exhibit 10.36 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.37

Share Purchase Agreement by and among the Registrant, CGI IX Investments, and other parties thereto, dated August 23, 2020 (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.38

Amendment Agreement to the Share Purchase Agreement by and between the Registrant, CGI IX Investments, dated September 11, 2020 (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.39

Share Purchase Agreement by and among the Registrant, Bowenite Gem Investments Ltd, and other parties thereto, dated August 23, 2020 (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

Exhibit Number	Description of Document
4.40

Amendment Agreement to the Share Purchase Agreement by and between the Registrant, Bowenite Gem Investments Ltd, dated September 11, 2020 (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.41

Share Purchase Agreement by and among the Registrant, Loyal Valley Capital Advantage Fund II LP, LVC Beauty LP, Golden Valley Global Limited, and other parties thereto, dated September 11, 2020 (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.42

Share Purchase Agreement by and among the Registrant, CMC Pandora Holdings Limited, and other parties thereto, dated September 11, 2020 (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.43

Share Purchase Agreement by and among the Registrant, Passion Marbles Limited, and other parties thereto, dated September 11, 2020 (incorporated herein by reference to Exhibit 10.43 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.44

Share Purchase Agreement by and among the Registrant, Green Earth Company Limited, and other parties thereto, dated September 11, 2020 (incorporated herein by reference to Exhibit 10.44 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.45

Share Purchase Agreement by and among the Registrant, LFC Investment Hong Kong Limited, and other parties thereto, dated September 11, 2020 (incorporated herein by reference to Exhibit 10.45 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.46

Share Purchase Agreement by and among the Registrant, HH PDI Holdings Limited, HH SUM XXXIVV Holdings Limited, HH SUM XXXVIII Holdings Limited, and other parties thereto, dated September 11, 2020 (incorporated herein by reference to Exhibit 10.46 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.47

Share Purchase Agreement by and among the Registrant, Internet Fund V Pte. Ltd., and other parties thereto, dated September 11, 2020 (incorporated herein by reference to Exhibit 10.47 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.48

Share Purchase Agreement by and among the Registrant, United Strength York Limited, and other parties thereto, dated September 11, 2020 (incorporated herein by reference to Exhibit 10.48 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.49

Warrant to Purchase Series C Preferred Shares of the Registrant between the Registrant and HH PDI Holdings Limited, dated September 11, 2020 (incorporated herein by reference to Exhibit 10.49 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.50

Warrant to Purchase Series C Preferred Shares of the Registrant between the Registrant and Banyan Partners Fund III, L.P., dated September 11, 2020 (incorporated herein by reference to Exhibit 10.50 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

Exhibit Number	Description of Document
4.51

Warrant to Purchase Series C Preferred Shares of the Registrant between the Registrant and Green Earth Company Limited, dated September 11, 2020 (incorporated herein by reference to Exhibit 10.51 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.52

Warrant to Purchase Series C Preferred Shares of the Registrant between the Registrant and Yellow Bee Limited, dated September 11, 2020 (incorporated herein by reference to Exhibit 10.52 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Zhong Lun Law Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F
**	Furnished with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yatsen Holding Limited

By:	/s/ Jinfeng Huang
Name:	Jinfeng Huang
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 21, 2021

YATSEN HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yatsen Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yatsen Holding Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of comprehensive income (loss), of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

April 21, 2021

We have served as the Company’s auditor since 2019.

YATSEN HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

		As of December 31,
	Note	2019	2020	2020
		RMB	RMB	US$
				(Note2(e))
Assets
Current assets
Cash and cash equivalents	4	676,579	5,727,029	877,706
Restricted cash	4	-	6,363	975
Short-term investment	5	10,000	-	-
Accounts receivable	6	265,302	419,317	64,263
Inventories, net	7	504,049	616,808	94,530
Prepayments and other current assets	8	115,231	304,641	46,688
Amounts due from related parties	21	664	14,370	2,202
Total current assets		1,571,825	7,088,528	1,086,364
Non-current assets
Investments	9	-	34,862	5,343
Property and equipment, net	10	109,410	285,297	43,724
Goodwill		20,596	20,596	3,156
Intangible assets, net	11	10,028	189,090	28,979
Deferred tax assets	16	4,233	597	91
Right-of-use assets, net	14	263,346	536,710	82,254
Other non-current assets	12	30,879	152,058	23,304
Total non-current assets		438,492	1,219,210	186,851
Total assets		2,010,317	8,307,738	1,273,215
Liabilities, mezzanine equity and shareholders' equity (deficit)
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB 19,461 and RMB 6,892 as of December 31, 2019 and 2020, respectively)		400,542	466,705	71,526
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of RMB 3,155 and RMB 6,156 as of December 31, 2019 and 2020, respectively)		3,177	6,228	954
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Group of RMB 12,120 and RMB 42,874 as of December 31, 2019 and 2020, respectively)	13	191,065	411,944	63,131
Amounts due to related parties	21	-	11,814	1,811
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Group of RMB 7,290 and RMB 929 as of December 31, 2019 and 2020, respectively)		74,644	18,686	2,864
Lease liabilities due within one year	14	93,915	215,300	32,996
Total current liabilities		763,343	1,130,677	173,282
Non-current liabilities
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB 1,742 and nil as of December 31, 2019 and 2020)	16	1,742	1,557	239
Lease liabilities	14	171,045	311,910	47,802
Total non-current liabilities		172,787	313,467	48,041
Total liabilities		936,130	1,444,144	221,323
Commitments and contingencies	23

YATSEN HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

		As of December 31,
	Note	2019	2020	2020
		RMB	RMB	US$
				(Note2(e))
Mezzanine equity	18
Series Seed convertible redeemable preferred shares, Series A-1 preferred shares and Series A-2 preferred shares (collectively, the “Junior preferred shares”) (US$ 0.00001par value; 390,032,725 shares authorized, issued and outstanding, with redemption value of RMB 40,492 as of December 31, 2019; nil shares authorized, issued and outstanding as of December 31, 2020)		46,714	-	-
Series B-1 and B-2 preferred shares (US$ 0.00001par value; 185,793,059 shares authorized, issued and outstanding, with redemption value of RMB 95,907 as of December 31, 2019; nil shares authorized, issued and outstanding as of December 31, 2020)		93,944	-	-
Series B-3 preferred shares (US$ 0.00001par value; 85,351,118 shares authorized, issued and outstanding, with redemption value of RMB 54,708 as of December 31, 2019; nil shares authorized, issued and outstanding as of December 31, 2020)		54,279	-	-
Series B-3+ preferred shares (US$ 0.00001par value; 87,075,383 shares authorized, issued and outstanding, with redemption value of RMB 114,571 as of December 31, 2019; nil shares authorized, issued and outstanding as of December 31, 2020)		110,500	-	-
Series C preferred shares (US$ 0.00001par value; 206,907,594 shares authorized, issued and outstanding, with redemption value of RMB 835,972 as of December 31, 2019; nil shares authorized, issued and outstanding as of December 31, 2020)		824,550	-	-
Total mezzanine equity		1,129,987	-	-
Shareholders’ equity (deficit)

Ordinary shares (US$0.00001 par value; 4,044,840,121 ordinary shares authorized, comprising of 3,130,264,924 Class A ordinary shares, 914,575,197 Class B ordinary shares; nil Class A ordinary shares issued and outstanding; 914,575,197 Class B ordinary shares issued and 567,335,222 Class B ordinary shares outstanding as of  December 31, 2019; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated; 1,736,321,157 Class A shares and 960,852,606 Class B ordinary shares issued; 1,586,957,585 Class A ordinary shares and 939,496,191 Class B ordinary shares outstanding as of December 31, 2020)

	17	56	173	27
Treasury shares		(20)	(12)	(2)
Additional paid-in capital		-	11,165,697	1,711,218
Statutory reserve		19,322	20,051	3,073
Retained earnings (Accumulated deficit)		(89,590)	(4,240,134)	(649,829)
Accumulated other comprehensive income (loss)		14,432	(97,265)	(14,907)
Total Yatsen Holding Limited shareholders' equity (deficit)		(55,800)	6,848,510	1,049,580
Non-controlling interests		-	15,084	2,312
Total shareholders' equity (deficit)		(55,800)	6,863,594	1,051,892
Total liabilities, mezzanine equity and shareholders' equity (deficit)		2,010,317	8,307,738	1,273,215

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

		Year ended December 31,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$
					(Note2(e))
Total net revenues	15	635,316	3,031,167	5,233,170	802,018
Total cost of revenues		(232,073)	(1,103,509)	(1,869,145)	(286,459)
Gross profit		403,243	1,927,658	3,364,025	515,559
Operating expenses:
Fulfilment expenses		(81,270)	(300,122)	(425,052)	(65,142)
Selling and marketing expenses		(309,331)	(1,251,270)	(3,412,159)	(522,936)
General and administrative expenses		(43,315)	(209,326)	(2,142,973)	(328,425)
Research and development expenses		(2,641)	(23,179)	(66,512)	(10,193)
Total operating expenses		(436,557)	(1,783,897)	(6,046,696)	(926,696)
Income (loss) from operations		(33,314)	143,761	(2,682,671)	(411,137)
Financial (expenses) income		(214)	5,320	14,313	2,194
Foreign currency exchange losses		(433)	(62)	(2,774)	(425)
Other non-operating expenses		(139)	(1,684)	(10,313)	(1,581)
Fair value loss on a forward liability		(2,014)	-	-	-
Income (loss) before income tax expenses		(36,114)	147,335	(2,681,445)	(410,949)
Income tax expenses	16	(4,010)	(71,976)	(6,970)	(1,068)
Net income (loss)		(40,124)	75,359	(2,688,415)	(412,017)
Less: Net income (loss) attributable to the non-controlling interests		-	-	(608)	(93)
Net income (loss) attributable to the Yatsen Holding Limited's shareholders		(40,124)	75,359	(2,687,807)	(411,924)
Accretion to preferred shares		(3,465)	(59,200)	(242,209)	(37,120)
Deemed dividends due to modification of preferred shares		(3,521)	(61,239)	(1,054,220)	(161,566)
Net income (loss) attributable to ordinary shareholders of Yatsen Holding Limited		(47,110)	(45,080)	(3,984,236)	(610,610)
Net income (loss) per ordinary share
Net income (loss) per ordinary share-basic	20	(0.17)	(0.10)	(4.78)	(0.73)
Net income (loss) per ordinary share-diluted	20	(0.17)	(0.10)	(4.78)	(0.73)
Weighted average number of ordinary shares used in computing net income (loss) per ordinary share
Ordinary shares—basic	20	271,261,594	450,499,736	833,714,126	833,714,126
Ordinary shares—diluted	20	271,261,594	450,499,736	833,714,126	833,714,126

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share, per share data or otherwise noted)

		Year ended December 31,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$
					(Note2(e))
Net income (loss)		(40,124)	75,359	(2,688,415)	(412,017)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil tax		240	13,822	(111,697)	(17,118)
Total comprehensive income (loss)		(39,884)	89,181	(2,800,112)	(429,135)
Less: Comprehensive income (loss) attributable to the non-controlling interests		-	-	(608)	(93)
Comprehensive income (loss) attributable to the Yatsen Holding Limited’s shareholders		(39,884)	89,181	(2,799,504)	(429,042)

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary Shares		Treasury Shares		Additional Paid-in	Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit)	Income (Loss)	Equity (Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	788,430,000	48	(591,322,500)	(35)	-	-	(19,858)	370	(19,475)
Vesting of founders' restricted shares	-	-	197,107,500	12	9,781	-	-	-	9,793
Repurchases of ordinary shares	(14,503,820)	(1)	-	-	(6,160)	-	-	-	(6,161)
Deemed share-based compensation related to repurchases of ordinary shares	-	-	-	-	4,238	-	-	-	4,238
Accretion on preferred shares to redemption value	-	-	-	-	(3,465)	-	-	-	(3,465)
Deemed dividend due to modification of preferred shares	-	-	-	-	(3,521)	-	-	-	(3,521)
Net income (loss)	-	-	-	-	-	-	(40,124)	-	(40,124)
Foreign currency translation adjustment	-	-	-	-	-	-	-	240	240
Balance as of December 31, 2018	773,926,180	47	(394,215,000)	(23)	873	-	(59,982)	610	(58,475)
Issuances of restricted shares to founders	157,846,049	10	(157,846,049)	(10)	-	-	-	-	-
Vesting of founders' restricted shares	-	-	204,821,074	13	50,824	-	-	-	50,837
Repurchases of ordinary shares	(17,197,032)	(1)	-	-	(41,061)	-	-	-	(41,062)
Deemed share-based compensation related to repurchases of ordinary shares	-	-	-	-	24,158	-	-	-	24,158
Accretion on preferred shares to redemption value	-	-	-	-	-	-	(59,200)	-	(59,200)
Deemed dividend due to modification of preferred shares	-	-	-	-	(34,794)	-	(26,445)	-	(61,239)
Appropriation to statutory reserves	-	-	-	-	-	19,322	(19,322)	-	-
Net income (loss)	-	-	-	-	-	-	75,359	-	75,359
Foreign currency translation adjustment	-	-	-	-	-	-	-	13,822	13,822
Balance as of December 31, 2019	914,575,197	56	(347,239,975)	(20)	-	19,322	(89,590)	14,432	(55,800)

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary Shares		Treasury Shares		Additional Paid-in	Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Non- controlling	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit)	Income (Loss)	interests	Equity (Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	914,575,197	56	(347,239,975)	(20)	-	19,322	(89,590)	14,432	-	(55,800)
Issuances of restricted shares to founders	93,753,239	6	(93,753,239)	(6)	-	-	-	-	-	-
Share-based compensation of founders' restricted shares	-	-	440,993,214	26	1,030,152	-	-	-	-	1,030,178
Repurchases of ordinary shares	(62,388,247)	(4)	-	-	(351,328)	-	(132,290)	-	-	(483,622)
Deemed share-based compensation related to repurchases of ordinary shares	-	-	-	-	146,294	-	-	-	-	146,294
Issuances of shares due to exercise of share options	15,518,385	1	-	-	(1)	-	-	-	-	-
Share-based compensation related to accelerated vesting of share options	-	-	-	-	138,729	-	-	-	-	138,729
Share-based compensation related to vesting of share options	-	-	-	-	279,908	-	-	-	-	279,908
Issuances of shares to Share Incentive Plan Trust	170,719,987	12	(170,719,987)	(12)	-	-	-	-	-	-
Deemed dividend to preferred shareholders due to modification of preferred shares	-	-	-	-	-	-	(1,054,220)	-	-	(1,054,220)
Deemed repurchase of ordinary shares resulting from redesignation of founder’s ordinary shares to preferred shares	(6,443,998)	(1)	-	-	-	-	(33,289)	-	-	(33,290)
Accretion on preferred shares to redemption value	-	-	-	-	-	-	(242,209)	-	-	(242,209)
Net income (loss)	-	-	-	-	-	-	(2,687,807)	-	(608)	(2,688,415)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(111,697)	-	(111,697)
Appropriation to statutory reserves	-	-	-	-	-	729	(729)	-	-	-
Conversion of convertible redeemable preferred shares	1,301,189,200	85	-	-	5,569,233	-	-	-	-	5,569,318
Issuance of ordinary shares upon initial public offering	270,250,000	18	-	-	4,352,710	-	-	-	-	4,352,728
Capital injection from non-controlling interests	-	-	-	-	-	-	-	-	15,692	15,692
Balance as of December 31, 2020	2,697,173,763	173	(170,719,987)	(12)	11,165,697	20,051	(4,240,134)	(97,265)	15,084	6,863,594

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash Flows from Operating Activities
Net income (loss)	(40,124)	75,359	(2,688,415)	(412,017)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation of property and equipment	389	13,010	74,551	11,425
Amortization of intangible assets	113	907	3,476	533
Share-based compensation	14,031	74,995	1,900,588	291,278
Amortization of right-of-use assets	3,615	53,752	185,843	28,482
Fair value loss on a forward liability	2,014	-	-	-
Inventory provision	2,526	1,018	21,496	3,294
Deferred income tax expenses (benefits)	2,292	(3,695)	3,451	529
Loss on disposal of property and equipment	143	747	15,072	2,310
Loss on disposal of intangible assets	-	-	27	4
Share of loss from equity investment	-	-	293	45
Provision for expected credit loss	-	-	2,643	405
Changes in operating assets and liabilities:
Accounts receivable	(59,929)	(200,554)	(154,015)	(23,604)
Prepayments and other current assets	(2,042)	(89,475)	(190,621)	(29,214)
Inventories	(77,791)	(411,111)	(134,255)	(20,575)
Other non-current assets	(12,056)	(18,803)	(25,752)	(3,947)
Amounts due from related parties	(65,411)	66,692	(564)	(86)
Amounts due to related parties	-	-	11,814	1,811
Accounts payable	81,204	310,320	66,163	10,140
Accrued expenses and other liabilities	55,987	96,951	174,698	26,773
Advances from customers	(299)	3,176	3,051	468
Income tax payables	2,490	72,926	(55,958)	(8,576)
Lease liabilities	(3,359)	(52,394)	(196,954)	(30,185)
Net Cash used in Operating Activities	(96,207)	(6,179)	(983,368)	(150,707)
Cash Flows from Investing Activities
Purchases of intangible assets	(1,049)	(2,421)	(159,010)	(24,369)
Purchases of property and equipment	(3,828)	(106,339)	(225,569)	(34,570)
Proceeds from disposal of property and equipment	-	-	471	72
Purchases of short-term investments	-	(70,000)	-	-
Sales of short-term investments	-	60,000	10,000	1,533
Acquisition of businesses, net of cash and cash equivalents acquired	-	(29,412)	(3,196)	(490)
Investments on equity investments	-	-	(35,552)	(5,449)
Pre-paid consideration for an acquisition	-	-	(95,976)	(14,709)
Cash paid for an equity method investment	(3,000)	-	-	-
Net Cash used in Investing Activities	(7,877)	(148,172)	(508,832)	(77,982)
Cash Flows from Financing Activities
Proceeds from short-term borrowings	45,001	14,417	10,000	1,533
Repayments for short-term borrowings	(42,101)	(17,317)	(10,000)	(1,533)
Proceeds from issuance of preferred shares, net of issuance costs	140,778	895,686	3,868,594	592,888
Proceeds from issuance of ordinary shares, net of issuance costs	-	-	4,380,213	671,297
Repaid capital to a shareholder to facilitate the Reorganization	(20,000)	-	-	-
Repayment of a shareholder receivable resulting from Reorganization	-	20,000	-	-
Repurchases of ordinary shares	-	(47,255)	(491,167)	(75,275)
Repurchases of preferred shares	-	(70,300)	(1,076,771)	(165,022)
Net Cash provided by Financing Activities	123,678	795,231	6,680,869	1,023,888
Effect of exchange rate changes on cash and cash equivalents and restricted cash	790	10,637	(131,856)	(20,208)
Net increase in cash and cash equivalents and restricted cash	20,384	651,517	5,056,813	774,991
Cash and cash equivalents and restricted cash at the beginning of the year	4,678	25,062	676,579	103,690
Cash and cash equivalents and restricted cash at the end of the year	25,062	676,579	5,733,392	878,681
Supplemental disclosures of cash flow information
Income taxes paid	-	(2,745)	(59,437)	(9,109)
Cash paid for interest	(287)	(429)	(93)	(14)
Supplemental schedule of non-cash investing and financing activities
Purchases of property and equipment	283	13,017	40,412	6,193
Repurchase of ordinary shares	6,194	-	-	-
Disposal of an equity method investment	-	3,000	-	-
Consideration payable for business combination	-	3,196	-	-
Deemed repurchase of ordinary shares resulting from redesignation of Founder’s ordinary shares to preferred shares	-	-	35,142	5,386
Capital injection from non-controlling interests	-	-	15,692	2,405

The accompanying notes are an integral part of these consolidated financial statements

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data or otherwise noted)

1.	PRINCIPAL ACTIVITIES AND REORGANIZATION
(a)	Principal activities

Yatsen Holding Limited (the “Company”) was incorporated in the Cayman Islands on September 12, 2016. The Company, through its consolidated subsidiaries, variable interest entities (“VIEs”) and VIE’s subsidiaries, collectively referred to as the "Group", is primarily engaged in selling color cosmetics and is a consumer-centric, technology and data-driven beauty platform in the People's Republic of China ("the PRC"). The Company was listed on the New York Stock Exchange on November 19, 2020.

As of December 31, 2020, details of the Company's principal subsidiaries and VIE were as follows:

	Place of	Date of	Percentage of
	incorporation	incorporation	beneficial ownership	Principal activities
Wholly owned subsidiaries:
Guangzhou Yatsen Global Co., Ltd.(“Guangzhou Yatsen”)	PRC	July 29, 2015	100%	Cosmetics Sales
Guangzhou Yatsen Cosmetics Co., Ltd.	PRC	March 24, 2017	100%	Cosmetics Sales
Guangzhou Yiyan Cosmetics Co., Ltd.	PRC	April 15, 2019	100%	Cosmetics Sales
Aoyan (Shanghai) Cosmetics Trading Co., Ltd.(“Aoyan”)	PRC	June 4, 2019	100%	Cosmetics Sales
VIE:
Huizhi Weimei (Guangzhou) Trading Co., Ltd.(“HZ VIE”)	PRC	February 22, 2019	100%	Cosmetics Sales

(b)	Reorganization

The Group commenced its business operations in July 2016 through Guangzhou Yatsen, a PRC company.

Guangzhou Yatsen completed several rounds of financing in 2017 and 2018 (refer to Note 18). To facilitate offshore financing, an offshore corporate structure was formed in September 2018 (the “Reorganization”), which was carried out as follows:

(1)	In September 2016, the Company was incorporated in the Cayman Islands, and established Yatsen (HK) Limited ("Yatsen HK") in Hong Kong as a wholly owned subsidiary of the Company;
(2)	In September 2018, Yatsen HK acquired 100% of the equity interests in Guangzhou Yatsen from its shareholders with nil consideration;
(3)

The Company concurrently issued ordinary shares, Series Seed preferred shares and Series A-1 preferred shares to shareholders of Guangzhou Yatsen or their affiliates, substantially in proportion to their previous respective equity interests in Guangzhou Yatsen prior to the Reorganization.

As the shareholdings in the Company and Guangzhou Yatsen were with a high degree of common ownership immediately before and after the Reorganization, the transaction of the Reorganization was determined to be a recapitalization and accounted for in a manner similar to a common control transaction.

The assets and liabilities have been stated at historical carrying amounts. The number of outstanding shares in the consolidated balance sheets, the consolidated statements of changes in shareholders’ equity (deficit), and per share information including the net loss per share have been presented retrospectively as of the beginning of the earliest period presented to be comparable with the final number of shares issued in the Reorganization. Accordingly, the effect of the ordinary shares and the preferred shares issued by the Company pursuant to the Reorganization have been presented retrospectively as of the beginning of the earliest period presented or the original issue date, whichever is later, as if such shares were issued by the Company when the Group issued such interests.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

1.	PRINCIPAL ACTIVITIES AND REORGANIZATION (Continued)
(c)	VIE Arrangements between the VIEs and the Company's PRC subsidiary

To comply with the relevant PRC laws and regulations, the Group operates its internet-based business, in which foreign investment is restricted or prohibited, through its VIEs. The Group obtained the control of the VIEs by entering into a series of contractual arrangements with the VIEs or their equity holders as follows:

Powers of Attorney

The shareholders of VIEs, have each executed a power of attorney to irrevocably appoint Guangzhou Yatsen or its designated person as their attorney-in-fact to exercise all of their rights as shareholders of VIEs, including, but not limited to, the right to convene and attend shareholder meetings, vote on any resolution that requires a shareholder vote, such as the appointment or removal of directors and executive officers, and other voting rights pursuant to the then-effective articles of association of VIEs. The power of attorney will remain in force for so long as the controlling shareholders remain the shareholders of VIEs.

Exclusive Technology Consulting and Service Agreement

Under the exclusive technology consulting and service agreement between Guangzhou Yatsen and VIEs, Guangzhou Yatsen has the exclusive right to provide to VIEs technology consulting and services related to, among other things, research and development, system operation, advertising, internal training and technical support. Guangzhou Yatsen has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. In exchange, VIEs agree to pay Guangzhou Yatsen an annual service fee, at an amount that is agreed by Guangzhou Yatsen. Unless Guangzhou Yatsen provides valid notice of termination 30 days prior to the term of agreement ending, this agreement will remain effective for 10 years to be automatically renewed for another 10 years thereafter.

Equity Pledge Agreement

Pursuant to the equity pledge agreement among Guangzhou Yatsen, VIEs, and the shareholders of VIEs, the shareholders pledged all of their equity interests in VIEs to guarantee their and VIEs’ performance of their obligations under the contractual arrangements including the exclusive technology consulting and service agreement, the exclusive option agreement and the power of attorney. In the event of a breach by VIEs or their shareholders of contractual obligations under these agreements, Guangzhou Yatsen, as pledgee, will have the right to dispose of the pledged equity interests in VIEs. The shareholders of VIEs also undertake that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreement, Guangzhou Yatsen has the right to receive all of the dividends and profits distributed on the pledged equity interests. As of the date of this annual report, the equity pledge for the Company’s variable interest equity has been registered with local PRC authorities.

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement between Guangzhou Yatsen, VIEs and their shareholders, the shareholders of VIEs irrevocably grant Guangzhou Yatsen an exclusive option to purchase, at its discretion, or have its designated person to purchase, to the extent permitted under PRC law, all or part of the equity interests in VIEs. The purchase price shall be the lowest price permitted by applicable PRC law. In addition, VIEs have granted Guangzhou Yatsen an exclusive option to purchase, at its discretion, or have its designated person to purchase, to the extent permitted under PRC law, all or part of VIEs’ assets at the book value of such assets, or at the lowest price permitted by applicable PRC law, whichever is higher. The shareholders of VIEs undertake that, without the Company’s prior written consent or the prior written consent of Guangzhou Yatsen, they may not increase or decrease the registered capital, dispose of its assets, incur any debt or guarantee liabilities, enter into any material purchase agreements, conduct any merger, acquisition or investments, amend its articles of association or provide any loans to third parties. The exclusive call option agreement will remain effective until all equity interest in VIEs held by their shareholders and all assets of VIEs are transferred or assigned to Guangzhou Yatsen or its designated representatives.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

1.	PRINCIPAL ACTIVITIES AND REORGANIZATION (Continued)
(c)	VIE Arrangements between the VIEs and the Company's PRC subsidiary (Continued)

Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), a VIE is consolidated if the Company bears the risks and enjoys the rewards normally associated with, ownership of the entity. Through these contractual agreements, the Company has the power to direct the activities that most significantly impact the VIEs’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIEs. Therefore, the Company is the ultimate primary beneficiary of the VIEs and the financial results of the VIEs are included in the Group’s consolidated financial statements. The Company’s PRC variable interest entity, HZ VIE, developed e-commerce platforms for the business and holds an ICP license.

The following consolidated financial information of the consolidated VIEs is included in the accompanying consolidated financial statements as of and for the year ended:

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	3,022	31,147
Accounts receivable	9,492	7,331
Inventories, net	14,683	1,050
Prepayments and other current assets	11,772	15,973
Amounts due from non-VIE subsidiaries	49,536	111
Total current assets	88,505	55,612
Property and equipment, net	2,036	16,020
Goodwill	20,596	-
Intangible assets, net	6,997	289
Deferred tax assets	133	-
Other non-current assets	-	457
Total non-current assets	29,762	16,766
Total assets	118,267	72,378
Accounts payable	19,461	6,892
Advances from customers	3,155	6,156
Accrued expenses and other liabilities	12,120	42,874
Income tax payables	7,290	929
Amounts due to non-VIE subsidiaries	60,711	50,591
Total current liabilities	102,737	107,442
Deferred tax liabilities	1,742	-
Total liabilities	104,479	107,442

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

1.	PRINCIPAL ACTIVITIES AND REORGANIZATION (Continued)
(c)	VIE Arrangements between the VIEs and the Company's PRC subsidiary (Continued)

	Year ended December 31,
	2019	2020
	RMB	RMB
Net revenues	251,385	907,735
Net income (loss)	(15,066)	(176,187)

Net cash provided by operating activities	3,022	47,830
Net cash used in investing activities	-	(17,102)
Net cash used in financing activities	-	(2,603)
Net increase in cash and cash equivalents	3,022	28,125

(1)

Aoyan was acquired through a series of contractual arrangements entered on June 4, 2019 that enabled the Group to control Aoyan and to receive all rewards associated with equity ownership. The Group subsequently entered a series of VIE arrangements described in Note 1.(c) to replace the above contracts on May 8, 2020. The Group acquired 100% of the equity interest of Aoyan for no consideration on July 17, 2020 and terminated all VIE arrangements for Aoyan. Therefore, Aoyan was treated as one of the Group’s consolidated VIEs for the period from June 4, 2019 to July 17, 2020. Financial information of Aoyan after July 17, 2020 was excluded from the consolidated financial information of the consolidated VIEs disclosed above.

In accordance with the aforementioned agreements, the Company has the power to direct activities of the VIEs, and can have assets transferred out of VIEs. Therefore, the Company considers that there is no asset in VIEs that can be used only to settle obligations of the VIEs, except for registered capital, as of December 31, 2020. As VIEs were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss. There is no VIEs where the Company has variable interest but is not the primary beneficiary. The Group believes that the contractual arrangements among its shareholders and Guangzhou Yatsen comply with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms. The Company’s ability to control the VIEs also depends on the voting rights proxy and the effect of the share pledge under the Equity Pledge Agreement and Guangzhou Yatsen has to vote on all matters requiring shareholder approval in VIEs. As noted above, the Company believes this voting right proxy is legally enforceable but may not be as effective as direct equity ownership.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. Significant accounting policies followed by the Group in the preparation of the consolidated financial statements are summarized below.

(b)  Basis of consolidation

The Group's consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)  Basis of consolidation (Continued)

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances between the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

(c)  Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include revenue recognition, inventory provision, fair value of preferred shares, determination of share-based compensation expenses, valuation allowance for deferred tax assets, the discount rate for lease. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Beginning in January 2020, the outbreak of 2019 novel coronavirus ("COVID-19") has severely impacted China and the rest of the world. The Group’s business and operations have also been affected as a result. As a result of uncertainty and frequently changing information regarding the COVID-19 pandemic and its impact on global economic conditions, estimates may change frequently and in the near term, especially for inventory provision. Due to market conditions and consumer demand being less favourable than the Group expected as a result of the impacts of COVID-19, the Group recorded an inventory provision of RMB20,948 as of December 31, 2020.

(d)  Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong and Cayman Islands is United States dollar (“US$”), and in France is Euro (“EUR€”), while the functional currency of the Group’s entities in PRC is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use foreign currency as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income (loss) in the consolidated statement of comprehensive income (loss).

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gains (losses), net in the consolidated statement of operations.

(e)  Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the reader and were calculated at the noon buying rate of US$ 1.00 = RMB6.5250 on December 31, 2020 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

(f)  Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term and highly liquid investments placed with banks, and all highly liquid investments with original maturities of three months or less.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)  Restricted cash

Restricted cash as of December 31, 2020 primarily represents bank balance of RMB5,715 which is restricted for settlement of certain liabilities. The Group did not have any restricted cash as of December 31, 2019.

(h)  Short-term investments

For short-term investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of operations.

(i)  Accounts receivable

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The accounts receivable mainly include receivables from platform distributor customers as well as receivables from independent payment channels or payment channel functions operated by platforms, who collect from end customers on behalf of the Group before the Group’s delivery of products (“Payment Channels”). The receivable from platform distributor customers is settled in accordance with credit terms mutually agreed. The receivable from Payment Channels is settled upon pre-agreed days after the Group delivers products to end customers, or when customers confirm their receipts of products, whichever is earlier.

The allowance for doubtful accounts reflects the Group’s best estimate of expected losses. Before January 1, 2020, the Group determines the allowance for doubtful accounts based on an assessment of historical collection activity, the current business environment and forecasts that may affect the customers' ability to pay. From January 1, 2020, the Group determines the expected credit loss provisions based on ASC Topic 326, detailed as Note 2(j).

(j)  Expected credit losses

The Group adopted the accounting standards update of ASC Topic 326 and several associated ASUs related to the measurement of credit losses on January 1, 2020 using a modified retrospective approach, which did not have a material impact on retained earnings (accumulated deficit).

The Group’s accounts receivable and other receivables classified as other current assets and other non-current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances.

The Group’s accounts receivable primarily include (i) receivables from the e-commerce platform distributors who sell products to their end customers on prepayment term and therefore are subject to limited credit loss risk from their customers, and (ii) receivables from Payment Channels who collect from the Group’s end customers on behalf of the Group before the delivery of products. Based on such industry practice and considering no significant bad debt expense incurred historically, the Group expected no significant credit losses will be incurred for accounts receivable.

For the year ended December 31, 2020, the Group recorded RMB2,643 expected credit loss expense in general and administrative expenses for other receivables.

No allowance was made for the accounts receivable and other receivables for the year ended December 31, 2018 and 2019.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)  Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The provision is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory provision may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Group may have higher gross margin when products that have been previously provided for are eventually sold.

(l)	Property and equipment, net

Property and equipment is carried at cost less accumulated depreciation and impairment, if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives.

Category	Estimated useful lives
Machinery	3 years
Electronic equipment	3 years
Office furniture and equipment	3 years
Vehicles	4 years
Leasehold improvements	Shorter of the term of the lease or the estimated useful lives of the assets

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. The Group recognizes the gain or loss on the disposal of property and equipment in the consolidated statements of operations.

Construction in progress represents direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use. The costs of construction in progress are transferred to specific property and equipment accounts and the depreciation of these assets commences when the assets are ready for their intended use.

(m)	Intangible assets, net

Intangible assets purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets.

The estimated useful lives of intangible assets are as follows:

Category	Estimated useful lives
Trademarks	9-15 years
Software	5 years

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(n)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the identifiable assets acquired and the liabilities assumed of an acquired business.

Goodwill assessment for impairment is performed on at least an annual basis as of December 31 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Prior to the adoption of ASU No. 2017-04, the Group performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of each reporting unit.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment by removing Step 2. An entity will, therefore, perform the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform a qualitative assessment to determine if the quantitative impairment test is necessary. The initial impact of applying ASU 2017-04 on consolidated financial statements has no impact to the retained earnings (accumulated deficit) as of January 1, 2020.

No impairment provision was made for the years ended December 31, 2018, 2019 and 2020.

(o)	Investments

1)Equity investments accounted for using the equity method

The Group accounts for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or losses of the investee after the date of investment.

2)Equity investments without readily determinable fair values

The Group elected to record equity investments without readily determinable fair values and not accounted for by the equity method at cost, less impairment, adjusted for subsequent observable price changes, and will report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

The Group monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

(p)	Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(q)	Leases

In February 2016, the FASB issued ASC 842, Leases, to require lessees to recognize all leases, with certain exceptions, on the balance sheet, while recognition on the operations will remain similar to lease accounting under ASC 840. Subsequently, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, ASU No. 2018-11, Targeted Improvements, ASU No. 2018-20, Narrow-Scope Improvements for Lessors, and ASU 2019-01, Codification Improvements, to clarify and amend the guidance in ASU No. 2016-02.

As a lessee

Operating lease

The Group early adopted the ASUs as of January 1, 2018 using the modified retrospective approach. The adoption impact was immaterial. Upon adoption, the Group elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Group to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. In addition, the Group also elected the practical expedient to apply consistently to all of the Group’s leases to use hindsight in determining the lease term (that is, when considering lessee options to extend or terminate the lease and to purchase the underlying asset) and in assessing impairment of the Group’s right-of-use assets.

The Group includes a right-of-use asset and lease liability related to substantially all of the Group’s lease arrangements in the consolidated balance sheets. All of the Group’s leases are operating leases. Operating lease assets are included within right-of-use assets, and the corresponding lease liabilities are included in either current or long-term liabilities.

The Group has elected not to present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Group is reasonably certain to exercise. The Group recognizes lease expenses for such short-term lease generally on a straight-line basis over the lease term. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of the Group’s leases do not provide an implicit rate of return, the Group uses the Group’s incremental borrowing rate based on the information available at adoption date or lease commencement date in determining the present value of lease payments.

(r)	Mezzanine equity

Mezzanine equity represents the preferred shares issued by the Company. The preferred shares are redeemable at the holders’ option any time after a certain date and are contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. Therefore, the Group classifies all of the preferred shares as mezzanine equity (Note 18).

In accordance with ASC 480-10, the mezzanine equity is initially measured based on its fair value at date of issuance. The preferred shares can be converted either voluntarily before a qualified initial public offering (“Qualified IPO”, referring to a public offering of ordinary shares of the Company registered under the Securities Act and with an implied pre-money valuation of US$5,000,000 or more) or automatically upon a Qualified IPO. The Company accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date of the instrument using the interest method.

According to ASC 480-10-S99-2, where fair value at date of issuance is less than the mandatory redemption amount, the carrying amount is to be increased by periodic accretions, using the interest method, so that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date. Each increase in carrying amount is to be recorded as charges against retained earnings or, in the absence of retained earnings, as charges against additional paid-in capital until additional paid-in capital is reduced to zero.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(s)	Revenue recognition

The Group adopted ASC 606 for all periods presented. According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customer in an amount that reflects the consideration the Group expects to receive in exchange for those goods or services, after considering estimated sales return allowances, price concessions, discount and value added tax (“VAT”). Consistent with the criteria of Topic 606, the Group follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenues are primarily derived from (i) sales of the Group’s products to third party platform distributor customers who then sell to end customers and (ii) sales of the Group’s products to end customers directly through the Group’s online stores run on third party e-commerce platforms and through offline stores operated by the Group. Refer to Note 15 to the consolidated financial statements for disaggregation of the Group's revenues for the years ended December 31, 2018, 2019 and 2020.

The Group enters into two types of agreements with third party e-commerce platforms:

1)Distribution Agreements

Under the distribution agreements, the platform distributor customers purchase products from the Group and sell to end customers under the platform distributor customer’s name. According to the agreements, the platform distributor customers take control of the products and are entitled to rights of return and price protection. After taking control of the products, the platform distributor customer is responsible for selling and fulfilling all obligations in its sales contracts with end customers, including delivering the products and providing customer support. Under the distribution agreement, the Group has a sale contract with the platform distributor customer and has no sales contract with the end customers. Based on these indicators, the Group determined the e-commerce platform distributors (as opposed to the end customers) as its customers according to ASC 606-10-55-39.

2)Platform Service Agreements

Under the platform service agreements, the Group sets up online stores on the platforms to sell the Group’s product to end customers. The platforms provide services to support the operations of the online store including processing sales orders and collecting from end customers. The platforms charge the Group service fees based on the Group’s sales through the online stores. The Group enters sale contracts directly with the end customers. The platforms do not take control of the goods and do not include sales contracts with end customers. The Group is responsible for selling and fulfilling all obligations according to its sales contracts with end customers, including delivering products and providing customer support. Accordingly, the Group determined the end customers (as opposed to the platforms) as its customers according to ASC 606-10-55-39. The sales contracts with end customers normally include a customer’s right to return products within 7 days after receipt of goods.

The Group identifies its performance obligation to both e-commerce platform distributor customers and end customers as to transfer the control of the products ordered to the customers. Contracts with customers may include multiple performance obligations if there is a need to separate one order into multiple deliveries. In those scenarios, transaction price will be allocated to different performance obligations based on relative standalone selling prices.

The Group recognizes revenue from sales to e-commerce platform distributors upon delivery of the products to e-commerce platform distributors’ warehouses in an amount equal to the contract sales prices less estimated sales allowances for sales returns, rebates and price protection. The Group recognizes revenues from sales to end customers upon delivery of the product to end customers in an amount equal to the contract sales prices less estimated sales allowances for sales returns and sales incentives. Estimated sales allowances for sales returns, rebates, incentives and price protection are made based on contract terms and historical patterns. The estimated sales allowances for sales returns, rebates, incentives and price protection at December 31, 2018, 2019 and 2020 were RMB1,661,RMB5,591 and RMB6,605, respectively.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(s)	Revenue recognition (Continued)

Accounts receivable balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as at December 31, 2019 and 2020.

Sales to e-commerce platform distributor customers are on credit terms, and receivables are recorded upon recognizing revenues. Sales through online stores on platforms are paid by the end customers to Payment Channels before the Group delivers the products. Payment Channels settle with the Group based upon pre-agreed days after the Group delivers products to end customers, or when the end customers confirm their receipts of products, whichever is earlier.

As of December 31, 2019 and 2020, accounts receivables were RMB265,302 and RMB419,317, respectively. No expected credit loss provision was provided for the periods presented.

A contract liability is recorded when the Group’s obligation to transfer goods to a customer has not yet occurred but for which the Group has received consideration from the customer. The Group presents such amounts as advances from customers on the consolidated balance sheets.

As of December 31, 2019 and 2020, advances from customers were RMB3,177 and RMB6,228, respectively. All contract liability balances at the beginning of the years were recognized as revenue in the following years due to generally short-term duration of contracts.

During the years ended December 31, 2018, 2019 and 2020, the Group did not have any revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

Practical Expedients

The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

Payment terms with platform distributor customers and Payment Channels generally require settlement within one year or less. The Group has determined that its contracts generally do not include a significant financing component.

The Group generally expenses sales commissions when incurred because the amortization period is one year or less. These costs are recorded within selling and marketing expenses.

(t)	Cost of revenues

Cost of revenues consists primarily of material costs, consignment manufacturing cost and related costs that are directly attributable to the production of products.

(u)	Fulfilment expenses

Fulfilment expenses primarily represent expenses incurred for warehousing, shipping and delivering products to customers, mainly including rental and personnel costs for warehouses as well as third party shipping costs.

(v)	Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) advertising and marketing promotion expenses, (ii) platform commission, (iii) personnel costs for sales and marketing staff, (iv) rental, depreciation expenses, personnel and other costs for offline experience stores and (v) share-based compensation expenses. For the years ended December 31, 2018, 2019 and 2020, advertising and marketing promotion expenses totalled to RMB256,097, RMB879,632 and RMB2,215,074, respectively.

(w)	Research and development expenses

Research and development expenses primarily consist of personnel costs for research and development staff, general expenses and depreciation expenses associated with research and development activities.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(x)	General and administrative expenses

General and administrative expenses consist of personnel costs including share-based compensation expenses and other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human relations, costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

(y)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue and pay the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees, and the Group’s obligations are limited to the amounts contributed with no legal obligation beyond the contributions made. Employee social security and welfare benefits, as part of the personnel costs, included as expenses in the accompanying consolidated statement of operations amounted to RMB2,993, RMB21,495 and RMB41,719 for the years ended December 31, 2018, 2019 and 2020, respectively.

(z)	Share-based compensation

The Group grants restricted shares to the founders and share options to its management and other key employees (collectively, “Share-based Awards”). Such compensation is accounted for in accordance with ASC 718, Compensation—Stock Compensation. Share-based Awards with service conditions only are measured at the grant date fair value of the awards and recognized as expenses using the straight-line method, net of estimated forfeitures, if any, over the requisite service period. Share-based Awards that are subject to both service conditions and the occurrence of an initial public offering ("IPO") as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the awards that have satisfied the service condition, amounting to RMB232,431, were recorded upon the completion of the IPO, using the graded-vesting method.

The fair value of the restricted shares was assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment requires complex and subjective judgments regarding the Group’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. The fair value of share options is estimated on the grant date using the Binomial option pricing model. The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive these awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Group for accounting purposes.

(aa)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in consolidated statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(aa)	Income taxes (Continued)

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also applies to the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group's uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its consolidated statement of operations. There were no interest and penalties associated with uncertain tax positions for the years ended December 31, 2018, 2019 and 2020. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

(ab)	Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the periods presented, comprehensive income (loss) is reported in the consolidated statements of comprehensive income, and other comprehensive income (loss) includes foreign currency translation adjustments.

(ac)	Statutory reserves

The Company's subsidiaries and VIEs established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Company's subsidiaries registered as wholly-owned foreign enterprises are required to make appropriations from their annual after-tax profits (as determined under generally accepted accounting principles in the PRC ("PRC GAAP")) to reserve funds including a general reserve fund, an enterprise expansion fund and a staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company's discretion.

In addition, in accordance with the PRC Company Laws, the Group's VIEs registered as Chinese domestic companies must make appropriations from annual after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the Company.

The uses of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of all employees. None of these reserves is allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can the reserves be distributed except under liquidation.

For the years ended December 31, 2018, 2019 and 2020, the profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was nil, RMB19,322 and RMB729, respectively. No appropriation to other reserve funds was made for any of the periods presented.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(ad)	Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, considering the accretion of redemption feature related to the Company’s preferred shares (Note 18), by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under this method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of preferred shares, using the if-converted method, and shares issuable upon the exercise of share options and the vesting of restricted shares using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted income (loss) per share calculation when inclusion of such share would be anti-dilutive.

(ae)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(af)	Recent accounting pronouncements

Impact of newly adopted accounting pronouncement

In June 2016, the FASB issued ASU No. 2016-13 (ASU 2016-13), “Financial Instruments—Credit Losses”, which introduces new guidance for credit losses on instruments within its scope. The Group adopted this ASC Topic 326 and several associated ASUs on January 1, 2020 using a modified retrospective approach as detailed in Note 2(j).

In August 2018, the FASB issued ASU No. 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that Is a Service Contract. The ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The ASU is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. Adoption of the ASU is either retrospective or prospective. The Group adopted the ASU on January 1, 2020, which did not have a material impact on the consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group plans to adopt the ASU prospectively on January 1, 2021. The ASU is currently not expected to have a material impact on the consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force). The amendments in this update clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(af)	Recent accounting pronouncements (Continued)

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The amendments in this update provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

3.	CONCENTRATION AND RISKS
(a)	Foreign exchange risk

The revenues and expenses of the Group's entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies.

(b)	Credit risk

The Group’s credit risk arises from cash and cash equivalents, restricted cash short-term investments, prepayments and other current assets, amount due from related parties and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its prepayments and other current assets and amount due from related parties.

Accounts receivable are typically unsecured and are derived from revenue earned through third party consumers. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

(c)	Concentration of customers and suppliers

There were no customers which individually represented greater than 10% of the total net revenue for the years ended December 31, 2018, 2019 and 2020. There were accounts receivable due from one of the Payment Channels, and due from two platform distributor customers which individually represented greater than 10% and totally contributed to 89% and 76% of the Group’s total accounts receivable as of December 31, 2019 and 2020, respectively.

There were purchases from three suppliers which individually represented greater than 10% and totally contributed to 57% of the total purchases amount for the year ended December 31, 2018.

There were purchases from two suppliers which individually represented greater than 10% and totally contributed to 50% of the total purchases amount for the year ended December 31, 2019 and the corresponding accounts payable due to these two suppliers individually represented greater than 10% and totally contributed to 50% of the Group’s total accounts payable as of December 31, 2019.

There were purchases from three suppliers which individually represented greater than 10% and totally contributed to 55% of the total purchases amount for the year ended December 31, 2020 and the corresponding accounts payable due to these three suppliers individually represented greater than 9% and totally contributed to 52% of the Group's total accounts payable as of December 31, 2020.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

4.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, and all highly liquid investments with original maturities of three months or less. Cash and cash equivalents and restricted cash balances as of December 31, 2019 and 2020 primarily consist of the following currencies:

	As of December 31,
	2019		2020
	Amount	RMB	Amount	RMB
Cash and cash equivalents
RMB	97,713	97,713	265,401	265,401
US$	82,977	578,866	829,774	5,414,276
EUR	-	-	5,885	47,226
SGD	-	-	26	126
Total cash and cash equivalents		676,579		5,727,029
Restricted cash
RMB		-		6,363
Total cash, cash equivalents and restricted cash		676,579		5,733,392

5.	SHORT-TERM INVESTMENT

	As of December 31,
	2019	2020
	RMB	RMB
Wealth management product	10,000	-

Short-term investment represented the investment on certain units of a wealth management product issued by a commercial bank with a variable interest rate indexed to the performance of underlying assets. The commercial bank will publish unit fair value of the product every seven days.

6.	ACCOUNTS RECEIVABLE

	As of December 31,
	2019	2020
	RMB	RMB
Accounts receivable	265,302	419,317

There was no allowance for doubtful accounts/expected credit losses provision recorded as of December 31, 2019 or 2020.

7.	INVENTORIES, NET

Inventories, net consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Raw materials and packing materials	53,755	56,519
Finished goods	451,312	581,237
Inventories	505,067	637,756
Less: inventory provision	(1,018)	(20,948)
Inventories, net	504,049	616,808

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

8.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2019	2020
	RMB	RMB
Prepayments of promotion fees (a)	35,051	133,575
VAT recoverable (b)	27,017	92,483
Commission rebate due from an online platform (c)	20,546	-
Prepayments for products procurement (d)	13,908	6,742
Deposits, prepaid rental and property management fees	8,675	35,021
Others	10,034	36,820
	115,231	304,641

(a)

Prepayments of promotion fees mainly include prepayments made to online platforms for future services to promote the Group’s products through online advertising and prepaid short-term service fees to celebrity agencies and key opinion leaders.

(b)	VAT recoverable represent the balances that the Group can utilize to deduct its value-added tax liabilities in the future.
(c)

Commission rebate due from an online platform was recognised as of December 31,2019 due to the fact that the Group had met the annual sales target set by the platform and was entitled a preferential commission rate.

(d)	Prepayments for products procurement represent cash prepaid to the Group’s third-party suppliers for the procurement of products.
9.	INVESTMENTS

The following sets forth the Group's investments:

	As of December 31,
	2019	2020
	RMB	RMB
Equity method investments (a)	-	23,471
Equity investments without readily determinable fair values	-	11,391
	-	34,862

(a)	The equity method investments were made in two newly formed entities with limited operations in the year ended December 31, 2020.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

10.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Leasehold improvements	87,858	305,955
Electronic equipment	14,275	32,213
Machinery	4,640	15,562
Office furniture and equipment	3,071	3,818
Vehicles	2,495	4,311
Construction in progress	9,854	2,779
Total	122,193	364,638
Less: accumulated depreciation	(12,783)	(79,341)
Property and equipment, net	109,410	285,297

The Group recorded depreciation expense of RMB 389, RMB 13,010 and RMB 74,551 for the years ended December 31, 2018, 2019 and 2020, respectively. No impairment was recorded for the years ended December 31, 2018, 2019 and 2020.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

11.	INTANGIBLE ASSETS, NET

	As of December 31,
	2019	2020
	RMB	RMB
Cost:
Trademark (a)	7,592	177,805
Software	3,435	15,778
Total cost	11,027	193,583
Less: accumulated amortization	(999)	(4,493)
Intangible assets, net	10,028	189,090

(a)

In the year ended December 31, 2020, the Group formed a subsidiary, in which Group held 90% equity interest, with a third party (“Seller”). In October 2020, the subsidiary completed acquisition of the trademark of Galénic, a French skincare brand, from the Seller. The amount of trademark recognized in this transaction was RMB 166,451.

Amortization costs recognized for the years ended December 31, 2018, 2019 and 2020 were RMB 113, RMB 907 and RMB 3,476, respectively.

As of December 31, 2020, estimated amortization expenses for future periods are expected to be as follows:

Year ended December 31, 2020
RMB

2021	14,464
2022	14,040
2023	13,976
2024	13,612
2025 and thereafter	132,998
Total expected amortization expense	189,090

The weighted average amortization periods of intangible assets as of December 31 2019 and 2020 are 8.9 years and 14.1 years, respectively.

12.	OTHER NON-CURRENT ASSETS

	As of December 31,
	2019	2020
	RMB	RMB
Long-term rental deposits	23,991	50,509
Prepaid long-term celebrity endorsement fees	5,687	3,996
Prepaid consideration for an acquisition	-	95,427
Others	1,201	2,126
	30,879	152,058

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

13.	ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2019	2020
	RMB	RMB
Other taxes payable	62,040	83,040
Accrued storage and transportation fees	55,151	59,631
Accrued payroll related expenses	35,045	70,412
Accrued advertising and marketing expenses	15,690	77,948
Accrued leasehold improvement costs	13,300	56,490
Consideration payable for a business combination	3,196	-
Refund obligation of sales return	1,005	3,918
Others	5,638	60,505
	191,065	411,944

14.	LEASES

The Group has operating leases for warehouses, stores, office spaces, and delivery centers that the Group utilizes under lease arrangements.

A summary of supplemental information related to operating leases is as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Operating lease ROU assets	263,346	536,710

Operating lease liabilities-non-current	171,045	311,910
Operating lease liabilities-current	93,915	215,300
Total operating lease liabilities	264,960	527,210
Weighted average remaining lease term	2.80 years	2.57 years
Weighted average discount rate	5.74%	5.41%

A summary of lease cost recognized in the Group’s consolidated statements of operations and supplemental cashflow information related to operating leases is as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Operating lease cost	3,615	53,752	179,515
Short-term lease cost	576	2,291	4,249
Variable cost	-	1,557	6,396
Cash paid for operating leases	3,412	48,281	168,943
Right-of-use assets obtained in exchange for operating lease liabilities	22,705	295,454	448,148

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

14.	LEASES (Continued)

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2020 is as follows:

As of December 31, 2020
RMB
2021	236,009
2022	205,509
2023	103,456
2024	24,380
2025	4,111
Total lease payment	573,465
Less: interest	(46,255)
Present value of operating lease liability	527,210

As of December 31, 2020, the Group had additional operating leases commitment for offline stores that have not yet commenced of RMB 23,254. These operating leases will commerce in the first half of 2021 (Note 23 (b)).

15.	REVENUES

The Group’s revenue by channel for the respective periods are detailed as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Sales of product by channel
—Sales to end customers through platforms	578,486	2,570,107	4,023,144
—Sales to platform distributor customers	56,830	359,629	678,873
—Others	-	101,431	531,153
Total revenues	635,316	3,031,167	5,233,170

16.	INCOME TAX EXPENSES

Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. No Cayman Islands withholding tax is imposed upon payment of dividends by the Company to its shareholders.

Hong Kong

For the subsidiaries incorporated in Hong Kong, they were subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong. Commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. The payments of dividends to shareholders are not subject to withholding tax in Hong Kong.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

16.	INCOME TAX EXPENSES (Continued)

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiaries and VIEs of the Group in the PRC are subject to a uniform income tax rate of 25% for years presented. According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deducting amount of the qualified research and development expenses have been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”).

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion issued in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the immediate holding company in Hong Kong is the beneficial owner of the FIE and owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and withholding taxes should be accrued accordingly. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends from its PRC subsidiaries will be re-invested and the remittance of the dividends from its PRC subsidiaries will be postponed indefinitely.

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2019 and 2020 were approximately RMB162,135 and RMB46,230, respectively. The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in PRC. Therefore, no withholding income tax for undistributed earnings of its subsidiaries were provided as at December 31, 2019 and 2020 respectively.

Composition of income tax expense

The current and deferred components of income taxes appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Income (loss) before income tax expense	(36,114)	147,335	(2,681,445)

Current tax expense	1,718	75,671	3,519
Deferred tax expense (benefit)	2,292	(3,695)	3,451
Total income tax expense	4,010	71,976	6,970

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

16.	INCOME TAX EXPENSES (Continued)

The income tax expense for each of the years ended December 31, 2018, 2019 and 2020 differs from the amount computed by applying the PRC statutory income tax rate of 25% to income before income tax expense due to the following:

	Year ended December 31,
	2018	2019	2020
PRC statutory income tax rate	25%	25%	25%
Permanent differences	-32%	15%	-17%
Tax effect of different tax rate of different jurisdictions	-1%	-1%	0%
Tax effect of Super Deduction and others	0%	-2%	0%
Changes in valuation allowance	-3%	12%	-8%
Effective tax rates	-11%	49%	0%

Deferred tax assets

The significant components of the Group's deferred tax assets were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Net operating loss carry forwards	17,068	222,325
Inventory valuation allowance	368	5,237
Accrued expenses and others	5,474	11,000
Total deferred tax assets	22,910	238,562
Less: valuation allowance	(18,677)	(237,965)
Deferred tax assets, net	4,233	597

Movement of valuation allowance

	Year ended December 31,
	2019	2020
	RMB	RMB
Balance at beginning of the year	1,093	18,677
Additions	17,584	219,288
Balance at end of the year	18,677	237,965

The valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowances as of December 31, 2019 and 2020 were mainly provided for net operating loss carry forward, because such deferred tax assets are not more likely than not to be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

16.	INCOME TAX EXPENSES (Continued)

Deferred tax liabilities

The Group's deferred tax liability was as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Related to acquired intangible assets	1,742	1,557

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31 2019, and 2020, the Group did not have any significant unrecognized uncertain tax positions.

17.	ORDINARY SHARES

On September 2016, the Company was incorporated as a limited liability company with authorized share capital of US$ 50 divided into 5,000,000,000 ordinary shares of par value US$ 0.00001 each.

On September 5, 2018, in connection with the Reorganization, the Company divided its authorized share capital of US$ 50 into 5,000,000,000 shares comprising of:

(i)	4,363,824,941 ordinary shares of a nominal or par value of US$ 0.00001 each;
(ii)	200,000,000 Series Seed preferred shares of a nominal or par value of US$ 0.00001 each;
(iii)	66,667,000 Series A-1 preferred shares of a nominal or par value of US$ 0.00001 each;
(iv)	183,715,000 Series A-2 preferred shares of a nominal or par value of US$ 0.00001 each;
(v)	14,503,820 Series B-1 preferred shares of a nominal or par value of US$ 0.00001 each.
(vi)	171,289,239 Series B-2 preferred shares of a nominal or par value of US$ 0.00001 each.

On September 30, 2018, the Company authorized 85,351,118 Series B-3 preferred shares of a nominal or par value of US$ 0.00001 each and reduced the authorized number of ordinary shares to 4,278,473,823 shares.

On February 25, 2019, the Company authorized 87,075,383 Series B-3+ preferred shares of a nominal or par value of US$ 0.00001 each, and reduced the authorized number of ordinary shares, Series Seed preferred shares, and Series A-2 preferred shares to 4,251,747,715 shares, 191,378,675 shares and 131,987,050 shares, respectively. On that same date the Company issued 87,075,383 Series B-3+ preferred shares to investors.

Upon closing of the issuance of 206,907,594 Series C preferred shares in July 2019, the Company adopted a dual voting structure on its shares and the Company’s ordinary shares were divided into Class A and Class B ordinary shares, and all of the vested ordinary shares held by the founders were designated as Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in all shareholders’ meetings, while holders of Class B ordinary shares are entitled to ten votes per share. The number of the Company’s authorized ordinary shares has been revised and reduced accordingly to 4,044,840,121 shares, including 3,130,264,924 Class A ordinary shares and 914,575,197 Class B ordinary shares. On same date, the Company issued 157,846,049 Class B ordinary shares to several founders (Note 19(a)), repurchased 7,713,574 ordinary shares and concurrently issued 7,713,574 Series C preferred shares to investors.

In 2020, the share capital transactions are summarized as below:

(i)

The Company newly authorized 46,277,409 Class B ordinary shares, 68,832,245 Series Seed preferred shares, 66,432,971 Series C preferred shares, 66,432,971 Series D preferred shares, and 144,331,134 Series E preferred shares of a nominal or par value of US$ 0.00001 each, and reduced authorized Class A ordinary shares by 392,306,730 shares.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

17.	ORDINARY SHARES (Continued)
(ii)	The Company issued 93,753,239 Class B ordinary shares to several founders, which were subject to service conditions (Note 19(a)).
(iii)

The Company repurchased 62,388,247 Class B ordinary shares. Concurrently, the Company issued 62,388,247 Series Seed preferred shares to investors. 6,443,998 ordinary shares owned by one of founders were redesignated into preferred shares (Note 19(b)).

(iv)	The Company issued 15,518,385 Class A ordinary shares as a result of accelerated vesting and exercise of share options (Note 19(d)).
(v)	The Company issued 149,363,572 Class A ordinary shares and 21,356,415 Class B ordinary shares to share Incentive Plan Trust (Note 19(e)).
(vi)

On November 19, 2020, the Company completed its IPO on the New York Stock Exchange under the symbol of "YSG". The Company issued an aggregate 67,562,500 ADSs, representing 270,250,000 Class A ordinary shares for the net proceeds of $664.7 million (RMB4.35 billion).

Upon completion of the IPO, all convertible redeemable preferred shares were converted into ordinary shares

18.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (“PREFERRED SHARES”)

The following table summarizes the issuances of convertible redeemable preferred shares.

Series	Issuance Date	Shares Issued	Issue Price per Share	Net Proceeds from Issuance
			US$	US$	RMB
Seed	August 1, 2017	200,000,000	0.0050	1,000	6,715
Seed	March 25,2020	53,699,985	1.0615	57,000	403,230
Seed	April 27, 2020	45,315,250	1.0615	48,100	340,082
Seed	April 27, 2020	6,443,998	0.00001	-	-
Seed	July 29, 2020	21,479,994	1.0615	22,800	159,530
Seed	September 11, 2020	31,651,271	1.5009	47,505	324,882
A-1	October 9, 2017	66,667,000	0.0150	1,000	6,649
A-2	October 9, 2017	145,038,000	0.0207	3,008	20,000
A-2	October 9, 2017	38,677,000	0.0207	802	5,333
A-2	March 25,2020	15,035,996	1.0615	15,960	112,904
A-2	April 27, 2020	27,923,992	1.1173	31,200	220,593
B-1	September 5, 2018	14,503,820	0.0622	902	6,158
B-2	September 5, 2018	171,289,239	0.0655	11,220	76,594
B-3	October 22, 2018	85,351,118	0.0820	7,000	48,465
B-3+	February 25, 2019	87,075,383	0.1740	15,150	101,704
C	July 26, 2019	206,907,594	0.5644	114,814	789,872
C	April 27, 2020	26,573,188	0.5644	14,999	105,911
C	September 11, 2020	39,859,783	0.5644	22,499	153,866
D	March 25, 2020	66,432,971	1.1173	71,868	508,411
E	September 11, 2020	144,331,134	1.5799	225,668	1,543,323

The Series Seed preferred shares, the Series A-1 preferred shares and the Series A-2 preferred shares are collectively defined as “Junior preferred shares”, and the Junior preferred shares, the Series B-1 preferred shares, the Series B-2, the Series B-3 preferred shares, the Series B-3+ preferred shares, the Series C preferred shares, the Series D preferred shares and Series E preferred shares are collectively defined as “preferred shares” thereafter.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

18.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (“PREFERRED SHARES”) (Continued)

The key terms of the preferred shares are as follows:

Conversion right

All of the preferred shares are convertible, at the option of the holders at any time after the original issue date of the relevant series of preferred shares into such number of fully paid ordinary shares. Each preferred share was automatically converted into ordinary shares at the then effective conversion price upon the closing of a Qualified IPO.

The conversion ratio for each preferred share was determined by dividing the issue price by the then conversion price, in effect at the time of the conversion. The initial conversion price of each class of preferred share was its respective subscription price, and was subject to adjustment in the event of the issuance of additional ordinary shares at a per share price less than the conversion price.

Redemption right

At the option of a holder of the preferred shares, the Company redeemed at the redemption price all or any part of the outstanding preferred shares, at any time on or after the earlier of: (i) the redemption start date for each series of preferred shares; or (ii) the date on which a holder of any equity securities of the Company requested a redemption of its shares. Upon issuance of certain rounds of preferred shares, the redemption start dates of certain pre-existing preferred shares were modified to conform with the newly issued preferred shares. (Refer to Modifications and Repurchases of preferred shares below).

The Junior preferred shares, B-1, B-2, B-3, B-3+ preferred shares’ redemption price was equal to the respective preferred shares’ issue price compounded with an interest rate of 10% per annum, and C, D, E preferred shares’ redemption price was equal to the respective preferred shares’ issue price calculated with a simple interest rate of 10% per annum, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for any share splits, share dividends, share combinations, recapitalizations or the like.

Dividend rights

Each preferred share had the right to receive non-cumulative dividends, on an as-converted basis, when, as and if declared by the Board.

The order of distribution was made from holders of Series E, holders of Series D, holders of Series C preferred shares, holders of Series B preferred shares, to holders of Junior preferred shares. No distribution to Junior preferred shares was made until full payment of the amount distributable on the more senior preferred shares. No dividend was paid on the ordinary shares at any time unless and until all dividends on the preferred shares had been paid in full.

No dividends on preferred and ordinary shares had been declared since the issuance date until IPO.

Liquidation rights

Upon the occurrence of any liquidation event, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution were distributed to the shareholders in the following order and manner:

Holders of preferred shares of later series had preference to the distribution of assets or funds over holders of preferred shares of earlier series and holders of ordinary shares, in the following sequence: Series E preferred shares, Series D preferred shares, Series C preferred shares, Series B-3+ preferred shares, Series B-3 preferred shares, Series B-2 preferred shares, Series B-1 preferred shares, and Junior preferred shares. The amount of preference was equal to 100% of the issuance price, calculated with a simple interest rate of 10% per annum, plus any and all declared but unpaid dividends.

After distribution to the holder of preferred shares the amount of preference, all remaining assets and funds of the Company available for distribution to the shareholders were distributed ratably among all the shareholders on a fully diluted basis.

Voting rights

Each preferred share conferred the right to receive notice of, attend and vote at any general meeting of members on an as-converted basis. The holders of the preferred shares voted together with the ordinary shareholders, and not as a separate class or series, on all matters put before the shareholders.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

18.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (“PREFERRED SHARES”) (Continued)

Accounting of preferred shares

The Company classified all preferred shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and are contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The preferred shares were recorded initially at fair value, net of issuance costs.

The Company recorded accretion on the preferred shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion, calculated using the effective interest method, was recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit. The accretion of preferred shares was RMB 3,465, RMB 59,200 and RMB 242,209 for the years ended December 31,2018, 2019 and 2020, respectively.

The Company determined that the embedded conversion features and the redemption features did not require bifurcation as they either were clearly and closely related to the preferred shares or did not meet the definition of a derivative.

The Company had determined that there was no beneficial conversion feature attributable to all preferred shares because the initial effective conversion prices of these preferred shares were higher than the fair value of the Company’s ordinary shares determined by the Company taking into account independent valuations.

Upon completion of the IPO, all preferred shares were converted to 1,301,189,200 Class A ordinary shares.

(a) Modifications and Repurchases of Preferred Shares

Concurrently with the issuance of Series A-2 preferred shares in October 2017, terms of previously issued 200,000 Series Seed ordinary shares and 66,667 Series A-1 ordinary shares were modified by adding a liquidation preference and a redemption right, and were redesignated into same number of Series Seed preferred shares and Series A-1 preferred shares, respectively. The Company accounted for this redesignation as a repurchase of previously issued ordinary shares with the consideration of new issuance of preferred shares at fair value.

Upon issuance of Series B preferred shares in 2018 and Series C preferred shares in 2019, the redemption start dates of certain pre-existing preferred shares were modified to conform with the newly issued preferred shares. From both quantitative and qualitative perspectives, the Company assessed the impact of these modifications and concluded that they represent a modification rather than extinguishment of pre-existing preferred shares, and the impact of the modification was immaterial.

Upon issuance of Series B-1 and B-2 preferred shares in 2018, the liquidation preference amount of Junior preferred shares was modified to add a 10% simple interest per annum. The Company assessed the impact of this modification and concluded that it represented a modification, and accounted for the change in fair value of RMB 3,521 as a deemed dividend.

In the year ended December 31, 2019, the Company repurchased 60,349,275 Junior preferred shares whose book value was RMB 8,676 from shareholders for total consideration of RMB 69,915. Concurrently, the Company issued 60,349,275 Series B-3+ preferred shares for total consideration of RMB 69,915. The difference of RMB 61,239 between the consideration transferred and the book value of repurchased the preferred shares was treated as deemed dividends to preferred shareholders.

In the year ended December 31, 2020, the Company repurchased 132,718,241 Junior preferred shares whose book value was RMB 14,379 from shareholders for total consideration of RMB 1,068,599. Concurrently, the Company issued 132,718,241 Junior preferred shares for total consideration of RMB 1,068,599. The difference of RMB 1,054,220 between the consideration transferred and the book value of repurchased the preferred shares was treated as deemed dividends to preferred shareholders.

(b) Redesignation of Founder’s Ordinary Shares to Preferred Shares

In April 2020, the Company re-designated 6,443,998 ordinary shares owned by one of its founders into preferred shares. The transaction was accounted for as a repurchase of ordinary shares and an issuance of preferred shares. The difference between the fair value of the ordinary share repurchased of RMB 33,290 and fair value of the newly issued preferred shares of RMB 35,142 amounted to RMB 1,852 was recognized as share-based compensation expenses.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

18.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (“PREFERRED SHARES”) (Continued)

The Company’s preferred shares activities for the years ended December 31, 2018, 2019 and 2020 are summarized below:

	Junior Preferred Shares		Series B-1 and B-2 Preferred Shares		Series B-3 Preferred Shares		Series B-3+ Preferred Shares		Series C Preferred Shares		Series D Preferred Shares		Series E Preferred Shares		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of January 1, 2018	450,382,000	46,698	-	-	-	-	-	-	-	-	-	-	-	-	450,382,000	46,698
Issuance of preferred shares, net of issuance costs	-	-	185,793,059	82,752	85,351,118	48,465	-	-	-	-	-	-	-	-	271,144,177	131,217
Accretion on preferred shares to redemption value	-	4	-	2,567	-	894	-	-	-	-	-	-	-	-	-	3,465
Modification of preferred shares	-	3,521	-	-	-	-									-	3,521
Derecognition of a forward liability	-	2,986	-	-	-	-	-	-	-	-	-	-	-	-	-	2,986
Balances as of December 31, 2018	450,382,000	53,209	185,793,059	85,319	85,351,118	49,359	-	-	-	-	-	-	-	-	721,526,177	187,887
Repurchase of preferred shares	(60,349,275)	(8,676)	-	-	-	-	-	-	-	-	-	-	-	-	(60,349,275)	(8,676)
Issuance of preferred shares, net of issuance costs	-	-	-	-	-	-	87,075,383	101,704	206,907,594	789,872	-	-	-	-	293,982,977	891,576
Accretion on preferred shares to redemption value	-	2,181	-	8,625	-	4,920	-	8,796	-	34,678	-	-	-	-	-	59,200
Balances as of December 31, 2019	390,032,725	46,714	185,793,059	93,944	85,351,118	54,279	87,075,383	110,500	206,907,594	824,550	-	-	-	-	955,159,879	1,129,987

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

18.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (“PREFERRED SHARES”) (Continued)

	Junior Preferred Shares		Series B-1 and B-2 Preferred Shares		Series B-3 Preferred Shares		Series B-3+ Preferred Shares		Series C Preferred Shares		Series D Preferred Shares		Series E Preferred Shares		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of December 31,2019	390,032,725	46,714	185,793,059	93,944	85,351,118	54,279	87,075,383	110,500	206,907,594	824,550	-	-	-	-	955,159,879	1,129,987
Repurchase of preferred shares	(132,718,241)	(14,379)	-	-	-	-	-	-	-	-	-	-	-	-	(132,718,241)	(14,379)
Issuance of preferred shares, net of issuance costs	195,106,488	1,561,221	-	-	-	-	-	-	66,432,971	563,404	66,432,971	508,411	144,331,134	1,543,323	472,303,564	4,176,359
Redesignation of Founder’s ordinary shares to preferred shares	6,443,998	35,142	-	-	-	-	-	-	-	-	-	-	-	-	6,443,998	35,142
Accretion on preferred shares to redemption value	-	75,620	-	8,431	-	4,810	-	10,072	-	76,015	-	36,442	-	30,819	-	242,209
Redeemable convertible preferred shares converted into Class A ordinary shares upon the completion of the IPO	(458,864,970)	(1,704,318)	(185,793,059)	(102,375)	(85,351,118)	(59,089)	(87,075,383)	(120,572)	(273,340,565)	(1,463,969)	(66,432,971)	(544,853)	(144,331,134)	(1,574,142)	(1,301,189,200)	(5,569,318)
Balances as of December 31, 2020	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

19.	SHARE-BASED COMPENSATION

Share-based compensation expenses recognized during the years presented are as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Share-based compensation expenses
- Share-based compensation of founders' restricted shares (a)	9,793	50,837	1,030,178
- Related to repurchase of founders’ ordinary shares (b)	4,238	24,158	146,294
- Related to the issuances of preferred shares to investors (c)	-	-	303,627
- Related to redesignation of founder’s ordinary shares to preferred shares (Note 18(b)）	-	-	1,852
- Related to accelerated vesting of share options (d)			138,729
- Related to vesting of share options (f)	-	-	279,908
Total	14,031	74,995	1,900,588

(a) Founders’ Restricted Shares

In August 2017, in connection with the issuance of Series Seed preferred shares, the Group’s founders (collectively, the “ Restricted Founders”) agreed to place all their shares into escrow to be released back to them if specified service condition are met (defined as “First Series of Founders’ Restricted Shares”), which was, 25% of the First Series of Founders’ Restricted Shares were immediately vested and the remaining 75% of the First Series of Founders’ Restricted Shares shall be vested annually in equal instalments over the next three years. Pursuant to ASC 718-10-S99, such escrowed share arrangements are presumed to be compensatory and equivalent to a reverse stock split followed by the grant of restricted stock. Accordingly, the 75% of the First Series of Founders’ Restricted Shares that were subject to the service condition were considered shared based compensation. Subsequently as one founder resigned from the Company in November 2017, all 23,677,500 unvested restricted shares held by this founder were forfeited.

In July 2019, the Company granted 157,846,049 ordinary shares to several founders, out of which 7,713,574 ordinary shares were vested immediately on the grant date and 150,132,475 ordinary shares were subject to service conditions (“Second Series of Founders’ Restricted Shares”). The Second Series of Founders’ Restricted Shares vest annually in equal instalments over the next four years commencing from the July 26, 2019.

In September 2020, the Company granted 93,753,239 Ordinary shares to several founders, which were subjected to service conditions (“Third Series of Founders’ Restricted Shares”). The Third Series of Founders’ Restricted Shares vest annually in equal instalments over the next four years commencing from the September 11, 2020.

All of the Founders’ Restricted Shares vested immediately upon IPO, regardless of the vesting schedule.

The fair value of the Founders’ Restricted Shares was determined at the respective grant date by the Company, and was amortized over the respective vesting period on straight line basis. The share-based compensation expenses related to Founders’ Restricted Shares for the years ended December 31, 2018 , 2019 and 2020 were RMB9,793 , RMB50,837 and RMB1,030,178, respectively.

(b) Repurchase of ordinary shares from the Founders

For the years ended December 31, 2018, 2019 and 2020, the Company repurchased 14,503,820, 17,197,032 and 62,388,247 ordinary shares, respectively, from the founders for consideration of RMB6,161, RMB41,062 and RMB483,622, respectively. The Company then re-designated these shares into preferred shares for issuances to other investors. Based on its assessment, the Company concluded that the repurchase did not constitute a cash settlement of any share-based awards.

As the respective repurchase price was greater than the fair value of ordinary shares as of the respective repurchase date, the difference between the repurchase price and the fair value was recognized as deemed share-based compensation expenses in the Group's consolidated statements of operations.

The share-based compensation expenses related to the repurchase of ordinary shares from the founders for the years ended December 31, 2018, 2019 and 2020 were RMB4,238, RMB24,158 and RMB146,294, respectively.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

19.	SHARE-BASED COMPENSATION (Continued)

(c) Issuances of preferred shares to investors

In April 2020 and September 2020, the Company issued 26,573,188 Series C preferred shares and 39,859,783 Series C preferred shares respectively to its certain existing investors at a price lower than the fair value of the shares, for their services to the Group. Accordingly, the difference of RMB303,627 between the then fair value of Series C preferred shares issued and the issuance price was recorded as deemed share-based expense in the year ended December 31, 2020.

(d) Accelerated vesting of share options

In September 2020, 15,518,385 options were accelerated to vest immediately and were exercised on the same date, which was treated as an “improbable-to-probable” modification of equity-classified awards under ASC 718. RMB138,729, the fair value of modified options at the date of modification, was recognized in the Group’s consolidated statement of operations immediately.

(e) Issuances of shares to Share Incentive Plan Trust

In August 2020, 170,719,987 ordinary shares were issued to three trusts based on early exercise agreements of the same number of share options. Such shares will continue to be subject to satisfaction of the service and IPO conditions set forth in the applicable equity award agreements. If the aforementioned service and IPO conditions are not satisfied, or the exercise price are not paid, the holders of the share options will not be entitled to the shares issued to the trusts. Thus, the Company still consider the equity award as share options from accounting perspective. There is no incremental fair value change immediately before and after the modification of the aforementioned 170,719,987 share options. Consequently, no modification accounting is applied.

(f) Vesting of share options

The Group have adopted a Share Option Plan in September 2018, which was amended and restated respectively in July 2019, March 2020 and September 2020. The Share Option Plan shall be valid and effective for ten years from September 11, 2020. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under Share Option Plan is 249,234,508.

(i) Options

Grant of options

During the years ended December 31, 2018, 2019 and 2020, the Company granted 67,404,501 share options, 62,896,041 share options and 136,230,857 share options, respectively, to its management and other key employees.

Vesting of options

The share options include both service conditions and performance conditions. With respect to the service conditions, there are 4 types of vesting schedule, which are: (i) 25% of the share options shall become vested on each anniversary of the vesting commencement date for 4 years thereafter; (ii) 100% of the share options shall become vested on anniversary of the vesting commencement date for 1 year thereafter; (iii) three fourteenths of the share options shall become vested on each anniversary of the vesting commencement date for 4 years thereafter and one fourteenth of the share options become vested on each anniversary of the vesting commencement date for 2 years thereafter; (iv) immediate vesting of the share options on the grant date. Even though the service condition might have been satisfied, employees are required to provide continued service through the occurrence of change of control or an initial public offering, collectively, the Liquidity Event, in order to retain the award. Given the vesting of the share options granted is contingent upon the occurrence of the Liquidity Event, there is no share-based compensation expense is to be recognized until the date of consummation of Liquidity Event.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

19.	SHARE-BASED COMPENSATION (Continued)

(f) Vesting of share options (Continued)

Movements in the number of share options granted and their related weighted average exercise prices are as follows:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$’000)
As of January 1, 2018	-	-
Granted	67,404,501	0.0065
As of December 31, 2018	67,404,501	0.0065	5.04
Granted	62,896,041	0.0080
Forfeited	(3,414,045)	0.0065
Modified from options to restricted shares	(58,297,400)	0.0073
As of December 31, 2019	68,589,097	0.0073	4.58
Granted	136,230,857	0.2960
Cancelled	(1,849,265)	0.0006
Forfeited	(1,544,428)	0.2062
Accelerated vesting and exercised	(15,518,385)	-
As of December 31, 2020	185,907,876	0.2179	13.73	749,602
Exercisable as of December 31, 2020	34,430,751			145,977

The Company has used binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions are set as below:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Weighted average fair value per option granted	0.0854	1.0360	7.3798
Weighted average exercise price	0.0434	0.0554	2.0418
Risk-free interest rate (1)	2.9%~3.1%	1.9%~2.8%	0.48%~1.01%
Expected term (in year) (2)	5~7	4~7	10~16
Expected volatility (3)	42.5%~45.8%	45.0%~48.0%	50.9%~55.9%
Dividend yield (4)	0%	0%	0%

(1)	The risk-free interest rates of periods within the contractual life of the share option are based on the daily treasury long-term rate of U.S. Department of the Treasury as of the valuation dates.
(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)

The Company has no history or expectation of paying dividend on its ordinary shares. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected term of the option.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

19.	SHARE-BASED COMPENSATION (Continued)

(f) Vesting of share options (Continued)

For the years ended December 31, 2018, 2019 and 2020, nil, nil and RMB279,908 share-based compensation expenses were recognized for share options. In July 2019, the Company modified one of the founder's share options to the same number of restricted shares with only service condition, which would be vested annually in equal instalments over the next four years commencing from the July 26, 2019, which was treated as an “improbable-to-probable” modification of equity-classified awards under ASC 718. The incremental fair value, which equalled to the fair value of modified options at the date of modification, was recognized over the remaining requisite service period.

As of December 31, 2020, there were RMB733,074 of unrecognized compensation expenses related to stock options for which the service conditions will be met over a weighted average period of 1.89 years.

(g) Share-based compensation expenses

For the years ended December 31, 2018, 2019 and 2020, share-based compensation expenses have been included in the following accounts in the consolidated income and comprehensive income:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Fulfilment expenses	-	-	2,947
Selling and marketing expenses	-	-	54,332
General and administrative expenses	14,031	74,995	1,841,409
Research and development expenses	-	-	1,900
Total	14,031	74,995	1,900,588

20.	NET INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share for the years ended December 31, 2018, 2019 and 2020 are calculated as follow:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net income (loss) attributable to the Yatsen Holding Limited’s shareholders	(40,124)	75,359	(2,687,807)
Accretion to preferred shares redemption value	(3,465)	(59,200)	(242,209)
Deemed dividend due to modification of preferred shares	(3,521)	(61,239)	(1,054,220)
Net income (loss) attributable to ordinary shareholders of Yatsen Holding Limited	(47,110)	(45,080)	(3,984,236)
Denominator:
Denominator for basic and diluted calculation—weighted average number of ordinary shares outstanding	271,261,594	450,499,736	833,714,126
Net income (loss) per ordinary share
—Basic	(0.17)	(0.10)	(4.78)
—Diluted	(0.17)	(0.10)	(4.78)

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

20.	NET INCOME (LOSS) PER SHARE (Continued)

For the years ended December 31, 2018，2019 and 2020, the following shares outstanding were excluded from the calculation of diluted net income (loss) per ordinary share, as their inclusion would have been anti-dilutive for the years prescribed.

	Year ended December 31,
	2018	2019	2020
Shares issuable upon conversion of preferred shares	532,193,603	834,357,412	959,555,911
Shares issuable upon exercise of share options	28,501,731	85,255,920	113,142,382
Restricted shares become outstanding upon vesting	512,479,500	380,772,174	256,752,927

21.	RELATED PARTY TRANSACTIONS

Major transactions and balances amount with related parties were as follows:

Transactions with a related party

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Purchases of storage and transportation service from an affiliated company	-	-	15,183
Purchases of inventories from an affiliated company	67	389	-

Affiliated company is a company over which the Group has significant influence.

Balance amounts with related parties

	As of December 31,
	2019	2020
	RMB	RMB
An advance to a founder of the Group	664	-
Amounts due from a founder of the Group	-	13,050
Amounts due from affiliated companies	-	1,320
	664	14,370
Amounts due to an affiliated company	-	11,814

22.	FAIR VALUE MEASUREMENTS

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

22.	FAIR VALUE MEASUREMENTS (Continued)

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Recurring

The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2019.

The Group has no financial instruments measured or disclosed at fair value on a recurring basis as at December 31,2020.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments (Note 5)	10,000	-	10,000	-

Non-Recurring

As of December 31, 2019 and 2020, the Group had no financial assets or financial liabilities that are measured in fair value on a non-recurring basis.

The equity securities without readily determinable fair value, equity method investments and certain non-financial assets are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period. If an impairment or observable price adjustment is recognized on the equity securities during the period, the Group classify these assets as Level 3 within the fair value hierarchy based on the nature of the fair value inputs.

The Group reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In accordance with the Group policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill of reporting units annually. The Group concluded that no write-down of its non-financial assets was warranted for years ended December 31, 2018, 2019 and 2020.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

23.	COMMITMENTS AND CONTINGENCIES
(a)	Capital commitment

As at December 31, 2020, the Group had the following capital commitments: 1) RMB148,426 related to investments in joint venture and business acquisitions, and 2) of RMB1,838 related to purchase of property and equipment.

(b)	Operating lease commitment

The Group had outstanding commitment on several non-cancellable operating lease agreements which were expected to commence in the first half of 2021. Operating lease commitment contracted but not yet reflected in the consolidated financial statements as of December 31, 2020 were as follows:

	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years
	RMB	RMB	RMB	RMB
Operating lease commitment	23,254	4,563	11,892	6,799

(c)	Products and services purchase commitment

As at December 31, 2020, the Group’s products and services purchase commitment amounted to RMB 492,618.

(d)	Legal proceedings

From time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of its business. As of December 31,2019 and 2020, the Group was not involved in any legal or administrative proceedings that the Group believes may have a material adverse impact on the Group's business, balance sheets or results of operations and cash flows.

24.	SUBSEQUENT EVENTS

The Group evaluated subsequent events from January 1, 2021 through April 21, 2021, which is the date the consolidated financial statements are available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements other than as discussed below.

In January 2021, the Group completed the acquisition of the majority ownership of mainland China business of DR.WU. In March 2021, the Group acquired the majority ownership of the business of Eve Lom, a prestige skincare brand from Manzanita Capital. The total consideration is approximately RMB1.12 billion. The Group is in the process of completing the purchase price allocation for these acquisitions as of the issuance of the financial statements.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

25.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Group's entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group's entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group's entities and the VIEs subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB 697,078 as of December 31, 2020. There are no significant differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group's subsidiaries and the VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2020 and it was not applicable for the Company to disclose the condensed financial information of the parent company.