Form 20-F
period 2021-12-31
Yatsen Holding Ltd
filed 2022-04-22
CIK 1819580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                 to

Commission file number: 001-39703

Yatsen Holding Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building No. 35, Art Port International Creation Center,

No. 2519 Xingang East Road, Haizhu District

Guangzhou 510330

People’s Republic of China

(Address of principal executive offices)

Donghao Yang, Chief Financial Officer
Building No. 35, Art Port International Creation Center,

No. 2519 Xingang East Road, Haizhu District

Guangzhou 510330

People’s Republic of China

Telephone: +86 20-3837 3543

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing four Class A ordinary shares, par value US$$0.00001 per share	YSG	New York Stock Exchange
Class A ordinary shares, par value US$0.00001 per share*		New York Stock Exchange

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

As of December 31, 2021, there were 2,697,173,763 ordinary shares outstanding, being the sum of 1,938,303,919 Class A ordinary shares and 758,869,844 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

•	“Gen-Z” refers to the group of people born between 1996 and 2005 (aged between 16 and 25 in 2021);
•

“Gross sales” refers to the total value of all orders for products and services placed and shipped, regardless of whether the goods are returned. Our calculation of gross sales includes value-added tax and shipping charges paid by customers to us;

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

•	“RMB” and “Renminbi” refer to the legal currency of China;
•	“SKU” refers to stock keeping unit;
•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
•	“VIE” refers to variable interest entity, and “the VIE” mainly refers to Huizhi Weimei (Guangzhou) Trading Co., Ltd.; and
•

“Yatsen,” “we,” “us,” “our company,” “our” and “Group” are to Yatsen Holding Limited, our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and the subsidiaries of the VIE.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company — B. Business Overview,” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information — D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;
•	our future business development, financial condition and results of operations;
•	the trends in, expected growth and the market size of the beauty industry, both in the PRC and globally;
•	our expectation regarding the prospects of our business model, and demand for and market acceptance of our products;
•	our ability to develop and launch beauty products and introduce new brands that appeal to the preferences of customers;
•	our expectations regarding the effectiveness of our marketing initiatives and the relationship with our third-party business partners;
•	competition in our industry;
•	relevant government policies and regulations relating to us, and their future development;
•	general economic and business conditions globally and in China; and
•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company — B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE

Yatsen Holding Limited is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIE. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Accordingly, we operate these businesses in China through the VIE and its subsidiaries, and rely on contractual arrangements among one of our PRC subsidiaries, the VIE and its nominee shareholders to control the business operations of the VIE, although our wholly foreign-owned subsidiaries still generate a significant majority of our revenues and hold a significant majority of our operational assets. Main assets held by the VIE include the majority of the social platforms and content offering platforms we operate such as Weixin public accounts and mini-programs, which are registered and held by the VIE and its subsidiaries, and the ICP License and the Permit to Produce and Distribute Radio and Television Programs, which are critical to the online operation of our business. Revenues contributed by the VIE accounted for 8.2%, 17.1% and 8.9% of our total revenues for the years ended December 31, 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Yatsen Holding Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE in China, which mainly refers to Huizhi Weimei (Guangzhou) Trading Co., Ltd., or Huizhi Weimei. Holders of our ADSs hold equity interest in Yatsen Holding Limited, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE.

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

A series of contractual agreements, including proxy agreement and power of attorney, equity pledge agreement, exclusive business cooperation agreement and exclusive call option agreement, have been entered into by and among our subsidiary, the VIE and its shareholders. Despite the lack of legal majority ownership, our Cayman Islands holding company is considered the primary beneficiary of the VIE and consolidates the VIE and its subsidiaries as required by Accounting Standards Codification (“ASC”) topic 810, Consolidation. Accordingly, we treat the VIE as our consolidated entity under U.S. GAAP and we consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. There are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant VIE through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interested or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing those contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business and the financial performance of the VIE and our company as a whole may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China——We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies, including limitations on our ability to own key assets.”

Permissions or Filings Required from the PRC Authorities for Our Operations and Offshore Offerings

We conduct our business primarily through our subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIE have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the VIE in China, including, among others, the ICP License and the Permit to Produce and Distribute Radio and Television Programs. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our business in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If the content we produce and distribute through online social and content platforms, or content available on our website, is deemed to violate PRC laws or regulations, our business and results of operations may be materially and adversely affected.”

Furthermore, under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and the VIE may be required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in connection with any future offering and listing in an overseas market. In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the VIE, (i) are not required to obtain permissions from the CSRC, (ii) have not received any requirement from competent PRC governmental authorities to go through cybersecurity review by the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. If we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends, which subjects us to laws and regulations related to privacy, information security and data protection. Any failure to comply with these law and regulations could materially and adversely harm our business, financial condition and results of operations.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years, or two consecutive years if the proposed changes to the law are enacted, beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

Yatsen Holding Limited is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the VIE in China. As a result, although other means are available for us to obtain financing at the holding company level, Yatsen Holding Limited’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIE in China. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Yatsen Holding Limited. In addition, our PRC subsidiaries are permitted to pay dividends to Yatsen Holding Limited only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and the VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.” Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings.

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIE or its subsidiaries is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our initial public offering of ADSs and other financing activities. For the years ended December 31, 2019, 2020 and 2021, the Cayman Islands holding company provided capital contributions of RMB469.2 million, RMB625.0 million and RMB25.9 million (US$4.1 million), respectively, to our subsidiaries. For the years ended December 31, 2019, 2020 and 2021, the VIE received net debt financing of nil, nil and RMB93.0 million (US$14.6 million) from our WFOE, respectively. For the years ended December 31, 2019, 2020 and 2021, our WFOE received RMB190.4 million, RMB313.7 million and RMB236.4 million (US$37.1 million), respectively, from the VIE, which represented purchase of inventories, logistics services and promotion services. For the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, the VIE or its subsidiaries, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” However, If our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For more information on related risks, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

The VIE may transfer cash to our WFOE by paying service fees according to the contractual arrangements. For the years ended December 31, 2019, 2020 and 2021, no service fees were paid by the VIE to our WFOE. For details of the financial position, cash flows and results of operations of the VIE, see “Item 3. Key Information—Permissions or Filings Required from the PRC Authorities for Our Operation and Offshore Offerings—Financial Information Related to the VIE.” We plan to determine the amount of service fee with the VIE and its shareholders through bona fide negotiation, and settle fees under the contractual arrangements accordingly in the future.

Under the current laws of the Cayman Islands, Yatsen Holding Limited is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in mainland China and Hong Kong, assuming that: (i) we have taxable earnings in the VIE, and (ii) we determine to pay a dividend in the future:

Tax Calculation(1)
Hypothetical pre-tax earnings in the VIE(1)	100.00
Tax on earnings at statutory rate of 25% at Guangzhou Yatsen Global Co., Ltd. level	(25.00)
Amount to be distributed as dividend from Guangzhou Yatsen Global Co., Ltd. to Yatsen HK Limited(2)	75.00
Withholding tax at tax treaty rate of 5%	(3.75)
Amount to be distributed as dividend at the Yatsen HK Limited level and net distribution to Yatsen Holding Limited(3)	71.25

Notes:

*The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our WFOE under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our WFOE (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIE could make a non-deductible transfer to our WFOE for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for our WFOE. Our management believes that there is only a remote possibility that this scenario would happen.

Should all tax planning strategies fail, the VIE could, as a matter of last resort, make a non-deductible transfer to our WFOE for amounts of stranded cash in the VIE. This would result in the double taxation of earnings: once at the VIE level (non-deductible expense) and again at the WFOE level (for presumptive earnings on the transfer). This has the impact of reducing the amount available above from 71.25% to approximately 53% of pre-tax income, respectively. Our management believes that such scenario is unlikely to occur.

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)

PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the Foreign Invested Enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. There is no incremental tax at the Yatsen HK Limited level for any dividend distribution to Yatsen Holding Limited.

(3)

If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5 and the amount to be distributed as dividend at the Yatsen HK Limited level and net distribution to Yatsen Holding Limited will be 67.5.

In addition, our PRC subsidiaries, the VIE and its subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business, and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds from our securities offering to make loans or additional capital contributions to our PRC subsidiaries and the VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Financial Information Related to the VIE

The following tables present the condensed consolidating schedule of financial position for Yatsen Holding Limited, its subsidiaries, the VIE and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2021
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
		RMB
		(In thousands)
Third-party revenues	-	951,001	4,367,137	521,835	-	5,839,973
Inter-company revenues(1)	-	11,972	413,617	-	(425,589)	-
Third-party costs and expense	(28,484)	(1,040,549)	(6,091,570)	(303,614)	-	(7,464,217)
Inter-company costs and expense	-	(176,817)	-	(248,772)	425,589	-
Income (loss) from subsidiaries and VIE	(1,527,645)	(1,336,728)	(27,886)	-	2,892,259	-
Income (loss) from non-operations	15,395	54,538	3,611	2,741	-	76,285
Income (loss) before income tax expenses	(1,540,734)	(1,536,583)	(1,335,091)	(27,810)	2,892,259	(1,547,959)
Income tax (expenses) benefit	-	2,634	(1,637)	(76)	-	921
Net income (loss)	(1,540,734)	(1,533,949)	(1,336,728)	(27,886)	2,892,259	(1,547,038)
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	-	(6,304)	-	-	-	(6,304)
Net income (loss) attributable to Yatsen Holding Limited’s shareholders	(1,540,734)	(1,527,645)	(1,336,728)	(27,886)	2,892,259	(1,540,734)
Net income (loss) attributable to ordinary shareholders of Yatsen Holding Limited	(1,540,734)	(1,527,645)	(1,336,728)	(27,886)	2,892,259	(1,540,734)

	For the Year Ended December 31, 2020
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
		RMB
		(In thousands)
Third-party revenues	-	427,553	3,909,547	896,070	-	5,233,170
Inter-company revenues(1)	-	1,347	415,052	11,665	(428,064)	-
Third-party costs and expense	(9,871)	(527,874)	(6,602,866)	(775,230)	-	(7,915,841)
Inter-company costs and expense	-	(106,912)	(11,943)	(309,209)	428,064	-
Income (loss) from subsidiaries and VIE	(2,683,245)	(2,483,979)	(176,187)	-	5,343,411	-
Income (loss) from non-operations	5,309	6,091	(10,686)	512	-	1,226
Income (loss) before income tax expenses	(2,687,807)	(2,683,774)	(2,477,083)	(176,192)	5,343,411	(2,681,445)
Income tax (expenses) benefit	-	(79)	(6,896)	5	-	(6,970)
Net income (loss)	(2,687,807)	(2,683,853)	(2,483,979)	(176,187)	5,343,411	(2,688,415)
Less: net income (loss) attributable to non-controlling interests	-	(608)	-	-	-	(608)
Net income (loss) attributable to Yatsen Holding Limited’s shareholders	(2,687,807)	(2,683,245)	(2,483,979)	(176,187)	5,343,411	(2,687,807)
Accretion to Preferred Shares	(242,209)	-	-	-	-	(242,209)
Deemed dividends due to modification of Preferred Shares	(1,054,220)	-	-	-	-	(1,054,220)
Net income (loss) attributable to ordinary shareholders of Yatsen Holding Limited	(3,984,236)	(2,683,245)	(2,483,979)	(176,187)	5,343,411	(3,984,236)

	For the Year Ended December 31, 2019
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
		RMB
		(In thousands)
Third-party revenues	-	-	2,782,512	248,655	-	3,031,167
Inter-company revenues(1)	-	-	143,802	2,730	(146,532)	-
Third-party costs and expenses	-	(1,137)	(2,770,699)	(115,570)	-	(2,887,406)
Inter-company costs and expense	-	-	(2,730)	(143,802)	146,532	-
Income (loss) from subsidiaries and VIE	72,340	72,413	(15,066)	-	(129,687)	-
Income (loss) from non-operations	3,019	1,064	(538)	29	-	3,574
Income (loss) before income tax expenses	75,359	72,340	137,281	(7,958)	(129,687)	147,335
Income tax (expenses) benefit	-	-	(64,868)	(7,108)	-	(71,976)
Net income (loss)	75,359	72,340	72,413	(15,066)	(129,687)	75,359
Net income (loss) attributable to Yatsen Holding Limited’s shareholders	75,359	72,340	72,413	(15,066)	(129,687)	75,359
Accretion to Preferred Shares	(59,200)	-	-	-	-	(59,200)
Deemed dividends due to modification of Preferred Shares	(61,239)	-	-	-	-	(61,239)
Net income (loss) attributable to ordinary shareholders of Yatsen Holding Limited	(45,080)	72,340	72,413	(15,066)	(129,687)	(45,080)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB
	(In thousands)
Cash and cash equivalents	33,320	2,728,438	348,711	27,539	-	3,138,008
Accounts receivable	-	81,947	265,781	8,109	-	355,837
Inventories, net	-	212,391	482,364	1,006	-	695,761
Prepayments and other current assets	2,494	87,734	258,438	17,525	-	366,191
Amounts due from related parties	-	-	60	-	-	60
Amounts due from Group companies(2)	6,157,680	14,098	665,483	-	-6,837,261	-
Investments	-	106,081	125,437	118,862	-	350,380
Investments in subsidiaries and VIE(3)	-	1,937,743	-	-	-1,937,743	-
Property and equipment, net	-	5,700	228,508	11,106	-	245,314
Goodwill	-	866,163	3,258	-	-	869,421
Intangible assets, net	-	723,681	22,132	38	-	745,851
Deferred tax assets	-	2,000	-	-	-	2,000
Right-of-use assets, net	-	19,268	403,555	143	-	422,966
Other non-current assets	-	6,588	73,632	-	-	80,220
Total assets	6,193,494	6,791,832	2,877,359	184,328	-8,775,004	7,272,009
Accounts payable	-	43,998	185,052	11,765	-	240,815
Advances from customers	-	5,049	1,369	14,262	-	20,680
Accrued expenses and other liabilities	19,766	70,010	262,028	18,727	-	370,531
Amounts due to related parties	-	217	13,750	-	-	13,967
Income tax payables	-	1,614	14,128	1,005	-	16,747
Lease liabilities due within one year	-	5,423	209,346	74	-	214,843
Amounts due to Group companies(2)	-	6,637,728	5,616	193,917	-6,837,261	-
Deferred tax liabilities	-	124,450	-	-	-	124,450
Deficit of investments in subsidiaries and VIE(3)	458,360	-	55,500	-	-513,860	-
Deferred income	56,180	-	-	-	-	56,180
Lease liabilities	-	13,740	192,485	78	-	206,303
Total liabilities	534,306	6,902,229	939,274	239,828	-7,351,121	1,264,516
Redeemable non-controlling interests	-	338,587	-	-	-	338,587
Total shareholders’ (deficit) equity	5,659,188	-448,984	1,938,085	-55,500	-1,423,883	5,668,906
Total liabilities, redeemable non-controlling interests and shareholders' equity (deficit)	6,193,494	6,791,832	2,877,359	184,328	-8,775,004	7,272,009

	As of December 31, 2020
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB
	(In thousands)
Cash and cash equivalents	935,004	4,517,905	242,973	31,147	-	5,727,029
Restricted cash	-	-	6,363	-	-	6,363
Accounts receivable	-	50,290	361,696	7,331	-	419,317
Inventories, net	-	74,236	541,522	1,050	-	616,808
Prepayments and other current assets	-	51,654	237,014	15,973	-	304,641
Amounts due from related parties	13,050	-	1,320	-	-	14,370
Amounts due from Group companies(2)	5,384,749	647	368,034	111	-5,753,541	-
Investments	-	4,654	30,208	-	-	34,862
Investments in subsidiaries and VIE(3)	526,582	1,409,141	-	-	-1,935,723	-
Property and equipment, net	-	881	268,396	16,020	-	285,297
Goodwill	-	20,596	-	-	-	20,596
Intangible assets, net	-	174,438	14,363	289	-	189,090
Deferred tax assets	-	-	597	-	-	597
Right-of-use assets, net	-	-	536,710	-	-	536,710
Other non-current assets	-	70,927	80,674	457	-	152,058
Total assets	6,859,385	6,375,369	2,689,870	72,378	-7,689,264	8,307,738
Accounts payable	-	71,150	388,663	6,892	-	466,705
Advances from customers	-	31	41	6,156	-	6,228
Accrued expenses and other liabilities	10,876	58,019	300,175	42,874	-	411,944
Amounts due to related parties	-	-	11,814	-	-	11,814
Income tax payables	-	117	17,640	929	-	18,686
Lease liabilities due within one year	-	-	215,300	-	-	215,300
Amounts due to Group companies(2)	-	5,702,828	122	50,591	-5,753,541	-
Deferred tax liabilities	-	1,557	-	-	-	1,557
Deficit investments in subsidiaries and VIE(3)	-	-	35,064	-	-35,064	-
Lease liabilities	-	-	311,910	-	-	311,910
Total liabilities	10,876	5,833,702	1,280,729	107,442	-5,788,605	1,444,144
Total shareholders' equity (deficit)	6,848,509	541,667	1,409,141	-35,064	-1,900,659	6,863,594
Total liabilities, redeemable non-controlling interests and shareholders' equity (deficit)	6,859,385	6,375,369	2,689,870	72,378	-7,689,264	8,307,738

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB
	(In thousands)
Net cash provided by (used in) Operating Activities(4)	45,330	(218,176)	(864,773)	17,178	-	(1,020,441)
Capital contribution to Group companies	(25,856)	(1,466,874)	(7,450)	-	1,500,180	-
Advances to Group companies	(2,060,287)	-	(391,564)	-	2,451,851	-
Receival of advances repayment from Group companies	1,165,010	-	149,664	-	(1,314,674)	-
Purchases of intangible assets	-	(10,648)	(14,590)	(66)	-	(25,304)
Purchases of property and equipment	-	(4,321)	(135,942)	(1,170)	-	(141,433)
Acquisition of businesses, net of cash and cash equivalents acquired	-	(992,408)	2,756	-	-	(989,652)
Investments on equity investments	-	(97,326)	(105,499)	(120,000)	-	(322,825)
Other investing activities	-	(5,043)	-	-	-	(5,043)
Net cash provided by (used in) Investing Activities	(921,133)	(2,576,620)	(502,625)	(121,236)	2,637,357	(1,484,257)
Capital contribution from Group companies	-	25,856	1,466,874	7,450	(1,500,180)	-
Proceeds from advances from Group companies	-	2,322,187	-	129,664	(2,451,851)	-
Repayment of advances from Group companies	-	(1,278,010)	-	(36,664)	1,314,674	-
Other financing activities	(2,202)	596	(100)	-	-	(1,706)
Net cash provided by (used in) Financing Activities	(2,202)	1,070,629	1,466,774	100,450	(2,637,357)	(1,706)

	For the Year Ended December 31, 2020
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB
	(In thousands)
Net cash provided by (used in) Operating Activities(4)	(20,890)	(180,998)	(829,310)	47,830	-	(983,368)
Capital contribution to Group companies	(624,978)	(1,409,694)	-	-	2,034,672	-
Advances to Group companies	(5,487,408)	-	(422,213)	-	5,909,621	-
Receival of advances repayment from Group companies	840	-	306,913	-	(307,753)
Payment on behalf of Group companies	-	-	(74,662)	-	74,662	-
Purchases of intangible assets	-	(150,833)	(7,861)	(316)	-	(159,010)
Purchases of property and equipment	-	(556)	(208,227)	(16,786)	-	(225,569)
Pre-paid consideration for an acquisition	-	(71,476)	-	-	(24,500)	(95,976)
Investments on equity investments	-	(5,345)	(30,207)	-	-	(35,552)
Other investing activities	(3,196)	-	10,471	-	-	7,275
Net cash provided by (used in) Investing Activities	(6,114,742)	(1,637,904)	(425,786)	(17,102)	7,686,702	(508,832)
Capital contribution from Group companies	-	624,978	1,409,694	-	(2,034,672)	-
Proceeds from advances from Group companies	-	5,605,708	-	303,913	(5,909,621)	-
Repayment of advances from Group companies	-	(3,840)	-	(303,913)	307,753
Proceeds from issuance of Preferred Shares, net of issuance costs	3,909,059	-	-	-	(40,465)	3,868,594
Proceeds from issuance of Ordinary Shares, net of issuance costs	4,389,910	-	-	-	(9,697)	4,380,213
Repurchases of Ordinary Shares	(491,167)	-	-	-	-	(491,167)
Repurchases of Preferred Shares	(1,076,771)	-	-	-	-	(1,076,771)
Other financing activities	-	2,593	10	(2,603)	-	-
Net cash provided by (used in) Financing Activities	6,731,031	6,229,439	1,409,704	(2,603)	(7,686,702)	6,680,869

	For the Year Ended December 31, 2019
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB
	(In thousands)
Net cash provided by (used in) Operating Activities(4)	69,711	(592)	(78,320)	3,022	-	(6,179)
Capital contribution to Group companies	(469,226)	(286,494)	-	-	755,720	-
Advances to Group companies	-	-	(11,680)	-	11,680	-
Receival of advances repayment from Group companies	-	-	11,680	-	(11,680)	-
Purchases of intangible assets	-	-	(2,421)	-	-	(2,421)
Purchases of property and equipment	-	(659)	(105,680)	-	-	(106,339)
Acquisition of businesses, net of cash and cash equivalents acquired	(25,708)	-	-	-	(3,704)	(29,412)
Payment on behalf of Group companies	-	-	(17,291)	-	17,291	-
Other investing activities	-	-	(10,000)	-	-	(10,000)
Net cash provided by (used in) Investing Activities	(494,934)	(287,153)	(135,392)	-	769,307	(148,172)
Capital contribution from Group companies	-	469,226	286,494	-	(755,720)	-
Proceeds from advances from Group companies	-	-	-	11,680	(11,680)	-
Repayment of advances from Group companies	-	-	-	(11,680)	11,680	-
Proceeds from issuance of Preferred Shares, net of issuance costs	909,273	-	-	-	(13,587)	895,686
Repayment of a shareholder receivable resulting from Reorganization	20,000	-	-	-	-	20,000
Repurchases of Ordinary Shares	(37,804)	(9,451)	-	-	-	(47,255)
Repurchases of Preferred Shares	(70,300)	-	-	-	-	(70,300)
Other financing activities	-	-	(2,900)	-	-	(2,900)
Net cash provided by (used in) Financing Activities	821,169	459,775	283,594	-	(769,307)	795,231

Notes:

*	The payment by Primary Beneficiary of VIE on behalf of Group companies was reclassified on consolidation level in accordance with nature.

**	As of December 31, 2020 and 2021, amounts due to non-VIE subsidiaries included nil and RMB93.0 million for net debt financing from Group companies to the consolidated VIE not yet returned.
(1)	Represents the elimination of the intercompany transaction at the consolidation level.
(2)

Represents the elimination of intercompany balances among Yatsen Holding Limited, other subsidiaries, primary beneficiary of VIE, and VIE and VIE’s subsidiaries, which related to advances borrowed, payable for product and services in the normal course of business.

(3)	Represents the elimination of the investment among Yatsen Holding Limited, other subsidiaries, primary beneficiary of VIE, and VIE and VIE’s subsidiaries.
(4)

For the years ended December 31, 2019, 2020 and 2021, cash paid by the VIE to Primary Beneficiary of VIE were RMB190,373 thousand, RMB313,678 thousand and RMB236,389 thousand, respectively, which represented purchase of inventories, logistics services and promotion services.

Selected Consolidated Financial Data

The following selected consolidated statements of operations and selected consolidated statements of comprehensive income (loss) for the years ended December 31, 2019, 2020 and 2021, selected consolidated balance sheets data as of December 31, 2020 and 2021, and selected consolidated cash flow data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. Our selected consolidated statements of operations and comprehensive loss data and selected consolidated statements of cash flow data presented below for the years ended December 31, 2018 and our selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statements of operations and selected consolidated statements of comprehensive income (loss) for the years ended December 31, 2018, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Selected Consolidated Statements of Operations and Selected Consolidated Statements of Comprehensive Income (Loss):
Total net revenues	635,316	3,031,167	5,233,170	5,839,973	916,419
Total cost of revenues	(232,073)	(1,103,509)	(1,869,145)	(1,941,177)	(304,613)
Gross profit	403,243	1,927,658	3,364,025	3,898,796	611,806
Operating expenses(1):
Fulfilment expenses	(81,270)	(300,122)	(425,052)	(434,018)	(68,107)
Selling and marketing expenses(2)	(309,331)	(1,251,270)	(3,412,159)	(4,005,589)	(628,564)
General and administrative expenses	(43,315)	(209,326)	(2,142,973)	(941,347)	(147,718)
Research and development expenses	(2,641)	(23,179)	(66,512)	(142,086)	(22,296)
Total operating expenses	(436,557)	(1,783,897)	(6,046,696)	(5,523,040)	(866,685)
Income/(loss) from operations	(33,314)	143,761	(2,682,671)	(1,624,244)	(254,879)
Income/(loss) before income tax expenses	(36,114)	147,335	(2,681,445)	(1,547,959)	(242,908)
Income tax expenses	(4,010)	(71,976)	(6,970)	921	145
Net income/(loss)	(40,124)	75,359	(2,688,415)	(1,547,038)	(242,763)
Less: Net income/(loss) attributable to non-controlling interests	-	-	(608)	(6,304)	(989)
Net income/(loss) attributable to our shareholders	(40,124)	75,359	(2,687,807)	(1,540,734)	(241,774)
Accretion to preferred shares	(3,465)	(59,200)	(242,209)	-	-
Deemed dividends due to modification of preferred shares	(3,521)	(61,239)	(1,054,220)	-	-
Net income/(loss) attributable to our ordinary shareholders	(47,110)	(45,080)	(3,984,236)	(1,540,734)	(241,774)
Net income/(loss)	(40,124)	75,359	(2,688,415)	(1,547,038)	(242,763)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	240	13,822	(111,697)	(158,515)	(24,874)
Total comprehensive income/(loss)	(39,884)	89,181	(2,800,112)	(1,705,553)	(267,637)
Net income/(loss) per ordinary share
Net income/(loss) per ordinary share-basic	(0.17)	(0.10)	(4.78)	(0.61)	(0.10)
Net income/(loss) per ordinary share-diluted	(0.17)	(0.10)	(4.78)	(0.61)	(0.10)
Shares used in computing net income/(loss) per share
Ordinary shares-basic	271,261,594	450,499,736	833,714,126	2,526,833,201	2,526,833,201
Ordinary shares-diluted	271,261,594	450,499,736	833,714,126	2,526,833,201	2,526,833,201

Notes:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfilment expenses	-	-	(2,947)	(13,122)	(2,059)
Selling and marketing expenses	-	-	(54,332)	(80,558)	(12,641)
General and administrative expenses	(14,031)	(74,995)	(1,841,409)	(418,823)	(65,722)
Research and development expenses	-	-	(1,900)	(17,937)	(2,815)

(2)	Amortization of intangible assets resulting from assets and business acquisitions were allocated as follows:
	For the Year Ended December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selling and marketing expenses	-	(370)	(2,630)	(41,573)	(6,524)

The following table presents our selected consolidated balance sheets data as of December 31, 2018, 2019, 2020 and 2021:

	As of December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash, cash equivalents, and restricted cash	25,062	676,579	5,733,392	3,138,008	492,422
Short-term investment	-	10,000	-	-	-
Accounts receivable	64,748	265,302	419,317	355,837	55,839
Inventories, net	87,494	504,049	616,808	695,761	109,180
Prepayments and other current assets	22,756	115,231	304,641	366,191	57,463
Amounts due from related parties	87,898	664	14,370	60	9
Total current assets	287,958	1,571,825	7,088,528	4,555,857	714,913
Property and equipment, net	3,810	109,410	285,297	245,314	38,495
Right-of-use assets, net	19,617	263,346	536,710	422,966	66,373
Total assets	328,221	2,010,317	8,307,738	7,272,009	1,141,136
Accounts payable	90,222	400,542	466,705	240,815	37,789
Accrued expenses and other liabilities	77,901	191,065	411,944	370,531	58,142
Total current liabilities	187,265	763,343	1,130,677	877,583	137,710
Total non-current liabilities	11,544	172,787	313,467	386,933	60,718
Total liabilities	198,809	936,130	1,444,144	1,264,516	198,428
Total mezzanine equity	187,887	1,129,987	-	338,587	53,132
Total shareholders’ equity/(deficit)	(58,475)	(55,800)	6,863,594	5,668,906	889,576
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	328,221	2,010,317	8,307,738	7,272,009	1,141,136

The following table presents our selected consolidated cash flow data for the years ended December 31, 2018, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data
Net cash used in operating activities	(96,207)	(6,179)	(983,368)	(1,020,441)	(160,130)
Net cash used in investing activities	(7,877)	(148,172)	(508,832)	(1,484,257)	(232,912)
Net cash provided by financing activities	123,678	795,231	6,680,869	(1,706)	(267)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	790	10,637	(131,856)	(88,980)	(13,963)
Net increase in cash and cash equivalents and restricted cash	20,384	651,517	5,056,813	(2,595,384)	(407,272)
Cash and cash equivalents and restricted cash at the beginning of the year	4,678	25,062	676,579	5,733,392	899,694
Cash and cash equivalents and restricted cash at the end of the year	25,062	676,579	5,733,392	3,138,008	492,422
A.	[Reserved]
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•	We operate in a dynamic industry and have a limited operating history. Our historical results of operations and financial performance may not be indicative of future performance;
•

The beauty industry is highly competitive. If we are unable to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected;

•	Our success is dependent on the continued popularity of our products and our ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner;
•	Our new product introductions may not be as successful as we anticipate, which could have a material adverse effect on our business, prospects, financial condition and results of operations;
•	Our business depends, in part, on the quality, effectiveness and safety of our products;
•	We may not be able to successfully implement our growth strategy;
•	We may be unable to manage our growth effectively or efficiently;

•	We have incurred net loss in the past, and we may not be able to achieve or maintain profitability in the future;
•

We rely on third-party e-commerce platforms to sell our products online. If such platform’s services or operations are interrupted or if our cooperation with such platforms terminates, deteriorates or becomes more costly, our business and results of operations may be materially and adversely affected;

•	Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products or adequately manage our inventory;
•

Our business and prospects depend on our ability to build our brands and reputation, which could be harmed by negative publicity with respect to us, our products and operations, our management, brand ambassadors, KOLs, or other business partners; and

•	Our operations have been, and may continue to be affected by the COVID-19 pandemic.

Risks Relating to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

•

We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through (i) our subsidiaries in China and (ii) the VIE with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Yatsen Holding Limited, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole;

•	We rely on contractual arrangements with the VIE and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership;
•	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business; and
•	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business.

Risks Relating to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but not limited to, the following:

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;
•

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs;

•

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline;

•

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections;

•

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment; and

•

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Risks Relating to Our ADSs

In addition to the risks described above, we are subject to general risks relating to our ADSs, including, but not limited to, the following:

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors;
•

We have received a letter from the NYSE, notifying us that we are below compliance criteria in connection with the performance of trading price of our ADSs. If the market price for our ADSs remains below US$1.00 for an extended period of time, or reaches an abnormally low level at any time, our ADSs may be delisted from the NYSE;

•

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline; and

•

Our dual-class voting structure may render the ADSs representing our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.

Risks Relating to Our Business and Industry

We operate in a dynamic industry and have a limited operating history. Our historical results of operations and financial performance may not be indicative of future performance.

We started operation in 2016. Our total net revenues increased by 72.6% from RMB3.03 billion in 2019 to RMB5.23 billion in 2020 and by 11.6% from RMB5.23 billion in 2020 to RMB5.84 billion (US$916.4 million) in 2021. As a company with a relatively limited operating history, our historical growth may not be indicative of our future performance. We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. In future periods, our revenue could decline or grow more slowly than we expect. We may also incur significant losses in the future for a number of reasons, including as a result of the materialization of the following risks and the other risks described in this annual report, and we may encounter unforeseen difficulties, complications, delays and other unknown factors:

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

•

we may fail to successfully implement our new business initiatives, especially expansion into new offerings or new business lines in which we have limited or no prior experience, including sustaining continued expansion of Perfect Diary, Little Ondine, Abby’s Choice, Galénic, the mainland China business of DR.WU, Eve Lom, Pink Bear and EANTiM as well as any new brand we may launch or acquire in the future;

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

Our ability to compete also depends on the continued strength of our brand and products, our ability to predict and capture industry trends and consumer preferences, the success of our marketing, innovation and execution strategies, the continued diversification of our product offerings, the successful management of new product introductions and innovations, strong operational execution, including in order fulfilment and supply chain management, and our success in entering new markets and expanding our business in existing geographies. If we are unable to continue to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected.

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

We generated net income of RMB75.4 million in 2019, incurred net loss of RMB2.69 billion in 2020 and incurred net loss of RMB1.55 billion (US$242.8 million) in 2021. We also had negative cash flows from operating activities of RMB6.2 million,

RMB983.4 million and RMB1.02 billion (US$160.1 million) for the fiscal years ended December 31, 2019, 2020 and 2021, respectively. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to maintain profitability will depend in large part on our ability to maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. We also expect to continue to make significant future expenditures related to the continuous development and expansion of our business, including:

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

Currently, we rely on third-party e-commerce platforms such as Tmall, JD.com and Vipshop, among others, for online sales of our products and derive a material portion of our online sales revenue through and from such platforms. In 2019, 2020 and 2021, a majority of our gross sales were generated through our store on third-party e-commerce platforms. If such platform’s services or operations are interrupted, if such platforms fail to provide satisfactory customer experience and fail to attract new and retain existing users, if our cooperation with such third-party e-commerce platforms terminates, deteriorates or becomes more costly, or if we fail to incentivize such platforms to drive traffic to our flagship stores or promote the sale of our products, our business and results of operations may be materially and adversely affected. We cannot guarantee that we will be able to find alternative channels on terms and conditions commercially acceptable to us in a timely manner, or at all, especially given their leading position and significant influence in China’s e-commerce industry. In addition, any negative publicities about such third-party e-commerce platforms, any public perception or claims that non-authentic, counterfeit or defective goods are sold on such platforms, be it with merit or proven or not, most of which are beyond our control, may deter visits to the platforms and result in less customer traffics to our flagship stores or fewer sales of our products, which may negatively impact our business and results of operations.

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

Our ability to maintain our reputation and brand is affected by many factors, some of which are beyond our control. These factors include our ability to provide a satisfactory consumer experience, which in turn depends on our ability to bring innovative products to the market at competitive prices that respond to consumer demands and preferences, our ability and that of our manufacturing and service partners to comply with ethical and social standards, such as those concerning animal testing, and various and evolving rules and standards related to product quality and safety, labor and environmental protection, our ability to produce safe and high-quality products, our ability to provide satisfactory order fulfilment services, and our ability to provide responsive and superior customer services. Failure to succeed in any of these areas could damage our customer experience, our reputation and brand image and our ability to retain and attract customers. The success of our brand may also suffer if our marketing plans or product initiatives do not have the desired impact on our brand’s image or its ability to attract consumers. In the past three years, we have invested substantial efforts in promoting our brands. See also “—We have incurred significant costs for a variety of sales and marketing efforts, including mass advertising and heavy promotions to attract customers through multiple channels. If we are unable to conduct our sales and marketing efforts in a cost-effective and efficient manner, our results of operations and financial conditions may be materially and adversely affected.” We cannot assure you, however, that these activities are and will be successful or that we can achieve the brand promotion effect we expect. If we are unable to preserve our reputation, enhance our brand recognition or increase positive awareness of our products, it may be difficult for us to maintain and grow our consumer base, and our business, financial condition and results of operations may be materially and adversely affected.

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

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. Substantially all of our revenues and workforce are concentrated in China. Our financial position, results of operations and cash flows are affected by the trajectory of COVID-19, including its impact on the beauty industry and the Chinese economy in general. The spread of COVID-19 and the emergence of the new mutated variants such as Delta and Omicron variants has resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China and travel restrictions as well as quarantine measures since 2020. Consequently, social and economic activities throughout China were curtailed from time to time, and opportunities for discretionary consumption, especially in offline sales channels, were adversely impacted during the period.

Since the second half of 2020 and up to the date of this annual report, many of the preventive measures to counter the spread of COVID-19 imposed by local governments have been relaxed and re-imposed from time to time as the pandemic eased temporarily and the new variants emerged. Therefore, the results of our operations fluctuated during the period. In particular, the release of the pent-up demand due to the amelioration of COVID-19 from the second half of 2020 to the first half of 2021 led to us recording a higher total net revenue in the first half of 2021 compared to that in 2020 and 2019, respectively. However, the spread of the new variants of COVID-19 such as Delta and Omicron variants resulted in the overall weakening consumer sentiment and purchasing activities and reduced foot traffic at our offline retail stores, which together adversely impacted our sales through our offline retail stores since the second half of 2021 and negatively impacted our total net revenues in the second half of 2021. Overall in 2021, our total net revenues for the full year of 2021 increased by 11.6% to RMB5.84 billion (US$916.4 million) from RMB5.23 billion in the prior year. In addition, our online sales volume over the same period fluctuated due to the unavailability of, or delays in, delivery services during such period. In terms of our supply and inventory management, while our ODM/OEM and packaging supply partners and other service partners had to operate at reduced capacity during such period, we were able to maintain sufficient levels of inventory and fulfilment capacity through our self-operated warehouses. In early 2022, lockdown restrictions have been imposed to contain the spread of COVID-19 in several cities in China, which have and may continue to impact our operations and financial results with regard to the foregoing aspects.

The COVID-19 pandemic continues to evolve, and restrictions have been lifted and re-imposed from time to time in certain cities of China to combat regional outbreaks. In addition, the longer-term trajectory of COVID-19, both in terms of the scope and intensity of the pandemic, in China, together with its impact on the industry and the broader economy are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. The extent to which COVID-19 impacts our financial position, results of operations and cash flows in future periods will depend on the future developments of the pandemic, including the outbreak of Delta and Omicron variants and potential future variants of the virus, the effectiveness of the mass vaccination programs, the development in medical treatment and other actions taken to contain its spread, which are highly uncertain and unpredictable. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China, our business, results of operations and financial condition could be materially and adversely affected.

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

As of December 31, 2021, we had approximately 1,092 beauty advisors. Although we provide standardized employee conduct training and beauty product training for all our beauty advisors and maintain a detailed employee handbook regulating employee conduct, there is no assurance that our beauty advisors will provide consistently satisfactory customer service to our customers. In addition, as our network of beauty advisors continues to rapidly expand along with our growth, it may be harder for us to manage our advisors and ensure the quality of services they provide to our customers. Any negative customer service experience with our beauty advisors either offline in our physical stores or online through our customer communities or one-on-one chats may discourage customers from purchasing our products and adversely affect our reputation and brand image.

We also operate one customer service center in Guangzhou which provides service daily from 8:30 a.m. to midnight, handling all kinds of customer queries and complaints regarding our products and services. As of December 31, 2021, we had 294 customer service representatives at our customer service center. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. There is no assurance that we will be able to maintain a low turnover rate of existing employees and provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

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

We aim to bring to consumers affordable high-quality beauty products and experiences. The pricing of our products is based on multiple factors, including, without limitation, the pricing of the components, ingredients and raw materials, costs of product development, anticipated sales volume, manufacturing costs and logistics service expenditures. Benefiting from our deep engagement with our customers and our data analytic technologies, we are in a good position to analyze consumers’ preferences and demands, evaluate the market acceptance and potential sales volume of our new products to be launched, which enables us to price our products at a competitive rate. Nevertheless, we cannot ascertain that we will adopt a competitive pricing strategy for our products at all times. If we price our products too low, our profit margin will suffer. If we price our products higher than consumers’ expected price, we may not achieve the sales volume we expect, in which case revenues from the corresponding products may be negatively affected.

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

We cooperate with popular KOLs to promote our brand awareness and drive traffic to our online and experience stores. We collaborated with KOLs of varying popularity with different follower bases to promote our products and drive traffic to our online and experience stores. If we are unable to attract new popular KOLs or retain existing ones to partner with us in promoting our brands and products, especially those with a large number of followers that we rely on to promote our brands and products, our ability to influence the purchase decisions of our targeted consumers may be impaired. In addition, we occasionally cooperate with some of the KOLs based on oral agreements or in other informal manners to accommodate our fast-paced sales and marketing activities, which may expose us to higher risk of disputes with these KOLs over the terms and conditions of the cooperation. In case disputes arise out of our cooperation with KOLs based on oral or informal agreements, we may be left in a weaker position to prove our case compared to cooperation based on formal written agreements entered into.

In addition to cooperating with popular KOLs, we incubate KOLs on our own. We incurred a significant amount of operating expenses in training and providing professional support to our KOLs for fiscal years 2019, 2020 and 2021. A significant portion of such expenses in respect to each KOL are incurred before the KOL has developed a sufficiently large fan base or generated any revenue for us. The success of KOLs is subject to many uncertainties, including their personal style, charisma, attitude and professionalism and other circumstances beyond our control. We cannot assure that the efforts we invest in cultivating KOLs will achieve the level of success we expect. If any of our KOLs fails to develop a large follower base to our expectations, we may fail to recoup the costs incurred in training and supporting such KOL, which may adversely impact our business and results of operations.

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

As a relatively young company, we have invested, and will continue to invest, a large amount of financial and other resources in promoting our brand awareness and acquiring customers, including expanding our marketing and sales teams, retaining KOLs and purchasing advertisements. In the fiscal years ended December 31, 2019, 2020 and 2021, we incurred RMB1.25 billion, RMB3.41 billion and RMB4.01 billion (US$628.6 million) in selling and marketing expenses, accounting for 41.3%, 65.2% and 68.6% of our total net revenues, respectively. Our marketing and branding activities may not be well received, successful or cost-effective, which may lead to significantly higher marketing expenses in the future. We may also not be able to continue our existing marketing and branding activities, or successfully identify and utilize the new trends in marketing strategies, channels and approaches that appeal to or fit in the lifestyle of our targeted customers. We may also fail to adjust our sales and marketing strategies fast enough to stay current with consumers’ behavioral changes in using internet and mobile devices. Failure to refine our existing marketing strategies or introduce new effective marketing strategies in a cost-effective manner could negatively impact our business, results of operations and financial condition. In addition, failure to comply with relevant provisions of Advertising Law of the PRC, promulgated by the Standing Committee of the National People’s Congress, or the SCNPC in 1994 and amended on October 26, 2018, Regulations on the Supervision and Administration of Cosmetics, or the Supervision Regulations, promulgated by the State Council on June 16, 2020 and became effective as of January 1, 2021, and other relevant laws and regulations will result in the restriction, inhibition or delay of our ability to sell products. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Cosmetic Products, Regulations Relating to Food Business, Regulations Relating to Product Quality and Consumers Protection, and Regulations Relating to Advertising.”

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

We currently rely on certain ODM/OEM and packaging supply partners based in China to produce most of our products, including in some cases only a single contract manufacturer for some of our products. Our top five ODM/OEM and packaging supply partners collectively accounted for a majority of our total purchase amount from all OEM/ODMs in 2019, 2020 and 2021, respectively. Our reliance on a limited number of ODM/OEM and packaging supply partners for each of our products exposes us to a number of risks, since we do not currently have alternative or replacement ODM/OEM and packaging supply partners beyond these key parties.

We usually enter into framework engagement contracts with our ODM/OEM and packaging supply partners and then place orders to the ODM/OEM and packaging supply partners when manufacturing needs arise. We may experience operational difficulties with our ODM/OEM and packaging supply partners, including reductions in the availability of production capacity of our ODM/OEM and packaging supply partners due to reasons such as competing orders or sudden increases in demand, failure to comply with product specifications, insufficient quality control, unauthorized disclosure of sensitive information such as product formulation, failure to meet quality control standards and production deadlines, delays in delivery of products to our warehouses, increases in manufacturing costs and longer lead time. Our ODM/OEM and packaging supply partners may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component, ingredient or raw material shortages, fire, cost increases, violation of environmental, health or safety laws and regulations and national and industrial standards in terms of product safety, health epidemics, or other problems. For example, in the third quarter of 2021, the Chinese government implemented measures to ration electricity, which affected the operations of some of our ODM/OEM and packaging supply partners and in turn affected our business. We may be unable to pass potential cost increases associated with operational difficulties to our customers. In the event of interruption from any of our ODM/OEM and packaging supply partners, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. In addition, as we cooperate with these third party ODM/OEM and packaging supply partners on a non-exclusive basis, we cannot ensure that such contract manufacturers will not prioritize orders of other principals, including our competitors, in the case of supply shortages. We may also have disputes with our ODM/OEM and packaging supply partners, which may result in litigation expenses, divert our management’s attention and cause supply shortages to us. Further, we may not be able to renew contracts with our ODM/OEM and packaging supply partners for our existing products on acceptable terms, or at all, or identify ODM/OEM and packaging supply partners who are capable of producing our existing and new products we target to launch in the future. Our competitors could enter into restrictive or exclusive arrangements with our ODM/OEM and packaging supply partners that could impair or eliminate our access to such manufacturing capacity. It may take a significant amount of time to identify ODM/OEM and packaging supply partners that have the capability and resources to produce our products to our specifications in sufficient volume. Identifying suitable ODM/OEM and packaging supply partners is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other practices. Accordingly, a partial or complete loss of any of our significant contract manufacturers, or a significant adverse change in our relationship with any of our ODM/OEM and packaging supply partners, could have an adverse effect on our business, financial condition and operating results.Any failure of such partners to perform with regards to quantity, quality, timely supply of products or other obligations under our agreements may have a material negative impact on our business and results of operations. Furthermore, we also work with these third-party manufacturers to formulate certain of our products. We cannot assure you that they do not ever and will not deviate from their covenants. Any leakage, plagiary or disclosure of the formulas for manufacturing our products could be detrimental to our business prospects and results of operations. In the event they violate confidentiality agreements with other parties when developing formulas for us, we could be negatively affected.

We have entered into a joint venture arrangement with Cosmax to build a cosmetics manufacturing hub in Guangzhou. The joint venture had secured a land site of 33,186 square meters in March 2020. The manufacturing hub is currently under construction and production in the new hub is currently expected to begin in 2023. Our collaboration with Cosmax and our investment in establishing the manufacturing facility in Guangzhou as a minority shareholder are subject to a number of risks, many of which are beyond our control, including but not limited to the potential failure of the manufacturing base currently under construction to start operations on time due to delays in construction and other reasons beyond our control, our limited influence over Cosmax, our lack of control over the board of directors of the joint venture and limited ability in monitoring and controlling the actions of the joint venture, potential dispute between us and Cosmax over corporate governance matters, and risks associated with possible deviations from the requirements under, or the non-performance of, the joint venture agreement by Cosmax. If any of the risks materialize, our business, results of operations and financial condition may be adversely affected.

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

The manufacturing, distribution, packaging, importation and exportation of beauty products and their components, ingredients and raw materials are subject to complex product safety-related laws, regulations and national and industrial standards. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Cosmetic Products.” To maintain compliance and promote product safety, we have established a team dedicated to product quality inspection, product sampling and quality issues resolution and cooperate with the world’s leading testing centers to continually oversee the quality and safety of our products. In addition, we closely work with our counsel on the development in laws, regulations and standards applicable to our business. However, as these laws, regulations and standards are relatively new and their interpretation and implementation have been constantly evolving, we cannot assure that the competent authorities will always hold the same view as our counsel team does in terms of the compliance of our business operations.

We currently outsource our product manufacturing to third party ODM/OEM and packaging supply partners, and in many cases rely on them to procure raw materials, components and ingredients. Thus, we do not have sufficient control over the raw material procurement and manufacturing process and cannot be sure that all of the suppliers of raw materials, components and ingredients chosen by our contract manufacturers would have met our standards and expectations and been selected by us had we done the procurement ourselves, neither could we guarantee that no contaminations, defects or other safety issues would happen with respect to the raw materials, components and ingredients or during the manufacturing process. We have required our ODM/OEM and packaging supply partners to deliver reports evidencing the safety of the products and imposed compliance covenants on the ODM/OEM and packaging supply partners. However, we cannot be sure that these measures are or will be effective in preventing all defects or safety issues or otherwise maintaining full compliance of our products with product safety related laws, regulations and standards. Our exposure to product liability risk may increase as our manufacturing and sales volume increases. The situation is further complicated by the fact that a product may be safe for the general population when used as directed but could cause an adverse reaction for a person who has a health condition or allergies, or who is taking a prescription medication. While we include what we believe are adequate instructions and warnings, previously unknown adverse reactions could occur. If we discover that any of our products are causing adverse reactions, we could suffer adverse publicity or administrative sanctions. If any batch of our products contain contaminants, fail to meet national safety standards or otherwise has defects or safety issues, we may need to suspend the sale or, in severe cases, order recalls of such batch or all of the products in question.Any failure or perceived failure to comply with laws, regulations or standards with respect to product safety, or any sale suspension or product recall may lead to government investigations, penalties and lawsuits and may result in adverse publicity, potential significant costs in connection with the suspension of sales or recall, and could have a material and adverse effect on our business, financial condition and results of operations.

We rely on third-party service providers for logistics services. If these service providers fail to provide reliable services, our business and reputation may be adversely affected.

We rely on third-party couriers and logistics providers for order fulfilment and delivery services, including, among others, collection of products, warehousing services, shipping products to our customers, our experience stores and our designated warehouses and handling product returns. While these arrangements allow us to focus on our main business, they reduce our direct control over the logistics services provided to our customers. Logistics in our primary locations or transit to final destinations may be disrupted for a variety of reasons, including events that are beyond our control or the control of these service providers, such as inclement weather, natural and man-made disasters, health epidemics, information technology system failures, transportation disruptions, labor unrest, commercial disputes, military actions or economic, business, labor, environmental, public health, or political issues. In addition, if our third-party logistics service providers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. If any of our service providers’ operations or services are disrupted or terminated, we may not be able to find alternative service providers with quality and on commercial terms to our satisfaction in a timely and reliable manner, or at all. Furthermore, delivery personnel of contracted third-party logistics service providers act on our behalf and interact with our customers personally. We need to effectively manage these third-party logistics service providers to ensure the quality of customer services. If our products are not delivered in proper condition or in a timely manner or there is any other failure to provide high-quality delivery services to our customers, our products may be compromised, customer experience may be impaired and, as a result, our business and reputation could suffer. Further, if our logistics providers raise their fee rate, we may incur additional costs and may not be able to pass such costs to our customers.

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

Failure to successfully manage our fulfilment infrastructure expansion or any interruption in the operation of the warehouse facilities for an extended period may negatively affect our business and results of operations.

We believe that our fulfilment infrastructure, consisting of strategically located warehouses, is essential to our supply chain management. Most of the warehouses we use are operated by third-party vendors over which we have limited control. We provide our operating standards under our operating agreements with third-party vendors and typically renew these agreements on an annual basis. Our ability to process and fulfill orders accurately and provide high quality customer service depends on the smooth operation of the warehouse facilities. Any decrease in the quality of service offered by these third-party vendors will adversely affect our reputation and business operations. The warehouse facilities may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, health epidemics, human error and other events. If any of the warehouse facilities were rendered incapable of operations, then we may be unable to fulfill our orders on a timely basis, which could result in canceled sales and a loss of customer loyalty and have a material adverse impact on our business, financial condition and results of operations. For example, business operations at warehouse facilities could be disrupted if any of the employees working therein are suspected of being infected with COVID-19, since it could require the employees to be quarantined and/or the facilities to be disinfected. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

We primarily lease properties for our offices, experience stores and warehouse. We usually prefer to enter into long-term lease agreements with real estate owners for a period of around three years. To the extent we need to terminate the lease and relocate prior to the expiration of the lease term, we may face termination fees or be liable for breach of contracts. Meanwhile, for those locations that we want to continue our presence, we may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms, or at all. Certain leases we entered into with relevant real estate owners contain covenants relating to periodical turnover commitments or certain minimum operation results commitments. We cannot assure you that we will be able to fulfill such covenants at all times. Our failure to comply with relevant covenants may result in the real estate owners’ unilateral right to terminate the relevant leases and may therefore be forced to relocate our affected operations. Any of these occurrences could disrupt our operations and result in significant relocation expenses, which could, adversely affect our business, financial condition and results of operations. Further, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could maintain, extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. Further, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

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

•

the ability to retain and effectively manage senior management and key personnel of our acquired businesses against the backdrop of the intense international competition for high quality management personnel;

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

We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends, and we are required to comply with PRC and other applicable laws relating to privacy, personal information, data security and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends to guide our product development and to improve our products and customer experience. We face risks inherent in handling and protecting customer data and information. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

•	Protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees and third parties;

•	addressing concerns related to personal information, data protection, cybersecurity and other factors; and
•

complying with applicable laws, rules and regulations relating to the collection, use, storage, processing, transfer, provision, disclosure, deletion and security of data, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the SCNPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

•

In June 2021, the SCNPC promulgated the Data Security Law, which took effect in September, 2021. The Data Security Law, among other things, provides for national security review procedure for data processing activities that affect or may affect national security. In July 2021, the state council promulgated the Security Protection Regulations for Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Measures for Cybersecurity Review, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Measures for Cybersecurity Review, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Measures for Cybersecurity Review further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

•

In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

•

In August 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We only collect basic user personal information that is necessary to provide the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect personal information and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Revised Measures for Cybersecurity Review and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Revised Measures for Cybersecurity Review and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Revised Measures for Cybersecurity Review and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on data security and personal information protection would have a material adverse impact on our business.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR.

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

We accept payments from our customers using a variety of methods, including online payments with credit cards and debit cards issued by major banks and payment through third-party online payment platforms such as Weixin Pay and Alipay.We also rely on third parties to provide payment processing services. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment options. We may also be subject to various rules, regulations, and requirements, regulatory or otherwise, governing electronic fund transfers and online payment, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic fund transfers, or facilitate other types of online payments, and our business, financial condition, and results of operations could be materially and adversely affected.

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

For the fiscal years ended December 31, 2019, 2020 and 2021, we had negative cash flows from operating activities of RMB6.2 million, RMB983.4 million and RMB1.02 billion (US$160.1 million), respectively. We may require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives, investments or acquisitions we may decide to pursue. To the extent we are unable to generate sufficient cash flow, we may be forced to cancel, reduce or delay these activities. Our ability to generate cash to meet our operating needs and expenditures will depend on our future performance and financial condition, which will be affected by financial, business, economic, legislative, regulatory and other factors, including potential changes in costs, pricing, the success of product innovation and marketing, competitive pressure and consumer preferences. If our cash flows and capital resources are insufficient to fund our cash needs, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations. Alternatively, if our sources of funding are insufficient to satisfy our cash requirements, we may seek to obtain credit facilities or sell equity or debt securities. The sale of equity securities would result in dilution of our existing shareholders, including holders of our ADSs. The incurrence of indebtedness would result in debt service obligations and operating and financing covenants that could restrict our operations. Furthermore, it is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all, which could materially and adversely affect our business, financial condition and results of operations.

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

We leverage the internet for many of our sales, consumer acquisitions and engagement and daily operations. Foreign ownership of and the licensing and permit requirements pertaining to companies operating in the internet industry are subject to government scrutiny. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of such industries include, but are not limited to, the following:

•	We operate our business and hold licenses through the VIE and its affiliates due to restrictions on foreign investment in businesses providing value-added telecommunication services.
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

We cannot assure you that subsequent laws and regulations or interpretation of existing ones would not render our operations noncompliant or that we would always be in full compliance with applicable laws and regulations. In the event that we must remedy any violations, we may be required to modify our business models in a manner that undermines the experience of our customers. We may also become subject to fines or other penalties and, if we determine that the requirements to operate in compliance are overly burdensome, we may elect to terminate the non-compliant operations. In each case, our business, financial condition and results of operations may be materially and adversely affected.

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

Internet and beauty industry and certain business models and practices such as the operation of franchise business and export oriented e-commerce business in China are highly regulated, and requires multiple licenses, permits, filings and approvals to conduct and develop business. Currently, we have obtained the following valid licenses through the VIE and other subsidiaries:

value-added telecommunication business operation license for provision of internet information services, or the ICP License, and the cosmetics operation permit and the permit to produce and distribute radio and television programs, Record Filing Certificate for Operation of Class II Medical Devices for medical facial masks sales and Registration Certificate for Operation of Class III Medical Devices for color contact lens sales. In addition, we have completed the foreign trade business operator registration and the export goods consignor/consignee registration for our sales to the Southeastern Asia and other overseas markets. However, as a fast growing company with limited operating history that is continuously exploring more approaches to conduct sales and marketing cost-effectively and capture points of growth, we have not obtained all the licenses, registrations and filings necessary or advisable for certain of our operations, especially the newly launched ones. We enable our customers to share and replay video clips on our Weixin mini-program, which may require us to obtain a License for Online Transmission of Audiovisual Programs. We launched our franchise business model for our products under the brand of Perfect Dairy in the second half of 2020, which requires us to file the franchise agreement in effect with the regulatory authorities within 15 days after a franchise agreement is entered into. We currently have not obtained these permits or licenses or completed the relevant registrations or filings, which may subject us to warnings, orders of correction, pecuniary penalties or other administrative proceedings. As of the date of this annual report, we have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of licenses, permits, registrations or filings. However, we cannot assure you that we will not be subject to any administrative action that may materially and adversely affect our business, financial condition and results of operations.

In addition, certain licenses, permits or registrations we hold are subject to periodic renewal. If we fail to maintain or renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on a timely manner, our operations could be disrupted. In addition, under relevant PRC laws and regulations, the VIE as license holders are required to update certain licenses if any change to their respective name, registered capital or legal representative during the validity period of such license. If we fail to properly renew and maintain all such requisite licenses on time, we may face penalties and in extreme circumstances, order to suspend or terminate our website and online business.

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

We have identified one material weakness in our internal control over financial reporting as of December 31, 2021, and if we fail to implement and maintain an effective system of internal controls over financing reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is our lack of sufficient financial reporting and accounting personnel with appropriate knowledge and experience to (i) establish and implement key controls over period end closing and financial reporting and (ii) handle complex accounting issues and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. The material weakness, if not timely remediated, may lead to material misstatements in our consolidated financial statements in the future. Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remediate these deficiencies. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, as we have ceased to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

On September 5, 2018, our board of directors approved the establishment of the Share Option Plan, which plan was later amended and restated on July 26, 2019, March 25, 2020 and September 11, 2020. The Share Option Plan shall be valid and effective for ten years from September 11, 2020. The maximum number of shares that may be issued pursuant to all awards under the Share Option Plan shall be 249,234,508 shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” For the years ended December 31, 2019, 2020 and 2021, we recorded an aggregate of RMB75.0 million, RMB1.90 billion and RMB530.4 million (US$83.2 million), respectively, in share-based compensation expenses. The share-based compensation expenses recorded in 2021 were much lower as compared with those recorded in 2020, primarily due to a share-based compensation charge triggered by our initial public offering in November 2020. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, we will continue to incur share-based compensation expenses which may have an adverse impact on our results of operations.

Failure to fully comply with PRC labor-related laws may expose us to potential penalties.

Under the PRC Social Insurance Law and the Regulations on the Administration of on Housing Provident Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds. In this connection, employers are required, together with their employees or separately, to pay the contributions to social insurance and housing provident funds for their employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Certain of our PRC subsidiaries failed to make social insurance and housing fund contributions in full for their employees. If the relevant PRC authorities order us to make up for social insurance and housing fund contributions or impose fines and legal sanctions on us for our failure to make social insurance and housing fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

In addition, under the Labor Law and the Notice on Issuing the Measures for the Examination and Approval of Flexible Working Hours Arrangement and Comprehensive Working Hours Scheme Adopted by Enterprises, enterprises that are not in a position to implement standard working hours arrangement may adopt special working hours arrangement, including flexible working hours arrangement and comprehensive working hours arrangement. Entities adopting the aforementioned special working hours arrangement shall apply for approval with relevant governmental authorities, otherwise in case of labor disputes, the entities may be required to pay additional compensation to their employees. If the relevant PRC authorities find that our working hour practice constitutes a special working hours arrangement which requires governmental approval, we may be required to pay additional compensation to our employees in case of labor disputes. Also, if we fail to make corrections in time, we may be subject to fines which may adversely affect our business, financial condition and results of operations.

Furthermore, pursuant to the Labor Contract Law and the Interim Provisions on Labor Dispatch, responsibilities assigned to dispatched workers shall be temporary and ancillary in nature and the number of dispatched workers of any given employer shall not exceed 10% of the employer’s total labor force. See “Item 4. Information on the Company—B. Business Overview—

Regulations—Regulations Relating to Employment.” Certain of our PRC subsidiaries hired dispatched workers from dispatch agencies in the past and the number of dispatched workers exceeded 10% the total number of staff of the subsidiary. Although we aimed to not assign dispatched workers on significant tasks, there is no assurance that the assignments performed by them were always temporary and ancillary in nature. We have ceased to hire dispatched workers as of the date of this annual report and have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from relevant PRC authorities. However, we cannot assure you that the relevant PRC authorities will not take administrative actions against such PRC subsidiaries of ours for their past practice. To the extent administrative actions are imposed, our business, financial condition and results of operations may be negatively impacted.

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

COVID-19 has had a severe and negative impact on the Chinese and global economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown, especially considering the multiple recent outbreaks in various countries and regions as well as the uncertainties brought by the newly launched vaccination programs. Even before the outbreak of COVID-19, the global macroeconomic environment had been facing challenges. The growth of the Chinese economy has gradually slowed down in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which may increase market volatility across the globe. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.

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

Our headquarters are located in Guangzhou, where most of our management and the majority of our employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Guangzhou or Guangdong as a whole, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

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

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the conflict in Ukraine and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between the United States and China on trade matters, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. In addition, China has implemented, and may further implement, measures in response to new trade policies, treaties and tariffs initiated by the U.S. government. The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of the Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the Ministry of Commerce of China published new rules in January 2021 to counter restrictions imposed by foreign countries on Chinese citizens and companies. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations.

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

Foreign ownership in entities that provide internet and other related businesses, including the value-added telecommunication services, is subject to restrictions under current PRC laws and regulations, unless certain exceptions are available. We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises. To ensure compliance with the PRC laws and regulations, we conduct our principal business in China through our WFOE, the VIE and its subsidiaries incorporated in China. We have entered into contractual arrangements with the VIE and its shareholders, through which we obtain effective control over the VIE and substantially all of the economic benefits arising from the VIE and are able to consolidate the financial results of the VIE in our results of operations.

Our PRC legal counsel, Zhong Lun Law Firm, has advised us that subject to the risks as disclosed in “—Risks Relating to Our Corporate Structure,” (i) the ownership structures of our WFOE and the VIE in China are not in violation of mandatory provisions of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements among our WFOE, the VIE and its shareholders governed by PRC law are not in violation of mandatory provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

However, we are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China through our subsidiaries and the VIE with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Yatsen Holding Limited, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our shares may decline in value if we are unable to assert our contractual control rights over the VIE, which contributed to 8.9% of our revenues in 2021.  Our holding company in the Cayman Islands, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

We have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC governmental authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIE or our right to receive substantially all the economic benefits and residual returns from the VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

Although we believe we, our PRC subsidiaries and the VIE comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the VIE do not comply with applicable law, it could revoke the VIE’s business and operating licenses, require the VIE to discontinue or restrict the VIE’s operations, restrict the VIE’s right to collect revenues, block the VIE’s websites, require the VIE to restructure our operations, impose additional conditions or requirements with which the VIE may not be able to comply, impose restrictions on the VIE’s business operations or on its customers, or take other regulatory or enforcement actions against the VIE that could be harmful to its business. Any of these or similar occurrences could significantly disrupt our or the VIE’s business operations or restrict the VIE from conducting a substantial portion of its business operations, which could materially and adversely affect the VIE’s business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the VIE, we may not be able to consolidate such entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the VIE and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

We have to rely on the contractual arrangements with the VIE and its shareholders to operate the business in areas where foreign ownership is restricted, including provision of certain value-added telecommunication services. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate a large portion of our business through the contractual arrangements with the VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of the VIE were to refuse to transfer their equity interests in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration if legal action becomes necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be negatively affected.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIE have executed powers of attorney to appoint our WFOE or a person designated by our WFOE to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements we have entered into with the VIE may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, until when it remains uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission and took effect in July 2020. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Applicable of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our control over the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the

VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

We may lose the ability to use and enjoy assets held by the VIE that are critical to the operation of our business if the VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Although our wholly foreign-owned subsidiaries produce a significant majority of our revenues and hold a significant majority of our operational assets, the VIE holds certain assets that may be critical to the operation of our business. Main assets held by the VIE include the majority of the social platforms and content offering platforms we operate such as Weixin public accounts and mini-programs, which are registered and held by the VIE and its subsidiaries, and the ICP License and the permit to produce and distribute radio and television programs, which are critical to the online operation of our business. If the shareholders of the VIE breach the contractual arrangements and voluntarily liquidate the VIE or its subsidiaries, or if the VIE or its subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if the VIE or its subsidiaries undergo an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

A large portion of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic, political and social conditions in China generally. The PRC economy differs from the economies of most developed countries in many respects, including the level of development, growth rate, level of government involvement and control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. In addition, the PRC government continues to play a significant role in regulating industry development by imposing relevant industrial policies.

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

Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

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

PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADS from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In March 2022, the SEC issued its first list of issuers identified under the HFCAA indicating that the companies on the list will be subject to the delisting provisions if they remain on the list for three consecutive years. After we file this annual report on Form 20-F, we expect to be identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ended December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the CSRC published the Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Administrative Provisions, and the Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), or the Draft Measures for Record-filing. Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in China and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing. Failure to complete the record-filing under the Draft Administrative Provisions may subject a PRC domestic company to a warning or a fine of RMB1 million to RMB10 million. If the circumstances are serious, the PRC domestic company may be ordered to suspend its business or suspend its business until rectification, or its permits or businesses license may be revoked. On the press conference held by the CSRC on December 24, 2021, a CSRC officer expressed that the record-filing requirement would be imposed starting from the new listing and new financing activities and the sufficient transition period would be given for the existing public companies offering their securities on the oversea stock exchanges before the effectiveness of these drafts. As a follow-up, on

December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate both direct and indirect overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Under the Draft Provisions, failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.”

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. On the press conference held by the CSRC on December 24, 2021, the respondent CSRC official indicated that if relevant domestic laws and regulations have been observed, companies with compliant variable interest entity structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant variable interest entity structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance, or the MOF, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the Revised Measures for Cybersecurity Review and the Draft Regulations, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such filing procedures and any approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct a majority of our operations in China and a majority of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management named in the annual report inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as most of them currently resides outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or the VIE. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

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

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation, or SAT, issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

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

The M&A Rules adopted by six PRC regulatory agencies in 2006 and amended in 2009 and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the SCNPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring a transaction through a proxy or contractual control arrangement.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds from our securities offering to make loans or additional capital contributions to our PRC subsidiaries and the VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and the VIE and its subsidiaries. We may make loans to our PRC subsidiaries and the VIE and its subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises, or FIEs, under PRC law, are subject to applicable foreign exchange loan registrations. If we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, (a) in the event that the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration and other relevant rules applies, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches, or (b) in the event that the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, applies, the balance of such loans will be subject to the risk-weighted approach and the net asset limits and we will need to file the loans with the SAFE in its information system pursuant to applicable requirements and guidelines issued by the SAFE or its local branches. Pursuant to PBOC Notice No.9, upon expiry of the one-year transition period commencing on January 11, 2017, the PBOC and the SAFE would determine the cross-border financing administration mechanism for the FIEs after evaluating the overall results of implementing PBOC Notice No.9. As of the date of this annual report, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. Currently, our wholly foreign-owned subsidiaries, Guangzhou Yatsen and Aoyan, are subject to the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration, which means loans extended by our offshore entities to our wholly foreign-owned subsidiaries in China to finance their activities may not exceed the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. However, it is uncertain what mechanism will be adopted by the PBOC and the SAFE in the future and what statutory limits will be imposed on loans provided by an offshore entity like our Company to its PRC subsidiaries.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or the VIE or its subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries, neither can we guarantee that we will be able to provide loans in such amount as needed by our PRC subsidiaries or the VIE in a timely manner. If we fail to complete such registrations or obtain such approvals or fund the amount needed by our PRC subsidiaries or the VIE in a timely manner, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and consolidated variable interest entity to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

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

Since our ADSs became listed on the New York Stock Exchange on November 19, 2020, the trading price of our ADSs has fluctuated significantly. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	actual or anticipated variations in our revenues, earnings, cash flow and changes or revisions of our expected results;
•	fluctuations in operating metrics;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	announcements of new products and services and expansions by us or our competitors;
•	changes in financial estimates by securities analysts;
•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
•	changes in the economic performance or market valuations of other beauty companies;
•	conditions in the beauty market;
•	detrimental negative publicity about us, our competitors or our industry;
•	additions or departures of key personnel;

•	our share repurchase programs;
•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
•	regulatory developments affecting us or our industry;
•	general economic or political conditions in China or elsewhere in the world;
•	fluctuations of exchange rates between the RMB and the U.S. dollar; and
•	potential litigation or regulatory investigations.

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

If the market price for our ADSs remains below US$1.00 for an extended period of time, or reaches an abnormally low level at any time, our ADSs may be delisted from the NYSE.

Pursuant to NYSE Rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 within the applicable cure period following receipt of the notification. The company can regain compliance at any time during the cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. In addition, we understand that the NYSE has a policy to suspend trading immediately and commence delisting procedures if the market price of securities becomes “abnormally low.” We received a letter from the NYSE dated April 11, 2022 notifying us that (i) we are below compliance standards due to the trading price of our ADSs and (ii) the applicable cure period for us to regain compliance expires on October 11, 2022.  We intend to monitor the market conditions of our listed securities and will consider various measures to resolve the non-compliance caused by adverse effects on its trading price and avoid any potential delisting.  We intend to cure the deficiency within the prescribed cure period. However, we cannot assure you that we will stay compliant with these NYSE listing rules at all times going forward. If our ADSs are delisted from the NYSE, the liquidity and value of an investment in our ADSs will be materially and adversely affected.

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

Mr. Jinfeng Huang, our founder, chairman of the board of directors and chief executive officer and Mr. Jianhua Lyu, our co-founder, director and chief sales officer, beneficially owned all of our Class B ordinary shares as of February 28, 2022. These Class B ordinary shares constitute 28.1% of our total issued and outstanding share capital and 88.7% of the aggregate voting power of our total issued and outstanding share capital as of February 28 2022 due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

On November 17, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$100 million of our ordinary shares (including in the form of ADSs) over the following 24 months through November 16, 2023. The share repurchase program, authorized by our board of directors, does not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs. The share repurchase program could affect the price of our ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our ADSs. We had accumulatively repurchased approximately US$3.5 million of ADSs in 2021.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and stockholder’s equity, and any investment in our ADSs could be greatly reduced.

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

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. Section 303A.01 of the NYSE Listed Company Manual requires a listed company to have a majority of independent directors. Section 302.00 of the NYSE Listed Company Manual requires a listed company to hold an annual shareholders' meeting during each fiscal year. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

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

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the “asset test.” Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. In particular, recent decline in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to decline and, consequently, we cannot assure you of our PFIC status for any taxable year. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. Our management will continue to be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

ITEM 4.INFORMATION ON THE COMPANY

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

In February 2019, we gained control and beneficial ownership of Huizhi Weimei. In July 2019, Guangzhou Yatsen signed a series of contractual arrangements with Huizhi Weimei and its shareholder to formalize the control and beneficiary ownership it has over Huizhi Weimei.

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

In October 2020, we acquired Galénic, an iconic premium skincare brand, from Pierre Fabre Dermo Cosmetics Laboratory, one of the largest dermatology and skincare group in Europe.

In January 2021, we acquired the mainland China business of DR.WU, a professional skincare brand developed by renowned dermatologists. In March 2021, we acquired Eve Lom, a prestige skincare brand from Manzanita Capital. In October 2021, we acquired EANTiM, a professional-channel skincare brand.

Our principal executive offices are located at Building No. 35, No. 2519 East Xingang East Road, Haizhu District Guangzhou 510330, People’s Republic of China. Our telephone number at this address is +86 20 3837-3543. Our registered office in the Cayman Islands is located at c/o Office of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.yatsenglobal.com. The information contained on SEC’s website or our website is not a part of this annual report.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Material Cash Requirements” for a discussion of our capital expenditures.

B.	Business Overview

Yatsen is a leading China-based beauty group with the mission of creating an exciting new journey of beauty discovery for consumers around the world. Founded in 2016, we have launched and acquired numerous color cosmetics and skincare brands including Perfect Diary, Little Ondine, Abby’s Choice, Galénic, DR.WU (its mainland China business), Eve Lom, Pink Bear and EANTiM. Our flagship brand, Perfect Diary, is one of the leading color cosmetics brands in China in terms of online retail sales value. Leveraging our digitally native direct-to-customer business model, we built a platform with core capabilities which enables us to launch and scale multiple brands quickly while offering a wide selection of products to a growing variety of customers. Yatsen primarily reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

The beauty industry in China is evolving rapidly. For many Chinese beauty consumers, massive e-commerce platforms have become default shopping destinations. More recently, dynamic social and content platforms play an expanded role in consumers’ discovery and purchase of beauty products. At the same time, domestic Chinese beauty brands have made significant progress in upgrading their product quality, R&D capability and in-house or outsourced manufacturing capabilities, by partnering with technologically advanced ODM/OEM and packaging supply partners who have extensive experience working with large international beauty brands. In addition to these trends, Chinese consumers, particularly those in the Gen-Z and Millennial demographics, prefer brands that offer personalized products as well as represent strong local Chinese identities.

As a result, we were able to create and operate a group of distinctive beauty brands, reimagined from the ground up, that partners with these marketing channels and supply chain players in a more integrated and unique way and provides young consumers with a superior experience and an engaging new journey of beauty discovery.

We have experienced significant growth since our inception. Our net revenues increased from RMB3.03 billion in 2019 to RMB5.23 billion in 2020, and further to RMB5.84 billion (US$916.4 million) in 2021. As of December 31, 2021, we had 294 experience stores globally, an increase from 241 stores at the end of 2020. We believe these stores help us drive stronger engagement with our customers by providing a physical space to sample our products and engage with our brands.

To replicate the success of Perfect Diary, we have expanded our brand portfolio to cover additional beauty product categories, consumer demographics, and price points. At the end of October 2020, we consummated the acquisition of Galénic, an iconic premium skincare brand, from Pierre Fabre, a French pharmaceutical and dermo-cosmetics group. Galénic was introduced in France and other European markets in the late 1970s by Mr. Pierre Fabre, a renowned French pharmacist who invented and expanded the dermo-cosmetics category worldwide. Throughout 2021, we supported the growth of the brand in Europe and China by capitalizing on its French identity and partnering with Pierre Fabre to develop and launch new products.

In January 2021, we acquired the mainland China business of DR.WU, a dermatologist skincare brand. We leveraged its brand equity, proven products and formulations, combined with our DTC model and platform capabilities,and achieved significant sales growth over the past year. In March 2021, we acquired Eve Lom, a prestige skincare brand from Manzanita Capital. Eve Lom combines high quality natural ingredients with the latest scientific innovations to create a radiance effect on the skin. In March 2021, we also launched the brand Pink Bear targeting teens and price-sensitive young adults in the lower mass color cosmetics market.

In October 2021, we acquired EANTiM, a professional-channel skincare brand. Founded in 2018 by a team with extensive background in the pharmaceutical and skincare sectors, EANTiM develops products focused on improving skin health via the emerging field of microbiome.

Our Diverse Brand Portfolio

Color Cosmetics Brands

Our color cosmetics brands consist of Perfect Diary, Little Ondine and Pink Bear, which offer a broad range of color cosmetics products, including eye, face and lip products to provide our customers a full-spectrum of beauty experience. In 2019,

2020 and 2021, we generated gross sales of RMB3.51 billion, RMB5.80 billion and RMB5.84 billion (US$915.9 million) from the sales of products under our color cosmetics brands, respectively, representing 100.0%, 96.2% and 85.4% of our gross sales in 2019, 2020 and 2021, respectively.

Perfect Diary

Perfect Diary is our first and largest brand. We launched Perfect Diary in 2017 to provide high-quality and innovative color cosmetics with exquisite designs targeting Gen-Z. With a broad and growing portfolio of products that spans the color cosmetics, skincare, beauty tools and kits categories, Perfect Diary offers comprehensive beauty solutions at a mass-market price point. In particular, during Tmall’s 2021 Singles’ Day Event from November 1, 2021 to November 11, 2021, Perfect Diary was the top selling domestic color cosmetics brand on Tmall by sales. Perfect Diary received numerous awards and recognitions for its loose powder, lipstick and eyeshadow products from Cosmo, Women’s Wear Daily and Marie Claire throughout 2021.

Little Ondine

Little Ondine was founded in Shanghai in 2013. Little Ondine initially gained popularity with its odorless, non-toxic, easy peel-off and fashionable nail polish. We acquired Little Ondine in 2019 and have since expanded its product variety and offerings. Little Ondine now features trend-setting and functional eye, lip and face makeup products, such as eyebrow pencils, eyeliner, mascara, matte lipsticks and liquid foundation. Little Ondine’s loyal customers mainly include women between the ages of 20 to 29 in Tier 1 and Tier 2 cities who are more willing to purchase products at higher price points. In the Singles’ Day event on Tmall in 2021, Little Ondine ranked among the top 10 best-selling domestic Chinese color cosmetics brand on Tmall by sales.

Pink Bear

Pink Bear is a color cosmetic brand newly launched by us in March 2021 to target the teenage and young adult customer base. Employing a “young girl” style and brand identity, the brand is envisioned to provide high value-for-money products at a lower mass-market price point, with a focus on the lip gloss product category. In the Singles’ Day event on Tmall in 2021, Pink Bear ranked among the top ten best-selling domestic Chinese color cosmetics brands on Tmall by sales.

Skincare Brands

Our skincare brands include Abby’s Choice, Galénic, DR.WU (mainland China business), Eve Lom and EANTiM, which offer products featuring high-quality formulas, ingredients and packaging. In 2019, 2020 and 2021, we generated gross sales of nil, RMB230.3 million and RMB995.5 million (US$156.2 million) from the sales of products under our skincare brands, respectively, representing nil, 3.8% and 14.6% of our gross sales in 2019, 2022 and 2021, respectively.

Abby’s Choice

Benefiting from powerful consumer insights developed from data collected from our large customer base, we realized that younger beauty consumers are highly focused on safe and effective skincare. In response, we developed Abby’s Choice, a skincare-focused brand, providing effective skincare solutions, such as masks, toner, face cream, eye cream and anti-acne patches. Products under this brand have particularly benefited from our strong R&D capabilities, through which we are able to continually develop and introduce new products in close collaboration with third-party R&D laboratories.

Galénic

Originated from Paris, Galénic was founded in 1978 by Mr. Pierre Fabre, a well-known pharmacist, botanist and the inventor of dermo-cosmetics, with the aim of offering women high-end dermo-cosmetics with proprietary formulation and highly demonstratable effectiveness. Galénic was Yatsen’s first premium skincare brand which we acquired from Pierre Fabre group, one of the largest pharmaceutical and demo-cosmetic group in Europe. With its R&D expertise and strong roots in France, Galénic’s products are known for its scientific formula which are derived from precious plant essence and ingredients to create effective skincare solutions as well as elegant skincare experience for women. As part of the acquisition of Galénic, we established long-term R&D, product innovations and manufacturing collaboration with Pierre Fabre to support the Galénic brand going forward. Today, Galénic’s products are sold in Europe, Asia and the Middle East.

In 2021, we launched Galénic in China and embarked on a number of marketing initiatives to increase brand awareness of Galénic among Chinese consumers. Galénic’s N°1 Poudre Vitamine C Pure Eclaircissante product series, which feature facial serums with highly concentrated 20% Vitamin C extract designed to reduce dark spots and brighten the skin, won numerous recognitions from industry publications such as Elle and Bazaar. In the Singles’ Day event on Tmall in 2021, Galénic ranked as the top-selling new imported serum brand on Tmall Global by sales.

DR.WU (mainland China business)

Founded in 2003, DR.WU is a professional skincare brand developed by renowned dermatologist, Dr. Ying-Chin Wu. DR.WU created a technologically-advanced skincare line of hypoallergenic and highly efficacious products, leveraging 50 years of experience in dermatology and extensive research on skin immunology and laser treatment as well as a team of seasoned dermatologists. DR.WU’s products have received numerous awards and recognition from beauty media and platforms. We completed the acquisition of DR.WU’s mainland China business in January 2021. Post-closing, we re-launched the DR.WU brand in mainland China market by simplifying the product line-up to the core Mandelik Acid serum series. We also re-positioned the brand as a professional dermatologist-grade skincare brand offering highly efficacious solutions for acne-related skin problems. In the Singles’ Day event on Tmall in 2021, DR.WU (mainland China business) ranked as the top-selling acid-related brand on Tmall by sales. Today, we have an ongoing strategic partnership with DR.WU on research and development, product innovation and brand building.

Eve Lom

Eve Lom is a prestige skincare brand founded in 1985 by the renowned facialist Eve Lom. Eve Lom’s eponymous skincare collection has won numerous awards, with products featuring high quality natural ingredients which creates a luxurious and efficacious skincare experience. Eve Lom is sold through a global distribution network with notable strength in Asian markets. With its e-commerce channels, the brand has built a large following worldwide. We acquired Eve Lom from Manzanita Capital in March 2021, who retains a minority stake in the business and serves as a strategic partner to Yatsen going forward. Post-closing, we increased the investment of resources in Eve Lom’s China operations and announced a new brand spokesman, Chinese celebrity Yang Yang, during the fourth quarter of 2021.

EANTiM

EANTiM is a professional-channel skincare brand focused on developing products to improve skin health via the emerging field of microbiome. EANTiM was founded in 2018 by a management team with extensive background in pharmaceutical research and functional skincare.

Our Wide Selection of High-Quality and Memorable Products

Eye Makeup

Our portfolio of accessible, high-quality eye makeup includes eyeshadow, eyeliner, mascara and eyebrow-grooming products. Perfect Diary’s top-rated eye cosmetics products include various shimmer and matte eye shades that customers can use to customize a multitude of looks. We offer everything from the basics to the most on-trend color cosmetics products, attracting customers who consistently return for the latest looks. We frequently introduce experimental shades for creating bold ensembles and incorporate innovative themes into our eye makeup products, such as the Perfect Diary Explorer Eyeshadow Palettes, which we developed in partnership with Discovery Channel and were inspired by the eyes of wild animals. Our Perfect Diary Explorer Eyeshadow Palettes series won the Eye Makeup of the Year Award from Vogue in 2021. Our Perfect Diary Red-crowned Crane Eyeshadow Palette and Perfect Diary Red Fox Eyeshadow Palette won Women’s Wear Daily China’s Biodiversity Contribution Fashion Award and Bazaar’s Best Eyeshadow Award, respectively, in 2021.

Lip Makeup

We offer a wide assortment of lip products. Our lip products are made in a range of forms, including lipsticks, lip glosses and liners, and feature various traits, including long-wear, all-day moisture, weightless satin-soft finish, matte finish, creamy, glossy and semi-glossy. Our popular Perfect Diary ReadMe Lip Gloss and Perfect Diary Stiletto Lipstick sold over 10 million and 9 million units in 2021, respectively. Our Perfect Diary “Silver Wing” Stiletto Lipstick was the winner of Cosmo’s Beauty Award for Best Lipstick of the Year in 2021.

Face Makeup

Many of our customers employ a multi-step beauty regimen that often involves products from a base primer layer to finishing and highlighting powders. Perfect Diary’s face makeup line includes a breadth of complexion essentials that our customers can use to prime their skin, conceal imperfections, smooth, sculpt, highlight certain areas of the face and define a look. Perfect Diary currently offers foundation, primer, blush, loose powder, concealer, bronzer, tinted moisturizer and highlighter products. In 2021 we launched the Perfect Diary Pearl Loose Powder product, featuring the proprietary SmartLOCKTM technology which we co-developed with the Chinese Academy of Science, designed to absorb excess oil from the skin without affecting the effect of makeup. This product was the winner of Women’s Wear Daily’s BeautyInc Award for Best New Cosmetic Product of the Year in 2021.

Skincare Products

We launched the Perfect Diary skincare line in 2018. In 2020, we also launched Abby’s Choice, specifically featuring effective skincare products. In the same year, we acquired Galénic, a premium cosmeceutical skincare brand that originated from France in 1978. In January 2021, we acquired the mainland China business of DR.WU, a dermatologist-developed, hypoallergenic and highly efficacious brand founded in 2003. In March 2021, we acquired the skincare brand Eve Lom, a prestige skincare brand with a portfolio of luxurious and effective products, many of which are award-winning. In October 2021, we completed the acquisition of EANTiM, a professional-channel skincare brand focused on developing products to improve skin health via the emerging field of microbiome.

Our assortment of skincare products includes face serums, face creams, eye creams, masks, toners, makeup removers, cleansers, ampoules, and anti-acne patches. Our most popular skincare products include (i) Abby’s Choice Amino Gentle Minimalism Facial Cleanser, which was awarded “The Best Amino Facial Cleanser” by Harper’s Bazaar in 2021, (ii) Galénic’s N°1 Poudre Vitamine C Pure Eclaircissante serum, featuring highly concentrated 20% Vitamin C extract designed for dark spot reductions and skin brightening applications, which also won awards from Harper’s Bazaar and Elle in 2021, and (iii) DR.WU Intensive Renewal Serum with Mandelic Acid, which was among the best-selling products in Tmall’s facial acid serum product category by sales during the Single’s Day event in 2021. In addition, combining high quality natural ingredients with scientific innovations, our iconic Eve Lom Cleanser has built a loyal following worldwide.

Other Products

Nail products

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

Beauty tools

We sell a broad range of makeup tools and accessories through Perfect Diary and Little Ondine brands to help customers enhance their makeup techniques. We currently offer a variety of beauty tools, including brush sets, cotton cosmetic pads, mirrors and makeup sponges to complement our eye, lip and face makeup products.

Kits

In addition to purchasing our products individually, customers can opt to purchase our sets and kits, which include a variety of products with limited editions for festivals or specific themes that make good gifts and collectors’ items.

Others

We also offer other products, such as perfumes and cross-over products including beauty devices and colored contact lenses to complement our customers’ beauty routine.

Our Massive Young and Loyal Customer Base

We serve a large number of customers across our brands, who comprise mostly of younger generations such as Gen-Z and Millennials and are drawn to our brand’s fashionable and accessible products as well as our innovative digital marketing strategy. While we started Perfect Diary targeting Gen-Z, we are expanding into both younger and older age groups as we launch new brands. For example, our Galénic and Eve Lom brands target an older, more affluent customer base.

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

Our Research and Development Capabilities

Our dedicated R&D team works closely with our product development and marketing teams to create and improve our formulas. Our R&D team has extensive work experience with established beauty brands and have expertise in biology, chemistry or biochemistry. As of December 31, 2021, we have registered a total of 118 patents, including five utility model patents, 74 design patents and 39 invention patents (some of which are in the process of being transferred to us), in addition to 28 patents currently pending approval worldwide. In 2019, 2020 and 2021, our R&D expenses totaled RMB23.2 million, RMB66.5 million and RMB142.1 million (US$22.3 million), representing 0.8%, 1.3% and 2.4% of our net revenues, respectively. As an organization, we will continue to invest in our R&D capabilities, with a focus on developing active ingredients and efficacious formulations as well as discovering cutting-edge innovations from biomedical and biotechnology fields with applications in color cosmetics and skincare in China.

Our R&D Facilities

We continued to expand our R&D capabilities in 2021. We currently operate an 1,896-square-meter state-of-the-art R&D Center located in Guangzhou, China. Our R&D team have developed full spectrum capabilities including fundamental research, ingredient quality testing, formula development, efficacy evaluation, sensory evaluation, safety evaluation and logistics support. We have started the construction of a large-scale manufacturing hub and R&D facility with Cosmax in Guangzhou in March 2021. The construction is ongoing and the facility is expected to feature best-in-class equipment for R&D when completed.

Our Global R&D Partnerships and Collaborations

We collaborate with various renowned research institutions, universities and hospitals in China and around the world under our “OpenLab” framework. Under this OpenLab framework, we seek to identify, develop and commercialize the latest innovations in skincare and cosmetics globally by collaborating with a network of highly capable partners and research institutions.

In January 2021, we formed a joint research lab with Huazhong University of Science and Technology and the National Engineering Research Center for Nanomedicine to develop nano-based active ingredients for serums in skincare applications. In March 2021, we deployed a nano-based active ingredient, which was developed during this partnership, and incorporated it into our Abby’s Choice ceramides series products.

In June 2021, we launched Perfect Diary Pearl Loose Powder which features the proprietary SmartLOCKTM technology which we co-developed with the Chinese Academy of Science. SmartLOCKTM was designed to absorb excess oil from the skin without affecting the effect of makeup. Other notable  technologies developed with significant contribution from our R&D team  in 2021 include the nano-targeting delivery system used in DR.WU’s new Mandelik Multiple Acid Renewal Mask, as well as the patented anti-skin darkening technology deployed in Little Ondine’s long-wear foundation product

In September 2021, we invested a minority stake in MingMed Biotechnology, a company focusing on the development of industry-leading pharmaceutical products, with a product pipeline covering medical aesthetics, innovative beauty drugs, cell therapy and small molecule immuno-oncology. With this investment, we intend to work with MingMed to develop and commercialize cutting-edge biomedical technologies for future potential applications in the field of beauty products.

In addition, we established an Innovative Skincare Laboratory with Ruijin Hospital’s dermatological department and formed a R&D partnership with the Sun Yat-sen University in October 2021. Ruijin Hospital, part of Shanghai Jiaotong University’s School of Medicine, is a Grade III Level General Hospital with an illustrious history. Its dermatological department has a nationally renowned national-grade clinic specializing in the diagnosis and treatment of refractory skin diseases. Sun-Yatsen University is also a nationally renowned academic research institution in China. Supported by both institutions’ expertise in dermatology, our partnerships will focus on discovering new active ingredients, formulations and advanced applications to address skin issues for Chinese consumers.

Aside from the aforementioned parties, our R&D team also works extensively with global leading R&D teams of ODM/OEM and packaging supply partners, including Cosmax, Intercos, Kolmar, Sensient Technologies and Naolys, to develop new formulations. Through our acquisition of Galénic, we have established a long-term collaboration with Pierre Fabre, a French-based pharmaceutical and dermo-cosmetics company, in the areas of research and development and product innovations for the Galénic brand. As part of our acquisition of DR.WU’s business in mainland China, we also established a long-term R&D collaboration with DR.WU to continue to support new product development and skincare research going forward. We will continue to strengthen our R&D capabilities by establishing new partnerships with leading global R&D institutions.

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

Cost-effective Self-owned Marketing Engine

There were, in aggregate, over 75 million followers across the various official accounts we own and operate on the various e-commerce and social media platforms as of March 31, 2022. Leveraging our large base of followers, we can quickly advertise to numerous customers with negligible marketing costs through posting advertisements and promotions on our official accounts.

Powerful and Pioneering KOL Marketing Capability

We have become one of the first beauty companies in China to systematically utilize KOLs on a large scale, leveraging a network of KOLs and celebrities across multiple e-commerce social platforms. We primarily work with KOLs directly rather than through intermediaries, which is a characteristic of our “direct-to-KOL” social marketing model. We also established our own MCN (multi-channel network) in 2019, recruiting and cultivating a number of KOLs that help to amplify our advertising messages and empowering these KOLs to connect with each of our varied customer groups.

Innovative IP-based Marketing

Through collaborative partnerships with other IP and brand owners, we have leveraged famous IP to help introduce certain of our unique products to new customers who may be more familiar with the IP but have not previously purchased our products. Such collaborative partnerships also allow us to generate additional engagement from our existing customer base. We have established a track record of infusing our products with popular IPs, creating successful, viral social media campaigns and top-selling products. We have successfully partnered with a number of IPs, such as the Metropolitan Museum of Art, The British Museum, Disney, Sponge Bob Square Pants, Sanrio, Honour of Kings, and Shanghai Fashion Week to launch a range of products that further expand our customer base.

Differentiated Celebrity Marketing Targeting Gen-Z

We partner with new generations of artists and content producers, including producers of popular reality shows, who are highly popular among Gen-Z and incubate new generations of celebrities through multiple rounds of competition involving votes from millions of viewers. We have engaged some of these emerging celebrities as our brand ambassadors, including Yibo Wang, Lusi Zhao, Liu Yu and Haoran Liu, each of them with millions of followers on their official Weibo accounts, and created interactive content and gift kits that appealed to the fans of such brand ambassadors to enhance our brand awareness by and connection with Gen-Z.

Our Seamless and Engaging Omni-channel Shopping Experience

Online Channels

We entered JD.com in April 2017, Tmall in August 2017, RED's e-commerce channel in September 2017, Vipshop in April 2018 and commenced operating company channels on Weixin in 2018. More recently, we entered Douyin and Kuaishou’s e-commerce channels in April 2019 and Dewu in February 2021. Today, our products are available across all major e-commerce platforms in China. Our ability to directly engage our customers across multiple channels differentiates us from traditional mass market brands, which typically focus on offline distribution and often through third-party retailers.

Customers can also discover and purchase our products through various social and content platforms, such as Douyin, Kuaishou, RED and Bilibili. The various social and content platforms combine digital and community-driven marketing with opportunities for direct purchase and have demonstrated great potential to access and convert customers into purchasers through introducing interesting and compelling digital contents. Shopping behaviors of customers on social and content platforms are more heavily influenced by digital content generated by KOLs and live broadcasting anchors.

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

Experience Stores

Empowered by our data and technology capabilities, our offline experience store network provides customers with seamless omni-channel shopping experiences and completes their journey of beauty discovery. As of December 31, 2021, we operated a total of 294 stores, compared to 241 stores as of December 31, 2020.

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

World-class Supply Chain

Our world-class supply chain capability is vital to our fast-growing business. We closely collaborate with a network of top-class ODM/OEM and packaging supply partners to produce our products, such as, Cosmax, Intercos, Shanghai Zhenchen, HCP and Qiaxing. All of the original ODM/OEM and packaging supply partners we work with are located in China and have established high-quality production standards by serving global premium and luxury beauty brands. The large scale of our business allows us to establish more favorable contract terms with manufacturers and produce high-quality products at a competitive cost. Meanwhile, our cooperation with these ODM/OEM and packaging supply partners enable us to use formulation packaging materials that reflect the latest technological trends and advancements.

As our sales continue to grow, we plan to also engage directly in the manufacturing of our products either through direct investment or joint venture. For example, we are in the process of building a manufacturing hub in Guangzhou through a joint venture with Cosmax, equipped with best-in-class R&D capabilities. We currently expect production to start in the new hub in 2023. Upon completion, we expect the manufacturing and R&D facility to be one of the largest and most technologically advanced cosmetics manufacturing base of its kind in China.

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

We cooperate with several internationally renowned quality inspection companies with China Metrology Accreditation, to ensure our products meet global and local standards. We provide oversight through regular on-site inspections and audits of our third-party manufacturers as well as component suppliers. Our quality assurance team also builds a scorecard to evaluate performance of third-party suppliers on a quarterly basis to ensure consistency of manufacturing quality and to provide incentives for top-performing partners. We terminate our collaboration with the partners who fail to meet our quality standards. In addition, we built our own testing laboratory with advanced equipment and our experienced team to validate finished products in 2021.

Fulfilment and Logistics

Our fulfilment team ensures orders are quickly, efficiently and accurately processed, packed, shipped and delivered to customers. In addition to our operated 46,997-square-meter warehouse, we also collaborate with six third-party storage companies and leverage their warehouse and geographical coverage. As of December 31, 2021, we fulfill through a total of fifteen warehouses in five cities in China. For logistics, we work closely with major third-party logistics companies such as SF Express to fulfill shipments to our customers.

With the assistance of third-party logistics companies and the wide geographic distribution of our warehouses, our proprietary inventory tracking system enables our customers to receive real-time updates regarding the status of their orders. We are continuously improving our fulfilment and logistics system to provide speedy delivery to our customers.

Data and Technology

Strong In-house Technology Team

Different from traditional beauty companies, our business model relies heavily on our technology and data. Our team of 160 engineers dedicated to technology, data and related functions develop and support the software and analytics on which our platform operates. This team accounted for 7.6% of our headquarters employees and 4.6% of our total employee base as of December 31, 2021. Many of our engineers have more than five years of coding experience in leading technology companies in China and around the world, having performed a variety of roles including product managers, user interface (UI) designers, front end and back end developers, testers, data analysts, algorithm engineers and architects. The team has developed a series of in-house systems across the value chain, including Supplier Relationship Management (SRM), Office Automation (OA), KOL Management System, Product Management System, Ecommerce Store (Xiaowanzi Weixin Shop), and Real-time Big Data Platform.

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

In order to create unique and engaging customer experiences, we have also been partnering with Tencent extensively to design and refine the social e-commerce experience on our Xiaowanzi Weixin Shop. For example, we regularly meet with Weixin product managers and engineers to explore new ways to offer seamless social e-commerce experiences, by launching social sharing games, by inviting customers to share their beauty experience with our content community, by building our brand name in search results, and by integrating membership, payment and fulfilment across our online and offline stores.

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

Trademark and Intellectual Property

Our most valuable intellectual property is our brand names, including Perfect Diary, Little Ondine, Abby’s Choice, Galénic, DR.WU, Eve Lom, Pink Bear and EANTiM. We have registered 1,518 trademarks in China and 1,164 trademarks outside China as of December 31, 2021 to protect our brand names. The design of the packaging of our products is an important element of the enhancement of our brand image. Therefore, where possible and economically reasonable, we have registered figurative trademarks in order to protect our original labels and design patents in respect of some of our packaging. As of December 31, 2021, we had registered a total of 118 patents, including five utility model patents, 74 design patents and 39 invention patents (some of which are in the process of being transferred to us),  and we had submitted applications for 28 patents which are currently pending approval worldwide.

We further protect our intellectual property, such as unpatented proprietary expertise and production formulation, innovation and other know-how through confidentiality agreements which we have been increasingly including in our employment contracts and in our agreements with third-party manufacturers and business partners to whom our formulas, designs or business information may be made available. We also regularly monitor the market for infringement of our IP, and will vigorously pursue and defend our rights against third parties whom we believe have infringed upon our intellectual property rights. So far, we have not experienced any material difficulties in protecting against the infringement of our intellectual property rights due to the lack of proprietary rights.

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

In 2021, we identified two top Corporate Social Responsibility (“CSR”) priorities for the Yatsen Group: (i) preservation of beauty in the natural environment, and (ii) the empowerment of females and feminine beauty in every aspect of life. To this end, we participated in SEE Foundation’s “Preserve China Beauty” campaign to protect red-crowned crane in March 2021, which occurred at the same time as the launch of our Perfect Diary Red-crowned Crane Eyeshadow Palette product that month. To further the goal of sustainable development, we also joined the Roundtable on Sustainable Palm Oil in December 2021 to manage our supply chain with the aim to minimize the negative impact of palm oil cultivation on the environment and communities in palm oil-producing regions.

From a product standpoint, the products under our Galénic and Abby’s Choice brands use Forest Stewardship Council (“FSC”) certified paper for 100% and 95% of its packaging, respectively, as of the date of this annual report. For Eve Lom, its Cleansing Oil Capsule product line uses natural plant extract ingredients and its packaging is 100% biodegradable. In addition, as a first step of our emission reduction strategy, we have made an assessment on the carbon footprint of Perfect Diary Slim Lipstick with the goal to reduce the carbon emission of our products.

Furthermore, as a brand in support of female empowerment, in May 2020 we pledged to donate RMB2 million over the next three years to support China Women’s Development Foundation to create job training, job placement and innovation support to women living in rural, high-poverty areas. In September 2021, we initiated a program called “create a beautiful life” to recruit and train over 160 females with financial difficulties such as laid-off workers to help them develop makeup skills for free, with the goal of incentivizing them with the beauty of life.

We also believe it is our responsibility to contribute to our community in difficult times, and have supported China’s nationwide efforts to contain the pandemic during the COVID-19 outbreak. Among other things, we made an aggregate of RMB2 million cash donation to two charitable foundations to fund purchases of medical devices and consumables and support the frontline medical workers. In December 2021, we were recognized for our ESG contributions evident by the 2021 Chinese Enterprises CSR rankings by YiCai.

Insurance

We maintain a range of insurance coverage in relation to our business that is customary for our industry, including, without limitation, property damage, product liability insurance and carriage of goods insurance.

We have not made any material claims on any insurance policy maintained by us during the period beginning January 1, 2021 to the date of this annual report.

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

(i)

Responsibilities of the different parties in the operation of cosmetics. Firstly, the Supervision Regulations for the first time introduce the concepts of registrant and record-filing applicant of cosmetics. The applicant for registration or record-filing of cosmetics shall undertake the main responsibilities for the quality, safety and effectiveness claims of cosmetics. Specifically, an applicant for registration or record-filing of cosmetics shall be responsible for the registration or filing before sale of such cosmetics, the monitoring of adverse reactions, the evaluation and reporting, product risk control and recall, and safety reevaluation of the products and raw materials after sale of such cosmetics to ensure quality and safety of the registered/filed products. In addition, the claims for the effectiveness of all types of cosmetics shall be supported by sufficient scientific basis and an extract of the papers, research data or product evaluation material on which such effectiveness is claimed to be based shall be made public on websites designated by the regulatory authority. An applicant registering or filing the record for cosmetics shall be subject to the supervision of the NMPA. Secondly, an applicant for registration or record-filing of cosmetics may entrust another enterprise (OEMs) with the production of cosmetics. The OEMs shall obtain the corresponding license for production of cosmetics and shall carry out production in accordance with the laws, regulations, mandatory national standards, technical specifications and contractual agreements, and be responsible for production activities and accept the supervision of the applicant for registration or record-filing of cosmetics. With respect to our business operation, we will become the applicant for registration or record-filing of cosmetics under the Supervision Regulations and undertake main responsibilities for quality, safety and effectiveness claims of our cosmetics products.

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

Pursuant to the Regulations on the Supervision and Administration of Cosmetics, or the Supervision Regulations, a producer of cosmetic products shall obtain and maintain a license for cosmetic production issued by the local administrative regulator. In addition, special cosmetics shall be registered from the competent administrative regulator, otherwise those who produce or distribute special cosmetics may be subject to confiscation of the relevant products and illegal gains, a fine according to the value of the cosmetics illegally produced or distributed, or suspension of business or the revocation of the license for cosmetic production. In cases where producers cooperate with OEMs to manufacture such products, the OEM, instead of the producer, shall obtain and maintain the above-mentioned certificates. As for the labels of cosmetic products, information such as name and address of the registrant or the record-filing applicant of cosmetics, production license number, and standard number for product implementation shall be contained. The labels of such cosmetic product shall not contain any statement that explicitly and implicitly implies medical effects, and contain false or misleading content, and contain content contrary to public order and good morals or include any other content prohibited by the relevant laws and regulations. Violation of such provisions may result in confiscation of the relevant products and illegal gains, monetary fine or other punishment.

Pursuant to the Measures for the Administration of the Registration and Recordation of Cosmetics, or the Registration and Recordation Measures promulgated by the SAMR on January 7, 2021, and effective as of May 1, 2021, ordinary cosmetics produced domestically shall be subject to the online record-filing procedure before the entry into the market. The competent administrative regulator shall conduct supervisory inspection of the activities relating to and recordation of record-filing applicant of cosmetics. Producers of such products will be ordered to take corrective measures if the inspection results revealed any noncompliance. In particular, if the recordation materials in relation to the safety of such cosmetics fail to comply with the requirements, producers of such products may be concurrently ordered to suspense the sale of such cosmetics.

In order to coincide with the implementation of the Supervision Regulations and the Registration and Recordation Measures, the NMPA promulgated the Notice on Issuing the Measures for the Administration of the Registration and Recordation of Cosmetics on March 5, 2021, which provides that the record-filing applicant of cosmetics shall undergo recordation of cosmetics through the new information service platform for the recordation from May 1, 2021. In addition, it requires that record-filing applicant who has fulfilled the procedure of online record-filing on the original platform shall submit related information of the ordinary cosmetics through the new filing platform before May 1, 2022. As for the ordinary cosmetics, the annual reporting system is adopted from January 1, 2022, which requires that the record-filing applicant of cosmetics shall submit the annual report annually through the new filing platform mentioned above.

The Regulations on the Supervision and Administration of Cosmetics, or the Supervision Regulations, was promulgated by the State Council on June 16, 2020 and will become effective as of January 1, 2021 to replace the Hygiene Regulations.

Regulations Relating to Foreign Investment

The Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the 2021 Negative List, as promulgated on December 27, 2021 by the National Development and Reform Commission, or the NDRC, and the MOFCOM, and taking effect on January 1, 2022, and the Encouraged Industry Catalogue for Foreign Investment (2020 version), as promulgated by the NDRC and the MOFCOM on December 27, 2020 and taking effect on January 27, 2021. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. According to the 2021 Negative List, foreign equity ownership in any given value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

In order to coincide with the implementation of the Foreign Investment Law (as defined below) and the Implementing Regulations of the Foreign Investment Law (as defined below), the MOFCOM and the SAMR promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, effective as of January 1, 2020, which provides that foreign investors or the FIEs shall submit investment information by submitting initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system.

Announcement of the Ministry of Commerce 2019 No.62—Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by MOFCOM on December 31, 2019 and Circular of the State Administration for Market Regulation on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the Foreign Investment Law promulgated by SAMR on December 28, 2019 further refine the related rules.

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

Regulations Relating to Value-Added Telecommunications Services

Foreign investment in value-added telecommunications

Foreign direct investment in telecommunications companies in China is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, respectively. The FITE Regulation provides that a foreign-invested telecommunications enterprise in the PRC, or the FITE, must be established as a sino-foreign equity joint venture for operations in the PRC. Under the FITE Regulation and in accordance with WTO-related agreements, the foreign party investing in a FITE engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE. In addition, the major foreign party as the shareholder of the FITE must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. The FITE that meets these requirements must obtain approvals from the MIIT, and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of the FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the current effective Catalogue of Telecommunications Services, or the Telecom Catalog.

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

Due to a lack of interpretive materials from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies, including limitations on our ability to own key assets.” In order to comply with PRC regulatory requirements, we operate a portion of our business through the VIE, with which we have contractual relationships but in which we do not have direct ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the PRC internet sector, we could be subject to severe penalties.

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

The MIIT released the Circular on Regulating the Use of Domain Names in Internet Information Services on November 27, 2017, effective as of January 1, 2018, which provides that the domain names used by the internet information service provider in providing internet information services shall be registered and owned by such internet information service provider, and if the internet information service provider is a legal entity, the domain name registrant shall be the legal entity (or any of its shareholders), or its principal or senior manager.

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

On August 31, 2018, the SCNPC promulated the E-Commerce Law of the PRC, or the E-Commerce Law, which became effective on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s e-commerce business and clarified the obligations of the e-commerce business operators and the possible legal consequences if e-commerce business operators are found to be in violation of legal obligations. For example, pursuant to the E-Commerce Law, the e-commerce business operators shall disclose information about goods or services provided comprehensively, truthfully, accurately and promptly in order to protect the consumers’ rights to know and rights to choose. The e-commerce business operators shall not fabricate transactions or users’ comments to conduct false or misleading business promotions so as to defraud or mislead consumers. Violation of the provisions of the E-Commerce Law may result in being ordered to make corrections within a prescribed period of time, confiscation of illegally obtained gains, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities.

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

Regulations Relating to Medical Devices

The Regulation on the Supervision and Administration of Medical Devices, or Regulation on Medical Devices, as amended by the State Council on June 1, 2021, regulates entities that engage in the research and development, production, operation, use, supervision and administration of medical devices in the PRC. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, and the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness. The evaluation of the risk levels of medical devices takes into consideration the medical devices’ objectives, structural features, methods of use and other factors. Registration certificates are required for Class II and Class III medical devices. The classification of specific medical devices is stipulated in the Medical Device Classification Catalog, which was issued by the CFDA on August 31, 2017 and took effect on August 1, 2018. Violations of the Regulation on Medical Devices shall result in different penalties ranging from fines (fixed range or based on the values of the illegally manufactured goods in severe violations), confiscation of products illegally sold and illegally obtained gains, revoking licenses, suspension of business, being refused to review and approve the medical device permit within ten years after such violation, or even criminal liability.

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

Regulations Relating to Food Business

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. The Food Safety Law of the PRC, which took effect from June 1, 2009 and was amended by the SCNPC on April 24,

2015 ,December 29, 2018 and April 29, 2021, respectively, and the Implementation Regulations of the Food Safety Law of the PRC, which took effect from July 20, 2009 and were amended by the State Council on February 6, 2016 and on October 11, 2019, respectively, set up a system for the supervision and administration of food safety and stipulate food safety standards. The State Council implements a licensing system for food production and transaction. To engage in food production, sale or catering services, the business operator shall obtain a license in accordance with the laws. Furthermore, the State Council implements strict supervision and administration for special categories of foods such as healthcare foods, and formula foods for special medical purposes. Pursuant to the aforementioned laws and regulations, third-party platform providers of online transactions of food shall conduct real name registration for participating food business operators, and specify their food safety management responsibilities, and examine their licenses if such licenses are required in accordance with the relevant laws and regulations. Upon discovery of any violation by participating food business operators, third-party platform providers for online food transactions shall promptly suspend the business of the offender and forthwith report to the food safety supervision and administration department. Upon discovery of a serious illegal act, the third-party platform provider shall forthwith stop providing online trading platform service.

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

Regulations Relating to Import and Export Goods

Pursuant to the Customs Law of the PRC, promulgated by the SCNPC on January 22, 1987 and amended on July 8, 2000, June 29, 2013, December 28, 2013, November 7, 2016 , November 4, 2017 and April 29, 2021 respectively, unless otherwise stipulated, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the Customs. The consignees and consignors for import or export of goods and the customs brokers engaged in customs declaration shall register with the Customs in accordance with relevant laws.

Pursuant to the Provisions of the People's Republic of China on the Administration of Recordation of Customs Declaration Entities, promulgated by the General Administration of Customs on November 19, 2021. The customs declaration entities include the consignee or consignor of imported or exported goods and the customs declaration enterprise, as being filed with the customs. In the event the consignee or consignor of imported or exported goods or a customs declaration enterprise applies for recordation, it shall obtain the qualification of market entities; particularly where the consignee or consignor of imported or exported goods applies for recordation, it shall be filed as a foreign trade business.

In addition, the Foreign Trade Law of the PRC which was promulgated by the SCNPC on May 12, 1994 and last amended on November 7, 2016, and the Measures for the Record Filing and Registration of Foreign Trade Business Operators, which was promulgated by the MOFCOM on June 25, 2004 and last amended on May 10, 2021, require any foreign trade business operator that is engaged in the import and export of goods or technology shall be registered for archival purposes with the administrative department of foreign trade of the State Council or the institution entrusted thereby, unless it is otherwise provided for by any law, administrative regulation or the foreign trade department of the State Council. The specific measures for archival registration shall be formulated by the foreign trade department of the State Council. Where any foreign trade business operator that fails to file for record and registration according to relevant provisions, the customs may not handle the procedures of customs declarations and release of the import or export goods.

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

On November 4, 2016, the Office of the CAC promulgated the Administrative Provisions on Internet Live-Streaming Services, or Internet Live-Streaming Services Provisions. According to the Internet Live-Streaming Services Provisions, an internet live-streaming service provider shall (i) establish a live-streaming content review platform; (ii) conduct authentication registration of internet live-streaming issuers based on their identity certificates, business licenses and organization code certificates; and (iii) enter into a service agreement with internet live-streaming services user to specify both parties’ rights and obligations.

According to the Guidelines on Strengthening Supervision of Online Live Broadcasting Marketing Activities promulgated by the SAMR on November 5, 2020, any network platform will assume the responsibility and obligation as an e-commerce platform operator according to the E-Commerce Law; provided that this platform provides operators, who sell goods or provide services via internet live broadcasting, with services such as internet operation place, transaction matchmaking and information publication in order for the transaction parties to independently complete their transaction activities.

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

Regulations Relating to Production of Radio and Television Programs

On July 19, 2004, the SARFT issued the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, which took effect on August 20, 2004 and was amended on August 28, 2015 and October 29, 2020 respectively. The Radio and TV Programs Regulations require any entities engaging in the production and operation of radio and television programs to obtain a license for such businesses from the NRTA or its provincial branches. Entities with the permit to produce and distribute radio and television programs must conduct their business operations strictly in compliance with the approved scope of production and operations and these entities (except radio and TV stations) must not produce radio and TV programs regarding current political news or similar subjects.

On July 6, 2012, the SARFT and the CAC issued the Notice Regarding Further Enhancement of Management of Online Audio and Video Programs such as Online Drama Series and Micro Films, pursuant to which providers of internet audio-visual program services which are engaged in the production of online audio-visual programs such as online drama series and micro films and broadcast such programs on their own websites shall lawfully obtain the permit to produce and distribute radio and television programs issued by competent governmental authorities and corresponding License for Online Transmission of Audio-visual Programs at the same time. Providers of internet audio-visual program services shall report the information on online audio-visual programs such as online drama series and micro films which have been reviewed and approved to the provincial branches of the SARFT in their domiciles for filing.

The SARFT issued a Supplementary Notice on Further Enhancement of Management of Online Audio and Video Programs such as Online Drama Series and Micro Films on January 2, 2014, which reiterates the providers of online audio and video programs such as online drama series and micro films shall lawfully obtain the permit to produce and distribute radio and television programs issued by competent governmental authorities. Online audio and video programs produced by unlicensed organizations shall not be broadcast.

Regulations Relating to Franchising Operations

The Administrative Regulations on Commercial Franchise Operations, or the Franchising Regulations, was promulgated by the State Counsel on February 6, 2007, effective as of May 1, 2007, under which a franchisor shall have a well-established operation model, be able to provide the franchisee with long-term management guidance, technical support, business training and other services, and have at least two direct sales stores and have undertaken the business for more than a year. A franchisor shall, within 15 days of its first franchising contract signing, file with the competent commerce authority accordingly.

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

Regulations Relating to Advertising

In 1994, the SCNPC promulgated the Advertising Law of the PRC, or the Advertising Law, which was recently amended on April 29, 2021 and became effective on the same date. The Advertising Law regulates commercial advertising activities in the PRC and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorsers, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine, the business license of such advertiser may be revoked, and the relevant authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked

The Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures regulating the internet-based advertising activities were adopted by the SAIC on July 4, 2016 and became effective on September 1, 2016. According to the Internet Advertising Measures, internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission. In addition, the following internet advertising activities are prohibited: (i) providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons, (ii) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization, or (iii) using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others.

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

After obtaining a construction work planning permit, a construction enterprise must apply for a construction work commencement permit from the housing and urban-rural development administrative department of a local people's government at or above the county level or above pursuant to the Administrative Provisions on Construction Permit of Construction Projects, or the Construction Measures, promulgated by the Ministry of Construction (the predecessor of the MOHURD) on October 15, 1999, and as most recently amended on March 30, 2021.

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

Regulations Relating to Fire Safety

Pursuant to the Fire Protection Law of PRC, or the Fire Protection Law, which took effect on April 29, 1998 and was amended on October 28, 2008, April 23, 2019 and April 29, 2021, and the Interim Provisions on the Administration of the Fire Protection Design Review and Final Inspection of Construction Projects promulgated by the MOHURD on April 1, 2020 and taking effect on June 1, 2020, construction enterprises shall file the record of the construction projects other than the special construction projects after the completion of inspection and acceptance thereof with the competent authority in housing and urban-rural development which will conduct random inspection on the construction projects. Failure to complete the inspection and acceptance of fire protection for the construction project before its use will subject the construction enterprise to an order of suspension of construction, use, or business, with a fine ranging from RMB 30,000 to 300,000. Failure to complete the record filing after the inspection and acceptance of fire protection for the construction project will subject the construction enterprise to an order of correction and a fine not exceeding RMB 5,000.

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

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

For the purposes of protecting rights and interests relating to personal information, regulating personal information processing activities, and promoting the reasonable use of personal information, on August 20, 2021, the Standing Committee of the PRC National People’s Congress published the Personal Information Protection Law of the People’s Republic of China, which took effect on November 1, 2021. The Personal Information Protection Law integrates the scattered rules with respect to personal information rights and privacy protection. It is clarified that “Personal information” refers to all kinds of information related to identified or identifiable natural persons that are electronically or otherwise recorded, excluding information that has been anonymized, “Sensitive personal information” refers to the personal information of which the leakage or illegal use could easily lead to the violation of the personal dignity of a natural person or harm to personal or property safety, including information on biometric identification, religious beliefs, specific identity, health care, financial accounts, and personal whereabouts, and personal information of minors under the age of fourteen, and “Personal information processing” includes, but is not limited to, the collection, storage, use, processing, transmission, provision, disclosure, and deletion of personal information. From a macro level, the Personal Information Protection Law sets forth on personal information processing rules, sensitive personal information processing rules, cross-border provision of personal information rules, individuals’ rights in personal information processing activities, obligations of personal information processors, authorities performing personal information protection functions and legal liability. The Personal Information Protection Law also focuses on the legal basis of personal information processing, separate consent, automated decision-making, personal information protection impact assessment, etc. On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users would like to list overseas, it shall apply for a cybersecurity review according to the Draft Regulations. Besides, data processors that are listed overseas shall carry out an annual data security assessment.

On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Measures for Cybersecurity Review, which took effect on February 15, 2022. Pursuant to the Revised Measures for Cybersecurity Review, operators of critical information infrastructure that intend to purchase network products and services that affect or may affect national security must apply for a cybersecurity review. In addition, any online platform operator holding over one million users’ individual information must apply for a cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Measures for Cybersecurity Review set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review. However, as advised by our PRC counsel, the scope of network product or service or data processing activities that will or may affect national security is still unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws, rules and regulations.

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

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the PRC, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001 , February 26, 2010 and November 11, 2020, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products, and other intellectual achievements that meet the characteristics of works. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

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

Regulations Relating to Taxation

Income tax

According to the Enterprise Income Tax Law of the PRC, or the EIT Law, which was promulgated on March 16, 2007, became effective as of January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the PRC, or the Implementing Rules of the EIT Law defines a “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%. Enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures for the Determination of High and New Tech Enterprises issued by the Ministry of Science, the Ministry of Finance, or the MOF and the State Administration of Taxation, or the SAT are entitled to enjoy a preferential enterprise income tax rate of 15%. Under which the validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate. An enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

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

Withholding tax on dividend distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law reduced the rate from 20% to 10%, effective as of January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

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

Since November 16, 2011, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value- Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modem service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modem service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, became effective on May 1, 2016 and was amended on July 11, 2017 (Circular on Pilot Policies of Levying Value-added Tax in Lieu of Business Tax on Construction Services and Other Services), sets out that VAT in lieu of business tax be collected in all regions and industries.

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

Pursuant to the Interim Provisions on Labor Dispatch, which was promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, effective as of March 1, 2014, employers may employ dispatched workers in temporary, auxiliary or substitutable positions provided that the number of dispatched workers shall not exceed 10% of the total number of its workers. Pursuant to the Labor Contract Law, if the employer violates the relevant labor dispatch regulations, the labor administrative department shall order it to make corrections within a prescribed time limit; if it fails to make corrections within the time limit, penalty will be imposed on the basis of more than RMB5,000 and less than RMB10,000 per person.

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

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and taking effect as of March 3, 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by MOFCOM on August 25, 2011 and taking effect as of September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and other entities that are material to our business, as of the date of this annual report:

Yatsen Holding Limited (Cayman Islands) Yatsen HK Limited (Hong Kong) Guangzhou Yatsen Global Co., Ltd. (“Guangzhou Yatsen”) Guangzhou Yatsen Cosmetics Co., Ltd. Guangzhou Yiyan Cosmetics Co., Ltd. Huizhi Weimei (Guangzhou) Trading Co. Ltd. (“Huizhi Weimei”) Offshore Onshore PRC Equity interests Contractual arrangements 100% 100% 100% 100%

Note:

(5)

Mr. Jinfeng Huang holds 75.0% of equity interests in Huizhi Weimei. The remaining 25.0% of the equity interests in Huizhi Weimei are held by Huiyue (Guangzhou) Trading Limited Partnership, a limited partnership organized under the laws of the PRC whose general partner is Yuemei (Guangzhou) Trading Co., Ltd., a PRC company controlled by Mr. Jinfeng Huang.

Contractual Arrangements with the VIE and Its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Yatsen Holding Limited is an exempted company with limited liability incorporated in the Cayman Islands. Guangzhou Yatsen is our wholly owned PRC subsidiary. To comply with PRC laws and regulations, we conduct the business of online sales of cosmetics products and skincare products in China through Huizhi Weimei, the VIE in China, through a series of contractual arrangements by and among Guangzhou Yatsen, the VIE and its shareholders. The VIE may need to obtain licenses that are otherwise not permitted or advisable to be held directly by our wholly foreign-owned subsidiaries, including the License for Online Transmission of Audio-visual Programs and the Permit to Produce and Distribute Radio and Television Programs. Although our wholly foreign-owned subsidiaries produce a significant majority of our revenues and hold a significant majority of our operational assets, the VIE holds certain assets that may be critical to the operation of our business. Main assets held by the VIE include the majority of the social platforms and content offering platforms we operate such as Weixin public accounts and mini-programs, which are registered and held by the VIE and its subsidiaries, and the ICP License and the Permit to Produce and Distribute Radio and Television Programs, which are critical to the online operation of our business.

Our contractual arrangements with the VIE and its shareholders allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by the PRC laws.

As a result of our direct ownership in Guangzhou Yatsen and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE, and we treat the VIE and its subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our WFOE, the VIE and its respective shareholders.

Arrangements that provide us effective control over the VIE

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

Equity Pledge Agreement. Our WFOE, Huizhi Weimei and shareholders of Huizhi Weimei entered into an equity pledge agreement in July 2019, which was later amended and restated in March 2020 and October 2020. Pursuant to the second amended and restated equity pledge agreement, shareholders of Huizhi Weimei have agreed to pledge all of their respective equity interests in Huizhi Weimei to our WFOE to guarantee the performance by Huizhi Weimei and its shareholders under the exclusive business cooperation agreement, the proxy agreement, the power of attorneys, the exclusive option agreement and the equity pledge agreement. As of the date of this annual report, we have registered all such equity pledges with the local branch of the SAMR in accordance with PRC laws to perfect their respective equity pledges. After the completion of the equity pledge registrations, in the event of a breach by Huizhi Weimei or its shareholders of contractual obligations under these agreements, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Huizhi Weimei. The shareholders of the VIE also undertake that, during the term of the equity pledge agreement, unless otherwise approved by our WFOE in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests.

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

Agreements that allow us to receive economic benefits from the VIE

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

Agreements that provide us with the option to purchase the equity interests in the VIE

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

In the opinions of Zhong Lun Law Firm, our PRC legal counsel:

•	the ownership structures of our WFOE and the VIE do not violate applicable PRC laws or regulations currently in effect; and
•

the contractual arrangements among our WFOE, the VIE and its respective shareholders governed by PRC law are valid and binding, and do not violate applicable PRC laws or regulations currently in effect.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to or otherwise different from the above opinions of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.	Property, Plant and Equipment

Our principal executive offices are located on leased premises comprising approximately 48,786 square meters in Guangzhou, China. We also have other Guangzhou offices serving the functions of product development, R&D, marketing and customer service. We have one office located on leased premises comprising approximately 6,273 square meters in Shanghai, China. Our Guangzhou and Shanghai offices are leased from independent third parties, and we plan to renew our lease as needed.

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

Founded in 2016, we have launched and acquired several color cosmetics and skincare brands, including Perfect Diary, Little Ondine, Abby’s Choice, Galénic, DR.WU (its mainland China business), Eve Lom, Pink Bear and EANTiM. We achieved success through our digitally native DTC business model that was new to China’s beauty industry. Through this model, we focus on deep customer engagement, innovative product development and personalized services.

We generate substantially all of our net revenues from the sale of beauty products under our own brands. We have developed a number of successful brands and products. Our most iconic, best-selling products include Perfect Diary Stiletto Lipstick, DR.WU Intensive Renewal Serum with Mandelic Acid, Eve Lom Cleanser and Galénic N°1 Poudre Vitamine C Pure Eclaircissante serum.

Through our DTC model, we turn customer engagement with our brands into consumer insights that drive product development, content creation, and further improvement of our omni-channel customer experience. We have built core technology and data capabilities that power our business operations, including our marketing strategies, product development, supply chain management and customer service.

Our total net revenues increased from RMB3.03 billion in 2019 to RMB5.23 billion in 2020 and to RMB5.84 billion (US$916.4 million) in 2021. We generated net income of RMB75.4 million in 2019 and incurred a net loss of RMB2.69 billion in 2020 and RMB1.55 billion (US$242.8 million) in 2021. Our net loss position in 2021 was mainly due to (i) elevated spending on marketing and branding expenses for our newly launched and acquired brands, some of which are still in their early development stage, (ii) ongoing impact of COVID-19 on our offline store sales, (iii) increased spending on R&D, personnel and administrative expenses and (iv) share-based compensation expenses recorded in accordance with U.S. GAAP.

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

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by certain company specific factors, including:

Our Ability to Develop and Launch New Products and Grow Our Brands.

Our ability to successfully develop and launch new products and grow our new and existing brands is pivotal to our success. We have a track record of successfully launching new products, such as Perfect Diary Explorer Eyeshadow Palettes and Perfect Diary Stiletto Lipstick, which were well received by consumers and became iconic to the Perfect Diary brand. In recent years, as the penetration rate of color cosmetics in China gradually increases and the growth rate of the color cosmetics market in China starts to slow down, we strategically expanded our business focus to the skincare segment, which typically feature higher gross margin as well as higher level of customer loyalty compared to color cosmetics, while maintaining and strengthening our existing competitive position within the color cosmetics market. As such, we have acquired several skincare brands in rapid succession.

In late 2020 we acquired Galénic, an iconic premium skincare brand, from Pierre Fabre, a French pharmaceutical and dermo-cosmetics group. We then acquired the mainland China business of DR.WU, a professional skincare brand, as well as Eve Lom, a United Kingdom-based prestige skincare brand in first quarter of 2021. In October 2021, we acquired EANTiM, a professional-channel skincare brand. After executing a transition and integration process, we re-introduced these brands in the mainland China market and achieved stellar growth, capitalizing on the strength of each brand’s strong product offering and brand positioning.

As a result, our skincare brands grew rapidly in the last two years. In 2020, our gross sales generated by skincare brands totaled RMB230.3 million, representing 3.8% of total gross sales, driven by the launch of our first skincare brand, Abby’s Choice in June 2020 and acquisition of Galénic in October 2020. In 2021, due to the addition of DR.WU (mainland China business), Eve Lom and EANTiM, our gross sales from skincare brands grew by 332.2% year-over-year to RMB995.5 million (US$156.2 million), representing 14.6% of our total gross sales.

Utilizing data insights gained through our direct engagement with customers, we are able to develop new popular products faster and more efficiently. Having a broad, attractive and updated product mix for each of our skincare business and color cosmetics business helps to maintain the popularity of our brands, increases customer loyalty and encourages customer purchases. We expect to continue to develop and launch new products under each of our brands to respond to the latest industry trends and customer feedback. The success of new brand and product launches will impact the growth of our business, our ability to continue to attract and engage customers, and our short-term and long-term financial performance, including our net revenues and operating expenses, in particular marketing expenses associated with the launch and promotion of such new brands.

Our Ability to Attract and Retain Customers and Expand Coverage Among Various Sales Channels

Our success relies on our ability to continually attract new customers, retain existing customers and maintain broad coverage among various e-commerce and distribution channels, while maintaining sustainable profit margins. Our growth in sales volume has primarily been driven by the growing popularity and recognition of our brands, the increased selection and attractive prices of the innovative beauty products we offer, consumer preferences for our engaging and seamless shopping experience and quality customer service, and the effectiveness of our marketing initiatives. As China’s beauty e-commerce and retailing landscape evolve, we will seek to balance the need to reach a broader consumer base while improving the profitability level on the channels where we have business presence.

We generate net revenues through sales (i) directly to end customers through various DTC online channels as well as offline stores, and (ii) to e-commerce platforms and offline distributors who then sell to end customers. For the years ended December 31, 2019, 2020 and 2021, our net revenues generated through DTC channels as a percentage of total net revenues were 88.1%, 86.9% and 83.5%, respectively. Going forward, we will continue to diversify our sales channels, including content and livestreaming platforms such as Douyin and Kuaishou, e-commerce platforms such as Dewu, and third-party distributors as well as beauty-focused offline retail store.

We historically used the number of DTC customers as an indicator of the performance of our DTC channels. Our collection and analysis of this data is no longer as comprehensive as in prior years due to the promulgation of the Personal Information Protection Law which took effect on November 1, 2021. Therefore, we no longer calculate the number of DTC customers in compliance with the law.

Our Pricing Strategy and Ability to Maintain Optimal Gross Margins

Our results of operations depend on our ability to design our pricing strategy to both maintain attractiveness to customers and to maintain and gradually improve our gross margins as we continue to grow our business. Our product pricing strategy is driven by the introduction of new products, the determination of promotion periods on e-commerce platforms, adoption of new ways of engaging and selling to consumers such as livestreaming, and the broader competitive landscape. In general, we strive to gradually improve our gross margin by introducing higher-margin new products and limiting discounts and promotions, despite that we face heavy price competition in the market place. As a result of our integrated approach, our gross margins were 63.6%, 64.3% and 66.8% for the years ended December 31, 2019, 2020 and 2021, respectively. The continual improvement of our gross margins for the past three years is also the result of a gradual increase in the net revenue contribution of the sales of our skincare products, which generally have higher gross margins compared to our color cosmetic products. We intend to incrementally introduce higher priced and more premium products under our Perfect Diary brand. We expect to gradually improve our gross margin over time as we continue to focus on improving product mix, channel mix and exercising discipline on pricing and discounts.

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

Our selling and marketing expenses have been and will continue to be affected by the number of new product launches, spending on performance-based marketing on our e-commerce channels, branding and promotional activities to support the growth of our new and existing brands, and expenses related to our offline stores. Through our data insights, we also monitor our return on investment (“ROI”) across our various marketing and distribution channels and adjust our marketing spending and strategy accordingly. Our selling and marketing expenses as a percentage of total net revenues increased from 65.2% in 2020 to 68.6% in 2021, which was primarily due to (i) elevated expenses related to our offline stores, which were negatively impacted by COVID-19, and (ii) higher branding related expenses to support the growth of our new and existing brands, partially offset by the decrease in performance-based marketing on our e-commerce platforms as we optimize our ROI across various marketing channels throughout 2021. With the focus on growing our sustainability and achieving profitability, we plan to further optimize our expenses on performance-based marketing on our e-commerce channels while allocating resources to strengthen the brand equities for our existing brands.

As of December 31, 2021, we operated 294 experience stores globally. We plan to optimize our expenses related to our experience stores by increasing productivity among our beauty advisors and optimizing utilization of our experience stores space.

Our Ability to Manage Operating Costs and Expenses

Our results of operations are affected by our ability to control our general and administrative expenses and fulfilment expenses. As part of our effort to support the growth of multiple brands globally in a centralized manner, we have invested significant resources to develop technologies and mid-and-back office infrastructure, which is reflected in our spending on general and administrative expenses in 2021. General and administrative expenses as a percentage of our total net revenues increased from 6.9% in 2019 to 40.9% in 2020 and decreased to 16.1% in 2021. The decrease in our general and administrative expenses from 2020 to 2021 was attributable to a decrease in share-based compensation compared from 2020 to 2021, offset by an increase in salaries expenses related to our increased headcount in departments relating to technology and support functions.

We have also developed an efficient supply chain involving manufacturing, warehousing and logistics. We leverage technology and data to manage supplier partners, ODM/OEM and packaging supply partners and other service partners, and adjust such partners’ operations to maintain optimal inventory levels as well as ensure smooth product launches. We cooperate with leading manufacturers with strong capabilities, as well as physical proximity to our customers, enabling us to shorten the production and fulfilment process further, thereby improving customer experience. Fulfilment expenses as a percentage of our total net revenues decreased from 9.9% in 2019 to 8.1% in 2020 and further to 7.4% in 2021. We expect to further optimize our operating expenses by leveraging our technology- and data-driven supply chain and warehouse management systems to optimize our fulfilment operations.

Impact of COVID-19

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. Substantially all of our revenues and workforce are concentrated in China. Our financial position, results of operations and cash flows are affected by the trajectory of COVID-19, including its impact on the beauty industry and the Chinese economy in general. The spread of COVID-19 and the emergence of the new mutated variants such as Delta and Omicron variants has resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China and travel restrictions as well as quarantine measures since 2020. Consequently, social and economic activities throughout China were curtailed from time to time, and opportunities for discretionary consumption, especially in offline sales channels, were adversely impacted during the period.

Since the second half of 2020 and up to the date of this annual report, many of the preventive measures to counter the spread of COVID-19 imposed by local governments have been relaxed and re-imposed from time to time as the pandemic eased temporarily and the new variants emerged. Therefore, the results of our operations fluctuated during the period. In particular, the release of the pent-up demand due to the amelioration of COVID-19 from the second half of 2020 to the first half of 2021 led to us recording a higher total net revenue in the first half of 2021 compared to that in 2020 and 2019, respectively. However, the spread of the new variants of COVID-19 such as Delta and Omicron variants resulted in the overall weakening consumer sentiment and purchasing activities and reduced foot traffic at our offline retail stores, which together adversely impacted our sales through our offline retail stores since the second half of 2021 and negatively impacted our total net revenues in the second half of 2021. Overall in 2021, our total net revenues for the full year of 2021 increased by 11.6% to RMB5.84 billion (US$916.4 million) from RMB5.23 billion in the prior year. In addition, our online sales volume over the same period fluctuated due to the unavailability of, or delays in, delivery services during such period. In terms of our supply and inventory management, while our ODM/OEM and packaging supply partners and other service partners had to operate at reduced capacity during such period, we were able to maintain sufficient levels of inventory and fulfilment capacity through our self-operated warehouses. In early 2022, lockdown restrictions have been imposed to contain the spread of COVID-19 in several cities in China, which have and may continue to impact our operations and financial results with regard to the foregoing aspects.

The COVID-19 pandemic continues to evolve, and restrictions have been lifted and re-imposed from time to time in certain cities of China to combat regional outbreaks. In addition, the longer-term trajectory of COVID-19, both in terms of the scope and intensity of the pandemic, in China, together with its impact on the industry and the broader economy are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. The extent to which COVID-19 impacts our financial position, results of operations and cash flows in future periods will depend on the future developments of the pandemic, including the outbreak of Delta and Omicron variants and potential future variants of the virus, the effectiveness of the mass vaccination programs, the development in medical treatment and other actions taken to contain its spread, which are highly uncertain and unpredictable. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China, our business, results of operations and financial condition could be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors— Our operations have been, and may continue to be affected by the COVID-19 pandemic.”

Key Components of Results of Operations

Net revenues

Our net revenues are net of refunds and value-added tax. The following table sets forth the breakdown of our net revenues by channels both as absolute amounts and as a proportion of our total net revenues for the years presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Sales of product by channel
—Sales to end customers	2,670,831	88.1	4,548,804	86.9	4,878,453	765,536	83.5
—Sales to distributor customers	359,629	11.9	678,873	13.0	941,322	147,714	16.1
—Others	707	0.0	5,493	0.1	20,198	3,170	0.3
Total net revenues	3,031,167	100.0	5,233,170	100.0	5,839,973	916,419	100.0

Sales of product by channel. We generate net revenues primarily from selling our beauty products (i) directly to end customers through various DTC online channels as well as offline stores, and (ii) to e-commerce platform and offline distributors who then sell to end customers. Our DTC online channels include our online stores operated on Tmall, the e-commerce platforms of Douyin and Kuaishou and our offline stores. Our primary e-commerce platform distributors are JD.com and Vipshop.

With the goal to achieve sustainable growth in 2022 and beyond, we intend to improve ROI on all our key sales channels, improve gross margins of our products and diversify our sales channels, including content and livestreaming platforms such as Douyin and Kuaishou, new e-commerce platforms such as Dewu, as well as third-party distributors and other beauty-focused offline retail stores.

Cost of revenues

Our cost of revenues consists primarily of material costs, which includes ingredient costs and costs associated with raw materials and packaging materials, manufacturing cost and other related costs that are directly attributable to the production of our products. For some of our products, we directly procure raw materials and packaging materials from third-party suppliers and pass on such materials to OEM/ODM partners for production and assembly. For the rest of our products, we procure finished goods from OEM/ODM partners. Our product costs fluctuate with the prices we are able to negotiate with our OEM/ODM partners and our raw material and packaging material suppliers. While we expect to see continued headwinds in terms of increase in the price of raw materials in China, we plan to leverage our economy of scale to limit any upward pressure on our procurement costs going forward.

The following table sets forth our cost of revenues by amounts and percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	1,103,509	36.4	1,869,145	35.7	1,941,177	304,613	33.2

The following table sets forth our gross profit in absolute amount and gross profit margin for the years presented. We aim to continue improving our gross profit margin by improving our product mix, channel mix while implementing our strategies in pricing and discounts.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Gross profit	1,927,658	3,364,025	3,898,796	611,806
Gross profit margin	63.6%	64.3%	66.8%	66.8%

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Fulfilment expenses	300,122	9.9	425,052	8.1	434,018	68,107	7.4
Selling and marketing expenses	1,251,270	41.3	3,412,159	65.2	4,005,589	628,564	68.6
General and administrative expenses	209,326	6.9	2,142,973	40.9	941,347	147,718	16.1
Research and development expenses	23,179	0.8	66,512	1.3	142,086	22,296	2.4
Total operating expenses	1,783,897	58.9	6,046,696	115.5	5,523,040	866,685	94.5

Fulfilment expenses.Fulfilment expenses are primarily expenses related to the warehousing, shipping and delivery of products to customers, which mainly include rental and personnel costs for warehouses, third-party shipping costs and customer service-related expenses.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong, including Yatsen (HK) Limited, Aoyan (HK) Limited, Yatsen Investment Limited, Galenic (HK) Limited, Dskin (HK) Limited, Space Brands (HK) Limited, and Watosa (HK) Limited are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. Under the Hong Kong tax laws, our subsidiary in Hong Kong is exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2019, 2020 and 2021.

PRC

Generally, our PRC subsidiaries, the VIE and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. According to a policy promulgated by the SAT and effective from 2008 and onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction (“R&D Super Deduction”) amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The R&D Super Deduction rate for qualified research and development expenses has been increased from 50% to 75% according to Notice by the Ministry of Finance, the State Administration of Taxation and the Ministry of Science and Technology of Raising the Proportion of Weighted Pre-tax Deduction of Research and Development Expenses, which was effective from 2018 to 2020 and was further extended to 2023. Perfect Diary Technology (Guangzhou) Co., Ltd. was entitled to claim R&D Super Deduction in 2019, 2020 and 2021. Guangzhou Jiyan Cosmetics Technology Co., Ltd. was entitled to claim R&D Super Deduction in 2021.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective as of November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Total net revenues	3,031,167	100.0	5,233,170	100.0	5,839,973	916,419	100.0
Total cost of revenues	(1,103,509)	(36.4)	(1,869,145)	(35.7)	(1,941,177)	(304,613)	(33.2)
Gross profit	1,927,658	63.6	3,364,025	64.3	3,898,796	611,806	66.8
Operating expenses:
Fulfilment expenses	(300,122)	(9.9)	(425,052)	(8.1)	(434,018)	(68,107)	(7.4)
Selling and marketing expenses	(1,251,270)	(41.3)	(3,412,159)	(65.2)	(4,005,589)	(628,564)	(68.6)
General and administrative expenses	(209,326)	(6.9)	(2,142,973)	(40.9)	(941,347)	(147,718)	(16.1)
Research and development expenses	(23,179)	(0.8)	(66,512)	(1.3)	(142,086)	(22,296)	(2.4)
Total operating expenses	(1,783,897)	(58.9)	(6,046,696)	(115.5)	(5,523,040)	(866,685)	(94.5)
Income(loss) from operations	143,761	4.7	(2,682,671)	(51.2)	(1,624,244)	(254,879)	(27.7)
Financial (expenses) income	5,320	0.2	14,313	0.3	45,658	7,165	0.8
Foreign currency exchange losses	(62)	0.0	(2,774)	(0.1)	(1,751)	(275)	0.0
Income(loss) from equity method investments, net	-	-	(293)	0.0	5,978	938	0.1
Impairment loss of investments	-	-	-	-	(1,375)	(216)	0.0
Other non-operating expenses	(1,684)	(0.1)	(10,020)	(0.2)	27,775	4,359	0.5
Income(loss) before income tax expenses	147,335	4.8	(2,681,445)	(51.2)	(1,547,959)	(242,908)	(26.3)
Income tax benefits/(expenses)	(71,976)	(2.4)	(6,970)	(0.1)	921	145	-
Net (loss) income	75,359	2.4	(2,688,415)	(51.3)	(1,547,038)	(242,763)	(26.3)

Year ended December 31, 2021 compared to year ended December 31, 2020

Total net revenues

Our net revenues increased by 11.6% from RMB5.23 billion in 2020 to RMB5.84 billion (US$916.4 million) in 2021, primarily attributable to an increase in sales from our skincare brands, partially offset by a slight decline in sales from our color cosmetics brands . Sales of our color cosmetics brands were impacted by the sluggish consumer demand during the second half of 2021, as well as our decision to limit discounts and promotions due to our brand building strategy for sustainable growth. Our skincare brands, on the other hand, enjoyed strong growth due to acquisition of several new skincare brands as well as further development of these brands during the year. Our gross sales generated through skincare brands as a percentage of total gross sales increased from 3.8% in 2020 to 14.6% in 2021.

Total cost of revenues

Our cost of revenues increased by 3.9% from RMB1.87 billion  in 2020 to RMB1.94 billion (US$304.6 million) in 2021, primarily due to the growth in overall sales volume of our beauty products in the same period.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 15.9% from RMB3.36 billion in 2020 to RMB3.90 billion (US$611.8 million) in 2021, and our gross margins increased from 64.3% in 2020 to 66.8% in 2021, which increases are primarily due to (i) increased sales from our higher-gross margin skincare products and (ii) enhanced discipline in pricing, discounts and promotions, partially offset by inventory provisions which we record periodically to account for expected write-offs from slow-moving inventory.

Fulfilment expenses

Our fulfilment expenses increased from RMB425.1 million in 2020 to RMB434.0 million (US$68.1 million) in 2021, which was primarily attributable to (i) an increase in customer service cost from RMB37.3 million in 2020 to RMB59.9 million (US$9.4 million) in 2021 and (ii) an increase in share-based compensation expenses related to fulfilment personnel from RMB2.9 million in 2020 to RMB13.1 million (US$2.1 million) in 2021, partially offset by a decrease in warehouse and logistics cost from RMB366.8 million to RMB 343.0 million (US$53.8 million). While the nominal amount of our fulfilment expenses have increased along with our increased net revenues, our fulfilment expenses as a percentage of net revenues decreased from 8.1% in 2020 to 7.4% in 2021 as we leveraged  our technology- and data-driven supply chain and warehouse management systems to optimize our fulfilment operations.

Selling and marketing expenses

Our selling and marketing expenses increased from RMB3.41 billion in 2020 to RMB4.01 billion (US$628.6 million) in 2021, primarily attributable to (i) an increase in expenses incurred in connection with the development of experience stores from RMB324.9 million in 2020 to RMB552.9 million (US$86.8 million) in 2021 as the number of our experience stores increased from 241 as of December 31, 2020 to 294 as of December 31, 2021, (ii) an increase in advertising, marketing and brand promotion costs from RMB2.22 billion in 2020 to RMB2.37 billion (US$371.9 million) in 2021, and (iii) an increase in personnel costs from RMB166.7 million in 2020 to RMB301.4 million (US$47.3 million) in 2021, given the increase in headcount and compensation of our selling and marketing personnel. The increase in our advertising, marketing and brand promotion costs was primarily due to an increase in brand marketing activities for Perfect Diary and our newly launched and acquired skincare brands, partially offset by savings in our performance-based marketing on e-commerce channels as we instituted a program to increase ROI on our key sales channels beginning in the second quarter of 2021.

General and administrative expenses

Our general and administrative expenses decreased from RMB2.14 billion in 2020 to RMB941.3 million (US$147.7 million) in 2021, primarily due to a decrease in share-based compensation expenses from RMB1.84 billion in 2020 to RMB418.8 million (US$65.7 million) in 2021, partially offset by an increase in personnel costs from RMB126.3 million in 2020 to RMB234.4 million (US$36.8 million) in 2021. We recorded a large lump-sum share-based compensation expenses of RMB1.15 billion in November 2020 as part of our initial public offering in accordance with U.S. GAAP.

Research and development expenses

Our research and development expenses increased from RMB66.5 million in 2020 to RMB142.1 million (US$22.3 million) in 2021, primarily due to (i) an increase in personnel costs from RMB57.9 million in 2020 to RMB94.3 million (US$14.8 million) in 2021, as a result of the increased resources and personnel we deployed to support our research and development as well as information technology capabilities,  (ii) an increase in share-based compensation expenses related to research and development personnel from RMB1.9 million in 2020 to RMB17.9 million (US$2.8 million) in 2021, and (iii) an increase in equipment procurement and other expenses from RMB6.7 million in 2020 to RMB29.8 million (US$4.7 million) in 2021.

Income (loss) from operations

As a result of the foregoing, we generated net loss from operations of RMB1.62 billion (US$254.9 million) in 2021, compared to net loss from operations of RMB2.68 billion in 2020. The decrease in net loss from operations is primarily attributable to the significant decrease in our share-based compensation expenses due to the share-based compensation expenses of RMB1.15 billion  triggered by our initial public offering in November 2020 in accordance with U.S. GAAP.

Income tax benefits/(expenses)

We recorded income tax benefits of RMB0.9 million (US$0.1 million) in 2021, as compared to income tax expenses of RMB7.0 million in 2020. The change was primarily due to deferred tax liabilities related to our acquisitions in 2021.

Net (loss) income

As a result of the foregoing, we generated net loss of RMB1.55 billion (US$242.8 million) in 2021, compared to net loss of RMB2.69 billion in 2020.

Year ended December 31, 2020 compared to year ended December 31, 2019

Total net revenues

Our net revenues increased by 72.6% from RMB3.03 billion in 2019 to RMB5.23 billion in 2020, primarily attributable to the growth in sales volume of our beauty products in the same period driven by increases in the number of DTC customers from

23.4 million in 2019 to 32.3 million in 2020 and in average net revenue per DTC customer from RMB114.1 in 2019 to RMB139.9 in 2020, which are primarily due to (i) the introduction of innovative products and the expansion of product categories offered under our Perfect Diary brand, (ii) the continued development of our Little Ondine brand, which was introduced in 2019, and the introduction of our new brand Abby’s Choice, both of which further diversified our beauty product offerings, and (iii) further diversification of our distribution channels, in particular further development of our company channels on Weixin and expansion of our offline experience store footprint.

Total cost of revenues

Our cost of revenues increased by 69.4% from RMB1.10 billion in 2019 to RMB1.87 billion in 2020, primarily due to the growth in sales volume of our beauty products in the same period.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 74.5% from RMB1.93 billion in 2019 to RMB3.36 billion in 2020, primarily due to the growth in sales volume of our beauty products in the same period. Our gross margins increased slightly from 63.6% in 2019 to 64.3% in 2020, primarily due to the introduction of new products with higher gross margins.

Fulfilment expenses

Our fulfilment expenses increased by 41.6% from RMB300.1 million in 2019 to RMB425.1 million in 2020, which was primarily attributable to an increase in warehousing, shipping and handling expenses from RMB266.7 million in 2019 to RMB366.8 million in 2020 driven by the growth in sales volume of our beauty products during the same period.

Selling and marketing expenses

Our selling and marketing expenses increased substantially from RMB1.25 billion in 2019 to RMB3.41 billion in 2020, primarily attributable to (i) an increase in advertising, marketing and brand promotion costs from RMB879.6 million in 2019 to RMB2.22 billion in 2020, which was primarily due to (a) the continued marketing of our Perfect Diary products, (b) the promotion of our newer brands Little Ondine and Abby’s Choice while they ramp up sales, (c) increased marketing spending to counteract the negative impact of lower ROI on our advertising, marketing and brand promotion spending due to the adverse effect of COVID-19 on overall consumer sentiment and purchasing activities, and (d) our stronger marketing efforts in the third-quarter and the fourth-quarter of 2020 to capture the resurgence in consumer sentiment and social activities resulting from the gradual decline in the effect of COVID-19 in China during such period, (ii) an increase in platform commissions and other platform expenses from RMB227.1 million in 2019 to RMB560.2 million in 2020, which was primarily due to the growth in sales volume of our beauty products in the same period and related to the promotion of our products through e-commerce platforms and social platforms, (iii) an increase in personnel costs from RMB64.4 million in 2019 to RMB166.7 million in 2020, as the headcount of our selling and marketing personnel increased, (iv) an increase in expenses incurred during the development of experience stores from RMB52.9 million in 2019 to RMB324.9 million in 2020 as the number of our experience stores increased from 40 as of December 31, 2019 to 241 as of December 31, 2020, and (v) share-based compensation expenses of RMB54.3 million triggered by our initial public offering in November 2020 in accordance with U.S. GAAP.

General and administrative expenses

Our general and administrative expenses increased substantially from RMB209.3 million in 2019 to RMB2.14 billion in 2020, primarily due to (i) an increase in share-based compensation expenses from RMB75.0 million in 2019 to RMB1.84 billion in 2020, which was primarily due to share-based compensation expenses of RMB1.15 billion triggered by our initial public offering in November 2020 in accordance with U.S. GAAP, and (ii) an increase in personnel costs from RMB43.9 million in 2019 to RMB126.3 million in 2020, as the headcount of our general and administrative personnel increased.

Research and development expenses

Our research and development expenses increased substantially from RMB23.2 million in 2019 to RMB66.5 million in 2020, primarily due to (i) an increase in personnel costs from RMB17.9 million in 2019 to RMB57.9 million in 2020, as the headcount of our research and development personnel increased to support our research and development in information technology as well as product and formula, and (ii) share-based compensation expenses of RMB1.9 million triggered by our initial public offering in November 2020 in accordance with U.S. GAAP.

Income (loss) from operations

As a result of the foregoing, we generated net loss from operations of RMB2.68 billion in 2020, compared to net income from operations of RMB143.8 million in 2019, primarily due to the significant increases in our selling and marketing expenses and general and administrative expenses during the same period.

Income tax expenses

We recorded income tax expenses of RMB7.0 million in 2020, as compared to RMB72.0 million in 2019. The decrease was primarily because we generated loss before income tax expenses of RMB2.68 billion in 2020, compared to income before income tax expenses of RMB147.3 million in 2019.

Net (loss) income

As a result of the foregoing, we generated net loss of RMB2.69 billion in 2020, compared to net income of RMB75.4 million in 2019.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2019, 2020 and 2021 were increases of 2.9%, 2.5% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— Fluctuations in exchange rates could have a material and adverse effect on the value of your investment and our results of operations.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign exchange risk.”

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Regulations.”

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(6,179)	(983,368)	(1,020,441)	(160,130)
Net cash used in investing activities	(148,172)	(508,832)	(1,484,257)	(232,912)
Net cash provided by financing activities	795,231	6,680,869	(1,706)	(267)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	10,637	(131,856)	(88,980)	(13,963)
Net increase in cash and cash equivalents and restricted cash	651,517	5,056,813	(2,595,384)	(407,272)
Cash and cash equivalents and restricted cash at the beginning of the year	25,062	676,579	5,733,392	899,694
Cash and cash equivalents and restricted cash at the end of the year	676,579	5,733,392	3,138,008	492,422

To date, we have financed our operating and investing activities primarily through cash generated by historical equity financing activities. As of December 31, 2019, 2020 and 2021, respectively, our cash, cash equivalents and restricted cash were RMB676.6 million and RMB5.73 billion  and RMB3.14 billion (US$492.4 million). Our cash and cash equivalents primarily consist of currency on hand, deposits held by financial institutions that can be added to or withdrawn without limitation, short-term and highly liquid investments placed with banks, and all highly liquid investments with original maturities of three months or less.

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

As of December 31, 2021, 13.8% of our cash, cash equivalents and restricted cash were held in China, and 20.0% were denominated in Renminbi. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure–Contractual Arrangements with the VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

A significant majority of our net revenues have been, and we expect will likely to continue to be, denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash used in operating activities in 2021 was RMB1.02 billion (US$160.1 million), which was mainly attributable to (i) the large amount of sales and marketing expenses we spent on promoting our existing color cosmetics brands and (ii) the increase in brand marketing activities for our newly launched and acquired skincare brands. The difference between our net cash used in operating activities in 2021 of RMB1.02 billion (US$160.1 million) and net loss of RMB1.55 billion (US$242.8 million) in the same period was primarily due to certain non-cash items, primarily consisting of (i) share-based compensation of RMB530.4 million (US$83.2 million), (ii) amortization of right-of-use assets of RMB245.9 million (US$38.6 million), and (iii) depreciation of property and equipment of RMB130.7 million (US$20.5 million). This was partially offset by changes in certain working capital accounts that decreased operating cash flows, primarily consisting of (i) a decrease of RMB244.4 million (US$38.4 million) in accounts payable, (ii) a decrease of RMB238.4 million (US$37.4 million) in lease liabilities, (iii) an increase of RMB109.0 million (US$17.3 million) in inventories, and (iv) a decrease in accrued expenses and other liabilities of RMB63.7 million (US$10.0 million), which was partially offset by (i) a decrease of RMB99.7 million (US$15.7 million) in accounts receivable and (ii) an increase of RMB71.7 million (US$11.2 million) in deferred income.

Net cash used in operating activities in 2020 was RMB983.4 million, as compared to net loss of RMB2.69 billion in the same period. The difference was primarily due to certain non-cash items, primarily consisting of (i) share-based compensation of RMB1.90 billion and (ii) amortization of right-of-use assets of RMB185.8 million. This was partially offset by changes in certain working capital accounts that decreased operating cash flows, primarily consisting of (i) a decrease of RMB197.0 million in lease liabilities, (ii) an increase of RMB190.6 million in prepayments and other current assets, (iii) an increase of RMB154.0 million in accounts receivable and (iv) an increase of RMB134.3 million in inventories, which was partially offset by an increase in accrued expenses and other liabilities of RMB174.7 million.

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

Investing activities

Net cash used in investing activities in 2021 was RMB1.48 billion (US$232.9 million), primarily due to (i) acquisition of businesses of RMB989.7 million (US$155.3 million) mainly related to the acquisition of Eve Lom, (ii) investments on equity investments of RMB322.8 million (US$50.7 million) mainly related to our participation as an limited partner in a venture capital fund and the funding of our joint venture with Cosmax, and (iii) purchase of property and equipment of RMB141.4 million (US$22.2 million), which was mainly due to capital expenditure incurred for the development of our experience stores, office spaces and self-operated warehouse.

Net cash used in investing activities in 2020 was RMB508.8 million, primarily due to (i) purchase of property and equipment of RMB225.6 million, which was mainly due to capital expenditure incurred for the development of our experience stores, office spaces and self-operated warehouse of RMB187.7 million, and (ii) purchase of intangible assets of RMB159.0 million.

Net cash used in investing activities in 2019 was RMB148.2 million, primarily due to (i) purchase of property and equipment, as well as intangible assets of RMB108.8 million, which was mainly due to capital expenditure incurred for the development of our experience stores, office spaces and self-operated warehouse of RMB81.8 million, and (ii) our acquisition of Little Ondine of RMB29.4 million.

Financing activities

Net cash used by financing activities in 2021 was RMB1.7 million (US$0.3 million), primarily attributable to payments for repurchases of ordinary shares of RMB15.2 million (US$2.4 million), partially offset by a repayment of a shareholder receivable resulting from our repurchases of ordinary shares of RMB13.0 million (US$2.0 million).

Net cash provided by financing activities in 2020 was RMB6.68 billion, primarily attributable to proceeds from equity financing activities of RMB8.25 billion, partially offset by (i) repurchase of preferred shares of RMB1.08 billion and (ii) repurchase of ordinary shares of RMB491.2 million.

Net cash provided by financing activities in 2019 was RMB795.2 million, primarily attributable to proceeds from equity financing activities of RMB895.7 million, partially offset by (i) repurchase of preferred shares of RMB70.3 million and (ii) repurchase of ordinary shares of RMB47.3 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, capital commitment, products and services purchase commitment and operating lease commitments.

Our capital expenditures are primarily incurred for purchases of property and equipment, as well as intangible assets. Our capital expenditures were RMB108.8 million in 2019, RMB384.6 million in 2020 and RMB166.7 million (US$26.2 million) in 2021. We expect to moderate our spending on capital expenditures to reserve resources to support our strategic transformation.

The following table sets forth our capital commitment, products and services purchase commitment and operating lease obligations as of December 31, 2021:

	Payment due by December 31,
	Total	1 Year	1-3 Years	3-5 Years	Over 5 Years
	(in RMB thousands)
Capital commitment	480,000	240,000	240,000	-	-
Products and services purchase commitment	208,937	208,937	-	-	-
Operating lease obligations(1)	446,315	231,314	190,897	22,030	2,074
Total	1,135,252	680,251	430,897	22,030	2,074

Note:

(1)	Operating lease obligations consist of the obligations under the lease agreements covering our warehouses, stores and office spaces.

We intend to fund our existing and future material cash requirements with our existing cash balance and proceeds. We will continue to make cash commitments prudently, including capital expenditures, to meet the expected growth of our business.

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Holding Company Structure

Yatsen Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIE and its subsidiaries in China. As a result, Yatsen Holding Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information On the Company—B. Business Overview—Data and Technology,” “—Data Security and Privacy” and “—Trademark and Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures.  On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see Note 2 of the Notes to the Consolidated Financial Statements.

Inventory Valuation

We carry inventory on our balance sheet at the estimated lower of cost or market. Cost is determined by the weighted average method for our inventories. We carry obsolete, damaged and excess inventory at the net realizable value, which we determine by assessing historical recovery rates, current market conditions and our future marketing and sales plans. Because our assessment of net realizable value is made at a point in time, there are inherent uncertainties related to our value determination. Market factors and other conditions underlying the net realizable value may change, resulting in further reserve requirements. A reduction in the carrying amount of an inventory item from cost to market value creates a new cost basis for the item that cannot be reversed at a later period. While we believe that adequate write-downs for inventory obsolescence have been provided in the consolidated financial statements, consumer tastes and preferences will continue to change and we could experience additional inventory write-downs in the future.

Rebates, discounts and other cash consideration received from a vendor related to inventory purchases are reflected as reductions in the cost of the related inventory item, and are therefore reflected in the “Cost of Sales” line in our Consolidated Statements of Income when the related inventory item is sold. See Note 6 of the Notes to the Consolidated Financial Statements for information regarding inventory.

Goodwill

We review goodwill and indefinite-lived intangible assets for impairment annually in the fourth quarter of our fiscal year, or more frequently as warranted by events or changes in circumstances which indicate that the carrying amount may not be recoverable. We may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying amount. If, based on the results of the qualitative assessment, it is concluded that it is not more likely than not that the fair value of a reporting unit or indefinite-lived asset exceeds its carrying value, a quantitative test is performed. Under the quantitative test, we compare the carrying value of the reporting unit or indefinite-lived intangible asset to its fair value, which we estimate using a discounted cash flow analysis or by comparison to the market values of similar assets. If the carrying value exceeds its fair value, we record an impairment charge equal to the excess of the carrying value over the related fair value. The assumptions used in such valuations such as projected future cash flows, discount rates, growth rates, and determination of appropriate market comparables and recent transactions, are subject to volatility and may differ from actual results. Under a qualitative assessment, we assess various factors including industry and market conditions, macroeconomic conditions and performance of our businesses.

In connection with our annual goodwill impairment testing performed during 2021, we performed a quantitative assessment utilizing an income approach to estimate the fair value of each reporting unit. The most significant assumptions include revenue growth rates, gross profit ratios, the discount rates and terminal value, all of which are used to estimate the fair value of the reporting units. The tests indicated the reporting units had fair values that exceeded their carrying values, and no impairment of goodwill was identified as a result of our annual testing conducted in 2021. See Note 10 of the Notes to the Consolidated Financial Statements for information regarding goodwill.

Business Combinations

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows and discount rates.

Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Allocation of purchase consideration to identifiable assets and liabilities affects our amortization expense, as acquired finite-lived intangible assets are amortized over the useful life, whereas any indefinite lived intangible assets, including goodwill, are not amortized. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value. See Note 20 of the Notes to the Consolidated Financial Statements for information regarding business combination.

Valuation and recognition of share-based compensation arrangements

Compensation expense is recognized for all grants of share options and restricted share units. Determining the appropriate valuation model and estimating the fair values of share option grants requires the input of subjective assumptions, including risk-free interest rate, expected stock price volatility, dividend yields, expected term, and forfeiture rates. The expected volatility assumption is based partially upon the historical volatility of our ordinary shares, which may or may not be a true indicator of future volatility. The assumptions used in calculating the fair values of share option grants represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, share-based compensation expense could be significantly different from what we recorded in the current period. See Note 19 of the Notes to the Consolidated Financial Statements for information regarding share-based compensation arrangements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jinfeng Huang	38	Chairman of the Board of Directors and Chief Executive Officer
Jianhua Lyu	35	Director and Chief Sales Officer
Donghao Yang	50	Director and Chief Financial Officer
Weihua Chen	42	Chief Technology Officer
Sidney Xuande Huang	56	Independent Director
Bonnie Yi Zhang	48	Independent Director
Jiming Ha	59	Independent Director

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

Weihua Chen has served as our chief technology officer since May 2021. Mr. Chen has 20 years of experience in the technology sector and has held various senior positions. Mr. Chen served as the chief technology officer of FUTU Holdings Limited (NASDAQ: FUTU) from September 2015 to May 2020. From August 2003 to August 2015, Mr. Chen worked at Tencent, having served in a number of senior management and technology positions, including as deputy general manager of the technology department of WeChat/Weixin and QQ business line. Mr. Chen received his bachelor’s degree in applied physics from Shenyang University of Technology in 2001.

Sidney Xuande Huang has served as our independent director since November 2020. Mr. Huang is currently a senior advisor to JD.Com, Inc. (NASDAQ: JD; HKG: 9618) and was its chief financial officer from September 2013 until his retirement in September 2020, including the last three months as an executive coach to his successor. Mr. Huang has been a member of the board of directors of Kuaishou Technology (HKG: 1024) since February 2021. Prior to JD.com, Mr. Huang was the chief financial officer of Vancelnfo Technologies Inc. (NYSE: VIT) and its successor company, Pactera Technology International Ltd., from July 2006 to September 2013. He also served as the co-president of Vancelnfo Technologies Inc. from 2011 to 2012 and its chief operating officer from 2008 to 2010. Prior to Vancelnfo Technologies Inc., he was the chief financial officer of two other China-based companies in technology and internet sectors between 2004 and 2006. Mr. Huang was an investment banker at Citigroup Global Markets Inc. in New York from 2002 to 2004. He held various positions including audit manager at KPMG LLP from 1996 to 2000 and was a Certified Public Accountant in the State of New York. Mr. Huang is currently an academic visitor at St Antony’s College of Oxford University. He obtained his master’s degree in business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

Bonnie Yi Zhang has served as our independent director since November 2020. Ms. Zhang is the chief financial officer of Sina Corporation. Ms. Zhang has served as independent director of Dada Nexus Limited (Nasdaq: DADA), a local on-demand retail and delivery platform in China, since June 2020. Ms. Zhang has also served as an independent director of TuSimple, Inc. (Nasdaq: TSP), an autonomous driving company since April 2021. From March 2014 to March 2015, Ms. Zhang served as the chief financial officer of Weibo Corporation, a Nasdaq-listed social media platform in China and one of Sina Corporation’s subsidiaries. Before joining Weibo, Ms. Zhang was the chief financial officer of AdChina Ltd., an integrated internet advertising platform in China, from May 2011 to February 2014. Prior to that, Ms. Zhang was an audit partner of Deloitte Touche Tohmatsu based in Shanghai, with a focus on serving Chinese companies making initial public offerings in the United States and Chinese companies listed in the United States, from October 2007 to April 2011. Ms. Zhang served as a senior manager in the National Office SEC Services group of Deloitte & Touche, LLP from May 2005 to August 2007, where she was responsible for pre-issuance reviews of securities offering documents and periodic reports to be filed with the SEC with a focus on foreign private issuers. Ms. Zhang had also served as an independent board member of Dada Nexus Limited, a NASDAQ listed company since June 2020. Ms. Zhang received a bachelor’s degree in business administration from McDaniel College. Ms. Zhang is a certified public accountant in the State of Maryland and is a member of the American Institution of Certified Public Accountants.

Jiming Ha has served as our independent director since March 2021. Currently, Dr. Ha was a visiting scholar at the University of Virginia from May 2019 to June 2021. From April 2018 to January 2021, Dr. Ha served as an independent director of Lufax Holding Ltd (NYSE: LU). From January 2018 to December 2019, he was an independent director of Luokung Technology Corp. (Nasdaq: LKCO). Prior to his directorship with Luokung Technology Corp. Dr. Ha was a senior fellow at China Finance 40 Forum from May 2017 to January 2018 and served as a managing director at Goldman Sachs (Asia) L.L.C. in investment banking services from October 2010 to April 2017. He was the chief economist at China International Capital Corporation from 2004 to 2010. Before that, Dr. Ha was a senior economist at the International Monetary Fund (IMF) from 1993 to 2004, and worked at the Hong Kong Monetary Authority within the IMF from 2001 to 2003. He also served as the IMF resident representative to Indonesia from 1999 to 2001. Dr. Ha received his Ph.D degree in economics from the University of Kansas, and his master’s degree and bachelor’s degree in science from Fudan University.

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2021, we paid to our executive officers an aggregate of RMB2.2 million (US$0.3 million) in cash and RMB0.4 million (US$59 thousand) for benefits including certain contributions equal to certain percentages of each officer’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund as required by PRC law, and US$0.2 million to our independent directors. We did not make additional payments to our executive officers for their role as directors for the year ended December 31, 2021.

Share Incentive Plan

Our shareholders and board of directors adopted the Share Option Plan in September 2018, which was amended and restated respectively in July 2019, March 2020, and September 2020, to attract and retain the best available personnel, provide additional incentives to employees and directors, and promote the success of our business. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the Share Option Plan is 249,234,508. As of December 31, 2021, options to purchase an aggregate amount of 68,921,824 Class A ordinary shares under the Share Incentive Plan have been granted and are outstanding, excluding awards that have been exercised or were forfeited or canceled after the relevant grant dates.

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

Termination and Amendment of the Plan. Unless terminated earlier, the Share Option Plan has a term of ten years from September 11, 2020. Our board of directors has the authority to terminate, amend, suspend or modify the Share Option Plan, subject to shareholder approval to the extent necessary to comply with applicable law. However, without the prior written consent or sanction of such number of award recipients as shall together hold options in respect of not less than one half in nominal value of all Class A ordinary shares then subject to the then outstanding options, no alteration may adversely affect the terms of issue of any outstanding award previously granted or agreed to be granted pursuant to the Share Option Plan.

Historically, a total of 149,363,572 restricted Class A ordinary shares and 21,356,415 restricted Class B ordinary shares resulting from early exercise or modification of options granted to our employees, officers and directors had been issued to and were held by three trusts for the grantees’ benefit. These shares have been and continue to be subject to satisfaction of the service conditions set forth in the applicable equity award agreements. As of February 28, 2022, a total of 128,614,128 Class A ordinary shares and 21,356,415 Class B ordinary shares related to options granted to our employees, officers and directors were held by the three trusts for the grantees’ benefit, which have been and will continue to be subject to satisfaction of the service conditions set forth in the applicable equity award agreements.

The following table summarizes, as of February 28, 2022, the outstanding options that were granted to our directors and executive officers.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Bonnie Yi Zhang	*	0.025	March 31, 2021	November 19, 2034
Jiming Ha	*	0.025	March 31, 2021	March 11, 2035
Sidney Xuande Huang	*	0.025	March 31, 2021	November 19, 2034
Weihua Chen	26,971,738	0.025	July 29, 2021	May 7, 2035
Total	27,843,410	-	-	-

Notes:

*	Less than 1% of our total Class A ordinary shares on an as-converted basis outstanding as of February 28, 2022.

The following table summarizes, as of February 28, 2022, the number of restricted ordinary shares related to the options granted to our officers and directors.

Name	Number of Shares Underlying Options
Jianhua Lyu	*
Donghao Yang	61,627,652

Note:

*	Less than 1% of our total Class A ordinary shares on an as-converted basis outstanding as of February 28, 2022.

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

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

We had 3,497 full-time employees as of December 31, 2021 and most of our full-time employees are located in China. The following table sets forth the number of our full-time employees as of December 31, 2021:

Function	Number of Employees
Formulation R&D, Product Development and Production Management	273
Marketing	375
Online Operation	878
New Retail Business Development and Management	154
Data and Technology Engineers	160
Online Sales and Customer Service	294
Offline Beauty Advisors	1,092
Other	271
Total	3,497

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2022 by:

•	each of our directors and executive officers; and
•	each of our principal shareholders who beneficially owns 5% or more of our total outstanding shares.

The calculations in the table below are based on 1,938,303,919 Class A ordinary shares and 758,869,844 Class B ordinary shares (inclusive of the 128,614,128 Class A ordinary shares and 21,356,415 Class B ordinary shares held under the trusts for the benefit of certain employees, directors and officers of our company as disclosed in “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan”) outstanding on an as-converted basis as of February 28, 2022.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power***
Directors and Executive Officers**:
Jinfeng Huang(1)	5,736,314	666,572,880	672,309,194	24.9%	77.9%
Jianhua Lyu(2)	-	92,296,964	92,296,964	3.4%	10.8%
Donghao Yang	*	-	*	*	*
Weihua Chen	-	-	-	-	-
Sidney Xuande Huang	*	-	*	*	*
Bonnie Yi Zhang	*	-	*	*	*
Jiming Ha	*	-	*	*	*
All Directors and Executive Officers as a Group	22,761,768	758,869,844	781,631,612	29.0%	88.8%
Principal Shareholders:
Entities affiliated with Jinfeng Huang(1)	5,736,314	666,572,880	672,309,194	24.9%	77.9%
Maybe Cat Holding Limited(3)	110,936,198	-	110,936,198	4.1%	0.6%
Hillhouse Entities(4)	322,610,654	-	322,610,654	12.0%	1.9%
ZhenFund Entities(5)	222,868,932	-	222,868,932	8.3%	1.3%
Banyan Partners Entities(6)	222,785,737	-	222,785,737	8.3%	1.3%

Notes:

*	Less than 1% of our total Class A ordinary shares on an as-converted basis outstanding as of February 28, 2022.
**

Except as indicated otherwise below, the business address of our directors and executive officers is Building No. 35, Art Port International Creation Center, No. 2519 Xingang East Road, Haizhu District, Guangzhou 510330, Guangdong Province, People’s Republic of China.

***

For each person or group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is currently entitled to twenty votes per share, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. In October 2020, Mr. Jinfeng Huang, Mr. Yuwen Chen, our former director and chief operating officer, and Mr. Jianhua Lyu entered into a voting agreement, wherein they agreed to exercise their voting rights in concert in meetings of the board of directors and general meetings of shareholders until such time as agreed by the parties in writing or decided by Mr. Jinfeng Huang, unless doing so would, among others, result in violation of law or, as to matters transacted at meetings of the board of directors, their respective fiduciary duty.

(1)

Represents (i) 666,572,880 Class B ordinary shares held by Slumdunk Holding Limited, a British Virgin Islands business company, and (ii) 5,736,314 Class A ordinary shares held by Yellow Bee Limited, a British Virgin Islands business company. Slumdunk Holding Limited owns the entire voting shares of Yellow Bee Limited and Mr. Jinfeng Huang is the sole director of Yellow Bee Limited. The business address of Yellow Bee Limited is do Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The business address of Slumdunk Holding Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)

Represents 92,296,964 Class B ordinary shares held by Icecrystou Holding Limited, a British Virgin Islands business company owned by Mr. Jianhua Lyu. Among those shares, 10,678,207 Class B ordinary shares are restricted as of February 28, 2022 and are related to options granted to Mr. Jianhua Lyu, which have been and will continue to be subject to satisfaction of the service conditions set forth in the applicable equity award agreement. The business address of Icecrystou Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. In March 2022, 40,000,000 Class B ordinary shares held by Icecrystou Holding Limited were converted into Class A ordinary shares on a one-for-one basis.

(3)

Represents 2 Class A ordinary shares and 27,734,049 ADSs directly held by Maybe Cat Holding Limited, a British Virgin Islands business company wholly owned by Mr. Yuwen Chen, our former director and chief operating officer, which ADSs represent 110,936,196 Class A ordinary shares. Maybe Cat Holding Limited beneficially owned more than 5% of the total number of our Class A ordinary shares outstanding as of February 28, 2022. The business address of Maybe Cat Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(4)

Represents (i) 1,003,056 Class A ordinary shares in the form of ADSs held by certain funds and/or accounts managed by HHLR Advisors, Ltd., a Cayman Islands company, and (ii) 321,607,598 Class A ordinary shares held by certain funds and/or accounts managed by Hillhouse Investment Management, Ltd., a Cayman Islands company, based on the information contained in the Schedule 13G/A filed by HHLR Advisors, Ltd. and Hillhouse Investment Management, Ltd. with the SEC on February 14, 2022. HHLR Advisors, Ltd. and Hillhouse Investment Management, Ltd. are under common control and share certain policies, personnel and resources. The business address of each of HHLR Advisors, Ltd. and Hillhouse Investment Management, Ltd. is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.

(5)

Represents (i) 3 Class A ordinary shares held by Zhen Fund COV LLC, a Cayman Islands company, (ii) 637,328 Class A ordinary shares in the form of ADSs held by Zhen Advisors Ltd. and (iii) 166,673,701 Class A ordinary shares and 55,557,900 Class A ordinary shares in the form of ADSs held by Zhen Partners Fund IV, L.P., a Cayman Islands company based on the information contained in the Schedule 13G/A filed by the relevant reporting persons with the SEC on February 7, 2022. The manager of Zhen Fund COV LLC is Zhen Advisors Ltd., which is wholly owned by Zhen International Ltd. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. is wholly owned by Rosy Glow Holdings Limited. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiaoping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares. The business address of ZhenFund Entities is P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands.

(6)

Represents 190,032,206 Class A ordinary shares held by Banyan Partners Fund III, L.P. and 32,753,531 Class A ordinary shares held by Banyan Partners Fund BI-A, L.P, based on the information contained in the Schedule 13G/A filed by the relevant reporting persons with the SEC on February 11, 2022. Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. are incorporated in the Cayman Islands and Banyan Partners III Ltd., a Cayman Islands company, is their general partner. The business address of both Banyan Partners Fund III, L.P. and Banyan Partners Fund HI-A, L.P. is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.

To our knowledge, as of February 28, 2022, 1,186,626,668 of our Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. As of February 28, 2022, none of our Class B ordinary shares were held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with The VIE

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Other Related Party Transactions

Transactions with Shanghai Minglei

Our transactions with Shanghai Minglei Trading Co., Ltd., or Shanghai Minglei, our equity investee over which we have significant influence and our supplier, included purchase of raw materials, packing materials and finished goods, amounting to RMB389 thousand, nil and nil thousand for the year ended December 31, 2019, 2020 and 2021, respectively.

Transactions with Guangzhou Intelligent

Our transactions with Guangzhou Intelligent Logistics Technology Co., Ltd, or Guangzhou Intelligent, our equity investee over which we have significant influence and our logistics service provider, included purchase of services, amounting to nil, RMB15.2 million and RMB13.8 million (US$2.2 million) in 2019, 2020 and 2021, respectively.

Transaction with Yatsen Biological Technology

As of December 31, 2021, we had RMB14.0 million (US$2.2 million) due to Yatsen Biological Technology (Guangzhou) Co., Ltd, or Yatsen Biological Technology, an entity established jointly by us and Cosmax for purposes of establishing a manufacturing hub in Guangzhou and over which we have significant influence, which mainly represents the purchases of inventories and service from Yatsen Biological Technology, amounting to RMB24.5 million (US$3.8 million) in 2021.

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

ITEM 8.FINANCIAL INFORMATION

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or entity other than such person or such entity’s affiliate, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary shares to any person or entity who is not an affiliate of the registered holder of such Class B ordinary shares, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

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

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange.”

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

Although the law in this regard is not entirely clear, we intend to treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, the composition of our income and assets would change and we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC will depend, in part, upon the composition of our income and assets. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current or future taxable years. In particular, recent decline in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to decline and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for U.S. federal income tax purpose, our risk of becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

For U.S. foreign tax credit purposes, dividends paid on our ADSs or Class A ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex 120 conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and if PRC tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income for foreign tax credit purposes. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under its particular circumstances, its eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, the VIE or any of the subsidiaries of the VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE or any of the subsidiaries of the VIE.

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

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

DAmerican Depositary Shares

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

●     To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
● Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
● Distribution of cash dividends	Up to US$0.05 per ADS held
● Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
● Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
● Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
● Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2021, we received an upfront payment in cash of US$15.8 million before tax from the depositary for expenses that have been incurred and will be incurred in connection with the establishment and maintenance of the ADS program.

PART II

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

The F-1 Registration Statement was declared effective by the SEC on November 18, 2020. For the period from the effective date of the F-1 Registration Statement to December 31, 2021, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$44.7 million, which included US$39.0 million in underwriting discounts and commissions for the initial public offering and approximately US$5.7 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$664.7 million from our initial public offering and exercise of over-allotment option. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from November 18, 2020, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2021, US$247.2 million of the net proceeds received from our initial public offering were used for strategic investments and acquisitions, as well as for business operations and general corporate purpose. There is no material change in the use of proceeds as described in the F-1 Registration Statement. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Our management has excluded Evelom Limited and its subsidiaries (“Eve Lom”) from our assessment of internal control over financial reporting as of December 31, 2021 because it was acquired by us in a business combination in 2021. Eve Lom’s total assets and total revenues excluded from management’s assessment represent less than 5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission.

In connection with the audits of our consolidated financial statements for the year ended December 31, 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2021. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

In order to remedy our identified material weakness, we have set up a financial reporting team and recruited to the financial reporting team staff who have experience at big-four international accounting firms with adequate U.S. GAAP and SEC reporting knowledge to prepare and review the financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. In addition, we plan to continue to implement, several measures, including, among others:

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

However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have identified one material weakness in our internal control over financial reporting as of December 31, 2021, and if we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and EmployeesC. Board Practices.”

ITEM 16.B.CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at http://ityatsenglobal.com/Corporate-Governance.

ITEM 16.C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below

	For the Year Ended December 31,
	2020	2021
	(in thousands of RMB)
Audit fees(1)	16,260	9,500
Tax fees(2)	623	102
All other fees(3)	581	3,374

Notes:

(7)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2020.

(8)	“Tax fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(9)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit Fees” and “Tax Fees.”

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers Zhong Tian LLP and its affiliates as described above, other than those for de minimis services which are approved by our audit committee prior to the completion of the audit.

ITEM 16.D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 17, 2021, our board of directors approved a share repurchase program whereby we are authorized to repurchase up to US$100 million worth of our ordinary shares (including in the form of ADSs) over the next 24 months.

As of December 31, 2021, we had repurchased 1,846,823 ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us in 2021. All shares were repurchased in the open market pursuant to the share repurchase program announced on November 18, 2021.

	Total Number of ADSs Purchased	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of the Publicly Announced Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (US$, in millions)
Period
December 2021	1,846,823	$1.8972	1,846,823	96.5
Total	1,846,823	$1.8972	1,846,823	96.5

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.CORPORATE GOVERNANCE

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

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. Section 303A.01 of the NYSE Listed Company Manual requires a listed company to have a majority of independent directors. Section 302.00 of the NYSE Listed Company Manual requires a listed company to hold an annual shareholders' meeting during each fiscal year. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our ADS—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange listing standards.”

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Yatsen Holding Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS
Exhibit Number	Description of Document
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

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the Form 20-F filed on April 21, 2021 (File No. 001-39703))
2.5

The Seventh Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated September 11, 2020 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.1

Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.4

English translation of the executed Second Amended and Restated Proxy Agreement and Powers of Attorney granted to our WFOE by shareholders of the VIE dated October 28, 2020 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

Exhibit Number	Description of Document
4.5

English translation of the Second Amended and Restated Equity Pledge Agreement among our WFOE, the VIE and shareholders of the VIE dated October 28, 2020 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.6

English translation of the Exclusive Business Cooperation Agreement between our WFOE and the VIE dated July 26, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.7

English translation of the Second Amended and Restated Exclusive Call Option Agreement among our WFOE, the VIE and shareholders of the VIE dated October 28, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.8

English translation of executed Spousal Consent Letter granted by the spouse of the individual shareholder of the VIE dated October 28, 2020 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entity of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Zhong Lun Law Firm
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F
**	Furnished with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yatsen Holding Limited

By:	/s/ Jinfeng Huang
Name:	Jinfeng Huang
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 22, 2022

YATSEN HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yatsen Holding Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Yatsen Holding Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, of comprehensive income (loss), of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge and experience to (i) establish and implement key controls over period-end closing and financial reporting, and (ii) handle complex accounting issues and properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Evelom Limited and its subsidiaries (“Eve Lom”) from its assessment of internal control over financial reporting as of December 31, 2021 because it was acquired by the Company in a purchase business combination during 2021. We have also excluded Eve Lom from our audit of internal control over financial reporting. Eve Lom’s total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent less than 5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessments – Determining fair values for DR.WU and Eve Lom Reporting Units

As described in Notes 2(m) and 10 to the consolidated financial statements, the Company’s goodwill balance was RMB869 million as of December 31, 2021, and the goodwill associated with the DR.WU and Eve Lom reporting units was RMB134 million and RMB711 million, respectively. Management conducts an impairment test as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the fair value of a reporting unit to the unit’s carrying value, including goodwill.  An impairment charge is recorded, when necessary, for the amount by which the carrying amount exceeds the reporting unit’s fair value, up to a maximum amount of the goodwill balance for the reporting unit. Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections used in the model for the DR.WU and Eve Lom reporting units included significant judgments and assumptions relating to revenue growth rates, gross profit ratios, the discount rates and terminal value. Management utilized the services of an independent valuation firm to assist with the determination of the fair value of the reporting units.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments of the DR.WU and Eve Lom reporting units is a critical audit matter are (i) the significant judgments utilized by management when developing the fair value of the reporting units which in turn led to a high degree of auditor judgment, subjectivity, and effort in designing and applying procedures relating to evaluating the reasonableness of management’s estimates and assumptions; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments, including controls over the valuation of the DR.WU and Eve Lom reporting units. These procedures also included, among others (i) testing management’s process for developing the fair value estimates; (ii) evaluating the competence, capability and objectivity of the independent valuation firm engaged by the Company; (iii) evaluating the appropriateness of the discounted cash flow model; (iv) testing the completeness and accuracy of underlying data used in the model; and (v) evaluating the reasonableness of the significant assumptions used by management related to the revenue growth rates, gross profit ratios, the discount rates and terminal value. Evaluating management’s assumptions related to the revenue growth rates, profit ratios and terminal value involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units; (ii) the consistency with external market and industry forecasts; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. The discount rates were evaluated by comparing them to the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the Company’s discounted cash flow model and the discount rates assumption.

Valuation of Intangible Assets Acquired and Redeemable Non-controlling Interests in Connection with Business Combinations of DR.WU and Eve Lom

As described in Notes 2(n) and 20 to the consolidated financial statements, the Company recorded RMB622 million of intangible assets acquired and RMB339 million of redeemable non-controlling interests in connection with business combinations of DR.WU and Eve Lom during the year ended December 31, 2021, which were measured at fair value upon acquisition. Management applied significant judgement in determining the fair value of the intangible assets and non-controlling interests, including significant assumptions and estimates for revenue growth rates and the discount rates and, in the case of the redeemable non-controlling interests, gross profit ratios. Management utilized the services of an independent valuation firm to assist with the determination of the fair value of the intangible assets and redeemable non-controlling interests.

The principal considerations for our determination that performing procedures relating to Valuation of Intangible Assets Acquired and Redeemable Non-controlling Interests in Connection with Business Combinations of DR.WU and Eve Lom is a critical audit matter are (i) there was significant judgment adopted by management with respect to the assumptions and estimates used in the determination  the fair values of these intangible assets and redeemable non-controlling interests, which in turn led to a high degree of auditor judgment, subjectivity, and effort in designing and applying procedures relating to evaluating the reasonableness of management’s estimates and assumptions; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the accounting for business combinations, including controls over management’s identification of the intangible assets and controls over the development of the significant assumptions related to the valuation of these intangible assets and redeemable non-controlling interests. These procedures also included testing the fair values of the intangible assets acquired and the redeemable non-controlling interests by (i) reading the underlying purchase agreements; (ii) evaluating the competence, capability and objectivity of the independent valuation firm engaged by the Company; (iii) evaluating the appropriateness of the valuation techniques and forecast period used by management; (iv) testing the completeness, mathematical accuracy and relevance of the underlying data used in the valuation, and (v) evaluating the significant assumptions, including revenue growth rates, gross profit ratios and discount rates. Evaluating the reasonableness of the revenue growth rates and gross profit ratios for the forecast period involved considering the past performance of the acquired businesses as well as economic and industry forecasts. The discount rates were evaluated by comparing them to the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the valuation approach and the reasonableness of the discount rates used by management.

Impairment of Inventories

As of December 31, 2021, the Company’s net balance of inventories was RMB696 million, which represented approximately 9.6% of the total assets. As described in Notes 2(j) and 6 to the consolidated financial statements, the Company recorded an impairment allowance of RMB 108 million as of December 31, 2021 for excessive, slow moving, expired and obsolete inventories, to adjust the carrying value of such inventories to the lower of their cost or estimated net realizable value. The estimate requires management to make significant assumptions relating to the demand forecast for inventories, including potential product obsolescence, sales strategy, and marketability of inventories.

The principal considerations for our determination that performing procedures relating to impairment of inventories is a critical audit matter are the significant judgment by management to estimate the demand forecast, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing audit procedures and in evaluating audit evidence relating to the assumptions underlying the demand forecast.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the impairment of inventories. These procedures also included, among others, (i) evaluating the appropriateness of management’s estimation process of the net realizable value of inventory; (ii) testing the completeness and accuracy of underlying data used in the model, including historical sales performance and turnover of individual stock-keeping units (“SKUs”) and the aging and expiration dates of inventory on hand at December 31, 2021; (iii) evaluating the reasonableness of the significant assumptions used by management related to potential product obsolescence, sales strategy and marketability underlying the demand forecast by (i) reviewing the actual subsequent sales volume to corroborate management’s judgements applied over the indicators of excessive, slow moving and obsolete SKUs; (ii) testing net realizable value by comparing the actual selling prices of certain SKUs subsequent to the year end to their carrying amounts at the year end, and (iii) performing retrospective reviews by comparing actual inventory write-downs with previously established historical estimates, to evaluate management’s ability to establish reasonable estimates.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

April 22, 2022

We have served as the Company’s auditor since 2019.

YATSEN HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

		As of December 31,
	Note	2020	2021	2021
		RMB	RMB	US$
				(Note2(e))
Assets
Current assets
Cash and cash equivalents	4	5,727,029	3,138,008	492,422
Restricted cash	4	6,363	-	-
Accounts receivable	5	419,317	355,837	55,839
Inventories, net	6	616,808	695,761	109,180
Prepayments and other current assets	7	304,641	366,191	57,463
Amounts due from related parties	22	14,370	60	9
Total current assets		7,088,528	4,555,857	714,913
Non-current assets
Investments	8	34,862	350,380	54,982
Property and equipment, net	9	285,297	245,314	38,495
Goodwill	10	20,596	869,421	136,431
Intangible assets, net	11	189,090	745,851	117,040
Deferred tax assets	16	597	2,000	314
Right-of-use assets, net	14	536,710	422,966	66,373
Other non-current assets	12	152,058	80,220	12,588
Total non-current assets		1,219,210	2,716,152	426,223
Total assets		8,307,738	7,272,009	1,141,136
Liabilities, redeemable non-controlling interests and shareholders' equity (deficit)
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB 6,892 and RMB 11,765 as of December 31, 2020 and 2021, respectively)		466,705	240,815	37,789
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of RMB 6,156 and RMB 14,262 as of December 31, 2020 and 2021, respectively)		6,228	20,680	3,245
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Group of RMB 42,874 and RMB 18,727 as of December 31, 2020 and 2021, respectively)	13	411,944	370,531	58,142
Amounts due to related parties	22	11,814	13,967	2,192
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Group of RMB 929 and RMB 1,005 as of December 31, 2020 and 2021, respectively)		18,686	16,747	2,628
Lease liabilities due within one year (including lease liabilities of the consolidated VIEs without recourse to the Group of nil and RMB 74 as of December 31, 2020 and 2021, respectively)	14	215,300	214,843	33,714
Total current liabilities		1,130,677	877,583	137,710
Non-current liabilities
Deferred tax liabilities	16	1,557	124,450	19,529
Deferred income		-	56,180	8,816
Lease liabilities (including lease liabilities of the consolidated VIEs without recourse to the Group of nil and RMB 78 as of December 31, 2020 and 2021, respectively)	14	311,910	206,303	32,373
Total non-current liabilities		313,467	386,933	60,718
Total liabilities		1,444,144	1,264,516	198,428
Commitments and contingencies	24

YATSEN HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

		As of December 31,
	Note	2020	2021	2021
		RMB	RMB	US$
				(Note2(e))
Redeemable non-controlling interests	20	-	338,587	53,132
Shareholders’ equity (deficit)

Ordinary shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated; 1,736,321,157 Class A shares and 960,852,606 Class B ordinary shares issued; 1,586,957,585 Class A ordinary shares and 939,496,191 Class B ordinary shares outstanding as of December 31, 2020; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated; 1,938,303,919 Class A shares and 758,869,844 Class B ordinary shares issued; 1,789,239,887 Class A ordinary shares and 737,513,429 Class B ordinary shares outstanding as of and December 31, 2021)

	17	173	173	27
Treasury shares		(12)	(22,330)	(3,504)
Additional paid-in capital		11,165,697	11,697,942	1,835,662
Statutory reserves		20,051	21,352	3,351
Accumulated deficit		(4,240,134)	(5,782,169)	(907,348)
Accumulated other comprehensive loss		(97,265)	(255,780)	(40,137)
Total Yatsen Holding Limited shareholders' equity		6,848,510	5,659,188	888,051
Non-controlling interests		15,084	9,718	1,525
Total shareholders' equity		6,863,594	5,668,906	889,576
Total liabilities, redeemable non-controlling interests and shareholders' equity		8,307,738	7,272,009	1,141,136

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

		Year ended December 31,
	Note	2019	2020	2021	2021
		RMB	RMB	RMB	US$
					(Note2(e))
Total net revenues	15	3,031,167	5,233,170	5,839,973	916,419
Total cost of revenues		(1,103,509)	(1,869,145)	(1,941,177)	(304,613)

Gross profit		1,927,658	3,364,025	3,898,796	611,806
Operating expenses:
Fulfilment expenses		(300,122)	(425,052)	(434,018)	(68,107)
Selling and marketing expenses		(1,251,270)	(3,412,159)	(4,005,589)	(628,564)
General and administrative expenses		(209,326)	(2,142,973)	(941,347)	(147,718)
Research and development expenses		(23,179)	(66,512)	(142,086)	(22,296)
Total operating expenses		(1,783,897)	(6,046,696)	(5,523,040)	(866,685)
Income (loss) from operations		143,761	(2,682,671)	(1,624,244)	(254,879)
Financial income		5,320	14,313	45,658	7,165
Foreign currency exchange losses		(62)	(2,774)	(1,751)	(275)
Income (loss) from equity method investments, net		-	(293)	5,978	938
Impairment loss of investments		-	-	(1,375)	(216)
Other non-operating income (expenses)		(1,684)	(10,020)	27,775	4,359
Income (loss) before income tax expenses		147,335	(2,681,445)	(1,547,959)	(242,908)
Income tax (expenses) benefit	16	(71,976)	(6,970)	921	145
Net income (loss)		75,359	(2,688,415)	(1,547,038)	(242,763)
Less: Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests		-	(608)	(6,304)	(989)
Net income (loss) attributable to the Yatsen Holding Limited's shareholders		75,359	(2,687,807)	(1,540,734)	(241,774)
Accretion to preferred shares		(59,200)	(242,209)	-	-
Deemed dividends due to modification of preferred shares		(61,239)	(1,054,220)	-	-
Net loss attributable to ordinary shareholders of Yatsen Holding Limited		(45,080)	(3,984,236)	(1,540,734)	(241,774)
Net loss per ordinary share
Net loss per ordinary share-basic	21	(0.10)	(4.78)	(0.61)	(0.10)
Net loss per ordinary share-diluted	21	(0.10)	(4.78)	(0.61)	(0.10)
Weighted average number of ordinary shares used in computing net loss per ordinary share
Ordinary shares—basic	21	450,499,736	833,714,126	2,526,833,201	2,526,833,201
Ordinary shares—diluted	21	450,499,736	833,714,126	2,526,833,201	2,526,833,201

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share, per share data or otherwise noted)

		Year ended December 31,
	Note	2019	2020	2021	2021
		RMB	RMB	RMB	US$
					(Note2(e))
Net income (loss)		75,359	(2,688,415)	(1,547,038)	(242,763)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil tax		13,822	(111,697)	(158,515)	(24,874)
Total comprehensive income (loss)		89,181	(2,800,112)	(1,705,553)	(267,637)
Less: Comprehensive loss attributable to the non-controlling interests		-	(608)	(6,304)	(989)
Comprehensive income (loss) attributable to the Yatsen Holding Limited’s shareholders		89,181	(2,799,504)	(1,699,249)	(266,648)

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary Shares		Treasury Shares		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non- controlling	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Income (Loss)	interests	Equity (Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	773,926,180	47	(394,215,000)	(23)	873	-	(59,982)	610	-	(58,475)
Issuances of restricted shares to founders	157,846,049	10	(157,846,049)	(10)	-	-	-	-	-	-
Vesting of founders' restricted shares	-	-	204,821,074	13	50,824		-	-	-	50,837
Repurchases of ordinary shares	(17,197,032)	(1)	-	-	(41,061)	-	-	-	-	(41,062)
Deemed share-based compensation related to repurchases of ordinary shares	-	-	-	-	24,158	-	-	-	-	24,158
Accretion on preferred shares to redemption value	-	-	-	-	-	-	(59,200)	-	-	(59,200)
Deemed dividend due to modification of preferred shares	-	-	-	-	(34,794)	-	(26,445)	-	-	(61,239)
Appropriation to statutory reserves	-	-	-	-	-	19,322	(19,322)	-	-	-
Net income	-	-	-	-	-	-	75,359	-	-	75,359
Foreign currency translation adjustment	-	-	-	-	-	-	-	13,822	-	13,822

Balance as of December 31, 2019	914,575,197	56	(347,239,975)	(20)	-	19,322	(89,590)	14,432	-	(55,800)
Issuances of restricted shares to founders	93,753,239	6	(93,753,239)	(6)	-	-	-	-	-	-
Share-based compensation of founders' restricted shares	-	-	440,993,214	26	1,030,152	-	-	-	-	1,030,178
Repurchases of ordinary shares	(62,388,247)	(4)	-	-	(351,328)	-	(132,290)	-	-	(483,622)
Deemed share-based compensation related to repurchases of ordinary shares	-	-	-	-	146,294	-	-	-	-	146,294
Issuances of shares due to exercise of share options	15,518,385	1	-	-	(1)	-	-	-	-	-
Share-based compensation related to accelerated vesting of share options	-	-	-	-	138,729	-	-	-	-	138,729
Share-based compensation related to vesting of share options	-	-	-	-	279,908	-	-	-	-	279,908
Issuances of shares to Share Incentive Plan Trust	170,719,987	12	(170,719,987)	(12)	-	-	-	-	-	-
Deemed dividend to preferred shareholders due to modification of preferred shares	-	-	-	-	-	-	(1,054,220)	-	-	(1,054,220)
Deemed repurchase of ordinary shares resulting from redesignation of founder’s ordinary shares to preferred shares	(6,443,998)	(1)	-	-	-	-	(33,289)	-	-	(33,290)
Accretion on preferred shares to redemption value	-	-	-	-	-	-	(242,209)	-	-	(242,209)
Net loss	-	-	-	-	-	-	(2,687,807)	-	(608)	(2,688,415)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(111,697)	-	(111,697)
Appropriation to statutory reserves	-	-	-	-	-	729	(729)	-	-	-
Conversion of convertible redeemable preferred shares	1,301,189,200	85	-	-	5,569,233	-	-	-	-	5,569,318
Issuance of ordinary shares upon initial public offering	270,250,000	18	-	-	4,352,710	-	-	-	-	4,352,728
Capital injection from non-controlling interests	-	-	-	-	-	-	-	-	15,692	15,692
Balance as of December 31, 2020	2,697,173,763	173	(170,719,987)	(12)	11,165,697	20,051	(4,240,134)	(97,265)	15,084	6,863,594

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary Shares		Treasury Shares		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non-controlling	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Income (Loss)	interests	Equity (Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	2,697,173,763	173	(170,719,987)	(12)	11,165,697	20,051	(4,240,134)	(97,265)	15,084	6,863,594
Net loss	-	-	-	-	-	-	(1,540,734)	-	(6,304)	(1,547,038)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(158,515)	-	(158,515)
Share-based compensation related to vesting of share options	-	-	-	-	464,011	-	-	-	-	464,011
Share-based compensation related to accelerated vesting of share options	-	-	-	-	66,429	-	-	-	-	66,429
Repurchase of ordinary shares	-	-	(7,387,292)	(22,319)	-	-	-	-	-	(22,319)
Capital injection from non-controlling interests	-	-	-	-	-	-	-	-	596	596
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	228	228
Exercise of share options	-	-	7,686,832	1	1,919	-	-	-	-	1,920
Transaction with non-controlling interests	-	-	-	-	(114)	-	-	-	114	-
Appropriation to statutory reserves	-	-	-	-	-	1,301	(1,301)	-	-	-
Balance as of December 31, 2021	2,697,173,763	173	(170,420,447)	(22,330)	11,697,942	21,352	(5,782,169)	(255,780)	9,718	5,668,906

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash Flows from Operating Activities
Net income (loss)	75,359	(2,688,415)	(1,547,038)	(242,763)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation of property and equipment	13,010	74,551	130,666	20,504
Amortization of intangible assets	907	3,476	50,705	7,957
Share-based compensation	74,995	1,900,588	530,440	83,238
Amortization of right-of-use assets	53,752	185,843	245,893	38,586
Recognition of deferred income	-	-	(14,515)	(2,278)
Impairment allowance of inventory	1,018	21,496	87,045	13,659
Deferred income tax expenses (benefits)	(3,695)	3,451	(5,428)	(852)
Loss on disposal of property and equipment	747	15,072	36,231	5,685
Loss on disposal of intangible assets	-	27	2,672	419
Gain from acquisition of a joint venture	-	-	(2,094)	(329)
Impairment of an investment	-	-	1,375	216
Share of (income) loss from equity investments	-	293	(5,978)	(938)
Provision for expected credit loss	-	2,643	-	-
Changes in operating assets and liabilities:
Accounts receivable	(200,554)	(154,015)	99,745	15,652
Prepayments and other current assets	(89,475)	(190,621)	(42,715)	(6,704)
Inventories	(411,111)	(134,255)	(109,930)	(17,250)
Other non-current assets	(18,803)	(25,752)	(18,961)	(2,975)
Amounts due from related parties	66,692	(564)	1,260	198
Amounts due to related parties	-	11,814	2,153	338
Accounts payable	310,320	66,163	(244,444)	(38,359)
Accrued expenses and other liabilities	96,951	174,698	(63,683)	(9,993)
Advances from customers	3,176	3,051	14,376	2,256
Deferred income	-	-	71,668	11,246
Income tax payables	72,926	(55,958)	(1,437)	(225)
Lease liabilities	(52,394)	(196,954)	(238,447)	(37,418)
Net Cash used in Operating Activities	(6,179)	(983,368)	(1,020,441)	(160,130)
Cash Flows from Investing Activities
Purchases of intangible assets	(2,421)	(159,010)	(25,304)	(3,971)
Purchases of property and equipment	(106,339)	(225,569)	(141,433)	(22,194)
Proceeds from disposal of property and equipment	-	471	-	-
Purchases of short-term investments	(70,000)	-	-	-
Sales of short-term investments	60,000	10,000	-	-
Acquisition of businesses, net of cash and cash equivalents acquired	(29,412)	(3,196)	(989,652)	(155,298)
Investments on equity investments	-	(35,552)	(322,825)	(50,658)
Pre-paid consideration for an acquisition	-	(95,976)	(5,043)	(791)
Net Cash used in Investing Activities	(148,172)	(508,832)	(1,484,257)	(232,912)
Cash Flows from Financing Activities
Proceeds from short-term borrowings	14,417	10,000	-	-
Repayments for short-term borrowings	(17,317)	(10,000)	(100)	(16)
Proceeds from issuance of preferred shares, net of issuance costs	895,686	3,868,594	-	-
Proceeds from issuance of ordinary shares, net of issuance costs	-	4,380,213	-	-
Repayment of a shareholder receivable resulting from Repurchases of Ordinary Shares	-	-	12,959	2,034
Repayment of a shareholder receivable resulting from Reorganization	20,000	-	-	-
Capital contributions from non-controlling interests	-	-	596	94
Repurchases of ordinary shares	(47,255)	(491,167)	(15,161)	(2,379)
Repurchases of preferred shares	(70,300)	(1,076,771)	-	-
Net Cash provided by (used in) Financing Activities	795,231	6,680,869	(1,706)	(267)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	10,637	(131,856)	(88,980)	(13,963)
Net increase (decrease) in cash and cash equivalents and restricted cash	651,517	5,056,813	(2,595,384)	(407,272)
Cash and cash equivalents and restricted cash at the beginning of the year	25,062	676,579	5,733,392	899,694
Cash and cash equivalents and restricted cash at the end of the year	676,579	5,733,392	3,138,008	492,422
Supplemental disclosures of cash flow information
Income taxes paid	(2,745)	(59,437)	(6,190)	(971)
Cash paid for interest	(429)	(93)	-	-
Supplemental schedule of non-cash investing and financing activities
Purchases of property and equipment	13,017	40,412	19,709	3,093
Purchases of intangible assets	-	-	2,999	471
Receivables of exercise price of share options	-	-	1,920	301
Payable for repurchases of Ordinary Shares	-	-	7,166	1,124
Disposal of an equity method investment	3,000	-	-	-
Consideration payable for business combination	3,196	-	-	-
Deemed repurchase of ordinary shares resulting from redesignation of Founder’s ordinary shares to preferred shares	-	35,142	-	-
Capital injection from non-controlling interests	-	15,692	338,587	53,132

The accompanying notes are an integral part of these consolidated financial statements

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data or otherwise noted)

1.	PRINCIPAL ACTIVITIES AND REORGANIZATION
(a)	Principal activities

Yatsen Holding Limited (the “Company”) was incorporated in the Cayman Islands on September 12, 2016. The Company, through its consolidated subsidiaries, the variable interest entities (“VIEs”) and VIE’s subsidiaries (collectively referred to as the "Group"), is primarily engaged in selling color cosmetics and is a consumer-centric, technology-and data-driven beauty platform in the People's Republic of China ("the PRC"). The Company was listed on the New York Stock Exchange on November 19, 2020.

As of December 31, 2021, details of the Company's principal subsidiaries and VIE were as follows:

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
(b)	VIE Arrangements between the VIEs and the Company's PRC subsidiary

To comply with the relevant PRC laws and regulations, the Group operates its internet-based business, in which foreign investment is restricted or prohibited, through the VIEs. The Group obtained the control of the VIEs by entering into a series of contractual arrangements with the VIEs or their equity holders as follows:

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

Equity Pledge Agreement

Pursuant to the equity pledge agreement among Guangzhou Yatsen, VIEs, and the shareholders of VIEs, the shareholders pledged all of their equity interests in VIEs to guarantee their and VIEs’ performance of their obligations under the contractual arrangements including the exclusive technology consulting and service agreement, the exclusive option agreement and the power of attorney. In the event of a breach by VIEs or their shareholders of contractual obligations under these agreements, Guangzhou Yatsen, as pledgee, will have the right to dispose of the pledged equity interests in VIEs. The shareholders of VIEs also undertake that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreement, Guangzhou Yatsen has the right to receive all of the dividends and profits distributed on the pledged equity interests. As of the date of this annual report, the equity pledge for the variable interest equity has been registered with local PRC authorities.

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

Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), a VIE is consolidated if the Company bears the risks and enjoys the rewards normally associated with, ownership of the entity. Through these contractual agreements, the Company has the power to direct the activities that most significantly impact the VIEs’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIEs. Therefore, the Company is the ultimate primary beneficiary of the VIEs and the financial results of the VIEs are included in the Group’s consolidated financial statements. The PRC variable interest entity, HZ VIE, developed e-commerce platforms for the business and holds an ICP license.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

1.	PRINCIPAL ACTIVITIES AND REORGANIZATION (Continued)
(b)	VIE Arrangements between the VIEs and the Company's PRC subsidiary (Continued)

The following consolidated financial information of the consolidated VIEs is included in the accompanying consolidated financial statements as of and for the year ended:

	As of December 31,
	2020	2021
	RMB	RMB
Cash and cash equivalents	31,147	27,539
Accounts receivable	7,331	8,109
Inventories, net	1,050	1,006
Prepayments and other current assets	15,973	17,525
Amounts due from non-VIE subsidiaries	111	-
Total current assets	55,612	54,179

Investments	-	118,862
Property and equipment, net	16,020	11,106
Intangible assets, net	289	38
Right-of-use assets, net	-	143
Other non-current assets	457	-
Total non-current assets	16,766	130,149
Total assets	72,378	184,328

Accounts payable	6,892	11,765
Advances from customers	6,156	14,262
Accrued expenses and other liabilities	42,874	18,727
Income tax payables	929	1,005
Lease liabilities due within one year	-	74
Amounts due to non-VIE subsidiaries	50,591	193,917
Total current liabilities	107,442	239,750
Lease liabilities	-	78
Total liabilities	107,442	239,828

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues	251,385	907,735	521,835
Net loss	(15,066)	(176,187)	(27,886)

Net cash provided by operating activities	3,022	47,830	17,178
Net cash used in investing activities	-	(17,102)	(121,236)
Net cash provided by (used in) financing activities	-	(2,603)	100,450
Net increase (decrease) in cash and cash equivalents	3,022	28,125	(3,608)

(1) During 2019, 2020 and 2021, the consolidated VIEs earned inter-company revenues in the amounts of RMB 2,730, RMB 11,665 and nil, respectively. In addition, the proceeds from advances from Group companies to the consolidated VIEs in 2019, 2020 and 2021 are in the amount of RMB 11,680, RMB 303,913, and RMB 129,664, respectively and the repayment of advances to Group companies by the consolidated VIEs in 2019, 2020 and 2021 are in the amount of RMB 11,680, RMB 303,913, and RMB 36,664, respectively. All of these transactions have been eliminated in consolidation.

(2) As at December 31, 2020 and 2021, amounts due to non-VIE subsidiaries included nil and RMB 93,000 for debt financing from Group companies to the consolidated VIEs not yet returned.

(3) Aoyan (Shanghai) Cosmetics Trading Co., Ltd.(“Aoyan”) was acquired through a series of contractual arrangements entered on June 4, 2019 that enabled the Group to control Aoyan and to receive all rewards associated with equity ownership. The Group subsequently entered a series of VIE arrangements described in Note 1.(b) to replace the above contracts on May 8, 2020. The Group acquired 100% of the equity interest of Aoyan for no consideration on July 17, 2020 and terminated all VIE arrangements for Aoyan. Therefore, Aoyan was treated as one of the consolidated VIEs for the period from June 4, 2019 to July 17, 2020. Financial information of Aoyan after July 17, 2020 was excluded from the consolidated financial information of the consolidated VIEs disclosed above.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

1.	PRINCIPAL ACTIVITIES AND REORGANIZATION (Continued)
(b)	VIE Arrangements between the VIEs and the Company's PRC subsidiary (Continued)

In accordance with the aforementioned agreements, the Company has the power to direct activities of the VIEs, and can have assets transferred out of VIEs. Therefore, the Company considers that there is no asset in VIEs that can be used only to settle obligations of the VIEs, except for registered capital, as of December 31, 2021. As VIEs were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss. There is no VIEs where the Company has variable interest but is not the primary beneficiary. The Group believes that the contractual arrangements among its shareholders and Guangzhou Yatsen comply with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms. The Company’s ability to control the VIEs also depends on the voting rights proxy and the effect of the share pledge under the Equity Pledge Agreement and Guangzhou Yatsen has to vote on all matters requiring shareholder approval in VIEs. As noted above, the Company believes this voting right proxy is legally enforceable but may not be as effective as direct equity ownership.

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

All transactions and balances among between the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include revenue recognition, inventory impairment, goodwill impairment assessment, determination of fair value of preferred shares, fair value of share options granted to employees, fair value of assets and liabilities acquired in business combinations, valuation allowance for deferred tax assets, the discount rate for lease. The management bases the estimates and judgments on historical information and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(d)	Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Cayman Islands is United States dollar (“US$”), in Hong Kong is US$ or Hong Kong dollar (“HKD”), in United Kingdom is Great Britain Pound (“GBP”), in France is Euro (“EUR”), and in Japan is Japanese Yen (“JPY”) while the functional currency of the Group’s entities in PRC is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use foreign currency as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income (loss) in the consolidated statement of comprehensive income (loss).

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

Translations of balances in the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the noon buying rate of US$ 1.00 = RMB 6.3726 on December 30, 2021 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments with original maturity of less than three months. Cash and cash equivalents are placed with financial institutions with high-credit ratings and quality.

(g)	Restricted cash

Restricted cash primarily represents cash reserved in relation to litigations. For the years ended December 31,2020 and 2021, the restricted cash amounted to RMB 5,715 and nil, respectively.
(h)	Accounts receivable

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The accounts receivable mainly include receivables from platform distributor customers, wholesale customers and independent payment channels or payment channel functions operated by platforms, who collect from end customers on behalf of the Group before the Group’s delivery of products (“Payment Channels”). The receivables from platform distributor customers and wholesale customers are settled in accordance with credit terms mutually agreed. The receivable from Payment Channels is settled upon pre-agreed days after the Group delivers products to end customers, or when customers confirm their receipts of products, whichever is earlier.

The allowance for doubtful accounts reflects the Group’s best estimate of expected losses. Before January 1, 2020, the Group determines the allowance for doubtful accounts based on an assessment of historical collection activity, the current business environment and forecasts that may affect the customers' ability to pay. From January 1, 2020, the Group determines the expected credit loss provisions based on ASC Topic 326, detailed as Note 2(i).

(i)	Expected credit losses

The Group adopted the accounting standards update of ASC Topic 326 and several associated ASUs related to the measurement of credit losses on January 1, 2020 using a modified retrospective approach, which did not have a material impact on retained earnings (accumulated deficit).

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(i)	Expected credit losses (Continued)

The Group’s accounts receivable and other receivables classified as other current assets and other non-current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses for accounts receivable are recorded as general and administrative expenses on the consolidated statements of operations.

The Group’s accounts receivable primarily include (i) receivables from the e-commerce platform distributors who sell products to their end customers on prepayment term and therefore are subject to limited credit loss risk from their customers, and (ii) receivables from Payment Channels who collect from the Group’s end customers on behalf of the Group before the delivery of products. Based on such industry practice and considering no significant bad debt expense incurred historically, the Group expected no significant credit losses will be incurred for accounts receivable due from these two types of customers.

(j)	Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Impairment is made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Group continually estimated the net realizable value based on assumptions relating to the demand forecast for inventories, including potential product obsolescence, sales strategy, and marketability of inventories. The estimation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The impairment is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory impairment may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Group may have higher gross margin when products that have been previously provided for are eventually sold.

(k)	Property and equipment, net

Property and equipment is carried at cost less accumulated depreciation and impairment, if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives.

Category	Estimated useful lives
Machinery	3-10 years
Electronic equipment	3 years
Office furniture and equipment	3 -5 years
Vehicles	4 years
Leasehold improvements	Shorter of the term of the lease or the estimated useful lives of the assets

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

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Intangible assets, net

Intangible assets purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets.

The estimated useful lives of intangible assets are as follows:

Category	Estimated useful lives
Trademarks	9-20 years
Software	5 years
Customer Relationship	10 years
Techniques	10 years
Non-compete	5 years

(m)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the identifiable assets acquired and the liabilities assumed of an acquired business.

The Group conducts an impairment test as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Prior to the adoption of ASU No. 2017-04, the Group performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of each reporting unit.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment by removing Step 2. Potential impairment is identified by comparing the fair value of a reporting unit to the unit’s carrying value, including goodwill. An impairment charge is recorded, when necessary, for the amount by which the carrying amount exceeds the reporting unit’s fair value, up to a maximum amount of the goodwill balance for the reporting unit. An entity still has the option to perform a qualitative assessment to determine if the quantitative impairment test is necessary. The initial impact of applying ASU 2017-04 on consolidated financial statements has no impact to the retained earnings (accumulated deficit) as of January 1, 2020.

No impairment provision was made for the years ended December 31, 2019, 2020 and 2021.

(n) Business combination

Business combinations are recorded using the purchase method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of consideration paid, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n) Business combination (Continued)

The redeemable non-controlling interests is recognized at fair value on the acquisition date. The Group records accretion on the redeemable non-controlling interest to the redemption value over the period from the date of the acquisition to the date of earliest redemption. The accretion using the effective interest method, is recorded as deemed dividends to preferred shareholders, which reduce retained earnings and equity classified non-controlling interests, and earnings available to common shareholders in calculating basic and diluted earnings per share.

The process of adjusting redeemable non-controlling interests to its redemption value (the “Mezzanine Adjustment”) should be performed after attribution of the subsidiary’s net income or loss pursuant to ASC 810, Consolidation. The carrying amount of redeemable non-controlling interests will equal the higher of the amount resulting from application of ASC 810 or the amount resulting from the Mezzanine Adjustment. As the expected redemption value is less than the carrying value of redeemable non-controlling interests, there is nil mezzanine adjustment recognized for the year ended December 31, 2021.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in additional paid-in capital.
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

Mezzanine equity represents the preferred shares issued by the Company. The preferred shares were redeemable at the holders’ option any time after a certain date and are contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. Therefore, the Group classified all of the preferred shares as mezzanine equity (Note 18).

In accordance with ASC 480-10, the mezzanine equity is initially measured based on its fair value at date of issuance. The preferred shares can be converted either voluntarily before a qualified initial public offering (“Qualified IPO”, referring to a public offering of ordinary shares of the Company registered under the Securities Act and with an implied pre-money valuation of US$5,000,000 or more) or automatically upon a Qualified IPO. The Company accreted changes in the redemption value over the period from the date of issuance to the earliest redemption date of the instrument using the interest method.

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

The Group’s revenues are primarily derived from (i) sales of the Group’s products to third party platform distributor customers and wholesale customers who then sell to end customers and (ii) sales of the Group’s products to end customers directly through the Group’s online stores run on third party e-commerce platforms and through offline stores operated by the Group. Refer to Note 15 to the consolidated financial statements for disaggregation of the Group's revenues for the years ended December 31, 2019, 2020 and 2021.

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

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s)	Revenue recognition (Continued)

2)	Platform Service Agreements (Continued)

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

The Group recognizes revenue from sales to e-commerce platform distributors upon delivery of the products to e-commerce platform distributors’ warehouses in an amount equal to the contract sales prices less estimated sales allowances for sales returns, rebates and price protection. The Group recognizes revenues from sales to end customers upon delivery of the product to end customers in an amount equal to the contract sales prices less estimated sales allowances for sales returns and sales incentives. Estimated sales allowances for sales returns, rebates, incentives and price protection are made based on contract terms and historical patterns. The estimated sales allowances for sales returns, rebates, incentives and price protection at December 31, 2019, 2020 and 2021 were RMB 5,591, RMB 6,605 and RMB 8,146, respectively.

Sales incentives

The Group grants points to customers when they purchase goods from its online platforms. The points can be used to offset against payments or exchanged for goods when customers make their future purchases. The Group considers the points as a separate performance obligation and allocates the transaction price proportionally between the product sold and the points granted on a relative standalone selling price basis in consideration of the likelihood of future redemption based on historical experience and the equivalent value per point when they are redeemed. The deferred income recorded for the point is considered as a contract liability. As of December 31, 2020 and 2021, the Group recorded contract liability related to the points of nil and RMB 11,722, respectively.

Contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as at December 31, 2020 and 2021.

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

As of December 31, 2020 and 2021, advances from customers were RMB 6,228 and RMB 20,680, respectively. All contract liability balances at the beginning of the years were recognized as revenue in the following years due to generally short-term duration of contracts.

During the years ended December 31, 2019, 2020 and 2021, the Group did not have any revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

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

Selling and marketing expenses primarily consist of (i) advertising and marketing promotion expenses, (ii) platform commission, (iii) personnel costs for sales and marketing staff, (iv) rental, depreciation expenses, personnel and other costs for offline experience stores and (v) share-based compensation expenses. For the years ended December 31, 2019, 2020 and 2021, advertising and marketing promotion expenses totalled to RMB 879,632, RMB 2,215,074 and RMB 2,369,769, respectively.

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

(y)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue and pay the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees, and the Group’s obligations are limited to the amounts contributed with no legal obligation beyond the contributions made. Employee social security and welfare benefits, as part of the personnel costs, included as expenses in the accompanying consolidated statement of operations amounted to RMB 21,495, RMB 41,719 and RMB 93,296 for the years ended December 31, 2019, 2020 and 2021, respectively.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(z)	Share-based compensation

The Group grants restricted shares to the founders and share options to its management and other key employees (collectively, “Share-based Awards”). Such compensation is accounted for in accordance with ASC 718, Compensation—Stock Compensation. Share-based Awards with service conditions only are measured at the grant date fair value of the awards and recognized as expenses using the straight-line method, net of estimated forfeitures, if any, over the requisite service period. Share-based Awards that are subject to both service conditions and the occurrence of an initial public offering ("IPO") as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the awards that have satisfied the service condition, amounting to RMB 232,431, were recorded upon the completion of the IPO, using the graded-vesting method.

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also applies to the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group's uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its consolidated statement of operations. There were no interest and penalties associated with uncertain tax positions for the years ended December 31, 2019, 2020 and 2021. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The Company's subsidiaries and the VIEs established in the PRC are required to make appropriations to certain non-distributable reserve funds.

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

In addition, in accordance with the PRC Company Laws, the consolidated VIEs registered as Chinese domestic companies must make appropriations from annual after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the Company.

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

For the years ended December 31, 2019, 2020 and 2021, the profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was RMB19,322, RMB 729 and RMB 1,301, respectively. No appropriation to other reserve funds was made for any of the periods presented.

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

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group adopted the ASU on January 1, 2021, which did not have a material impact on the consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force). The amendments in this update clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting if certain criteria are met. The amendments in ASU 2020-04 provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. This guidance is effective immediately and the amendments may be applied prospectively through December 31, 2022. The adoption did not have a material accounting impact on the Group’s consolidated financial position or results of operations.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(af)	Recent accounting pronouncements (Continued)

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The amendments are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, with early adoption permitted. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

3.	CONCENTRATION AND RISKS
(a)	Foreign exchange risk

The majority of the Group’s operations were in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies.

(b)	Credit risk

The Group’s credit risk arises from cash and cash equivalents, restricted cash, short-term investments, prepayments and other current assets, amount due from related parties and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

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

There were no customers which individually represented greater than 10% of the total net revenue for the years ended December 31, 2019, 2020 and 2021. There were accounts receivable due from one of the Payment Channels, and due from two platform distributor customers which individually represented greater than 10% and totally contributed to 76% and 56% of the Group’s total accounts receivable as of December 31, 2020 and 2021, respectively.

There were purchases from two suppliers which individually represented greater than 10% and totally contributed to 50% of the total purchases amount for the year ended December 31, 2019.

There were purchases from three suppliers which individually represented greater than 10% and totally contributed to 55% of the total purchases amount for the year ended December 31, 2020 and the corresponding accounts payable due to these three suppliers individually represented greater than 9% and totally contributed to 52% of the Group's total accounts payable as of December 31, 2020.

There were purchases from two suppliers which individually represented greater than 10% and totally contributed to 31% of the total purchases amount for the year ended December 31, 2021 and the corresponding accounts payable due to these two suppliers individually represented greater than 10% and totally contributed to 35% of the Group's total accounts payable as of December 31, 2021.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

4.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, and all highly liquid investments with original maturities of three months or less. Cash and cash equivalents and restricted cash balances as of December 31, 2020 and 2021 primarily consist of the following currencies:

	As of December 31,
	2020		2021
	Amount	RMB	Amount	RMB
Cash and cash equivalents
RMB	265,401	265,401	627,058	627,058
US$	829,774	5,414,276	383,680	2,446,199
GBP	-	-	5,337	45,931
EUR	5,885	47,226	1,509	10,895
HKD	-	-	7,879	6,450
JPY	-	-	17,793	999
SGD	26	126	99	476
Total cash and cash equivalents		5,727,029		3,138,008
Restricted cash
RMB		6,363		-
Total cash, cash equivalents and restricted cash		5,733,392		3,138,008

5.	ACCOUNTS RECEIVABLE

	As of December 31,
	2020	2021
	RMB	RMB
Accounts receivable	419,317	355,837

6.	INVENTORIES, NET

Inventories, net consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Raw materials and packing materials	56,519	43,922
Products	581,237	759,832
Inventories	637,756	803,754
Less: impairment allowance	(20,948)	(107,993)
Inventories, net	616,808	695,761

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2020	2021
	RMB	RMB
Prepayments of promotion fees (a)	133,575	130,058
VAT recoverable (b)	92,483	95,899
Deposits, prepaid rental and property management fees	35,021	62,877
Prepayments for products procurement (c)	6,742	6,731
Others	36,820	70,626
	304,641	366,191

(a)

Prepayments of promotion fees mainly include prepayments made to online platforms for future services to promote the Group’s products through online advertising and prepaid short-term service fees to celebrity agencies and key opinion leaders.

(b)	VAT recoverable represent the balances that the Group can utilize to deduct its value-added tax liabilities in the future.
(c)	Prepayments for products procurement represent cash prepaid to the Group’s third-party suppliers for the procurement of products.

8.	INVESTMENTS

The following sets forth the Group's investments:

	As of December 31,
	2020	2021
	RMB	RMB
Equity method investments (a)	23,471	286,513
Equity investments without readily determinable fair Values (b)	11,391	65,226
Total	34,862	351,739
Less: impairment on investments	-	(1,359)
Investment, net	34,862	350,380

(a)	As at December 31, 2021 and 2020, the balances represented the Group’s investments made in five and two private entities respectively.
(b)	As at December 31, 2021 and 2020, the balances represented the Group’s investments made in three and two private entities respectively.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

9.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Leasehold improvements	305,955	353,322
Electronic equipment	32,213	50,290
Machinery	15,562	22,103
Office furniture and equipment	3,818	10,719
Vehicles	4,311	4,317
Construction in progress	2,779	60
Total	364,638	440,811
Less: accumulated depreciation	(79,341)	(183,145)
Less: impairment charges	-	(12,352)
Property and equipment, net	285,297	245,314

The Group recorded depreciation expense of RMB 13,010, RMB 74,551 and RMB 130,666 for the years ended December 31, 2019, 2020 and 2021, respectively.

The accumulated impairment loss was RMB 12,352 as of December 31, 2021, which was mainly due to impairment for leasehold improvement for certain offline stores planned to close in first quarter of 2022. No impairment was recorded for the years ended December 31, 2019 and 2020.

10.	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2021 are as follows:

Amount
RMB
Balance as of December 31, 2019 and 2020	20,596
Increase in goodwill related to acquisitions (Note 20)	880,314
Foreign currency translation adjustment	(31,489)
Balance as of December 31, 2021	869,421

As of December 31, 2021, the goodwill associated with the DR.WU and Eve Lom reporting units was RMB134 million and RMB711 million, respectively. The Group conducted an impairment test as of December 31, 2021 and the fair value is estimated by the Group using a discounted cash flow model. The Group’s cash flow projections used in the model for the DR.WU and Eve Lom reporting units included significant judgments and assumptions relating to revenue growth rates, gross profit ratios, the discount rates and terminal value. The Group utilized the services of an independent valuation firm to assist with the determination of the fair value of the reporting units.

No impairment charge was recognized for the years ended December 31, 2019, 2020 and 2021.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

11.	INTANGIBLE ASSETS, NET

	As of December 31,
	2020	2021
	RMB	RMB
Cost:
Trademark	177,805	625,715
Software	15,778	32,942
Customer relationship	-	90,479
Technique	-	43,085
Non-compete	-	6,900
Total cost	193,583	799,121
Less: accumulated amortization	(4,493)	(53,270)
Intangible assets, net	189,090	745,851

During the years ended December 31, 2020 and 2021, the Company acquired intangible assets amounting to nil and RMB622,151, respectively, in connection with business combinations, which were measured at fair value upon acquisition. Details of intangible assets acquired in connection with business combinations are included in Note 20.

Amortization costs recognized for the years ended December 31, 2019, 2020 and 2021 were RMB 907, RMB 3,476 and RMB 50,705, respectively.

No impairment was recorded for the years ended December 31, 2019, 2020 and 2021.

As of December 31, 2021, estimated amortization expenses for future periods are expected to be as follows:

Year ended December 31,
RMB

2022	54,056
2023	53,718
2024	53,058
2025	52,474
2026 and thereafter	532,545
Total expected amortization expense	745,851

The weighted average amortization periods of intangible assets as of December 31, 2020 and 2021 are 14.1 years and 16.3 years, respectively.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

12.	OTHER NON-CURRENT ASSETS

	As of December 31,
	2020	2021
	RMB	RMB
Long-term rental deposits	50,509	42,863
Prepaid service fees	-	14,250
Loans to employees	-	11,800
Prepaid consideration for an acquisition	95,427	5,040
Prepaid long-term celebrity endorsement fees	3,996	1,804
Others	2,126	4,463
	152,058	80,220

13.	ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2020	2021
	RMB	RMB
Accrued payroll related expenses	70,412	114,496
Accrued advertising and marketing expenses	77,948	79,662
Accrued storage and transportation fees	59,631	38,269
Accrued leasehold improvement costs	56,490	33,370
Other taxes payable	83,040	22,886
Payable related to repurchase of ordinary shares	-	7,166
Refund obligation of sales return	3,918	4,530
Others	60,505	70,152
	411,944	370,531

14.	LEASES

The Group has operating leases for warehouses, stores, office spaces, and delivery centers that the Group utilizes under lease arrangements.

A summary of supplemental information related to operating leases is as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Operating lease ROU assets	536,710	422,966
Operating lease liabilities-non-current	311,910	206,303
Operating lease liabilities-current	215,300	214,843
Total operating lease liabilities	527,210	421,146
Weighted average remaining lease term	2.57years	1.94years
Weighted average discount rate	5.41%	5.06%

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

14.	LEASES (Continued)

A summary of lease cost recognized in the Group’s consolidated statements of operations and supplemental cashflow information related to operating leases is as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Operating lease cost	53,752	179,515	268,321
Short-term lease cost	2,291	4,249	420
Variable cost	1,557	6,396	9,166
Cash paid for operating leases	48,281	168,943	265,997
Right-of-use assets obtained in exchange for operating lease liabilities	295,454	448,148	269,601

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2021 is as follows:

As of December 31,
2021
RMB
2022	231,314
2023	147,847
2024	43,050
2025	14,644
2026	7,386
2027 and thereafter	2,074
Total lease payment	446,315
Less: interest	(25,169)
Present value of operating lease liability	421,146

15.	REVENUES

The Group’s revenue by channel for the respective periods are detailed as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Sales of product by channel
—Sales to end customers	2,670,831	4,548,804	4,878,453
—Sales to distributor customers	359,629	678,873	941,322
—Others	707	5,493	20,198
Total revenues	3,031,167	5,233,170	5,839,973

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

16.	INCOME TAX EXPENSES

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

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiaries of the Group and the consolidated VIEs in the PRC are subject to a uniform income tax rate of 25% for years presented. According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deducting amount of the qualified research and development expenses have been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”). This policy has been extended to 2023, according to the new policy of extending the implementation period of some tax incentives policies promulgated by the State Tax Bureau of the PRC in March 2021.

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

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2020 and 2021 were approximately RMB 46,230 and RMB 54,822, respectively. The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in PRC. Therefore, no withholding income tax for undistributed earnings of its subsidiaries were provided as at December 31, 2020 and 2021 respectively. Upon distribution of those earnings, the Group would be subject to foreign withholding taxes. Assuming the permanently reinvested foreign earnings were repatriated, the incremental foreign withholding taxes applicable to those earnings would be approximately RMB 2,312 and RMB 2,741 as at December 31, 2020 and 2021, respectively.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

16.	INCOME TAX EXPENSES (Continued)

Composition of income tax expense

The current and deferred components of income taxes appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Income (loss) before income tax expense	147,335	(2,681,445)	(1,547,959)

Current tax expense	75,671	3,519	4,507
Deferred tax expense (benefit)	(3,695)	3,451	(5,428)
Total income tax expense (benefit)	71,976	6,970	(921)

The income tax expense for each of the years ended December 31, 2019, 2020 and 2021 differs from the amount computed by applying the PRC statutory income tax rate of 25% to income before income tax expense due to the following:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
PRC statutory income tax rate	25%	25%	25%
Permanent differences	15%	-17%	-9%
Tax effect of different tax rate of different jurisdictions	-1%	0%	0%
Tax effect of Super Deduction and others	-2%	0%	1%
Changes in valuation allowance	12%	-8%	-17%
Effective tax rates	49%	0%	0%

Deferred tax assets

The significant components of the Group's deferred tax assets were as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Net operating loss carry forwards	222,325	470,227
Inventory valuation allowance	5,237	27,048
Accrued expenses and others	11,000	19,225
Total deferred tax assets	238,562	516,500
Less: valuation allowance	(237,965)	(514,500)
Deferred tax assets, net	597	2,000

Movement of valuation allowance

	Year ended December 31,
	2020	2021
	RMB	RMB
Balance at beginning of the year	18,677	237,965
Additions	219,288	276,535
Balance at end of the year	237,965	514,500

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

16.	INCOME TAX EXPENSES (Continued)

The valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowances as of December 31, 2020 and 2021 were mainly provided for net operating loss carry forward, because such deferred tax assets are not more likely than not to be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Deferred tax liabilities

The Group's deferred tax liability was as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Related to acquired intangible assets	1,557	124,450

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31 2020, and 2021, the Group did not have any significant unrecognized uncertain tax positions.

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

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

17.ORDINARY SHARES (Continued)

(vi)

On November 19, 2020, the Company completed its IPO on the New York Stock Exchange under the symbol of "YSG". The Company issued an aggregate 67,562,500 ADSs, representing 270,250,000 Class A ordinary shares for a total proceeds, net of issuance costs of $664.7 million (RMB 4.35 billion).

Upon completion of the IPO, all convertible redeemable preferred shares were converted into ordinary shares.

During the year ended December 31, 2021, 7,686,832 share options were exercised. The Company also repurchased an aggregate of 1,846,823 ADSs, representing 7,387,292 Class A ordinary shares at an average price of RMB 12.0848 per ADS or RMB 3.0212 per Class A ordinary share, for aggregate consideration of RMB 22,319. Since the shares repurchased have not been cancelled, the excess of repurchase price over par value was recorded as treasury shares upon the repurchase date.

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

The Company recorded accretion on the preferred shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion, calculated using the effective interest method, was recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit. The accretion of preferred shares was RMB 59,200 and RMB 242,209 for the years ended December 31, 2019 and 2020, respectively.

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

(a) Modifications and Repurchases of Preferred Shares

Upon issuance of Series C preferred shares in 2019, the redemption start dates of certain pre-existing preferred shares were modified to conform with the newly issued preferred shares. From both quantitative and qualitative perspectives, the Company assessed the impact of these modifications and concluded that they represent a modification rather than extinguishment of pre-existing preferred shares, and the impact of the modification was immaterial.

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

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

18.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (“PREFERRED SHARES”) (Continued)

The Company’s preferred shares activities for the years ended December 31, 2019, 2020 and 2021 are summarized below:

	Junior Preferred Shares		Series B-1 and B-2 Preferred Shares		Series B-3 Preferred Shares		Series B-3+ Preferred Shares		Series C Preferred Shares		Series D Preferred Shares		Series E Preferred Shares		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of January 1, 2019	450,382,000	53,209	185,793,059	85,319	85,351,118	49,359	-	-	-	-	-	-	-	-	721,526,177	187,887
Repurchase of preferred shares	(60,349,275)	(8,676)	-	-	-	-	-	-	-	-	-	-	-	-	(60,349,275)	(8,676)
Issuance of preferred shares, net of issuance costs	-	-	-	-	-	-	87,075,383	101,704	206,907,594	789,872	-	-	-	-	293,982,977	891,576
Accretion on preferred shares to redemption value	-	2,181	-	8,625	-	4,920	-	8,796	-	34,678	-	-	-	-	-	59,200
Balances as of December 31,2019	390,032,725	46,714	185,793,059	93,944	85,351,118	54,279	87,075,383	110,500	206,907,594	824,550	-	-	-	-	955,159,879	1,129,987
Repurchase of preferred shares	(132,718,241)	(14,379)	-	-	-	-	-	-	-	-	-	-	-	-	(132,718,241)	(14,379)
Issuance of preferred shares, net of issuance costs	195,106,488	1,561,221	-	-	-	-	-	-	66,432,971	563,404	66,432,971	508,411	144,331,134	1,543,323	472,303,564	4,176,359
Redesignation of Founder’s ordinary shares to preferred shares	6,443,998	35,142	-	-	-	-	-	-	-	-	-	-	-	-	6,443,998	35,142
Accretion on preferred shares to redemption value	-	75,620	-	8,431	-	4,810	-	10,072	-	76,015	-	36,442	-	30,819	-	242,209
Redeemable convertible preferred shares converted into Class A ordinary shares upon the completion of the IPO	(458,864,970)	(1,704,318)	(185,793,059)	(102,375)	(85,351,118)	(59,089)	(87,075,383)	(120,572)	(273,340,565)	(1,463,969)	(66,432,971)	(544,853)	(144,331,134)	(1,574,142)	(1,301,189,200)	(5,569,318)
Balances as of December 31, 2020 and 2021	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

19.	SHARE-BASED COMPENSATION

Share-based compensation expenses recognized during the years presented are as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Share-based compensation expenses
- Share-based compensation of founders' restricted shares (a)	50,837	1,030,178	-
- Related to repurchase of founders’ ordinary shares (b)	24,158	146,294	-
- Related to the issuances of preferred shares to investors (c)	-	303,627	-
- Related to redesignation of founder’s ordinary shares to preferred shares (Note 18(b)）	-	1,852	-
- Related to accelerated vesting of share options (d)		138,729	66,429
- Related to vesting of share options (f)	-	279,908	464,011
Total	74,995	1,900,588	530,440

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

The fair value of the Founders’ Restricted Shares was determined at the respective grant date by the Company, and was amortized over the respective vesting period on straight line basis. The share-based compensation expenses related to Founders’ Restricted Shares for the years ended December 31, 2019 and 2020 were RMB 50,837 and RMB 1,030,178, respectively.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

19.	SHARE-BASED COMPENSATION (Continued)

(b) Repurchase of ordinary shares from the Founders

For the years ended December 31, 2019 and 2020, the Company repurchased 17,197,032 and 62,388,247 ordinary shares, respectively, from the founders for consideration of RMB 41,062 and RMB 483,622, respectively. The Company then re-designated these shares into preferred shares for issuances to other investors. Based on its assessment, the Company concluded that the repurchase did not constitute a cash settlement of any share-based awards.

As the respective repurchase price was greater than the fair value of ordinary shares as of the respective repurchase date, the difference between the repurchase price and the fair value was recognized as deemed share-based compensation expenses in the Group's consolidated statements of operations.

The share-based compensation expenses related to the repurchase of ordinary shares from the founders for the years ended December 31, 2019 and 2020 were RMB 24,158 and RMB 146,294, respectively.

(c) Issuances of preferred shares to investors

In April 2020 and September 2020, the Company issued 26,573,188 Series C preferred shares and 39,859,783 Series C preferred shares respectively to its certain existing investors at a price lower than the fair value of the shares, for their services to the Group. Accordingly, the difference of RMB 303,627 between the then fair value of Series C preferred shares issued and the issuance price was recorded as deemed share-based expense in the year ended December 31, 2020.

(d) Accelerated vesting of share options

In September 2020, 15,518,385 options were accelerated to vest immediately and were exercised on the same date, which was treated as an “improbable-to-probable” modification of equity-classified awards under ASC 718. RMB 138,729, the fair value of modified options at the date of modification, was recognized in the Group’s consolidated statement of operations immediately.

For the year ended December 31, 2021, 5,595,868 options were accelerated to vest immediately, which was treated as an “improbable to probable” modification of equity-classified awards under ASC 718. The previously recorded compensation expense for the unvested options amounting to RMB 11,469 was reversed and RMB 77,898, the fair value of modified options at the date of modification, was recognized in the Group’s consolidated statement of operations immediately.

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

(i) Options

Grant of options

During the year ended December 31, 2019, 2020 and 2021, the Company granted 62,896,041 share options, 136,230,857 share options and 55,388,338, respectively, to its management and other key employees.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

19.	SHARE-BASED COMPENSATION (Continued)

(f) Vesting of share options (Continued)

(i) Options (Continued)

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

Movements in the number of share options granted and their related weighted average exercise prices are as follows:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$’000)
As of January 1, 2019	67,404,501	0.0065	5.04
Granted	62,896,041	0.0080
Forfeited	(3,414,045)	0.0065
Modified from options to restricted shares	(58,297,400)	0.0073

As of December 31, 2019	68,589,097	0.0073	4.58
Granted	136,230,857	0.2960
Cancelled	(1,849,265)	0.0006
Forfeited	(1,544,428)	0.2062
Accelerated vesting and exercised	(15,518,385)	-

As of December 31, 2020	185,907,876	0.2179	13.73
Granted	55,388,338	0.8790
Forfeited	(4,570,510)	0.8782
Exercised	(7,686,832)	0.0392

As of December 31, 2021	229,038,872	0.3706	12.98	38,230

Exercisable as of December 31, 2021	52,682,699			23,460

The Company has used binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions are set as below:

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

19.	SHARE-BASED COMPENSATION (Continued)

(f) Vesting of share options (Continued)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Weighted average fair value per option granted	1.0360	7.3798	1.3882
Weighted average exercise price	0.0554	2.0418	5.6699
Risk-free interest rate (1)	1.9%~2.8%	0.48%~1.01%	1.45%-1.97%
Expected term (in year) (2)	4~7	10~16	14
Expected volatility (3)	45.0%~48.0%	50.9%~55.9%	54.69%-57.00%
Dividend yield (4)	0%	0%	0%

(1)	The risk-free interest rates of periods within the contractual life of the share option are based on the daily treasury long-term rate of U.S. Department of the Treasury as of the valuation dates.
(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)

The Company has no history or expectation of paying dividend on its ordinary shares. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected term of the option.

For the years ended December 31, 2019, 2020 and 2021, nil, RMB 279,908 and RMB 464,011 share-based compensation expenses were recognized for share options. In July 2019, the Company modified one of the founder's share options to the same number of restricted shares with only service condition, which would be vested annually in equal instalments over the next four years commencing from the July 26, 2019, which was treated as an “improbable-to-probable” modification of equity-classified awards under ASC 718. The incremental fair value, which equalled to the fair value of modified options at the date of modification, was recognized over the remaining requisite service period.

As of December 31, 2021, there were RMB 645,171 of unrecognized compensation expenses related to stock options for which the service conditions will be met over a weighted average period of 1.67 years.

(g) Share-based compensation expenses

For the years ended December 31, 2019, 2020 and 2021, share-based compensation expenses have been included in the following accounts in the consolidated statement of operations:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Fulfilment expenses	-	2,947	13,122
Selling and marketing expenses	-	54,332	80,558
General and administrative expenses	74,995	1,841,409	418,823
Research and development expenses	-	1,900	17,937

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

20.	BUSINESS COMBINATIONS

Intangible assets acquired, redeemable non-controlling interests and goodwill recognized in connection with business combinations of DR.WU mainland China business and Eve Lom business are as follow:

DR.WU

	Dr. Wu Note (a)	Eve Lom Note (b)	Total
	RMB	RMB	RMB
Redeemable non-controlling interests	19,223	319,364	338,587
Intangible assets	52,840	569,311	622,151
Goodwill	134,433	742,623	877,056
	206,496	1,631,298	1,837,794

The Group applied significant judgement in determining the fair value of the intangible assets and non-controlling interests, including significant assumptions and estimates for revenue growth rates and the discount rates and, in the case of the redeemable non-controlling interests, gross profit ratios. The Group utilized the services of an independent valuation firm to assist with the determination of the fair value of the intangible assets and redeemable non-controlling interests.

(a)	Acquisition of DR.WU mainland China business

In January 2021, the Group completed the acquisition of 90% shareholder’s ownership of DR.WU business in mainland China, for a total consideration of approximately RMB166,350.

Pursuant to the sale and purchase agreements of the acquisitions of DR.WU business, subject to applicable laws, the seller and the Group shall have the right, after the second anniversary of the closing date, to require the counterparty to purchase/sell part or all of the 10% shares of the acquired business held by the seller at the option price based on certain formulas/basics as determined in the sale and purchase agreements. There is no expiry date for the put/call option. The Group determined that the non-controlling interests with redemption rights should be classified as redeemable non-controlling interests since they are contingently redeemable upon the occurrence of exercise of the put or call option, which are not solely within the control of the Group.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

20.	BUSINESS COMBINATIONS (Continued)

(a)	Acquisition of DR.WU mainland China business (Continued)

The consideration of the acquisition of DR.WU business was allocated based on the fair value of the assets acquired and the liabilities assumed as follows:

	Amount
	RMB
Cash consideration	166,350
Redeemable non-controlling interest	19,223
Total	185,573

	Amount	Estimated useful lives
	RMB	RMB
Cash and cash equivalents acquired	5,158
Inventories acquired	5,447
Other assets acquired	5,353
Intangible assets acquired	52,840
- Trademark (1)	45,940	15 years
- Non-compete (2)	6,900	5 years
Liabilities assumed	(4,448)
Deferred tax liabilities	(13,210)
Goodwill (3)	134,433
Total	185,573

(1)

The main tradename “DR.WU” was founded in 2003 in Taiwan and is considered as the key factor for attracting customers and generating revenue in the future. Therefore, the "Trademark" has been identified as an intangible asset given the potential economic benefits to be generated.

(2)

According to the share purchase agreement, the seller of DR.WU mainland China business shall not compete in mainland China with the Group, including but not limited to, selling or permitting any third party to sell any product in connection with the target business in mainland China . Therefore, the "Non-compete" has been identified as an intangible asset given the potential economic benefits to be generated.

(3)

Total goodwill of RMB 134,433 primarily represents the expected synergies from combining operations of the acquired business with those of the Group, which expect to be complementary to each other. The goodwill recognized was not expected to be deductible for income tax purpose.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

20.	BUSINESS COMBINATIONS (Continued)

(b)	Eve Lom Acquisition of Eve Lom business

In March 2021, the Group completed the acquisition of 90% shareholder’s ownership of Eve Lom business, for a total consideration of approximately RMB965,001.

Pursuant to the sale and purchase agreements of the acquisition of Eve Lom business, subject to applicable laws, the seller and the Group shall have the right, after the second anniversary of the closing date, to require the counterparty to purchase/sell part or all of the 10% shares of the acquired business held by the seller at the option price based on certain formulas/basics as determined in the sale and purchase agreements. The expiry date for the put/call option relating to Eve Lom business is the fifth anniversary of the sale and purchase agreement. The Group determined that the non-controlling interests with redemption rights should be classified as redeemable non-controlling interests since they are contingently redeemable upon the occurrence of exercise of the put or call option, which are not solely within the control of the Group.

The consideration of the acquisition of Eve Lom business was allocated based on the fair value of the assets acquired and the liabilities assumed as follows:

	Amount
	RMB
Cash consideration	965,001
Redeemable non-controlling interest	319,364
Total	1,284,365

	Amount	Estimated useful lives
	RMB	RMB
Cash and cash equivalents acquired	41,303
Inventories acquired	49,698
Accounts receivable acquired	29,393
Other assets acquired	35,780
Intangible assets acquired	569,311
- Trademark (1)	422,413	20 years
- Customer relationship (2)	94,369	10 years
- Technique (3)	44,938	10 years
- Software	7,591	3-10 years
Accrued expenses and other liabilities assumed	(28,674)
Accounts payable assumed	(17,675)
Other liabilities assumed	(15,899)
Deferred tax liabilities	(121,495)
Goodwill (4)	742,623
Total	1,284,365

(1)

The main tradename “EVE LOM” was built in 1984 and is considered as the key factor for attracting customers and generating revenue in the future. Thus, the "Trademark" has been identified as an intangible asset given the potential economic benefits to be generated.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

20.	BUSINESS COMBINATIONS (Continued)
(b)	Eve Lom Acquisition of Eve Lom business (Continued)

(2)

Eve Lom develops steady relationship with a local agency in the Europe and the U.S. The customer relationship is considered as one of the key factors for international growth of Eve Lom. Therefore, the " Customer relationship " has been identified as an intangible asset given the potential economic benefits to be generated.

(3)

Eve Lom develops the unique technique that blends naturally-derived ingredients and essential oils for their skincare products. The technique is considered as one of the key factors to create its cleanser and generate revenue in the future. Therefore, the "Technique" has been identified as an intangible asset given the potential economic benefits to be generated.

(4)

Total goodwill of RMB 742,623 primarily represents the expected synergies from combining operations of the acquired business with those of the Group, which expect to be complementary to each other. The goodwill recognized was not expected to be deductible for income tax purpose.

Pro forma results of operations for all the acquisitions have not been presented because they were not material to the consolidated statements of operations for the year ended December 31, 2021, either individually or in aggregate.

21.	NET LOSS PER SHARE

Basic and diluted net income (loss) per share for the years ended December 31, 2019, 2020 and 2021 are calculated as follow:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net income (loss) attributable to the Yatsen Holding Limited’s shareholders	75,359	(2,687,807)	(1,540,734)
Accretion to preferred shares redemption value	(59,200)	(242,209)	-
Deemed dividend due to modification of preferred shares	(61,239)	(1,054,220)	-
Net loss attributable to ordinary shareholders of Yatsen Holding Limited	(45,080)	(3,984,236)	(1,540,734)

Denominator:
Denominator for basic and diluted calculation—weighted average number of ordinary shares outstanding	450,499,736	833,714,126	2,526,833,201
Net loss per ordinary share
—Basic	(0.10)	(4.78)	(0.61)
—Diluted	(0.10)	(4.78)	(0.61)

For the years ended December 31, 2019, 2020 and 2021, the following shares outstanding were excluded from the calculation of diluted net income (loss) per ordinary share, as their inclusion would have been anti-dilutive for the years prescribed.

	Year ended December 31,
	2019	2020	2021
Shares issuable upon conversion of preferred shares	834,357,412	959,555,911	-
Shares issuable upon exercise of share options	85,255,920	113,142,382	209,409,699
Restricted shares become outstanding upon vesting	380,772,174	256,752,927	-

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

22.	RELATED PARTY TRANSACTIONS

Major transactions and balances amount with related parties were as follows:

Transactions with related parties

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Purchases of storage and transportation service from an affiliated company	-	15,183	13,843
Purchases of inventories and services from an affiliated company	389	-	24,472

Affiliated company is a company over which the Group has significant influence.

Balance amounts with related parties

	As of December 31,
	2020	2021
	RMB	RMB
Amounts due from a founder of the Group	13,050	-
Amounts due from affiliated companies	1,320	60
	14,370	60
Amounts due to an affiliated company	11,814	13,967

23.	FAIR VALUE MEASUREMENTS

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

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

23.	FAIR VALUE MEASUREMENTS (Continued)

Recurring

The Group has no financial instruments measured or disclosed at fair value on a recurring basis as at December 31,2020 and 2021.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Non-Recurring

As of December 31, 2020 and 2021, the Group had no financial assets or financial liabilities that are measured in fair value on a non-recurring basis.

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

The Group reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In accordance with the Group policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill of reporting units annually. Other than the equity investments without readily determinable fair value (Note 8) and property and equipment, net (Note 9) , the Group did not have any assets and liabilities that were measured at fair value on a nonrecurring basis.
24.	COMMITMENTS AND CONTINGENCIES
(a)	Capital commitment

As at December 31, 2021, the Group had capital commitments of RMB480,000 related to investments in a joint venture.

(b)	Operating lease commitment

The Group didn't have outstanding commitment of operating lease contracted but not yet reflected in the consolidated financial statements as of December 31, 2021.

(c)	Products and services purchase commitment

As at December 31, 2021, the Group’s products and services purchase commitment amounted to RMB 208,937.

(d)	Legal proceedings

From time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of its business. As of December 31, 2020 and, 2021, the Group was not involved in any legal or administrative proceedings that the Group believes may have a material adverse impact on the Group's business, balance sheets or results of operations and cash flows.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

25.	SUBSEQUENT EVENTS

The Group evaluated events subsequent to the balance sheet date of December 31, 2021 through the date of issuance of the consolidated financial statements, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements other than as discussed below.

In March 2022, the Board of the Company resolved to modify exercise price for certain share options. Such modification of exercise price will lead to recognition of additional share-based compensation expenses which is estimated to be approximately RMB100,000 which will be charged to the Group’s consolidated statements of operations over the remaining requisite service period.

In March 2022, the Company granted 61,032,143 shares of options to its employees and independent directors pursuant to the Company's 2020 Share Incentive plan. These options have a vesting period of four years of employment services with 25% of the share options become vested on anniversary of vesting commencement date for four years thereafter.

26.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payment of dividends by the Group's entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group's entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory surplus reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group's entities and the VIEs subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB 1,048,079 as of December 31, 2021. There is no significant difference between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Group's subsidiaries and the VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2021 and it was not applicable for the Company to disclose the condensed financial information of the parent company.

Cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.