Form 20-F
period 2022-12-31
Yatsen Holding Ltd
filed 2023-04-26
CIK 1819580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2022, there were 2,697,173,763 ordinary shares outstanding, being the sum of 2,030,600,883 Class A ordinary shares and 666,572,880 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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
•
“Color Cosmetics Brands” refer to Perfect Diary, Little Ondine, Pink Bear and other color cosmetics brands of our company;
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
•
“Gen-Z” refers to the group of people born between 1996 and 2005 (aged between 17 and 26 in 2022);
•
“KOL” refers to key opinion leader;
•
“Millennials” refer to the group of people born between 1986 and 1995 (aged between 27 and 36 in 2022);
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
•
“Skincare Brands” refer to DR.WU (its mainland China business), Galénic, Eve Lom, Abby’s Choice and other skincare brands of our company;
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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to

•
our goals and strategies;
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

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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

PART I

Item 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.
OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.
KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE

Yatsen Holding Limited is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIE. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Accordingly, we operate these businesses in China through the VIE and its subsidiaries, and rely on contractual arrangements among one of our PRC subsidiaries, the VIE and its nominee shareholders to control the business operations of the VIE, although our wholly foreign-owned subsidiaries still generate a significant majority of our revenues and hold a significant majority of our operational assets. The VIE structure provides contractual exposure to foreign investment in the China-based operating companies where PRC laws and regulations impose certain restrictions or prohibitions on direct foreign investment in the operating companies. Main assets held by the VIE and its subsidiaries include the majority of the social platforms and content offering platforms we operate such as Weixin public accounts and mini-programs, which are registered and held by the VIE and its subsidiaries, and the ICP License and the Permit for Production and Operation of Radio and Television Programs, which are critical to the online operation of our business. Revenues contributed by the VIE and its subsidiaries accounted for 17.1%, 8.9% and 8.7% of our total revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Yatsen Holding Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE in China, which mainly refers to Huizhi Weimei (Guangzhou) Trading Co., Ltd. (including its subsidiaries), or Huizhi Weimei. Holders of our ADSs hold equity interest in Yatsen Holding Limited, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. The VIE structure involves unique risks to investors, and holders of our ADSs may never directly hold equity interests in the Chinese operating company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and other entities that are material to our business, as of the date of this annual report:

Note:

(1)
Mr. Jinfeng Huang, our chief executive officer and controlling shareholder, holds 75.0% of equity interests in Huizhi Weimei. The remaining 25.0% of the equity interests in Huizhi Weimei are held by Huiyue (Guangzhou) Trading Limited Partnership, a limited partnership organized under the laws of the PRC whose general partner is Yuemei (Guangzhou) Trading Co., Ltd., a PRC company controlled by Mr. Jinfeng Huang.

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

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the arrangements. As of the date of this annual report, our contracts with the VIE have not been tested in a court of law. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. There are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant VIE through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing those contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business and the financial performance of the VIE and our company as a whole may be materially adversely affected. In addition, the PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

We face various legal and operational risks and uncertainties related to doing business in China that could result in a material change in our operations and the value of our ADSs. The majority of our current business operations are conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings and listings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

For example, the Data Security Law and the Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance. The Revised Measures for Cybersecurity Review issued by the Cyberspace Administration of China, or the CAC and several other PRC governmental authorities in December 2021, as well as the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, published by the CAC for public comments in November 2021, imposed potential additional restrictions on China-based overseas-listed companies like us. If the Revised Measures for Cybersecurity Review and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations and the price of our ADSs. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends, and we are required to comply with PRC and other applicable laws relating to privacy, personal information, data security and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” for additional details.

In addition, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five relevant supporting guidelines, together referred to as the New Overseas Listing Rules, which became effective on March 31, 2023. According to the New Overseas Listing Rules, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. On the same day when the New Overseas Listing Rules were promulgated, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarified that starting from March 31, 2023, enterprises that have been listed overseas shall be deemed as “the Stock Enterprises” and are not required to complete the overseas listing filing immediately until they conduct refinancing or are involved in other circumstances that require filing with the CSRC. However, in the event that we conduct refinancing or are involved in other circumstances where filings are required with the CSRC and we fail to do so, or if we fail to complete the relevant filing procedures for any future offshore offering or listing, our PRC operations may face sanctions by the CSRC or other PRC regulatory authorities, which may include warnings, orders of correction and fines between RMB1 million to RMB10 million, which could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Furthermore, the PRC anti-monopoly regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how these laws, regulations and guidelines will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties.

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies, including limitations on our ability to own key assets.”

These risks, if materialized, could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

Permissions or Filings Required from the PRC Authorities for Our Operations and Offshore Offerings

We conduct our business primarily through our subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIE are required to obtain, and have obtained the following requisite permissions from the PRC government authorities that are necessary for the business operations of our holding company, our subsidiaries and the VIE in China: Value-Added Telecommunication Business Operation License for provision of internet information services, or the ICP License, and the Permit for Production and Operation of Radio and Television Programs, Record Filing Certificate for Operation of Class II Medical Devices for sales for medical skincare products, Registration Certificate for Operation of Class III Medical Devices for color contact lens sales, Qualification for Drug Information Services over the Internet, Record Filing for Online Sales for Medical Devices and the Permit for the Food Trade for our sale of health-care food and snacks as well as operating a café. In addition, we have completed the Foreign Trade Business Operator

Registration and the Consignor/Consignee Registration for Export and Import of Goods to carry out import of goods to facilitate the operation of our portfolio brands and to implement our sales of products to overseas markets. We have filed the franchise agreement in effect with the Department of Commerce of Guangdong Province for the launch of our franchise business model for our products under the Perfect Dairy brand. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our business in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If the content we produce and distribute through online social and content platforms, or content available on our website, is deemed to violate PRC laws or regulations, our business and results of operations may be materially and adversely affected.”

The PRC governmental authorities have promulgated PRC laws and regulations relating to cybersecurity review and overseas listings. In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the VIE, (i) are not required to obtain permissions from the CSRC, as advised by our PRC legal counsel, (ii) have not been required by competent PRC governmental authorities to go through cybersecurity review by the CAC, and a phone consultation dated July 19, 2022 conducted by our PRC legal counsel with the China Cybersecurity Review Technology and Certification Center further confirmed that the requirement for cybersecurity review before certain public offerings on a foreign stock exchange under the Revised Measures for Cybersecurity Review would not apply to previous issuances of securities to foreign investors that occurred before the adoption of the Revised Measures for Cybersecurity Review, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, if the governmental authorities subsequently disagree with our conclusion that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approvals in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Furthermore, in connection with any future offering and listing in an overseas market, under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and the VIE may be required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC. If we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends, which subjects us to laws and regulations related to privacy, information security and data protection. Any failure to comply with these law and regulations could materially and adversely harm our business, financial condition and results of operations.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board (United States), or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

Yatsen Holding Limited is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the VIE in China. As a result, although other means are available for us to obtain financing at the holding company level, Yatsen Holding Limited’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIE in China. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Yatsen Holding Limited. In addition, our PRC subsidiaries are permitted to pay dividends to Yatsen Holding Limited only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and the VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings.

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIE or its subsidiaries is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our initial public offering of ADSs and other financing activities. For the years ended December 31, 2020, 2021 and 2022, the Cayman Islands holding company provided capital contributions of RMB625.0 million, RMB25.9 million and nil, respectively, to our subsidiaries. For the years ended December 31, 2020, 2021 and 2022, the VIE received net debt financing of nil, RMB93.0 million and nil from our WFOE, respectively. For the years ended December 31, 2020, 2021 and 2022, our WFOE received RMB313.7 million, RMB236.4 million and RMB217.8 million (US$31.6 million), respectively, from the VIE, which represented purchase of inventories, logistics services, promotion services and others. For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, the VIE or its subsidiaries, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” However, If our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For more information on related risks, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

The VIE may transfer cash to our WFOE by paying service fees according to the contractual arrangements. For the years ended December 31, 2020, 2021 and 2022, no service fees were paid by the VIE to our WFOE. For details of the financial position, cash flows and results of operations of the VIE, see “Item 3. Key Information—Permissions or Filings Required from the PRC Authorities for Our Operation and Offshore Offerings—Financial Information Related to the VIE.” We plan to determine the amount of service fee with the VIE and its shareholders through bona fide negotiation, and settle fees under the contractual arrangements accordingly in the future.

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

Notes:

* The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our WFOE under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our WFOE (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIE could make a non-deductible transfer to our WFOE for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for our WFOE. Our management believes that there is only a remote possibility that this scenario would happen.

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

In addition, our PRC subsidiaries, the VIE and its subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business, and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds from our securities offering to make loans or additional capital contributions to our PRC subsidiaries and the VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Financial Information Related to the VIE

The following tables present the condensed consolidating schedule of financial position for Yatsen Holding Limited, its subsidiaries, the VIE and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2022
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Third-party revenues	-	1,336,588	2,046,288	323,246	-	3,706,122
Inter-company revenues(1)	-	12,187	440,931	-	(453,118)	-
Third-party costs and expenses	(19,329)	(1,198,946)	(3,274,416)	(142,329)	-	(4,635,020)
Inter-company costs and expenses	-	(278,810)	2,654	(175,110)	451,266	-
Income (loss) from subsidiaries and VIE	(812,151)	(675,698)	16,624	-	1,471,225	-
Income (loss) from non-operations	16,109	(10,905)	94,249	10,817	-	110,270
Income (loss) before income tax expenses	(815,371)	(815,584)	(673,670)	16,624	1,469,373	(818,628)
Income tax (expenses) benefits	-	(2,173)	(532)	-	-	(2,705)
Net income (loss)	(815,371)	(817,757)	(674,202)	16,624	1,469,373	(821,333)
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	-	(5,606)	(356)	-	-	(5,962)
Net income (loss) attributable to Yatsen Holding Limited’s shareholders	(815,371)	(812,151)	(673,846)	16,624	1,469,373	(815,371)
Net income (loss) attributable to ordinary shareholders of Yatsen Holding Limited	(815,371)	(812,151)	(673,846)	16,624	1,469,373	(815,371)

	For the year ended December 31, 2021
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Third-party revenues	-	951,001	4,367,137	521,835	-	5,839,973
Inter-company revenues(1)	-	11,972	413,617	-	(425,589)	-
Third-party costs and expenses	(28,484)	(1,040,549)	(6,091,570)	(303,614)		(7,464,217)
Inter-company costs and expenses	-	(176,817)	-	(248,772)	425,589	-
Income (loss) from subsidiaries and VIE	(1,527,645)	(1,336,728)	(27,886)	-	2,892,259	-
Income (loss) from non-operations	15,395	54,538	3,611	2,741	-	76,285
Income (loss) before income tax expenses	(1,540,734)	(1,536,583)	(1,335,091)	(27,810)	2,892,259	(1,547,959)
Income tax (expenses) benefits		2,634	(1,637)	(76)		921
Net income (loss)	(1,540,734)	(1,533,949)	(1,336,728)	(27,886)	2,892,259	(1,547,038)
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	-	(6,304)	-	-	-	(6,304)
Net income (loss) attributable to Yatsen Holding Limited’s shareholders	(1,540,734)	(1,527,645)	(1,336,728)	(27,886)	2,892,259	(1,540,734)
Net income (loss) attributable to ordinary shareholders of Yatsen Holding Limited	(1,540,734)	(1,527,645)	(1,336,728)	(27,886)	2,892,259	(1,540,734)

	For the Year Ended December 31, 2020
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Third-party revenues	-	427,553	3,909,547	896,070	-	5,233,170
Inter-company revenues(1)	-	1,347	415,052	11,665	(428,064)	-
Third-party costs and expenses	(9,871)	(527,874)	(6,602,866)	(775,230)	-	(7,915,841)
Inter-company costs and expenses		(106,912)	(11,943)	(309,209)	428,064
Income (loss) from subsidiaries and VIE	(2,683,245)	(2,483,979)	(176,187)	-	5,343,411	-
Income (loss) from non-operations	5,309	6,091	(10,686)	512	-	1,226
Income (loss) before income tax expenses	(2,687,807)	(2,683,774)	(2,477,083)	(176,192)	5,343,411	(2,681,445)
Income tax (expenses) benefits	--	(79)	(6,896)	5		(6,970)
Net income (loss)	(2,687,807)	(2,683,853)	(2,483,979)	(176,187)	5,343,411	(2,688,415)
Less: net income (loss) attributable to non-controlling interests	-	(608)	-	-	-	(608)
Net income (loss) attributable to Yatsen Holding Limited’s shareholders	(2,687,807)	(2,683,245)	(2,483,979)	(176,187)	5,343,411	(2,687,807)
Accretion to Preferred Shares	(242,209)	-	-	-	-	(242,209)
Deemed dividends due to modification of Preferred Shares	(1,054,220)	-	-	-	-	(1,054,220)
Net income (loss) attributable to ordinary shareholders of Yatsen Holding Limited	(3,984,236)	(2,683,245)	(2,483,979)	(176,187)	5,343,411	(3,984,236)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2022
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	115,480	1,047,733	340,808	8,924	-	1,512,945
Restricted cash	41,383	-	-	-	-	41,383
Short-term investments	345,171	627,679	100,017	-	-	1,072,867
Accounts receivable	-	81,472	117,324	2,047	-	200,843
Inventories, net	-	184,721	237,486	1,080	-	423,287
Prepayments and other current assets	483	103,236	179,383	9,723	-	292,825
Amounts due from related parties	-	2,188	3,466	-	-	5,654
Amounts due from Group companies(2)	5,550,398	6,802	589,473	-	(6,146,673)	-
Investments	-	116,811	224,128	161,640	-	502,579
Investments in subsidiaries and VIE(3)	-	1,601,560	-	-	(1,601,560)	-
Property and equipment, net	-	5,757	64,117	5,745	-	75,619
Goodwill	-	853,887	3,258	-	-	857,145
Intangible assets, net	-	662,850	26,817	2	-	689,669
Deferred tax assets	-	1,951	-	-	-	1,951
Right-of-use assets, net	-	14,102	118,828	74	-	133,004
Other non-current assets	-	1,707	51,178	-	-	52,885
Total assets	6,052,915	5,312,456	2,056,283	189,235	(7,748,233)	5,862,656
Accounts payable	-	35,955	75,079	8,813	-	119,847
Advances from customers	-	8,278	2,482	5,892	-	16,652
Accrued expenses and other liabilities	6,689	116,059	183,887	16,624	-	323,259
Amounts due to related parties	-	7,165	20,077	-	-	27,242
Income tax payables	-	7,162	13,735	929	-	21,826
Lease liabilities due within one year	-	4,068	75,440	78	-	79,586
Amounts due to Group companies(2)	13,084	5,935,642	2,558	195,389	(6,146,673)	-
Deferred tax liabilities	-	113,441	-	-	-	113,441
Deficit investments in subsidiaries and VIE(3)	1,268,420	-	38,490	-	(1,306,910)	-
Deferred income	45,280	-	-	-	-	45,280
Lease liabilities	-	10,008	42,989	-	-	52,997
Total liabilities	1,333,473	6,237,778	454,737	227,725	(7,453,583)	800,130
Redeemable non-controlling interests	-	339,924	-	-	-	339,924
Total shareholders’ equity (deficit)	4,719,442	(1,265,246)	1,601,546	(38,490)	(294,650)	4,722,602
Total liabilities, redeemable non-controlling interests and shareholders’ equity (deficit)	6,052,915	5,312,456	2,056,283	189,235	(7,748,233)	5,862,656

	As of December 31, 2021
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	33,320	2,728,438	348,711	27,539	-	3,138,008
Accounts receivable	-	81,947	265,781	8,109	-	355,837
Inventories, net	-	212,391	482,364	1,006	-	695,761
Prepayments and other current assets	2,494	87,734	258,438	17,525	-	366,191
Amounts due from related parties	-	-	60	-	-	60
Amounts due from Group companies(2)	6,157,680	14,098	665,483	-	(6,837,261)	-
Investments	-	106,081	125,437	118,862	-	350,380
Investments in subsidiaries and VIE(3)	-	1,937,743	-	-	(1,937,743)	-
Property and equipment, net	-	5,700	228,508	11,106	-	245,314
Goodwill	-	866,163	3,258	-	-	869,421
Intangible assets, net	-	723,681	22,132	38	-	745,851
Deferred tax assets	-	2,000	-	-	-	2,000
Right-of-use assets, net	-	19,268	403,555	143	-	422,966
Other non-current assets	-	6,588	73,632	-	-	80,220
Total assets	6,193,494	6,791,832	2,877,359	184,328	(8,775,004)	7,272,009
Accounts payable	-	43,998	185,052	11,765	-	240,815
Advances from customers	-	5,049	1,369	14,262	-	20,680
Accrued expenses and other liabilities	19,766	70,010	262,028	18,727	-	370,531
Amounts due to related parties	-	217	13,750	-	-	13,967
Income tax payables	-	1,614	14,128	1,005	-	16,747
Lease liabilities due within one year	-	5,423	209,346	74	-	214,843
Amounts due to Group companies(2)	-	6,637,728	5,616	193,917	(6,837,261)	-
Deferred tax liabilities	-	124,450	-	-	-	124,450
Deficit of investments in subsidiaries and VIE(3)	458,360	-	55,500	-	(513,860)	-
Deferred income	56,180	-	-	-	-	56,180
Lease liabilities	-	13,740	192,485	78	-	206,303
Total liabilities	534,306	6,902,229	939,274	239,828	(7,351,121)	1,264,516
Redeemable non-controlling interests	-	338,587	-	-	-	338,587
Total shareholders’ (deficit) equity	5,659,188	(448,984)	1,938,085	(5,500)	(1,423,883)	5,668,906
Total liabilities, redeemable non-controlling interests and shareholders’ equity (deficit)	6,193,494	6,791,832	2,877,359	184,328	(8,775,004)	7,272,009

Movements of investments in subsidiaries and VIE / (deficit of investments in subsidiaries and VIE) in Yatsen Holding Limited’s separate financial statements are as follows:

RMB (in thousands)

As of January 1, 2020	683,002
Capital contribution to subsidiaries	624,978
Share-based compensation costs incurred on behalf of subsidiaries	1,900,588
Payments made by subsidiaries on behalf of the Company	(40,464)
Share of loss of subsidiaries and VIE	(2,683,245)
Share of changes in accumulated other comprehensive income of subsidiaries	100,187
Foreign currency translation	(58,464)
As of December 31, 2020	526,582
Capital contribution to subsidiaries	25,856
Share-based compensation costs incurred on behalf of subsidiaries	530,440
Share of loss of subsidiaries and VIE	(1,527,645)
Share of changes in accumulated other comprehensive income of subsidiaries	12,679
Foreign currency translation	(26,272)
As of December 31, 2021	(458,360)
Capital contribution to subsidiaries	-
Share-based compensation costs incurred on behalf of subsidiaries	340,860
Share of loss of subsidiaries and VIE	(812,151)
Share of changes in accumulated other comprehensive income of subsidiaries	(429,657)
Foreign currency translation	90,888
As of December 31, 2022	(1,268,420)

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2022
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Net cash provided by (used in) Operating Activities(4)	(25,271)	221,798	(77,625)	17,306	-	136,208
Capital contribution to Group companies	-	-	-	-	-	-
Advances to Group companies	(1,396,460)	-	(154,158)	-	1,550,618	-
Receival of advances repayment from Group companies	2,539,576	-	474,286	-	(3,013,862)	-
Purchases of short-term investments	(342,380)	(1,879,422)	(200,000)	-	-	(2,421,802)
Maturities of short-term investments	-	1,359,564	100,000	-	-	1,459,564
Purchases of intangible assets	-	(351)	(8,199)	-	-	(8,550)
Purchases of property and equipment	-	(2,553)	(47,948)	(277)	-	(50,778)
Acquisition of businesses, net of cash and cash equivalents acquired	-	(2,107)	-	-	-	(2,107)
Investments on equity investments	-	(1,842)	(104,000)	(30,000)	-	(135,842)
Payment on behalf of Group companies	-	-		-	-	-
Other investing activities	-	-	4,099	-	-	4,099
Net cash provided by (used in) Investing Activities	800,736	(526,711)	64,080	(30,277)	(1,463,244)	(1,155,416)
Capital contribution from Group companies	-	-	-	-	-	-
Proceeds from advances from Group companies	-	1,550,618	-	-	(1,550,618)	-
Repayment of advances from Group companies	-	(3,013,862)	-	-	3,013,862	-
Issuance costs of issuance of Ordinary Shares in IPO	(1,706)	-	-	-	-	(1,706)
Proceeds from issuance of Preferred Shares, net of issuance costs	-	-	-	-	-	-
Repayment of a shareholder receivable resulting from Reorganization	-	-	-	-	-	-
Repurchases of Ordinary Shares	(654,650)	-	-		-	(654,650)
Repurchases of Preferred Shares	-	-		-	-
Other financing activities	1,906	-	5,644	(5,644)	-	1,906
Net cash provided by (used in) Financing Activities	(654,450)	(1,463,244)	5,644	(5,644)	1,463,244	(654,450)

	For the Year Ended December 31, 2021
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Net cash provided by (used in) Operating Activities(4)	45,330	(218,176)	(864,773)	17,178		(1,020,441)
Capital contribution to Group companies	(25,856)	(1,466,874)	(7,450)	-	1,500,180	-
Advances to Group companies	(2,060,287)	-	(391,564)	-	2,451,851	-
Receival of advances repayment from Group companies	1,165,010	-	149,664	-	(1,314,674)	-
Purchases of intangible assets	-	(10,648)	(14,590)	(66)	-	(25,304)
Purchases of property and equipment	-	(4,321)	(135,942)	(1,170)	-	(141,433)
Acquisition of businesses, net of cash and cash equivalents acquired	-	(992,408)	2,756	-	-	(989,652)
Investments on equity investments	-	(97,326)	(105,499)	(120,000)	-	(322,825)
Other investing activities	-	(5,043)	-	-	-	(5,043)
Net cash provided by (used in) Investing Activities	(921,133)	(2,576,620)	(502,625)	(121,236)	2,637,357	(1,484,257)
Capital contribution from Group companies	-	25,856	1,466,874	7,450	(1,500,180)	-
Proceeds from advances from Group companies	-	2,322,187	-	129,664	(2,451,851)	-
Repayment of advances limn Group companies	-	(1,278,010)	-	(36,664)	1,314,674	-
Other financing activities	(2,202)	596	(100)	-	-	(1,706)
Net cash provided by (used in) Financing Activities	(2,202)	1,070,629	1,466,774	100,450	(2,637,357)	(1,706)

	For the Year Ended December 31, 2020
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Net cash provided by (used in) Operating Activities(4)	(20,890)	(180,998)	(829,310)	47,830	-	(983,368)
Capital contribution to Group companies	(624,978)	(1,409,694)	-	-	2,034,672	-
Advances to Group companies	(5,487,408)	-	(422,213)	-	5,909,621	-
Receival of advances repayment from Group companies	840	-	306,913	-	(307,753)	-
Payment on behalf of Group companies	-	-	(74,662)	-	74,662	-
Purchases of intangible assets	-	(150,833)	(7,861)	(316)	-	(159,010)
Purchases of property and equipment	-	(556)	(208,227)	(16,786)	-	(225,569)
Pre-paid consideration for an acquisition	-	(71,476)	-	-	(24,500)	(95,976)
Investments on equity investments	-	(5,345)	(30,207)	-	-	(35,552)
Other investing activities	(3,196)	-	10,471	-	-	7,275
Net cash provided by (used in) Investing Activities	(6,114,742)	(1,637,904)	(425,786)	(17,102)	7,686,702	(508,832)
Capital contribution from Group companies	-	624,978	1,409,694		(2,034,672)	-
Proceeds from advances from Group companies	-	5,605,708	-	303,913	(5,909,621)	-
Repayment of advances limn Group companies	-	(3,840)	-	(303,913)	307,753	-
Proceeds from issuance of Preferred Shares, net of issuance costs	3,909,059	-	-	-	(40,465)	3,868,594
Proceeds from issuance of Ordinary Shares, net of issuance costs	4,389,910	-	-	-	(9,697)	4,380,213
Repurchases of Ordinary Shares	(491,167)	-	-	-	-	(491,167)
Repurchases of Preferred Shares	(1,076,771)	-	-	-	-	(7,076,771)
Other financing activities	-	2,593	10	(2,603)	-	-
Net cash provided by (used in) Financing Activities	6,731,031	6,229,439	1,409,704	(2,603)	(7,686,702)	6,680,869

Notes:

* The payment by Primary Beneficiary of VIE (WFOE and its subsidiaries) on behalf of Group companies was reclassified on consolidation level in accordance with nature.

** As of December 31, 2020, 2021 and 2022, amounts due to non-VIE subsidiaries included nil, RMB93.0 million and RMB93.0 million for net debt financing from Group companies to the consolidated VIE not yet returned.

*** Pursuant to the Exclusive Business Cooperation Agreement entered into in July 2019 between the Primary Beneficiary of VIE (WFOE and its subsidiaries) and the VIE, the VIE engages the Primary Beneficiary of VIE (WFOE and its subsidiaries) as the exclusive service provider of technical support, consulting services and other services to the VIE. In return, the VIE agrees to pay the Primary Beneficiary of VIE (WFOE and its subsidiaries) a service fee in an amount based on one of the below methods determined by the Primary Beneficiary of VIE (WFOE and its subsidiaries): a certain percentage of revenue of the VIE, a fixed licensing fee for the use of certain software, and/or other payment methods determined by the Primary Beneficiary of VIE (WFOE and its subsidiaries) from time to time according to the nature of services provided. The Primary Beneficiary of VIE (WFOE and its subsidiaries) may adjust the amount of service fee based on factors such as the complexity, time spent and the commercial value of the services.

For the years ended December 31, 2020, 2021 and 2022, the Primary Beneficiary of VIE (WFOE and its subsidiaries) decided not to charge any service fee from the VIE in relation to the Exclusive Business Cooperation Agreement, and no service fees were paid by the VIE to the Primary Beneficiary of VIE (WFOE and its subsidiaries) during the respective periods.

Besides the Exclusive Business Cooperation Agreement, all intercompany transactions between (i) Primary Beneficiary of VIE (WFOE and its subsidiaries) and (ii) VIE and VIE’s subsidiaries, which are set forth in the footnotes below, were conducted in accordance with the relevant agreements for the years ended December 31, 2020, 2021 and 2022. The relevant intercompany payables and cash flows resulting from such contractual arrangements are also set forth in the footnotes below.

(1)
Represents the elimination of the intercompany transaction at the consolidation level.

The intercompany transaction being eliminated mainly represents goods and services purchased by VIE and VIE’s subsidiaries from Primary Beneficiary of VIE (WFOE and its subsidiaries), the details of which are set forth below:

		For the Year Ended December 31,			Basis for determination of the transaction pricing
		2020	2021	2022
		(RMB in thousands)
(a)	Cosmetic Products	274,967	208,203	118,764	Cost plus method
(b)	Logistics, promotions and other services	32,951	34,219	44,347	Referencing to market price

	Total	307,918	242,422	163,111

(2)
Represents the elimination of intercompany balances among Yatsen Holding Limited, other subsidiaries, primary beneficiary of VIE (WFOE and its subsidiaries), and VIE and VIE’s subsidiaries, which related to advances borrowed, payable for product and services in the normal course of business.

As of December 31, 2020, 2021 and 2022, the intercompany balances between (i) Primary Beneficiary of VIE (WFOE and its subsidiaries) and (ii) VIE and VIE’s subsidiaries mainly represent: (a) VIE and VIE’s subsidiaries’ payables due to Primary Beneficiary of VIE (WFOE and its subsidiaries) arising from purchases of products and services in the amount of RMB49,839 thousand, RMB84,301 thousand and RMB98,780 thousand, respectively; and (b) VIE and VIE’s subsidiaries’ payables due to Primary Beneficiary of VIE (WFOE and its subsidiaries) arising from advances borrowed amounting to nil, RMB93,000 thousand and RMB93,000 thousand, respectively.

(3)
Represents the elimination of the investment among Yatsen Holding Limited, other subsidiaries, primary beneficiary of VIE (WFOE and its subsidiaries), and VIE and VIE’s subsidiaries.
(4)
For the years ended December 31, 2020, 2021 and 2022, cash paid by the VIE to Primary Beneficiary of VIE (WFOE and its subsidiaries) were RMB313,678 thousand, RMB236,389 thousand and RMB217,839 thousand, respectively, which represented purchase of inventories, logistics services, promotion services and other services, the details of which are set forth below:

		For the Year Ended December 31,
		2020	2021	2022
		(RMB in thousands)
(a)	Cosmetic Products	262,078	201,199	141,417
(b)	Logistics, promotions and other services	51,600	35,190	76,422

	Total	313,678	236,389	217,839

Selected Consolidated Financial Data

The following selected consolidated statements of operations and selected consolidated statements of comprehensive income (loss) for the years ended December 31, 2020, 2021 and 2022, selected consolidated balance sheets data as of December 31, 2021 and 2022, and selected consolidated cash flow data for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. Our selected consolidated statements of operations and comprehensive loss data and selected consolidated statements of cash flow data presented below for the years ended December 31, 2018 and 2019 and our selected consolidated balance sheet data as of December 31, 2018, 2019 and 2020 have been derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statements of operations and selected consolidated statements of comprehensive income (loss) for the years ended December 31, 2018, 2019, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Selected Consolidated Statements of Operations and Selected Consolidated Statements of Comprehensive Income (Loss):
Total net revenues	635,316	3,031,167	5,233,170	5,839,973	3,706,122	537,337
Total cost of revenues	(232,073)	(1,103,509)	(1,869,145)	(1,941,177)	(1,187,370)	(172,152)
Gross profit	403,243	1,927,658	3,364,025	3,898,796	2,518,752	365,185
Operating expenses(1):
Fulfilment expenses	(81,270)	(300,122)	(425,052)	(434,018)	(269,886)	(39,130)
Selling and marketing expenses(2)	(309,331)	(1,251,270)	(3,412,159)	(4,005,589)	(2,330,480)	(337,888)
General and administrative expenses	(43,315)	(209,326)	(2,142,973)	(941,347)	(720,409)	(104,449)
Research and development expenses	(2,641)	(23,179)	(66,512)	(142,086)	(126,875)	(18,395)
Total operating expenses	(436,557)	(1,783,897)	(6,046,696)	(5,523,040)	(3,447,650)	(499,862)
(Loss)/income from operations	(33,314)	143,761	(2,682,671)	(1,624,244)	(928,898)	(134,677)
(Loss)/income before income tax expenses	(36,114)	147,335	(2,681,445)	(1,547,959)	(818,628)	(118,689)
Income tax (expenses) benefits	(4,010)	(71,976)	(6,970)	921	(2,705)	(392)
Net (loss)/income	(40,124)	75,359	(2,688,415)	(1,547,038)	(821,333)	(119,081)
Less: Net loss attributable to non-controlling interests	-	-	(608)	(6,304)	(5,962)	(864)
Net (loss)/income attributable to our shareholders	(40,124)	75,359	(2,687,807)	(1,540,734)	(815,371)	(118,217)
Accretion to preferred shares	(3,465)	(59,200)	(242,209)	-	-	-
Deemed dividends due to modification of preferred shares	(3,521)	(61,239)	(1,054,220)	-	-	-
Net loss attributable to our ordinary shareholders	(47,110)	(45,080)	(3,984,236)	(1,540,734)	(815,371)	(118,217)
Net (loss)/income	(40,124)	75,359	(2,688,415)	(1,547,038)	(821,333)	(119,081)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	240	13,822	(111,697)	(158,515)	181,585	26,327
Total comprehensive (loss)/income	(39,884)	89,181	(2,800,112)	(1,705,553)	(639,748)	(92,754)
Net loss per ordinary share
Net loss per ordinary share-basic	(0.17)	(0.10)	(4.78)	(0.61)	(0.34)	(0.05)
Net loss per ordinary share-diluted	(0.17)	(0.10)	(4.78)	(0.61)	(0.34)	(0.05)
Shares used in computing net income/(loss) per share
Ordinary shares-basic	271,261,594	450,499,736	833,714,126	2,526,833,201	2,372,728,777	2,372,728,777
Ordinary shares-diluted	271,261,594	450,499,736	833,714,126	2,526,833,201	2,372,728,777	2,372,728,777

Notes:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfilment expenses	-	-	(2,947)	(13,122)	(4,267)	(619)
Selling and marketing expenses	-	-	(54,332)	(80,558)	(62,231)	(9,023)
General and administrative expenses	(14,031)	(74,995)	(1,841,409)	(418,823)	(248,400)	(36,015)
Research and development expenses	-	-	(1,900)	(17,937)	(25,962)	(3,764)

(2)
Amortization of intangible assets resulting from assets and business acquisitions were allocated as follows:

		For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
		(in thousands)
Selling and marketing expenses	-	(370)	(2,630)	(41,573)	(48,700)	(7,061)

The following table presents our selected consolidated balance sheets data as of December 31, 2018, 2019, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash, cash equivalents, and restricted cash	25,062	676,579	5,733,392	3,138,008	1,512,945	219,356
Short-term investment	-	10,000	-	-	1,072,867	155,551
Accounts receivable	64,748	265,302	419,317	355,837	200,843	29,119
Inventories, net	87,494	504,049	616,808	695,761	423,287	61,371
Prepayments and other current assets	22,756	115,231	304,641	366,191	292,825	42,456
Amounts due from related parties	87,898	664	14,370	60	5,654	820
Total current assets	287,958	1,571,825	7,088,528	4,555,857	3,508,421	508,673
Property and equipment, net	3,810	109,410	285,297	245,314	75,619	10,964
Right-of-use assets, net	19,617	263,346	536,710	422,966	133,004	19,284
Total assets	328,221	2,010,317	8,307,738	7,272,009	5,862,656	850,006
Accounts payable	90,222	400,542	466,705	240,815	119,847	17,376
Accrued expenses and other liabilities	77,901	191,065	411,944	370,531	323,259	46,868
Total current liabilities	187,265	763,343	1,130,677	877,583	588,412	85,311
Total non-current liabilities	11,544	172,787	313,467	386,933	211,718	30,696
Total liabilities	198,809	936,130	1,444,144	1,264,516	800,130	116,007
Total mezzanine equity	187,887	1,129,987	-	338,587	339,924	49,284
Total shareholders’ equity/(deficit)	(58,475)	(55,800)	6,863,594	5,668,906	4,722,602	684,715
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	328,221	2,010,317	8,307,738	7,272,009	5,862,656	850,006

The following table presents our selected consolidated cash flow data for the years ended December 31, 2018, 2019, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data
Net cash (used in)/provided by operating activities	(96,207)	(6,179)	(983,368)	(1,020,441)	136,208	19,749
Net cash used in investing activities	(7,877)	(148,172)	(508,832)	(1,484,257)	(1,155,416)	(167,519)
Net cash provided by/(used in) financing activities	123,678	795,231	6,680,869	(1,706)	(654,450)	(94,886)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	790	10,637	(131,856)	(88,980)	89,978	13,044
Net increase/(decrease) in cash and cash equivalents and restricted cash	20,384	651,517	5,056,813	(2,595,384)	(1,583,680)	(229,612)
Cash and cash equivalents and restricted cash at the beginning of the year	4,678	25,062	676,579	5,733,392	3,138,008	454,968
Cash and cash equivalents and restricted cash at the end of the year	25,062	676,579	5,733,392	3,138,008	1,554,328	225,356

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

Risks Relating to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

•
We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through (i) our subsidiaries in China and (ii) the VIE with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Yatsen Holding Limited, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. If the PRC government determines that the contractual agreements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. If any of these developments result in our inability to assert contractual control over the VIE, which contributed to 8.7% of our revenues in 2022, our ADSs may decline in value or become worthless. Our holding company, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole;
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
•
The PRC government has significant oversight and discretion over the conduct of our business, and may influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions, which could result in a material adverse change in our operation and/or the value of our ADSs. The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be worthless;
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections;
•
Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment; and
•
The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

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

We started operation in 2016. Our total net revenues increased by 11.6% from RMB5.23 billion in 2020 to RMB5.84 billion in 2021 and decreased by 36.5% from RMB5.84 billion in 2021 to RMB3.71 billion (US$537.3 million) in 2022. As a company with a relatively limited operating history, our historical growth may not be indicative of our future performance. We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. In future periods, our revenue could decline or grow more slowly than we expect. We may also incur significant losses in the future for a number of reasons, including as a result of the materialization of the following risks and the other risks described in this annual report, and we may encounter unforeseen difficulties, complications, delays and other unknown factors:

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

•
we may fail to successfully maintain our offline experience store network; and
•
we may be affected by international trade tension and any adverse economic conditions in China or internationally.

We cannot be sure that we will be successful in addressing these and other risks and challenges we may face in the future. Any of these occurrences could have a material and adverse impact on our business, results of operations and financial condition. Our customer base may decline as a result of such risks. Any of these risks could cause our net sales growth to decline and may adversely affect our margins and profitability. Failure to continue our net sales growth or improve margins could have a material adverse effect on our business, financial condition, and results of operations. You should not rely on our historical rate of net sales growth as an indication of our future performance.

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

The success of our business and operations depends on our ability to continuously offer quality products that are attractive to consumers. The beauty industry is driven in part by fashion and beauty trends and consumer preferences and behavior, which may shift quickly and have been heavily affected by the rapidly increasing use and proliferation of social and digital media by consumers, and the speed with which information and opinions are shared. As industry trends and consumers’ preferences and behavior continue to change, we must also continually work to develop, produce and market new products, maintain and enhance the recognition of our brands, achieve a favorable mix of products and refine our approach as to how and where we market and sell our products. Our success depends on our products’ appeal to a broad range of consumers whose preferences and behavior cannot be predicted with certainty and may change rapidly, and on our ability to anticipate and respond in a timely and cost-effective manner to industry trends and consumer preferences and behavior through product innovations, product line extensions and marketing and promotional activities, among other things. Drawing on our deep engagement with our customers and our advanced big data analytics, we have been able to anticipate and react to industry trends and consumers’ preferences and behavior in an effective and efficient manner. However, we cannot assure you that we will be able to successfully anticipate and respond to consumers’ preferences and behavior at all times, especially as we continue to maintain or broaden our customer base and diversify our product offerings aimed at customers with differing characteristics. If we are unable to anticipate and respond to the changes in industry trends and consumer preferences and behavior, we may fail to continuously develop products with wide market acceptance, capture emerging growth opportunities, adopt competitive sales strategies for our existing products, or properly predict and manage our inventory. Such failure could also negatively impact our brand image and result in diminished customer experience and brand loyalty. Any of these occurrences could materially and adversely affect our business, prospects and results of operations.

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

As part of our ongoing business strategy, we expect we will continue to introduce new products in the color cosmetics and skincare categories, while expanding our product launches into adjacent categories in which we may have little to no prior operating experience. The success of product launches in adjacent product categories could be hampered by our relative inexperience operating in such categories, the strength of our competitors or any of the other risks referred to above. Furthermore, any expansion into new product categories may subject us to additional operational and financial constraints which could inhibit our ability to successfully accomplish such expansion. If we fail to continue to roll out commercially successful products in our traditional categories or in adjacent categories, our business, financial condition and results of operations may be materially and adversely affected.

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

Managing our growth requires significant attention from our management team and allocation of financial, supply chain, distribution and other resources. To manage growth effectively, we must continue to enhance our operational, financial and management systems, including our warehouse management and inventory control; maintain and improve our internal controls and disclosure controls and procedures; maintain and improve our information technology systems and procedures; and train and manage our employee base. We may not be able to achieve enhancements in any one or more of these areas, and any failure to do so could significantly harm our business, financial condition and results of operations.

We have incurred net loss in the past, and we may not be able to achieve or maintain profitability in the future.

We incurred net loss of RMB2.69 billion in 2020, incurred net loss of RMB1.55 billion in 2021 and incurred net loss of RMB821.3 million (US$119.1 million) in 2022. We also had negative cash flows from operating activities of RMB983.4 million, negative cash flows from operating activities of RMB1.02 billion, and positive cash flows from operating activities of RMB136.2 million (US$19.7 million) for the fiscal years ended December 31, 2020, 2021 and 2022, respectively. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to maintain profitability will depend in large part on our ability to maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. We also expect to continue to make significant future expenditures related to the continuous development and expansion of our business, including:

•
investments in our product development team and research and development team and in the development of new products;
•
investments in sales and marketing, enlarging our customer base and promoting market awareness of our brands and products;
•
investments in expansion or maintenance of our online and offline distribution channels in a measured manner, including the buildout of our offline experience store footprint;
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

Currently, we rely on third-party e-commerce platforms such as Tmall, JD.com and Vipshop, among others, for online sales of our products and derive a material portion of our online sales revenue through and from such platforms. In 2020, 2021 and 2022, a majority of our net revenues were generated through our store on third-party e-commerce platforms. If such platform’s services or operations are interrupted, if such platforms fail to provide satisfactory customer experience and fail to attract new and retain existing users, if our cooperation with such third-party e-commerce platforms terminates, deteriorates or becomes more costly, or if we fail to incentivize such platforms to drive traffic to our flagship stores or promote the sale of our products, our business and results of operations may be materially and adversely affected. We cannot guarantee that we will be able to find alternative channels on terms and conditions commercially acceptable to us in a timely manner, or at all, especially given their leading position and significant influence in China’s e-commerce industry. In addition, any negative publicities about such third-party e-commerce platforms, any public perception or claims that non-authentic, counterfeit or defective goods are sold on such platforms, be it with merit or proven or not, most of which are beyond our control, may deter visits to the platforms and result in less customer traffics to our flagship stores or fewer sales of our products, which may negatively impact our business and results of operations.

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

Our ability to maintain our reputation and brand is affected by many factors, some of which are beyond our control. These factors include our ability to provide a satisfactory consumer experience, which in turn depends on our ability to bring innovative products to the market at competitive prices that respond to consumer demands and preferences, our ability and that of our manufacturing and service partners to comply with ethical and social standards, such as those concerning animal testing, and various and evolving rules and standards related to product quality and safety, labor and environmental protection, our ability to produce safe and high-quality products, our ability to provide satisfactory order fulfilment services, and our ability to provide responsive and superior customer services. Failure to succeed in any of these areas could damage our customer experience, our reputation and brand image and our ability to retain and attract customers. The success of our brand may also suffer if our marketing plans or product initiatives do not have the desired impact on our brand’s image or its ability to attract consumers. In the past three years, we have invested substantial efforts in promoting our brands. See also “We have incurred significant costs for a variety of sales and marketing efforts, including mass advertising and heavy promotions to attract customers through multiple channels. If we are unable to conduct our sales and marketing efforts in a cost-effective and efficient manner, our results of operations and financial conditions may be materially and adversely affected.” We cannot assure you, however, that these activities are and will be successful or that we can achieve the brand promotion effect we expect. If we are unable to preserve our reputation, enhance our brand recognition or increase positive awareness of our products, it may be difficult for us to maintain and grow our consumer base, and our business, financial condition and results of operations may be materially and adversely affected.

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

Since the second half of 2020 and up to the end of 2022, many of the preventive measures to counter the spread of COVID-19 imposed by local governments have been relaxed and re-imposed from time to time as the pandemic eased temporarily and the new variants emerged. As a result, opportunities for discretionary consumption was limited and the results of our operations fluctuated during the period. In particular, the release of the pent-up demand due to the amelioration of COVID-19 from the second half of 2020 to the first half of 2021 led to us recording a higher total net revenue in the first half of 2021 compared to that in 2020 and 2019, respectively. However, the spread of the new variants of COVID-19 such as Delta and Omicron variants resulted in the overall weakening consumer sentiment and purchasing activities and reduced foot traffic at our offline retail stores, which together adversely impacted our sales through our offline retail stores since the second half of 2021 and negatively impacted our total net revenues in the second half of 2021 and through 2022. Overall, our total net revenues for the full year of 2021 increased by 11.6% to RMB5.84 billion from RMB5.23 billion in the prior year, and our total net revenues for the full year of 2022 decreased by 36.5% to RMB3.71 billion (US$537.3 million) from RMB5.84 billion in 2021. In addition, our online sales volume over the same period fluctuated due to the unavailability of, or delays in, delivery services during such period. In terms of our supply and inventory management, while our ODM/OEM and packaging supply partners and other service partners had to operate at reduced capacity during such period, we were able to maintain sufficient levels of inventory and fulfilment capacity through our self-operated warehouses.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time which caused disruption to our and our suppliers and logistics providers’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as consumer sentiment may continue to remain low. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

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

As of December 31, 2022, we had approximately 334 beauty advisors. Although we provide standardized employee conduct training and beauty product training for all our beauty advisors and maintain a detailed employee handbook regulating employee conduct, there is no assurance that our beauty advisors will provide consistently satisfactory customer service to our customers. Any negative customer service experience with our beauty advisors either offline in our physical stores or online through our customer communities or one-on-one chats may discourage customers from purchasing our products and adversely affect our reputation and brand image.

We also operate one customer service center in Guangzhou which provides service daily from 8:30 a.m. to midnight, handling all kinds of customer queries and complaints regarding our products and services. As of December 31, 2022, we had a group of customer service representatives at our customer service center, consisting of our own employees and representatives from third-party service providers. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. There is no assurance that we will be able to maintain a low turnover rate of existing employees and provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

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

KOLs play an important role in promoting our products and driving traffic to our online and experience stores. If we fail to attract new KOLs or retain our existing ones, our sales volume and our business may be negatively impacted.

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

As a relatively young company, we have invested a large amount of financial and other resources in sales and marketing activities, including expanding our marketing and sales teams, retaining KOLs and purchasing advertisements. We intend to continue to invest in promoting our brand awareness and acquiring customers. In the fiscal years ended December 31, 2020, 2021 and 2022, we incurred RMB3.41 billion, RMB4.01 billion and RMB2.33 billion (US$337.9 million) in selling and marketing expenses, accounting for 65.2%, 68.6% and 62.9% of our total net revenues, respectively. Our marketing and branding activities may not be well received, successful or cost-effective, which may lead to significantly higher marketing expenses in the future. We may also not be able to continue our existing marketing and branding activities, or successfully identify and utilize the new trends in marketing strategies, channels and approaches that appeal to or fit in the lifestyle of our targeted customers. We may also fail to adjust our sales and marketing strategies fast enough to stay current with consumers’ behavioral changes in using internet and mobile devices. Failure to refine our existing marketing strategies or introduce new effective marketing strategies in a cost-effective manner could negatively impact our business, results of operations and financial condition. In addition, failure to comply with relevant provisions of Advertising Law of the PRC, promulgated by the Standing Committee of the National People’s Congress, or the SCNPC in 1994 and amended on October 26, 2018 and further amended on April 29, 2021, Regulations on the Supervision and Administration of Cosmetics, or the Supervision Regulations, promulgated by the State Council on June 16, 2020 and became effective as of January 1, 2021, and other relevant laws and regulations will result in the restriction, inhibition or delay of our ability to sell products. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Cosmetic Products, Regulations Relating to Food Business, Regulations Relating to Product Quality and Consumers Protection, and Regulations Relating to Advertising.”

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

We currently rely on certain ODM/OEM and packaging supply partners based in China to produce most of our products, while we also collaborate with top-class suppliers overseas to support the production of our global premium and luxury beauty brands. In some cases, we retain only a single contract manufacturer for the production of some of our products. Our top five ODM/OEM and packaging supply partners collectively accounted for a considerable purchase amount from all OEM/ODMs in 2020, 2021 and 2022, respectively. Our reliance on a limited number of ODM/OEM and packaging supply partners for each of our products exposes us to a number of risks, since we may not have alternative or replacement ODM/OEM and packaging supply partners beyond these key parties.

We usually enter into framework engagement contracts with our ODM/OEM and packaging supply partners and then place orders to the ODM/OEM and packaging supply partners when manufacturing needs arise. We may experience operational difficulties with our ODM/OEM and packaging supply partners, including reductions in the availability of production capacity of our ODM/OEM and packaging supply partners due to reasons such as competing orders or sudden increases in demand, failure to comply with product specifications, insufficient quality control, unauthorized disclosure of sensitive information such as product formulation, failure to meet quality control standards and production deadlines, delays in delivery of products to our warehouses, increases in manufacturing costs and longer lead time. Our ODM/OEM and packaging supply partners may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component, ingredient or raw material shortages, fire, cost increases, violation of environmental, health or safety laws and regulations and national and industrial standards in terms of product safety, health epidemics, or other problems. For example, in the second and third quarter of 2022, strict policies to contain the spread of COVID-19 were implemented in certain areas in response to COVID-19, which affected the operations of some of our ODM/OEM and packaging supply partners and in turn affected our business. We may be unable to pass potential cost increases associated with operational difficulties to our customers. In the event of interruption from any of our ODM/OEM and packaging supply partners, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. In addition, as we cooperate with these third party ODM/OEM and packaging supply partners on a non-exclusive basis, we cannot ensure that such contract manufacturers will not prioritize orders of other principals, including our competitors, in the case of supply shortages. We may also have disputes with our ODM/OEM and packaging supply partners, which may result in litigation expenses, divert our management’s attention and cause supply shortages to us. Further, we may not be able to renew contracts with our ODM/OEM and packaging supply partners for our existing products on acceptable terms, or at all, or identify ODM/OEM and packaging supply partners who are capable of producing our existing and new products we target to launch in the future. Our competitors could enter into restrictive or exclusive arrangements with our ODM/OEM and packaging supply partners that could impair or eliminate our access to such manufacturing capacity. It may take a significant amount of time to identify ODM/OEM and packaging supply partners that have the capability and resources to produce our products to our specifications in sufficient volume. Identifying suitable ODM/OEM and packaging supply partners is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other practices. Accordingly, a partial or complete loss of any of our significant contract manufacturers, or a significant adverse change in our relationship with any of our ODM/OEM and packaging supply partners, could have an adverse effect on our business, financial condition and operating results.

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

We have entered into a joint venture arrangement with Cosmax to build a cosmetics manufacturing and R&D hub in Guangzhou. The joint venture had secured a land site of 60,593 square meters in March 2020. The manufacturing hub is currently under construction and production in the new hub is currently expected to begin in 2023. Our collaboration with Cosmax and our investment in establishing the manufacturing facility in Guangzhou as a minority shareholder are subject to a number of risks, many of which are beyond our control, including but not limited to the potential failure of the manufacturing base currently under construction to start operations on time due to delays in construction and other reasons beyond our control, our limited influence over Cosmax, our lack of control over the board of directors of the joint venture and limited ability in monitoring and controlling the actions of the joint venture, potential dispute between us and Cosmax over corporate governance matters, and risks associated with possible deviations from the requirements under, or the non-performance of, the joint venture agreement by Cosmax. If any of the risks materialize, our business, results of operations and financial condition may be adversely affected.

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

The operation of our experience stores has required a substantial investment and commitment of resources and are subject to numerous risks and uncertainties.

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

The success of our experience store operations depends in part on our ability to manage the financial and operational aspects of our experience stores operation strategy, our ability to properly assess the potential profitability and payback period of potential new experience store locations, our ability to hire and train skilled store operating personnel, especially management personnel, our ability to immerse such personnel in our culture, and our ability to guarantee timely supply of inventory for experience stores. We cannot assure you that we will succeed in all of these areas. In addition, many factors unique to offline retail operations, some of which are beyond our control, pose risks and uncertainties to the success of our experience store operations. These risks and uncertainties include, but are not limited to, macro-economic factors that could have an adverse effect on general retail activity, health epidemics, the overall customer traffic in and around the location of our experience stores, the opening of stores of competitors in the same area or location of our experience stores, the opening of a new store of ours in the same city as our existing experience stores, our failure in identifying appropriate locations for opening up new experience stores and accurately predicting customer traffic at such new stores, our inability to attract high customer traffic to our experience stores, our inability to manage costs associated with store construction and operation, more challenging environments in managing offline retail operations, costs associated with unanticipated fluctuations in the value of retail inventory, and our inability to obtain and renew leases in quality retail locations at a reasonable cost. If we are unable to open experience stores at convenient locations in such cities that have large number of customers of our online product sales and offer similar competitive price at our experience stores as our online stores, our ability to retain these customers, foster strong brand loyalty and further enlarge our customer base may be negatively impacted. Meanwhile, if we are unable to generate sufficient sales from these stores, we may fail to recover the advanced costs and investments in connection with such experience store and our business and profitably may suffer. The substantial management time and resources which our future experience store operation strategy may require could also result in disruption to our existing business operations, which may decrease our net revenue and profitability.

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
•
In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. However, if such regulations were to be adopted in their current form, we would be subject to additional regulatory obligations with respect to data security and may face challenges in addressing their requirements and amending our internal data processing policies and practices to ensure compliance therewith.

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

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Revised Measures for Cybersecurity Review and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Revised Measures for Cybersecurity Review and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Revised Measures for Cybersecurity Review and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our online stores from the relevant e-commerce platforms, and materially and adversely affect our business and results of operations and significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline.

Based on our internal data compliance assessment conducted with the assistance of our PRC legal counsel, as of the date of this annual report, our business operations are compliant with the regulations that have been issued by the CAC in all material respects. There have not been any material changes in our business operations concerning data security and personal information protection since then. We have been taking, and will continue to take, reasonable measures to comply with laws and regulations relating to privacy, personal information, data security and cybersecurity. Pursuant to PRC laws and regulations regarding data security and personal information protection, and in response to the current supervisory tendency from the CAC, we have taken certain internal and external measures to ensure compliance with the legal obligation required by the supervisory authorities and to ensure data security concerning customers. With respect to external management, on the one hand, we have timely updated our personal information processing rules, and we have disclosed the updated personal information processing rules to our customers and obtained their consent to such update; on the other hand, we have executed data processing agreements with external logistic companies to clarify each party’s rights and obligations when assigning personal information processing tasks to such logistic companies. With respect to internal management, we have established an integrated data compliance management structure and enacted a series of data compliance policies such as the data security management policy (including the requirements for data compliance audit), the data classification and grading policy, the personal information protection impact assessment policy, the data storage and management policy, information security incidents and emergency response measures. We have also utilized a series of compliance tools to ensure proper implementation of the aforementioned policies. However, as the PRC governmental authorities have wide discretion in interpretation and implementation of the Revised Measures for Cybersecurity Review and related cybersecurity laws and regulations, it is uncertain whether the efforts undertaken by us so far will be sufficient to ensure full compliance with all applicable cybersecurity laws and regulations in the future. In addition, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of such regulations, and we are not certain whether the Draft Regulations, if enacted in their current form, or any future laws, rules or regulations of a similar nature will apply to us. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on data security and personal information protection would have a material adverse impact on our business.

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

In addition to interactions with our customers at our experience stores, we organize customer communities on Weixin, through which we establish closer relationships with, and develop better understanding of, our customers through deep engagement with them. Such communities also allow customers to share shopping experience and freely communicate with each other. However, we don’t have full control over how and what our customers will communicate, and our communities could be misused by some of our customers. For example, some of our customers may use our communities as a platform to distribute content that could be deemed as spam by other customers, such as marketing materials for his or her own businesses or businesses he or she is employed to promote, which could impair our customers’ experience. In addition, once invited into our online communities, our customers can add each other as contacts and communicate and interact privately. We have no control over our customers’ behaviors off our online communities and cannot rule out the possibility that some of them may engage in immoral, disrespectful, fraudulent or illegal activities. To the extent such behaviors or activities are associated with our communities, the public perception of our reputation and brand image could be harmed and prospective customers may be deterred from joining our online communities, which could have a material and adverse effect on our business and reputation.

We are dependent on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

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

We produce and distribute professionally generated beauty and wellness related content on third party online social and content platforms such as Douyin, RED, Weixin, Kuaishou, and Bilibili to promote beauty related knowledge, to improve our brand awareness and to generate consumers interest in our products. Under PRC laws, we are required to monitor content we produce and distribute for items that are factually incorrect, socially destabilizing, obscene or defamatory, and promptly take actions with respect to such content items. Sometimes, it is arguable as to whether a piece of information is factually incorrect or involved other types of illegality, and it may be difficult to determine the type of content that may result in liability to us. Our burden to administer the content, and costs associated therewith, may be exacerbated if we develop our own app with user discussion panel or other interactive functions or features in the future, or introduce such interactive features and functions to our website and Weixin mini-program. If we are found to be liable, we may be subject to fines, revocation of our relevant licenses and other administrative and civil actions, which may interrupt our business. We have implemented measures to review content in light of the relevant laws and regulations before any of them is published. However, such procedures may not prevent all illegal or impropriate contents from being distributed, especially content created during living streaming by KOLs we collaborate with.

If our cash from operations is not sufficient to meet our current or future operating needs and expenditures, our business, financial condition and results of operations may be materially and adversely affected.

For the fiscal years ended December 31, 2020, 2021 and 2022, we had negative cash flows from operating activities of RMB983.4 million, negative cash flows from operating activities of RMB1.02 billion and positive cash flows from operating activities of RMB136.2 million (US$19.7 million), respectively. We may require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives, investments or acquisitions we may decide to pursue. To the extent we are unable to generate sufficient cash flow, we may be forced to cancel, reduce or delay these activities. Our ability to generate cash to meet our operating needs and expenditures will depend on our future performance and financial condition, which will be affected by financial, business, economic, legislative, regulatory and other factors, including potential changes in costs, pricing, the success of product innovation and marketing, competitive pressure and consumer preferences. If our cash flows and capital resources are insufficient to fund our cash needs, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations. Alternatively, if our sources of funding are insufficient to satisfy our cash requirements, we may seek to obtain credit facilities or sell equity or debt securities. The sale of equity securities would result in dilution of our existing shareholders, including holders of our ADSs. The incurrence of indebtedness would result in debt service obligations and operating and financing covenants that could restrict our operations. Furthermore, it is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all, which could materially and adversely affect our business, financial condition and results of operations.

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

Internet and beauty industry and certain business models and practices such as the operation of franchise business and export oriented e-commerce business in China are highly regulated, and requires multiple licenses, permits, filings and approvals to conduct and develop business. Currently, we have obtained the following valid licenses through our subsidiaries and the VIE: value-added telecommunication business operation license for provision of internet information services, or the ICP License, and the Permit for Production and Operation of Radio and Television Programs, Record Filing Certificate for Operation of Class II Medical Devices for sales for medical skincare products, Registration Certificate for Operation of Class III Medical Devices for color contact lens sales, Qualification for Drug Information Services over the Internet, Record Filing for online sales for Medical Devices and the Permit for the Food Trade for our sale of health-care food and snacks as well as operating a café. In addition, we have completed the foreign trade business operator registration and the consignor/consignee registration for export and import of goods to carry out import of goods to facilitate the operation of our portfolio brands and to implement our sales of products to overseas markets. We have filed the franchise agreement in effect with the Department of Commerce of Guangdong Province for the launch of our franchise business model for our products under the Perfect Dairy brand. However, as a fast-growing company with limited operating history that is continuously exploring more approaches to conduct sales and marketing cost-effectively and capture points of growth, we have not obtained all the licenses, registrations and filings necessary or advisable for certain of our operations, especially the newly launched ones. We enable our customers to share and replay video clips on our Weixin mini-program, which may require us to obtain a License for Online Transmission of Audiovisual Programs. We currently have not obtained a License for Online Transmission of Audiovisual Programs, which may subject us to warnings, orders of correction, pecuniary penalties or other administrative proceedings. As of the date of this annual report, we have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of licenses, permits, registrations or filings. However, we cannot assure you that we will not be subject to any administrative action that may materially and adversely affect our business, financial condition and results of operations.

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

Our quarterly operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. Our operating results tend to be seasonal. For instance, we generate a substantial portion of our net revenues in the second and the fourth calendar quarters as a result of higher sales volume during a series of shopping festivals across e-commerce platforms, such as “618,” “Singles’ Day” and “Double Twelve.” In addition, in order to prepare for such shopping festivals, we must order and keep in stock significantly more merchandise than we would carry at other times of the year. Our selling and marketing expenses as a percentage of net revenues is also typically lower in the second and fourth calendar quarters as a result of higher online traffic during such periods due to promotional activities by e-commerce platforms during shopping festivals such as “618” in the second calendar quarter, as well as “Singles’ Day” and “Double Twelve” in the fourth calendar quarter, which leads to greater sales volumes. However, as a result of the negative impact of COVID-19 and other macro headwinds in China’s cosmetics industry, our net revenues experienced negative growth. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but may increase further in the future. As a result of the seasonal fluctuations in our operating results, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues in a given period may be significantly different from our historical or projected rates and our operating results in future quarters may fall below expectations.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is our lack of sufficient financial reporting and accounting personnel with appropriate knowledge and experience to (i) establish and implement key controls over period end closing and financial reporting and (ii) handle complex accounting issues and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. The material weakness, if not timely remediated, may lead to material misstatements in our consolidated financial statements in the future. Following the identification of the material weakness, we have taken measures to remediate the deficiency. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022 after the remediation. Our independent registered public accounting firm, after conducting its own independent testing, has issued a report that our internal controls over financial reporting was effective. For details on these initiatives, see “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we establish and maintain internal control over financial reporting and disclosure controls and procedures. An effective internal control environment is necessary to enable us to produce reliable financial reports and is an important component of our efforts to prevent and detect financial reporting errors and fraud. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, as we have ceased to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we or our auditor may identify other deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements or even be required to restate our financial statements, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

On September 5, 2018, our board of directors approved the establishment of the Share Option Plan, which plan was later amended and restated on July 26, 2019, March 25, 2020 and September 11, 2020 (the “2018 Share Option

Plan”). The 2018 Share Option Plan shall be valid and effective for ten years from September 11, 2020. The maximum number of shares that may be issued pursuant to all awards under the 2018 Share Option Plan shall be 249,234,508 shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” For the years ended December 31, 2020, 2021 and 2022, we recorded an aggregate of RMB1.90 billion, RMB530.4 million and RMB340.9 million (US$49.4 million), respectively, in share-based compensation expenses. The share-based compensation expenses recorded in 2022 were lower as compared with those recorded in 2021, primarily due to a decrease in the number of personnel entitled to receive share-based compensation. The share-based compensation expenses recorded in 2021 were much lower as compared with those recorded in 2020, primarily due to a share-based compensation charge triggered by our initial public offering in November 2020.

On December 30, 2022, our board of directors and the compensation committee of our board have approved and authorized the adoption of the 2022 Share Incentive Plan, effective on January 1, 2023. The 2022 Share Incentive Plan will expire on the tenth anniversary of its effective date. Under the 2022 Share Incentive Plan, the maximum aggregate number of ordinary shares of our company available for issuance is 1.5% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of December 31, 2022, plus an annual increase by (i) (A) 1.5% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each of the first two fiscal years of our company beginning January 1, 2024, and (B) 1.0% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each subsequent fiscal year of our company during the term of the 2022 Share Incentive Plan, or (ii) such fewer number of shares as may be determined by our board of directors. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

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

Furthermore, pursuant to the Labor Contract Law and the Interim Provisions on Labor Dispatch, responsibilities assigned to dispatched workers shall be temporary and ancillary in nature and the number of dispatched workers of any given employer shall not exceed 10% of the employer’s total labor force. See “Item 4. Information on the

Company—B. Business Overview-Regulations—Regulations Relating to Employment.” Certain of our PRC subsidiaries hired dispatched workers from dispatch agencies in the past and the number of dispatched workers exceeded 10% the total number of staff of the subsidiary historically. Although we aimed to not assign dispatched workers on significant tasks, there is no assurance that the assignments performed by them were always temporary and ancillary in nature. We hire dispatched workers as of the date of this annual report and have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from relevant PRC authorities. However, we cannot assure you that the relevant PRC authorities will not take administrative actions against such PRC subsidiaries of ours for their past practice. To the extent administrative actions are imposed, our business, financial condition and results of operations may be negatively impacted.

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

COVID-19 has had a severe and negative impact on the Chinese and global economy since early 2020, and the pandemic’s resurgences and consequential lockdowns created significant changes in 2022. Although most restrictions such as quarantine provisions were lifted starting in December 2022, it is still unclear how the economic recovery will unfold in 2023. Even before the outbreak of COVID-19, the global macroeconomic environment had been facing challenges. The growth of the Chinese economy has gradually slowed down in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which may increase market volatility across the globe. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.

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

We may from time to time become a party to various litigation, legal disputes, claims or administrative proceedings arising in the ordinary course of our business. For example, we and certain of our current and former directors or officers, our authorized U.S. representative, a shareholder, and our November 2020 IPO underwriters have been named as defendants in a putative shareholder class action, which has yet to be resolved. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” The outcome of any litigation, legal disputes, claims or administrative proceedings is hard to predict. If any verdict or award is rendered against us or if we decide to settle the disputes, we may be required to incur monetary damages or other liabilities. Even if we can successfully defend ourselves, we may have to incur substantial costs and spend substantial time and efforts in these lawsuits. Negative publicity relating to such litigation, legal disputes, claims or administrative proceedings may damage our reputation and adversely affect the image of our brand and services. Furthermore, any litigation, legal disputes, claims or administrative proceedings which are not of material importance may escalate due to the various factors involved, such as the facts and circumstances of the cases, the likelihood of winning or losing, the monetary amount at stake, and the parties concerned continue to evolve in the future, and such factors may result in these cases becoming of material importance to us. Consequently, any ongoing or future litigation, legal disputes, claims or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

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

However, we are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China through our subsidiaries and the VIE with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Yatsen Holding Limited, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our shares may decline in value if we are unable to assert our contractual control rights over the VIE, which contributed to 8.7% of our revenues in 2022. Our holding company in the Cayman Islands, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

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

Although we believe Yatsen Holding Limited, our PRC subsidiaries and the VIE comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the VIE do not comply with applicable law, it could revoke the VIE’s business and operating licenses, require the VIE to discontinue or restrict the VIE’s operations, restrict the VIE’s right to collect revenues, block the VIE’s websites, require the VIE to restructure our operations, impose additional conditions or requirements with which the VIE may not be able to comply, impose restrictions on the VIE’s business operations or on its customers, or take other regulatory or enforcement actions against the VIE that could be harmful to its business. Any of these or similar occurrences could significantly disrupt our or the VIE’s business operations or restrict the VIE from conducting a substantial portion of its business operations, which could materially and adversely affect the VIE’s business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the VIE, we may not be able to consolidate such entity in our consolidated financial statements in accordance with U.S. GAAP.

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

The shareholders of the VIE, including Mr. Jinfeng Huang, our chief executive officer and controlling shareholder, may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version) jointly promulgated by Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission and took effect in January 2022. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Applicable of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our control over the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

Although our wholly foreign-owned subsidiaries produce a significant majority of our revenues and hold a significant majority of our operational assets, the VIE holds certain assets that may be critical to the operation of our business. Main assets held by the VIE and its subsidiaries include the majority of the social platforms and content offering platforms we operate such as Weixin public accounts and mini-programs, which are registered and held by the VIE and its subsidiaries, and the ICP License and the permit to produce and distribute radio and television programs, which are critical to the online operation of our business. If the shareholders of the VIE breach the contractual arrangements and voluntarily liquidate the VIE or its subsidiaries, or if the VIE or its subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if the VIE or its subsidiaries undergo an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

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

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. In addition, the growth of the Chinese economy has slowed down in recent years, and the impact of COVID-19 on the Chinese and global economies since 2020 was severe. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our solutions and services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

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

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions, which could result in a material adverse change in our operation and/or the value of our ADSs. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could also result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance, or the MOF, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. In addition, foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

The regulatory environment in the PRC has been undergoing a number of changes and reforms in various areas recently, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. On February 17, 2023, the CSRC promulgated Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five relevant supporting guidelines, together referred to as the New Overseas Listing Rules, which became effective on March 31, 2023. Pursuant to the New Overseas Listing Rules, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in China and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing. New Overseas Listing Rules establish a new filing-based regime to regulate both direct and indirect overseas offerings and listings by domestic companies. According to the New Overseas Listing Rules, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year, any of which was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the New Overseas Listing Rules, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. New Overseas Listing Rules also set forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. Under the New Overseas Listing Rules, failure to comply with the filing requirements may result in the warning, orders of correction and fines of RMB1 million to RMB10 million to the relevant domestic companies, and fines on the controlling shareholder and other responsible persons. On the press conference held by the CSRC on February 17, 2023, the CSRC officer expressed that the enterprises that have been listed overseas like us shall be deemed as “the Stock Enterprises” and are not required to complete the overseas listing filing immediately until they conduct refinancing or are involved in other circumstances that require filing with the CSRC. However, as there are still uncertainties regarding the interpretation and implementation of such regulatory rules, we cannot assure you that we will always be categorized as the Stock Enterprise by the CSRC and be able to comply with new regulatory requirements under the New Overseas Listing Rules. In addition, any of our future proposed offering of securities in an overseas market or the listing of the listed securities, including but not limited to follow-on offerings and secondary listings, will be subject to the filing requirements with the CSRC under the New Overseas Listing Rules, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all..

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the Revised Measures for Cybersecurity Review and the Draft Regulations, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such filing procedures and any approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement may subject us to regulatory actions or other sanctions from the CSRC or other PRC government authorities, which could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Furthermore, if there are any other approvals, filings and/or other regulatory procedures required to be obtained from or completed with the CSRC or other PRC government authorities as required by any new laws and regulations for any of our future proposed offering of securities in an overseas market or the listing of the listed securities, we cannot assure you that we are able to obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC government authorities, which may have a material adverse effect on our business, financial condition or results of operations. Uncertainties and/or negative publicity regarding these PRC regulations could have a material adverse effect on the trading price of our listed securities.

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

The M&A Rules adopted by six PRC regulatory agencies in 2006 and amended in 2009 and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Revised Anti-Monopoly Law promulgated by the SCNPC which became effective on August 1, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by anti-monopoly enforcement authority of the State Council before they can be completed. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring a transaction through a proxy or contractual control arrangement.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from anti-monopoly enforcement authority of the State Council, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our 2018 Incentive Plan and 2022 Incentive Plan participants or us to fines and other legal or administrative sanctions.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and the VIE and its subsidiaries. We may make loans to our PRC subsidiaries and the VIE and its subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises, or FIEs, under PRC law, are subject to applicable foreign exchange loan registrations. If we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, (a) in the event that the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration and other relevant rules applies, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches, or (b) in the event that the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, applies, the balance of such loans will be subject to the risk-weighted approach and the net asset limits and we will need to file the loans with the SAFE in its information system pursuant to applicable requirements and guidelines issued by the SAFE or its local branches. Pursuant to PBOC Notice No. 9, upon expiry of the one-year transition period commencing on January 11, 2017, the PBOC and the SAFE would determine the cross-border financing administration mechanism for the FIEs after evaluating the overall results of implementing PBOC Notice No.9. As of the date of this annual report, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. Currently, our wholly foreign-owned subsidiaries, Guangzhou Yatsen and Aoyan Shanghai Cosmetics Trading Co., Ltd., are subject to the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration, which means loans extended by our offshore entities to our wholly foreign-owned subsidiaries in China to finance their activities may not exceed the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. However, it is uncertain what mechanism will be adopted by the PBOC and the SAFE in the future and what statutory limits will be imposed on loans provided by an offshore entity like our Company to its PRC subsidiaries.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the relevant government authorities have the discretion over the interpretation and implementation of the SAFE Circular 28, it is unclear how SAFE and competent banks will carry this out in practice.

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

Pursuant to NYSE Rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 within the applicable cure period following receipt of the notification. The company can regain compliance at any time during the cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. In addition, we understand that the NYSE has a policy to suspend trading immediately and commence delisting procedures if the market price of securities becomes “abnormally low.” We received a letter from the NYSE dated April 11, 2022 notifying us that (i) we are below NYSE compliance standards due to the trading price of our ADSs and (ii) the applicable cure period for us to regain compliance expires on October 11, 2022. We took various measures to resolve the non-compliance caused by adverse effects on the trading price of our ADSs and avoid any potential delisting, including monitoring the market conditions of our listed securities and implementing a share repurchase program. As a result, we have cured the deficiency within the prescribed cure period. On August 1, 2022, NYSE notified us that our company has regained compliance with the NYSE’s continued listing criterion of a minimum share price as set forth in Section 802.01C of the NYSE Listed Company Manual. However, we cannot assure you that we will stay compliant with these NYSE listing rules at all times going forward. There can be no assurance that our ADSs will be eligible for trading on any such alternative exchanges or markets in the United States. If our ADSs are delisted from the NYSE, the liquidity and value of an investment in our ADSs will be materially and adversely affected.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. We and certain of our current and former directors or officers, our authorized U.S. representative, a shareholder, and our November 2020 IPO underwriters have been named as defendants in a putative shareholder class action, which has yet to be resolved. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We are currently unable to estimate the outcome of this lawsuit or any possible loss or range of loss, if any, associated with the resolution thereof. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle such lawsuits on unfavorable terms. We may continue to be subject to lawsuits from time to time in the future, including but not limited to putative class action lawsuits brought by shareholders. The existence of such cases and any potential adverse outcome of these cases, including any plaintiff’s appeal of a judgment, could have a material adverse effect on our business, reputation, financial condition, results of operations, cash flows as well as the trading price of our ADSs. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. Resolution of these matters may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Mr. Jinfeng Huang, our founder, chairman of the board of directors and chief executive officer, beneficially owned all of our Class B ordinary shares as of February 28, 2023. These Class B ordinary shares constitute 24.7% of our total issued and outstanding share capital and 86.8% of the aggregate voting power of our total issued and outstanding share capital as of February 28, 2023 due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

On November 17, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$100.0 million of our ordinary shares (including in the form of ADSs) over the following 24 months through November 16, 2023. On August 26, 2022, our board of directors authorized a change to the term and size of the share repurchase program, increasing the aggregate value of shares that may be repurchased under the share repurchase program from US$100.0 million to US$150.0 million and extending the effective term of the share repurchase program through August 25, 2024. The share repurchase program, authorized by our board of directors, does not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs. The share repurchase program could affect the price of our ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our ADSs. We had accumulatively repurchased approximately US$3.5 million of ADSs in 2021 and approximately US$96.5 million of ADSs in 2022. Our board of directors will review the share repurchase program periodically, and may authorize further adjustment of its terms and size.

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

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. Section 303A.01 of the NYSE Listed Company Manual requires a listed company to have a majority of independent directors. Section 302.00 of the NYSE Listed Company Manual requires a listed company to hold an annual shareholders’ meeting during each fiscal year. Section 303A.08 requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, subject to limited exemptions. Section 303A.09 requires that listed companies must adopt and disclose corporate governance guidelines. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2022, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the “asset test.” Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated financial statements. Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2022 and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) will generally be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or Class A ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

We have been named as a defendant in a putative shareholder class action lawsuit in the United States, and we may continue to subject to lawsuits from time to time in the future, including but not limited to putative class action lawsuits brought by shareholders. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. There can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future.

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

In June 2019, in connection with the acquisition of Little Ondine, we acquired the control of Aoyan Shanghai Cosmetics Trading Co., Ltd., a PRC company that owned Little Ondine, through a series of contractual arrangements. Through a series of corporate restructurings in July 2020, we acquired 100% of the equity interest of Aoyan Shanghai Cosmetics Trading Co., Ltd. and continue to manage the operations of Little Ondine.

In October 2020, we acquired Galénic, an iconic premium skincare brand, from Pierre Fabre Dermo Cosmetics Laboratory, one of the largest dermatology and skincare group in Europe.

In January 2021, we acquired the mainland China business of DR.WU, a professional skincare brand developed by renowned dermatologists. In March 2021, we acquired Eve Lom, a prestige skincare brand from Manzanita Capital. In October 2021, we acquired EANTiM, a professional-channel skincare and haircare brand.

In May 2022, we issued our first Environmental, Social and Governance (ESG) Report, which details our strategic ESG initiatives to develop a long-term, sustainable and environmentally-friendly business, and reviews achievements made during the 2021 fiscal year. In December 2022, our ESG rating was upgraded to A by one of the world’s largest providers of ESG indexes, MSCI. This rating represents an internationally recognized leading level.

Our principal executive offices are located at Building No. 35, Art Port International Creation Center, No. 2519 East Xingang East Road, Haizhu District, Guangzhou 510330, People’s Republic of China. Our telephone number at this address is +86 20 3837-3543. Our registered office in the Cayman Islands is located at c/o Office of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.yatsenglobal.com. The information contained on SEC’s website or our website is not a part of this annual report.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Material Cash Requirements” for a discussion of our capital expenditures.

B.
Business Overview

Yatsen is a leading China-based beauty group with the mission of creating an exciting new journey of beauty discovery for consumers around the world. Founded in 2016, we have launched and acquired numerous Color Cosmetics Brands and Skincare Brands including Perfect Diary, Little Ondine, Abby’s Choice, Galénic, DR.WU (its mainland China business), Eve Lom, Pink Bear and EANTiM. Our flagship brand, Perfect Diary, is one of the leading color cosmetics brands in China in terms of retail sales value. Yatsen primarily reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

The beauty industry in China is evolving rapidly. For many Chinese beauty consumers, massive e-commerce platforms have become default shopping destinations. More recently, dynamic social and content platforms play an expanded role in consumers’ discovery and purchase of beauty products. At the same time, domestic Chinese beauty brands have made significant progress in upgrading their product quality, R&D capability and in-house or outsourced manufacturing capabilities, by partnering with technologically advanced ODM/OEM and packaging supply partners who have extensive experience working with large international beauty brands. In addition to these trends, Chinese consumers, particularly those in the Gen-Z and Millennial demographics, prefer brands that offer personalized products and represent strong local Chinese identities.

As a result, we were able to create and operate a group of distinctive beauty brands, reimagined from the ground up, which partners with these marketing channels, supply chain players and research institutes in a more integrated and unique way and provides young consumers with a superior experience and an engaging new journey of beauty discovery.

To replicate the success of Perfect Diary, we have expanded our brand portfolio to cover additional beauty product categories, consumer demographics, and price points. At the end of October 2020, we consummated the acquisition of Galénic, an iconic premium skincare brand, from Pierre Fabre, a French pharmaceutical and dermo-cosmetics group. Galénic was introduced in France and other European markets in the late 1970s by Mr. Pierre Fabre, a renowned French pharmacist who invented and expanded the dermo-cosmetics category worldwide. Throughout 2021 and 2022, we supported the growth of the brand in China and Europe by capitalizing on its French identity and partnering with Pierre Fabre to develop and launch new products.

In January 2021, we acquired the mainland China business of DR.WU, a dermatological skincare brand. Leveraging its brand equity, proven products and formulations, coupled with our DTC model and platform capabilities, we achieved significant sales growth over the past two year. In March 2021, we acquired Eve Lom, a prestige skincare brand from Manzanita Capital. Eve Lom combines high quality natural ingredients with the latest scientific innovations to create a radiance effect on the skin. In March 2021, we also launched the Pink Bear brand targeting teens and price-sensitive young adults in the lower mass color cosmetics market.

In October 2021, we acquired EANTiM, a professional-channel skincare brand. Founded in 2018 by a team with extensive background in the pharmaceutical skincare and haircare sectors, EANTiM develops products focused on improving skin health via the emerging field of microbiome.

As the zero-COVID policy continued to negatively impact consumer sentiment and demand for social gatherings, the color cosmetics market faced prolonged headwinds, with our Color Cosmetics Brands and offline stores experiencing challenges in such an environment. As a result, at the beginning of 2022, we launched our five-year strategic transformation plan with the goal of fostering a portfolio of strong brands with highly differentiated, effective products to drive sustainable growth. Key business initiatives under the plan focus on (i) balancing the revenue mix to support the growth of our Skincare Brands, fine-tuning the channel and product mix of our Color Cosmetics Brands, and investing in R&D to build up a robust new product pipeline; and (ii) cost cutting, which is expected to be achieved by the implementation of stricter pricing and discount policies, the closure of underperforming offline stores, and the optimization of operating efficiencies.

Despite the challenges in 2022, our strategic transformation plan proved to be effective and played out in line with our expectations. We have focused on building brand equity, an effort backed by our investment in branding and R&D, as well as improving profitability throughout the year. Specifically, as we accomplished major milestones in growing revenue contribution from our Skincare Brands from 14.6% in 2021 to 33.5% in 2022, we also improved our gross margin from 66.8% in 2021 to 68.0% in 2022, and our net loss margin from 26.5% in 2021 to 22.2% in 2022. Besides, we recorded positive cash flows from operating activities of RMB136.2 million (US$19.7 million) for the fiscal year ended December 31, 2022, as compared with negative cash flows from operating activities of RMB1.02 billion for the fiscal year ended December 31, 2021. We expect to continue executing our new five-year strategic plan with a focus on building a vital and sustainable brand portfolio and capitalizing on rising opportunities as the consumer industry recovers.

Our Diverse Brand Portfolio
Color Cosmetics Brands

Our Color Cosmetics Brands consist of Perfect Diary, Little Ondine and Pink Bear and other color cosmetics brands, which offer a broad range of color cosmetics products, including eye, face and lip products to provide our customers a full-spectrum of beauty experience. In 2020, 2021 and 2022, we generated net revenues of RMB4.92 billion, RMB4.87 billion and RMB2.42 billion (US$350.2 million) from the sales of products under our Color Cosmetics Brands, respectively, representing 94.0%, 83.4% and 65.2% of our net revenues in 2020, 2021 and 2022, respectively.

Perfect Diary

Perfect Diary is our first and largest brand. We launched Perfect Diary in 2017 to provide high-quality and innovative color cosmetics with exquisite designs targeting Gen-Z. With a broad and growing portfolio of products that spans the color cosmetics, skincare, beauty tools and kits categories, Perfect Diary offers comprehensive beauty solutions at a mass-market price point.

Little Ondine

Little Ondine was founded in 2013. Little Ondine initially gained popularity with its odorless, non-toxic, easy peel-off and fashionable nail polish. We acquired Little Ondine in 2019 and have since expanded its product variety and offerings. Little Ondine now features trend-setting and functional eye, face and lip makeup products, such as eyeliner, mascara, contour palette, and eyebrow liners. Little Ondine’s loyal customers mainly include women between the ages of 20 to 29 in Tier 1 and Tier 2 cities who are more willing to purchase products at higher price points.

Pink Bear

Pink Bear is a color cosmetic brand we launched in March 2021 to target the teenage and young adult customer base. Employing a “young girl” style and brand identity, the brand is intended to provide high value-for-money products at a lower mass-market price point, with a focus on the lip gloss product category. Pink Bear was embraced by customers and recognized by the industry only two years after its launch, awarded the Beauty Industry Super New Brand by Tmall.

Skincare Brands

Our Skincare Brands include DR.WU (mainland China business), Galénic, Eve Lom, Abby’s Choice, and other skincare brands, which offer products featuring high-quality formulas, ingredients and packaging. In 2020, 2021 and 2022, we generated net revenues of RMB200.8 million, RMB855.2 million and RMB1.24 billion (US$180.0 million) from the sales of products under our Skincare Brands, respectively, representing 3.8%, 14.6% and 33.5% of our net revenues in 2020, 2021 and 2022, respectively.

DR.WU (mainland China business)

Founded in 2003, DR.WU is a professional skincare brand developed by renowned dermatologist, Dr. Ying-Chin Wu. DR.WU created a technologically-advanced skincare line of hypoallergenic and highly efficacious products, leveraging 50 years of experience in dermatology and extensive research on skin immunology and laser treatment as well as a team of seasoned dermatologists. DR.WU’s products have received numerous awards and recognition from beauty media and platforms. We completed the acquisition of DR.WU’s mainland China business in January 2021. Post-closing, we re-launched the DR.WU brand in mainland China market by simplifying the product line-up to the core Mandelik Acid serum series. We also re-positioned the brand as a professional dermatologist-grade skincare brand offering highly efficacious solutions for acne-related skin problems, making tremendous efforts across research and development, product innovation and brand building.

Galénic

Originated in France, Galénic was founded in 1978 by Mr. Pierre Fabre, a well-known pharmacist, botanist and the inventor of dermo-cosmetics, with the aim of offering women high-end dermo-cosmetics with proprietary formulation and highly demonstratable effectiveness. Galénic is Yatsen’s first premium skincare brand which we acquired from the Pierre Fabre group, one of the largest pharmaceutical and demo-cosmetic group in Europe. With its R&D expertise and strong roots in France, Galénic’s products are known for their scientific formula which are derived from precious plant essence and ingredients to create effective skincare solutions, as well as for offering elegant skincare experiences for women. As part of the acquisition of Galénic, we established a long-term R&D and product innovations collaboration with Pierre Fabre to support the Galénic brand going forward. Today, Galénic’s products are sold in Europe and Asia.

In 2021, we launched Galénic in China and embarked on a number of marketing initiatives to increase brand awareness of Galénic among Chinese consumers. Galénic’s N°1 Poudre Vitamine C Pure Eclaircissante, which features facial serums with highly-concentrated, 20% Vitamin C extract designed to reduce dark spots and brighten the skin, won numerous recognitions from industry publications such as Elle and Bazaar since its launch.

Eve Lom

Eve Lom is a prestige skincare brand founded in 1985 by the renowned facialist Eve Lom. Eve Lom’s eponymous skincare collection has won numerous awards, with products featuring high-quality natural ingredients which create a luxurious and efficacious skincare experience. Eve Lom is sold through a global distribution network with notable strength in Asian markets. With its e-commerce channels, the brand has built a large following worldwide. We acquired Eve Lom in March 2021 from Manzanita Capital, which retains a minority stake in the business and continues to serve as a strategic partner to Yatsen. Post-closing, we increased the investment of resources in Eve Lom’s China operations and initiated a series of marketing events.

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

EANTiM

EANTiM is a professional-channel skincare and haircare brand focused on developing products to improve skin health via the emerging field of microbiome. EANTiM was founded in 2018 by a management team with extensive background in pharmaceutical research and functional skincare.

Our Wide Selection of High-Quality and Memorable Products
Color Cosmetics Products

We offer a wide range of color cosmetics products featuring lip, eye, and face. To attract customers who consistently return for the latest looks, we frequently introduce experimental shades for creating bold ensembles and incorporate innovative themes into our makeup. Our most popular color cosmetics products include the iconic Perfect Diary ReadMe Lip Gloss and the Perfect Diary Explorer Eyeshadow Palettes. In 2022, we also launched the Perfect Diary Translucent Blurring Loose Powder, an upgrade that added additional anti-dullness efficacy to the original SmartLOCK™ technology featured in the first generation of Pearl Loose Powder. This product was the winner of the Loose Powder of the Year awarded by COSMO.

Little Ondine and Pink Bear gained popularity among young generation with their eye-catching makeup products as well. Throughout 2022, Little Ondine’s Sculpture Contour and Highlight Palette appeared on the Marie Claire brand list, while Pink Bear also launched a series of new products including the Matte Lip Mud in collaboration with My Melody.

Skincare Products

In 2020, we launched Abby’s Choice, a brand specifically featuring effective skincare products. In the same year, we acquired Galénic, a premium cosmeceutical skincare brand that originated in France in 1978. In January 2021, we acquired the mainland China business of DR.WU, a dermatologist-developed, hypoallergenic and highly efficacious brand founded in 2003. In March 2021, we acquired the skincare brand Eve Lom, a prestige skincare brand with a portfolio of luxurious and effective products, many of which are award-winning. In October 2021, we completed the acquisition of EANTiM, a professional-channel skincare and haircare brand focused on developing products to improve skin health via the emerging field of microbiome.

Our assortment of skincare products includes face serums, face creams, eye creams, masks, toners, makeup removers, cleansers, ampoules, and anti-acne patches. Our most popular skincare products include: (i) Galénic N°1 Poudre Vitamine C Pure Eclaircissante serum, featuring highly-concentrated, 20% Vitamin C extract designed for dark spot reductions and skin brightening applications, a core technology that was published in the Journal of Cosmetics, Dermatological Sciences and Applications in March 2022, (ii) DR.WU Intensive Renewal Serum with Mandelic Acid, which was the top-selling product in both Tmall’s acne treatment category and Douyin’s domestic serum category by sales during the Single’s Day event in 2022, and (iii) Eve Lom Cleanser, our iconic cleanser balm that cleanses, hydrates, tones, removes makeup, and exfoliates skin. Deeply embraced by those who believe the first step to radiant skin is the perfect cleanse, Eve Lom’s Cleanser ranked first among high-end cleanser products by sales on Tmall during the Singles’ Day event in 2022.

Other Products

Our product portfolio also includes categories such as beauty tools and kits, sun screen, colored contact lenses and beauty devices. We offer a variety of products to complement our customers’ beauty routine.

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

Our customers are primarily located in cities all across China. We are expecting to maintain and expand our customer base in terms of geographical locations and age groups. In addition, we will continue to support our acquired brands Galénic and Eve Lom to expand their respective customer base in the international market while enhancing their presence in China, as applicable.

Our Product Development Process

Benefiting from our large customer base and deep consumer insights gathered through data analysis and frequent surveys, our team is able to constantly monitor customer behavior to develop insights into trends and customer needs and then to originate, develop and deliver products that address those needs. We frequently test the popularity of new concepts and adjust our designs based on further customer surveys and feedback. We engage in discussion with customers directly to develop ideas for new products and are able to launch products with concepts that target the specific niche that appeals most to our customers. Our customers frequently participate as part of the product development process, and know that their feedback is valuable and impacts our brand.

Our dedicated creativity team has a wealth of experience in the beauty, luxury, fashion, art, digital technology and other industries both domestically and globally. This team mainly drives our product creativity and focus on the originality and creativity of product concepts. Our product development approach is customer-centric and data-driven.

Our Research and Development Capabilities

Our dedicated R&D team works closely with our product development and marketing teams to create and improve our formulas. Our R&D team has extensive work experience with established beauty brands and have expertise in biology, chemistry or biochemistry. As of December 31, 2022, we have registered a total of 174 patents, including 5 utility model patents, 82 design patents and 43 invention patents (some of which are in the process of being transferred to us), in addition to 44 patents currently pending approval worldwide. In 2020, 2021 and 2022, our R&D expenses totaled RMB66.5 million, RMB142.1 million and RMB126.9 million (US$18.4 million), representing 1.3%, 2.4% and 3.4% of our net revenues, respectively. As an organization, we will continue to invest in our R&D capabilities, with a focus on developing active ingredients and efficacious formulations as well as discovering cutting-edge innovations from biomedical and biotechnology fields with applications in color cosmetics and skincare in China.

Our R&D Facilities

We continued to expand our R&D capabilities in 2022. We currently operate a 1,896-square-meter R&D Center located in Guangzhou, China, and a 3,819-square-meter R&D center located in Shanghai, China. Our R&D team have developed full spectrum capabilities including fundamental research, ingredient quality testing, formula development, efficacy evaluation, sensory evaluation, safety evaluation and logistics support. We have also started the construction of a large-scale manufacturing hub and R&D facility with Cosmax in Guangzhou in March 2021. The facility is expected to feature best-in-class equipment for R&D when completed and put in use, the completion of which is expected to be in 2023. We also operate a laboratory in France for the Galénic brand comprising approximately 650 square meters, which officially opened in February 2023.

In June 2022, our R&D Center in Guangzhou was certified by the China National Accreditation Service for Conformity Assessment. This certification demonstrates our technical capability in providing testing in accordance with internationally recognized standards. Tests conducted at our R&D Center are authoritative and credible among institutions with mutual recognition agreement across over 70 countries or regions.

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

In June 2021, we launched Perfect Diary Pearl Loose Powder which features the proprietary SmartLOCKTM technology which we co-developed with the Chinese Academy of Science. SmartLOCKTM was designed to absorb excess oil from the skin without affecting the effect of makeup. Other notable technologies developed with significant contribution from our R&D team in 2021 include the nano-targeting delivery system used in DR.WU’s new Mandelik Multiple Acid Renewal Mask, as well as the patented anti-skin darkening technology deployed in Little Ondine’s long-wear foundation product.

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

In addition, we established an Innovative Skincare Laboratory with Ruijin Hospital’s dermatological department and formed a R&D partnership with Sun Yat-sen University in October 2021. Ruijin Hospital, part of Shanghai Jiaotong University’s School of Medicine, is a Grade III Level General Hospital with an illustrious history. Its dermatological department has a nationally renowned national-grade clinic specializing in the diagnosis and treatment of refractory skin diseases. Sun Yat-sen University is also a nationally renowned academic research institution in China. Supported by both institutions’ expertise in dermatology, our partnerships focus on discovering new active ingredients, formulations and advanced applications to address skin issues for Chinese consumers. Our partnership with Sun Yat-sen University reached a new level in November 2022 when we announced the launch of our joint laboratory and released the latest results of the Chinese Skin Aging Research Platform at the 5th China International Import Expo.

Aside from the aforementioned parties, our R&D team also works extensively with global leading R&D teams of ODM/OEM and packaging supply partners, including Cosmax, Intercos, Kolmar, Sensient Technologies and Naolys, to develop new formulations. Through our acquisition of Galénic, we have established a long-term collaboration with Pierre Fabre, a France-based pharmaceutical and dermo-cosmetics company, in the areas of research and development and product innovations for the Galénic brand. As part of our acquisition of DR.WU’s business in mainland China, we also established a long-term R&D collaboration with DR.WU to continue to support new product development and skincare research going forward. We will continue to strengthen our R&D capabilities by establishing new partnerships with leading global R&D institutions.

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

Cost-effective Self-owned Marketing Engine

There were, in aggregate, over 80 million followers across the various official accounts we own and operate on the various e-commerce and social media platforms as of March 31, 2023. Leveraging our large base of followers, we can quickly advertise to numerous customers with negligible marketing costs through posting advertisements and promotions on our official accounts.

Powerful and Pioneering KOL Marketing Capability

We have become one of the first beauty companies in China to systematically utilize KOLs on a large scale, leveraging a network of KOLs and celebrities across multiple e-commerce social platforms. We primarily work with KOLs directly rather than through intermediaries, which is a characteristic of our “direct-to-KOL” social marketing model.

Innovative IP-based Marketing

Through collaborative partnerships with other IP and brand owners, we have leveraged famous IP to help introduce certain of our unique products to new customers who may be more familiar with the IP but have not previously purchased our products. Such collaborative partnerships also allow us to generate additional engagement from our existing customer base. We have established a track record of infusing our products with popular IPs, creating successful, viral social media campaigns and top-selling products. We have successfully partnered with a number of IPs, such as the Metropolitan Museum of Art, The British Museum, Disney, Sponge Bob Square Pants, Sanrio, Honour of Kings, Shanghai Fashion Week, Betty Boop and McDull to launch a range of products that further expand our customer base.

Differentiated Celebrity Marketing Targeting Gen-Z

We partner with new generations of artists and content producers, including producers of popular reality shows, who are highly popular among Gen-Z and incubate new generations of celebrities through multiple rounds of competition involving votes from millions of viewers. We have engaged some of these emerging celebrities as our brand ambassadors, including Xun Zhou, Haoran Liu and Lusi Zhao, each of them with millions of followers on their official Weibo accounts, and created interactive content and gift kits that appealed to the fans of such brand ambassadors to enhance our brand awareness by and connection with Gen-Z.

Our Seamless and Engaging Omni-channel Shopping Experience
Online Channels

We entered JD.com in April 2017, Tmall in August 2017, RED’s e-commerce channel in September 2017, Vipshop in April 2018 and commenced operating company channels on Weixin in 2018. We also entered Pinduoduo, Douyin and Kuaishou’s e-commerce channels in 2019 and Dewu in 2021. Today, our products are available across all major e-commerce platforms in China. Our ability to directly engage our customers across multiple channels differentiates us from traditional mass market brands, which typically focus on offline distribution and often through third-party retailers.

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

Social platforms, such as Weixin official accounts and Xiaowanzi Weixin Shop, play an important role in our sales and marketing strategy. Our Xiaowanzi Weixin Shop, Weixin official accounts and Weixin groups hosted by dedicated beauty advisors operate as our interface to directly engage with customers, build brand loyalty and influence purchasing decisions, offering an integrated customer engagement and shopping experience. We have direct control over the quality of customer engagement via the Xiaowanzi Weixin Shop, as our technology engineers are fully responsible for its content development and user interface Featuring rich content, a seamless ordering experience, an interactive membership program and personalized offerings, Xiaowanzi Weixin Shop is a meaningful part of the seamless omni-channel shopping experience we are offering.

Experience Stores

Empowered by our data and technology capabilities, our offline experience store network provides customers with seamless omni-channel shopping experiences and completes their journey of beauty discovery. As of December 31, 2022, we operated a total of 164 stores, compared to 294 stores as of December 31, 2021, as a result of an adjustment to our offline footprint amidst the impact of COVID-19.

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

Our current experience stores are located in shopping malls across first-tier and lower-tier cities in China based on our big data analysis of the geographical locations of our targeted customers.

World-class Supply Chain

Our world-class supply chain capability is vital to our fast-growing business. We closely collaborate with a network of top-class ODM/OEM and packaging supply partners to produce our products, such as, Cosmax, Intercos, Shanghai Zhenchen, HCP and Qiaxing. Most of the original ODM/OEM and packaging supply partners we work with are located in China, while we also collaborated with top-class suppliers overseas that serve our global premium and luxury beauty brands. The large scale of our business allows us to establish more favorable contract terms with manufacturers and produce high-quality products at a competitive cost. Meanwhile, our cooperation with these ODM/OEM and packaging supply partners enable us to use formulation packaging materials that reflect the latest technological trends and advancements.

In order to leverage the scale effect and further strengthen product quality, we plan to also engage directly in the manufacturing of our products either through direct investment or joint venture. For example, we are in the process of building a manufacturing hub in Guangzhou through a joint venture with Cosmax, equipped with best-in-class R&D capabilities. We currently expect the new hub to start production in 2023. Upon completion, we expect the manufacturing and R&D facility to be one of the largest and most technologically advanced cosmetics manufacturing bases of its kind in China.

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

Fulfilment and Logistics

Our fulfilment team ensures orders are quickly, efficiently and accurately processed, packed, shipped and delivered to customers. In addition to our operated 26,828-square-meter warehouse, we also collaborate with multiple third-party warehouse companies and leverage their warehouse and geographical coverage. As of December 31, 2022, we fulfill through a total of fourteen warehouses in four cities in China and two cities overseas. For logistics, we work closely with major third-party logistics companies such as SF Express to fulfill shipments to our customers.

With the assistance of third-party logistics companies and the wide geographic distribution of our warehouses, our proprietary inventory tracking system enables our customers to receive real-time updates regarding the status of their orders. We are continuously improving our fulfilment and logistics system to provide speedy delivery to our customers.

Data and Technology
Strong In-house Technology Team

Our business model is enabled by our technology and data. Our in-house team of engineers dedicated to technology, data and related functions develop and support the software and analytics on which our platform operates. Many of our engineers have more than five years of coding experience in leading technology companies in China and around the world, having performed a variety of roles including product managers, user interface (UI) designers, front end and back end developers, testers, data analysts and architects. The team has developed a series of in-house systems across the value chain, including Supplier Relationship Management (SRM), Office Automation (OA), KOL Management System, Product Management System, Ecommerce Store (Xiaowanzi Weixin Shop), and Real-time Big Data Platform.

Cutting-edge Technologies Empowered by World-class Partners

To build direct connections with our customers, we built a flexible and adaptable technology infrastructure with world-class partners. We collaborated with top experts at Alibaba and Ali Cloud to build a technology platform that can support many concurrent transactions. Meanwhile, to further optimize the computational power of our servers on Ali Cloud, we have deployed flexible container instance technologies based on Kubernetes, enabling us to scale up to ten times the number of container instances in ten minutes. Leveraging the e-commerce experiences of Alibaba and technological leadership of Ali Cloud, our technology team is able to master and rapidly apply various cutting-edge technologies to support massive concurrent queries and transactions.

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

Trademark and Intellectual Property

Our most valuable intellectual property is our brand names, including Perfect Diary, Little Ondine, Abby’s Choice, Galénic, DR.WU, Eve Lom, Pink Bear and EANTiM. We have registered 1,904 trademarks in China and 1,860 trademarks outside China as of December 31, 2022 to protect our brand names. The design of the packaging of our products is an important element of the enhancement of our brand image. Therefore, where possible and economically reasonable, we have registered figurative trademarks in order to protect our original labels and design patents in respect of some of our packaging. As of December 31, 2022, we had registered a total of 174 patents, including 5 utility model patents, 82 design patents and 43 invention patents (some of which are in the process of being transferred to us), and we had submitted applications for 44 patents which are currently pending approval worldwide.

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

In 2021, we identified two top Corporate Social Responsibility (“CSR”) priorities for the Yatsen Group: (i) preservation of beauty in the natural environment, and (ii) the empowerment of women and feminine beauty in every aspect of life. To this end, we participated in SEE Foundation’s “Preserve China’s Beauty” campaign to protect the red-crowned crane in March 2021, which occurred at the same time as the launch of our Perfect Diary Red-crowned Crane Eyeshadow Palette product that month. In May 2022, we issued our first ESG Report, which details our strategic ESG initiatives to develop a long-term, sustainable and environmentally-friendly business, and reviews achievements made during the 2021 fiscal year. In December 2022, our ESG rating was upgraded to A by one of the world’s largest providers of ESG indexes, MSCI. This rating represents an internationally recognized leading level.

From a product standpoint, Galénic and Eve Lom use Forest Stewardship Council (“FSC”) certified paper to ensure that their paper source is compatible with environmental protection and sustainable social and economic development, facilitating biodiversity protection, as of the date of this annual report. The FSC-certified papers used in the carton packaging of some products of Abby’s Choice can be reused by customers as storage boxes. Our goal is to pass FSC certification for the logistics package cartons we use for all our brands by the end of 2023. At the same time, we plan to continue exploring the sustainable development model of the product packaging for Perfect Diary, Pink Bear and other brands, and reduce the use of cardboard boxes and tape in the transportation of products, so as to successfully realize product “slimming.”

Throughout 2022, we continued to explore the journey of beauty, focusing on discovering the beauty of women, protecting the beauty of nature, passing on the beauty of kindness, and striving to enable more people to enjoy beauty. We have made cash donations to the China Women’s Development Foundation over the past three years to provide job training, job placement and innovation support to women living in rural, high-poverty areas. In 2022, we launched a number of women’s empowerment projects, covering beauty skills training, job creation support, aesthetics education and other public welfare activities.

Furthermore, we attached great importance to the national higher education and scientific research to aid the healthy and rapid development of scientific research and personnel training in universities. In the beginning of 2023, we set up the “Sun Yat-sen University-Yatsen Holding Limited Research and Development Fund” along with the Sun Yat-sen University Education Development Foundation in Guangzhou, to support the university’s work in oceanography and Chinese-style modernization.

Insurance

We maintain a range of insurance coverage in relation to our business that is customary for our industry, including, without limitation, property damage, product liability insurance and carriage of goods insurance.

We have not made any material claims on any insurance policy maintained by us during the period beginning January 1, 2022 to the date of this annual report.

Seasonality

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we typically generate a substantial portion of our net revenues in the second and the fourth calendar quarters as a result of higher sales during series of shopping festivals across online e-commerce platforms, such as “618,” “Singles’ Day” and “Double Twelve.” Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Regulations

Most of our business is located in mainland China, and laws and regulations in mainland China are most relevant to our business. We also conduct limited import and export business in Hong Kong that are not material to our company as a whole. This section sets forth a summary of the most significant rules and regulations that affect our business activities in mainland China and Hong Kong.

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

Regulations Relating to Foreign Investment

The Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the 2021 Negative List, as promulgated on December 27, 2021 by the National Development and Reform Commission, or the NDRC, and the MOFCOM, and taking effect on January 1, 2022, and the Encouraged Industry Catalogue for Foreign Investment (2022 Version), as promulgated by the NDRC and the MOFCOM on October 26, 2022 and became effective on January 1, 2023. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. According to the 2021 Negative List, foreign equity ownership in any given value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

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

Announcement of the Ministry of Commerce 2019 No.62-Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by MOFCOM on December 31, 2019 and Circular of the State Administration for Market Regulation on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the Foreign Investment Law promulgated by SAMR on December 28, 2019 further refine the related rules.

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

Regulations Relating to Value-Added Telecommunications Services
Foreign investment in value-added telecommunications

Foreign direct investment in telecommunications companies in China is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001, and amended on September 10, 2008, February 6, 2016, and May 1, 2022, respectively. The FITE Regulation provides that a foreign-invested telecommunications enterprise in the PRC, or the FITE, must be established as a sino-foreign equity joint venture for operations in the PRC except as otherwise provided by the authority. Under the FITE Regulation and in accordance with WTO-related agreements, the foreign party investing in a FITE engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE. In addition, the major foreign party as the shareholder of the FITE must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. The FITE that meets these requirements must obtain approvals from the MIIT, and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of the FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the current effective Catalogue of Telecommunications Services, or the Telecom Catalog.

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

Due to a lack of interpretive materials from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies, including limitations on our ability to own key assets.” In order to comply with PRC regulatory requirements, we operate a portion of our business through the VIE, with which we have contractual relationships but in which we do not have direct ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the PRC internet sector, we could be subject to severe penalties.

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

On August 31, 2018, the SCNPC promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which became effective on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s e-commerce business and clarified the obligations of the e-commerce business operators and the possible legal consequences if e-commerce business operators are found to be in violation of legal obligations. For example, pursuant to the E-Commerce Law, the e-commerce business operators shall disclose information about goods or services provided comprehensively, truthfully, accurately and promptly in order to protect the consumers’ rights to know and rights to choose. The e-commerce business operators shall not fabricate transactions or users’ comments to conduct false or misleading business promotions so as to defraud or mislead consumers. Violation of the provisions of the E-Commerce Law may result in being ordered to make corrections within a prescribed period of time, confiscation of illegally obtained gains, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities.

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

Regulations Relating to Food Business

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. The Food Safety Law of the PRC, which took effect from June 1, 2009 and was amended by the SCNPC on April 24, 2015, December 29, 2018 and April 29, 2021, respectively, and the Implementation Regulations of the Food Safety Law of the PRC, which took effect from July 20, 2009 and were amended by the State Council on February 6, 2016 and on October 11, 2019, respectively, set up a system for the supervision and administration of food safety and stipulate food safety standards. The State Council implements a licensing system for food production and transaction. To engage in food production, sale or catering services, the business operator shall obtain a license in accordance with the laws. Furthermore, the State Council implements strict supervision and administration for special categories of foods such as healthcare foods, and formula foods for special medical purposes. Pursuant to the aforementioned laws and regulations, third-party platform providers of online transactions of food shall conduct real name registration for participating food business operators, and specify their food safety management responsibilities, and examine their licenses if such licenses are required in accordance with the relevant laws and regulations. Upon discovery of any violation by participating food business operators, third-party platform providers for online food transactions shall promptly suspend the business of the offender and forthwith report to the food safety supervision and administration department. Upon discovery of a serious illegal act, the third-party platform provider shall forthwith stop providing online trading platform service.

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

Regulations Relating to Import and Export Goods

Pursuant to the Customs Law of the PRC, promulgated by the SCNPC on January 22, 1987 and amended on July 8, 2000, June 29, 2013, December 28, 2013, November 7, 2016, November 4, 2017 and April 29, 2021 respectively, unless otherwise stipulated, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the Customs. The consignees and consignors for import or export of goods and the customs brokers engaged in customs declaration shall register with the Customs in accordance with relevant laws.

Pursuant to the Provisions of the People’s Republic of China on the Administration of Recordation of Customs Declaration Entities, promulgated by the General Administration of Customs on November 19, 2021. The customs declaration entities include the consignee or consignor of imported or exported goods and the customs declaration enterprise, as being filed with the customs. In the event the consignee or consignor of imported or exported goods or a customs declaration enterprise applies for recordation, it shall obtain the qualification of market entities; particularly where the consignee or consignor of imported or exported goods applies for recordation, it shall be filed as a foreign trade business.

In addition, the Foreign Trade Law of the PRC which was promulgated by the SCNPC on May 12, 1994 and last amended on December 30, 2022, and the Measures for the Record Filing and Registration of Foreign Trade Business Operators, which was promulgated by the MOFCOM on June 25, 2004 and last amended on May 10, 2021, require any foreign trade business operator that is engaged in the import and export of goods or technology shall be registered for archival purposes with the administrative department of foreign trade of the State Council or the institution entrusted thereby, unless it is otherwise provided for by any law, administrative regulation or the foreign trade department of the State Council. The specific measures for archival registration shall be formulated by the foreign trade department of the State Council. Where any foreign trade business operator that fails to file for record and registration according to relevant provisions, the customs may not handle the procedures of customs declarations and release of the import or export goods.

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

Regulations Relating to Advertising

In 1994, the SCNPC promulgated the Advertising Law of the PRC, or the Advertising Law, which was recently amended on April 29, 2021 and became effective on the same date. The Advertising Law regulates commercial advertising activities in the PRC and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorsers, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine, the business license of such advertiser may be revoked, and the relevant authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked

The Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, which would regulate the internet-based advertising activities were adopted by the SAMR on February 25, 2023 and will become effective on May 1, 2023 to replace The Interim Measures for the Administration of Internet Advertising. According to the Internet Advertising Measures, internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be identifiable so that viewers can identify them as advertisements. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. The Internet Advertising Measures prohibit inducing users to click advertising links or content by the following deceptive or misleading means: (i) using fake system or fake alarms on system updates, system errors, clearances, notices and so on, (ii) using fake symbols for playing content, start, pause, return or so on, (iii) using deceptive promises relating to awards, or (iv) using other means to induce users to click on the content of advertisements. In addition, advertisements for cosmetic products are prohibited from publishing on any internet medium targeting minors.

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

After obtaining a construction work planning permit, a construction enterprise must apply for a construction work commencement permit from the housing and urban-rural development administrative department of a local people’s government at or above the county level or above pursuant to the Administrative Provisions on Construction Permit of Construction Projects, or the Construction Measures, promulgated by the Ministry of Construction (the predecessor of the MOHURD) on October 15, 1999, and as most recently amended on March 30, 2021.

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

Under the Construction Measures, construction and decoration of all kinds of buildings and ancillary facilities shall apply for the permission before starting construction project unless the amount investment of the project less than RMB300,000 or the area of the construction project is less than 300 square meters (the administrative department of Housing and Urban-Rural development in provincial level may adjust the limitation capital based on the reality of different regions). Our office properties and one of our offline experience stores are over 300 square meters and the project amount of which are more than RMB300,000 thus shall apply for the construction permit. As of the date of this annual report, we have not obtained all such requisite permissions.

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

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the PRC, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010 and November 11, 2020, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products, and other intellectual achievements that meet the characteristics of works. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

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

Regulations Relating to Mergers and Acquisitions and Overseas Listing

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

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five relevant supporting guidelines, together referred to as the New Overseas Listing Rules, which became effective on March 31, 2023. Pursuant to the New Overseas Listing Rules, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in China and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year, any of which was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the New Overseas Listing Rules, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to complete the record-filing under the New Overseas Listing Rules may subject a PRC domestic company to warnings, orders of correction, or fines of RMB1 million to RMB10 million.

Regulations in Hong Kong

Under the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong), our Hong Kong subsidiaries are required to have business registration certificates to carry out business activities. Below is a summary of the most significant rules and regulations which are material to our limited business operations in Hong Kong.

Import and Export

The Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong) stipulates that all cargo which is imported or exported shall be recorded in a manifest which shall contain such particulars as the Commissioner of Customs and Excise may prescribe.

Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong) provides that every person who imports or exports any article other than an exempted article shall lodge an accurate and complete import or export declaration relating to such article using services provided by a specified body with the Commissioner of Customs and Excise within 14 days after the importation or exportation of the article. Our operations in Hong Kong involve import and export of products. Any person who fails or neglects to declare within 14 days after importation or exportation without reasonable excuse is liable to a fine of HK$1,000 upon summary conviction and HK$100 in respect of every day such declaration has not been lodged. Penalty of up to HK$200 shall also be payable for late lodgment of a declaration.

C.
Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and other entities that are material to our business, as of the date of this annual report:

Note:

(1)
Mr. Jinfeng Huang, our chief executive officer and controlling shareholder, holds 75.0% of equity interests in Huizhi Weimei. The remaining 25.0% of the equity interests in Huizhi Weimei are held by Huiyue (Guangzhou) Trading Limited Partnership, a limited partnership organized under the laws of the PRC whose general partner is Yuemei (Guangzhou) Trading Co., Ltd., a PRC company controlled by Mr. Jinfeng Huang.

Contractual Arrangements with the VIE and Its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Yatsen Holding Limited is an exempted company with limited liability incorporated in the Cayman Islands. Guangzhou Yatsen is our wholly owned PRC subsidiary. To comply with PRC laws and regulations, we conduct the business of online sales of cosmetics products and skincare products in China through Huizhi Weimei, the VIE in China, through a series of contractual arrangements by and among Guangzhou Yatsen, the VIE and its nominee shareholders. The VIE may need to obtain licenses that are otherwise not permitted or advisable to be held directly by our wholly foreign-owned subsidiaries, including the License for Online Transmission of Audio-visual Programs and the Permit for Production and Operation of Radio and Television Programs. Although our wholly foreign-owned subsidiaries produce a significant majority of our revenues and hold a significant majority of our operational assets, the VIE holds certain assets that may be critical to the operation of our business. Main assets held by the VIE and its subsidiaries include the majority of the social platforms and content offering platforms we operate such as Weixin public accounts and mini-programs, which are registered and held by the VIE and its subsidiaries, and the ICP License and the Permit for Production and Operation of Radio and Television Programs, which are critical to the online operation of our business.

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

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to or otherwise different from the above opinions of our

PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors-Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.
Property, Plants and Equipment

Our principal executive offices are located on leased premises comprising approximately 39,577 square meters in Guangzhou, China. We have one R&D center comprising approximately 1,896 square meters in Guangzhou, China. We also have facilities in Shanghai, China, including one office and one R&D Center, comprising approximately 6,273 square meters and 3,819 square meters respectively. Besides, we lease a warehouse located in Guangzhou comprising approximately 26,828 square meters. Our laboratory for the Galénic brand in France, comprising approximately 650 square meters, officially opened in February 2023 and is already put in use. All of our facilities are leased from independent third parties, and we plan to renew our lease as needed.

We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

Item 4A.
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

A.
Operating Results

Founded in 2016, we have launched and acquired several Color Cosmetics Brands and Skincare Brands, including Perfect Diary, Little Ondine, Abby’s Choice, Galénic, DR.WU (its mainland China business), Eve Lom, Pink Bear and EANTiM. We achieved success through our digitally native DTC business model that was new to China’s beauty industry. Through this model, we focus on deep customer engagement, innovative product development and personalized services.

We generate substantially all of our net revenues from the sale of beauty products under our own brands. We have developed a number of successful brands and products. Our most iconic, best-selling products include Perfect Diary ReadMe Lip Gloss, Galénic N°1 Poudre Vitamine C Pure Eclaircissante serum, DR.WU Intensive Renewal Serum with Mandelic Acid and Eve Lom Cleanser.

Through our DTC model, we gain insights through direct engagement with customers, which drives product development, content creation, and further improvement of our omni-channel customer experience. We have built core technology and data capabilities that power our business operations, including our marketing strategies, product development, supply chain management and customer service.

Our total net revenues increased from RMB5.23 billion in 2020 to RMB5.84 billion in 2021 and decreased to RMB3.71 billion (US$537.3 million) in 2022. We incurred a net loss of RMB2.69 billion in 2020, a net loss of RMB1.55 billion in 2021 and a net loss of RMB821.3 million (US$119.1 million) in 2022. Our net loss position in 2022 was mainly due to (i) the lingering impact of COVID-19 pandemic on our offline store sales, along with store-closure expenses and provision for underperforming offline stores, (ii) marketing and branding expenses for our brands, some of which are still in their early development stage, (iii) R&D, personnel and administrative expenses, and (iv) share-based compensation expenses recorded in accordance with U.S. GAAP.

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

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by certain company specific factors, including:

Our Ability to Develop and Launch New Products and Grow Our Brands

Our ability to successfully develop and launch new products and grow our new and existing brands is pivotal to our success. We have a track record of successfully launching new products, such as Perfect Diary Stiletto Lipstick, Perfect Diary ReadMe Lip Gloss and Perfect Diary Translucent Loose Powder, which were well received by consumers and became iconic to the Perfect Diary brand. We have also developed skincare products tailored to our customers’ needs, such as the DR.WU Triple Action Repair Serum, the Galénic Secret D’Excellence Snow Algie Serum, and the Eve Lom Radiance Repair Retinol Serum. As we have strategically expanded our business focus to the Skincare Brands, which typically feature higher gross margin as well as a higher level of customer loyalty as compared to Color Cosmetics Brands, we have recorded higher revenue contribution from Skincare Brands while maintaining and strengthening our existing competitive edge within the color cosmetics market.

In late 2020 we acquired Galénic, an iconic premium skincare brand, from Pierre Fabre, a French pharmaceutical and dermo-cosmetics group. We then acquired the mainland China business of DR.WU, a professional skincare brand, as well as Eve Lom, a United Kingdom-based prestige skincare brand in first quarter of 2021. In October 2021, we acquired EANTiM, a professional-channel skincare and haircare brand. After executing a transition and integration process, we re-introduced these brands in the mainland China market and achieved stellar growth, capitalizing on the strength of each brand’s strong product offering and brand positioning.

As a result, our Skincare Brands have grown rapidly over the past two years. In 2020, our net revenues generated by Skincare Brands totaled RMB200.8 million, representing 3.8% of total net revenues, driven by the launch of our first Skincare Brand, Abby’s Choice in June 2020, as well as the acquisition of Galénic in October 2020. In 2021, due to the addition of DR.WU (mainland China business), Eve Lom and EANTiM, our net revenues from Skincare Brands grew by 325.9% year-over-year to RMB855.2 million, representing 14.6% of total net revenues. In 2022, due to the strong brand positioning and product offerings of DR.WU (mainland China business), Galénic and Eve Lom, our net revenues from Skincare Brands grew by 45.2% year-over-year to RMB1.24 billion (US$180.0 million), representing 33.5% of total net revenues.

Utilizing data insights gained through our direct engagement with customers, we are able to develop new popular products more efficiently. Having a broad, attractive and updated product offerings for each of our skincare business and color cosmetics business helps to maintain the popularity of our brands, increases customer loyalty and encourages customer purchases. We expect to continue to develop and launch new products under each of our brands to respond to the latest industry trends and customer feedback. The success of new brand and product launches will impact the growth of our business, our ability to continue to attract and engage customers, and our short-term and long-term financial performance, including our net revenues and operating expenses, in particular marketing expenses associated with the launch and promotion of such new brands.

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

We generate net revenues through sales (i) directly to end customers through various DTC online channels as well as offline stores, and (ii) to e-commerce platforms and offline distributors who then sell to end customers. For the years ended December 31, 2020, 2021 and 2022, our net revenues generated through DTC channels as a percentage of total net revenues were 86.9%, 83.5% and 84.9%, respectively. Going forward, we will continue to diversify our sales channels, including content and livestreaming platforms such as Douyin and Kuaishou, e-commerce platforms such as Dewu, and third-party distributors as well as beauty-focused offline retail store.

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

Our Pricing Strategy and Ability to Maintain Optimal Gross Margins

Our results of operations depend on our ability to design our pricing strategy to both maintain attractiveness to customers and to gradually improve our gross margins as we continue to grow our business. Our product pricing strategy is driven by the introduction of new products, promotional events on e-commerce platforms, adoption of new ways of engaging and selling to consumers such as livestreaming, and the broader competitive landscape. In general, we strive to gradually improve our gross margin by introducing higher-margin new products and stricter discounts and promotions, despite facing heavy price competition in the market place. As a result of our integrated approach, our gross margin was 64.3%, 66.8% and 68.0% for the years ended December 31, 2020, 2021 and 2022, respectively. The continual improvement of our gross margin for the past three years is also the result of higher revenue contribution from our skincare products, which generally have higher gross margins compared to our color cosmetic products. We also intend to incrementally introduce more premium products under our Perfect Diary brand. We expect to gradually improve our gross margin over time as we continue to focus on improving product and channel mix, as well as implementing more disciplined pricing and discount policies.

Effectiveness of Our Marketing Strategies

Our results of operations also depend on our ability to attract and retain customers while maintaining reasonable marketing expenses. While we are a young company, we have been successful in building popular brands and marketing our products, by leveraging our core capabilities in social media and digital marketing as well as our diversified sales channels. We work with KOLs to market our products cost-effectively through our proprietary KOL management system, which allows us to predominantly work directly with these KOLs rather than through intermediaries. Our close cooperation with KOLs provides us with valuable insights into the impact these KOLs have on our targeted consumers, and helps us increase marketing efficiency and effectiveness. As the number of our followers continues to grow, we are able to engage in more cost-effective marketing through direct engagement with and marketing to this group of consumers who have previously bought our products or are interested in our products.

We have also leveraged our offline experience store network to increase our presence and to reach and serve our customers at different touchpoints. As of December 31, 2022, we operated 164 experience stores, compared with 294 stores as of December 31, 2021. The reduction was to adjust our offline footprint amidst the impact of COVID-19 while maintaining a certain number of stores. We believe that maintaining a certain number of experience stores enables us to drive stronger engagement with our customers by providing a physical space to sample our products and engage with our brands.

Our selling and marketing expenses have been and will continue to be affected by the number of new product launches, spending on performance-based marketing on our e-commerce channels, branding and promotional activities to support the growth of our new and existing brands, and expenses related to our offline stores. Through our data insights, we also monitor our return on investment (“ROI”) across our various marketing and distribution channels and adjust our marketing spending and strategy accordingly. Our selling and marketing expenses as a percentage of total net revenues decreased from 68.6% in 2021 to 62.9% in 2022, which was primarily due to (i) the closure of underperforming offline stores, (ii) reduction in marketing event-related expenses and (iii) higher efficiency of online marketing activities. With our focus on growing our sustainability and achieving profitability, we plan to further optimize our expenses for performance-based marketing on our e-commerce channels while allocating resources to strengthen the brand equities for our existing brands.

We also plan to optimize our expenses related to our experience stores by increasing productivity among our beauty advisors and optimizing utilization of our experience stores’ space.

Our Ability to Manage Operating Costs and Expenses

Our results of operations are affected by our ability to control our general and administrative expenses and fulfilment expenses. As part of our effort to support the growth of multiple brands globally in a centralized manner, we have invested significant resources to develop technologies and mid- and back- office infrastructure, which is reflected in our spending on general and administrative expenses in 2022. General and administrative expenses decreased from RMB941.3 million in 2021 to RMB720.4 million in 2022 primarily due to a decrease in share-based compensation expenses. General and administrative expenses as a percentage of total net revenues decreased from 40.9% in 2020 to 16.1% in 2021 and increased to 19.4% in 2022. The year-over-year increase in our general and administrative expenses as a percentage of total net revenues was attributable to the deleveraging effect of lower total net revenues in 2022.

We have also developed an efficient supply chain involving manufacturing, warehousing and logistics. We leverage technology and data to manage supplier partners, ODM/OEM and packaging supply partners and other service partners, and adjust such partners’ operations to maintain optimal inventory levels as well as ensure smooth product launches. We cooperate with leading manufacturers with strong capabilities, as well as physical proximity to our customers, enabling us to further shorten the production and fulfilment process, thereby improving customer experience. Fulfilment expenses as a percentage of total net revenues decreased from 8.1% in 2020 to 7.4% in 2021 and 7.3% in 2022. We expect to further optimize our operating expenses by leveraging our technology- and data-driven supply chain management systems and outsourcing our warehouse and handling operations.

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

Since the second half of 2020 and up to the end of 2022, many of the preventive measures to counter the spread of COVID-19 imposed by local governments have been relaxed and re-imposed from time to time as the pandemic eased temporarily and the new variants emerged. As a result, opportunities for discretionary consumption was limited and the results of our operations fluctuated during the period. In particular, the release of the pent-up demand due to the amelioration of COVID-19 from the second half of 2020 to the first half of 2021 led to us recording a higher total net revenue in the first half of 2021 compared to that in 2020 and 2019, respectively. However, the spread of the new variants of COVID-19 such as Delta and Omicron variants resulted in the overall weakening consumer sentiment and purchasing activities and reduced foot traffic at our offline retail stores, which together adversely impacted our sales through our offline retail stores since the second half of 2021 and negatively impacted our total net revenues in the second half of 2021 and through 2022. Overall, our total net revenues for the full year of 2021 increased by 11.6% to RMB5.84 billion from RMB5.23 billion in the prior year, and our total net revenues for the full year of 2022 decreased by 36.5% to RMB3.71 billion (US$537.3 million) from RMB5.84 billion in 2021. In addition, our online sales volume over the same period fluctuated due to the unavailability of, or delays in, delivery services during such period. In terms of our supply and inventory management, while our ODM/OEM and packaging supply partners and other service partners had to operate at reduced capacity during such period, we were able to maintain sufficient levels of inventory and fulfilment capacity through our self-operated warehouses.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time which caused disruption to our and our suppliers and logistics providers’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as consumer sentiment may continue to remain low. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our operations have been, and may continue to be affected by the COVID-19 pandemic.”

Key Components of Results of Operations
Net revenues

Our net revenues are net of refunds and value-added tax. Due to operational changes, we adjusted the reporting segmentation from one reportable segment to three reportable segments on a product category basis in light of the development of our Skincare Brands business. Our net revenues are primarily generated from selling our beauty products and comprise net revenues from Color Cosmetics Brands, Skincare Brands and others. The following table sets forth the breakdown of our net revenues by segment both in absolute amounts and as a proportion of our total net revenues for the years presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Segment
-Color Cosmetics Brands	4,919,317	94.0	4,869,279	83.4	2,415,500	350,215	65.2
-Skincare Brands	200,819	3.8	855,241	14.6	1,241,528	180,005	33.5
-Others	113,034	2.2	115,453	2.0	49,094	7,117	1.3
Total net revenues	5,233,170	100.0	5,839,973	100.0	3,706,122	537,337	100.0

As we have been continually expanding our Skincare Brands business, we expect net revenues from the Skincare Brands segment to increase.

Sales of product by channel. We generate net revenues primarily from selling our beauty products (i) directly to end customers through various DTC online channels as well as offline stores, and (ii) to e-commerce platform and offline distributors who then sell to end customers. Our DTC online channels include our online stores operated on Tmall, the e-commerce platforms of Douyin and Kuaishou and our offline stores. Our primary e-commerce platform distributors are JD.com and Vipshop. The following table sets forth the breakdown of our net revenues by channel both in absolute amounts and as a proportion of our total net revenues for the years presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Sales of product by channel
-Sales to end customers	4,548,804	86.9	4,878,453	83.5	3,145,807	456,099	84.9
-Sales to distributor customers	678,873	13.0	941,322	16.1	546,543	79,241	14.7
-Others	5,493	0.1	20,198	0.4	13,772	1,997	0.4
Total net revenues	5,233,170	100.0	5,839,973	100.0	3,706,122	537,337	100.0
With the goal to achieve sustainable growth in 2023 and beyond, we intend to improve ROI on all our key sales channels, improve gross margins of our products and diversify our sales channels, including content and livestreaming platforms such as Douyin and Kuaishou, new e-commerce platforms such as Dewu, as well as third-party distributors and other beauty-focused offline retail stores.

Cost of revenues

Our cost of revenues consists primarily of material costs, which includes ingredient costs and costs associated with raw materials and packaging materials, manufacturing cost and other related costs that are directly attributable to the production of our products. For some of our products, we directly procure raw materials and packaging materials from third-party suppliers and pass on such materials to OEM/ODM partners for production and assembly. For the rest of our products, we procure finished goods from OEM/ODM partners. Our product costs fluctuate with the prices that we are able to negotiate with our OEM/ODM partners and our raw material and packaging material suppliers. While we expect to see continued headwinds in terms of increase in the price of raw materials in China, we plan to leverage our economy of scale to limit any upward pressure on our procurement costs going forward.

The following table sets forth our cost of revenues by amounts and percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	1,869,145	35.7	1,941,177	33.2	1,187,370	172,152	32.0

The following table sets forth our gross profit in absolute amount and gross profit margin for the years presented. We aim to continue improving our gross profit margin by improving our product mix, channel mix while implementing our strategies in pricing and discounts.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Gross profit	3,364,025	3,898,796	2,518,752	365,185
Gross profit margin	64.3%	66.8%	68.0%	68.0%

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Fulfilment expenses	425,052	8.1	434,018	7.4	269,886	39,130	7.3
Selling and marketing expenses	3,412,159	65.2	4,005,589	68.6	2,330,480	337,888	62.9
General and administrative expenses	2,142,973	40.9	941,347	16.1	720,409	104,449	19.4
Research and development expenses	66,512	1.3	142,086	2.4	126,875	18,395	3.4
Total operating expenses	6,046,696	115.5	5,523,040	94.5	3,447,650	499,862	93.0

Fulfilment expenses. Fulfilment expenses are primarily expenses related to the warehousing, shipping and delivery of products to customers, which mainly include rental and personnel costs for warehouses, third-party shipping costs and customer service-related expenses.

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

Taxation
Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiaries incorporated in Hong Kong, including Yatsen (HK) Limited, Aoyan (HK) Limited, Yatsen Investment Limited, Galenic (HK) Limited, Dskin (HK) Limited, Space Brands (HK) Limited, and Watosa (HK) Limited are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. Under the Hong Kong tax laws, our subsidiary in Hong Kong is exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2020, 2021 and 2022.

PRC

Generally, our PRC subsidiaries, the VIE and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. According to a policy promulgated by the SAT and effective from 2008 and onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction (“R&D Super Deduction”) amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The R&D Super Deduction rate for qualified research and development expenses has been increased from 50% to 75% according to Notice by the Ministry of Finance, the State Administration of Taxation and the Ministry of Science and Technology of Raising the Proportion of Weighted Pre-tax Deduction of Research and Development Expenses, which was effective from 2018 to 2020 and was further extended to 2023. Perfect Diary Technology (Guangzhou) Co., Ltd. was entitled to claim R&D Super Deduction in 2020, 2021 and 2022. Guangzhou Jiyan Cosmetics Technology Co., Ltd. was entitled to claim R&D Super Deduction in 2021 and 2022. Hangzhou Taimei Biotechnology Co., Ltd was entitled to claim R&D Super Deduction in 2021 and 2022.

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Total net revenues	5,233,170	100.0	5,839,973	100.0	3,706,122	537,337	100.0
Total cost of revenues	(1,869,145)	(35.7)	(1,941,177)	(33.2)	(1,187,370)	(172,152)	(32.0)
Gross profit	3,364,025	64.3	3,898,796	66.8	2,518,752	365,185	68.0
Operating expenses:
Fulfilment expenses	(425,052)	(8.1)	(434,018)	(7.4)	(269,886)	(39,130)	(7.3)
Selling and marketing expenses	(3,412,159)	(65.2)	(4,005,589)	(68.6)	(2,330,480)	(337,888)	(62.9)
General and administrative expenses	(2,142,973)	(40.9)	(941,347)	(16.1)	(720,409)	(104,449)	(19.4)
Research and development expenses	(66,512)	(1.3)	(142,086)	(2.4)	(126,875)	(18,395)	(3.4)
Total operating expenses	(6,046,696)	(115.5)	(5,523,040)	(94.5)	(3,447,650)	(499,862)	(93.0)
Loss from operations	(2,682,671)	(51.2)	(1,624,244)	(27.7)	(928,898)	(134,677)	(25.0)
Financial income	14,313	0.3	45,658	0.8	34,656	5,025	0.9
Foreign currency exchange losses	(2,774)	(0.1)	(1,751)	0.0	(35,357)	(5,126)	(1.0)
(Loss) income from equity method investments, net	(293)	0.0	5,978	0.1	12,548	1,819	0.3
Impairment loss of investments	-	-	(1,375)	0.0	(5,078)	(736)	(0.1)
Other (expenses) income, net	(10,020)	(0.2)	27,775	0.5	103,501	15,006	2.8
Loss before income tax expenses	(2,681,445)	(51.2)	(1,547,959)	(26.3)	(818,628)	(118,689)	(22.1)
Income tax (expenses) benefits	(6,970)	(0.1)	921	—	(2,705)	(392)	(0.1)
Loss from operations	(2,688,415)	(51.3)	(1,547,038)	(26.3)	(821,333)	(119,081)	(22.2)

Segment Information

In prior years, we only reported our overall performance. Due to operational changes, we currently report our results of operations in three segments on a product category basis, namely Color Cosmetics Brands, Skincare Brands and others. To that end, segment information for 2020 and 2021 has also been presented in the annual report in accordance with our current reporting system.

The following table sets forth our segment operating results for the years ended December 31, 2020, 2021, and 2022.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Segment Net Revenues
Color Cosmetics Brands	4,919,317	4,869,279	2,415,500	350,215
Skincare Brands	200,819	855,241	1,241,528	180,005
Others	113,034	115,453	49,094	7,117
Total	5,233,170	5,839,973	3,706,122	537,337
Segment Income/(Loss) from Operations
Color Cosmetics Brands	(695,684)	(823,296)	(476,998)	(69,157)
Skincare Brands	(76,111)	(220,854)	(63,095)	(9,147)
Others	(7,659)	(8,081)	755	109
Unallocated expenses(1)	(1,903,217)	(572,013)	(389,560)	(56,482)
Total	(2,682,671)	(1,624,244)	(928,898)	(134,677)

Note:

(1)
Unallocated expenses represent share-based compensation and amortization of intangible assets resulting from assets and business acquisitions, which are not allocated to segments.

No asset information is provided for reportable segments as no such information provides to the chief operating decision-maker to evaluate the segment performance and most assets are managed at the group level.

Substantially all our revenues and long-lived assets are derived from and located in the PRC.

Year ended December 31, 2022 compared to year ended December 31, 2021

Total net revenues

Our total net revenues decreased by 36.5% from RMB5.84 billion in 2021 to RMB3.71 billion (US$537.3 million) in 2022, primarily attributable to the decline in net revenues from Color Cosmetics Brands, partially offset by the increase in net revenues from Skincare Brands. Sales of our Color Cosmetics Brands were impacted by the continued softness in the market demand for color cosmetics products and intensified industry competition from both domestic and international brands, a reduction in the number of offline experience stores, and our decision to limit discounts and promotions due to our brand building strategy for sustainable growth. Our Skincare Brands, on the other hand, enjoyed strong growth due to each brand’s superior product performance, strong brand positioning and our continuous development of these brands during the year. Our net revenues generated through Skincare Brands as a percentage of total net revenues increased from 14.6% in 2021 to 33.5% in 2022.

Total cost of revenues

Our cost of revenues decreased by 38.8% from RMB1.94 billion in 2021 to RMB1.19 billion (US$172.2 million) in 2022, primarily due to the decrease in overall sales volume of our beauty products in 2022.

Gross profit and gross margin

As a result of the foregoing, our gross profit decreased by 35.4% from RMB3.90 billion in 2021 to RMB2.52 billion (US$365.2 million) in 2022. Our gross margins increased from 66.8% in 2021 to 68.0% in 2022, primarily due to: (i) increasing sales of higher-gross margin products from our Skincare Brands, (ii) stricter pricing and discount policies, and (iii) cost optimization across all of our brand portfolios.

Fulfilment expenses

Our fulfilment expenses decreased from RMB434.0 million in 2021 to RMB270.0 million (US$39.1 million) in 2022. The decrease was primarily attributable to (i) a decrease in warehouse and logistics cost from RMB343.0 million in 2021 to RMB213.0 million (US$30.9 million) in 2022 due to lower sales volume of our beauty products, (ii) a decrease in customer service cost from RMB59.9 million in 2021 to RMB38.9 million (US$5.6 million) in 2022, and (iii) a decrease in share-based compensation expenses related to fulfilment personnel from RMB13.1 million in 2021 to RMB4.3 million (US$0.6 million) in 2022. Our fulfilment expenses as a percentage of total net revenues decreased from 7.4% in 2021 to 7.3% in 2022 as we outsourced most of our warehouse and handling operations to optimize our fulfilment operations.

Selling and marketing expenses

Our selling and marketing expenses decreased from RMB4.01 billion in 2021 to RMB2.33 billion (US$337.9 million) in 2022, primarily attributable to: (i) a decrease in advertising, marketing and brand promotion costs from RMB2.37 billion in 2021 to RMB1.06 billion (US$154.4 million) in 2022, (ii) a decrease in platform commissions from RMB529.7 million in 2021 to RMB363.4 million (US$52.7 million) in 2022, and (iii) a decrease in expenses for offline experience stores from RMB552.9 million in 2021 to RMB404.0 million (US$58.6 million) due to the closure of underperforming offline experience stores. The decrease in our advertising, marketing and brand promotion costs was primarily due to a reduction in marketing event-related expenses and higher efficiency of online marketing activities.

General and administrative expenses

Our general and administrative expenses decreased from RMB941.3 million in 2021 to RMB720.4 million (US$104.4 million) in 2022, primarily due to a decrease in share-based compensation expenses from RMB418.8 million in 2021 to RMB248.4 million (US$36.0 million) in 2022.

Research and development expenses

Our research and development expenses decreased from RMB142.1 million in 2021 to RMB126.9 million (US$18.4 million) in 2022, primarily due to the planning of research and development activities to maintain research and development expenses at a reasonable level relative to net revenues.

Income (loss) from operations

As a result of the foregoing, we generated net loss from operations of RMB928.9 million (US$134.7 million) in 2022, compared to net loss from operations of RMB1.62 billion in 2021. The decrease in net loss from operations was primarily attributable to our stricter pricing and discount policies, optimization of operating efficiencies as well as the closure of underperforming offline stores.

Income tax benefits/(expenses)

We recorded income tax expenses of RMB2.7 million (US$0.4 million) in 2022, as compared to income tax benefits of RMB0.9 million in 2021. The change was primarily due to income tax expenses provided for profitable entities.

Net (loss) income

As a result of the foregoing, we generated net loss of RMB821.3 million (US$119.1 million) in 2022, compared to net loss of RMB1.55 billion in 2021.

Year ended December 31, 2021 compared to year ended December 31, 2020
Total net revenues

Our net revenues increased by 11.6% from RMB5.23 billion in 2020 to RMB5.84 billion in 2021, primarily attributable to an increase in sales from our Skincare Brands, partially offset by a slight decline in sales from our Color Cosmetics Brands. Sales of our Color Cosmetics Brands were impacted by the sluggish consumer demand during the second half of 2021, as well as our decision to limit discounts and promotions due to our brand building strategy for sustainable growth. Our Skincare Brands, on the other hand, enjoyed strong growth due to acquisition of several new skincare brands as well as further development of these brands during the year. Our net revenues generated through Skincare Brands as a percentage of total net revenues increased from 3.8% in 2020 to 14.6% in 2021.

Total cost of revenues

Our cost of revenues increased by 3.9% from RMB1.87 billion in 2020 to RMB1.94 billion in 2021, primarily due to the growth in overall sales volume of our beauty products in the same period.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 15.9% from RMB3.36 billion in 2020 to RMB3.90 billion in 2021, and our gross margins increased from 64.3% in 2020 to 66.8% in 2021, which increases are primarily due to (i) increased sales from our higher-gross margin skincare products and (ii) enhanced discipline in pricing, discounts and promotions, partially offset by inventory provisions which we record periodically to account for expected write-offs from slow-moving inventory.

Fulfilment expenses

Our fulfilment expenses increased from RMB425.1 million in 2020 to RMB434.0 million in 2021, which was primarily attributable to (i) an increase in customer service cost from RMB37.3 million in 2020 to RMB59.9 million in 2021 and (ii) an increase in share-based compensation expenses related to fulfilment personnel from RMB2.9 million in 2020 to RMB13.1 million in 2021, partially offset by a decrease in warehouse and logistics cost from RMB366.8 million to RMB 343.0 million. While the nominal amount of our fulfilment expenses have increased along with our increased net revenues, our fulfilment expenses as a percentage of net revenues decreased from 8.1% in 2020 to 7.4% in 2021 as we leveraged our technology- and data-driven supply chain and warehouse management systems to optimize our fulfilment operations.

Selling and marketing expenses

Our selling and marketing expenses increased from RMB3.41 billion in 2020 to RMB4.01 billion in 2021, primarily attributable to (i) an increase in expenses incurred in connection with the development of experience stores from RMB324.9 million in 2020 to RMB552.9 million in 2021 as the number of our experience stores increased from 241 as of December 31, 2020 to 294 as of December 31, 2021, (ii) an increase in advertising, marketing and brand promotion costs from RMB2.22 billion in 2020 to RMB2.37 billion in 2021, and (iii) an increase in personnel costs from RMB166.7 million in 2020 to RMB301.4 million in 2021, given the increase in headcount and compensation of our selling and marketing personnel. The increase in our advertising, marketing and brand promotion costs was primarily due to an increase in brand marketing activities for Perfect Diary and our newly launched and acquired Skincare Brands, partially offset by savings in our performance-based marketing on e-commerce channels as we instituted a program to increase ROI on our key sales channels beginning in the second quarter of 2021.

General and administrative expenses

Our general and administrative expenses decreased from RMB2.14 billion in 2020 to RMB941.3 million in 2021, primarily due to a decrease in share-based compensation expenses from RMB1.84 billion in 2020 to RMB418.8 million in 2021, partially offset by an increase in personnel costs from RMB126.3 million in 2020 to RMB234.4 million in 2021. We recorded a large lump-sum share-based compensation expenses of RMB1.15 billion in November 2020 as part of our initial public offering in accordance with U.S. GAAP.

Research and development expenses

Our research and development expenses increased from RMB66.5 million in 2020 to RMB142.1 million in 2021, primarily due to (i) an increase in personnel costs from RMB57.9 million in 2020 to RMB94.3 million in 2021, as a result of the increased resources and personnel we deployed to support our research and development as well as information technology capabilities, (ii) an increase in share-based compensation expenses related to research and development personnel from RMB1.9 million in 2020 to RMB17.9 million in 2021, and (iii) an increase in equipment procurement and other expenses from RMB6.7 million in 2020 to RMB29.8 million in 2021.

Loss from operations

As a result of the foregoing, we generated net loss from operations of RMB1.62 billion in 2021, compared to net loss from operations of RMB2.68 billion in 2020. The decrease in net loss from operations is primarily attributable to the significant decrease in our share-based compensation expenses due to the share-based compensation expenses of RMB1.15 billion triggered by our initial public offering in November 2020 in accordance with U.S. GAAP.

Income tax benefits/(expenses)

We recorded income tax benefits of RMB0.9 million in 2021, as compared to income tax expenses of RMB7.0 million in 2020. The change was primarily due to deferred tax liabilities related to our acquisitions in 2021.

Net loss

As a result of the foregoing, we generated net loss of RMB1.55 billion in 2021, compared to net loss of RMB2.69 billion in 2020.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2020, 2021 and 2022 were increases of 2.5%, 0.9% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Fluctuations in exchange rates could have a material and adverse effect on the value of your investment and our results of operations.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign exchange risk.”

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Regulations.”

B.
Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash (used in)/generated from operating activities	(983,368)	(1,020,441)	136,208	19,749
Net cash used in investing activities	(508,832)	(1,484,257)	(1,155,416)	(167,519)
Net cash generated from/(used in) financing activities	6,680,869	(1,706)	(654,450)	(94,886)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(131,856)	(88,980)	89,978	13,044
Net increase/(decrease) in cash and cash equivalents and restricted cash	5,056,813	(2,595,384)	(1,583,680)	(229,612)
Cash and cash equivalents and restricted cash at the beginning of the year	676,579	5,733,392	3,138,008	454,968
Cash and cash equivalents and restricted cash at the end of the year	5,733,392	3,138,008	1,554,328	225,356

To date, we have financed our operating and investing activities primarily through cash generated by historical equity financing activities. As of December 31, 2020, 2021 and 2022, respectively, our cash, cash equivalents and restricted cash were RMB5.73 billion, RMB3.14 billion and RMB1.55 billion (US$225.4 million). We had short-term investments with an aggregate outstanding amount of RMB1.07 billion (US$155.6 million) as of December 31, 2022. Our cash and cash equivalents primarily consist of currency on hand, deposits held by financial institutions that can be added to or withdrawn without limitation, short-term and highly liquid investments placed with banks, and all highly liquid investments with original maturities of three months or less. Short-term investments consist primarily of financial products offered by commercial banks in the PRC with fixed maturity dates ranging from three months to one year.

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

As of December 31, 2022, 30.2% of our cash, cash equivalents and restricted cash were held in China, and 30.3% were denominated in Renminbi. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

Operating activities

Net cash generated from operating activities in 2022 was RMB136.2 million (US$19.7 million). The difference between our net cash generated from operating activities in 2022 of RMB136.2 billion (US$19.7 million) and net loss of RMB821.3 million (US$119.1 million) in the same period was primarily due to certain non-cash items, primarily consisting of (i) share-based compensation of RMB340.9 million (US$49.4million), (ii) amortization of right-of-use assets of RMB168.4 million (US$24.4 million), (iii) depreciation of property and equipment of RMB114.0 million (US$16.5 million), (iv) impairment of and loss on disposal of property and equipment of RMB80.3 million (US$11.6 million) and (v) amortization of intangible assets of RMB56.8 million (US$8.2 million). The adjustment for changes in operating assets and liabilities primarily consisted of (i) a decrease of RMB278.0 million (US$40.3 million) in inventories, (ii) a decrease of RMB155.0 million (US$22.5 million) in accounts receivable, (iii) a decrease of RMB167.0 million (US$24.2 million) in lease liabilities, (iv) a decrease of RMB121.0 million (US$17.5 million) in accounts payable, and (v) a decrease of RMB65.9 million (US$9.6 million) in prepayments and other current assets.

Net cash used in operating activities in 2021 was RMB1.02 billion, which was mainly attributable to (i) the large amount of sales and marketing expenses we spent on promoting our existing Color Cosmetics Brands and (ii) the increase in brand marketing activities for our newly launched and acquired Skincare Brands. The difference between our net cash used in operating activities in 2021 of RMB1.02 billion and net loss of RMB1.55 billion in the same period was primarily due to certain non-cash items, primarily consisting of (i) share-based compensation of RMB530.4 million, (ii) amortization of right-of-use assets of RMB245.9 million, and (iii) depreciation of property and equipment of RMB130.7 million. This was partially offset by changes in certain working capital accounts that decreased operating cash flows, primarily consisting of (i) a decrease of RMB244.4 million in accounts payable, (ii) a decrease of RMB238.4 million in lease liabilities, (iii) an increase of RMB109.0 million in inventories, and (iv) a decrease in accrued expenses and other liabilities of RMB63.7 million, which was partially offset by (i) a decrease of RMB99.7 million in accounts receivable and (ii) an increase of RMB71.7 million in deferred income.

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

Investing activities

Net cash used in investing activities in 2022 was RMB1.16 billion (US$167.5 million), primarily due to (i) purchase of short-term investments of RMB2.42 billion (US$351.1 million), (ii) investments on equity investments of RMB135.8 million (US$19.7 million) mainly related to the funding of our joint venture with Cosmax and our participation as a limited partner in a venture capital fund, and (iii) purchase of property and equipment of RMB50.8 million (US$7.4 million), which was partially offset by sales of short-term investments of RMB1.46 billion (US$211.6 million).

Net cash used in investing activities in 2021 was RMB1.48 billion, primarily due to (i) acquisition of businesses of RMB989.7 million mainly related to the acquisition of Eve Lom, (ii) investments on equity investments of

RMB322.8 million mainly related to our participation as an limited partner in a venture capital fund and the funding of our joint venture with Cosmax, and (iii) purchase of property and equipment of RMB141.4 million, which was mainly due to capital expenditure incurred for the development of our experience stores, office spaces and self-operated warehouse.

Net cash used in investing activities in 2020 was RMB508.8 million, primarily due to (i) purchase of property and equipment of RMB225.6 million, which was mainly due to capital expenditure incurred for the development of our experience stores, office spaces and self-operated warehouse of RMB187.7 million, and (ii) purchase of intangible assets of RMB159.0 million.

Financing activities

Net cash used by financing activities in 2022 was RMB654.5 million (US$94.9 million), primarily attributable to payments for repurchases of ordinary shares of RMB654.7 million (US$94.9 million).

Net cash used by financing activities in 2021 was RMB1.7 million, primarily attributable to payments for repurchases of ordinary shares of RMB15.2 million, partially offset by a repayment of a shareholder receivable resulting from our repurchases of ordinary shares of RMB13.0 million.

Net cash provided by financing activities in 2020 was RMB6.68 billion, primarily attributable to proceeds from equity financing activities of RMB8.25 billion, partially offset by (i) repurchase of preferred shares of RMB1.08 billion and (ii) repurchase of ordinary shares of RMB491.2 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures, capital commitment, products and services purchase commitment and operating lease commitments.

Our capital expenditures are primarily incurred for purchases of property and equipment, as well as intangible assets. Our capital expenditures were RMB384.6 million in 2020, RMB166.7 million in 2021 and RMB59.3 million (US$8.6 million) in 2022. We expect to moderate our spending on capital expenditures to reserve resources to support our strategic transformation.

Purchase Obligations and Lease

The following table sets forth our capital commitment, products and services purchase commitment and operating lease obligations as of December 31, 2022:

	Payment due by December 31,
	Total	1 Year	1-3 Years	3-5 Years	Over 5 Years
	(RMB in thousands)
Capital commitment	450,000	182,000	268,000	—	—
Products and services purchase commitment	88,675	88,675	—	—	—
Operating lease obligations(1)	141,921	85,082	41,088	14,744	1,007
Total	680,596	355,757	309,088	14,744	1,007

Note:

(2)
Operating lease obligations consist of the obligations under the lease agreements covering our warehouses, stores and office spaces.

We intend to fund our existing and future material cash requirements with our existing cash balance and proceeds. We will continue to make cash commitments prudently, including capital expenditures, to meet the expected growth of our business.

We provide a financial guarantee to our depositary bank for collection of minimum annual service fees until 2024 and place a security deposit of US$6.0 million in the depositary bank. The security bank deposit will be forfeited up to US$6.0 million if the depositary bank is not able to collect the contractual minimum annual service fees from ADR holders. As of December 31, 2022, the financial guarantee was still within the validity period of the contract and will persist until the guarantee period expired.

In addition, we provided financial guarantees to joint ventures for the purpose of obtaining bank loans. As of December 31, 2022, the total amount of financial guarantees provided to joint ventures was RMB8.2 million (US$1.2 million). The guarantees are typically secured by the assets of the joint ventures, and we believe that the probability of having to make payments under the guarantees is remote. Nevertheless, we have assessed the associated risks and potential liabilities and have recognized a contingent liability in our financial statements. We will continue to monitor the performance of the joint ventures and assess the risks associated with the guarantees.

Except for the guarantees provided to the depositary bank and a joint venture, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

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

C.
Research and Development, Patents and Licenses, etc.

See “Item 4. Information On the Company-B. Business Overview—Data and Technology,” “—Data Security and Privacy” and “—Trademark and Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

Our goodwill of $857.1 million as of December 31, 2022 was mainly related to the Eve Lom, DR.WU, and other reporting units. In connection with our annual goodwill impairment testing performed during 2022, we performed a quantitative assessment utilizing an income approach to estimate the fair value of Eve Lom, and the fair value estimate exceeded its carrying amount. The most significant assumptions include revenue growth rates, gross profit ratios, the discount rates and terminal value, all of which are used to estimate the fair value of the reporting units. The tests indicated the reporting units had fair values that exceeded their carrying values, and no impairment of goodwill was identified as a result of our annual testing conducted in 2022. See Note 10 of the Notes to the Consolidated Financial Statements for information regarding goodwill.

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

Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Allocation of purchase consideration to identifiable assets and liabilities affects our amortization expense, as acquired finite-lived intangible assets are amortized over the useful life, whereas any indefinite lived intangible assets, including goodwill, are not amortized. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value.

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

Item 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.
Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jinfeng Huang	39	Chairman of the Board of Directors and Chief Executive Officer
Donghao Yang	51	Director and Chief Financial Officer
Jing Cheng	51	Chief Scientific Officer
Sidney Xuande Huang	57	Independent Director
Bonnie Yi Zhang	49	Independent Director
Jiming Ha	60	Independent Director

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

Jing Cheng has over 25 years of experience in research and development in the beauty industry. Prior to joining the Company, Ms. Cheng worked at Estee Lauder Companies (NYSE: EL) for 17 years, having served in a number of senior management and research positions, including as Vice President, APAC R&D, since July 2014. From July 2001 to January 2005, Ms. Cheng worked at Revlon, leading technical, quality control, regulatory and manufacturing organizations in China. Before 2001, she worked at several other companies, including Henkel from July 2000 to July 2001. Ms. Cheng received her bachelor’s degree in polymer science from Shanghai Jiao Tong University, and her master’s degree in fine chemistry from East China University of Science and Technology. She also completed the Fudan-Olin Executive MBA program co-held by Washington University in St. Louis and Fudan University in 2009.

Sidney Xuande Huang has served as our independent director since November 2020. Mr. Huang is currently a senior advisor to JD.Com, Inc. (NASDAQ: JD; HKSE: 9618) and was its chief financial officer from September 2013 until his retirement in September 2020, including the last three months as an executive coach to his successor. Mr. Huang has been a member of the board of directors of Kuaishou Technology (HKSE: 1024) since February 2021 and Tuya Inc. (NYSE: TUYA and HKSE: 2391) since June 2022. Prior to JD.com, Mr. Huang was the chief financial officer of Vancelnfo Technologies Inc. (NYSE: VIT) and its successor company, Pactera Technology International Ltd., from July 2006 to September 2013. He also served as the co-president of Vancelnfo Technologies Inc. from 2011 to 2012 and its chief operating officer from 2008 to 2010. Prior to Vancelnfo Technologies Inc., he was the chief financial officer of two other China-based companies in technology and internet sectors between 2004 and 2006. Mr. Huang was an investment banker at Citigroup Global Markets Inc. in New York from 2002 to 2004. He held various positions including audit manager at KPMG LLP from 1996 to 2000 and was a Certified Public Accountant in the State of New York. Mr. Huang is currently a Foundation Fellow at St Antony’s College of Oxford University, where he was an academic visitor focusing on geoeconomics from 2021 to 2022. He obtained his master’s degree in business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

Bonnie Zhang has served as our independent director since November 2020. Ms. Zhang has served as independent non-executive director of Swire Pacific Limited (HKSE: 0019), a Hong Kong based international conglomerate with a diversified portfolio of market leading businesses, since June 2022, and independent director of Hesai Group (NASDAQ: HSAI), a Chinese LiDAR manufacturing company, since February 2023. Ms. Zhang served as an independent director of TuSimple, Inc. (NASDAQ: TSP), an autonomous driving company from September 2020 to May 2022, Ms. Zhang served as independent director of Dada Nexus Limited (NASDAQ: DADA), a local on-demand retail and delivery platform in China, from June 2020 to August 2022. Ms. Zhang has served as the chief financial officer of Sina Corporation (formerly NASDAQ: SINA, taken private in 2021) since March 2015. From March 2014 to March 2015, Ms. Zhang served as the chief financial officer of Weibo Corporation (NASDAQ: WB and HKSE: 9898), a social media platform in China and one of Sina Corporation’s subsidiaries. Before joining Weibo, Ms. Zhang was the chief financial officer of AdChina Ltd., an integrated internet advertising platform in China, from May 2011 to February 2014. Prior to that, Ms. Zhang was an audit partner of Deloitte Touche Tohmatsu based in Shanghai, with a focus on serving Chinese companies making initial public offerings in the United States and Chinese companies listed in the United States, from October 2007 to April 2011. Ms. Zhang served as a senior manager in the National Office SEC Services group of Deloitte & Touche, LLP from May 2005 to August 2007, where she was responsible for pre-issuance reviews of securities offering documents and periodic reports to be filed with the SEC with a focus on foreign private issuers. Ms. Zhang received a bachelor’s degree in business administration from McDaniel College. Ms. Zhang is a member of the American Institution of Certified Public Accountants.

Jiming Ha has served as our independent director since March 2021. Dr. Ha was a visiting scholar at the University of Virginia from May 2019 to June 2021. From April 2018 to January 2021, Dr. Ha served as an independent director of Lufax Holding Ltd (NYSE: LU). From January 2018 to December 2019, he was an independent director of Luokung Technology Corp. (NASDAQ: LKCO). Prior to his directorship with Luokung Technology Corp., Dr. Ha was a senior fellow at China Finance 40 Forum from May 2017 to January 2018 and served as a managing director at Goldman Sachs (Asia) L.L.C. in investment banking services from October 2010 to April 2017. He was the chief economist at China International Capital Corporation from 2004 to 2010. Before that, Dr. Ha was a senior economist at the International Monetary Fund (IMF) from 1993 to 2004, and worked at the Hong Kong Monetary Authority within the IMF from 2001 to 2003. He also served as the IMF resident representative to Indonesia from 1999 to 2001. Dr. Ha received his Ph.D degree in economics from the University of Kansas, and his master’s degree and bachelor’s degree in science from Fudan University.

B.
Compensation of Directors and Executive Officers

For the year ended December 31, 2022, we paid to our executive officers an aggregate of RMB3.0 million (US$0.4 million) in cash and RMB0.4 million (US$57 thousand) for benefits including certain contributions equal to certain percentages of each officer’s salary for his or her pension insurance, medical insurance, supplementary medical insurance, unemployment insurance and other statutory benefits and a housing provident fund as required by PRC law, and US$0.2 million to our independent directors. We did not make additional payments to our executive officers for their role as directors for the year ended December 31, 2022.

Share Incentive Plan

2018 Share Option Plan

Our shareholders and board of directors adopted the 2018 Share Option Plan in September 2018, which was amended and restated respectively in July 2019, March 2020, and September 2020, to attract and retain the best available personnel, provide additional incentives to employees and directors, and promote the success of our business. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2018 Share Option Plan is 249,234,508. As of December 31, 2022, options to purchase an aggregate amount of 182,363,958 Class A ordinary shares under the 2018 Share Option Plan had been granted, excluding awards that were forfeited or canceled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2018 Share Option Plan.

Type of Awards. The 2018 Share Option Plan permits the awards of options.

Plan Administration. The chief executive officer and director of our company, Mr. Jinfeng Huang, was appointed as the administrator of the 2018 Share Option Plan. The administrator determines, among others, the employees eligible to receive awards, the number of options to be granted to each eligible employee, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2018 Share Option Plan are evidenced by a letter of offer delivered by us and a letter of acceptance delivered by the award recipient, which sets forth the terms, conditions and limitations for each award, which may include the term of the award, restrictions on transfer of the award, and the provisions applicable in the event that the grantee’s employment or service terminates.

Eligibility. We may grant awards to our directors, executive officers and employees.

Vesting Schedule. In general, the administrator for the 2018 Share Option Plan is authorized under the plan to determine the vesting schedule, which is specified in the relevant letter of offer.

Exercise of Awards. The 2018 Share Option Plan administrator determines the exercise or purchase price, as applicable, for each award, which is stated in the relevant letter of offer. Options that are vested and exercisable shall only be exercised after the initial public offering of our company and will terminate if they are not exercised prior to the time set by the plan administrator at the time of grant. However, the maximum exercisable term is ten years from the date on which any given option is fully vested.

Transfer Restrictions. Awards may not be assigned in any manner by the participant other than in accordance with the exceptions provided in the 2018 Share Option Plan.

Termination and Amendment of the Plan. Unless terminated earlier, the 2018 Share Option Plan has a term of ten years from September 11, 2020. Our board of directors has the authority to terminate, amend, suspend or modify the 2018 Share Option Plan, subject to shareholder approval to the extent necessary to comply with applicable law. However, without the prior written consent or sanction of such number of award recipients as shall together hold options in respect of not less than one half in nominal value of all Class A ordinary shares then subject to the then outstanding options, no alteration may adversely affect the terms of issue of any outstanding award previously granted or agreed to be granted pursuant to the 2018 Share Option Plan.

2022 Share Incentive Plan

Our shareholders and board of directors have approved and authorized the adoption of the 2022 Share Incentive Plan, effective on January 1, 2023. The 2022 Share Incentive Plan will expire on the tenth anniversary of its effective date. Under the 2022 Share Incentive Plan, the maximum aggregate number of ordinary shares of our company available for issuance is 1.5% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of December 31, 2022, plus an annual increase by (i) (A) 1.5% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each of the first two fiscal years of our company beginning January 1, 2024, and (B) 1.0% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each subsequent fiscal year of our company during the term of the 2022 Share Incentive Plan, or (ii) such fewer number of shares as may be determined our board of directors. As of December 31, 2022, no options, restricted shares or restricted share units had been granted under the 2022 Share Incentive Plan.

The following paragraphs describe the principal terms of the 2022 Share Incentive Plan.

Type of Awards. The 2022 Share Incentive Plan permits the awards of options, restricted shares, and restricted share units.

Plan Administration. Our chief executive officer and director, Mr. Jinfeng Huang, was appointed as the administrator of the 2022 Share Incentive Plan. In the event that Mr. Jinfeng Huang is unable to carry out his duties or in the event of conflict of interest, our board of directors or any committee authorized by our board would act as the administrator. The administrator determines, among others, the employees eligible to receive awards, the number of options to be granted to each eligible employee, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2022 Share Incentive Plan are evidenced by an applicable award agreement, which sets forth the terms, conditions and limitations for each award, which may include the term of the award, restrictions on transfer of the award, and the provisions applicable in the event that the grantee’s employment or service terminates.

Eligibility. We may grant awards to the employees (including officers and directors) of our company and any subsidiary of our company, and consultants.

Vesting Schedule. In general, the administrator for the 2022 Share Incentive Plan is authorized under the plan to determine the vesting schedule, which is specified in the relevant award agreement.

Exercise of Awards. The 2022 Share Incentive Plan administrator determines the exercise or purchase price, as applicable, for each award, which is stated in the relevant award agreement. The maximum exercisable term is ten years from the date on which any given award is fully vested.

Transfer Restrictions. Awards may not be assigned in any manner by the participant other than in accordance with the exceptions provided in the 2022 Share Incentive Plan.

Termination and Amendment of the Plan. Unless terminated earlier, the 2022 Share Incentive Plan has a term of ten years from January 1, 2023. Our board of directors has the authority to terminate, amend or modify the 2022 Share Incentive Plan, subject to shareholder approval to the extent necessary to comply with applicable law. However, without the prior written consent of the participant, no termination, amendment, or modification of the 2022 Share Incentive Plan shall adversely affect in any material way any award previously granted pursuant to the 2022 Share Incentive Plan. Historically, a total of 149,363,572 restricted Class A ordinary shares and 21,356,415 restricted Class B ordinary shares resulting from early exercise or modification of options granted to our employees, officers and directors had been issued to and were held by three trusts for the grantees’ benefit. These shares have been and continue to be subject to satisfaction of the service conditions set forth in the applicable equity award agreements. As of February 28, 2023, a total of 123,561,172 Class A ordinary shares and 0 Class B ordinary shares related to options granted to our employees, officers and directors were held by the three trusts for the grantees’ benefit, which have been and will continue to be subject to satisfaction of the service conditions set forth in the applicable equity award agreements.

The following table summarizes, as of February 28, 2023, the outstanding options that were granted to our directors and executive officers under the 2018 Share Option Plan and the 2022 Share Incentive Plan.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Bonnie Yi Zhang	*	0.025	March 25, 2021	November 19, 2034
	*	0.025	March 1, 2022	November 18, 2035
Jiming Ha	*	0.025	March 25, 2021	March 11, 2035
	*	0.025	March 1, 2022	November 18, 2035
Sidney Xuande Huang	*	0.025	March 25, 2021	November 19, 2034
	*	0.025	March 1, 2022	November 18, 2035
Jing Cheng	*	0.025	February 28, 2023	February 1, 2037
Weihua Chen(1)	6,742,932	0.025	July 29, 2021	May 7, 2035
Total	21,972,144	-	-	-

Notes:

* The options held by each of these directors and executive officers represent less than 1% of our total Class A ordinary shares on an as-converted basis outstanding as of February 28, 2023.

(1)
Mr. Weihua Chen, our previous chief technology officer, resigned effective as of March 8, 2023.

The following table summarizes, as of February 28, 2023, the number of restricted ordinary shares related to the options granted to our officers and directors under the 2018 Share Option Plan and the 2022 Share Incentive Plan.

Name	Number of Shares Underlying Options
Donghao Yang	44,820,112

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

C.
Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

D.
Employees

We had 1,837 full-time employees as of December 31, 2022 and most of our full-time employees are located in China. The following table sets forth the number of our full-time employees as of December 31, 2022:

Function	Number of Employees
R&D, Product Development and Production Management	198
Marketing	231
Online Operation	532
New Retail Business Development and Management	65
Data and Technology Engineers	104
Online Sales and Customer Service	147
Offline Beauty Advisors	334
Others	226
Total	1,837

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

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance, supplementary medical insurance for executives, and housing provident fund. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We enter into standard employment agreements with our employees. Our employment agreements with our senior management include standard confidentiality and non-compete clauses.

E.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2023 by:

•
each of our directors and executive officers; and
•
each of our principal shareholders who beneficially owns 5% or more of our total outstanding shares.

The calculations in the table below are based on 2,030,600,883 Class A ordinary shares and 666,572,880 Class B ordinary shares (inclusive of the 123,561,172 Class A ordinary shares and 0 Class B ordinary shares held under the trusts for the benefit of certain employees, directors and officers of our company as disclosed in “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan”) outstanding on an as-converted basis as of February 28, 2023.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power***
Directors and Executive Officers**:
Jinfeng Huang(1)	5,736,314	666,572,880	672,309,194	24.9%	86.8%
Donghao Yang	33,615,080	—	33,615,080	1.2%	0.2%
Jing Cheng	—	—	—	—	—
Sidney Xuande Huang	*	—	*	*	*
Bonnie Yi Zhang	*	—	*	*	*
Jiming Ha	*	—	*	*	*
Weihua Chen(2)	*	—	*	*	*
All Directors and Executive Officers as a Group	47,228,062	666,572,880	713,800,942	26.4%	87.0%
Principal Shareholders:
Entities affiliated with Jinfeng Huang(1)	5,736,314	666,572,880	672,309,194	24.9%	86.8%
Hillhouse Entities(3)	300,560,602	—	300,560,602	11.1%	2.0%
ZhenFund Entities(4)	224,286,241	—	224,286,241	8.3%	1.5%
Banyan Partners Entities(5)	185,495,825	—	185,495,825	6.9%	1.2%

Notes:

* Less than 1% of our total Class A ordinary shares on an as-converted basis outstanding as of February 28, 2023.

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

(1)
Represents (i) 666,572,880 Class B ordinary shares held by Slumdunk Holding Limited, a British Virgin Islands business company, and (ii) 5,736,314 Class A ordinary shares held by Yellow Bee Limited, a British Virgin Islands business company. Slumdunk Holding Limited owns the entire voting shares of Yellow Bee Limited and Mr. Jinfeng Huang is the sole director of Yellow Bee Limited. The business address of Yellow Bee Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The business address of Slumdunk Holding Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands.
(2)
Mr. Weihua Chen, our previous chief technology officer, resigned effective as of March 8, 2023.
(3)
Represents (i) 1,003,056 Class A ordinary shares in the form of ADSs held by funds managed by HHLR Advisors, Ltd., a Cayman Islands company, and (ii) 299,557,546 Class A ordinary shares held by funds managed by Hillhouse Investment Management, Ltd., a Cayman Islands company, based on the information contained in the Schedule 13G/A filed by HHLR Advisors, Ltd. and Hillhouse Investment

Management, Ltd. with the SEC on February 14, 2023. HHLR Advisors, Ltd. and Hillhouse Investment Management, Ltd. are under common control and share certain policies, personnel and resources. The business address of each of HHLR Advisors, Ltd. and Hillhouse Investment Management, Ltd. is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.
(4)
Represents (i) 166,673,701 Class A ordinary shares and 55,557,900 Class A ordinary shares in the form of ADSs held by Zhen Partners Fund IV, L.P., (ii) 637,328 Class A ordinary shares in the form of ADSs held by Zhen Advisors Ltd., and (iii) 1,417,312 Class A ordinary shares in the form of ADSs held by Success Origin Limited, based on the information contained in the Schedule 13G/A filed by the relevant reporting persons with the SEC on February 14, 2023. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen Advisors Ltd. is wholly owned by Zhen International Ltd., which holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. and Success Origin Limited are wholly owned by Rosy Glow Holdings Limited. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiaoping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares. The business address of Zhen Fund entities is P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands.
(5)
Represents 158,223,822 Class A ordinary shares directly held by Banyan Fund III and 27,272,003 Class A ordinary shares directly held by Banyan Fund III-A, based on the information contained in the Schedule 13G/A filed by the relevant reporting persons with the SEC on February 13, 2023. Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. are incorporated in the Cayman Islands and Banyan Partners III Ltd., a Cayman Islands company, is their general partner. The business address of both Banyan Partners Fund III, L.P. and Banyan Partners Fund HI-A, L.P. is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.

To our knowledge, as of February 28, 2023, 1,440,154,430 of our Class A ordinary shares were held by three record holders in the United States, among which, one is the depositary of our ADS program that held 1,440,154,428 Class A ordinary shares. As of February 28, 2023, none of our Class B ordinary shares were held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.
Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Other Related Party Transactions

We purchased inventories and services from companies over which we exercise significant control in the amount of RMB15.2 million, RMB38.3 million and RMB137.5 million (US$19.9 million) in 2020, 2021 and 2022, respectively. As of December 31, 2020, 2021 and 2022, the amount due to companies over which we exercise significant control was RMB11.8 million, RMB14.0 million and RMB27.2 million (US$4.0 million) respectively, which were unsecured and interest free. Our sales of inventories to a company controlled by our chief executive officer was RMB11.4 million (US$1.7 million) for the year ended December 31, 2022. As of December 31, 2022, the amount due from a company controlled by our chief executive officer was RMB5.6 million (US$0.8 million).

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

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. For example, on September 23, 2022, a putative securities class action lawsuit was filed against us, certain of our directors and officers, our authorized U.S. representative, a shareholder, and our November 2020 IPO underwriters in the U.S. District Court for the Southern District of New York (captioned Maeshiro v. Yatsen Holding Limited et al., No. 1:22-cv-08165). Plaintiff in this case alleges, in sum and substance, that our registration statement filed in connection with our November 2020 initial public offering and other public disclosures contained false or misleading statements in violation of the U.S. federal securities laws. The case remains in its preliminary stage. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits.

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

Item 9.
THE OFFER AND LISTING
A.
Offer and Listing Details.

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

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be materially adversely varied with the consent in writing of at least two-thirds of the holders of the issued shares of that class or series or with the sanction of an ordinary resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the “Code.” This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2022 and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or Class A ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or Class A ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or Class A ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distributions paid on our ADSs or Class A ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or Class A ordinary shares have been held for more than one year at the time of disposition. The deductibility of a capital loss may be subject to limitations.

Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to recently issued U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued U.S. Treasury regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or Class A ordinary shares. Under the PFIC rules:

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

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax considerations of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC. U.S. Holders are urged to consult their tax advisors regarding the reporting requirements that may apply and the U.S. federal income tax consequences of holding and disposing of our ADSs or Class A ordinary shares if we are treated as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the election to treat us as a qualified electing fund.

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

J.
Annual Report to Security Holders

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

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and short-term investments. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2022 we did not receive such reimbursement from the depositary

PART II

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

The F-1 Registration Statement was declared effective by the SEC on November 18, 2020. For the period from the effective date of the F-1 Registration Statement to December 31, 2022, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$44.7 million, which included US$39.0 million in underwriting discounts and commissions for the initial public offering and approximately US$5.7 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$664.7 million from our initial public offering and exercise of over-allotment option. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from November 18, 2020, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2022, US$241.7 million of the net proceeds received from our initial public offering were used for strategic investments and acquisitions, as well as for business operations and general corporate purpose. There is no material change in the use of proceeds as described in the F-1 Registration Statement. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

Item 15.
CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

As of December 31, 2022, based on an assessment performed by our management on the performance of certain remediation measures (specified below), we concluded that the material weakness in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audit of the effectiveness of internal control over financial reporting as of December 31, 2021 has been remediated.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that had been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge and experience to (i) establish and implement key controls over period-end closing and financial reporting, and (ii) handle complex accounting issues and properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

We have implemented several measures, including, among other things:

•
Hired additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting;
•
Formulated a formal and regular training program for accounting personnel to equip them with sufficient knowledge and practical experience of preparing financial statements under U.S. GAAP and SEC reporting requirements, including mandatory requirements for accounting staff to attend U.S. GAAP course programs offered by third-party organization or accounting firm on a periodically basis; and
•
Established clear roles and responsibilities to develop and implement formal comprehensive financial period-end closing policies and procedures to ensure all transactions are properly recorded and disclosed; and
•
Prepared accounting memorandum for complex accounting matters.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.
[RESERVED]
Item 16A.
AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Item 16B.
CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at https://ir.yatsenglobal.com/Corporate-Governance.

Item 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2021	2022
	(RMB in thousands)
Audit fees(1)	9,500	9,200
Tax fees(2)	102	1,645
All other fees(3)	3,374	—

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

Item 16D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 17, 2021, our board of directors approved a share repurchase program whereby we are authorized to repurchase up to US$100.0 million worth of our ordinary shares (including in the form of ADSs) over the next 24 months. On August 26, 2022, our board of directors authorized a change to the term and size of the share repurchase program, increasing the aggregate value of shares that may be repurchased under the share repurchase program from US$100.0 million to US$150.0 million and extending the effective term of the share repurchase program through August 25, 2024.

As of December 31, 2022, we had repurchased 74,472,586 ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us in 2022. All shares were repurchased in the open market pursuant to the share repurchase program announced on November 18, 2021 and amended on August 26, 2022.

	Total Number of ADSs Purchased	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of the Publicly Announced Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (US$, in millions)
Period

Month #1 (April 1, 2022 - April 30, 2022)	8,608,321	$0.74	8,608,321	140.1
Month #2 (May 1, 2022 - May 31, 2022)	4,558,487	$0.51	4,558,487	137.8
Month #3 (June 1, 2022 - June 30, 2022)	21,220,939	$0.94	21,220,939	117.9
Month #4 (July 1, 2022 - July 31, 2022)	38,204,589	$1.78	38,204,589	50.0
Month #5 (October 1, 2022 - October 31, 2022)	33,427	$0.99	33,427	50.0

Item 16F.
CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.
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

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. Section 303A.01 of the NYSE Listed Company Manual requires a listed company to have a majority of independent directors. Section 302.00 of the NYSE Listed Company Manual requires a listed company to hold an annual shareholders’ meeting during each fiscal year. Section 303A.08 requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, subject to limited exemptions. Section 303A.09 requires that listed companies must adopt and disclose corporate governance guidelines. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADS—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange listing standards.”

Item 16H.
MINE SAFETY DISCLOSURE

Not applicable.

Item 16I.
DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

In May 2022, Yatsen Holding Limited was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021 because of a position taken by an authority in the foreign jurisdiction, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

To our knowledge, no governmental entities in the Cayman Islands own shares of Yatsen Holding Limited, and no governmental entities in China own shares of any of the VIE or the subsidiaries of the VIE in China, as of the date of this annual report.

To our knowledge, the governmental entities in China do not have a controlling financial interest in our company or any of the VIE or the subsidiaries of the VIE as of the date of this annual report.

To our knowledge, none of the members of the board of directors of our company or our operating entities, including the VIE and the subsidiaries of the VIE, is an official of the Chinese Communist Party as of the date of this annual report.

To our knowledge, none of the currently effective memorandum and articles of association (or equivalent organizing document) of our company or the VIE and the subsidiaries of the VIE contains any charter of the Chinese Communist Party.

Item 16J.
Insider Trading Policies

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
2.5

The Seventh Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated September 11, 2020 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.1

2018 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.2*	2022 Share Incentive Plan
4.3

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

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entity of the Registrant

Exhibit Number	Description of Document
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

* Filed with this Annual Report on Form 20-F

** Furnished with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yatsen Holding Limited

By:	/s/ Jinfeng Huang
Name:	Jinfeng Huang
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 26, 2023

YATSEN HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yatsen Holding Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Yatsen Holding Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive income (loss), of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Goodwill Impairment Assessment – Determining Fair Values for Eve Lom Reporting Unit

As described in Notes 2(n) and 10 to the consolidated financial statements, the Company’s consolidated goodwill balance was RMB857 million as of December 31, 2022, and the goodwill associated with the Eve Lom reporting unit was RMB694 million. Management conducts an impairment test as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the fair value of a reporting unit to the unit’s carrying value, including goodwill. An impairment charge is recorded, when necessary, for the amount by which the carrying amount exceeds the reporting unit’s fair value, up to a maximum amount of the goodwill balance for the reporting unit. Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections used in the model for the Eve Lom reporting unit included significant judgments and assumptions relating to revenue growth rates, gross profit ratios, the discount rate and terminal value. Management utilized the services of an independent valuation firm to assist with the determination of the fair value of the reporting unit.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Eve Lom reporting unit is a critical audit matter are (i) the significant judgment utilized by management when developing the fair value of the reporting unit which in turn led to a high degree of auditor judgment, subjectivity, and effort in designing and applying procedures relating to evaluating the reasonableness of management’s estimates and assumptions; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Eve Lom reporting unit. These procedures also included, among others (i) testing management’s process for developing the fair value estimate; (ii) evaluating the competence, capability and objectivity of the independent valuation firm engaged by the Company; (iii) evaluating the appropriateness of the discounted cash flow model; (iv) testing the completeness and accuracy of underlying data used in the model; and (v) evaluating the reasonableness of the significant assumptions used by management related to the revenue growth rates, gross profit ratios, the discount rate and terminal value. Evaluating management’s assumptions related to the revenue growth rates, profit ratios and terminal value involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry forecasts; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. The discount rate was evaluated by comparing it to the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the Company’s discounted cash flow model and the discount rate assumption.

Impairment of Inventories

As of December 31, 2022, the Company’s net balance of inventories was RMB423 million, which represented approximately 7.2% of the total assets. As described in Notes 2(k) and 6 to the consolidated financial statements, the Company recorded an impairment allowance of RMB105 million as of December 31, 2022 for excessive, slow moving, expired and obsolete inventories, to adjust the carrying value of such inventories to the lower of their cost or estimated net realizable value. The estimate requires management to make significant assumptions relating to the demand forecast for inventories, including potential product obsolescence, sales strategy, and marketability of inventories.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the impairment of inventories. These procedures also included, among others, (i) evaluating the appropriateness of management’s estimation process of the net realizable value of inventory; (ii) testing the completeness and accuracy of underlying data used in the model, including historical sales performance and turnover of individual stock-keeping units (“SKUs”) and the aging and expiration dates of inventory on hand at December 31, 2022; and (iii) evaluating the reasonableness of the significant assumptions used by management related to potential product obsolescence, sales strategy and marketability underlying the demand forecast by (i) reviewing the actual subsequent sales volume to corroborate management’s judgements applied over the indicators of excessive, slow moving and obsolete SKUs; (ii) testing net realizable value by comparing the actual selling prices of certain SKUs subsequent to the year end to their carrying amounts at the year end, and (iii) performing retrospective reviews by comparing actual inventory write-downs with previously established historical estimates, to evaluate management’s ability to establish reasonable estimates.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

April 26, 2023

We have served as the Company’s auditor since 2019.

YATSEN HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			(Note2(e))
Assets
Current assets
Cash and cash equivalents	3,138,008	1,512,945	219,356
Short-term investment	-	1,072,867	155,551
Accounts receivable	355,837	200,843	29,119
Inventories	695,761	423,287	61,371
Prepayments and other current assets	366,191	292,825	42,456
Amounts due from related parties	60	5,654	820
Total current assets	4,555,857	3,508,421	508,673
Non-current assets
Restricted cash	-	41,383	6,000
Investments	350,380	502,579	72,867
Property and equipment, net	245,314	75,619	10,964
Goodwill	869,421	857,145	124,274
Intangible assets, net	745,851	689,669	99,993
Deferred tax assets	2,000	1,951	283
Right-of-use assets, net	422,966	133,004	19,284
Other non-current assets	80,220	52,885	7,668
Total non-current assets	2,716,152	2,354,235	341,333
Total assets	7,272,009	5,862,656	850,006
Liabilities, redeemable non-controlling interests and shareholders' equity (deficit)
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB11,765 and RMB8,813 as of December 31, 2021 and 2022, respectively)	240,815	119,847	17,376
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of RMB14,262 and RMB5,892 as of December 31, 2021 and 2022, respectively)	20,680	16,652	2,414
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Group of RMB18,727 and RMB16,624 as of December 31, 2021 and 2022, respectively)	370,531	323,259	46,868
Amounts due to related parties	13,967	27,242	3,950
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Group of RMB1,005 and RMB929 as of December 31, 2021 and 2022, respectively)	16,747	21,826	3,164
Lease liabilities due within one year (including lease liabilities of the consolidated VIEs without recourse to the Group of RMB74 and RMB78 as of December 31, 2021 and 2022, respectively)	214,843	79,586	11,539
Total current liabilities	877,583	588,412	85,311
Non-current liabilities
Deferred tax liabilities	124,450	113,441	16,447
Deferred income-non current	56,180	45,280	6,565
Lease liabilities (including lease liabilities of the consolidated VIEs without recourse to the Group of RMB78 and nil as of December 31, 2021 and 2022, respectively)	206,303	52,997	7,684
Total non-current liabilities	386,933	211,718	30,696
Total liabilities	1,264,516	800,130	116,007
Commitments and contingencies

YATSEN HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			(Note2(e))
Redeemable non-controlling interests	338,587	339,924	49,284
Shareholders’ equity (deficit)

Ordinary shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated; 1,938,303,919 Class A shares and 758,869,844 Class B ordinary shares issued; 1,789,239,887 Class A ordinary shares and 737,513,429 Class B ordinary shares outstanding as of December 31, 2021; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated; 2,030,600,883 Class A shares and 666,572,880 Class B ordinary shares issued; 1,569,677,384 Class A ordinary shares and 666,572,880 Class B ordinary shares outstanding as of and December 31, 2022)

	173	173	25
Treasury shares	(22,330)	(669,150)	(97,018)
Additional paid-in capital	11,697,942	12,038,802	1,745,462
Statutory reserves	21,352	24,177	3,505
Accumulated deficit	(5,782,169)	(6,600,365)	(956,963)
Accumulated other comprehensive loss	(255,780)	(74,195)	(10,754)
Total Yatsen Holding Limited shareholders' equity	5,659,188	4,719,442	684,257
Non-controlling interests	9,718	3,160	458
Total shareholders' equity	5,668,906	4,722,602	684,715
Total liabilities, redeemable non-controlling interests and shareholders' equity	7,272,009	5,862,656	850,006

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note2(e))
Total net revenues	5,233,170	5,839,973	3,706,122	537,337
Total cost of revenues	(1,869,145)	(1,941,177)	(1,187,370)	(172,152)

Gross profit	3,364,025	3,898,796	2,518,752	365,185
Operating expenses:
Fulfilment expenses	(425,052)	(434,018)	(269,886)	(39,130)
Selling and marketing expenses	(3,412,159)	(4,005,589)	(2,330,480)	(337,888)
General and administrative expenses	(2,142,973)	(941,347)	(720,409)	(104,449)
Research and development expenses	(66,512)	(142,086)	(126,875)	(18,395)
Total operating expenses	(6,046,696)	(5,523,040)	(3,447,650)	(499,862)
Loss from operations	(2,682,671)	(1,624,244)	(928,898)	(134,677)
Financial income	14,313	45,658	34,656	5,025
Foreign currency exchange losses	(2,774)	(1,751)	(35,357)	(5,126)
Income (loss) from equity method investments, net	(293)	5,978	12,548	1,819
Impairment loss of investments	-	(1,375)	(5,078)	(736)
Other (expenses) income, net	(10,020)	27,775	103,501	15,006
Loss before income tax expenses	(2,681,445)	(1,547,959)	(818,628)	(118,689)
Income tax (expenses) benefits	(6,970)	921	(2,705)	(392)
Net loss	(2,688,415)	(1,547,038)	(821,333)	(119,081)
Less: Net loss attributable to non-controlling interests and redeemable non-controlling interests	(608)	(6,304)	(5,962)	(864)
Net loss attributable to the Yatsen Holding Limited's shareholders	(2,687,807)	(1,540,734)	(815,371)	(118,217)
Accretion to preferred shares	(242,209)	-	-	-
Deemed dividends due to modification of preferred shares	(1,054,220)	-	-	-
Net loss attributable to ordinary shareholders of Yatsen Holding Limited	(3,984,236)	(1,540,734)	(815,371)	(118,217)
Net loss per ordinary share
Net loss per ordinary share-basic	(4.78)	(0.61)	(0.34)	(0.05)
Net loss per ordinary share-diluted	(4.78)	(0.61)	(0.34)	(0.05)
Weighted average number of ordinary shares used in computing net loss per ordinary share
Ordinary shares—basic	833,714,126	2,526,833,201	2,372,728,777	2,372,728,777
Ordinary shares—diluted	833,714,126	2,526,833,201	2,372,728,777	2,372,728,777

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note2(e))
Net loss	(2,688,415)	(1,547,038)	(821,333)	(119,081)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil tax	(111,697)	(158,515)	181,585	26,327
Total comprehensive loss	(2,800,112)	(1,705,553)	(639,748)	(92,754)
Less: Comprehensive loss attributable to the non-controlling interests	(608)	(6,304)	(5,962)	(864)
Comprehensive loss attributable to the Yatsen Holding Limited’s shareholders	(2,799,504)	(1,699,249)	(633,786)	(91,890)

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary Shares		Treasury Shares		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non- controlling	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Income (Loss)	interests	Equity (Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	914,575,197	56	(347,239,975)	(20)	-	19,322	(89,590)	14,432	-	(55,800)
Issuances of restricted shares to founders	93,753,239	6	(93,753,239)	(6)	-	-	-	-	-	-
Share-based compensation of founders' restricted shares	-	-	440,993,214	26	1,030,152	-	-	-	-	1,030,178
Repurchases of ordinary shares	(62,388,247)	(4)	-	-	(351,328)	-	(132,290)	-	-	(483,622)
Deemed share-based compensation related to repurchases of ordinary shares	-	-	-	-	146,294	-	-	-	-	146,294
Issuances of shares due to exercise of share options	15,518,385	1	-	-	(1)	-	-	-	-	-
Share-based compensation related to accelerated vesting of share options	-	-	-	-	138,729	-	-	-	-	138,729
Share-based compensation related to vesting of share options	-	-	-	-	279,908	-	-	-	-	279,908
Issuances of shares to Share Incentive Plan Trust	170,719,987	12	(170,719,987)	(12)	-	-	-	-	-	-
Deemed dividend to preferred shareholders due to modification of preferred shares	-	-	-	-	-	-	(1,054,220)	-	-	(1,054,220)
Deemed repurchase of ordinary shares resulting from redesignation of founder’s ordinary shares to preferred shares	(6,443,998)	(1)	-	-	-	-	(33,289)	-	-	(33,290)
Accretion on preferred shares to redemption value	-	-	-	-	-	-	(242,209)	-	-	(242,209)
Net loss	-	-	-	-	-	-	(2,687,807)	-	(608)	(2,688,415)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(111,697)	-	(111,697)
Appropriation to statutory reserves	-	-	-	-	-	729	(729)	-	-	-
Conversion of convertible redeemable preferred shares	1,301,189,200	85	-	-	5,569,233	-	-	-	-	5,569,318
Issuance of ordinary shares upon initial public offering	270,250,000	18	-	-	4,352,710	-	-	-	-	4,352,728
Capital injection from non-controlling interests	-	-	-	-	-	-	-	-	15,692	15,692

Balance as of December 31, 2020	2,697,173,763	173	(170,719,987)	(12)	11,165,697	20,051	(4,240,134)	(97,265)	15,084	6,863,594
Net loss	-	-	-	-	-	-	(1,540,734)	-	(6,304)	(1,547,038)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(158,515)	-	(158,515)
Share-based compensation related to vesting of share options	-	-	-	-	464,011	-	-	-	-	464,011
Share-based compensation related to accelerated vesting of share options	-	-	-	-	66,429	-	-	-	-	66,429
Repurchase of ordinary shares	-	-	(7,387,292)	(22,319)	-	-	-	-	-	(22,319)
Capital injection from non-controlling interests	-	-	-	-	-	-	-	-	596	596
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	228	228
Exercise of share options	-	-	7,686,832	1	1,919	-	-	-	-	1,920
Transaction with non-controlling interests	-	-	-	-	(114)	-	-	-	114	-
Appropriation to statutory reserves	-	-	-	-	-	1,301	(1,301)	-	-	-
Balance as of December 31, 2021	2,697,173,763	173	(170,420,447)	(22,330)	11,697,942	21,352	(5,782,169)	(255,780)	9,718	5,668,906

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary Shares		Treasury Shares		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non-controlling	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Income (Loss)	interests	Equity (Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	2,697,173,763	173	(170,420,447)	(22,330)	11,697,942	21,352	(5,782,169)	(255,780)	9,718	5,668,906
Net loss	-	-	-	-	-	-	(815,371)	-	(5,962)	(821,333)
Foreign currency translation adjustment	-	-	-	-	-	-	-	181,585	-	181,585
Share-based compensation related to vesting of share options	-	-	-	-	392,727	-	-	-	-	392,727
Share-based compensation related to accelerated vesting of share options	-	-	-	-	(64,660)	-	-	-	-	(64,660)
Related to modification of exercise price of share options on modification day	-	-	-	-	12,793	-	-	-	-	12,793
Repurchase of ordinary shares	-	-	(290,503,052)	(646,820)	-	-	-	-	-	(646,820)
Appropriation to statutory reserves	-	-	-	-	-	2,825	(2,825)	-	-	-
Others	-	-	-	-	-	-	-	-	(596)	(596)
Balance as of December 31, 2022	2,697,173,763	173	(460,923,499)	(669,150)	12,038,802	24,177	(6,600,365)	(74,195)	3,160	4,722,602

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash Flows from Operating Activities
Net loss	(2,688,415)	(1,547,038)	(821,333)	(119,081)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	74,551	130,666	114,047	16,535
Amortization of intangible assets	3,476	50,705	56,848	8,242
Share-based compensation	1,900,588	530,440	340,860	49,420
Amortization of right-of-use assets	185,843	245,893	168,369	24,411
Recognition of deferred income	-	(14,515)	(14,934)	(2,165)
Impairment allowance of inventory	21,496	87,045	(3,079)	(446)
Deferred income tax expenses (benefits)	3,451	(5,428)	(8,360)	(1,212)
Impairment of and loss on disposal of property and equipment	15,072	36,231	80,288	11,641
Loss on disposal of intangible assets	27	2,672	920	133
Gain from acquisition of a joint venture	-	(2,094)	-	-
Impairment of investments	-	1,375	5,078	736
Share of (income) loss from equity investments	293	(5,978)	(12,548)	(1,819)
Provision for expected credit loss	2,643	-	-	-
Changes in operating assets and liabilities:
Accounts receivable	(154,015)	99,745	154,995	22,472
Interest receivables on short-term investments	-	-	319	46
Prepayments and other current assets	(190,621)	(42,715)	65,916	9,557
Inventories	(134,255)	(109,930)	277,997	40,306
Other non-current assets	(25,752)	(18,961)	27,335	3,963
Amounts due from related parties	(564)	1,260	(5,594)	(811)
Amounts due to related parties	11,814	2,153	13,275	1,925
Accounts payable	66,163	(244,444)	(120,970)	(17,539)
Accrued expenses and other liabilities	174,698	(63,683)	(17,303)	(2,509)
Advances from customers	3,051	14,376	(4,028)	(584)
Deferred income	-	71,668	-	-
Income tax payables	(55,958)	(1,437)	5,079	736
Lease liabilities	(196,954)	(238,447)	(166,969)	(24,208)
Net Cash provided by (used in) Operating Activities	(983,368)	(1,020,441)	136,208	19,749
Cash Flows from Investing Activities
Purchases of intangible assets	(159,010)	(25,304)	(8,550)	(1,240)
Purchases of property and equipment	(225,569)	(141,433)	(50,778)	(7,362)
Proceeds from disposal of property and equipment	471	-	4,099	594
Purchases of short-term investments	-	-	(2,421,802)	(351,128)
Sales of short-term investments	10,000	-	1,459,564	211,617
Acquisition of businesses, net of cash and cash equivalents acquired	(3,196)	(989,652)	(2,107)	(305)
Investments on equity investments	(35,552)	(322,825)	(135,842)	(19,695)
Pre-paid consideration for an acquisition	(95,976)	(5,043)	-	-
Net Cash used in Investing Activities	(508,832)	(1,484,257)	(1,155,416)	(167,519)
Cash Flows from Financing Activities
Proceeds from short-term borrowings	10,000	-	-	-
Repayments for short-term borrowings	(10,000)	(100)	-	-
Proceeds from issuance of preferred shares, net of issuance costs	3,868,594	-	-	-
Proceeds from issuance of ordinary shares, net of issuance costs	4,380,213	-	-	-
Repayment of a shareholder receivable resulting from Repurchases of Ordinary Shares	-	12,959	-	-
Capital contributions from non-controlling interests	-	596	-	-
Issuance costs of issuance of Ordinary Shares in IPO	-	-	(1,706)	(247)
Proceeds from exercise of vested share options	-	-	1,906	276
Repurchases of ordinary shares	(491,167)	(15,161)	(654,650)	(94,915)
Repurchases of preferred shares	(1,076,771)	-	-	-
Net Cash provided by (used in) Financing Activities	6,680,869	(1,706)	(654,450)	(94,886)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(131,856)	(88,980)	89,978	13,044
Net increase (decrease) in cash and cash equivalents and restricted cash	5,056,813	(2,595,384)	(1,583,680)	(229,612)
Cash and cash equivalents and restricted cash at the beginning of the year	676,579	5,733,392	3,138,008	454,968
Cash and cash equivalents and restricted cash at the end of the year	5,733,392	3,138,008	1,554,328	225,356
Supplemental disclosures of cash flow information
Income taxes paid	(59,437)	(6,190)	(6,108)	(886)
Cash paid for interest	(93)	-	-	-
Supplemental schedule of non-cash investing and financing activities
Purchases of property and equipment	40,412	19,709	10,607	1,538
Purchases of intangible assets	-	2,999	282	41
Receivables of exercise price of share options	-	1,920	-	-
Payable for repurchases of Ordinary Shares	-	7,166	-	-
Deemed repurchase of ordinary shares resulting from redesignation of Founder’s ordinary shares to preferred shares	35,142	-	-	-
Capital injection from non-controlling interests	15,692	338,587	1,337	194

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data or otherwise noted)

1.
PRINCIPAL ACTIVITIES AND REORGANIZATION
(a)
Principal activities

Yatsen Holding Limited (the “Company”) was incorporated in the Cayman Islands on September 12, 2016. The Company, through its consolidated subsidiaries, the variable interest entities (“VIEs”) and VIE’s subsidiaries (collectively referred to as the "Group"), is primarily engaged in selling beauty products and is a consumer-centric, technology-and data-driven beauty platform in the People's Republic of China ("the PRC"). The Company was listed on the New York Stock Exchange on November 19, 2020.

As of December 31, 2022, details of the Company's principal subsidiaries and VIE were as follows:

	Place of	Date of	Percentage of
	incorporation	incorporation	beneficial ownership	Principal activities
Principal subsidiaries:
Guangzhou Yatsen Global Co., Ltd.(“Guangzhou Yatsen”)	PRC	July 29, 2015	100%	Cosmetics Sales
Guangzhou Yatsen Cosmetics Co., Ltd.	PRC	March 24, 2017	100%	Cosmetics Sales
Guangzhou Yiyan Cosmetics Co., Ltd.	PRC	April 15, 2019	100%	Cosmetics Sales
Galenic (Shanghai) E-commerce Co., Ltd.	PRC	January 28, 2021	90%	Cosmetics Sales
Guangzhou DR.WU Cosmetics Co., Ltd.	PRC	January 5, 2021	90%	Cosmetics Sales
SNK (Shanghai) Limited	PRC	July 31, 2018	90%	Cosmetics Sales

VIE:
Huizhi Weimei (Guangzhou) Trading Co., Ltd.(“HZ VIE”)	PRC	February 22, 2019	100%	Cosmetics Sales

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
PRINCIPAL ACTIVITIES AND REORGANIZATION (Continued)
(b)
VIE Arrangements between the VIEs and the Company's PRC subsidiary (Continued)

The following consolidated financial information of the consolidated VIEs is included in the accompanying consolidated financial statements as of and for the year ended:

	As of December 31,
	2021	2022
	RMB	RMB
Cash and cash equivalents	27,539	8,924
Accounts receivable	8,109	2,047
Inventories, net	1,006	1,080
Prepayments and other current assets	17,525	9,723
Total current assets	54,179	21,774

Investments	118,862	161,640
Property and equipment, net	11,106	5,745
Intangible assets, net	38	2
Right-of-use assets, net	143	74
Total non-current assets	130,149	167,461
Total assets	184,328	189,235

Accounts payable	11,765	8,813
Advances from customers	14,262	5,892
Accrued expenses and other liabilities	18,727	16,624
Income tax payables	1,005	929
Lease liabilities due within one year	74	78
Amounts due to non-VIE subsidiaries	193,917	195,389
Total current liabilities	239,750	227,725
Lease liabilities	78	-
Total liabilities	239,828	227,725

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues	907,735	521,835	323,246
Net income (loss)	(176,187)	(27,886)	16,624
Net cash provided by operating activities	47,830	17,178	17,306
Net cash used in investing activities	(17,102)	(121,236)	(30,277)
Net cash provided by (used in) financing activities	(2,603)	100,450	(5,644)
Net increase (decrease) in cash and cash equivalents	28,125	(3,608)	(18,615)

(1) During years ended December 31, 2020, 2021 and 2022, the consolidated VIEs earned inter-company revenues in the amounts of RMB11,665, nil and nil, respectively. In addition, the proceeds from advances from Group companies to the consolidated VIEs in 2020, 2021 and 2022 are in the amount of RMB303,913, RMB129,664, and nil, respectively and the repayment of advances to Group companies by the consolidated VIEs in 2020, 2021 and 2022 are in the amount of RMB303,913, RMB36,664 and nil, respectively. All of these transactions have been eliminated in consolidation.

(2) As at December 31, 2021 and 2022, amounts due to non-VIE subsidiaries included RMB93,000 and RMB93,000 for debt financing from Group companies to the consolidated VIEs not yet returned.

(3) Aoyan Shanghai Cosmetics Trading Co., Ltd.(“Aoyan”) was acquired through a series of contractual arrangements entered on June 4, 2019 that enabled the Group to control Aoyan and to receive all rewards associated with equity ownership. The Group subsequently entered a series of VIE arrangements described in Note 1.(b) to replace the above contracts on May 8, 2020. The Group acquired 100% of the equity interest of Aoyan for no consideration on July 17, 2020 and terminated all VIE arrangements for Aoyan. Therefore, Aoyan was treated as one of the consolidated VIEs for the period from June 4, 2019 to July 17, 2020. Financial information of Aoyan after July 17, 2020 was excluded from the consolidated financial information of the consolidated VIEs disclosed above.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

1.
PRINCIPAL ACTIVITIES AND REORGANIZATION (Continued)
(b)
VIE Arrangements between the VIEs and the Company's PRC subsidiary (Continued)

In accordance with the aforementioned agreements, the Company has the power to direct activities of the VIEs, and can have assets transferred out of VIEs. Therefore, the Company considers that there is no asset in VIEs that can be used only to settle obligations of the VIEs, except for registered capital, as of December 31, 2022. As VIEs were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss. There is no VIEs where the Company has variable interest but is not the primary beneficiary. The Group believes that the contractual arrangements among its shareholders and Guangzhou Yatsen comply with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms. The Company’s ability to control the VIEs also depends on the voting rights proxy and the effect of the share pledge under the Equity Pledge Agreement and Guangzhou Yatsen has to vote on all matters requiring shareholder approval in VIEs. As noted above, the Company believes this voting right proxy is legally enforceable but may not be as effective as direct equity ownership.

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

(c)
Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include inventory valuation, goodwill impairment assessment, valuation and recognition of share-based compensation arrangements, and fair value of assets and liabilities acquired in business combinations. The management bases the estimates and judgments on historical information and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates.

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

(e)
Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the noon buying rate of US$ 1.00 = RMB 6.8972 on December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate.

(f)
Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments with original maturity of less than three months. Cash and cash equivalents are placed with financial institutions with high-credit ratings and quality.

(g)
Restricted cash

Restricted cash primarily represents cash reserved in relation to litigations and security deposits held in the depositary bank account for financial guarantee. As at December 31,2021 and 2022, the restricted cash amounted to nil and RMB 41,383 , respectively.

(h)
Short-term investment

Short-term investment represent time deposits placed with banks with original maturities between three months and one year. Interest earned is recorded as interest income in the consolidated statements of operations during the periods presented.

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

The Group’s accounts receivable primarily include (i) receivables from the e-commerce platform distributors who sell products to their end customers on prepayment term and therefore are subject to limited credit loss risk from their customers, and (ii) receivables from Payment Channels who collect from the Group’s end customers on behalf of the Group before the delivery of products, and (iii) receivables from wholesale customers. Based on such industry practice and considering no significant bad debt expense incurred historically, the Group expected no significant credit losses will be incurred for accounts receivable due from these three types of customers.

(k)
Inventories

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

The estimated useful lives of intangible assets are as follows:

Category	Estimated useful lives
Trademarks	9-20 years
Software	5-10 years
Customer Relationship	10 years
Techniques	10 years
Non-compete	5 years

(n)
Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the identifiable assets acquired and the liabilities assumed of an acquired business.The Group conducts an impairment test as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired.

In accordance with ASC 350, the Group does not amortize goodwill, but tests it for impairment. The Group tests goodwill for impairment at the reporting unit level on an annual basis as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. The Group adopted ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, and in accordance with the FASB, pursuant to which the Group has the option to choose whether it will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. For reporting units applying a qualitative assessment first, the Group starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value of each reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, but limited to the total amount of goodwill allocated to that reporting unit.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The Group estimates fair value using the income approach and the market approach. The fair value determined using the income approach is compared with comparable market data and reconciled, as necessary. The judgment in estimating the fair value of reporting units includes revenue growth rates and profitability in estimating future cash flows; determining appropriate discount rates and earnings multipliers based on market data of comparable companies engaged in a similar business under the market approach; and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

No impairment provision was made for the years ended December 31, 2020, 2021 and 2022.

(o)
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)
Business combination (Continued)

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in additional paid-in capital.

(p)
Investments

1)
Equity investments accounted for using the equity method

The Group accounts for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or losses of the investee after the date of investment.

2)
Equity investments without readily determinable fair values

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

(q)
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

(r)
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

(s)
Redeemable non-controlling interests

The Group determined that the non-controlling interest with redemption rights should be classified as redeemable non-controlling interest since they are contingently redeemable upon the occurrence of certain conditional events, which are not solely within the control of the Group.

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

The process of adjusting redeemable non-controlling interests to its redemption value (the “Mezzanine Adjustment”) should be performed after attribution of the subsidiary’s net income or loss pursuant to ASC 810, Consolidation. The carrying amount of redeemable non-controlling interests will equal the higher of the amount resulting from application of ASC 810 or the amount resulting from the Mezzanine Adjustment. As the expected redemption value is less than the carrying value of redeemable non-controlling interests, there is nil mezzanine adjustment recognized for the year ended December 31, 2022.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t)
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

The Group’s revenues are primarily derived from (i) sales of the Group’s products to third party platform distributor customers and wholesale customers who then sell to end customers and (ii) sales of the Group’s products to end customers directly through the Group’s online stores run on third party e-commerce platforms and through offline stores operated by the Group. Refer to Note 15 to the consolidated financial statements for disaggregation of the Group's revenues for the years ended December 31, 2020, 2021 and 2022.

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
(t)
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

Sales incentives

The Group grants points to customers when they purchase goods from its online platforms. The points can be used to offset against payments or exchanged for goods when customers make their future purchases. The Group considers the points as a separate performance obligation and allocates the transaction price proportionally between the product sold and the points granted on a relative standalone selling price basis in consideration of the likelihood of future redemption based on historical experience and the equivalent value per point when they are redeemed. The deferred income recorded for the point is considered as a contract liability. As of December 31, 2021 and 2022, the Group recorded contract liability related to the points of RMB11,722 and RMB3,814, respectively.

Contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as of December 31, 2021 and 2022.

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

As of December 31, 2021 and 2022, advances from customers were RMB20,680 and RMB16,652, respectively. All contract liability balances at the beginning of the years were recognized as revenue in the following years due to generally short-term duration of contracts.

During the years ended December 31, 2020, 2021 and 2022, the Group did not have any revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t)
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

(u)
Cost of revenues

Cost of revenues consists primarily of material costs, consignment manufacturing cost and related costs that are directly attributable to the production of products.

(v)
Fulfilment expenses

Fulfilment expenses primarily represent expenses incurred for warehousing, shipping and delivering products to customers, mainly including rental and personnel costs for warehouses as well as third party shipping costs.

(w)
Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) advertising and marketing promotion expenses, (ii) platform commission, (iii) personnel costs for sales and marketing staff, (iv) rental, depreciation expenses, personnel and other costs for offline experience stores and (v) share-based compensation expenses. For the years ended December 31, 2020, 2021 and 2022, advertising and marketing promotion expenses totaled to RMB2,215,074, RMB2,369,769 and RMB1,064,621, respectively.

(x)
Research and development expenses

Research and development expenses primarily consist of personnel costs for research and development staff, general expenses and depreciation expenses associated with research and development activities.

(y)
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

(z)
Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue and pay the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees, and the Group’s obligations are limited to the amounts contributed with no legal obligation beyond the contributions made. Employee social security and welfare benefits, as part of the personnel costs, included as expenses in the accompanying consolidated statement of operations amounted to RMB41,719, RMB93,296 and RMB73,672 for the years ended December 31, 2020, 2021 and 2022, respectively.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

(aa) Share-based compensation

The Group grants restricted shares to the founders and share options to its management and other key employees (collectively, “Share-based Awards”). Such compensation is accounted for in accordance with ASC 718, Compensation—Stock Compensation. Share-based Awards with service conditions only are measured at the grant date fair value of the awards and recognized as expenses using the straight-line method, net of estimated forfeitures, if any, over the requisite service period. For awards with performance conditions, the Group would recognize compensation cost if and when it concludes that it is probable that the performance condition will be achieved.

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

(ab) Income taxes

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also applies to the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group's uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its consolidated statement of operations. There were no interest and penalties associated with uncertain tax positions for the years ended December 31, 2020, 2021 and 2022. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ac) Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the periods presented, comprehensive income (loss) is reported in the consolidated statements of comprehensive income, and other comprehensive income (loss) includes foreign currency translation adjustments.

(ad) Statutory reserves

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

For the years ended December 31, 2020, 2021 and 2022, the profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was RMB729, RMB1,301 and RMB2,825, respectively. No appropriation to other reserve funds was made for any of the periods presented.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ae) Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted income (loss) per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary equivalent shares are not included in the denominator of the diluted income (loss) per share calculation when inclusion of such share would be anti-dilutive.

(af) Related parties

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

(ag) Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

The Group's principal operations are currently organized into three major segments on a product category basis, namely Color Cosmetics Brands, Skincare Brands and others.

(ah) Recent accounting pronouncements

In March 2022, the FASB issued ASU No. 2022-02, “Financial Instruments — Credit Losses (Topic 326) — Troubled Debt Restructurings and Vintage Disclosures.” This ASU eliminates the recognition and measurement guidance for troubled debt restructurings (TDRs) and requires enhanced disclosures about loan modifications for borrowers experiencing financial difficulty. This ASU also requires enhanced disclosure for loans that have been charged off. The ASU became effective in January 2023 under a prospective approach. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In March 2022, the SEC staff issued SAB 121 (SAB 121) — “Accounting for obligations to safeguard crypto-assets an entity holds for platform users.” SAB 121 adds interpretive guidance requiring an entity to recognize a liability on its balance sheet to reflect the obligation to safeguard the crypto-assets held for its platform users, along with a corresponding asset. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In June 2022, the FASB issued ASU No. 2022-03, “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions.” This ASU clarifies that a contractual restriction on the sale of an equity security should not be considered in measuring its fair value. In addition, the ASU requires specific disclosures related to equity securities that are subject to contractual sale restrictions. The ASU is effective in January 2024 under a prospective approach. Early adoption is permitted. Adoption of this ASU is not expected to have a material impact on the Group’s consolidated financial statements.

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

(c)
Concentration of customers and suppliers

There were no customers which individually represented greater than 10% of the total net revenue for the years ended December 31, 2020, 2021 and 2022. There were accounts receivable due from two platform distributor customers which individually represented greater than 10% and totally contributed to 56% of the Group’s total accounts receivable as of December 31, 2021. There was accounts receivable due from one of the platform distributor customers which individually represented greater than 10% and contributed to 21% of the Group’s total accounts receivable as of December 31, 2022.

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

There were purchases from two suppliers which individually represented greater than 10% and totally contributed to 27% of the total purchases amount for the year ended December 31, 2022 and the corresponding accounts payable due to these two suppliers individually represented greater than 9% and totally contributed to 28% of the Group's total accounts payable and amounts due to related parties as of December 31, 2022.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

4.
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, and all highly liquid investments with original maturities of three months or less. Cash and cash equivalents and restricted cash balances as of December 31, 2021 and 2022 primarily consist of the following currencies:

	As of December 31,
	2021		2022
	Amount	RMB	Amount	RMB
Cash and cash equivalents
RMB	627,058	627,058	470,428	470,428
US$	383,680	2,446,199	143,342	996,826
GBP	5,337	45,931	3,365	28,246
EUR	1,509	10,895	1,271	9,435
HKD	7,879	6,450	4,999	4,465
JPY	17,793	999	15,327	803
SGD	99	476	529	2,742
Total cash and cash equivalents		3,138,008		1,512,945
Restricted cash
US$	-	-	6,000	41,383
Total cash, cash equivalents and restricted cash		3,138,008		1,554,328

5.
ACCOUNTS RECEIVABLE

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivable, net	355,837	200,843

6.
INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Raw materials and packing materials	43,922	29,369
Products	759,832	498,832
Less: impairment allowance	(107,993)	(104,914)
Inventories	695,761	423,287

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

7.
PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2021	2022
	RMB	RMB
Prepayments of promotion fees (a)	130,058	103,748
VAT recoverable (b)	95,899	75,049
Deposits, prepaid rental and property management fees	62,877	61,858
Prepayments for products procurement (c)	6,731	5,604
Others	70,626	46,566
	366,191	292,825

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

8.
INVESTMENTS

The following sets forth the Group's investments:

	As of December 31,
	2021	2022
	RMB	RMB
Equity method investments (a)	286,513	436,536
Equity investments without readily determinable fair values (b)	65,226	72,592
Total	351,739	509,128
Less: impairment on investments	(1,359)	(6,549)
Investment, net	350,380	502,579

(a)
As at December 31, 2022 and 2021, the balances represented the Group’s investments made in six and five private entities respectively.
(b)
As at December 31, 2022 and 2021, the balances represented the Group’s investments made in three private entities.

9.
PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Leasehold improvements	353,322	152,993
Electronic equipment	50,290	38,886
Machinery	22,103	10,911
Office furniture and equipment	10,719	9,037
Vehicles	4,317	4,412
Construction in progress	60	1,792
Total	440,811	218,031
Less: accumulated depreciation	(183,145)	(138,891)
Less: impairment charges	(12,352)	(3,521)
Property and equipment, net	245,314	75,619

The Group recorded depreciation expense of RMB74,551, RMB130,666 and RMB114,047 for the years ended December 31, 2020, 2021 and 2022, respectively.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

The Group recorded impairment losses for property and equipment of nil, RMB12,352 and RMB72,629 for the years ended December 31, 2020, 2021 and 2022 respectively. The impairment losses were mainly charged for leasehold improvement of certain offline stores decided to close. The impairment losses were charged to selling and marketing expenses in the consolidated statements of operations.

10.
GOODWILL

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Color Cosmetics Brands	Skincare Brands	Total
	RMB
Balance as of December 31, 2020	20,596	-	20,596
Increase in goodwill related to acquisition	-	880,314	880,314
Foreign currency translation adjustments	-	(31,489)	(31,489)
Balance as of December 31, 2021	20,596	848,825	869,421
Increase in goodwill related to acquisition	5,266	-	5,266
Foreign currency translation adjustments	-	(17,542)	(17,542)
Balance as of December 31, 2022	25,862	831,283	857,145

As of December 31, 2022, the goodwill associated with the Eve Lom reporting unit was RMB694 million. The Group conducted an impairment test as of December 31, 2022 and the fair value is estimated by the Group using a discounted cash flow model. The Group’s cash flow projections used in the model for the Eve Lom reporting unit included significant judgments and assumptions relating to revenue growth rates, gross profit ratios, the discount rates and terminal value. The Group utilized the services of an independent valuation firm to assist with the determination of the fair value of the reporting units.

No impairment charge was recognized for the years ended December 31, 2020, 2021 and 2022.

11.
INTANGIBLE ASSETS, NET

	As of December 31,
	2021	2022
	RMB	RMB
Cost:
Trademark	625,715	618,893
Software	32,942	40,301
Customer relationship	90,479	88,138
Technique	43,085	41,971
Non-compete	6,900	6,900
Total cost	799,121	796,203
Less: accumulated amortization	(53,270)	(106,534)
Intangible assets, net	745,851	689,669

During the years ended December 31, 2020, 2021 and 2022, the Company acquired intangible assets amounting to nil,RMB622,151 and nil, respectively, in connection with business combinations, which were measured at fair value upon acquisition.

Amortization costs recognized for the years ended December 31, 2020, 2021 and 2022 were RMB3,476, RMB50,705 and RMB56,848, respectively.

No impairment was recorded for the years ended December 31, 2020, 2021 and 2022.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

As of December 31, 2022, estimated amortization expenses for future periods are expected to be as follows:

Year ended December 31,
RMB

2023	53,717
2024	53,205
2025	52,812
2026	51,195
2027 and thereafter	478,740
Total expected amortization expense	689,669

The remaining weighted average amortization periods of intangible assets as of December 31, 2021 and 2022 are 16.3 years and 14.6 years, respectively.

12.
OTHER NON-CURRENT ASSETS

	As of December 31,
	2021	2022
	RMB	RMB
Long-term rental deposits	42,863	15,356
Prepaid service fees	14,250	16,119
Loans to employees	11,800	18,100
Prepaid consideration for an acquisition	5,040	-
Prepaid long-term celebrity endorsement fees	1,804	2,476
Others	4,463	834
	80,220	52,885

13.
ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2021	2022
	RMB	RMB
Accrued payroll related expenses	114,496	108,868
Accrued advertising and marketing expenses	79,662	93,034
Accrued storage and transportation fees	38,269	31,264
Accrued leasehold improvement costs	33,370	12,621
Other taxes payable	22,886	17,863
Payable related to repurchase of ordinary shares	7,166	-
Refund obligation of sales return	4,530	3,739
Others	70,152	55,870
	370,531	323,259

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

14.
LEASES

The Group has operating leases for warehouses, stores, office spaces, and delivery centers that the Group utilizes under lease arrangements.

A summary of supplemental information related to operating leases is as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Operating lease ROU assets	422,966	133,004
Operating lease liabilities-non-current	206,303	52,997
Operating lease liabilities-current	214,843	79,586
Total operating lease liabilities	421,146	132,583
Weighted average remaining lease term	1.94 years	2.39 years
Weighted average discount rate	5.06%	4.31%

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

14.
LEASES (Continued)

A summary of lease cost recognized in the Group’s consolidated statements of operations and supplemental cashflow information related to operating leases is as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating lease cost	179,515	268,321	164,483
Short-term lease cost	4,249	420	275
Variable cost	6,396	9,166	973
Cash paid for operating leases	168,943	265,997	180,561
Right-of-use assets obtained in exchange for operating lease liabilities	448,148	269,601	76,040

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2022 is as follows:

As of December 31,
2022
RMB
2023	83,596
2024	31,318
2025	9,770
2026	8,654
2027	6,090
2028 and thereafter	1,007
Total lease payment	140,435
Less: interest	(7,852)
Present value of operating lease liability	132,583

15.
REVENUES

The Group’s revenue by channel for the respective periods are detailed as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Sales of product by channel
—Sales to end customers	4,548,804	4,878,453	3,145,807
—Sales to distributor customers	678,873	941,322	546,543
—Others	5,493	20,198	13,772
Total revenues	5,233,170	5,839,973	3,706,122

Please refer to Note 25 for the disclosure of the Group's revenues by product categories for the years ended December 31, 2020, 2021 and 2022.

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

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiaries of the Group and the consolidated VIEs in the PRC are subject to a uniform income tax rate of 25% for years presented. According to relevant policies promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 75% or 100% of qualified research and development expenses incurred in determining its tax assessable profits for that year (“Super Deduction”). The additional deduction of 100% or 75% of qualified R&D expenses can only be claimed directly in the annual EIT filling and subject to the approval from the relevant tax authorities.

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

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2021 and 2022 were approximately RMB54,822 and RMB65,976, respectively. The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in PRC. Therefore, no withholding income tax for undistributed earnings of its subsidiaries were provided as at December 31, 2021 and 2022 respectively.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

16.
INCOME TAX EXPENSES (Continued)

Composition of income tax expense

The current and deferred components of income taxes appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Income (loss) before income tax expense	(2,681,445)	(1,547,959)	(818,628)

Current tax expense	3,519	4,507	11,065
Deferred tax expense (benefits)	3,451	(5,428)	(8,360)
Total income tax expense (benefits)	6,970	(921)	2,705

The income tax expense for each of the years ended December 31, 2020, 2021 and 2022 differs from the amount computed by applying the PRC statutory income tax rate of 25% to income before income tax expense due to the following:

	Year ended December 31,
	2020	2021	2022
PRC statutory income tax rate	25%	25%	25%
Permanent differences	-17%	-9%	-12%
Tax effect of different tax rate of different jurisdictions	0%	0%	0%
Tax effect of Super Deduction and others	0%	1%	1%
Changes in valuation allowance	-8%	-17%	-14%
Effective tax rates	0%	0%	0%

Deferred tax assets

The significant components of the Group's deferred tax assets were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Net operating loss carry forwards	470,227	578,992
Inventory valuation allowance	27,048	26,187
Accrued expenses and others	19,225	29,150
Total deferred tax assets	516,500	634,329
Less: valuation allowance	(514,500)	(632,378)
Deferred tax assets, net	2,000	1,951

Movement of valuation allowance

	Year ended December 31,
	2021	2022
	RMB	RMB
Balance at beginning of the year	237,965	514,500
Additions	276,535	117,878
Balance at end of the year	514,500	632,378

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

16.
INCOME TAX EXPENSES (Continued)

The valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowances as of December 31, 2021 and 2022 were mainly provided for net operating loss carry forward, because such deferred tax assets are not more likely than not to be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Deferred tax liabilities

The Group's deferred tax liability was as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Related to acquired intangible assets	124,450	113,441

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31 , 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

17.
ORDINARY SHARES

On September 2016, the Company was incorporated as a limited liability company with authorized share capital of US$ 50 divided into 5,000,000,000 ordinary shares of par value US$ 0.00001 each. In July 2019, the Company adopted a dual voting structure on its shares and the Company’s ordinary shares were divided into Class A and Class B ordinary shares, and all of the vested ordinary shares held by the founders were designated as Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in all shareholders’ meetings, while holders of Class B ordinary shares are entitled to ten votes per share. The number of the Company’s authorized ordinary shares has been revised and reduced accordingly to 4,044,840,121 shares, including 3,130,264,924 Class A ordinary shares and 914,575,197 Class B ordinary shares. On same date, the Company issued 157,846,049 Class B ordinary shares to several founders, repurchased 7,713,574 ordinary shares and concurrently issued 7,713,574 Series C preferred shares to investors.

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
(ii)
The Company issued 93,753,239 Class B ordinary shares to several founders, which were subject to service conditions (Note 18(a)).
(iii)
The Company repurchased 62,388,247 Class B ordinary shares. Concurrently, the Company issued 62,388,247 Series Seed preferred shares to investors. 6,443,998 ordinary shares owned by one of founders were redesignated into preferred shares (Note 18(b)).
(iv)
The Company issued 15,518,385 Class A ordinary shares as a result of accelerated vesting and exercise of share options (Note 18(d)).
(v)
The Company issued 149,363,572 Class A ordinary shares and 21,356,415 Class B ordinary shares to share Incentive Plan Trust.

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

During the year ended December 31, 2021, 7,686,832 share options were exercised. The Company also repurchased an aggregate of 1,846,823 ADSs, representing 7,387,292 Class A ordinary shares at an average price of RMB12.0848 per ADS or RMB3.0212 per Class A ordinary share, for aggregate consideration of RMB22,319.

During the year ended December 31, 2022, the Company further repurchased an aggregate of 72,625,763 ADSs, representing 290,503,052 Class A ordinary shares at an average price of RMB8.9062 per ADS or RMB2.2266 per Class A ordinary share, for aggregate consideration of RMB646,820.

Since the shares repurchased have not been cancelled, the excess of repurchase price over par value was recorded as treasury shares upon the repurchase date.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data or otherwise noted)

18.
SHARE-BASED COMPENSATION

Share-based compensation expenses recognized during the years presented are as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Share-based compensation expenses
- Share-based compensation of founders' restricted shares (a)	1,030,178	-	-
- Related to repurchase of founders’ ordinary shares (b)	146,294	-	-
- Related to the issuances of preferred shares to investors (c)	303,627	-	-
- Related to redesignation of founder’s ordinary shares to preferred shares	1,852	-	-
- Related to accelerated vesting of share options (d)	138,729	66,429	(64,660)
- Related to modification of exercise price of share options on modification day (e)	-	-	12,793
- Related to vesting of share options (f)	279,908	464,011	392,727
Total	1,900,588	530,440	340,860

(a) Founders’ Restricted Shares

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

The fair value of the Founders’ Restricted Shares was determined at the respective grant date by the Company, and was amortized over the respective vesting period on straight line basis. The share-based compensation expenses related to Founders’ Restricted Shares for the years ended December 31, 2020 were RMB 1,030,178.

(b) Repurchase of ordinary shares from the Founders

For the year ended December 31, 2020, the Company repurchased 62,388,247 ordinary shares, from the founders for consideration of RMB483,622. The Company then re-designated these shares into preferred shares for issuances to other investors. Based on its assessment, the Company concluded that the repurchase did not constitute a cash settlement of any share-based awards.

As the respective repurchase price was greater than the fair value of ordinary shares as of the respective repurchase date, the difference between the repurchase price and the fair value was recognized as deemed share-based compensation expenses in the Group's consolidated statements of operations.

The share-based compensation expenses related to the repurchase of ordinary shares from the founders for the year ended December 31, 2020 were RMB 146,294.

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

For the year ended December 31, 2022, 17,863,616 options were accelerated to vest immediately, which was treated as an “improbable to probable” modification of equity-classified awards under ASC 718. The previously recorded compensation expense for the unvested options amounting to RMB77,039 was reversed and RMB12,379, the fair value of modified options at the date of modification, was recognized in the Group’s consolidated statement of operations immediately.

(e) Related to modification of exercise price of share options on modification day

For the year ended December 31, 2022, exercise prices for certain share options were modified. Such modification of exercise price led to recognition of additional share-based compensation expenses, of which RMB12,793 was charged to the Group’s consolidated statements of operations on the modification day for vested options.

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

(i) Options

Grant of options

During the year ended December 31, 2020, 2021 and 2022, the Company granted 136,230,857 share options, 55,388,338 share options and 85,357,994 share options respectively, to its management and other key employees.

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

Movements in the number of share options granted and their related weighted average exercise prices are as follows:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$’000)
As of January 1, 2020	68,589,097	0.0073	4.58
Granted	136,230,857	0.2960
Cancelled	(1,849,265)	0.0006
Forfeited	(1,544,428)	0.2062
Accelerated vesting and exercised	(15,518,385)	-

As of December 31, 2020	185,907,876	0.2179	13.73	749,602
Granted	55,388,338	0.8790
Forfeited	(4,570,510)	0.8782
Exercised	(7,686,832)	0.0392

As of December 31, 2021	229,038,872	0.3706	12.98	38,230
Granted	85,357,994	0.0250
Forfeited	(27,297,153)	0.0250

As of December 31, 2022	287,099,713	0.0448	11.99	91,942

Exercisable as of December 31, 2022	123,287,676			39,958

The Company has used binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions are set as below:

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

18.
SHARE-BASED COMPENSATION (Continued)

(f) Vesting of share options (Continued)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Weighted average fair value per option granted	7.3798	1.3882	0.2562
Weighted average exercise price	2.0418	5.6699	0.1659
Risk-free interest rate (1)	0.48%~1.01%	1.45%-1.97%	1.56%-4.04%
Expected term (in year) (2)	10~16	14	14
Expected volatility (3)	50.9%~55.9%	54.69%-57.00%	53.62%-68.75%
Dividend yield (4)	0%	0%	0%

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

For the years ended December 31, 2020, 2021 and 2022, RMB279,908, RMB464,011 and RMB392,727 share-based compensation expenses were recognized for share options.

As of December 31, 2022, there were RMB346,171 of unrecognized compensation expenses related to stock options for which the service conditions will be met over a weighted average period of 1.27 years.

(g) Share-based compensation expenses

For the years ended December 31, 2020, 2021 and 2022, share-based compensation expenses have been included in the following accounts in the consolidated statement of operations:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Fulfilment expenses	2,947	13,122	4,267
Selling and marketing expenses	54,332	80,558	62,231
General and administrative expenses	1,841,409	418,823	248,400
Research and development expenses	1,900	17,937	25,962

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

19.
NET LOSS PER SHARE

Basic and diluted net loss per share for the years ended December 31, 2020, 2021 and 2022 are calculated as follow:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net loss attributable to the Yatsen Holding Limited’s shareholders	(2,687,807)	(1,540,734)	(815,371)
Accretion to preferred shares redemption value	(242,209)	-	-
Deemed dividend due to modification of preferred shares	(1,054,220)	-	-
Net loss attributable to ordinary shareholders of Yatsen Holding Limited	(3,984,236)	(1,540,734)	(815,371)

Denominator:
Denominator for basic and diluted calculation—weighted average number of ordinary shares outstanding	833,714,126	2,526,833,201	2,372,728,777
Net loss per ordinary share
—Basic	(4.78)	(0.61)	(0.34)
—Diluted	(4.78)	(0.61)	(0.34)

For the years ended December 31, 2020, 2021 and 2022, the following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the years prescribed.

	Year ended December 31,
	2020	2021	2022
Shares issuable upon conversion of preferred shares	959,555,911	-	-
Shares issuable upon exercise of share options	113,142,382	209,409,699	280,482,617
Restricted shares become outstanding upon vesting	256,752,927	-	-

20.
RELATED PARTY TRANSACTIONS

Major transactions and balances amount with related parties were as follows:

Transactions with related parties

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Purchases of storage and transportation service from an affiliated company	15,183	13,843	-
Purchases of inventories and services from an affiliated company	-	24,472	137,476
Sales of inventories to a company controlled by the Chief Executive Officer of the Group	-	-	11,384

Affiliated company is a company over which the Group has significant influence.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

Balance amounts with related parties

	As of December 31,
	2021	2022
	RMB	RMB
Amounts due from a company controlled by the Chief Executive Officer of the Group	-	5,594
Amounts due from affiliated companies	60	60
	60	5,654

Amounts due to an affiliated company	13,967	27,242

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

21.
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

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

21.
FAIR VALUE MEASUREMENTS (Continued)

Recurring

The Group has no financial instruments measured or disclosed at fair value on a recurring basis as at December 31, 2021 and 2022.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Non-Recurring

As of December 31, 2021 and 2022, the Group had no financial assets or financial liabilities that are measured in fair value on a non-recurring basis.

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

The Group reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In accordance with the Group policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill of reporting units annually. Other than the equity investments without readily determinable fair value (Note 8) and property and equipment, net (Note 9), the Group did not have any assets and liabilities that were measured at fair value on a nonrecurring basis.

22.
COMMITMENTS AND CONTINGENCIES
(a)
Capital commitment

As at December 31, 2022, the Group had capital commitments of RMB450,000 related to investments in a joint venture.

(b)
Operating lease commitment

As at December 31, 2022, the Group's outstanding commitment of operating lease contracted but not yet reflected in the consolidated financial statements amounted to RMB1,486.

(c)
Products and services purchase commitment

As at December 31, 2022, the Group's products and services purchase commitment amounted to RMB88,675.

(d)
Legal proceedings

On September 23, 2022, the Group, certain of its current and former directors and officers were named as defendants in a class action filed in federal court, which was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Group's public disclosure documents. Currently, the case is under Lead Plaintiff selection process. During the selection of the Lead Plaintiff, the Group has no obligation to submit any documents to the court. It is estimated that the Group will submit the Motion Dismiss to the court by the end of 2023. As the case remain in its preliminary stages, the likelihood of any unfavorable outcome or the amount or range of any potential loss cannot be reasonably estimated at the issuance date of the consolidated financial statements. As a result, as of December 31, 2022, the Group did not record any liabilities for the loss contingencies pertaining to the case described above.

In addition to the above, from time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of its business. As of December 31, 2021 and, 2022, the Group was not involved in any legal or administrative proceedings that the Group believes may have a material adverse impact on the Group's business, balance sheets or results of operations and cash flows.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

(e)
Financial guarantees

As at December 31, 2022, the Group provided guarantees up to a limit of approximately RMB98 million in respect of bank loans borrowed by an affiliated company over which the Group has significant influence, among which guarantees of approximately RMB8 million were utilized.

During the year ended December 31, 2022, the Group signed an agreement with and provided financial guarantee to a depositary bank for collection of minimum annual service fees until 2024. According to the agreement, the Group placed a security deposit of US$6 million, which was classified as restricted cash as at December 31, 2022, in the depositary bank. The security bank deposit will be forfeited up to US$6 million if the depositary bank is not able to collect the contractual minimum annual service fees from ADR holders. As of December 31, 2022, the financial guarantee was still within the validity period of the contract and would persist till the guarantee period expired.

23.
SUBSEQUENT EVENTS

In February and March 2023, the Company granted 65,662,949 shares of options to its management and other key employees pursuant to the Company's 2020 Share Incentive plan.

24.
RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payment of dividends by the Group's entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group's entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory surplus reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group's entities and the VIEs subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB1,221,410 as of December 31, 2022. There is no significant difference between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Group's subsidiaries and the VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2022 and the condensed financial information of the Company are required to be presented.

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

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

Schedule I—Condensed Financial Information of the Parent Company

Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			(Note 2(e))
Assets
Current assets
Cash and cash equivalents	33,320	115,480	16,743
Short-term investments	-	345,171	50,045
Prepayments and other current assets	2,494	483	70
Amounts due from subsidiaries	6,157,680	5,550,398	804,735
Total current assets	6,193,494	6,011,532	871,593
Non-current assets
Restricted cash	-	41,383	6,000
Total non-current assets	-	41,383	6,000
Total assets	6,193,494	6,052,915	877,593
Liabilities and shareholders' equity (deficit)
Current liabilities
Accrued expenses and other liabilities	19,766	6,689	970
Amounts due to subsidiaries	-	13,084	1,897
Total current liabilities	19,766	19,773	2,867
Non-current liabilities
Deficit of investments in subsidiaries and VIE	458,360	1,268,420	183,904
Deferred income	56,180	45,280	6,565
Total non-current liabilities	514,540	1,313,700	190,469
Total liabilities	534,306	1,333,473	193,336
Shareholders’ equity (deficit)

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2021 and December 31, 2022; 1,938,303,919 Class A shares and 758,869,844 Class B ordinary shares issued; 1,789,239,887 Class A ordinary shares and 737,513,429 Class B ordinary shares outstanding as of and December 31, 2021; 2,030,600,883 Class A shares and 666,572,880 Class B ordinary shares issued; 1,569,677,384 Class A ordinary shares and 666,572,880 Class B ordinary shares outstanding as of and December 31, 2022)

	173	173	25
Treasury shares	(22,330)	(669,150)	(97,018)
Additional paid-in capital	11,697,942	12,038,802	1,745,462
Accumulated deficit	(5,760,817)	(6,576,188)	(953,458)
Accumulated other comprehensive income (loss)	(255,780)	(74,195)	(10,754)
Total shareholders' (deficit) equity	5,659,188	4,719,442	684,257
Total liabilities and shareholders’ equity (deficit)	6,193,494	6,052,915	877,593

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

Schedule I—Condensed Financial Information of the Parent Company

Statements of Income and Comprehensive Income

(All amounts in thousands)

	As of December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 2(e))

General and administrative expenses	(9,871)	(28,484)	(19,329)	(2,802)
Loss from operations	(9,871)	(28,484)	(19,329)	(2,802)
Financial income	5,309	880	1,181	171
Foreign currency exchange losses	-	-	(6)	(1)
Loss from subsidiaries and VIE	(2,683,245)	(1,527,645)	(812,151)	(117,750)
Other income, net	-	14,515	14,934	2,165
Net loss attributable to Yatsen Holding Limited’s shareholders	(2,687,807)	(1,540,734)	(815,371)	(118,217)
Accretion to Preferred Shares	(242,209)	-	-	-
Deemed dividends due to modification of Preferred Shares	(1,054,220)	-	-	-
Net loss attributable to ordinary shareholders of Yatsen Holding Limited	(3,984,236)	(1,540,734)	(815,371)	(118,217)

Net loss attributable to Yatsen Holding Limited’s shareholders	(2,687,807)	(1,540,734)	(815,371)	(118,217)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil tax	(111,697)	(158,515)	181,585	26,327
Comprehensive loss attributable to Yatsen Holding Limited’s shareholders	(2,799,504)	(1,699,249)	(633,786)	(91,890)

Schedule I—Condensed Financial Information of the Parent Company

Statements of Cash Flows

(All amounts in thousands)

	As of December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 2(e))
Net cash provided by (used in) operating activities	(20,890)	45,330	(25,271)	(3,664)
Capital contribution to Group companies	(624,978)	(25,856)	-	-
Purchases of short-term investments	-	-	(342,380)	(49,640)
Advances to Group companies	(5,487,408)	(2,060,287)	(1,396,460)	(202,468)
Receival of advances repayment from Group companies	840	1,165,010	2,539,576	368,204
Acquisition of businesses, net of cash and cash equivalents acquired	(3,196)	-	-	-
Net cash provided by (used in) investing activities	(6,114,742)	(921,133)	800,736	116,096
Proceeds from issuance of Preferred Shares, net of issuance costs	3,909,059	-	-	-
Proceeds from issuance of Ordinary Shares, net of issuance costs	4,389,910	-	-	-
Repurchases of Ordinary Shares	(491,167)	(15,161)	(654,650)	(94,915)
Repurchases of Preferred Shares	(1,076,771)	-	-	-
Issuance costs of issuance of Ordinary Shares in IPO	-	-	(1,706)	(247)
Repayment of a shareholder receivable resulting from Repurchases of Ordinary Shares	-	12,959	-	-
Proceeds from exercise of vested share options	-	-	1,906	276
Net cash provided by (used in) financing activities	6,731,031	(2,202)	(654,450)	(94,886)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(66,906)	(23,679)	2,528	366
Net increase in cash, cash equivalents and restricted cash	528,493	(901,684)	123,543	17,912
Cash and cash equivalents and restricted cash at the beginning of the year	406,511	935,004	33,320	4,831
Cash and cash equivalents and restricted cash at the end of the year	935,004	33,320	156,863	22,743

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

Schedule I—Condensed Financial Information of the Parent Company

Notes to Schedule I

(All amounts in thousands)

(1) BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company has used the equity method to account for investments in its subsidiaries. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

(2) INVESTMENTS IN SUBSIDIARIES

The Company and its subsidiaries were included in the consolidated financial statements where the inter-company transactions and balances were eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries were reported using the equity method of accounting. The Company’s share of income (loss) from its subsidiaries were reported as equity in earnings of subsidiaries in the accompanying parent company financial statements.

25.
SEGMENT INFORMATION

Reportable operating segments include components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Group's CODM has been identified as the Chief Executive Officer. In the prior years, the Group had only one reportable segment, which was selling beauty products. Due to operational changes, the Group adjusted the reporting segmentation in light of the development of the Skincare Brands business. The Group currently reports the results of operations in three segments on a product category basis, namely Color Cosmetics Brands, Skincare Brands and others. The CODM measures the performance of each segment based on metrics of net revenues and income (loss) from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. Given this change in the composition of the Group’s reportable segments, prior year segment information was retrospectively adjusted to reflect the current reporting structure for the segments.

The table below provides a summary of the Group’s reportable segment results for the years ended December 31, 2020, 2021 and 2022:

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues
Color Cosmetics Brands	4,919,317	4,869,279	2,415,500
Skincare Brands	200,819	855,241	1,241,528
Others	113,034	115,453	49,094
Total net revenues	5,233,170	5,839,973	3,706,122

Loss from operations
Color Cosmetics Brands	(695,684)	(823,296)	(476,998)
Skincare Brands	(76,111)	(220,854)	(63,095)
Others	(7,659)	(8,081)	755
Unallocated expenses (a)	(1,903,217)	(572,013)	(389,560)
Total loss from operations	(2,682,671)	(1,624,244)	(928,898)
Reconciliation
Financial income	14,313	45,658	34,656
Foreign currency exchange losses	(2,774)	(1,751)	(35,357)
Income from equity method investments, net	(293)	5,978	12,548
Impairment loss of investments	-	(1,375)	(5,078)
Other (expenses) income, net	(10,020)	27,775	103,501
Loss before income tax expenses	(2,681,445)	(1,547,959)	(818,628)

(a) Unallocated expenses represent share-based compensation and amortization of intangible assets resulting from assets and business acquisitions, which are not allocated to segments.

No asset information is provided for reportable segments as no such information provides to the CODM to evaluate the segment performance and most assets are managed at the group level.

Substantially all revenues and long-lived assets of Group are derived from and located in the PRC.