Form 20-F
period 2023-12-31
Yatsen Holding Ltd
filed 2024-04-26
CIK 1819580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Guangzhou 510330

People’s Republic of China

Telephone: +86 20-8730 7310

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing twenty Class A ordinary shares, par value US$0.00001 per share	YSG	New York Stock Exchange
Class A ordinary shares, par value US$0.00001 per share*		New York Stock Exchange

*Not for trading, but only in connection with the listing on the New York Stock Exchange of our American depositary shares, each American depositary share representing twenty Class A ordinary shares effective on March 18, 2024. Prior to March 18, 2024, each American depositary share represented four Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2023, there were 2,154,119,012 ordinary shares outstanding, being the sum of 1,487,546,132 Class A ordinary shares (excluding Class A ordinary shares underlying the ADSs repurchased by our company pursuant to the share repurchase program, Class A ordinary shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the share incentive plans and Class A ordinary shares held under the trusts for the benefit of certain employees, directors and officers of our company) and 666,572,880 Class B ordinary shares.

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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Emerging growth company	☐

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
•
“ADSs” refer to the American depositary shares, each of which represents twenty Class A ordinary shares;
•
“China” or the “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
•
“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.00001 per share;
•
“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.00001 per share;
•
“Color Cosmetics Brands” refer to Perfect Diary, Little Ondine, Pink Bear and other color cosmetics brands of our company;
•
“DTC” refer to direct-to-consumer business model;
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
•
“KOL” refer to key opinion leader;
•
“NYSE” refer to the New York Stock Exchange;
•
“ODM” refer to Original Design Manufacturer;
•
“OEM” refer to Original Equipment Manufacturer;
•
“our WFOE” refer to Guangzhou Yatsen Global Co., Ltd.;
•
“RMB” and “Renminbi” refer to the legal currency of China;
•
“Skincare Brands” refer to Galénic, DR.WU (its mainland China business), Eve Lom, Abby’s Choice and other skincare brands of our company;
•
“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
•
“VIE” refer to variable interest entity, and “the VIE” mainly refer to Huizhi Weimei (Guangzhou) Trading Co., Ltd.; and
•
“Yatsen,” “we,” “us,” “our company,” “our” and “Group” refer to Yatsen Holding Limited, our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and the subsidiaries of the VIE.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On April 19, 2024, the exchange rate set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System was RMB7.2403 to US$1.00.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

On March 18, 2024, we effected an ADS ratio change to adjust our Class A ordinary share to ADS ratio from one ADS representing four Class A ordinary shares to one ADS representing twenty Class A ordinary shares. Unless otherwise stated, the ADS ratio change has been retrospectively applied for all periods presented in this annual report.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

Item 3.
KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE

Yatsen Holding Limited is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIE. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Accordingly, we operate these businesses in China through the VIE and its subsidiaries, and rely on contractual arrangements among one of our PRC subsidiaries, the VIE and its nominee shareholders to control the business operations of the VIE, although our wholly foreign-owned subsidiaries still generate a significant majority of our revenues and hold a significant majority of our operational assets. The VIE structure provides contractual exposure to foreign investment in the China-based operating companies where PRC laws and regulations impose certain restrictions or prohibitions on direct foreign investment in the operating companies. Main assets held by the VIE and its subsidiaries include the majority of the social platforms and content offering platforms we operate such as Weixin public accounts and mini-programs, which are registered and held by the VIE and its subsidiaries, and the Value-Added Telecommunication Business Operation License for provision of internet information services, or the ICP License, and the Permit for Production and Operation of Radio and Television Programs, which are critical to the online operation of our business. The VIE conducts operations in China, and its financial results have been consolidated into our consolidated financial statement for accounting purposes under U.S. GAAP. Revenues contributed by the VIE and its subsidiaries accounted for 8.9%, 8.7% and 5.4% of our total revenues for the years ended December 31, 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Yatsen Holding Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE in China, which mainly refers to Huizhi Weimei (Guangzhou) Trading Co., Ltd. (including its subsidiaries), or Huizhi Weimei. Holders of our ADSs hold equity interest in Yatsen Holding Limited, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. The VIE structure involves unique risks to investors, and holders of our ADSs may never directly hold equity interests in the VIE in China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

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

A series of contractual agreements, including proxy agreement and power of attorney, equity pledge agreement, exclusive business cooperation agreement and exclusive call option agreement, have been entered into by and among our subsidiary, the VIE and its shareholders. Despite the lack of legal majority ownership, our Cayman Islands holding company is considered the primary beneficiary of the VIE and consolidates the VIE and its subsidiaries as required by Accounting Standards Codification, or ASC, topic 810, Consolidation. Accordingly, we treat the VIE as our consolidated entity under accounting principles generally accepted in the United States of America, or U.S. GAAP, and we consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S.

GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the arrangements. As of the date of this annual report, our contracts with the VIE have not been tested in a court of law. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. There are very few precedents as to whether contractual arrangements would be ruled to form effective control over the relevant VIE through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing those contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business and the financial performance of the VIE and our company as a whole may be materially adversely affected. In addition, the PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

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

For example, the Data Security Law and the Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance. The Revised Measures for Cybersecurity Review issued by the Cyberspace Administration of China and several other PRC governmental authorities in December 2021, as well as the Regulations on the Network Data Security (Draft for Comments) published by the Cyberspace Administration of China for public comments in November 2021, imposed potential additional restrictions on China-based overseas-listed companies like us. If the Revised Measures for Cybersecurity Review and the enacted version of these draft regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations and the price of our ADSs. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “—We are required to comply with PRC laws relating to privacy, personal information, data security and cybersecurity. Failure to comply with these laws and regulations would result in claims, penalties, damages to our reputation and brand, or otherwise harm our business” for additional details.

In addition, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, and five relevant supporting guidelines, together referred to as the New Overseas Listing Rules, which became effective on March 31, 2023. According to the New Overseas Listing Rules, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. On the same day when the New Overseas Listing Rules were promulgated, the CSRC also held a press conference for the release of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and issued Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarified that starting from March 31, 2023, enterprises that have been listed overseas shall be deemed as “the Stock Enterprises” and are not required to complete the overseas listing filing immediately until they conduct refinancing or are involved in other circumstances that require filing with the CSRC. However, in the event that we conduct refinancing or are involved in other circumstances where filings are required with the CSRC and we fail to do so, or if we fail to complete the filing procedures for any future offshore offering or listing, our PRC operations may face sanctions by the CSRC or other PRC regulatory authorities, which may include warnings, orders of correction and fines between RMB1 million to RMB10 million, which could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Furthermore, the PRC anti-monopoly regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how these laws, regulations and guidelines will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by the authorities and determined against us, we may be subject to fines and other penalties.

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

Permissions or Filings Required from the PRC Authorities for Our Operations and Offshore Offerings

We conduct our business primarily through our subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIE are required to obtain, and have obtained the following requisite permissions from the PRC government authorities that are necessary for the business operations of our holding company, our subsidiaries and the VIE in China: the ICP License, the Permit for Production and Operation of Radio and Television Programs, Record Filing Certificate for Operation of Class II Medical Devices for sales of medical skincare products, Registration Certificate for Operation of Class III Medical Devices for color contact lens sales, Qualification for Drug Information Services over the Internet, Record Filing for Online Sales for Medical Devices and the Permit for the Food Trade for our sale of health-care food and snacks. In addition, we have completed the Consignor/Consignee Registration for Export and Import of Goods to carry out import of goods to facilitate the operation of our portfolio brands and to implement our sales of products to overseas markets. We have filed the franchise agreement in effect with the Department of Commerce of Guangdong Province for the launch of our franchise business model for our products under the Perfect Dairy brand. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our business in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If the content we produce and distribute through online social and content platforms, or content available on our website, is deemed to violate PRC laws or regulations, our business and results of operations may be materially and adversely affected.”

The PRC governmental authorities have promulgated PRC laws and regulations relating to cybersecurity review and overseas listings. In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the VIE, (i) are not required to obtain permissions from the CSRC, as advised by our PRC legal counsel, (ii) have not been required by competent PRC governmental authorities to go through cybersecurity review by the Cyberspace Administration of China, and a phone consultation dated July 19, 2022 conducted by our PRC legal counsel with the China Cybersecurity Review Technology and Certification Center further confirmed that the requirement for cybersecurity review before certain public offerings on a foreign stock exchange under the Revised Measures for Cybersecurity Review would not apply to previous issuances of securities to foreign investors that occurred before the adoption of the Revised Measures for Cybersecurity Review, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, if the governmental authorities subsequently disagree with our conclusion that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approvals in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Furthermore, in connection with any future offering and listing in an overseas market, under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and the VIE may be required to obtain permissions from the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the Cyberspace Administration of China. If we fail to obtain the approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “—We are required to comply with PRC laws relating to privacy, personal information, data security and cybersecurity. Failure to comply with these laws and regulations would result in claims, penalties, damages to our reputation and brand, or otherwise harm our business”.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board (United States), or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

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

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIE or its subsidiaries is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our initial public offering of ADSs and other financing activities. For the years ended December 31, 2021, 2022 and 2023, the Cayman Islands holding company provided capital contributions of RMB25.9 million, nil and nil, respectively, to our subsidiaries. For the years ended December 31, 2021, 2022 and 2023, the VIE received net debt financing of RMB93.0 million, nil and RMB75.0 million (US$10.6 million) from our WFOE, respectively. For the years ended December 31, 2021, 2022 and 2023, our WFOE received RMB236.4 million, RMB217.8 million and RMB64.1 million (US$9.0 million), respectively, from the VIE, which represented purchase of inventories, logistics services, promotion services and others. For the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, the VIE or its subsidiaries, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” However, if our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For more information on related risks, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

The VIE may transfer cash to our WFOE by paying service fees according to the contractual arrangements. For the years ended December 31, 2021, 2022 and 2023, no service fees were paid by the VIE to our WFOE. For details of the financial position, cash flows and results of operations of the VIE, see “Item 3. Key Information—Financial Information Related to the VIE.” We plan to determine the amount of service fee with the VIE and its shareholders through bona fide negotiation, and settle fees under the contractual arrangements accordingly in the future.

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

In addition, our PRC subsidiaries, the VIE and its subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds from our securities offering to make loans or additional capital contributions to our PRC subsidiaries and the VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Financial Information Related to the VIE

The following tables present the condensed consolidating schedule of financial position for Yatsen Holding Limited, its subsidiaries, the VIE and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2023
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Third-party revenues	-	1,683,769	1,547,268	183,737	-	3,414,774
Inter-company revenues(1)	-	4,665	470,013	-	(474,678)	-
Third-party costs and expense	(40,814)	(1,814,787)	(2,358,980)	(113,548)	-	(4,328,129)
Inter-company costs and expense	-	(386,079)	(31)	(89,816)	475,926	-
(Loss) income from subsidiaries and VIE	(738,768)	(314,153)	2,922	-	1,049,999	-
Income from non-operations	34,794	79,581	22,994	22,549	-	159,918
(Loss) income before income tax expenses	(744,788)	(747,004)	(315,814)	2,922	1,051,247	(753,437)
Income tax benefit (expenses)	-	3,296	(86)	-	-	3,210
Net (loss) income	(744,788)	(743,708)	(315,900)	2,922	1,051,247	(750,227)
Less: net loss attributable to non-controlling interests and redeemable non-controlling interests	-	(4,940)	(499)	-	-	(5,439)
Accretion to redeemable non-controlling interests	-	2,975	-	-	-	2,975
Net (loss) income attributable to Yatsen Holding Limited’s shareholders	(744,788)	(741,743)	(315,401)	2,922	1,051,247	(747,763)

	For the Year Ended December 31, 2022
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Third-party revenues	-	1,336,588	2,046,288	323,246	-	3,706,122
Inter-company revenues(1)	-	12,187	440,931	-	(453,118)	-
Third-party costs and expense	(19,329)	(1,198,946)	(3,274,416)	(142,329)	-	(4,635,020)
Inter-company costs and expense	-	(278,810)	2,654	(175,110)	451,266	-
Income (loss) from subsidiaries and VIE	(812,151)	(675,698)	16,624	-	1,471,225	-
Income (loss) from non-operations	16,109	(10,905)	94,249	10,817	-	110,270
Income (loss) before income tax expenses	(815,371)	(815,584)	(673,670)	16,624	1,469,373	(818,628)
Income tax (expenses) benefit	-	(2,173)	(532)	-	-	(2,705)
Net income (loss)	(815,371)	(817,757)	(674,202)	16,624	1,469,373	(821,333)
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	-	(5,606)	(356)	-	-	(5,962)
Net income (loss) attributable to Yatsen Holding Limited’s shareholders	(815,371)	(812,151)	(673,846)	16,624	1,469,373	(815,371)

	For the Year Ended December 31, 2021
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Third-party revenues	-	951,001	4,367,137	521,835	-	5,839,973
Inter-company revenues(1)	-	11,972	413,617	-	(425,589)	-
Third-party costs and expense	(28,484)	(1,040,549)	(6,091,570)	(303,614)	-	(7,464,217)
Inter-company costs and expense	-	(176,817)	-	(248,772)	425,589	-
Income (loss) from subsidiaries and VIE	(1,527,645)	(1,336,728)	(27,886)	-	2,892,259	-
Income (loss) from non-operations	15,395	54,538	3,611	2,741	-	76,285
Income (loss) before income tax expenses	(1,540,734)	(1,536,583)	(1,335,091)	(27,810)	2,892,259	(1,547,959)
Income tax (expenses) benefit	-	2,634	(1,637)	(76)	-	921
Net income (loss)	(1,540,734)	(1,533,949)	(1,336,728)	(27,886)	2,892,259	(1,547,038)
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	-	(6,304)	-	-	-	(6,304)
Net income (loss) attributable to Yatsen Holding Limited’s shareholders	(1,540,734)	(1,527,645)	(1,336,728)	(27,886)	2,892,259	(1,540,734)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2023
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	275,722	243,101	305,863	12,202	-	836,888
Restricted cash	21,248	-	-	-	-	21,248
Short-term investments	1,076,775	141,706	-	-	-	1,218,481
Accounts receivable, net	-	112,106	80,317	6,428	-	198,851
Inventories, net	-	237,918	113,824	348	-	352,090
Prepayments and other current assets	1,715	120,106	174,278	7,742	-	303,841
Amounts due from related parties	-	5,741	14,459	-	-	20,200
Amounts due from Group companies (2)	4,564,637	2,548	676,107	10	(5,243,302)	-
Investments	-	133,357	193,430	291,965	-	618,752
Investments in subsidiaries and VIEs	-	1,363,112	10,253	-	(1,373,365)	-
Property and equipment, net	-	10,671	52,601	1,606	-	64,878
Goodwill, net	-	553,309	3,258	-	-	556,567
Intangible assets, net	-	648,205	23,191	-	-	671,396
Deferred tax assets	-	1,375	-	-	-	1,375
Right-of-use assets, net	-	35,982	78,366	-	-	114,348
Other non-current assets	-	1,986	25,114	-	-	27,100
Total assets	5,940,097	3,611,223	1,751,061	320,301	(6,616,667)	5,006,015
Accounts payable	-	39,323	58,723	7,645	-	105,691
Advances from customers	-	8,599	6,170	26,810	-	41,579
Accrued expenses and other liabilities	10,662	141,804	230,105	8,646	-	391,217
Amounts due to related parties	-	9,395	36	-	-	9,431
Income tax payables	-	3,351	13,666	929	-	17,946
Lease liabilities due within one year	-	10,771	34,693	-	-	45,464
Amounts due to Group companies	-	4,975,362	1,923	266,018	(5,243,303)	-
Deferred tax liabilities	-	111,591	-	-	-	111,591
Deficit of investments in subsidiaries and VIE (3)	1,763,842	-	-	-	(1,763,842)	-
Deferred income non-current	30,556	-	-	-	-	30,556
Lease liabilities	-	25,169	42,598	-	-	67,767
Total liabilities	1,805,060	5,325,365	387,914	310,048	(7,007,145)	821,242
Redeemable non-controlling interests	-	51,466	-	-	-	51,466
Total shareholders’ equity (deficit)	4,135,037	(1,765,608)	1,363,147	10,253	390,478	4,133,307
Total liabilities, redeemable non-controlling interests and shareholders' equity (deficit)	5,940,097	3,611,223	1,751,061	320,301	(6,616,667)	5,006,015

	As of December 31, 2022
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	115,480	1,047,733	340,808	8,924	-	1,512,945
Restricted cash	41,383	-	-	-	-	41,383
Short-term investments	345,171	627,679	100,017	-	-	1,072,867
Accounts receivable	-	81,472	117,324	2,047	-	200,843
Inventories	-	184,721	237,486	1,080	-	423,287
Prepayments and other current assets	483	103,236	179,383	9,723	-	292,825
Amounts due from related parties	-	2,188	3,466	-	-	5,654
Amounts due from Group companies(2)	5,550,398	6,802	589,473	-	(6,146,673)	-
Investments	-	116,811	224,128	161,640	-	502,579
Investments in subsidiaries and VIEs	-	1,601,560	-	-	(1,601,560)	-
Property and equipment, net	-	5,757	64,117	5,745	-	75,619
Goodwill	-	853,887	3,258	-	-	857,145
Intangible assets, net	-	662,850	26,817	2	-	689,669
Deferred tax assets	-	1,951	-	-	-	1,951
Right-of-use assets, net	-	14,102	118,828	74	-	133,004
Other non-current assets	-	1,707	51,178	-	-	52,885
Total assets	6,052,915	5,312,456	2,056,283	189,235	(7,748,233)	5,862,656
Accounts payable	-	35,955	75,079	8,813	-	119,847
Advances from customers	-	8,278	2,482	5,892	-	16,652
Accrued expenses and other liabilities	6,689	116,059	183,887	16,624	-	323,259
Amounts due to related parties	-	7,165	20,077	-	-	27,242
Income tax payables	-	7,162	13,735	929	-	21,826
Lease liabilities due within one year	-	4,068	75,440	78	-	79,586
Amounts due to Group companies	13,084	5,935,642	2,558	195,389	(6,146,673)	-
Deferred tax liabilities	-	113,441	-	-	-	113,441
Deficit of investments in subsidiaries and VIE(3)	1,268,420	-	38,490	-	(1,306,910)	-
Deferred income	45,280	-	-	-	-	45,280
Lease liabilities	-	10,008	42,989	-	-	52,997
Total liabilities	1,333,473	6,237,778	454,737	227,725	(7,453,583)	800,130
Redeemable non-controlling interests	-	339,924	-	-	-	339,924
Total shareholders' equity (deficit)	4,719,442	(1,265,246)	1,601,546	(38,490)	(294,650)	4,722,602
Total liabilities, redeemable non-controlling interests and shareholders' equity (deficit)	6,052,915	5,312,456	2,056,283	189,235	(7,748,233)	5,862,656

Movements of investments in subsidiaries and VIE / (deficit of investments in subsidiaries and VIE) in Yatsen Holding Limited’s separate financial statements are as follows:

RMB (in thousands)

As of January 1, 2021	526,582
Capital contribution to subsidiaries	25,856
Share-based compensation costs incurred on behalf of subsidiaries	530,440
Share of loss of subsidiaries and VIE	(1,527,645)
Share of changes in accumulated other comprehensive income of subsidiaries	12,679
Foreign currency translation	(26,272)
As of December 31, 2021	(458,360)
Capital contribution to subsidiaries	-
Share-based compensation costs incurred on behalf of subsidiaries	340,860
Share of loss of subsidiaries and VIE	(812,151)
Share of changes in accumulated other comprehensive income of subsidiaries	(429,657)
Foreign currency translation	90,888
As of December 31, 2022	(1,268,420)
Share-based compensation costs incurred on behalf of subsidiaries	77,502
Share of loss of subsidiaries and VIE	(738,768)
Share of changes in additional paid-in capital of subsidiaries	154,981
Share of changes in accumulated other comprehensive income of subsidiaries	(21,275)
Foreign currency translation	32,138
As of December 31, 2023	(1,763,842)

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2023
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Net cash provided by (used in) Operating Activities(4)	(11,400)	239,051	(371,566)	36,473	-	(107,442)
Capital contribution to Group companies	-	-	-	-	-	-
Advances to Group companies	(245,424)	-	(359,355)	-	604,779	-
Receival of advances repayment from Group companies	1,335,355	-	607,602	-	(1,942,957)	-
Purchases of short-term investments	(1,439,145)	(902,388)	-	-	-	(2,341,533)
Maturities of short-term investments	709,230	1,413,146	100,000	-	-	2,222,376
Purchases of intangible assets	-	-	(321)	-	-	(321)
Purchases of property and equipment	-	(8,108)	(35,540)	-	-	(43,648)
Proceeds from disposal of investments	-	-	22,233	-	-	22,233
Investments on equity investments	-	(13,547)	-	(108,000)	-	(121,547)
Other investing activities	-	144	1,530	279	-	1,953
Net cash provided by (used in) Investing Activities	360,016	489,247	336,149	(107,721)	(1,338,178)	(260,487)
Capital contribution from Group companies	-	-	-	-	-	-
Proceeds from advances from Group companies	-	487,780	-	117,000	(604,780)	-
Repayment of advances from Group companies	-	(1,900,958)	-	(42,000)	1,942,958	-
Repurchases of Ordinary Shares	(212,693)	-	-	-	-	(212,693)
Repurchase of redeemable non-controlling interests	-	(134,664)	-	-	-	(134,664)
Other financing activities	4,902	-	474	(474)	-	4,902
Net cash provided by (used in) Financing Activities	(207,791)	(1,547,842)	474	74,526	1,338,178	(342,455)

	For the Year Ended December 31, 2022
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Net cash provided by (used in) Operating Activities(4)	(25,271)	221,798	(77,625)	17,306	-	136,208
Capital contribution to Group companies	-	-	-	-	-	-
Advances to Group companies	(1,396,460)	-	(154,158)	-	1,550,618	-
Receival of advances repayment from Group companies	2,539,576	-	474,286	-	(3,013,862)	-
Purchases of short-term investments	(342,380)	(1,879,422)	(200,000)	-	-	(2,421,802)
Maturities of short-term investments	-	1,359,564	100,000	-	-	1,459,564
Purchases of intangible assets	-	(351)	(8,199)	-	-	(8,550)
Purchases of property and equipment	-	(2,553)	(47,948)	(277)	-	(50,778)
Acquisition of businesses, net of cash and cash equivalents acquired	-	(2,107)	-	-	-	(2,107)
Investments on equity investments	-	(1,842)	(104,000)	(30,000)	-	(135,842)
Payment on behalf of Group companies	-	-	-	-	-	-
Other investing activities	-	-	4,099	-	-	4,099
Net cash provided by (used in) Investing Activities	800,736	(526,711)	64,080	(30,277)	(1,463,244)	(1,155,416)
Capital contribution from Group companies	-	-	-	-	-	-
Proceeds from advances from Group companies	-	1,550,618	-	-	(1,550,618)	-
Repayment of advances from Group companies	-	(3,013,862)	-	-	3,013,862	-
Issuance costs of issuance of Ordinary Shares in IPO	(1,706)	-	-	-	-	(1,706)
Proceeds from issuance of Preferred Shares, net of issuance costs	-	-	-	-	-	-
Repayment of a shareholder receivable resulting from Reorganization	-	-	-	-	-	-
Repurchases of Ordinary Shares	(654,650)	-	-	-	-	(654,650)
Repurchases of Preferred Shares	-	-	-	-	-	-
Other financing activities	1,906	-	5,644	(5,644)	-	1,906
Net cash provided by (used in) Financing Activities	(654,450)	(1,463,244)	5,644	(5,644)	1,463,244	(654,450)

	For the Year Ended December 31, 2021
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Net cash provided by (used in) Operating Activities(4)	45,330	(218,176)	(864,773)	17,178	-	(1,020,441)
Capital contribution to Group companies	(25,856)	(1,466,874)	(7,450)	-	1,500,180	-
Advances to Group companies	(2,060,287)	-	(391,564)	-	2,451,851	-
Receival of advances repayment from Group companies	1,165,010	-	149,664	-	(1,314,674)	-
Purchases of intangible assets	-	(10,648)	(14,590)	(66)	-	(25,304)
Purchases of property and equipment	-	(4,321)	(135,942)	(1,170)	-	(141,433)
Acquisition of businesses, net of cash and cash equivalents acquired	-	(992,408)	2,756	-	-	(989,652)
Investments on equity investments	-	(97,326)	(105,499)	(120,000)	-	(322,825)
Other investing activities	-	(5,043)	-	-	-	(5,043)
Net cash provided by (used in) Investing Activities	(921,133)	(2,576,620)	(502,625)	(121,236)	2,637,357	(1,484,257)
Capital contribution from Group companies	-	25,856	1,466,874	7,450	(1,500,180)	-
Proceeds from advances from Group companies	-	2,322,187	-	129,664	(2,451,851)	-
Repayment of advances from Group companies	-	(1,278,010)	-	(36,664)	1,314,674	-
Other financing activities	(2,202)	596	(100)	-	-	(1,706)
Net cash provided by (used in) Financing Activities	(2,202)	1,070,629	1,466,774	100,450	(2,637,357)	(1,706)

Notes:

* The payment by Primary Beneficiary of VIE (WFOE and its subsidiaries) on behalf of Group companies was reclassified on consolidation level in accordance with nature.

** As of December 31, 2021, 2022 and 2023, amounts due to non-VIE subsidiaries included RMB93.0 million, RMB93.0 million and RMB168.0 million (US$23.7 million) for net debt financing from Group companies to the consolidated VIE not yet returned.

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

For the years ended December 31, 2021, 2022 and 2023, the Primary Beneficiary of VIE (WFOE and its subsidiaries) decided not to charge any service fee from the VIE in relation to the Exclusive Business Cooperation Agreement, and no service fees were paid by the VIE to the Primary Beneficiary of VIE (WFOE and its subsidiaries) during the respective periods.

Besides the Exclusive Business Cooperation Agreement, all intercompany transactions between (i) Primary Beneficiary of VIE (WFOE and its subsidiaries) and (ii) VIE and VIE’s subsidiaries, which are set forth in the footnotes below, were conducted in accordance with the relevant agreements for the years ended December 31, 2021, 2022 and 2023. The relevant intercompany payables and cash flows resulting from such contractual arrangements are also set forth in the footnotes below.

(1)
Represents the elimination of the intercompany transaction at the consolidation level.

The intercompany transaction being eliminated mainly represents goods and services purchased by VIE and VIE’s subsidiaries from Primary Beneficiary of VIE (WFOE and its subsidiaries), the details of which are set forth below:

		For the Year Ended December 31,			Basis for determination of the transaction pricing
		2021	2022	2023
		(RMB in thousands)
(a)	Cosmetic Products	208,203	118,764	49,418	Cost plus method
(b)	Logistics, promotions and other services	34,219	44,347	35,764	Referencing to market price
	Total	242,422	163,111	85,182

(2)
Represents the elimination of intercompany balances among Yatsen Holding Limited, other subsidiaries, primary beneficiary of VIE (WFOE and its subsidiaries), and VIE and VIE’s subsidiaries, which related to advances borrowed, payable for product and services in the normal course of business.

As of December 31, 2021, 2022 and 2023, the intercompany balances between (i) Primary Beneficiary of VIE (WFOE and its subsidiaries) and (ii) VIE and VIE’s subsidiaries mainly represent: (a) VIE and VIE’s subsidiaries’ payables due to Primary Beneficiary of VIE (WFOE and its subsidiaries) arising from purchases of products and services in the amount of RMB84,301 thousand, RMB98,780 thousand and RMB93,007 thousand, respectively; and (b) VIE and VIE’s subsidiaries’ payables due to Primary Beneficiary of VIE (WFOE and its subsidiaries) arising from advances borrowed amounting to RMB93,000 thousand, RMB93,000 thousand and RMB168,000 thousand, respectively.

(3)
Represents the elimination of the investment among Yatsen Holding Limited, other subsidiaries, primary beneficiary of VIE (WFOE and its subsidiaries), and VIE and VIE’s subsidiaries.
(4)
For the years ended December 31, 2021, 2022 and 2023, cash paid by the VIE to Primary Beneficiary of VIE (WFOE and its subsidiaries) were RMB236,389 thousand, RMB217,839 thousand and RMB64,052 thousand, respectively, which represented purchase of inventories, logistics services, promotion services and other services, the details of which are set forth below:

		For the Year Ended December 31,
		2021	2022	2023
		(RMB in thousands)
(a)	Cosmetic Products	201,199	141,417	46,152
(b)	Logistics, promotions and other services	35,190	76,422	17,900
	Total	236,389	217,839	64,052

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

Risks Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•
We may not be successful in executing our growth strategy or otherwise achieving revenue growth in the future;
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
•
We may not be able to successfully or effectively implement our business strategy;
•
We may be unable to manage our growth effectively or efficiently;
•
We have a history of net losses, and we may not be able to achieve profitability in the future;

•
We rely on third-party e-commerce platforms to sell our products online. If such platform’s services or operations are interrupted or if our cooperation with such platforms terminates, deteriorates or becomes more costly, our business and results of operations may be materially and adversely affected; and
•
Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products or adequately manage our inventory.

Risks Relating to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

•
We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through (i) our subsidiaries in China and (ii) the VIE with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Yatsen Holding Limited, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. If the PRC government determines that the contractual agreements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. If any of these developments result in our inability to assert contractual control over the VIE, which contributed to 5.4% of our revenues in 2023, our ADSs may decline in value or become worthless. Our holding company, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole;
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

Risks Relating to Our ADSs

In addition to the risks described above, we are subject to general risks relating to our ADSs, including, but not limited to, the following:

•
If we do not satisfy the NYSE requirements for continued listing, our ADSs could be delisted from the NYSE; and
•
The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

Risks Relating to Our Business and Industry

We may not be successful in executing our growth strategy or otherwise achieving revenue growth in the future.

We recorded total net revenues of RMB5.84 billion in 2021, RMB3.71 billion in 2022 and RMB3.41 billion (US$481.0 million) in 2023. We may not be successful in executing our growth strategy or otherwise achieving revenue growth in the future. We may also incur significant losses in the future for a number of reasons, including as a result of the materialization of the following risks and the other risks described in this annual report, and we may encounter unforeseen difficulties, complications, delays and other unknown factors:

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
•
we may fail to successfully implement our new business initiatives, especially expansion into new offerings or new business lines in which we have limited or no prior experience, including sustaining continued expansion of Perfect Diary, Little Ondine, Pink Bear, EANTiM, Galénic, the mainland China business of DR.WU and Eve Lom as well as any new brand we may launch or acquire in the future;

•
we may fail to successfully operate our offline experience store network; and
•
we may be affected by international trade tension and any adverse economic conditions in China or internationally.

We cannot be sure that we will be successful in addressing these and other risks and challenges we may face in the future. Any of these occurrences could have a material and adverse impact on our business, results of operations and financial condition. Our customer base may decline or grow at a slower pace than we expect as a result of such risks. Any of these risks could cause our revenues to decline or grow at a slower pace than we expect and may adversely affect our margins and results of operations. Failure to grow our revenues or improve margins could have a material adverse effect on our business, financial condition, and results of operations. You should not rely on our historical results of operations and financial performance as an indication of our future performance.

The beauty industry is highly competitive. If we are unable to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected.

We face vigorous competition from both domestic and international players in China in the beauty industry, including large multinational consumer products companies that own or operate multiple beauty brands. Competition in the beauty industry is intense and is affected by multiple factors, including the ability to launch new products, pricing of products, quality of products and packaging, brand awareness, perceived value and quality, innovation, offline sales capabilities, customers’ functional and emotional satisfaction, promotional activities, advertising, editorials, e-commerce and mobile-commerce initiatives and other activities. We must compete with a high volume of new product introductions and a large number of existing products sold by diverse companies across several different distribution channels.

Many domestic and multinational consumer goods companies have greater financial, technical or marketing resources, longer operating histories, greater brand recognition or larger customer bases than we do and may be able to respond more effectively to changing business and economic conditions than we can. Despite our differentiated business model, existing and new players in the industry may also transform their business models and directly compete with us. They may also roll out products targeting young generations at a customer-friendly price or adopt a price-cutting strategy for their current products to directly compete with us. Given the established sales network these large consumer goods companies maintain and the greater brand power they have, we cannot ensure that our existing customers will not allocate more wallet share to their products or cease to purchase products from us completely. Further, our competitors may attempt to gain market share by offering products at prices at or below the prices at which our products are typically offered. Competitive pricing may require us to reduce our prices, which would result in lost sales or affect our business performance otherwise. Our competitors, many of whom have greater resources than we do, may be better able to withstand these price reductions and loss of sales.

It is difficult for us to predict the timing and scale of our competitors’ activities in these areas or whether new competitors will emerge in the beauty industry. In addition, further technological breakthroughs, including new and enhanced technologies that increase competition in the online retail market, new product offerings by competitors and the strength and success of our competitors’ marketing programs may impede our growth and the implementation of our business strategy.

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

The success of our business and operations depends on our ability to continually offer quality products that are attractive to consumers. The beauty industry is driven in part by fashion and beauty trends and consumer preferences and behavior, which may shift quickly and have been heavily affected by the rapidly increasing use and proliferation of social and digital media by consumers, and the speed with which information and opinions are shared. As industry trends and consumers’ preferences and behavior continue to change, we must also continually work to develop, produce and market new products, maintain and enhance the recognition of our brands, achieve a favorable mix of products and refine our approach as to how and where we market and sell our products. Our success depends on our products’ appeal to a broad range of consumers whose preferences and behavior cannot be predicted with certainty and may change rapidly, and on our ability to anticipate and respond in a timely and cost-effective manner to industry trends and consumer preferences and behavior through product innovations, product line extensions and marketing and promotional activities, among other things. Drawing on our deep engagement with our customers and our advanced big data analytics, we have been able to anticipate and react to industry trends and consumers’ preferences and behavior in an effective and efficient manner. However, we cannot assure you that we will be able to successfully anticipate and respond to consumers’ preferences and behavior at all times, especially as we continue to maintain or broaden our customer base and diversify our product offerings aimed at customers with differing characteristics. If we are unable to anticipate and respond to the changes in industry trends and consumer preferences and behavior, we may fail to continually develop products with wide market acceptance, capture emerging growth opportunities, adopt competitive sales strategies for our existing products, or properly predict and manage our inventory. Such failure could also negatively impact our brand image and result in diminished customer experience and brand loyalty. Any of these occurrences could materially and adversely affect our business, prospects and results of operations.

Our new product introductions may not be as successful as we anticipate, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

The fast-evolving fashion and beauty trends and consumer preferences have shortened the life cycles of beauty products and required us to continually work to develop, produce and market new products, maintain and enhance the recognition of our brands and shorten our product development and supply chain cycles. Our continued success depends on our ability to develop and launch products in a timely and cost-effective manner in response to beauty industry trends, consumer preferences for beauty products and consumer attitudes toward our industry and brand. If we do not successfully and consistently develop new products that appeal to our customers our net revenues and margins could suffer.

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

Any loss of confidence on the part of consumers in the ingredients used in our products, whether related to product contamination or product safety or quality failures, actual or perceived, or inclusion of prohibited or restricted ingredients or improper mixture of ingredients, could tarnish the image of our brands and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety or suitability for use by a particular consumer, even if untrue, may require us to expend significant time and resources responding to such allegations and could, from time to time, result in suspension of sales or a recall of a product from any or all of the markets in which the affected product was distributed. Any such issues or recalls could negatively affect our business performance and brand image.

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

We may not be able to successfully or effectively implement our business strategy.

Our future results of operations and cash flows depend upon our ability to successfully implement our business strategy, which, in turn, is dependent upon a number of factors, including our ability to:

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
•
enhance our technology and data capabilities, especially in artificial intelligence and big data analytics fields, so as to enhance our ability to predict and follow customers’ preferences, trends and behaviors;
•
effectively manage the quality and efficiency of our ODM/OEM and packaging supply partners and logistics and other third-party service providers’ performance;
•
continue to broaden and diversify our online and offline distribution channels;
•
pursue strategic investments and collaborations to complement our existing capabilities and expand our brand portfolio and geographic reach; and
•
leverage our high-performance team culture to drive margins.

There can be no assurance that we can successfully or effectively achieve any or all of the above initiatives in the manner or time period that we expect. Executing our business strategies requires significant attention from our management team and allocation of financial, supply chain, distribution and other resources. To achieve our business initiatives effectively, we must continue to enhance our operational, financial and management systems, including our warehouse management and inventory control; maintain and improve our internal controls and disclosure controls and procedures; maintain and improve our information technology systems and procedures; and train and manage our employee base. We may not be able to achieve enhancements in any one or more of these areas. Further, achieving our business initiatives will require investments that may result in short-term costs without generating any additional revenues and therefore may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.

We have a history of net losses, and we may not be able to achieve profitability in the future.

We incurred net loss of RMB1.55 billion in 2021, RMB821.3 million in 2022 and RMB750.2 million (US$105.7 million) in 2023. We also had negative cash flows from operating activities of RMB1.02 billion, positive cash flows from operating activities of RMB136.2 million, and negative cash flows from operating activities of RMB107.4 million (US$15.1 million) for the fiscal years ended December 31, 2021, 2022 and 2023, respectively. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. We also expect to continue to make significant future expenditures related to the development and expansion of our business, including:

•
investments in our product development team and research and development team and in the development of new products;
•
investments in sales and marketing, enlarging our customer base and promoting market awareness of our brands and products;
•
investments in expansion or maintenance of our online and offline distribution channels in a measured manner, including the buildout of our offline experience store footprint; and
•
investment in enhancing data and information technology and improving operating efficiency, including improving the efficiency in supply chain management, warehouse management and inventory control.

As a result of these significant expenses, we will have to generate sufficient revenue to become profitable in future periods. We may not generate sufficient revenue for a number of reasons, including potential lack of demand for our products, increasing competition, challenging macro-economic environment, as well as other risks discussed elsewhere in this annual report. If we fail to achieve profitability, our business and results of operations could be adversely affected.

We rely on third-party e-commerce platforms to sell our products online. If such platforms’ services or operations are interrupted or if our cooperation with such platforms terminates, deteriorates or becomes more costly, our business and results of operations may be materially and adversely affected.

Currently, we rely on third-party e-commerce platforms such as Tmall, Douyin and JD.com, among others, for online sales of our products and derive a material portion of our online sales revenue through and from such platforms. In 2021, 2022 and 2023, a majority of our net revenues were generated through our store on third-party e-commerce platforms. If such platform’s services or operations are interrupted, if such platforms fail to provide satisfactory customer experience and fail to attract new and retain existing users, if our cooperation with such third-party e-commerce platforms terminates, deteriorates or becomes more costly, or if we fail to incentivize such platforms to drive traffic to our flagship stores or promote the sale of our products, our business and results of operations may be materially and adversely affected. We cannot guarantee that we will be able to find alternative channels on terms and conditions commercially acceptable to us in a timely manner, or at all, especially given their leading position and significant influence in China’s e-commerce industry. In addition, any negative publicities about such third-party e-commerce platforms, any public perception or claims that non-authentic, counterfeit or defective goods are sold on such platforms, be it with merit or proven or not, most of which are beyond our control, may deter visits to the platforms and result in less customer traffics to our flagship stores or fewer sales of our products, which may negatively impact our business and results of operations.

We introduced company channels on Weixin in the second half of 2018 to further diversify our distribution channels. We may be subject to the relatively new E-Commerce Law of the PRC as a result of our company channels on Weixin. Failure to comply with such regulations may have a material impact on our business, financial conditions and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Trading and E-Commerce.”

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

We have beauty advisors at our offline experience stores. Although we provide standardized employee conduct training and beauty product training for all our beauty advisors and maintain a detailed employee handbook regulating employee conduct, there is no assurance that our beauty advisors will provide consistently satisfactory customer service to our customers. Any negative customer service experience with our beauty advisors either offline in our physical stores or online through our customer communities or one-on-one chats may discourage customers from purchasing our products and adversely affect our reputation and brand image.

We also operate two customer service centers which provide service daily from 8:00 a.m. to midnight, handling all kinds of customer queries and complaints regarding our products and services. As of December 31, 2023, we had a group of customer service representatives at our customer service centers, consisting of our own employees and representatives from third-party service providers. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. There is no assurance that we will be able to maintain a low turnover rate of existing employees and provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

The market for beauty products in China is evolving and may not grow as quickly as expected, or at all, which could negatively affect our business and prospects.

Our business and prospects depend on the continual development and growth of the market for beauty products in China. The growth and development of the market for beauty products is impacted by numerous factors and subject to uncertainties that are beyond our control, such as the macroeconomic environment, per capita spending, consumers’ interest in beauty, consumers’ purchasing frequency, demand for beauty products from consumers in lower tier cities, regulatory changes, technological innovations, cultural influences and changes in tastes and preferences. We cannot assure you that the market will grow as rapidly as it has in the past, in ways that are consistent with other markets, such as that of the United States, or at all. If the market for beauty products in China does not grow as quickly as expected or at all, or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be negatively affected.

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

We have invested a large amount of financial and other resources in sales and marketing activities, including maintaining our marketing and sales teams, retaining KOLs and purchasing advertisements. We intend to continue to invest in promoting our brand awareness and acquiring customers. In the fiscal years ended December 31, 2021, 2022 and 2023, we incurred RMB4.01 billion, RMB2.33 billion and RMB2.23 billion (US$314.2 million) in selling and marketing expenses, accounting for 68.6%, 62.9% and 65.3% of our total net revenues, respectively. Our marketing and branding activities may not be well received, successful or cost-effective, which may lead to significantly higher marketing expenses in the future. We may also not be able to continue our existing marketing and branding activities, or successfully identify and utilize the new trends in marketing strategies, channels and approaches that appeal to or fit in the lifestyle of our targeted customers. We may also fail to adjust our sales and marketing strategies fast enough to stay current with consumers’ behavioral changes in using internet and mobile devices. Failure to refine our existing marketing strategies or introduce new effective marketing strategies in a cost-effective manner could negatively impact our business, results of operations and financial condition. In addition, failure to comply with the laws and regulations including the Advertising Law of the PRC, promulgated by the Standing Committee of the National People’s Congress in 1994 and most recently amended on April 29, 2021, Regulations on the Supervision and Administration of Cosmetics, promulgated by the State Council on June 16, 2020 and effective as of January 1, 2021, Measures for the Administration of the Online Trading of Cosmetics, promulgated by the National Medical Products Administration on March 31, 2023 and effective as of September 1, 2023, will result in the restriction, inhibition or delay of our ability to sell products. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Cosmetic Products, Regulations Relating to Food Business, Regulations Relating to Product Quality and Consumers Protection, and Regulations Relating to Advertising.”

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

We currently rely on certain ODM/OEM and packaging supply partners based in China to produce most of our products, while we also collaborate with top-class suppliers overseas to support the production of our global premium and luxury beauty brands. In some cases, we retain only a single contract manufacturer for the production of some of our products. Our top five ODM/OEM and packaging supply partners collectively accounted for a considerable purchase amount from all OEM/ODMs in 2021, 2022 and 2023, respectively. Our reliance on a limited number of ODM/OEM and packaging supply partners for each of our products exposes us to a number of risks, since we may not have alternative or replacement ODM/OEM and packaging supply partners beyond these key parties.

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

We have entered into a joint venture arrangement with Cosmax as a minority shareholder for the establishment of a beauty manufacturing and R&D hub in Guangzhou, comprising 60,593 square meters. The facility officially commenced operations in August 2023, enabling further optimization of our supply chain. Our collaboration with Cosmax and our minority investment in establishing the manufacturing facility in Guangzhou may expose us to a number of risks, many of which are beyond our control, including but not limited to our limited influence over Cosmax, our lack of control over the board of directors of the joint venture and limited ability in monitoring and controlling the actions of the joint venture, potential dispute between us and Cosmax over corporate governance matters, and risks associated with possible deviations from the requirements under, or the non-performance of, the joint venture agreement by Cosmax. If any of the risks materialize, our business, results of operations and financial condition may be adversely affected.

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

We currently outsource our product manufacturing to third party ODM/OEM and packaging supply partners, and in many cases rely on them to procure raw materials, components and ingredients. Thus, we do not have sufficient control over the raw material procurement and manufacturing process. We cannot be sure that all suppliers of raw materials, components and ingredients chosen by our contract manufacturers would have met our standards and expectations had they been selected by us if we do the procurement ourselves, neither could we guarantee that no contaminations, defects or other safety issues would happen with respect to the raw materials, components and ingredients or during the manufacturing process. We have required our ODM/OEM and packaging supply partners to deliver reports evidencing the safety of the products and imposed compliance covenants on the ODM/OEM and packaging supply partners. However, we cannot be sure that these measures are or will be effective in preventing all defects or safety issues or otherwise maintaining full compliance of our products with product safety related laws, regulations and standards. Our exposure to product liability risk may increase as our manufacturing and sales volume increases. The situation is further complicated by the fact that a product may be safe for the general population when used as directed but could cause an adverse reaction for a person who has a health condition or allergies, or who is taking a prescription medication. While we include what we believe are adequate instructions and warnings, previously unknown adverse reactions could occur. If we discover that any of our products are causing adverse reactions, we could suffer adverse publicity or administrative sanctions. If any batch of our products contains contaminants, fails to meet national safety standards or otherwise has defects or safety issues, we may need to suspend the sale or, in severe cases, order recalls of such batch or all of the products in question. Any failure or perceived failure to comply with laws, regulations or standards with respect to product safety, or any sale suspension or product recall may lead to government investigations, penalties and lawsuits and may result in adverse publicity, potential significant costs in connection with the suspension of sales or recall, and could have a material and adverse effect on our business, financial condition and results of operations.

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

We believe that our fulfilment infrastructure, consisting of strategically located warehouses, is essential to our supply chain management. Most of the warehouses we use are operated by third-party vendors over which we have limited control. We provide our operating standards under our operating agreements with third-party vendors and typically renew these agreements on an annual basis. Our ability to process and fulfill orders accurately and provide high quality customer service depends on the smooth operation of the warehouse facilities. Any decrease in the quality of service offered by these third-party vendors will adversely affect our reputation and business operations. The warehouse facilities may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, health epidemics, human error and other events. If any of the warehouse facilities were rendered incapable of operations, then we may be unable to fulfill our orders on a timely basis, which could result in canceled sales and a loss of customer loyalty and have a material adverse impact on our business, financial condition and results of operations. For example, business operations at warehouse facilities could be disrupted if any of the employees working therein are suspected of getting contagious diseases since it could require the employees to be quarantined and/or the facilities to be disinfected. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

The operation of our experience stores has required a substantial investment and commitment of resources and is subject to numerous risks and uncertainties.

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

The success of our experience store operations depends in part on our ability to manage the financial and operational aspects of our experience stores operation strategy, our ability to properly assess the potential profitability and payback period of potential new experience store locations, our ability to hire and train skilled store operating personnel, especially management personnel, our ability to immerse such personnel in our culture, and our ability to guarantee timely supply of inventory for experience stores. We cannot assure you that we will succeed in all of these areas. In addition, many factors unique to offline retail operations, some of which are beyond our control, pose risks and uncertainties to the success of our experience store operations. These risks and uncertainties include, but are not limited to, macro-economic factors that could have an adverse effect on general retail activity, health epidemics, the overall customer traffic in and around the location of our experience stores, the opening of stores of competitors in the same area or location of our experience stores, the opening of a new store of ours in the same city as our existing experience stores, our failure in identifying appropriate locations for opening up new experience stores and accurately predicting customer traffic at such new stores, our inability to attract high customer traffic to our experience stores, our inability to manage costs associated with store construction and operation, more challenging environments in managing offline retail operations, costs associated with unanticipated fluctuations in the value of retail inventory, and our inability to obtain and renew leases in quality retail locations at a reasonable cost. If we are unable to open experience stores at convenient locations in such cities that have large number of customers of our online product sales and offer similar competitive price at our experience stores as our online stores, our ability to retain these customers, foster strong brand loyalty and enlarge our customer base may be negatively impacted. Meanwhile, if we are unable to generate sufficient sales from these stores, we may fail to recover the advanced costs and investments in connection with such experience store and our business and profitably may suffer. The substantial management time and resources which our future experience store operation strategy may require could also result in disruption to our existing business operations, which may decrease our net revenue or otherwise affect our results of operations.

Failure to maintain or renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We primarily lease properties for our offices, experience stores and warehouse. We usually enter into lease agreements with real estate owners for a period of around one to five years. To the extent we need to terminate the lease and relocate prior to the expiration of the lease term, we may face termination fees or be liable for breach of contracts. Meanwhile, for those locations that we want to continue our presence, we may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms, or at all. Certain leases we entered into with real estate owners contain covenants relating to periodical turnover commitments or certain minimum operation results commitments. We cannot assure you that we will be able to fulfill such covenants at all times. Our failure to comply with relevant covenants may result in the real estate owners’ unilateral right to terminate the leases and may therefore be forced to relocate our affected operations. Any of these occurrences could disrupt our operations and result in significant relocation expenses, which could, adversely affect our business, financial condition and results of operations. Further, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could maintain, extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. Further, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

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
•
complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to consumer protection, consumer product safety, and data privacy frameworks, such as the European Union General Data Protection Regulation;
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

A significant majority of our net revenues are derived from sales of beauty products in China. Many factors outside of our control, including inflation and deflation, currency exchange rate fluctuation, volatility of stock and property markets, interest rates, tax rates and other government policies and unemployment rates can adversely affect consumer confidence and spending, which could in turn materially and adversely affect our business and results of operations. Unfavorable developments in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and reduce spending. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may also have an adverse effect on our results of operations and financial condition.

We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

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

Based on our internal data compliance assessment conducted with the assistance of our PRC legal counsel in 2022 and considering that relevant regulations have not been updated and no material change has occurred in our business operations since then, as of the date of this annual report, our business operations are compliant with the regulations that have been issued by the Cyberspace Administration of China in all material respects. There have not been any material changes in our business operations concerning data security and personal information protection since then. We have been taking, and will continue to take, reasonable measures to comply with laws and regulations relating to privacy, personal information, data security and cybersecurity. Pursuant to PRC laws and regulations regarding data security and personal information protection, and in response to the current supervisory tendency from the Cyberspace Administration of China, we have taken certain internal and external measures to ensure compliance with the legal obligation required by the supervisory authorities and to ensure data security concerning customers. With respect to external management, on the one hand, we have timely updated our personal information processing rules, and we have disclosed the updated personal information processing rules to our customers and obtained their consent to such update; on the other hand, we have executed data processing agreements with external logistic companies to clarify each party’s rights and obligations when assigning personal information processing tasks to such logistic companies. With respect to internal management, we have established an integrated data compliance management structure and enacted a series of data compliance policies such as the data security management policy (including the requirements for data compliance audit), the data classification and grading policy, the personal information protection impact assessment policy, the data storage and management policy, information security incidents and emergency response measures. We have also utilized a series of compliance tools to ensure proper implementation of the aforementioned policies. However, as the PRC governmental authorities have wide discretion in interpretation and implementation of the cybersecurity laws and regulations, it is uncertain whether the efforts undertaken by us so far will be sufficient to ensure full compliance with all applicable cybersecurity laws and regulations in the future. In addition, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of such regulations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on data security and personal information protection would have a material adverse impact on our business.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. For more information on the compliance risks, see “—We are required to comply with PRC laws relating to privacy, personal information, data security and cybersecurity. Failure to comply with these laws and regulations would result in claims, penalties, damages to our reputation and brand, or otherwise harm our business.” And “—We may be subject to data protection laws and regulations of jurisdictions other than China.”

We are required to comply with PRC laws relating to privacy, personal information, data security and cybersecurity. Failure to comply with these laws and regulations would result in claims, penalties, damages to our reputation and brand, or otherwise harm our business.

In recent years, the PRC government authorities have increasingly focused on safeguarding information and data security. The Cyber Security Law of the PRC provides that network operators must fulfill their obligations to safeguard network security during the course of conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities and maintain the integrity, confidentiality and usability of network data. Pursuant to the Security Protection Regulations for Critical Information Infrastructure, which became effective in September 2021, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. If a company is designated as a critical information infrastructure operator, it must comply with specific obligations mandated by applicable cybersecurity laws and regulations, which include, among others, that any personal information and important data collected and generated in operations within China must be stored within the territory of China. However, these PRC laws and regulations relating to cybersecurity are relatively new, and the applicable scope of these laws and regulations, including the applicable scope of “critical information infrastructure” under the current regulatory regime, remains unclear and shall be subject to more interpretation from the competent government authorities.

Since 2021, the PRC government authorities have also promulgated a series of laws and regulations to build a system for cybersecurity review. The Data Security Law of the PRC, which took effect in September 2021, provides for a national security review procedure for data processing activities that affect or may affect national security. Pursuant to the Revised Measures for Cybersecurity Review, which was published by the Cyberspace Administration of China and became effective in February 2022, critical information infrastructure operators that procure internet products and services, as well as network platform operators engaging in data processing activities, must be subject to a cybersecurity review if their activities affect or may affect national security. A cybersecurity review could result in significant costs and expose such critical information infrastructure operators to various challenges, both throughout the review process and in the course of implementing the required improvements to their cybersecurity protocols. Since the Revised Measures for Cybersecurity Review provide no further explanation or interpretation on the determination of “affecting national security,” there remain uncertainties as to whether our data processing activities may be deemed to affect national security. In addition, network platform operators holding over one million users’ personal information must apply for a cybersecurity review with the Cybersecurity Review Office before any public offering in a foreign country. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Moreover, the Cyberspace Administration of China

also publicly solicited comments on the Regulations on the Network Data Security (Draft for Comments) on November 14, 2021, which have not yet been promulgated into law as of the date of this annual report. The Regulations on the Network Data Security (Draft for Comments) set forth different scenarios where data processors are required to apply for cybersecurity reviews, including, among others, listing abroad of data processors which process over one million users’ personal information, listing in Hong Kong which affects or may affect national security, and other data processing activities that affect or may affect national security.

Moreover, the PRC government authorities are also improving the legal system on the protection of the personal information. In August 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We only collect basic user personal information that is necessary to provide the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the Cyberspace Administration of China and other authorities and adopt technical measures to protect personal information and ensure cybersecurity in a systematic way.

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. Pursuant to the Measures for the Security Assessment of Cross-border Data Transfer, which became effective in September 2022, data processors will be subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of data if the transfer involves certain types of data such as important data. For more details on the PRC laws relating to privacy, personal information, data security and cybersecurity, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Information Security and Privacy Protection.”

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

We may be subject to data protection laws and regulations of jurisdictions other than China.

Regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The European Union General Data Protection Regulation establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the European Union General Data Protection Regulation for financial or non-financial losses. In the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the European Union General Data Protection Regulation. Failure or perceived failure to comply with the European Union General Data Protection Regulation or data protection laws and regulations of other jurisdictions could have an adverse impact on our reputation, brand and results of operations.

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

If our proprietary data analytics algorithms for consumer preference prediction and content recommendation are flawed or ineffective, our trend prediction and customer acquisition abilities could be harmed.

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

We produce and distribute professionally generated beauty and wellness related content on third party online social and content platforms such as Douyin, Xiaohongshu, Weixin, Kuaishou, and Bilibili to promote beauty related knowledge, to improve our brand awareness and to generate consumers interest in our products. Under PRC laws, we are required to monitor content we produce and distribute for items that are factually incorrect, socially destabilizing, obscene or defamatory, and promptly take actions with respect to such content items. Sometimes, it is arguable as to whether a piece of information is factually incorrect or involved other types of illegality, and it may be difficult to determine the type of content that may result in liability to us. Our burden to administer the content, and costs associated therewith, may be exacerbated if we develop our own app with user discussion panel or other interactive functions or features in the future, or introduce such interactive features and functions to our website and Weixin mini-program. If we are found to be liable, we may be subject to fines, revocation of our relevant licenses and other administrative and civil actions, which may interrupt our business. We have implemented measures to review content in light of the laws and regulations before any of them is published. However, such procedures may not prevent all illegal or inappropriate contents from being distributed, especially content created during living streaming by KOLs we collaborate with.

If our cash from operations is not sufficient to meet our current or future operating needs and expenditures, our business, financial condition and results of operations may be materially and adversely affected.

For the fiscal years ended December 31, 2021, 2022 and 2023, we had negative cash flows from operating activities of RMB1.02 billion, positive cash flows from operating activities of RMB136.2 million and negative cash flows from operating activities of RMB107.4 million (US$15.1 million), respectively. We may require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives, investments or acquisitions we may decide to pursue. To the extent we are unable to generate sufficient cash flow, we may be forced to cancel, reduce or delay these activities. Our ability to generate cash to meet our operating needs and expenditures will depend on our future performance and financial condition, which will be affected by financial, business, economic, legislative, regulatory and other factors, including potential changes in costs, pricing, the success of product innovation and marketing, competitive pressure and consumer preferences. If our cash flows and capital resources are insufficient to fund our cash needs, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations. Alternatively, if our sources of funding are insufficient to satisfy our cash requirements, we may seek to obtain credit facilities or sell equity or debt securities. The sale of equity securities would result in dilution of our existing shareholders, including holders of our ADSs. The incurrence of indebtedness would result in debt service obligations and operating and financing covenants that could restrict our operations. Furthermore, it is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all, which could materially and adversely affect our business, financial condition and results of operations.

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

We may from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. Also, although we have not been subject to material claims or lawsuits relating to the intellectual property rights outside China, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States. If a claim of infringement brought against us in China, the United States or another jurisdiction is successful, we may be required to pay substantial penalties or other damages and fines, enter into license agreements which may not be available on commercially reasonable terms or at all or be subject to injunctions or court orders. Even if allegations or claims lack merit, defending against them could be both costly and time consuming and could significantly divert the efforts and resources of our management and other personnel. Competitors and other third parties may claim as well that our officers or employees or our ODM/OEM and packaging supply partners have infringed, misappropriated or otherwise violated their product formulas, confidential information, trade secrets or other proprietary information or technology in the course of their employment with us or in their designing and manufacturing products for us, as the case may be. Although we take steps to prevent the unauthorized use or disclosure of such third-party information, intellectual property or technology by our officers, employees or ODM/OEM and packaging supply partners, we cannot guarantee that our internal intellectual property policy, any other policies or contractual provisions that we have implemented or may implement will be effective. If a claim of infringement, misappropriation or violation is brought against us or one of our officers or employees, we may suffer reputational harm and may be required to pay substantial damages, subject to injunction or court orders or be required to suspend sales of our products or to remit to the plaintiff the revenues we derive from the sales, any of which could adversely affect our business, financial condition and results of operations.

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

Internet and beauty industry and certain business models and practices such as the operation of franchise business and export-oriented e-commerce business in China are highly regulated, and require multiple licenses, permits, filings and approvals to conduct and develop business. Currently, we have obtained the following valid licenses through our subsidiaries and the VIE: value-added telecommunication business operation license for provision of internet information services, or the ICP License, and the Permit for Production and Operation of Radio and Television Programs, Record Filing Certificate for Operation of Class II Medical Devices for sales for medical skincare products, Registration Certificate for Operation of Class III Medical Devices for color contact lens sales, Qualification for Drug Information Services over the Internet, Record Filing for online sales for Medical Devices and the Permit for the Food Trade for our sale of health-care food and snacks. In addition, we have completed the consignor/consignee registration for export and import of goods to carry out import of goods to facilitate the operation of our portfolio brands and to implement our sales of products to overseas markets. We have filed the franchise agreement in effect with the Department of Commerce of Guangdong Province for the launch of our franchise business model for our products under the Perfect Dairy brand. However, as the beauty market is rapidly evolving and highly competitive and we are continually exploring more approaches to conduct sales and marketing cost-effectively and capture points of growth, we may not be able to obtain some of the licenses, registrations and filings necessary or advisable for certain of our operations, especially the newly launched ones. We enable our customers to share and replay video clips on our Weixin mini-program, which may require us to obtain a License for Online Transmission of Audiovisual Programs pursuant to the Administrative Provisions on Internet Audio-visual Program Service. As of the date of this annual report, we have not obtained such license, which may subject us to warnings, orders of correction, pecuniary penalties or other administrative proceedings. Pursuant to a phone consultation dated March 6, 2024 conducted by our PRC legal counsel with the Radio and Television Administration of Guangdong Province, we believe that in practice we are not required by the competent authority to obtain a License for Online Transmission of Audiovisual Programs. As of the date of this annual report, we have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from the governmental authorities for lack of licenses, permits, registrations or filings. However, as the interpretation and enforcement of relevant laws and regulations are evolving, we cannot assure you that we will not be subject to any warnings, orders of correction, pecuniary penalties or other administrative proceedings in the future, which may materially and adversely affect our business, financial condition and results of operations.

In addition, certain licenses, permits or registrations we hold are subject to periodic renewal. If we fail to maintain or renew one or more of our licenses and certificates when their current term expires, or obtain such renewals in a timely manner, our operations could be disrupted. In addition, under relevant PRC laws and regulations, the VIE as license holders are required to update certain licenses if any change to their respective name, registered capital or legal representative during the validity period of such license. If we fail to properly renew and maintain all such requisite licenses on time, we may face penalties and in extreme circumstances, order to suspend or terminate our website and online business.

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

We have in the past pursued acquisitions and may continue to seek acquisitions that we believe strengthen our competitive position in our key segments and geographies or accelerate our ability to grow into adjacent product categories and channels and emerging markets or which otherwise fit our strategies. The cost of identifying and consummating investments and acquisitions could be high and there can be no assurance that we will be able to identify suitable acquisition candidates, be the successful bidder or consummate acquisitions on favorable terms, or have the funds to acquire desirable acquisitions. Such acquisitions and investments may also require approval from the PRC governmental authorities, which may result in high compliance costs and add uncertainty to the transaction despite the commercial efforts made.

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

Our quarterly operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. Our operating results tend to be seasonal. For instance, we generate a substantial portion of our net revenues in the second and the fourth calendar quarters as a result of higher sales volume during a series of shopping festivals across e-commerce platforms, such as “618,” “Singles’ Day” and “Double Twelve.” In addition, in order to prepare for such shopping festivals, we must order and keep in stock significantly more merchandise than we would carry at other times of the year. Our selling and marketing expenses as a percentage of net revenues are also typically lower in the second and fourth calendar quarters as a result of higher online traffic during such periods due to promotional activities by e-commerce platforms during shopping festivals such as “618” in the second calendar quarter, as well as “Singles’ Day” and “Double Twelve” in the fourth calendar quarter, which leads to greater sales volumes. However, as a result of the negative impact of certain macro headwinds in China’s cosmetics industry, our net revenues experienced negative growth. Overall, the historical seasonality of our business has been relatively mild but our business may be impacted by seasonality more severely in the future. As a result of the seasonal fluctuations in our operating results, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues in a given period may be significantly different from our historical or projected rates and our operating results in future quarters may fall below expectations.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our Class A ordinary shares and/or ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ordinary shares or ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in mainland China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed. For example, on December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, which will come into effect on July 1, 2024 and supersede the existing PRC Company Law. The amended PRC Company Law provides stricter requirements on capital contribution of a company established in mainland China. On February 6, 2024, the State Administration for Market Regulation issued a draft of the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law for public comments until March 5, 2024, which further specify the detailed requirements and measures of the registration and management of registered capital under the amended PRC Company Law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Corporate Governance” for details. According to the amended PRC Company Law, we may be required to fulfill the obligations of capital contribution to our subsidiaries or to provide financial support to the nominee shareholders of the VIE within a much shorter period than the currently effective period. However, since the amended PRC Company Law is still relatively new and the foregoing draft implementation measures were released for public comment only, there is still uncertainty regarding the implementation and interpretation of the amended PRC Company Law and the adoption and effective date of such implementation measures. We will closely monitor the legislative developments related to the amended PRC Company Law and its implementation measures, such that we can assess the possible impact on us in a timely manner.

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

On September 5, 2018, our board of directors approved the establishment of the Share Option Plan, which plan was later amended and restated on July 26, 2019, March 25, 2020 and September 11, 2020, or the 2018 Share Option Plan. The 2018 Share Option Plan shall be valid and effective for ten years from September 11, 2020. The maximum number of shares that may be issued pursuant to all awards under the 2018 Share Option Plan shall be 249,234,508 shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.” For the years ended December 31, 2021, 2022 and 2023, we recorded an aggregate of RMB530.4 million, RMB340.9 million and RMB77.5 million (US$10.9 million), respectively, in share-based compensation expenses. The share-based compensation expenses recorded in 2023 were lower as compared with those recorded in 2022, primarily attributable to a reversal of recognized share-based compensation expenses of RMB109.4 million due to the forfeiture of unvested awards granted to our former chief technology officer upon his resignation in the first quarter of 2023. The share-based compensation expenses recorded in 2022 were lower as compared with those recorded in 2021, primarily due to a decrease in the number of personnel entitled to receive share-based compensation.

On December 30, 2022, our board of directors and the compensation committee of our board have approved and authorized the adoption of the 2022 Share Incentive Plan, effective on January 1, 2023. The 2022 Share Incentive Plan will expire on the tenth anniversary of its effective date. Under the 2022 Share Incentive Plan, the maximum aggregate number of ordinary shares of our company available for issuance is 1.5% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of December 31, 2022, plus an annual increase by (i) (A) 1.5% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each of the first two fiscal years of our company beginning January 1, 2024, and (B) 1.0% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each subsequent fiscal year of our company during the term of the 2022 Share Incentive Plan, or (ii) such fewer number of shares as may be determined by our board of directors. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

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

Under the PRC Social Insurance Law and the Regulations on the Administration of on Housing Provident Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds. In this connection, employers are required, together with their employees or separately, to pay the contributions to social insurance and housing provident funds for their employees. The government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Historically, certain of our PRC subsidiaries had failed to make housing fund contributions in full for their employees, and we have cured such non-compliance since July 2020. The PRC laws have provided for a two-year statute of limitation for administrative penalty against non-compliance with housing fund contributions. We were not subject to any penalty in connection with housing fund contributions within such period. As of the date of this annual report, our PRC subsidiaries make social insurance and housing fund contributions in full for their employees and have not been subject to any administrative penalties or other disciplinary action from the PRC authorities.

In addition, under the Labor Law and the Notice on Issuing the Measures for the Examination and Approval of Flexible Working Hours Arrangement and Comprehensive Working Hours Scheme Adopted by Enterprises, enterprises that are not in a position to implement standard working hours arrangement may adopt special working hours arrangement, including flexible working hours arrangement and comprehensive working hours arrangement. Entities adopting the aforementioned special working hours arrangement shall apply for approval with the governmental authorities, otherwise in case of labor disputes, the entities may be required to pay additional compensation to their employees. If the PRC authorities find that our working hour practice constitutes a special working hours arrangement which requires governmental approval, we may be required to pay additional compensation to our employees in case of labor disputes. Also, if we fail to make corrections in time, we may be subject to fines which may adversely affect our business, financial condition and results of operations.

Furthermore, pursuant to the Labor Contract Law and the Interim Provisions on Labor Dispatch, responsibilities assigned to dispatched workers shall be temporary and ancillary in nature and the number of dispatched workers of any given employer shall not exceed 10% of the employer’s total labor force. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Employment.” Certain of our PRC subsidiaries hired dispatched workers from dispatch agencies in the past and the number of dispatched workers exceeded 10% of the total number of staff of the subsidiary historically and we have already cured such non-compliance. Although we aimed to not assign dispatched workers on significant tasks, there is no assurance that the assignments performed by them were always temporary and ancillary in nature. We hire dispatched workers as of the date of this annual report and have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from the PRC authorities. However, we cannot assure you that the PRC authorities will not take administrative actions against such PRC subsidiaries of ours for their past practice. To the extent administrative actions are imposed, our business, financial condition and results of operations may be negatively impacted.

Meanwhile, as the PRC labor laws and regulations are evolving and there remain uncertainties with respect to their interpretation and implementation, we cannot assure you that we will be able to maintain full compliance at all times or that we will not be subject to labor disputes or government investigations. If we are deemed to have violated the labor laws and regulations at any time, we could be required to provide additional compensation to our employees or face administrative proceedings or civil actions and our business, financial condition and results of operations could be materially and adversely affected.

Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally.

The success of our business ultimately depends on consumer spending. We derive a significant majority of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to consumer products. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from such customer. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

We face risks related to natural disasters, health epidemics and other outbreaks.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC, and particularly Guangdong. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures, internet failures or otherwise operation interruptions of ours and our manufacturers, suppliers and service providers, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect the ability of ours and our manufacturers, suppliers and service providers to conduct the daily operations and to manufacture and deliver our products. Our business could also be adversely affected by the effects of epidemics, including COVID-19, avian influenza, severe acute respiratory syndrome, (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, such as quarantine of employees, and may even require a temporary closure of our facilities. Our sales through offline retail stores had been impacted as a result of the COVID-19 outbreak in the second half of 2021 and through 2022. Our online sales volume over the same period was also negatively impacted due to the unavailability of, or delays in, delivery services during such period. The extent to which COVID-19 impacts our results of operations will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. To the extent that any health epidemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report.

Our headquarters are located in Guangzhou, where most of our management and the majority of our employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Guangzhou or Guangdong province as a whole, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

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

The conversion of Renminbi into foreign currencies, including the U.S. dollar, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other foreign currencies in the future.

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

We may from time to time become a party to various litigation, legal disputes, claims or administrative proceedings arising in the ordinary course of our business. For example, we and certain of our current and former directors or officers, our authorized U.S. representative, a shareholder, and the underwriters for our November 2020 initial public offering have been named as defendants in a putative shareholder class action, which is still in its preliminary stage. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” The outcome of any litigation, legal disputes, claims or administrative proceedings is hard to predict. If any verdict or award is rendered against us or if we decide to settle the disputes, we may be required to incur monetary damages or other liabilities. Even if we can successfully defend ourselves, we may have to incur substantial costs and spend substantial time and efforts in these lawsuits. Negative publicity relating to such litigation, legal disputes, claims or administrative proceedings may damage our reputation and adversely affect the image of our brand and services. Furthermore, any litigation, legal disputes, claims or administrative proceedings which are not of material importance may escalate due to the various factors involved, such as the facts and circumstances of the cases, the likelihood of winning or losing, the monetary amount at stake, and the parties concerned continue to evolve in the future, and such factors may result in these cases becoming of material importance to us. Consequently, any ongoing or future litigation, legal disputes, claims or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

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

However, we are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China through our subsidiaries and the VIE with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Yatsen Holding Limited, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our shares may decline in value if we are unable to assert our contractual control rights over the VIE, which contributed to 5.4% of our revenues in 2023. Our holding company in the Cayman Islands, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

We have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the PRC governmental authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. There remain uncertainties in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, until when it remains uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version) jointly promulgated by the Ministry of Commerce, and the National Development and Reform Commission and took effect in January 2022. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from the PRC government authorities. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Applicable of Foreign Investment Law, which came into effect on January 1, 2020. In accordance with these interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our control over the VIE through contractual arrangements is deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

A large portion of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic, political and social conditions in China generally. The PRC economy differs from the economies of most developed countries in many respects, including the level of development, growth rate, level of government involvement and control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. In addition, the PRC government continues to play a significant role in regulating industry development by imposing the industrial policies.

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. In addition, the growth of the Chinese economy has slowed down in recent years. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our solutions and services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

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

PRC government has significant oversight over the conduct of our business and it has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

PRC laws and regulations in relation to overseas issuance and listing of shares have been evolving. On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of the regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Relatedly, on December 27, 2021, the National Development and Reform Commission and the Ministry of Commerce, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in this list seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. In addition, foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. As this list is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

The regulatory environment in the PRC has been undergoing a number of changes and reforms in various areas, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. On February 17, 2023, the CSRC promulgated Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, and five relevant supporting guidelines, together referred to as the New Overseas Listing Rules, which became effective on March 31, 2023. Pursuant to the New Overseas Listing Rules, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in China and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. New Overseas Listing Rules establish a new filing-based regime to regulate both direct and indirect overseas offerings and listings by domestic companies. According to the New Overseas Listing Rules, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year, any of which was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the New Overseas Listing Rules, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. New Overseas Listing Rules also set forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. Under the New Overseas Listing Rules, failure to comply with the filing requirements may result in the warning, orders of correction and fines of RMB1 million to RMB10 million to the domestic companies, and fines on the controlling shareholder and other responsible persons. On the press conference held by the CSRC on February 17, 2023, the CSRC officer expressed that the enterprises that have been listed overseas like us shall be deemed as “the Stock Enterprises” and are not required to complete the overseas listing filing immediately until they conduct refinancing or are involved in other circumstances that require filing with the CSRC. However, as there are still uncertainties regarding the interpretation and implementation of such regulatory rules, we cannot assure you that we will always be categorized as the Stock Enterprise by the CSRC and be able to comply with new regulatory requirements under the New Overseas Listing Rules. In addition, any of our future proposed offering of securities in an overseas market or the listing of the listed securities, including but not limited to follow-on offerings and secondary listings, will be subject to the filing requirements with the CSRC under the New Overseas Listing Rules, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all.

Furthermore, on February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, which came into effect on March 31, 2023. Pursuant to the provisions, any future inspection or investigation conducted by overseas securities regulator or the competent authorities on our PRC domestic companies with respect to our overseas issuance and listing shall be carried out in the manner in compliance with PRC laws and regulations.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the Revised Measures for Cybersecurity Review and the Regulations on the Network Data Security (Draft for Comments), are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such filing procedures and any approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC’s approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement may subject us to regulatory actions or other sanctions from the CSRC or other PRC government authorities, which could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Furthermore, if there are any other approvals, filings and/or other regulatory procedures required to be obtained from or completed with the CSRC or other PRC government authorities as required by any new laws and regulations for any of our future proposed offering of securities in an overseas market or the listing of the listed securities, we cannot assure you that we are able to obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC government authorities, which may have a material adverse effect on our business, financial condition or results of operations. Uncertainties and/or negative publicity regarding these PRC regulations could have a material adverse effect on the trading price of our listed securities.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct a majority of our operations in China and a majority of our assets are located in China. In addition, all our senior executive officers reside within China and all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management named in the annual report inside mainland China. It may also be difficult for you to enforce in U.S. courts the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as most of them currently reside outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the PRC market regulation administrative authorities.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect State Administration of

Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

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

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation, issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors adopted by six PRC regulatory agencies in 2006 and amended in 2009 and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Revised Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective on August 1, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by anti-monopoly enforcement authority of the State Council before they can be completed. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring a transaction through a proxy or contractual control arrangement.

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

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our 2018 Share Option Plan and 2022 Incentive Plan participants or us to fines and other legal or administrative sanctions.

In February 2012, the State Administration of Foreign Exchange, or the SAFE, promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company are required to register with the State Foreign Exchange Administration of the PRC, through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in China for a continuous period of not less than one year and have been granted options are subject to these regulations as our company has become an overseas-listed company. Failure to complete registrations with the SAFE may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals and may also limit our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Stock Incentive Plans.”

In addition, the State Administration of Taxation, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with the tax authorities and to withhold individual income taxes for those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Stock Incentive Plans.”

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purposes) to register with the SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the registrations with the SAFE in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders or beneficial owners who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

If our shareholders or beneficial owners who are PRC residents or entities do not complete their registration with the local SAFE branches or qualified local banks, our PRC subsidiaries may be prohibited from distributing to us its profits and proceeds from any reduction in capital, share transfer or liquidation, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the registration with the SAFE described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

All of our executive officers who we are aware of being subject to the SAFE regulations have completed the initial registrations as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our shareholders or beneficial owners to comply with registration requirements of the SAFE. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, regulations of the SAFE.

The failure or inability of such shareholders or beneficial owners to comply with regulations of the SAFE, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us or the non-compliant shareholders or beneficial owners to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services or any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, which are foreign-owned enterprises, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund.

Our PRC subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by the SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and the VIE and its subsidiaries. We may make loans to our PRC subsidiaries and the VIE and its subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to applicable foreign exchange loan registrations. If we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, (a) in the event that the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration and other relevant rules applies, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches, or (b) in the event that the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, applies, the balance of such loans will be subject to the risk-weighted approach and the net asset limits and we will need to file the loans with the SAFE in its information system pursuant to applicable requirements and guidelines issued by the SAFE or its local branches. Pursuant to the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, upon expiry of the one-year transition period commencing on January 11, 2017, the People’s Bank of China and the SAFE would determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall results of implementing this notice. As of the date of this annual report, neither the People’s Bank of China nor the SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. Currently, our wholly foreign-owned subsidiaries are subject to the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration, which means loans extended by our offshore entities to our wholly foreign-owned subsidiaries in China to finance their activities may not exceed the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. However, it is uncertain what mechanism will be adopted by the People’s Bank of China and the SAFE in the future and what statutory limits will be imposed on loans provided by an offshore entity like our Company to its PRC subsidiaries.

In addition, a foreign-invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign-invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such foreign-invested enterprise or the payment prohibited by the laws and regulations; (ii) directly or indirectly used for investment in securities or investments in financial management other than banks’ principal-secured products unless otherwise provided by the laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in China in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016 and amended on December 4, 2023, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we may not be able to make such loans to the subsidiaries of our wholly foreign-owned subsidiaries in mainland China and the VIE and its subsidiaries in mainland China. Meanwhile, we may not be able to finance the activities of the VIE or its subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by the consolidated variable interest entities.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of the SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain the SAFE’s approval to use cash generated from the operations of our PRC subsidiaries and consolidated variable interest entity to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by the SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in Hong Kong or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

Risks Relating to Our ADSs

If we do not satisfy the NYSE requirements for continued listing, our ADSs could be delisted from the NYSE.

The listing of our ADSs on the NYSE is contingent on our compliance with the NYSE’s conditions for continued listing.

Pursuant to NYSE Rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 within the applicable cure period following receipt of the notification. The company can regain compliance at any time during the cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. In addition, we understand that the NYSE has a policy to suspend trading immediately and commence delisting procedures if the market price of securities becomes “abnormally low.” We received a letter from the NYSE dated April 11, 2022 notifying us that (i) we are below NYSE compliance standards due to the trading price of our ADSs and (ii) the applicable cure period for us to regain compliance expires on October 11, 2022. We took various measures to resolve the non-compliance caused by adverse effects on the trading price of our ADSs and avoid any potential delisting, including monitoring the market conditions of our listed securities and implementing a share repurchase program. As a result, we cured the deficiency within the prescribed cure period. On August 1, 2022, NYSE notified us that our company had regained compliance with the NYSE’s continued listing criterion of a minimum share price as set forth in Section 802.01C of the NYSE Listed Company Manual. On November 2, 2023, we received a letter from the NYSE notifying us that (i) we are below NYSE compliance standards due to the trading price of our ADSs and (ii) the applicable cure period for us to regain compliance expires on May 2, 2024. We took various measures to resolve the non-compliance caused by adverse effects on the trading price of our ADSs and avoid any potential delisting, including monitoring the market conditions of our listed securities and changing the ratio of our ADSs to Class A ordinary shares. As a result, we have cured the deficiency within the prescribed cure period. On April 10, 2024, NYSE notified us that our company had regained compliance with the NYSE’s continued listing criterion of a minimum share price as set forth in Section 802.01C of the NYSE Listed Company Manual. However, we cannot assure you that we will stay compliant with other NYSE listing rules at all times going forward. There can be no assurance that our ADSs will be eligible for trading on any such alternative exchanges or markets in the United States. If our ADSs are delisted from the NYSE, the liquidity and value of an investment in our ADSs will be materially and adversely affected.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on the NYSE on November 19, 2020, the trading price of our ADSs has fluctuated significantly. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. We and certain of our current and former directors or officers, our authorized U.S. representative, a shareholder, and the underwriters for our November 2020 initial public offering have been named as defendants in a putative shareholder class action, which is still in its preliminary stage. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We are currently unable to estimate the outcome of this lawsuit or any possible loss or range of loss, if any, associated with the resolution thereof. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle such lawsuits on unfavorable terms. We may continue to be subject to lawsuits from time to time in the future, including but not limited to putative class action lawsuits brought by shareholders. The existence of such cases and any potential adverse outcome of these cases, including any plaintiff’s appeal of a judgment, could have a material adverse effect on our business, reputation, financial condition, results of operations, cash flows as well as the trading price of our ADSs. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. Resolution of these matters may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Mr. Jinfeng Huang, our founder, chairman of the board of directors and chief executive officer, beneficially owned all of our Class B ordinary shares as of February 29, 2024. These Class B ordinary shares constitute 31.1% of our total issued and outstanding share capital and 90.1% of the aggregate voting power of our total issued and outstanding share capital as of February 29, 2024 (excluding the 440,571,764 Class A ordinary shares underlying the ADSs repurchased by our company pursuant to the share repurchase program, the 32,527,075 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the 79,226,352 Class A ordinary shares held under the trusts for the benefit of certain employees, directors and officers of our company) due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share

Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Jinfeng Huang has decisive influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. He may take actions that are not in the best interest of our company or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

On November 17, 2021, our board of directors authorized a share repurchase program, under which we were authorized to repurchase up to US$100.0 million of our ordinary shares (including in the form of ADSs) over the following 24 months through November 16, 2023. On August 26, 2022, our board of directors authorized a change to the term and size of the share repurchase program, increasing the aggregate value of shares that may be repurchased under the share repurchase program from US$100.0 million to US$150.0 million and extending the effective term of the share repurchase program through August 25, 2024. On November 20, 2023, our board of directors further approved and authorized a change to the size and term of the share repurchase program, increasing the aggregate value of shares that may be repurchased under the share repurchase program from US$150.0 million to US$200.0 million and extending the effective term of the share repurchase program through November 19, 2025. The share repurchase program, authorized by our board of directors, does not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs. The share repurchase program could affect the price of our ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our ADSs. As of February 29, 2024, we had repurchased an aggregate of 22,028,588 ADSs under this share repurchase program for an aggregate amount of US$133.7 million. Our board of directors will review the share repurchase program periodically, and may authorize further adjustment of its terms and size.

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

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third-party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and stockholder’s equity, and any investment in our ADSs could be greatly reduced.

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

Sales of our ADSs in the public market or the perception that these sales could occur, could cause the market price of our ADSs to decline. Certain of our shareholders have registration rights and may request us to register their securities for sale under the Securities Act. Sales of these shares, or the perception that such sales could happen, could cause the price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We cannot predict what effect, if any market sales of securities held by a principal shareholder or any other shareholder or the availability of these securities for future sale will have on the market price on our ADSs. In addition, if we issue additional ordinary shares, either through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, would have an adverse effect on the price of our ADSs.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our ninth amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

We are an exempted Cayman Islands company and substantially all of our assets are located outside of the United States. Our current operations are primarily conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. Pursuant to the NYSE Listed Company Manual, a company listed on the NYSE must have a majority of independent directors, hold an annual shareholders’ meeting during each fiscal year and give shareholders the opportunity to vote on all equity-compensation plans and material revisions thereto, subject to limited exceptions. We currently follow our home country practice in lieu of those requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2023, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the “asset test.” Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated financial statements. Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2023 and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

In May 2022, we issued our first Environmental, Social and Governance, or ESG, Report, which details our strategic ESG initiatives to develop a long-term, sustainable and environmentally-friendly business, and reviews achievements made during the 2021 fiscal year. In December 2022, our ESG rating was upgraded to A by one of the world’s largest providers of ESG indexes, MSCI. This rating represents an internationally recognized leading level.

In July 2023, we published our 2022 ESG report, outlining our progress and performance in key ESG areas.

In August 2023, the R&D and manufacturing hub that we established with Cosmax in Guangzhou commenced operations, enabling further optimization of our supply chain.

Our principal executive offices are located at Building No. 35, Art Port International Creation Center, No. 2519 East Xingang East Road, Haizhu District, Guangzhou 510330, People’s Republic of China. Our telephone number at this address is +86 20 8730-7310. Our registered office in the Cayman Islands is located at c/o Office of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

All information we file with the SEC can be obtained over the internet at the SEC’s website at https://www.sec.gov/. You can also find information on our website https://ir.yatsenglobal.com/. The information contained on SEC’s website or our website is not a part of this annual report.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Material Cash Requirements” for a discussion of our capital expenditures.

B.
Business Overview

Yatsen is a leading China-based beauty group with the mission of creating an exciting new journey of beauty discovery for consumers around the world. Founded in 2016, we have launched and acquired numerous color cosmetics brands and skincare brands including Perfect Diary, Little Ondine, Pink Bear, Galénic, DR.WU (its mainland China business), Eve Lom and EANTiM. Our flagship brand, Perfect Diary, is one of the leading color cosmetics brands in China in terms of retail sales value. “Retail sales value” refers to the total value of products and services purchased by consumers through multiple retail sales points, measured at retail selling price, including the impact of distributor and retailer incremental markups and value-added tax on the overall pricing. Yatsen primarily reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

The beauty industry in China is evolving rapidly. For many Chinese beauty consumers, massive e-commerce platforms have become default shopping destinations. More recently, dynamic social and content platforms play an expanded role in consumers’ discovery and purchase of beauty products. At the same time, domestic Chinese beauty brands have made significant progress in upgrading their product quality, R&D capability and in-house or outsourced manufacturing capabilities, by partnering with technologically advanced ODM/OEM and packaging supply partners who have extensive experience working with large international beauty brands. In addition to these trends, Chinese consumers, particularly those in the demographics of Gen-Z, i.e., the group of people born between 1996 and 2005 (aged between 18 and 27 in 2023), and millennials, i.e., the group of people born between 1986 and 1995 (aged between 28 and 37 in 2023), prefer brands that offer personalized products and represent strong local Chinese identities.

As a result, we were able to create and operate a group of distinctive beauty brands, which partners with these marketing channels, supply chain players and research institutes in a more integrated and unique way and provides young consumers with a superior experience and an engaging new journey of beauty discovery.

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

In October 2021, we acquired EANTiM, a professional-channel skincare brand aiming to improve skin health via the emerging field of microbiome.

In the beginning of 2022, we launched our five-year strategic transformation plan with the goal of fostering a portfolio of strong brands with highly differentiated, effective products to drive sustainable growth. Key business initiatives under the plan focus on (i) balancing the revenue mix to support the growth of our Skincare Brands, reshaping the business model of our Color Cosmetics Brands, and investing in R&D to build up a robust new product pipeline; and (ii) cost cutting, which we expect to achieve by the implementation of stricter pricing and discount policies, and the optimization of supply chains and the improvement of operating efficiencies.

Despite the challenging macroeconomic environment in 2022 and 2023, our strategic transformation plan proved to be effective and played out in line with our expectations. We have focused on building brand equity, an effort backed by our investment in branding and R&D, and improving business and financial performance throughout the year. Specifically, revenue contribution from our Skincare Brands grew from 33.5% in 2022 to 40.5% in 2023, primarily due to the solid performance of our three clinical and premium Skincare Brands, i.e., Galénic, DR.WU (mainland China business) and Eve Lom. In 2023, we strategically phased out Abby’s Choice, a mass-market skincare brand we launched in 2020 as an effort to fine-tune the product mix of our Skincare Brands. We also repositioned Perfect Diary, our flagship color cosmetics brand, with refreshed visual identity and new hero product launches. Moreover, we continued to improve our gross margin, which increased from 68.0% in 2022 to 73.6% in 2023 and improve our net loss margin, which narrowed from 22.2% in 2022 to 22.0% in 2023. We expect to continue executing our new five-year strategic plan with a focus on building a vital and sustainable brand portfolio and capitalizing on rising opportunities as the consumer industry recovers.

Our Diverse Brand Portfolio

Color Cosmetics Brands

Our Color Cosmetics Brands consist of Perfect Diary, Little Ondine and Pink Bear and other color cosmetics brands, which offer a broad range of color cosmetics products, including lip, eye, and face products to provide our customers a full-spectrum of beauty experience. In 2021, 2022 and 2023, we generated net revenues of RMB4.87 billion, RMB2.42 billion and RMB1.97 billion (US$278.0 million) from the sales of products under our Color Cosmetics Brands, respectively, representing 83.4%, 65.2% and 57.8% of our net revenues in 2021, 2022 and 2023, respectively.

Perfect Diary

Perfect Diary is our first and largest brand. We launched Perfect Diary in 2017 to provide high-quality and innovative color cosmetics with exquisite designs. With a broad and growing portfolio of products that spans the color cosmetics, skincare, beauty tools and kits categories, Perfect Diary offers comprehensive beauty solutions at a mass-market price point. In 2023, we repositioned the Perfect Diary brand, carrying out a series of campaigns with a refreshed visual identity and new hero product launches. Targeting Gen-Z and millennials, Perfect Diary intends to enable everyone to express and pursue their own beauty effortlessly.

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

Pink Bear

Pink Bear is a color cosmetics brand we launched in March 2021 to target the teenage and young adult customer base. Employing a “young girl” style and brand identity, the brand is intended to provide high value-for-money products at a lower mass-market price point, with a focus on the lip gloss product category. Since its launch, Pink Bear has been embraced by customers and received numerous awards, including the C-Beauty Awards’ Color Development Award by VOGUE in 2023.

Skincare Brands

Our Skincare Brands include Galénic, DR.WU (mainland China business), Eve Lom, and other skincare brands, which offer products featuring high-quality formulas, ingredients and packaging. In 2023, we implemented the strategic decision to phase out the Abby’s Choice brand. In 2021, 2022 and 2023, we generated net revenues of RMB855.2 million, RMB1.24 billion and RMB1.38 billion (US$194.9 million) from the sales of products under our Skincare Brands, respectively, representing 14.6%, 33.5% and 40.5% of our net revenues in 2021, 2022 and 2023, respectively.

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

In 2021, we launched Galénic in China and embarked on a number of marketing initiatives to increase brand awareness of Galénic among Chinese consumers. Galénic’s N°1 Poudre Vitamine C Pure Eclaircissante, which features facial serums with highly-concentrated, 20% Vitamin C extract designed to reduce dark spots and brighten the skin, won numerous recognitions from industry publications such as Elle and Bazaar since its launch. The brand is also making progress on its couture line, winning the Essence of the Year Award at the Bazaar Beauty Awards 2023 for its Couture Secret d’Excellence Active Serum.

DR.WU (mainland China business)

Founded in 2003, DR.WU is a professional skincare brand developed by renowned dermatologist, Dr. Ying-Chin Wu. DR.WU created a technologically-advanced skincare line of hypoallergenic and highly efficacious products, leveraging 50 years of experience in dermatology and extensive research on skin immunology and laser treatment as well as a team of seasoned dermatologists. DR.WU’s products have received numerous awards and recognition from beauty media and platforms. We completed the acquisition of DR.WU’s mainland China business in January 2021. Post-closing, we re-launched the DR.WU brand in mainland China market by simplifying the product line-up to the core Mandelik Acid serum series. We also re-positioned the brand as a professional dermatologist-grade skincare brand offering highly efficacious solutions for acne-related skin problems, making tremendous efforts across research and development, product innovation and brand building. In 2023, DR.WU was honored as Asia’s Leading Mandelic Acid Skincare Brand by Euromonitor.

Eve Lom

Eve Lom is a prestige skincare brand founded in 1985 by the renowned facialist Eve Lom. Eve Lom’s eponymous skincare collection has won numerous awards, with products featuring high-quality natural ingredients which create a luxurious and efficacious skincare experience. Eve Lom is sold through a global distribution network and is recognized by consumers worldwide through e-commerce channels. We acquired Eve Lom in March 2021 from Manzanita Capital. We have increased the investment of resources in Eve Lom’s China operations and initiated a series of marketing events since the acquisition.

Abby’s Choice

Abby’s Choice is a mass-market skincare brand we launched in 2020, targeting young consumers in China. We have been strategically phasing out the brand as part of our five-year strategic transformation plan.

EANTiM

EANTiM is a professional-channel skincare and haircare brand focused on developing products to improve skin health via the emerging field of microbiome. EANTiM was founded in 2018 by a management team with extensive background in pharmaceutical research and functional skincare.

Our Wide Selection of High-Quality and Memorable Products

Color Cosmetics Products

We offer a wide range of color cosmetics products featuring lip, eye and face. To attract customers who consistently return for the latest looks, we frequently introduce experimental shades for creating bold ensembles and incorporate innovative themes into our makeup. Our most popular color cosmetics products include the iconic Perfect Diary Stiletto Lipstick, the Perfect Diary ReadMe Lip Gloss and the Perfect Diary Explorer Eyeshadow Palettes.

In 2023, Perfect Diary launched its new hero product, Biolip Essence Lipstick. The lipstick leverages our exclusive Biolip technology, which creates a bionic sebum film upon application to protect the lips’ fragile skin barrier. Biolip’s strong efficacy in lip line reduction was validated by the prestigious Ruijin Hospital and the SGS testing agency. We also expanded the series to include Biolip Essence Lip Stain and Biolip Essence Matte Lipstick to enrich offerings for customers to experience its advanced formulation.

Little Ondine and Pink Bear gained popularity among young generation with their eye-catching makeup products as well. Both brands formed co-branding partnerships with popular intellectual properties that deeply resonated with young customers.

Skincare Products

We started our skincare business by launching the mass-market skincare brand Abby’s Choice in 2020. In the same year, we acquired Galénic, a premium cosmeceutical skincare brand that originated in France in 1978. In January 2021, we acquired the mainland China business of DR.WU, a dermatologist-developed, hypoallergenic and highly efficacious brand founded in 2003. In March 2021, we acquired the skincare brand Eve Lom, a prestige skincare brand with a portfolio of luxurious and effective products, many of which are award-winning. In October 2021, we completed the acquisition of EANTiM, a professional-channel skincare and haircare brand focused on developing products to improve skin health via the emerging field of microbiome.

Our assortment of skincare products includes face serums, face creams, eye creams, masks, toners, makeup removers, cleansers, ampoules, and anti-acne patches. Our most popular skincare products include: (i) Galénic N°1 Poudre Vitamine C Pure Eclaircissante serum, featuring highly-concentrated, 20% Vitamin C extract designed for dark spot reductions and skin brightening applications, a core technology that was published in the Journal of Cosmetics, Dermatological Sciences and Applications, (ii) Eve Lom Cleanser, our iconic cleanser balm that cleanses, hydrates, tones, removes makeup, and exfoliates skin, which is embraced by those who believe the first step to radiant skin is the perfect cleanse and (iii) DR.WU Intensive Renewal Serum with Mandelic Acid, which has been among the top-selling products in the acne-treating serum category on both Tmall and Douyin.

Other Products

Our product portfolio also includes categories such as beauty tools and kits, sun screen and beauty devices. We offer a variety of products to complement our customers’ beauty routine.

Our Young and Loyal Customer Base

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

Our dedicated creativity team has a wealth of experience in the beauty, luxury, fashion, art, digital technology and other industries both domestically and globally. This team mainly drives our product creativity and focuses on the originality and creativity of product concepts. Our product development approach is customer-centric and data-driven.

Our Research and Development Capabilities

Our dedicated R&D team works closely with our product development and marketing teams to create and improve our formulas. Our R&D team has extensive work experience with established beauty brands and has expertise in biology, chemistry or biochemistry. The team has developed full spectrum capabilities including fundamental research, ingredient quality testing, formula development, efficacy evaluation, sensory evaluation, safety evaluation and logistics support. As of December 31, 2023, we have registered a total of 203 patents, including 8 utility model patents, 104 design patents and 57 invention patents (some of which are in the process of being transferred to us), in addition to 34 patents currently pending approval worldwide. In 2021, 2022 and 2023, our R&D expenses totaled RMB142.1 million, RMB126.9 million and RMB111.7 million (US$15.7 million), representing 2.4%, 3.4% and 3.3% of our net revenues, respectively. As an organization, we will continue to invest in our R&D capabilities, with a focus on developing active ingredients and efficacious formulations as well as discovering cutting-edge innovations from biomedical and biotechnology fields with applications in color cosmetics and skincare in China.

Our R&D Facilities

We continued to expand our R&D capabilities. We currently operate a 1,303-square-meter R&D center located in Guangzhou, China, and a 3,819-square-meter business complex that serves as both office building and R&D center located in Shanghai, China. We have also established a beauty manufacturing and R&D hub in Guangzhou, China in connection with our joint venture with Cosmax as a minority shareholder, comprising 60,593 square meters, which commenced operations in August 2023, enabling further optimization of our supply chain. Beyond China, we operate a laboratory in France for the Galénic brand comprising approximately 650 square meters, which officially commenced operations in February 2023.

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

In September 2023, we launched Perfect Diary’s new hero product, Biolip Essence Lipstick, by leveraging our exclusive Biolip technology, which creates a bionic sebum film upon application to protect the lips’ fragile skin barrier. Biolip’s strong efficacy in lip line reduction was validated by the prestigious Ruijin Hospital and the SGS testing agency.

In addition, we established an innovative skincare laboratory with Ruijin Hospital’s dermatological department and formed a R&D partnership with Sun Yat-sen University in October 2021. Ruijin Hospital, part of Shanghai Jiaotong University’s School of Medicine, is a Grade III Level General Hospital with an illustrious history. Its dermatological department has a nationally renowned national-grade clinic specializing in the diagnosis and treatment of refractory skin diseases. Sun Yat-sen University is also a nationally renowned academic research institution in China. Supported by both institutions’ expertise in dermatology, our partnerships focus on discovering new active ingredients, formulations and advanced applications to address skin issues for Chinese consumers. Our partnership with Sun Yat-sen University reached a new level in November 2022 when we announced the launch of our joint laboratory and released the latest results of the Chinese Skin Aging Research Platform at the 5th China International Import Expo. In June 2023, we officially unveiled the Yatsen–Ruijin Medical Skincare Joint Laboratory in Shanghai, a partnership with Ruijin Hospital to jointly conduct research on skin disease mechanisms and develop efficacious skincare products. In addition, in September 2023, we entered into strategic cooperation with the Lubrizol Corporation, a leader in specialty chemicals, to jointly research new ingredients, collaborate on anti-aging product research, and expand Yatsen Open Lab’s research and development boundaries.

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

Our Innovative and Effective Marketing Initiatives

Our marketing strategy is digitally native and is built upon our ability to engage with our customer base. Our marketing efforts rely on our ability to attract consumers to trust our brand and accept our product offerings across a breadth of online channels, especially through our own accounts and through our expansive KOL and celebrity network. Our track record of successful IP-based marketing exemplifies how we attract customers with trendy products backed by consumer insights, introduce popular concepts validated by customer feedback and launch campaigns with effective social media marketing.

Cost-effective In-house Marketing Engine

We attract and retain consumers across the various official accounts we own and operate on the various e-commerce and social media platforms. Leveraging our subscriber base, we can quickly advertise to numerous customers with negligible marketing costs through posting advertisements and promotions on our official accounts.

Powerful and Pioneering KOL Marketing Capability

We have become one of the first beauty companies in China to systematically utilize KOLs on a large scale, leveraging a network of KOLs and celebrities across multiple e-commerce social platforms. We primarily work with KOLs directly rather than through intermediaries, which is a characteristic of our “direct-to-KOL” social marketing model.

Innovative IP-based Marketing

Through collaborative partnerships with brand owners and other intellectual property owners, we have leveraged famous intellectual property to help introduce certain of our unique products to new customers who may be more familiar with the intellectual property but have not previously purchased our products. Such collaborative partnerships also allow us to generate additional engagement from our existing customer base. We have established a track record of infusing our products with popular intellectual properties, creating successful, viral social media campaigns and top-selling products. We have successfully partnered with a number of intellectual properties, such as the Metropolitan Museum of Art, The British Museum, Disney, Sponge Bob Square Pants, Sanrio, Honour of Kings, Shanghai Fashion Week, Betty Boop, Zanmang Loopy and Maltese to launch a range of products that expand our customer base.

Differentiated Celebrity Marketing Targeting Gen-Z

We partner with artists and content producers, including producers of popular reality shows, who are highly popular among young generations and incubate new generations of celebrities through multiple rounds of competition involving votes from millions of viewers. We have engaged some of these emerging celebrities as our brand ambassadors, including Xun Zhou, Haoran Liu and Lusi Zhao, each of them with millions of followers on their official Weibo accounts, and created interactive content and gift kits that appealed to the fans of such brand ambassadors to enhance our brand awareness by and connection with Gen-Z and millennials.

Our Seamless and Engaging Omni-channel Shopping Experience

Online Channels

We entered JD.com in April 2017, Tmall in August 2017, Xiaohongshu’s e-commerce channel in September 2017, Vipshop in April 2018 and commenced operating company channels on Weixin in 2018. We also entered Pinduoduo, Douyin and Kuaishou’s e-commerce channels in 2019 and Dewu in 2021. Today, our products are available across all major e-commerce platforms in China. Our ability to directly engage our customers across multiple channels differentiates us from traditional mass-market brands, which typically focus on offline distribution and often through third-party retailers.

Customers can also discover and purchase our products through various social and content platforms, such as Douyin, Kuaishou, Xiaohongshu and Bilibili. The various social and content platforms combine digital and community-driven marketing with opportunities for direct purchase and have demonstrated great potential to access and convert customers into purchasers through introducing interesting and compelling digital contents. Shopping behaviors of customers on social and content platforms are more heavily influenced by digital content generated by KOLs and live broadcasting anchors.

Social platforms, such as Weixin official accounts and Xiaowanzi Weixin Shop, also play a role in our sales and marketing strategy. Our Xiaowanzi Weixin Shop, Weixin official accounts and Weixin groups hosted by dedicated beauty advisors operate as our interface to directly engage with customers, build brand loyalty and influence purchasing decisions, offering an integrated customer engagement and shopping experience. We have direct control over the quality of customer engagement via the Xiaowanzi Weixin Shop, as our technology engineers are fully responsible for its content development and user interface. Featuring rich content, a seamless ordering experience, an interactive membership program and personalized offerings, Xiaowanzi Weixin Shop is a meaningful part of the seamless omni-channel shopping experience we are offering.

Experience Stores

Empowered by our data and technology capabilities, our offline experience store network provides customers with seamless omni-channel shopping experiences and completes their journey of beauty discovery. As of December 31, 2023, we operated a total of 114 stores.

Our online and offline channels are fully integrated such that our online presence can contribute to more foot traffic at our offline experience stores and customers visiting our offline experience stores are encouraged to engage further with our online content. We leverage our online marketing vehicles to quickly attract customers to new stores, including advertisements on our official accounts, local media and local Weixin official accounts, and we reward subscribers for social sharing of such advertisements and content with other customers. Customers can redeem online membership points for makeup services or gifts at our experience stores. Our experience stores are often equipped with massive screens broadcasting our own centralized media channel, including live broadcasting and commercial videos. Further, customers who visit our experience stores are encouraged to engage with us by joining Weixin groups hosted by our online beauty advisors, achieving the dual goals of fostering a sense of community while continually introducing discounts and holiday tie-in offers. In the Weixin groups, our beauty advisors constantly introduce attractive promotions, advise on how to put on the best look with our products, post pictures and tutorials, and respond to personal inquiries from group members.

Our current experience stores are located in shopping malls across different cities in China based on our big data analysis of the geographical locations of our targeted customers.

Supply Chain

Our supply chain capability is vital to our business. We closely collaborate with a network of top-class ODM/OEM and packaging supply partners to produce our products, such as Cosmax, Intercos, Shanghai Zhenchen, HCP, Axilone and Qiaxing. Most of the original ODM/OEM and packaging supply partners we work with are located in China, while we also collaborated with top-class suppliers overseas that serve our global premium and luxury beauty brands. The large scale of our business allows us to establish more favorable contract terms with manufacturers and produce high-quality products at a competitive cost. Meanwhile, our cooperation with these ODM/OEM and packaging supply partners enable us to use formulation packaging materials that reflect the latest technological trends and advancements.

In order to leverage the scale effect and further strengthen product quality, we plan to also engage directly in the manufacturing of our products either through direct investment or joint venture. For example, we have established a manufacturing and R&D hub equipped with best-in-class R&D capabilities in Guangzhou, China through a joint venture with Cosmax, in which we are a minority shareholder. The R&D and manufacturing hub commenced operations in August 2023, enabling further optimization of our supply chain. We expect the manufacturing and R&D facility to be one of the largest and most technologically advanced cosmetics manufacturing bases of its kind in China.

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

Fulfilment and Logistics

Our fulfilment team ensures orders are quickly, efficiently and accurately processed, packed, shipped and delivered to customers. In addition to our leased warehouses with a total area of 29,595 square meters, we also collaborate with multiple third-party warehouse companies and leverage their warehouse and geographical coverage. As of December 31, 2023, we fulfill through a total of ten warehouses in four cities in China and one city overseas. For logistics, we work closely with major third-party logistics companies such as SF Express to fulfill shipments to our customers.

With the assistance of third-party logistics companies and the wide geographic distribution of our warehouses, our proprietary inventory tracking system enables our customers to receive real-time updates regarding the status of their orders. We are continually improving our fulfilment and logistics system to provide speedy delivery to our customers.

Data and Technology

Strong In-house Technology Team

Our business model is enabled by our technology and data. Our in-house team of engineers dedicated to technology, data and related functions develop and support the software and analytics on which our platform operates. Many of our engineers have years of coding experience in leading technology companies in China and around the world, having performed a variety of roles including product managers, user interface (UI) designers, front end and back end developers, testers, data analysts and architects. The team has developed a series of in-house systems across the value chain, including Supplier Relationship Management (SRM), Office Automation (OA), KOL Management System, Product Management System, Ecommerce Store (Xiaowanzi Weixin Shop), and Real-time Big Data Platform.

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

In order to create unique and engaging customer experiences, we have also been partnering with Tencent extensively to design and refine the social e-commerce experience on our Xiaowanzi Weixin Shop. For example, we occasionally meet with Weixin product managers and engineers to explore new ways to offer seamless social e-commerce experiences, by launching social sharing games, by inviting customers to share their beauty experience with our content community, by building our brand name in search results, and by integrating membership, payment and fulfilment across our online and offline stores.

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

Trademark and Intellectual Property

Our most valuable intellectual property is our brand names, including Perfect Diary, Little Ondine, Galénic, DR.WU, Eve Lom, Pink Bear and EANTiM. We have registered 2,001 trademarks in China and 2,314 trademarks outside China as of December 31, 2023 to protect our brand names. The design of the packaging of our products is an important element of the enhancement of our brand image. Therefore, where possible and economically reasonable, we have registered figurative trademarks in order to protect our original labels and design patents in respect of some of our packaging. As of December 31, 2023, we had registered a total of 203 patents, including 8 utility model patents, 104 design patents and 57 invention patents (some of which are in the process of being transferred to us), and we had submitted applications for 34 patents which are currently pending approval worldwide.

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

In 2021, we identified two top Corporate Social Responsibility, or CSR, priorities for the Yatsen Group: (i) preservation of beauty in the natural environment, and (ii) the empowerment of women and feminine beauty in every aspect of life. To this end, we participated in SEE Foundation’s “Preserve China’s Beauty” campaign to protect the red-crowned crane in March 2021, which occurred at the same time as the launch of our Perfect Diary Red-crowned Crane Eyeshadow Palette product that month. In May 2022, we issued our first ESG Report, which details our strategic ESG initiatives to develop a long-term, sustainable and environmentally-friendly business, and reviews achievements made during the 2021 fiscal year. In December 2022, our ESG rating was upgraded to A by one of the world’s largest providers of ESG indexes, MSCI. This rating represents an internationally recognized leading level. In July 2023, we published our second ESG report, outlining our progress and performance in key ESG areas.

From a product standpoint, we have passed Forest Stewardship Council certification for the logistics package cartons we use for all our brands, as of the date of this annual report. Our paper source is compatible with environmental protection and sustainable social and economic development, facilitating biodiversity protection. At the same time, we plan to continue exploring the sustainable development model of product packaging and reduce the use of cardboard boxes and tape in the transportation of products, so as to successfully realize product “slimming.” In November 2023, Galénic received the Environmental Leadership Award at the 2nd Sino-French GBA Business Summit, highlighting the brand’s alignment with international environmental standards and outstanding green initiatives.

We also continued to explore the journey of beauty, focusing on discovering the beauty of women, protecting the beauty of nature, passing on the beauty of kindness, and striving to enable more people to enjoy beauty. We have made cash donations to the China Women’s Development Foundation to provide job training, job placement and innovation support to women living in rural, high-poverty areas. Over the past years, we launched a number of women’s empowerment projects, covering beauty skills training, job creation support, aesthetics education and other public welfare activities.

Furthermore, we attached great importance to the national higher education and scientific research to aid the healthy and rapid development of scientific research and personnel training in universities. In the beginning of 2023, we set up the “Sun Yat-sen University-Yatsen Holding Limited Research and Development Fund” along with the Sun Yat-sen University Education Development Foundation in Guangzhou, to support the university’s work in oceanography.

Insurance

We maintain a range of insurance coverage in relation to our business that is customary for our industry, including, without limitation, property damage, product liability insurance and carriage of goods insurance.

We have not made any material claims on any insurance policy maintained by us during the period beginning January 1, 2023 to the date of this annual report.

Seasonality

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we typically generate a substantial portion of our net revenues in the second and the fourth calendar quarters as a result of higher sales during series of shopping festivals across online e-commerce platforms, such as “618” on June 18, “Singles’ Day” on November 11 and “Double Twelve” on December 12. The seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Regulations

Most of our business is located in mainland China, and laws and regulations in mainland China are most relevant to our business. We also conduct limited import and export business activities in Hong Kong that are not material to our company as a whole. This section sets forth a summary of the most significant rules and regulations that affect our business activities in mainland China and Hong Kong.

Regulations Relating to Cosmetic Products

Regulatory authorities

The National Medical Products Administration, under the State Administration for Market Regulation, is the government authority that monitors and supervises the administration of cosmetics, medical devices, and foods. The National Medical Products Administration’s predecessor, the China Food and Drug Administration, was established in March 2013 and separated from the Ministry of Health of the PRC, as part of an institutional reform of the State Council.

Regulations relating to cosmetic products

Pursuant to the Regulations on the Supervision and Administration of Cosmetics, promulgated by the State Council on June 16, 2020 and effective as of January 1, 2021, cosmetic products are divided into special purpose cosmetic products and non-special purpose cosmetic products. Special purpose cosmetic products refer to those cosmetics used for hair growth, hair dye, hair perm, hair removal, breast massage, deodorant, fading cream and sun protection. Any cosmetic product not covered by such scope is a non-special purpose cosmetic product.

The Regulations on the Supervision and Administration of Cosmetics highlight certain provisions including without limitation the follows:

(i)
Responsibilities of the different parties in the operation of cosmetics. Firstly, the Regulations on the Supervision and Administration of Cosmetics for the first time introduce the concepts of registrant and record-filing applicant of cosmetics. The applicant for registration or record-filing of cosmetics shall undertake the main responsibilities for the quality, safety and effectiveness claims of cosmetics. Specifically, an applicant for registration or record-filing of cosmetics shall be responsible for the registration or filing before sale of such cosmetics, the monitoring of adverse reactions, the evaluation and reporting, product risk control and recall, and safety reevaluation of the products and raw materials after sale of such cosmetics to ensure quality and safety of the registered/filed products. In addition, the claims for the effectiveness of all types of cosmetics shall be supported by sufficient scientific basis and an extract of the papers, research data or product evaluation material on which such effectiveness is claimed to be based shall be made public on websites designated by the regulatory authority. An applicant registering or filing the record for cosmetics shall be subject to the supervision of the National Medical Products Administration. Secondly, an applicant for registration or record-filing of cosmetics may entrust another enterprise, or the OEMs, with the production of cosmetics. The OEMs shall obtain the corresponding license for production of cosmetics and shall carry out production in accordance with the laws, regulations, mandatory national standards, technical specifications and contractual agreements, and be responsible for production activities and accept the supervision of the applicant for registration or record-filing of cosmetics. With respect to our business operation, we have applied for registration or record-filing of cosmetics under the Regulations on the Supervision and Administration of Cosmetics and undertake main responsibilities for quality, safety and effectiveness claims of our cosmetics products.
(ii)
Categories of cosmetics. Cosmetics are divided into special cosmetics and ordinary cosmetics instead of special purpose cosmetic products and non-special purpose cosmetic products. Special cosmetics refer to cosmetics for hair dye, hair perm, freckle removal and whitening, sun protection and hair loss prevention as well as those purporting to have new functions and effects, and ordinary cosmetics refer to cosmetics other than special cosmetics. The production and import of special cosmetics shall be registered with the National Medical Products Administration. The production and import of ordinary cosmetics are subject to the record-filing administration.
(iii)
Legal consequences of violations. The Regulations on the Supervision and Administration of Cosmetics have raised the limit for penalties for noncompliance compared with former regulations. For example, monetary penalties on production of cosmetics without requisite permits, production of unregistered special cosmetics, use of banned materials and illegal use of materials may be subject to a fine of 30 times the value of the concerned products.

Violations of the provisions of the Regulations on the Supervision and Administration of Cosmetics will result in different penalties ranging from fines (fixed range or, in cases of severe violations, based on the values of the illegally manufactured goods), confiscation of raw materials, products illegally manufactured or sold and illegally obtained gains, revoking licenses, and suspension of business. Furthermore, pursuant to the Regulations on the Supervision and Administration of Cosmetics, the responsible individual shall be subject to an industry operation banning period for five or ten years or even criminal liability.

Pursuant to the Regulations on the Supervision and Administration of Cosmetics, a producer of cosmetic products shall obtain and maintain a license for cosmetic production issued by the local administrative regulator. In addition, special cosmetics shall be registered from the competent administrative regulator, otherwise those who produce or distribute special cosmetics may be subject to confiscation of the relevant products and illegal gains, a fine according to the value of the cosmetics illegally produced or distributed, or suspension of business or the revocation of the license for cosmetic production. In cases where producers cooperate with OEMs to manufacture such products, the OEM, instead of the producer, shall obtain and maintain the above-mentioned certificates. As for the labels of cosmetic products, information such as name and address of the registrant or the record-filing applicant of cosmetics, production license number, and standard number for product implementation shall be contained. The labels of such cosmetic product shall not contain any statement that explicitly and implicitly implies medical effects, and contain false or misleading content, and contain content contrary to public order and good morals or include any other content prohibited by the laws and regulations. Violation of such provisions may result in confiscation of the relevant products and illegal gains, monetary fine or other punishment.

Pursuant to the Measures for the Administration of the Registration and Recordation of Cosmetics promulgated by the State Administration for Market Regulation on January 7, 2021, and effective as of May 1, 2021, ordinary cosmetics produced domestically shall be subject to the online record-filing procedure before the entry into the market. The competent administrative regulator shall conduct supervisory inspection of the activities relating to and recordation of record-filing applicant of cosmetics. Producers of such products will be ordered to take corrective measures if the inspection results revealed any noncompliance. In particular, if the recordation materials in relation to the safety of such cosmetics fail to comply with the requirements, producers of such products may be concurrently ordered to suspense the sale of such cosmetics.

In order to coincide with the implementation of the Regulations on the Supervision and Administration of Cosmetics and the Measures for the Administration of the Registration and Recordation of Cosmetics, the National Medical Products Administration promulgated the Notice on Issuing the Measures for the Administration of the Registration and Recordation of Cosmetics on March 5, 2021, which provides that the record-filing applicant of cosmetics shall undergo recordation of cosmetics through the new information service platform for the recordation from May 1, 2021. In addition, it requires that record-filing applicant who has fulfilled the procedure of online record-filing on the original platform shall submit related information of the ordinary cosmetics through the new filing platform before May 1, 2022. As for the ordinary cosmetics, the annual reporting system is adopted from January 1, 2022, which requires that the record-filing applicant of cosmetics shall submit the annual report annually through the new filing platform mentioned above.

The Measures for the Administration of the Online Trading of Cosmetics was promulgated by the National Medical Products Administration on March 31, 2023, which regulate the online trading activities of cosmetics and ensures the quality and safety of cosmetics. The measures provide for the obligations of online products operators, services providers and third-party platform operators.

Regulations on Corporate Governance

On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, or the Amended PRC Company Law, which will come into effect on July 1, 2024, to supersede the existing PRC Company Law. The Amended PRC Company Law has made material amendments on corporate governance and shareholders rights of the PRC companies, including, among others, the statutory period for payment of registered capital, the setting of the board of directors and the board of supervisors, and transfer of equity interests in a company. With respect to the period for payment of the registered capital, pursuant to the Amended PRC Company Law, all shareholders of a PRC limited liability company shall fully pay up the registered capital subscribed for by such shareholders within five years since the date of establishment of such PRC limited liability company, unless otherwise provided by laws and regulations. With respect to any company established before the effective date of the Amended PRC Company Law, the period of capital contribution provided in its articles of association shall be amended to meet the time limit provided in the Amended PRC Company Law if such period of capital contribution in its articles of association exceeds that as required by the Amended PRC Company Law; with respect to any company whose period of capital contribution or amount of the registered capital are obviously abnormal, the competent governmental authority may require such company to adjust its period of capital contribution or amount of the registered capital in a timely manner. The Amended PRC Company Law provides that the detailed implementation measures for the aforesaid provisions will be formulated by the State Council of the PRC. If any shareholder fails to make capital contributions on schedule and in full as provided in the articles of association, the company shall send a written notice requesting such shareholder to pay up all overdue registered capital within a grace period no less than sixty days from the issuance date of such notice. If, upon the expiration of the foregoing grace period, such shareholder still hasn’t fulfilled the obligation of capital contribution with respect to such overdue registered capital, the company may, upon adoption of the resolution of the board of directors, send a notice of forfeiture to such shareholder in writing. Since the issuance date of the foregoing notice, such shareholder shall forfeit the equity interests for which the capital contribution has not been paid up. The forfeited equity interests shall be transferred or cancelled in accordance with the applicable laws. On February 6, 2024, the State Administration for Market Regulation issued a draft of the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law for public comments until March 5, 2024, which further specify the detailed requirements and measures of the registration and management of registered capital under the Amended PRC Company Law. Pursuant to such draft provisions, there shall be a three-year interim period from July 1, 2024 to June 30, 2027 for the existing companies to adjust their periods of capital contribution. If the period of capital contribution of a company established before the effective date of the Amended PRC Company Law exceeds the period prescribed under the Amended PRC Company Law, such company shall make an adjustment within the foregoing interim period to meet the requirements under the Amended PRC Company Law. The adjusted period of capital contribution shall be recorded in such company’s articles of association and publicized through the national enterprise credit information publicity system in accordance with laws. If a limited liability company established before the effective date of the Amended PRC Company Law fails to adjust its period of capital contribution during the interim period, the competent registration authority may require it to make adjustment within ninety days so that this company’s period of capital contribution shall not exceed five years commencing from July 1, 2027 in accordance with laws.

With respect to the board of directors and the board of supervisors, the Amended PRC Company Law eliminates the upper limit on the number of the directors of a limited liability company. In addition, after the effective date of the Amended PRC Company Law, limited liability companies, joint stock limited companies with small scale or a small number of shareholders and wholly state-owned companies may set up an audit sub-committee under the board of directors to replace the functions and powers of the board of supervisors, and such companies may not set the board of supervisors or any supervisor, but the limited liability companies with more than 300 employees and without a board of supervisors shall have an employee representative acting as a director, who shall be democratically elected by the company’s employees through a general assembly of employees or other democratic forms.

With respect to the transfer of equity interest of a limited liability company, the Amended PRC Company Law stipulates that the shareholders of a limited liability company may transfer the equity interest to other persons except the shareholders of a limited liability company without the consent of the other shareholders, provided that such shareholder shall notify other shareholders in writing with respect to transfer of such equity interest. Other shareholders will be regarded as giving up the right of first refusal if they fail to reply within 30 days after receiving the written notice. If a shareholder transfers the equity interest held by it, it shall notify the company in writing to request the company (i) to change the register of shareholders and (ii) to register the change with the competent enterprise registration authority. If the company refuses or fails to respond, the transferee and transferor may file a lawsuit with the competent court.

Regulations Relating to Foreign Investment

The Foreign Investment Law of the PRC, or the Foreign Investment Law, and the Implementing Regulations of the Foreign Investment Law of the PRC, or the Implementing Regulations of the Foreign Investment Law, provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, the competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), as promulgated on December 27, 2021 by the National Development and Reform Commission, and the Ministry of Commerce, and taking effect on January 1, 2022, and the Encouraged Industry Catalogue for Foreign Investment (2022 Version), as promulgated by the National Development and Reform Commission and the Ministry of Commerce on October 26, 2022 and became effective on January 1, 2023. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. According to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), foreign equity ownership in any given value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

In order to coincide with the implementation of the Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law, the Ministry of Commerce and the State Administration for Market Regulation promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, effective as of January 1, 2020, which provides that foreign investors or the foreign-invested enterprises shall submit investment information by submitting initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system.

Announcement of the Ministry of Commerce 2019 No.62-Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by the Ministry of Commerce on December 31, 2019 and Circular of the State Administration for Market Regulation on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the Foreign Investment Law promulgated by the State Administration for Market Regulation on December 28, 2019 further refine the related rules.

Foreign investment law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which became effective on January 1, 2020, in replacement of the former set of laws, implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may maintain their original organization form and structure within five years after the implementation of the Foreign Investment Law. The Foreign Investment Law mainly provides for four forms of foreign investments: (a) establishment of a foreign-invested enterprise within PRC by a foreign investor, individually or collectively with other investors; (b) acquisition of shares or equity interests in, asset interests of, or other like rights and interests of an enterprise within PRC by a foreign investor; (c) investments in a new project within the PRC by a foreign investor, individually or collectively with other investors, and (d) foreign investors’ investments in the PRC through any other methods under laws, administrative regulations, or provisions prescribed by the State Council of the PRC. It does not address the concept and regulatory regime of VIE structures and uncertainties remain in relation to its interpretation and implementation.

On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law of the PRC, or the Implementing Regulations of the Foreign Investment Law, which became effective on January 1, 2020. The Implementing Regulations of the Foreign Investment Law strictly implements the legislative principles and purpose of the Foreign Investment Law. It emphasizes promoting and protecting the foreign investment and refines the specific measures to be implemented. On the same day, the Supreme People’s Court issued an Interpretation on the Application of the Foreign Investment Law of the PRC, effective as of January 1, 2020. This interpretation applies to all contractual disputes arising from the acquisition of the relevant rights and interests by a foreign investor by way of gift, division of property, merger of enterprises, division of enterprises.

Regulations Relating to Value-Added Telecommunications Services

Foreign investment in value-added telecommunications

Foreign direct investment in telecommunications companies in China is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, which was issued by the State Council on December 11, 2001, and most recently amended on May 1, 2022. The Administrative Provisions on Foreign-Invested Telecommunications Enterprises provides that a foreign-invested telecommunications enterprise in the PRC must be established as a sino-foreign equity joint venture for operations in the PRC except as otherwise provided by the authority. Under these regulations and in accordance with WTO-related agreements, the foreign party investing in a foreign-invested telecommunications enterprise in the PRC engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of such enterprise. In addition, the major foreign party as the shareholder of the foreign-invested telecommunications enterprise in the PRC must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. The foreign-invested telecommunications enterprise in the PRC that meets these requirements must obtain approvals from the Ministry of Industry and Information Technology, and Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals. Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of the foreign-invested telecommunications enterprise in the PRC based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the current effective Catalogue of Telecommunications Services, or the Telecom Catalog.

On July 13, 2006, the Ministry of Information Industry of the PRC (which is the predecessor of the Ministry of Industry and Information Technology) promulgated the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, or the MII Notice, which reiterates certain requirements of the Administrative Provisions on Foreign-Invested Telecommunications Enterprises and strengthens the administration by the Ministry of Information Industry. Under this notice, if a foreign investor intends to invest in PRC value-added telecommunications business, the foreign investor must establish a foreign invested enterprise and apply for the relevant license for value-added telecommunications services. In addition, a domestic company that holds a license for value-added telecommunications services is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of value-added telecommunications services must be owned by the license holder or its shareholders. This notice also requires that each value-added telecommunications services license holder have appropriate facilities for its approved business operations and maintain such facilities in the business regions covered by its license. The holder of a license for value-added telecommunications services shall improve the measures for safeguarding the network and information, establish the administrative policies on information safety, set up the procedures for handling network emergencies and information safety and implement the liabilities system for information safety in accordance with the standards set forth in the relevant PRC regulations.

Due to a lack of interpretive materials from the PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies, including limitations on our ability to own key assets.” In order to comply with PRC regulatory requirements, we operate a portion of our business through the VIE, with which we have contractual relationships but in which we do not have direct ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the PRC internet sector, we could be subject to severe penalties.

Telecommunications regulations

The Telecommunications Regulations of the PRC promulgated on September 25, 2000 and amended on July 29, 2014 and February 6, 2016 respectively, are the primary PRC regulations governing telecommunications services, which set out the general framework for the provision of telecommunications services within the PRC. These regulations require that telecommunications service providers shall obtain licenses prior to commencing operations. These regulations draw a distinction between basic telecommunications services and value-added telecommunications services. The Telecom Catalog, promulgated by the Ministry of Information Industry on February 21, 2003 and most recently amended by the Ministry of Industry and Information Technology on June 6, 2019, and issued as an attachment to the Telecommunications Regulations of the PRC, identifies internet information services and online data processing and transaction processing as value-added telecommunications services.

On July 3, 2017, the Ministry of Industry and Information Technology issued the revised Administrative Measures for the Licensing of Telecommunications Business, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecommunications Regulations of the PRC. The Telecom License Measures require that an operator of value-added telecommunications services obtain a license for value-added telecommunications services from the Ministry of Industry and Information Technology or its provincial level counterparts. The term of a license for value-added telecommunications services is five years and the license holder is subject to annual inspection.

Internet information services

On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, as amended on January 8, 2011. Under these measures, internet information services are categorized into commercial internet information services and non-commercial internet services. The operators of non-commercial internet information services must file with the governmental authorities and operators of commercial internet information services in China must obtain an ICP License from the governmental authorities. And the provision of particular information services, such as news, publishing, education, healthcare, medicine and medical advice must also comply with relevant laws and regulations and obtain approval from the competent governmental authorities.

Internet information service providers are required to monitor their websites. They shall not post or disseminate any content that falls within prohibited categories provided by laws or administrative regulations and must stop providing any such content on their websites. The PRC governmental authorities may order ICP License holders that violate the content restrictions to correct those violations and revoke their ICP Licenses in cases of gross violations.

The Ministry of Industry and Information Technology released the Circular on Regulating the Use of Domain Names in Internet Information Services on November 27, 2017, effective as of January 1, 2018, which provides that the domain names used by the internet information service provider in providing internet information services shall be registered and owned by such internet information service provider, and if the internet information service provider is a legal entity, the domain name registrant shall be the legal entity (or any of its shareholders), or its principal or senior manager.

Regulations Relating to Online Trading and E-Commerce

On January 26, 2014, the State Administration for Industry and Commerce (which is the predecessor of the State Administration for Market Regulation) promulgated the Administrative Measures for Online Trading, which became effective on March 15, 2014, to regulate all operating activities for product sales and services offered via the internet (including mobile internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party platform operators.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which became effective on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s e-commerce business and clarified the obligations of the e-commerce business operators and the possible legal consequences if e-commerce business operators are found to be in violation of legal obligations. For example, pursuant to the E-Commerce Law, the e-commerce business operators shall disclose information about goods or services provided comprehensively, truthfully, accurately and promptly in order to protect the consumers’ rights to know and rights to choose. The e-commerce business operators shall not fabricate transactions or users’ comments to conduct false or misleading business promotions so as to defraud or mislead consumers. Violation of the provisions of the E-Commerce Law may result in being ordered to make corrections within a prescribed period of time, confiscation of illegally obtained gains, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities.

On March 15, 2021, the State Administration for Market Regulation promulgated the Administrative Measures for Online Trading, which took effect on May 1, 2021. The measures supplement the obligations of e-commerce business operators under the E-Commerce Law in connection with business activities for product sales and services offered via internet, and specifies the possible legal consequences when e-commerce business operators are found to be in violation of the legal obligations. For example, the e-commerce business operators should act in compliance with the requirements relating to data protection, commercial promotion, registration for record, and unfair trading. Legal consequences of violating the measures may include credit record enforcement as well as civil and even criminal liabilities.

Regulations Relating to Medical Devices

The Regulation on the Supervision and Administration of Medical Devices, as amended by the State Council on June 1, 2021, regulates entities that engage in the research and development, production, operation, use, supervision and administration of medical devices in the PRC. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, and the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness. The evaluation of the risk levels of medical devices takes into consideration the medical devices’ objectives, structural features, methods of use and other factors. Registration certificates are required for Class II and Class III medical devices. The classification of specific medical devices is stipulated in the Medical Device Classification Catalog, which was issued by the China Food and Drug Administration on August 31, 2017 and took effect on August 1, 2018. Violations of the Regulation on the Supervision and Administration of Medical Devices shall result in different penalties ranging from fines (fixed range or based on the values of the illegally manufactured goods in severe violations), confiscation of products illegally sold and illegally obtained gains, revoking licenses, suspension of business, being refused to review and approve the medical device permit within ten years after such violation, or even criminal liability.

The Catalogue of Medical Device Classification issued by the China Food and Drug Administration on August 1, 2018 regulates that color soft hydrophilic contact lens, astigmatic soft hydrophilic contact lens, soft corneal contact lens, soft hydrophilic contact lens, and soft contact lens aseptic normal saline solution are Class III medical devices.

The Measures for the Administration and Supervision of Online Sales of Medical Devices issued by the China Food and Drug Administration on December 20, 2017, regulates entities that engage in the online sales of medical devices. Enterprises engaged in online sales of medical devices shall be medical device production and operation enterprises that have obtained a medical device production license or operation license in accordance with the law or have been filed for record, unless such license or record-filing is not required by laws and regulations.

Regulations Relating to Food Business

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. The Food Safety Law of the PRC, which took effect from June 1, 2009 and was amended by the Standing Committee of the National People’s Congress on April 24, 2015, December 29, 2018 and April 29, 2021, respectively, and the Implementation Regulations of the Food Safety Law of the PRC, which took effect from July 20, 2009 and were amended by the State Council on February 6, 2016 and on October 11, 2019, respectively, set up a system for the supervision and administration of food safety and stipulate food safety standards. The State Council implements a licensing system for food production and transaction. To engage in food production, sale or catering services, the business operator shall obtain a license in accordance with the laws. Furthermore, the State Council implements strict supervision and administration for special categories of foods such as healthcare foods, and formula foods for special medical purposes. Pursuant to the aforementioned laws and regulations, third-party platform providers of online transactions of food shall conduct real name registration for participating food business operators, and specify their food safety management responsibilities, and examine their licenses if such licenses are required in accordance with the laws and regulations. Upon discovery of any violation by participating food business operators, third-party platform providers for online food transactions shall promptly suspend the business of the offender and forthwith report to the food safety supervision and administration department. Upon discovery of a serious illegal act, the third-party platform provider shall forthwith stop providing online trading platform service.

In June 2023, the State Administration for Market Regulation promulgated the Administrative Measures for Food Operation Licensing and filing, which became effective on December 1, 2023 and replaces its predecessor regulation. The measures regulate the food business licensing and filing activities, aiming at strengthening the supervision and management of food business and ensuring food safety. Pursuant to the measures, food business operators shall obtain a license for operating a food business with respect to each venue where they engage in food business activities, unless certain exceptions are available. The term of a food business license is five years.

Regulations Relating to Product Quality and Consumers Protection

According to the Product Quality Law of the PRC, which took effect on September 1, 1993 and was amended by the Standing Committee of the National People’s Congress on July 8, 2000, August 27, 2009 and December 29, 2018 respectively, products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold and revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

According to the Consumers Rights and Interests Protection Law of the PRC, which became effective on January 1, 1994 and was amended by the Standing Committee of the National People’s Congress on August 27, 2009 and October 25, 2013, respectively, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The consumers whose interests have been damaged due to the products or services that they purchase or receive on the internet trading platforms may claim damages against sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages against the operators of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

On January 6, 2017, the State Administration for Industry and Commerce issued the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017 and was amended on October 23, 2020, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online trading platform operators’ responsibility to formulate seven-day unconditional return rules and related consumer protection systems, and supervise the merchants for compliance with these rules.

Regulations Relating to Import and Export Goods

Pursuant to the Customs Law of the PRC, promulgated by the Standing Committee of the National People’s Congress on January 22, 1987 and last amended on April 29, 2021, unless otherwise stipulated, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the Customs. The consignees and consignors for import or export of goods and the customs brokers engaged in customs declaration shall register with the Customs in accordance with the laws.

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

In addition, pursuant to the Foreign Trade Law of the PRC promulgated by the Standing Committee of the National People’s Congress on May 12, 1994 and last amended on December 30, 2022, and the Notice by the Department of Enterprise Management and Audit-Based Control of the General Administration of Customs of Matters Concerning the Recordation of the Consignees and Consignors of Imported and Exported Goods promulgated by the General Administration of Customs of the PRC on January 3, 2023, a consignee or consignor of imported or exported goods who applies for recordation shall be qualified as a market entity and is not required to be filed as a foreign trade business operator.

Regulations Relating to Online Transmission of Audio-Visual Programs

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry. On July 6, 2005, five PRC regulatory agencies, namely, the Ministry of Culture, or the MOC, the State Administration of Radio, Film and Television (which is the predecessor of the National Radio and Television Administration), the General Administration of Press and Publication, or the GAPP, the National Development and Reform Commission and Ministry of Commerce, jointly promulgated the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-State-owned capital and foreign investors are prohibited from conducting the business of transmitting audio-visual programs through information network.

According to the Administrative Provisions on Internet Audio-visual Program Service, jointly promulgated by the State Administration of Radio, Film and Television and the Ministry of Information Industry on December 20, 2007 and amended by the State Administration of Press, Publication, Radio, Film and Television, on August 28, 2015, providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by the competent department of radio, film and television or complete certain record-filing procedures. Providers of internet audio-visual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the State Administration of Radio, Film and Television.

In 2008, the State Administration of Radio, Film and Television issued the Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, amended on August 28, 2015, which further sets forth detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-visual Programs. The notice also provides that the internet audio-visual program services providers who engaged in such services prior to the promulgation of the Administrative Provisions on Internet Audio-visual Program Service shall also be eligible to apply for the license so long as their violation of the laws and regulations is minor and can be rectified in a timely manner and they have no records of violation during the latest three months prior to the promulgation of the Administrative Provisions on Internet Audio-visual Program Service.

Further, on March 31, 2009, the State Administration of Radio, Film and Television promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-visual Programs, which reiterates the requirement for the internet audio-visual programs to be published to the public through information networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstitions or other similarly prohibited elements.

On March 17, 2010, the State Administration of Radio, Film and Television issued the Internet Audio-visual Program Services Categories (Provisional), amended on March 10, 2017, which classified internet audio-visual program services into four categories. In addition, the Notice concerning Strengthening the Administration of the Streaming Service of Online Audio-Visual Programs promulgated by the State Administration of Press, Publication, Radio, Film and Television on September 2, 2016 emphasizes that, unless a specific license is granted, an audio-visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events.

As of the date of this annual report, we have not obtained a License for Online Transmission of Audio-visual Programs. For detailed analysis, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.”

On November 4, 2016, the Office of the Cyberspace Administration of China promulgated the Administrative Provisions on Internet Live-Streaming Services. According to these provisions, an internet live-streaming service provider shall (i) establish a live-streaming content review platform; (ii) conduct authentication registration of internet live-streaming issuers based on their identity certificates, business licenses and organization code certificates; and (iii) enter into a service agreement with internet live-streaming services user to specify both parties’ rights and obligations.

According to the Guidelines on Strengthening Supervision of Online Live Broadcasting Marketing Activities promulgated by the State Administration for Market Regulation on November 5, 2020, any network platform will assume the responsibility and obligation as an e-commerce platform operator according to the E-Commerce Law; provided that this platform provides operators, who sell goods or provide services via internet live broadcasting, with services such as internet operation place, transaction matchmaking and information publication in order for the transaction parties to independently complete their transaction activities.

According to the Notice on Strengthening the Management of Online Show Live Broadcasting and E-commerce Live Broadcasting promulgated by the National Radio and Television Administration on November 12, 2020, live broadcasting platforms for online shows are requested to strengthen positive value guidance and enable those tasteful, meaningful, interesting and warm live-broadcasting programs to have good traffic, and to prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. In addition, the number of content reviewers a platform is required to keep must in principle be no less than 1:50 of the number of live broadcasting rooms. Live broadcasting platforms for online shows need to manage the hosts and “reward” users based on the real-name registration system, and users who have not registered with real names or who are minors are prohibited from making rewards. The live broadcasting platforms are required to implement real-name registration system by real-name verification, face recognition, manual review and other measures to prevent minors from making rewards. The platform shall limit the maximum amount of rewards each user may give per time, day and month. Live streaming platforms for e-commerce shall not illegally produce and broadcast, beyond their business scope of e-commerce, any commentary programs unrelated to sales of goods.

According to the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021, among others, live broadcasting service providers are not allowed to provide minors under age 16 with online live broadcasting publisher account registration service, and must obtain the consent from parents or guardians and verify the identity of the minors before allowing minors aged 16 or above to register live broadcasting publisher accounts.

According to the Notice on Strengthening the Administration of the Internet Live Streaming Service jointly promulgated by the Ministry of Industry and Information Technology, the Ministry of Public Security of the PRC and other government agencies on August 1, 2018, internet live streaming service providers shall go through the procedures of filing with the competent department of telecommunications. The internet live streaming service providers engaged in telecommunications business and internet news information, network performances and internet live streaming of audio-visual programs shall apply to the relevant departments for permission to operate such telecommunication business and shall perform the procedures of record-filing with the local public security department within 30 days after the live streaming service being operated.

Furthermore, pursuant to the Administrative Provisions on Online Audio and Video Information Services jointly promulgated by the Cyberspace Administration of China, Ministry of Culture and Tourism of the PRC and National Radio and Television Administration on November 18, 2019 and effective on January 1, 2020, online audio and video information services providers shall obtain the legally required qualifications and certificates. They shall also fulfill their responsibilities as information content management entities, such as having in place professional staff commensurate with their service scale, and establishing the systems of user registration, content review, information release, intellectual property rights protection and minority protections and other mechanisms. Moreover, when the online audio and video information services provider produce, publish or spread untrue audio-visual information by way of utilizing new technologies such as deep learning or virtual reality, the disseminated information shall be identified in a noticeable way.

Regulations Relating to Production of Radio and Television Programs

On July 19, 2004, the State Administration of Radio, Film and Television issued the Regulations on the Administration of Production and Operation of Radio and Television Programs, which took effect on August 20, 2004 and was most recently amended on December 1, 2020. These regulations require any entities engaging in the production and operation of radio and television programs to obtain a license for such businesses from the National Radio and Television Administration or its provincial branches. Entities with the permit to produce and distribute radio and television programs must conduct their business operations strictly in compliance with the approved scope of production and operations and these entities (except radio and TV stations) must not produce radio and TV programs regarding current political news or similar subjects.

On July 6, 2012, the State Administration of Radio, Film and Television and the Cyberspace Administration of China issued the Notice Regarding Further Enhancement of Management of Online Audio and Video Programs such as Online Drama Series and Micro Films, pursuant to which providers of internet audio-visual program services which are engaged in the production of online audio-visual programs such as online drama series and micro films and broadcast such programs on their own websites shall lawfully obtain the permit to produce and distribute radio and television programs issued by competent governmental authorities and corresponding License for Online Transmission of Audio-visual Programs at the same time. Providers of internet audio-visual program services shall report the information on online audio-visual programs such as online drama series and micro films which have been reviewed and approved to the provincial branches of the State Administration of Radio, Film and Television in their domiciles for filing.

The State Administration of Radio, Film and Television issued a Supplementary Notice on Further Enhancement of Management of Online Audio and Video Programs such as Online Drama Series and Micro Films on January 2, 2014, which reiterates the providers of online audio and video programs such as online drama series and micro films shall lawfully obtain the permit to produce and distribute radio and television programs issued by competent governmental authorities. Online audio and video programs produced by unlicensed organizations shall not be broadcast.

Regulations Relating to Franchising Operations

The Administrative Regulations on Commercial Franchise Operations were promulgated by the State Counsel on February 6, 2007, effective as of May 1, 2007, under which a franchisor shall have a well-established operation model, be able to provide the franchisee with long-term management guidance, technical support, business training and other services, and have at least two direct sales stores and have undertaken the business for more than a year. A franchisor shall, within 15 days of its first franchising contract signing, file with the competent commerce authority accordingly.

Pursuant to the Administrative Regulations on Commercial Franchise Operations, a franchising contract shall include but not be limited to the following terms: the basic information of the franchisor and franchisees, the term of the contract, the type, amount and payment(s) of the franchising fees, the specific content of operation guidance, technical supports and business training as well as the method for providing the same, the quality requirements and quality control measures, the marketing and advertisements arrangements, the consumer protection and indemnification, the change, cancelation or termination of the contract, the breach of the contract, and the dispute resolution, which shall all be put in writing. Moreover, according to the these regulations, the franchisee shall be allowed to unilaterally cancel the franchising contract within a certain period of time; the franchising term, unless the franchisee otherwise agrees, shall be no less than three years (renewals are excluded); the purpose and refund conditions and means of the fees paid by the franchisee to the franchisor in advance of the establishment of the franchising contract shall be clarified in writing; the usage of publicity and promotion fees paid by the franchisee to the franchisor shall be disclosed to the franchisee in a timely manner; the franchisee may not transfer the franchise rights to a third party without the consent of the franchisor; and the franchisor shall report the information about the conclusion of franchise contracts in the previous year to the competent commerce authority in the first quarter of each year. In addition to these regulations, the Ministry of Commerce has also promulgated two implementing regulations: the Administrative Measures for Archival Filing of Commercial Franchises, promulgated on May 1, 2007 and most recently amended on December 29, 2023; and the Administrative Measures on Information Disclosure Requirements for Commercial Franchises, which was promulgated on April 30, 2007 and was then amended on February 23, 2012 and came into effect on April 1, 2012. The above two implementing regulations, together with the Administrative Regulations on Commercial Franchise Operations form the basic legal framework for the regulation of the PRC franchise operations.

Regulations Relating to Advertising

In 1994, the Standing Committee of the National People’s Congress promulgated the Advertising Law of the PRC, which was recently amended on April 29, 2021 and became effective on the same date. The Advertising Law of the PRC regulates commercial advertising activities in the PRC and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorsers, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine, the business license of such advertiser may be revoked, and the authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked.

The Measures for the Administration of Internet Advertising, which regulate the internet-based advertising activities were adopted by the State Administration for Market Regulation on February 25, 2023 and became effective on May 1, 2023. According to these measures, internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be identifiable so that viewers can identify them as advertisements. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. These measures prohibit inducing users to click advertising links or content by the following deceptive or misleading means: (i) using fake system or fake alarms on system updates, system errors, clearances, notices and so on, (ii) using fake symbols for playing content, start, pause, return or so on, (iii) using deceptive promises relating to awards, or (iv) using other means to induce users to click on the content of advertisements. In addition, advertisements for cosmetic products are prohibited from publishing on any internet medium targeting minors.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate of the PRC promulgated by the Standing Committee of the National People’s Congress on July 5, 1994 and amended on August 30, 2007, August 27, 2009, August 26, 2019 and took effect on January 1, 2020, and the Administrative Measures for Commodity House Leasing promulgated by the Ministry of Housing and Urban-Rural Development on December 1, 2010 and taking effect on February 1, 2011, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department within thirty days upon the conclusion of the lease contract. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

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

Regulations Relating to Construction Project

Pursuant to the Regulations on Planning Administration Regarding Assignment and Transfer of the Rights to Use of the State-Owned Land in Urban Area promulgated by the Ministry of Construction on December 4, 1992 and amended on January 26, 2011, a construction land planning permit shall be obtained from the municipal planning authority with respect to the planning and use of land. Pursuant to the PRC Urban and Rural Planning Law promulgated by the Standing Committee of the National People’s Congress on October 28, 2007 and most recently amended on April 23, 2019, a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline, or other engineering project within an urban or rural planning area.

After obtaining a construction work planning permit, a construction enterprise must apply for a construction work commencement permit from the housing and urban-rural development administrative department of a local people’s government at or above the county level or above pursuant to the Administrative Provisions on Construction Permit of Construction Projects, promulgated by the Ministry of Construction (the predecessor of the Ministry of Housing and Urban-Rural Development) on October 15, 1999, and as most recently amended on March 30, 2021.

Pursuant to the Administrative Measures for Reporting Details Regarding Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Construction on April 7, 2000 and amended on October 19, 2009, and the Provisions on Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Housing and Urban-Rural Development on December 2, 2013, the construction enterprise shall complete the project inspection required by the above provisions and shall go through the filing procedures with the competent governmental authorities where the construction project is located within 15 days after the inspection is completed.

The Construction Law of PRC, which took effect on November 1, 1997 and was most recently amended on April 23, 2019, respectively, is primarily aimed at regulating the construction industry. Pursuant to the Construction Law of PRC, the developer shall apply for a construction permit prior to commencement of a construction project, except for small projects below the limit determined by the construction administrative authorities of the State Council. Unauthorized construction without obtaining construction permit and projects which do not satisfy the criteria for commencement of work may face orders to stop construction and fines by construction administrative authorities.

Under the Administrative Provisions on Construction Permit of Construction Projects, construction and decoration of all kinds of buildings and ancillary facilities shall apply for the permission before starting construction project unless the amount investment of the project less than RMB300,000 or the area of the construction project is less than 300 square meters (the administrative department of Housing and Urban-Rural development in provincial level may adjust the limitation capital based on the reality of different regions). Our office properties and one of our offline experience stores are over 300 square meters and the project amount of which are more than RMB300,000 thus shall apply for the construction permit. As of the date of this annual report, we have not obtained some of such requisite permissions.

Pursuant to the Regulations on the Quality Management of Construction Projects, which took effect on January 30, 2000 and was most recently amended on April 23, 2019, a construction enterprise may be subject to suspension of construction, a fine of not less than 2% but not more than 4% of the contractual project price, and liabilities for any losses so caused, if it commits any of the following: (i) delivering the project for use before organizing the acceptance inspection, (ii) delivering the project for use in the event that the project has not passed the acceptance inspection, or (iii) inspecting and accepting a construction project not conforming to standard as one meeting the standard.

Regulations Relating to Fire Safety

Pursuant to the Fire Protection Law of PRC, which took effect on April 29, 1998 and was most recently amended on April 29, 2021, and the Interim Provisions on the Administration of the Fire Protection Design Review and Final Inspection of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020 and amended on August 21, 2023, construction enterprises shall file the record of the construction projects other than the special construction projects after the completion of inspection and acceptance thereof with the competent authority in housing and urban-rural development which will conduct random inspection on the construction projects. Failure to complete the inspection and acceptance of fire protection for the construction project before its use will subject the construction enterprise to an order of suspension of construction, use, or business, with a fine ranging from RMB 30,000 to 300,000. Failure to complete the record filing after the inspection and acceptance of fire protection for the construction project will subject the construction enterprise to an order of correction and a fine not exceeding RMB 5,000.

Regulations Relating to Internet Information Security and Privacy Protection

The PRC Constitution states that the PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement on such rights. PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure, which include the Decision of the Standing Committee of the National People’s Congress on Internet Security Protection enacted and amended by the Standing Committee of the National People’s Congress on December 28, 2000 and August 27, 2009, respectively, the Provisions on the Technical Measures for Internet Security Protection issued by the Ministry of Public Security on December 13, 2005 and took effect on March 1, 2006, the Decision of the Standing Committee of the National People’s Congress on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress on December 28, 2012, the Several Provisions on Regulating the Market Order of Internet Information Services promulgated by the Ministry of Industry and Information Technology on December 29, 2011, and the Provisions on Protection of Personal Information of Telecommunication and Internet Users released by the Ministry of Industry and Information Technology on July 16, 2013. Internet information in China is regulated from a national security standpoint.

On November 1, 2015, the Ninth Amendment to the Criminal Law of the PRC issued by the Standing Committee of the National People’s Congress became effective, pursuant to which, any internet service provider that fails to comply with obligations related to internet information security administration as required by applicable laws and refuses to rectify upon order is subject to criminal penalty for (i) any large-scale dissemination of illegal information; (ii) any severe consequences due to the leakage of the user information; (iii) any serious loss of criminal evidence; or (iv) other severe circumstances. Furthermore, any individual or entity that (i) sells or distributes personal information in a manner which violates the regulations, or (ii) steals or illegally obtain any personal information is subject to criminal penalty under severe circumstances.

On June 1, 2017, the Cyber Security Law of the PRC, promulgated by the Standing Committee of the National People’s Congress, took effect, which is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cyber Security Law of the PRC reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of internet service providers, which include but are not limited to: (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed or provided to third parties. Any violation of the provisions and requirements under the Cyber Security Law of the PRC and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities. After the release of the Cyber Security Law of the PRC, on May 2, 2017, the Cyberspace Administration of China, together with another ten regulatory authorities jointly issued the Measures for Cybersecurity Review, which become effective on June 1, 2020. These measures establish the basic framework and principle for national cybersecurity reviews of network products and services.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, or the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving the laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

For the purposes of protecting rights and interests relating to personal information, regulating personal information processing activities, and promoting the reasonable use of personal information, on August 20, 2021, the Standing Committee of the PRC National People’s Congress published the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law integrates the scattered rules with respect to personal information rights and privacy protection. It is clarified that “Personal information” refers to all kinds of information related to identified or identifiable natural persons that are electronically or otherwise recorded, excluding information that has been anonymized, “Sensitive personal information” refers to the personal information of which the leakage or illegal use could easily lead to the violation of the personal dignity of a natural person or harm to personal or property safety, including information on biometric identification, religious beliefs, specific identity, health care, financial accounts, and personal whereabouts, and personal information of minors under the age of fourteen, and “Personal information processing” includes, but is not limited to, the collection, storage, use, processing, transmission, provision, disclosure, and deletion of personal information. From a macro level, the Personal Information Protection Law sets forth on personal information processing rules, sensitive personal information processing rules, cross-border provision of personal information rules, individuals’ rights in personal information processing activities, obligations of personal information processors, authorities performing personal information protection functions and legal liability. The Personal Information Protection Law also focuses on the legal basis of personal information processing, separate consent, automated decision-making, personal information protection impact assessment, etc. On November 14, 2021, the Cyberspace Administration of China released the Regulations on the Network Data Security (Draft for Comments). These draft regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users would like to list overseas, it shall apply for a cybersecurity review according to these draft regulations. Besides, data processors that are listed overseas shall carry out an annual data security assessment.

On December 28, 2021, the Cyberspace Administration of China, together with certain other PRC governmental authorities, jointly released the Revised Measures for Cybersecurity Review, which took effect on February 15, 2022. Pursuant to the Revised Measures for Cybersecurity Review, operators of critical information infrastructure that intend to purchase network products and services that affect or may affect national security must apply for a cybersecurity review. In addition, any online platform operator holding over one million users’ individual information must apply for a cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Measures for Cybersecurity Review set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review. However, as advised by our PRC legal counsel, the scope of network product or service or data processing activities that will or may affect national security is still unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws, rules and regulations.

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

Copyright

On September 7, 1990, the Standing Committee of the National People’s Congress promulgated the Copyright Law of the PRC, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010 and November 11, 2020, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products, and other intellectual achievements that meet the characteristics of works. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

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

Trademark

According to the Trademark Law of the PRC promulgated by the Standing Committee of the National People’s Congress on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019 respectively, the Trademark Office of the State Administration for Industry and Commerce is responsible for the registration and administration of trademarks in China. The State Administration for Industry and Commerce under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for another ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the PRC, which specified the requirements of applying for trademark registration and renewal. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages.

Patent

According to the Patent Law of the PRC, or the Patent Law, promulgated by the Standing Committee of the National People’s Congress on March 12, 1984, which was most recently amended on October 17, 2020 (the amendment will come into effect on June 1, 2021), and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001 and most recently amended on December 11, 2023, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and the Implementation Rules of the Patent Law of the PRC provide for three types of patents, namely “inventions,” “utility models” and “designs.” Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain names

On August 24, 2017, the Ministry of Industry and Information Technology promulgated the Administrative Measures for Internet Domain Names, which became effective on November 1, 2017. These measures regulate the registration of domain names, such as the China’s national top-level domain name “.CN” The China Internet Network Information Center, issued the Administrative Regulations for Country Code Top-Level Domain Name Registration and Country Code Top-Level Dispute Resolutions Rules on June 18, 2019, pursuant to which the China Internet Network Information Center can authorize a domain name dispute resolution institution to decide domain name related disputes.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Administrative Regulations on Foreign Exchange of the PRC, which were promulgated by the State Council on January 29, 1996, became effective on April 1, 1996 and was mostly amended on August 5, 2008 and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the People’s Bank of China, on June 20, 1996 and became effective on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of foreign currency denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. Foreign-invested enterprises are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC. Violations of the Administrative Regulations on Foreign Exchange of the PRC will result in fines (fixed range or based on the amount of the illegal transmitted amount), confiscation of illegally obtained gains, and suspension of business or revoking business license or even criminal liability.

On March 30, 2015, the SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effect on June 1, 2015. According to SAFE Circular 19, the foreign currency capital contribution to a foreign-invested enterprise in its capital account may be converted into Renminbi on a discretional basis.

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or the SAFE Circular 16, which was recently amended on December 4, 2023. The SAFE Circular 16 unifies the Discretional Foreign Exchange Settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement means that the foreign exchange capital in the capital account which has been confirmed by the relevant policies to be subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Administrative Regulations on Foreign Exchange of the PRC and relevant provisions.

Furthermore, SAFE Circular 16 provides that the use of foreign exchange incomes of capital accounts by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the foreign-invested enterprise from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by the laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes (except for the wealth management products with risk assessment results not higher than level 2 and the structured deposits); (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the construction or purchase of real estate that is not for self-use (except for the enterprises engaged in real estate development and management or real estate leasing).

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which was recently amended on December 4, 2023. The SAFE Circular 28 provides that non-investment foreign-invested enterprises may use capital to carry out domestic equity investment in accordance with laws under the premise that the investment is not in violation of the applicable special entry management measures for foreign investment (negative list) and the projects invested are true and in compliance with the laws and regulations.

On April 10, 2020, the SAFE issued the Notice of the State Administration of Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Regulations Relating to Dividend Distributions

The principal regulations governing distribution of dividends of wholly foreign-owned enterprise, include the PRC Company Law, the Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law. Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, foreign-invested enterprises in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

According to the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents promulgated by the SAFE on May 10, 2013 and most recently amended on December 30, 2019, the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by the SAFE and its branches.

The SAFE promulgated Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014 that requires PRC residents or entities to register with the SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their registrations with the SAFE when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions.

The SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the local branch of the SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required registration with the SAFE, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, the SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which provides for several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Stock Incentive Plans

According to the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas publicly-listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the proceeds. The notice further requires an offshore agent to be designated to handle matters in connection with the exercise of share options, sales of shares underlying the options and remittance of proceeds for the participants of the share incentive plans. Failure to complete the said registrations with the SAFE may subject our participating directors, supervisors, senior management and other employees to fines and legal sanctions.

Regulations Relating to Taxation

Income tax

According to the Enterprise Income Tax Law of the PRC, which was promulgated on March 16, 2007, became effective as of January 1, 2008 and was most recently amended on December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the PRC defines a “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%. Enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures for the Determination of High and New Tech Enterprises issued by the Ministry of Science, the Ministry of Finance and the State Administration of Taxation are entitled to enjoy a preferential enterprise income tax rate of 15%. Under which the validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate. An enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

On February 3, 2015, the State Administration of Taxation issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, fixed assets in the PRC, equity investments in PRC resident enterprises) or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is ascertained by the PRC tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the PRC tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one-year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 may not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, the State Administration of Taxation issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017. Certain provisions of the SAT Circular 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the PRC on the Administration of Tax Collection promulgated by the Standing Committee of the National People’s Congress on September 4, 1992 and amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the tax authorities within seven days from the occurrence of tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

Withholding tax on dividend distribution

The Enterprise Income Tax Law of the PRC prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the Enterprise Income Law of the PRC reduced the rate from 20% to 10%, effective as of January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if the PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. And the Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, promulgated by the State Administration of Taxation on February 3, 2018 and took effect on April 1 2018, further clarified the analysis standard when determining one’s qualification for beneficial owner status.

Value-added tax

Pursuant to the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the State Council on December 13, 1993 and as most recently amended on November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the Ministry of Finance, and the State Administration of Taxation on December 15, 2008 and became effective on January 1, 2009 and as amended on October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added taxes, or the VATs. Unless otherwise provided, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, the Ministry of Finance and the State Administration of Taxation jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since November 16, 2011, the Ministry of Finance and the State Administration of Taxation have implemented the Pilot Plan for Imposition of Value- Added Tax to Replace Business Tax, which imposes VAT in lieu of business tax for certain “modem service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the Ministry of Finance and the State Administration of Taxation on the VAT Pilot Program, the “modem service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, became effective on May 1, 2016 and was amended on July 11, 2017 (Circular on Pilot Policies of Levying Value-added Tax in Lieu of Business Tax on Construction Services and Other Services), sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

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

The Labor Contract Law of the PRC, or the Labor Contract Law, and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the one-month anniversary of the commencement date of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationship is terminated. According to the Labor Contract Law, if an employer requires the employees to work overtime, it shall pay the worker legally required working overtime salaries. When the employer fails to pay the working overtime salary, it will be ordered to pay compensation to the employees at amount based on the actual working overtime salary that has not been duly paid.

Pursuant to the Interim Provisions on Labor Dispatch, which was promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, effective as of March 1, 2014, employers may employ dispatched workers in temporary, auxiliary or substitutable positions provided that the number of dispatched workers shall not exceed 10% of the total number of its workers. Pursuant to the Labor Contract Law, if the employer violates the labor dispatch regulations, the labor administrative department shall order it to make corrections within a prescribed time limit; if it fails to make corrections within the time limit, penalty will be imposed on the basis of more than RMB5,000 and less than RMB10,000 per person.

Pursuant to the Social Insurance Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on October 28, 2010, effective on July 1, 2011 and last amended on December 29, 2018, the Interim Regulations on the Collection of Social Insurance Fees, issued by the State Council on January 22, 1999 and last amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Funds, issued by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises in China are required to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Any employer that fails to make sufficient social insurance contributions in a timely manner may be order to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. In addition, any employer that fails to make sufficient and timely contributions to the housing funds may be order to rectify the non-compliance and pay the required contributions within a prescribed time limit, and will also be subject to mandatory enforcement by courts in case the employer still fails to make the contributions within the prescribed time.

Regulations Relating to Mergers and Acquisitions and Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 and were amended on June 22, 2009. The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors require that Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and taking effect as of March 3, 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by Ministry of Commerce on August 25, 2011 and taking effect as of September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by Ministry of Commerce, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, and five relevant supporting guidelines, together referred to as the New Overseas Listing Rules, which became effective on March 31, 2023. Pursuant to the New Overseas Listing Rules, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in China and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year, any of which was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the New Overseas Listing Rules, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to complete the record-filing under the New Overseas Listing Rules may subject a PRC domestic company to warnings, orders of correction, or fines of RMB1 million to RMB10 million.

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

Equity Pledge Agreement. Our WFOE, Huizhi Weimei and shareholders of Huizhi Weimei entered into an equity pledge agreement in July 2019, which was later amended and restated in March 2020 and October 2020. Pursuant to the second amended and restated equity pledge agreement, shareholders of Huizhi Weimei have agreed to pledge all of their respective equity interests in Huizhi Weimei to our WFOE to guarantee the performance by Huizhi Weimei and its shareholders under the exclusive business cooperation agreement, the proxy agreement, the power of attorneys, the exclusive option agreement and the equity pledge agreement. As of the date of this annual report, we have registered all such equity pledges with the local branch of the State Administration for Market Regulation in accordance with PRC laws to perfect their respective equity pledges. After the completion of the equity pledge registrations, in the event of a breach by Huizhi Weimei or its shareholders of contractual obligations under these agreements, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Huizhi Weimei. The shareholders of the VIE also undertake that, during the term of the equity pledge agreement, unless otherwise approved by our WFOE in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests.

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

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to or otherwise different from the above opinions of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.
Property, Plants and Equipment

Our principal executive offices are located on leased premises comprising approximately 39,577 square meters in Guangzhou, China. We have one supplemental office comprising approximately 2,343 square meters and one R&D center comprising approximately 1,303 square meters in Guangzhou, China. We also have a business complex that serves as both office building and R&D center in Shanghai, China, comprising approximately 3,819 square meters. Besides, we lease facilities located in Guangzhou as warehouses comprising approximately 29,595 square meters. We have a manufacturing and R&D hub in Guangzhou, China in connection with our joint venture with Cosmax as a minority shareholder, comprising approximately 60,593 square meters, which commenced operations in August 2023. Beyond China, we have a laboratory for the Galénic brand in France, comprising approximately 650 square meters. All of our properties are leased and we plan to renew our leases as needed.

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

A.
Operating Results

Founded in 2016, we have launched and acquired several color cosmetics brands and skincare brands, including Perfect Diary, Little Ondine, Pink Bear, Galénic, DR.WU (its mainland China business), Eve Lom, Abby’s Choice and EANTiM. We achieved success through our digitally native DTC business model that was new to China’s beauty industry. Through this model, we focus on deep customer engagement, innovative product development and personalized services.

We generate substantially all of our net revenues from the sale of beauty products under our own brands. We have developed a number of successful brands and products. Our most iconic, best-selling products include Perfect Diary ReadMe Lip Gloss, Galénic N°1 Poudre Vitamine C Pure Eclaircissante serum, Eve Lom Cleanser and DR.WU Intensive Renewal Serum with Mandelic Acid.

Through our DTC model, we gain insights through direct engagement with customers, which drives product development, content creation, and further improvement of our omni-channel customer experience. We have built core technology and data capabilities that power our business operations, including our marketing strategies, product development, supply chain management and customer service.

Our total net revenues decreased from RMB5.84 billion in 2021 to RMB3.71 billion in 2022, and decreased from RMB3.71 billion in 2022 to RMB3.41 billion (US$481.0 million) in 2023. We incurred a net loss of RMB1.55 billion in 2021, RMB821.3 million in 2022 and RMB750.2 million (US$105.7 million) in 2023. Our net loss position in 2023 was mainly due to (i) goodwill impairment in relation to the Eve Lom reporting unit, (ii) investments in marketing and branding expenses for our brands, some of which are going through brand upgrades, and some are still in their early development stage, (iii) R&D, personnel and administrative expenses and (iv) share-based compensation expenses recorded in accordance with U.S. GAAP.

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

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by certain company specific factors, including:

Our Ability to Develop and Launch New Products and Grow Our Brands

Our ability to successfully develop and launch new products and grow our new and existing brands is pivotal to our success. We have a track record of successfully launching new and iconic products for our Perfect Diary brand, which were well received by consumers. We have also developed skincare products tailored to our customers’ needs, spanning our Galénic, DR.WU and Eve Lom brands. As we have strategically expanded our business focus to the Skincare Brands, which typically feature higher gross margin as well as a higher level of customer loyalty as compared to Color Cosmetics Brands, we have recorded higher revenue contribution from Skincare Brands while maintaining and strengthening our existing competitive edge within the color cosmetics market.

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

As a result, our Skincare Brands have grown steadily over the past three years. In 2021, due to the addition of DR.WU (mainland China business), Eve Lom and EANTiM, our net revenues from Skincare Brands grew by 325.9% year-over-year to RMB855.2 million, representing 14.6% of total net revenues. In 2023, due to the strong brand positioning and product offerings of Galénic, DR.WU (mainland China business) and Eve Lom, our net revenues from Skincare Brands grew by 11.4% year-over-year to RMB1.38 billion (US$194.9 million), representing 40.5% of total net revenues.

Utilizing data insights gained through our direct engagement with customers, we are able to develop new popular products more efficiently. Having a broad, attractive and updated product portfolio for each of our skincare business and color cosmetics business helps to maintain the popularity of our brands, increases customer loyalty and encourages customer purchases. We expect to continue to develop and launch new products under each of our brands to respond to the latest industry trends and customer feedback. The success of new brand and product launches will impact the growth of our business, our ability to continue to attract and engage customers, and our short-term and long-term financial performance, including our net revenues and operating expenses, in particular marketing expenses associated with the launch and promotion of such new brands.

Our Ability to Attract and Retain Customers and Expand Coverage Among Various Sales Channels

Our success relies on our ability to continually attract new customers, retain existing customers and maintain broad coverage among various e-commerce and distribution channels, while maintaining sustainable profit margins. Our growth in sales volume has primarily been driven by the growing popularity and recognition of our brands, the increased selection and attractive prices of the innovative beauty products we offer, consumer preferences for our engaging shopping experience and quality customer service, and the effectiveness of our marketing initiatives. As China’s beauty e-commerce and retailing landscape evolve, we will seek to balance the need to reach a broader consumer base while improving the sales through the channels where we have business presence.

We generate net revenues through sales (i) directly to end customers through various DTC online channels as well as offline stores, and (ii) to e-commerce platforms and offline distributors who then sell to end customers. For the years ended December 31, 2021, 2022 and 2023, our net revenues generated through DTC channels as a percentage of total net revenues were 83.5%, 84.9% and 84.6%, respectively. Going forward, we will continue to diversify our sales channels, including content and livestreaming platforms such as Douyin and Kuaishou, e-commerce platforms such as Dewu, and third-party distributors as well as beauty-focused offline retail store.

We historically used the number of DTC customers as an indicator of the performance of our DTC channels. Our collection and analysis of this data is no longer as comprehensive as in prior years due to the promulgation of the Personal Information Protection Law which took effect on November 1, 2021. Therefore, we no longer calculate the number of DTC customers.

Our Pricing Strategy and Ability to Maintain Optimal Gross Margins

Our results of operations depend on our ability to design our pricing strategy to both maintain attractiveness to customers and to gradually improve our gross margins as we continue to grow our business. Our product pricing strategy is driven by the introduction of new products, promotional events on e-commerce platforms, adoption of new ways of engaging and selling to consumers such as livestreaming, and the broader competitive landscape. In general, we strive to gradually improve our gross margin by introducing higher-margin new products and stricter discounts and promotions, despite facing heavy price competition in the market place. As a result of our integrated approach, our gross margin was 66.8%, 68.0% and 73.6% for the years ended December 31, 2021, 2022 and 2023, respectively. The continual improvement of our gross margin for the past three years is also the result of higher revenue contribution from our skincare products, which generally have higher gross margins compared to our color cosmetic products. We also intend to incrementally introduce more premium products under our Perfect Diary brand. We expect to gradually improve our gross margin over time as we continue to focus on improving product and channel mix, as well as implementing more disciplined pricing and discount policies.

Effectiveness of Our Marketing Strategies

Our results of operations also depend on our ability to attract and retain customers while maintaining reasonable marketing expenses. While we are a young company, we have been successful in building popular brands and marketing our products, by leveraging our core capabilities in social media and digital marketing as well as our diversified sales channels. We work with KOLs to market our products cost-effectively through our proprietary KOL management system, which allows us to predominantly work directly with these KOLs rather than through intermediaries. Our close cooperation with KOLs provides us with valuable insights into the impact these KOLs have on our targeted consumers, and helps us increase marketing efficiency and effectiveness. With a large follower base on social media, we are able to engage in more cost-effective marketing through direct engagement with and marketing to this group of consumers who have previously bought our products or are interested in our products.

We have also leveraged our offline experience store network to increase our presence and to reach and serve our customers at different touchpoints. As of December 31, 2023, we operated 114 experience stores, compared with 164 stores as of December 31, 2022. The reduction was to strategically adjust our offline footprint while maintaining a certain number of stores for in-person interactions with customers. We believe that maintaining a certain number of experience stores enables us to drive stronger engagement with our customers by providing a physical space to sample our products and engage with our brands.

Our selling and marketing expenses have been and will continue to be affected by the number of new product launches, spending on performance-based marketing on our e-commerce channels, branding and promotional activities to support the growth of our new and existing brands, and expenses related to our offline stores. Through our data insights, we also monitor our return on investment across our various marketing and distribution channels and adjust our marketing spending and strategy accordingly. Our selling and marketing expenses as a percentage of total net revenues increased from 62.9% in 2022 to 65.3% in 2023, which was primarily due to increased investments in advertising expenses and investments in the Prefect Diary brand upgrade, and partially offset by the decrease in expenses for offline experience stores due to closure of underperforming stores. With our focus on growing our sustainability and achieving profitability, we plan to further optimize our expenses for performance-based marketing on our e-commerce channels while allocating resources to strengthen the brand equities for our existing brands.

We also plan to optimize our expenses related to our experience stores by increasing productivity among our beauty advisors and optimizing utilization of our experience stores’ space.

Our Ability to Manage Operating Costs and Expenses

Our results of operations are affected by our ability to manage our selling and marketing expenses, general and administrative expenses and fulfilment expenses. From 2021 to 2023, to control our selling and marketing expenses, we selectively closed underperforming offline stores, reduced marketing event-related expenses and streamlined our online marketing activities. As a result, our selling and marketing expenses decreased from RMB4.01 billion in 2021 to RMB2.33 billion in 2022, and further decreased to RMB2.23 billion (US$314.2 million) in 2023.

As part of our strategic transformation plan to cut costs and improve efficiency, we took measures to optimize our structure. Our general and administrative expenses decreased from RMB941.3 million in 2021 to RMB720.4 million in 2022, and further decreased to RMB500.9 million in 2023. The decreases were mainly driven by the decrease in payroll expenses, primarily due to reduced headcount, and the decrease in share-based compensation expenses, primarily due to both reduced headcount and the graded-vesting method over the vesting term of the awards granted to our directors and employees.

We have also developed an efficient supply chain involving manufacturing, warehousing and logistics. We leverage technology and data to manage supplier partners, ODM/OEM and packaging supply partners and other service partners, and adjust such partners’ operations to maintain optimal inventory levels as well as ensure smooth product launches. We cooperate with leading manufacturers with strong capabilities, as well as physical proximity to our customers, enabling us to further shorten the production and fulfilment process, thereby improving customer experience. Fulfilment expenses as a percentage of total net revenues decreased from 7.4% in 2021 to 7.3% in 2022 and further decreased to 6.7% in 2023. We expect to further optimize our operating expenses by leveraging our technology- and data-driven supply chain management systems and outsourcing our warehouse and handling operations.

Key Components of Results of Operations

Net revenues

Our net revenues are net of refunds and value-added tax. Due to operational changes, we have adjusted the reporting segmentation from one reportable segment to three reportable segments on a product category basis in light of the development of our Skincare Brands business since 2022. Our net revenues are primarily generated from selling our beauty products and comprise net revenues from Color Cosmetics Brands, Skincare Brands and others. The following table sets forth the breakdown of our net revenues by segment both in absolute amounts and as a proportion of our total net revenues for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Segment
-Color Cosmetics Brands	4,869,279	83.4	2,415,500	65.2	1,973,726	277,994	57.8
-Skincare Brands	855,241	14.6	1,241,528	33.5	1,383,578	194,873	40.5
-Others	115,453	2.0	49,094	1.3	57,470	8,094	1.7
Total net revenues	5,839,973	100.0	3,706,122	100.0	3,414,774	480,961	100.0

As we have been continually expanding our Skincare Brands business, we expect net revenues from the Skincare Brands segment to increase.

Sales of product by channel. We generate net revenues primarily from selling our beauty products (i) directly to end customers through various DTC online channels as well as offline stores, and (ii) to e-commerce platform and offline distributors who then sell to end customers. Our DTC channels include our online stores operated on Tmall, the e-commerce platforms of Douyin and Kuaishou and our offline stores. Our primary e-commerce platform distributors are JD.com and Vipshop. The following table sets forth the breakdown of our net revenues by channel both in absolute amounts and as a proportion of our total net revenues for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Sales of product by channel
-Sales to end customers	4,878,453	83.5	3,145,807	84.9	2,890,229	407,081	84.6
-Sales to distributor customers	941,322	16.1	546,543	14.7	514,781	72,505	15.1
-Others	20,198	0.4	13,772	0.4	9,764	1,375	0.3
Total net revenues	5,839,973	100.0	3,706,122	100.0	3,414,774	480,961	100.0

With the goal to achieve sustainable growth in 2024 and beyond, we intend to improve return on investment on all our key sales channels, improve gross margins of our products and diversify our sales channels, including content and livestreaming platforms such as Douyin, new e-commerce platforms as well as third-party distributors and other beauty-focused offline retail stores.

Cost of revenues

Our cost of revenues consists primarily of material costs, which includes ingredient costs and costs associated with raw materials and packaging materials, manufacturing cost and other related costs that are directly attributable to the production of our products. For some of our products, we directly procure raw materials and packaging materials from third-party suppliers and pass on such materials to OEM/ODM partners for production and assembly. For the rest of our products, we procure finished goods from OEM/ODM partners. Our product costs fluctuate with the prices that we are able to negotiate with our OEM/ODM partners and our raw material and packaging material suppliers. We intend to leverage our economy of scale to limit any upward pressure on our procurement costs going forward.

The following table sets forth our cost of revenues by amounts and percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	1,941,177	33.2	1,187,370	32.0	901,455	126,967	26.4

The following table sets forth our gross profit in absolute amount and gross profit margin for the years presented. We aim to continue improving our gross profit margin by adjusting our product mix, channel mix while implementing our strategies in pricing and discounts.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Gross profit	3,898,796	2,518,752	2,513,319	353,994
Gross profit margin	66.8%	68.0%	73.6%	73.6%

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Fulfilment expenses	434,018	7.4	269,886	7.3	229,021	32,257	6.7
Selling and marketing expenses	4,005,589	68.6	2,330,480	62.9	2,230,974	314,226	65.3
General and administrative expenses	941,347	16.1	720,409	19.4	500,942	70,556	14.7
Research and development expenses	142,086	2.4	126,875	3.4	111,698	15,732	3.3
Impairment of goodwill	-	-	-	-	354,039	49,865	10.3
Total operating expenses	5,523,040	94.5	3,447,650	93.0	3,426,674	482,636	100.3

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

General and administrative expenses. General and administrative expenses primarily consist of personnel costs including share-based compensation expenses and other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human resources, costs of facilities and equipment associated with use by these functions, such as depreciation expenses, rental and other general corporate related expenses.

Research and development expenses. Research and development expenses primarily consist of personnel costs for research and development staff, which includes IT engineers and product development personnel, as well as general expenses and depreciation expenses associated with our research and development activities.

Impairment of goodwill. Impairment of goodwill represents the amount by which the carrying value of the net assets exceeds its fair value in connection with certain reporting unit.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciations. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiaries incorporated in Hong Kong, including Yatsen (HK) Limited, Aoyan (HK) Limited, Yatsen Investment Limited, Galenic (HK) Limited, Dskin (HK) Limited, Space Brands (HK) Limited, and Watosa (HK) Limited are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. Under the Hong Kong tax laws, our subsidiary in Hong Kong is exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2021, 2022 and 2023.

PRC

Generally, our PRC subsidiaries, the VIE and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. According to a policy promulgated by the State Administration of Taxation and effective from 2008 and onwards, enterprises engaged in research and development activities are entitled to claim an additional special tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The deduction rate for qualified research and development expenses has been increased from 50% to 75% according to Notice by the Ministry of Finance, the State Administration of Taxation and the Ministry of Science and Technology of Raising the Proportion of Weighted Pre-tax Deduction of Research and Development Expenses, which was effective from 2018 to 2020 and was further extended to 2023. Perfect Diary Technology (Guangzhou) Co., Ltd. was entitled to claim the special deduction referred above in 2021, 2022 and 2023. Guangzhou Jiyan Cosmetics Technology Co., Ltd. was entitled to claim the special deduction in 2022 and 2023. Hangzhou Taimei Biotechnology Co., Ltd was entitled to claim the special deduction in 2022 and 2023.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective as of November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Total net revenues	5,839,973	100.0	3,706,122	100.0	3,414,774	480,961	100.0
Total cost of revenues	(1,941,177)	(33.2)	(1,187,370)	(32.0)	(901,455)	(126,967)	(26.4)
Gross profit	3,898,796	66.8	2,518,752	68.0	2,513,319	353,994	73.6
Operating expenses:
Fulfilment expenses	(434,018)	(7.4)	(269,886)	(7.3)	(229,021)	(32,257)	(6.7)
Selling and marketing expenses	(4,005,589)	(68.6)	(2,330,480)	(62.9)	(2,230,974)	(314,226)	(65.3)
General and administrative expenses	(941,347)	(16.1)	(720,409)	(19.4)	(500,942)	(70,556)	(14.7)
Research and development expenses	(142,086)	(2.4)	(126,875)	(3.4)	(111,698)	(15,732)	(3.3)
Impairment of goodwill	-	-	-	-	(354,039)	(49,865)	(10.3)
Total operating expenses	(5,523,040)	(94.5)	(3,447,650)	(93.0)	(3,426,674)	(482,636)	(100.3)
Loss from operations	(1,624,244)	(27.7)	(928,898)	(25.0)	(913,355)	(128,642)	(26.7)
Financial income	45,658	0.8	34,656	0.9	89,020	12,538	2.6
Foreign currency exchange (loss) gain	(1,751)	0.0	(35,357)	(1.0)	7,218	1,017	0.2
Income from equity method investments, net	5,978	0.1	12,548	0.3	10,122	1,426	0.3
Impairment of investments	(1,375)	0.0	(5,078)	(0.1)	-	-	-
Other income, net	27,775	0.5	103,501	2.8	53,558	7,543	1.6
Loss before income tax expenses	(1,547,959)	(26.3)	(818,628)	(22.1)	(753,437)	(106,118)	(22.1)
Income tax benefits (expenses)	921	-	(2,705)	(0.1)	3,210	452	0.1
Net loss	(1,547,038)	(26.3)	(821,333)	(22.2)	(750,227)	(105,666)	(22.0)

Segment Information

In 2021, we only reported our overall performance. Due to operational changes, we have reported our results of operations in three segments on a product category basis since 2022, namely Color Cosmetics Brands, Skincare Brands and others. To that end, segment information for 2021 has been presented in the annual report in accordance with our current reporting system.

The following table sets forth our segment operating results for the years ended December 31, 2021, 2022 and 2023.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Segment Net Revenues
Color Cosmetics Brands	4,869,279	2,415,500	1,973,726	277,994
Skincare Brands	855,241	1,241,528	1,383,578	194,873
Others	115,453	49,094	57,470	8,094
Total	5,839,973	3,706,122	3,414,774	480,961
Segment Income/(Loss) from Operations
Color Cosmetics Brands	(823,296)	(476,998)	(352,147)	(49,599)
Skincare Brands	(220,854)	(63,095)	(431,268)	(60,742)
Others	(8,081)	755	1,859	262
Unallocated expenses(1)	(572,013)	(389,560)	(131,799)	(18,563)
Total	(1,624,244)	(928,898)	(913,355)	(128,642)

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

Year ended December 31, 2023 compared to year ended December 31, 2022

Total net revenues

Our net revenues decreased by 7.9% from RMB3.71 billion in 2022 to RMB3.41 billion (US$481.0 million) in 2023, primarily attributable to the decline in net revenues from Color Cosmetics Brands, partially offset by the increase in net revenues from Skincare Brands. Sales of our Color Cosmetics Brands were impacted by intensified industry competition from both domestic and international brands, a reduction in the number of offline experience stores, and our decision to limit discounts and promotions due to our brand building strategy for sustainable growth. Our Skincare Brands, on the other hand, enjoyed steady growth primarily due to the solid performance of our clinical and premium brands, strong brand positioning and our continued development of these brands during the year, partially offset by our strategic decision to phase out the Abby’s Choice brand. Our net revenues generated through Skincare Brands as a percentage of total net revenues increased from 33.5% in 2022 to 40.5% in 2023.

Total cost of revenues

Our cost of revenues decreased by 24.1% from RMB1.19 billion in 2022 to RMB901.5 million (US$127.0 million) in 2023, primarily due to the decrease in overall sales volume of our beauty products in 2023 and cost optimization across all of our brand portfolio.

Gross profit and gross margin

As a result of the foregoing, our gross profit decreased by 0.2% from RMB2.52 billion in 2022 to RMB2.51 billion (US$354.0 million) in 2023, and our gross margins increased from 68.0% in 2022 to 73.6% in 2023, which increases are primarily due to (i) increasing sales of higher-gross margin products from Skincare Brands, (ii) more disciplined pricing and discount policies, and (iii) cost optimization across all of our brand portfolio.

Fulfilment expenses

Our fulfilment expenses decreased from RMB270.0 million in 2022 to RMB229.0 million (US$32.3 million) in 2023, which was primarily attributable to a decrease in warehouse and logistics cost from RMB213.0 million in 2022 to RMB181.7 million (US$25.6 million) in 2023 mainly due to lower sales volume of our beauty products, and a decrease in customer service cost from RMB38.9 million in 2022 to RMB29.4 million (US$4.1 million) in 2023. Our fulfilment expenses as a percentage of net revenues decreased from 7.3% in 2022 to 6.7% in 2023 due to our further improvements in logistics efficiency.

Selling and marketing expenses

Our selling and marketing expenses decreased from RMB2.33 billion in 2022 to RMB2.23 billion (US$314.2 million) in 2023, primarily attributable to (i) a decrease in expenses for offline experience stores from RMB404.0 million in 2022 to RMB149.4 million (US$21.0 million) due to the closure of underperforming offline experience stores and (ii) a decrease in share-based compensation expenses from RMB62.2 million in 2022 to RMB23.5 million (US$3.3 million) in 2023, partially offset by an increase in advertising, marketing and brand promotion costs from RMB1.06 billion in 2022 to RMB1.26 billion (US$177.5 million) in 2023. The increase in our advertising, marketing and brand promotion costs was primarily due to the brand upgrade of Perfect Diary as well as the investments in new product launches across our brands.

General and administrative expenses

Our general and administrative expenses decreased from RMB720.4 million in 2022 to RMB500.9 million (US$70.6 million) in 2023, primarily due to a decrease in share-based compensation expenses from RMB248.4 million in 2022 to RMB46.9 million (US$6.6 million) in 2023.

Research and development expenses

Our research and development expenses decreased from RMB126.9 million in 2022 to RMB111.7 million (US$15.7 million) in 2023, primarily due to a decrease in share-based compensation expenses from RMB26.0 million in 2022 to RMB5.0 million (US$0.7 million) in 2023.

Impairment of goodwill

We recorded impairment of goodwill of nil in 2022 and of RMB354.0 million (US$49.9 million) in 2023. The impairment represents the amount by which the carrying value of the Eve Lom reporting unit exceeded its fair value, based on quantitative goodwill impairment test, primarily due to weaker operating results than expected at the time of acquisition.

Income (loss) from operations

We generated net loss from operations of RMB928.9 million in 2022 and net loss from operations of RMB913.4 million (US$128.6 million) in 2023 as a result of the foregoing. The decrease in net loss from operations is primarily attributable to our stricter pricing and discount policies as well as the closure of underperforming offline stores.

Income tax benefits/(expenses)

We recorded income tax expenses of RMB2.7 million in 2022 and income tax benefits of RMB3.2 million (US$0.5 million) in 2023. The change was primarily due to a reduction of income tax expenses provided for profitable entities.

Net (loss) income

We generated a net loss of RMB821.3 million in 2022 and of RMB750.2 million (US$105.7 million) in 2023 as a result of the foregoing.

Year ended December 31, 2022 compared to year ended December 31, 2021

Total net revenues

Our total net revenues decreased by 36.5% from RMB5.84 billion in 2021 to RMB3.71 billion in 2022, primarily attributable to the decline in net revenues from Color Cosmetics Brands, partially offset by the increase in net revenues from Skincare Brands. Sales of our Color Cosmetics Brands were impacted by the continued softness in the market demand for color cosmetics products and intensified industry competition from both domestic and international brands, a reduction in the number of offline experience stores, and our decision to limit discounts and promotions due to our brand building strategy for sustainable growth. Our Skincare Brands, on the other hand, enjoyed strong growth due to each brand’s superior product performance, strong brand positioning and our continual development of these brands during the year. Our net revenues generated through Skincare Brands as a percentage of total net revenues increased from 14.6% in 2021 to 33.5% in 2022.

Total cost of revenues

Our cost of revenues decreased by 38.8% from RMB1.94 billion in 2021 to RMB1.19 billion in 2022, primarily due to the decrease in overall sales volume of our beauty products in 2022.

Gross profit and gross margin

As a result of the foregoing, our gross profit decreased by 35.4% from RMB3.90 billion in 2021 to RMB2.52 billion in 2022. Our gross margins increased from 66.8% in 2021 to 68.0% in 2022, primarily due to: (i) increasing sales of higher-gross margin products from our Skincare Brands, (ii) stricter pricing and discount policies, and (iii) cost optimization across all of our brand portfolios.

Fulfilment expenses

Our fulfilment expenses decreased from RMB434.0 million in 2021 to RMB270.0 million in 2022. The decrease was primarily attributable to (i) a decrease in warehouse and logistics cost from RMB343.0 million in 2021 to RMB213.0 million in 2022 due to lower sales volume of our beauty products, (ii) a decrease in customer service cost from RMB59.9 million in 2021 to RMB38.9 million in 2022, and (iii) a decrease in share-based compensation expenses related to fulfilment personnel from RMB13.1 million in 2021 to RMB4.3 million in 2022. Our fulfilment expenses as a percentage of total net revenues decreased from 7.4% in 2021 to 7.3% in 2022 as we outsourced most of our warehouse and handling operations to optimize our fulfilment operations.

Selling and marketing expenses

Our selling and marketing expenses decreased from RMB4.01 billion in 2021 to RMB2.33 billion in 2022, primarily attributable to: (i) a decrease in advertising, marketing and brand promotion costs from RMB2.37 billion in 2021 to RMB1.06 billion in 2022, (ii) a decrease in platform commissions from RMB529.7 million in 2021 to RMB363.4 million in 2022, and (iii) a decrease in expenses for offline experience stores from RMB552.9 million in 2021 to RMB404.0 million due to the closure of underperforming offline experience stores. The decrease in our advertising, marketing and brand promotion costs was primarily due to a reduction in marketing event-related expenses and higher efficiency of online marketing activities.

General and administrative expenses

Our general and administrative expenses decreased from RMB941.3 million in 2021 to RMB720.4 million in 2022, primarily due to a decrease in share-based compensation expenses from RMB418.8 million in 2021 to RMB248.4 million in 2022.

Research and development expenses

Our research and development expenses decreased from RMB142.1 million in 2021 to RMB126.9 million in 2022, primarily due to the planning of research and development activities to maintain research and development expenses at a reasonable level relative to net revenues.

Income (loss) from operations

As a result of the foregoing, we generated net loss from operations of RMB928.9 million in 2022, compared to net loss from operations of RMB1.62 billion in 2021. The decrease in net loss from operations was primarily attributable to our stricter pricing and discount policies, optimization of operating efficiencies as well as the closure of underperforming offline stores.

Income tax benefits/(expenses)

We recorded income tax expenses of RMB2.7 million in 2022, as compared to income tax benefits of RMB0.9 million in 2021. The change was primarily due to income tax expenses provided for profitable entities.

Net (loss) income

As a result of the foregoing, we generated net loss of RMB821.3 million in 2022, compared to net loss of RMB1.55 billion in 2021.

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

B.
Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash (used in)/generated from operating activities	(1,020,441)	136,208	(107,442)	(15,133)
Net cash used in investing activities	(1,484,257)	(1,155,416)	(260,487)	(36,689)
Net cash used in financing activities	(1,706)	(654,450)	(342,455)	(48,234)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(88,980)	89,978	14,192	1,999
Net decrease in cash and cash equivalents and restricted cash	(2,595,384)	(1,583,680)	(696,192)	(98,057)
Cash and cash equivalents and restricted cash at the beginning of the year	5,733,392	3,138,008	1,554,328	218,923
Cash and cash equivalents and restricted cash at the end of the year	3,138,008	1,554,328	858,136	120,866

To date, we have financed our operating and investing activities primarily through cash generated by historical equity financing activities. As of December 31, 2021, 2022 and 2023, respectively, our cash, cash equivalents and restricted cash were RMB3.14 billion, RMB1.55 billion and RMB858.1 million (US$120.9 million). We had short-term investments with an aggregate outstanding amount of RMB1.22 billion (US$171.6 million) as of December 31, 2023. Our cash and cash equivalents primarily consist of currency on hand, deposits held by financial institutions that can be added to or withdrawn without limitation, short-term and highly liquid investments placed with banks, and all highly liquid investments with original maturities of three months or less. Short-term investments consist primarily of financial products offered by commercial banks in the PRC with fixed maturity dates ranging from three months to one year.

We believe that our current cash and cash equivalents will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months from the date of this annual report. We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2023, 50.2% of our cash, cash equivalents and restricted cash were held in China, and 50.2% were denominated in Renminbi. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

A significant majority of our net revenues have been, and we expect will likely to continue to be, denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE’s approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE’s approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash used in operating activities in 2023 was RMB107.4 million (US$15.1 million). The difference between our net cash used in operating activities in 2023 of RMB107.4 million (US$15.1 million) and net loss of RMB750.2 million (US$105.7 million) in the same period was primarily due to certain non-cash items, primarily consisting of (i) impairment of goodwill of RMB354.0 million (US$49.9 million) due to impairment of Eve Lom reporting unit, (ii) amortization of right-of-use assets of RMB88.6 million (US$12.5 million), (iii) share-based compensation of RMB77.5 million (US$10.9 million), (iv) amortization of intangible assets of RMB61.0 million (US$8.6 million) and (v) depreciation of property and equipment of RMB53.7 million (US$7.6 million). The adjustment for changes in operating assets and liabilities primarily consisted of (i) a decrease of RMB109.4 million (US$15.4 million) in inventories, (ii) a decrease of RMB89.3 million (US$12.6 million) in lease liabilities, and (iii) an increase in accrued expenses and other liabilities of RMB65.3 million (US$9.2 million).

Net cash generated from operating activities in 2022 was RMB136.2 million. The difference between our net cash generated from operating activities in 2022 of RMB136.2 million and net loss of RMB821.3 million in the same period was primarily due to certain non-cash items, primarily consisting of (i) share-based compensation of RMB340.9 million, (ii) amortization of right-of-use assets of RMB168.4 million, (iii) depreciation of property and equipment of RMB114.0 million, (iv) impairment of and loss on disposal of property and equipment of RMB80.3 million and (v) amortization of intangible assets of RMB56.8 million. The adjustment for changes in operating assets and liabilities primarily consisted of (i) a decrease of RMB278.0 million in inventories, (ii) a decrease of RMB155.0 million in accounts receivable, (iii) a decrease of RMB167.0 million in lease liabilities, (iv) a decrease of RMB121.0 million in accounts payable, and (v) a decrease of RMB65.9 million in prepayments and other current assets.

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

Investing activities

Net cash used in investing activities in 2023 was RMB260.5 million (US$36.7 million), primarily due to (i) purchase of short-term investments of RMB2.34 billion (US$329.8 million), (ii) investments on equity investments of RMB121.5 million (US$17.1 million) mainly related to our participation as a limited partner in a venture capital fund, and (iii) purchase of property and equipment of RMB43.6 million (US$6.1 million), which was partially offset by sales of short-term investments of RMB2.22 billion (US$313.0 million).

Net cash used in investing activities in 2022 was RMB1.16 billion , primarily due to (i) purchase of short-term investments of RMB2.42 billion, (ii) investments on equity investments of RMB135.8 million mainly related to the funding of our joint venture with Cosmax and our participation as a limited partner in a venture capital fund, and (iii) purchase of property and equipment of RMB50.8 million, which was partially offset by sales of short-term investments of RMB1.46 billion.

Net cash used in investing activities in 2021 was RMB1.48 billion, primarily due to (i) acquisition of businesses of RMB989.7 million mainly related to the acquisition of Eve Lom, (ii) investments on equity investments of RMB322.8 million mainly related to our participation as an limited partner in a venture capital fund and the funding of our joint venture with Cosmax, and (iii) purchase of property and equipment of RMB141.4 million, which was mainly due to capital expenditure incurred for the development of our experience stores, office spaces and the warehouse that we directly operate.

Financing activities

Net cash used by financing activities in 2023 was RMB342.5 million (US$48.2 million), primarily attributable to repurchase of ordinary shares of RMB212.7 million (US$30.0 million) and repurchase of redeemable non-controlling interests of RMB134.7 million (US$19.0 million).

Net cash used by financing activities in 2022 was RMB654.5 million, primarily attributable to payments for repurchases of ordinary shares of RMB654.7 million.

Net cash used by financing activities in 2021 was RMB1.7 million, primarily attributable to payments for repurchases of ordinary shares of RMB15.2 million, partially offset by a repayment of a shareholder receivable resulting from our repurchases of ordinary shares of RMB13.0 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures, capital commitment, products and services purchase commitment and operating lease commitments.

Our capital expenditures are primarily incurred for purchases of property and equipment, as well as intangible assets. Our capital expenditures were RMB166.7 million in 2021, RMB59.3 million in 2022 and RMB44.0 million (US$6.2 million) in 2023. We expect to moderate our spending on capital expenditures to reserve resources to support our strategic transformation.

Commitments and Obligations

The following table sets forth our capital commitment, products and services purchase commitment and operating lease obligations as of December 31, 2023:

	Payment due by December 31,
	Total	1 Year	1-3 Years	3-5 Years	Over 5 Years
	(RMB in thousands)
Capital commitment	346,692	184,692	162,000	-	-
Products and services purchase commitment	149,702	149,702	-	-	-
Operating lease obligations(1)	2,974	1,880	1,094	-	-
Total	499,368	336,274	163,094	-	-

Note:

(2)
Operating lease obligations consist of the obligations under the lease agreements covering our warehouses, stores and office spaces.

We intend to fund our existing and future material cash requirements with our existing cash balance and proceeds. We will continue to make cash commitments prudently, including capital expenditures, to meet the expected growth of our business.

We provided a financial guarantee to our depositary bank in 2022 for collection of minimum annual service fees until 2024 and place a security deposit of US$6.0 million in the depositary bank. The security bank deposit will be forfeited up to US$6.0 million if the depositary bank is not able to collect the contractual minimum annual service fees from ADR holders. In 2023, we have received US$3.0 million security deposit back from the depositary bank. As of December 31, 2023, the financial guarantee was still within the validity period of the contract and will persist until the guarantee period expires.

In addition, we provided financial guarantees to a joint venture for the purpose of enabling it to obtain bank loans. As of December 31, 2023, the total amount of financial guarantees provided to the joint venture was RMB85.4 million (US$12.0 million). The guarantees are typically secured by the assets of the joint venture, and we believe that the probability of having to make payments under the guarantees is remote. Nevertheless, we have assessed the associated risks and potential liabilities and have recognized a contingent liability in our financial statements. We will continue to monitor the performance of the joint venture and assess the risks associated with the guarantees.

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023. While the above indicates our material cash requirements as of December 31, 2023, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

Holding Company Structure

Yatsen Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIE and its subsidiaries in China. As a result, Yatsen Holding Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.
Research and Development, Patents and Licenses, etc.

See “Item 4. Information On the Company-B. Business Overview—Data and Technology,” “—Data Security and Privacy” and “—Trademark and Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

Rebates, discounts and other cash consideration received from a vendor related to inventory purchases are reflected as reductions in the cost of the related inventory item, and are therefore reflected in the “Cost of Revenues” line in our Consolidated Statements of Operations when the related inventory item is sold. See Note 6 of the Notes to the Consolidated Financial Statements for information regarding inventory.

Goodwill

We review goodwill and indefinite-lived intangible assets for impairment annually in the fourth quarter of our fiscal year, or more frequently as warranted by events or changes in circumstances which indicate that the carrying amount may not be recoverable. We may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying amount. If, based on the results of the qualitative assessment, it is concluded that it is not more likely than not that the fair value of a reporting unit or indefinite-lived asset exceeds its carrying value, a quantitative test is performed. Under the quantitative test, we compare the carrying value of the reporting unit or indefinite-lived intangible asset to its fair value, which we estimate using a discounted cash flow analysis or by comparison to the market values of similar assets. If the carrying value exceeds its fair value, we record an impairment charge equal to the excess of the carrying value over the related fair value. The assumptions used in such valuations such as projected future cash flows, discount rates, revenue growth rates, and determination of appropriate market comparables and recent transactions, are subject to volatility and may differ from actual results. Under a qualitative assessment, we assess various factors including industry and market conditions, macroeconomic conditions and performance of our businesses.

Our goodwill of RMB556.6 million (US$78.4 million) as of December 31, 2023 was mainly related to the Eve Lom, DR.WU, and other reporting units. Revenue of Eve Lom units did not meet our fourth quarter expectations and the reduction in selling and marketing expenses was less than anticipated, and therefore our short and long term forecasts for Eve Lom were revised downwards with an adverse impact on future expected cash flows. We determined the lower than forecasted revenue growth, and the shift in strategy, were triggering events which indicated we should conduct an impairment test as of December 31, 2023. We used a discounted cash flow model to estimate the fair value of the Eve Lom reporting unit based on our updated strategic plans, supplemented by market comparable analysis. This led to the recognition of an impairment of goodwill of RMB354.0 million (US$49.9 million). The key assumptions in estimating the fair value of the Eve Lom reporting unit were the revenue growth rates, gross profit ratios, discount rate and terminal value.

See Note 10 of the Notes to the Consolidated Financial Statements for information regarding goodwill.

Item 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.
Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jinfeng Huang	40	Chairman of the Board of Directors and Chief Executive Officer
Donghao Yang	52	Director and Chief Financial Officer
Jing Cheng	52	Chief Scientific Officer
Zhenjie (Jack) Xu	45	Chief Human Resources Officer
Sidney Xuande Huang	58	Independent Director
Bonnie Yi Zhang	50	Independent Director
Jiming Ha	61	Independent Director

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

Zhenjie (Jack) Xu has over 20 years of experience in human resources management. Prior to joining the Company, Mr. Xu served concurrently as vice president and chief human resources officer of MINISO Group Holding Limited (NYSE: MNSO; HKSE: 9896) from July 2019 to August 2022. Before that, Mr. Xu was the vice president in human resources and strategies at Guangzhou Dikeni Fashion Co., Ltd. from September 2018 to June 2019. From December 2015 to June 2018, Mr. Xu worked at Natural Food International Holding Limited (HKSE: 1837) and held several positions, including general manager of human resources center and executive assistant. Earlier in his career, Mr. Xu was the human resource director of Biostime International Holdings Limited, currently known as Health and Happiness (H&H) International Holdings Limited (HKSE: 1112), from December 2006 to December 2015. Mr. Xu received Bachelor of Laws degree in public administration from Sun Yat-sen University and an EMBA degree from the University of Minnesota.

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

B.
Compensation

For the year ended December 31, 2023, we paid to our executive officers an aggregate of RMB7.1 million (US$1.0 million) in cash and RMB0.3 million (US$46 thousand) for benefits including certain contributions equal to certain percentages of each officer’s salary for his or her pension insurance, medical insurance, supplementary medical insurance, unemployment insurance and other statutory benefits and a housing provident fund as required by PRC law, and US$0.2 million to our independent directors. We did not make additional payments to our executive officers for their role as directors for the year ended December 31, 2023.

Share Incentive Plan

2018 Share Option Plan

Our shareholders and board of directors adopted the 2018 Share Option Plan in September 2018, which was amended and restated respectively in July 2019, March 2020, and September 2020, to attract and retain the best available personnel, provide additional incentives to employees and directors, and promote the success of our business. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2018 Share Option Plan is 249,234,508. As of December 31, 2023, options to purchase an aggregate amount of 249,234,508 Class A ordinary shares under the 2018 Share Option Plan had been granted, excluding awards that were forfeited or canceled after the relevant grant dates.

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

2022 Share Incentive Plan

Our board of directors have approved and authorized the adoption of the 2022 Share Incentive Plan, effective on January 1, 2023. The 2022 Share Incentive Plan will expire on the tenth anniversary of its effective date. Under the 2022 Share Incentive Plan, the maximum aggregate number of ordinary shares of our company available for issuance is 1.5% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of December 31, 2022, plus an annual increase by (i) (A) 1.5% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each of the first two fiscal years of our company beginning January 1, 2024, and (B) 1.0% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each subsequent fiscal year of our company during the term of the 2022 Share Incentive Plan, or (ii) such fewer number of shares as may be determined our board of directors. As of December 31, 2023, options to purchase an aggregate amount of 7,168,734 Class A ordinary shares under the 2022 Share Incentive Plan had been granted, excluding awards that were forfeited or canceled after the relevant grant dates.

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

Termination and Amendment of the Plan. Unless terminated earlier, the 2022 Share Incentive Plan has a term of ten years from January 1, 2023. Our board of directors has the authority to terminate, amend or modify the 2022 Share Incentive Plan, subject to shareholder approval to the extent necessary to comply with applicable law. However, without the prior written consent of the participant, no termination, amendment, or modification of the 2022 Share Incentive Plan shall adversely affect in any material way any award previously granted pursuant to the 2022 Share Incentive Plan. Historically, a total of 149,363,572 restricted Class A ordinary shares and 21,356,415 restricted Class B ordinary shares resulting from early exercise or modification of options granted to our employees, officers and directors had been issued to and were held by three trusts for the grantees’ benefit. These shares have been and continue to be subject to satisfaction of the service conditions set forth in the applicable equity award agreements. As of February 29, 2024, a total of 79,226,352 Class A ordinary shares and 0 Class B ordinary shares related to options granted to our employees, officers and directors were held by the two trusts for the grantees’ benefit, which have been and will continue to be subject to satisfaction of the service conditions set forth in the applicable equity award agreements.

The following table summarizes, as of February 29, 2024, the outstanding options that were granted to our directors and executive officers under the 2018 Share Option Plan and the 2022 Share Incentive Plan.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Bonnie Yi Zhang	*	0.025	March 25, 2021	November 19, 2034
	*	0.025	March 1, 2022	November 18, 2035
Jiming Ha	*	0.025	March 25, 2021	March 11, 2035
	*	0.025	March 1, 2022	November 18, 2035
Sidney Xuande Huang	*	0.025	March 25, 2021	November 19, 2034
	*	0.025	March 1, 2022	November 18, 2035
Jing Cheng	*	0.025	February 28, 2023	February 1, 2037
Zhenjie (Jack) Xu	*	0.025	September 30, 2023	September 30, 2038
Total	25,629,212	—	—	—

Notes:

* The options held by each of these directors and executive officers represent less than 1% of our total Class A ordinary shares on an as-converted basis outstanding as of February 29, 2024.

The following table summarizes, as of February 29, 2024, the number of restricted ordinary shares related to the options granted to our officers and directors under the 2018 Share Option Plan and the 2022 Share Incentive Plan.

Name	Number of Shares Underlying Options
Donghao Yang	28,012,572

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

Audit Committee. Our audit committee consists of Sidney Xuande Huang, Bonnie Yi Zhang and Jiming Ha. Sidney Xuande Huang is the chairman of our audit committee. We have determined that Sidney Xuande Huang, Bonnie Yi Zhang and Jiming Ha satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. We have determined that each of Sidney Xuande Huang and Bonnie Yi Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Bonnie Yi Zhang, Sidney Xuande Huang and Jiming Ha. Bonnie Yi Zhang is the chairman of our compensation committee. We have determined that Bonnie Yi Zhang, Sidney Xuande Huang and Jiming Ha satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jiming Ha, Sidney Xuande Huang and Bonnie Yi Zhang. Jiming Ha is the chairman of our nominating and corporate governance committee. Jiming Ha, Bonnie Yi Zhang and Sidney Xuande Huang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.
Employees

We had 3,497 full-time employees as of December 31, 2021, 1,837 full-time employees as of December 31 2022 and 1,505 full-time employees as of December 31, 2023, and most of our full-time employees are located in China. The following table sets forth the number of our full-time employees as of December 31, 2023:

Function	Number of Employees
R&D, Product Development and Production Management	208
Marketing	206
Online Operation and Sales	396
Offline Retail	235
Customer Service	136
Global Business	83
Others	241
Total	1,505

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

E.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 29, 2024 by:

•
each of our directors and executive officers; and
•
each of our principal shareholders who beneficially owns 5% or more of our total outstanding shares.

The calculations in the table below are based on 1,478,275,692 Class A ordinary shares (excluding the 440,571,764 Class A ordinary shares underlying the ADSs repurchased by our company pursuant to the share repurchase program, the 32,527,075 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the 79,226,352 Class A ordinary shares held under the trusts for the benefit of certain employees, directors and officers of our company as disclosed in “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans”) and 666,572,880 Class B ordinary shares outstanding as of February 29, 2024.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power***
Directors and Executive Officers**:
Jinfeng Huang(1)	5,736,314	666,572,880	672,309,194	31.3%	90.1%
Donghao Yang	50,422,620	—	50,422,620	2.4%	0.3%
Jing Cheng	*	—	*	*	*
Zhenjie Xu	—	—	—	—	—
Sidney Xuande Huang	*	—	*	*	*
Bonnie Yi Zhang	*	—	*	*	*
Jiming Ha	*	—	*	*	*
All Directors and Executive Officers as a Group	60,745,666	666,572,880	727,318,546	33.9%	90.4%
Principal Shareholders:
Entities affiliated with Jinfeng Huang(1)	5,736,314	666,572,880	672,309,194	31.3%	90.1%
Hillhouse Entities(2)	300,560,602	—	300,560,602	14.0%	2.0%
ZhenFund Entities(3)	224,286,241	—	224,286,241	10.5%	1.5%
Banyan Partners Entities(4)	161,548,669	—	161,548,669	7.5%	1.1%

Notes:

* Less than 1% of our total Class A ordinary shares on an as-converted basis outstanding as of February 29, 2024.

** Except as indicated otherwise below, the business address of our directors and executive officers is Building No. 35, Art Port International Creation Center, No. 2519 Xingang East Road, Haizhu District, Guangzhou 510330, Guangdong Province, People’s Republic of China

*** For each person or group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is currently entitled to twenty votes per share, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

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
(3)
Represents (i) 166,673,701 Class A ordinary shares and 55,557,900 Class A ordinary shares in the form of ADSs held by Zhen Partners Fund IV, L.P., (ii) 637,328 Class A ordinary shares in the form of ADSs held by Zhen Advisors Ltd., and (iii) 1,417,312 Class A ordinary shares in the form of ADSs held by Success Origin Limited, based on the information contained in the Schedule 13G/A filed by the relevant reporting persons with the SEC on February 14, 2024. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen Advisors Ltd. is wholly owned by Zhen International Ltd., which holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. and Success Origin Limited are wholly owned by Best Love Charming Limited. R&H Trust Co. (Singapore) Pte. Limited, trustee of the Best Love Charming Family Trust, holds 100% equity interest in Best Love Charming Limited. The business address of Zhen Fund entities is P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands.
(4)
Represents 137,796,850 Class A ordinary shares directly held by Banyan Fund III, L.P. and 23,751,819 Class A ordinary shares directly held by Banyan Fund III-A, L.P., based on the information contained in the Schedule 13G/A filed by the relevant reporting persons with the SEC on February 13, 2024. Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. are incorporated in the Cayman Islands and Banyan Partners III Ltd., a Cayman Islands company, is their general partner. The business address of both Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.

To our knowledge, as of February 29, 2024, 1,484,489,250 of our Class A ordinary shares were held by three record holders in the United States, among which, one is the depositary of our ADS program that held 1,484,489,248 Class A ordinary shares. As of February 29, 2024, none of our Class B ordinary shares were held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Enforceability of Civil Liabilities

Our business operations are primarily conducted in China, and substantially all of our assets are located in mainland China. Except for Mr. Sidney Xuande Huang, Ms. Bonnie Yi Zhang and Mr. Jiming Ha, all of our directors and senior executive officers reside within China and most of them are PRC nationals as of the date of this annual report. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have been informed by our Cayman Islands counsel, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and the courts of the Cayman Islands and that there is uncertainty as to whether a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability provisions, whether or not predicated solely upon the U.S. federal securities laws, would be enforceable against us or our directors or officers in the Cayman Islands. This uncertainty relates to whether such a judgment would be determined by the courts of the Cayman Islands to be penal or punitive in nature.

We have also been advised by our Cayman Islands counsel that, notwithstanding the above, a final and conclusive judgment obtained in U.S. federal or state courts under which a definite sum of money is payable as compensatory damages and not in respect of laws that are penal in nature (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a government authority, or in respect of a fine or penalty or multiple or punitive damages) will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:

•
the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the Cayman Islands and the parties subject to such judgment either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;
•
the judgment given by the foreign court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;
•
the judgment was final and conclusive and for a liquidated sum;
•
the judgment was not obtained by fraud; and
•
the judgment was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy in the Cayman Islands.

A Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Grand Court of the Cayman Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the courts of mainland China will review and determine the applicability of the reciprocity principle on a case-by-case basis. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court of mainland China to have jurisdiction and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a court of mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

Furthermore, the United States and Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments and the statutory registration scheme for foreign judgments in Hong Kong does not extend to United States judgments. As a result, any United States judgment is enforceable in Hong Kong pursuant to the common law regime in Hong Kong for recognizing and enforcing foreign judgments, which provides that a foreign judgment is enforceable if the judgment (i) is final and conclusive on the merits, (ii) has been rendered by a court of competent jurisdiction, (iii) is for a fixed sum of money, unless the relevant proceeding in the United States offends against natural justice, the judgment was obtained by fraud or the enforcement of the judgment is contrary to public policy.

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Other Related Party Transactions

We purchased inventories and services from companies over which we exercise significant control in the amount of RMB38.3 million, RMB137.5 million and RMB211.0 million (US$29.7 million) in 2021, 2022 and 2023, respectively. As of December 31, 2021, 2022 and 2023, the amount due to a company over which we exercise significant control was RMB14.0 million, RMB27.2 million and RMB9.4 million (US$1.3 million) respectively, which were unsecured and interest free. As of December 31, 2023, the amount due from companies over which we exercise significant control was RMB17.4 million (US$2.5 million). Our sales of inventories to a company controlled by our chief executive officer were nil, RMB11.4 million and RMB20.1 million (US$2.8 million) for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2021, 2022 and 2023, the amount due from a company controlled by our chief executive officer was nil, RMB5.6 million and RMB2.8 million (US$0.4 million) respectively.

Shareholders Agreement

We entered into our seventh amended and restated shareholders agreement on September 11, 2020 with our shareholders, which included holders of ordinary shares and preferred shares. The shareholders agreement provides for certain shareholders’ rights, including information rights, right of participation, right of first refusal and co-sale rights and drag-along rights, and contains provisions governing our board of directors and other corporate governance matters. The registration rights have survived after the completion of our initial public offering.

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

Termination of Obligations. We have no obligation to effect any demand, Form F-3 or piggyback registration on November 23, 2025.

C.
Interests of Experts and Counsel

Not applicable.

Item 8.
FINANCIAL INFORMATION
A.
Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. For example, on September 23, 2022, a putative securities class action lawsuit was filed against us, certain of our directors and officers, our authorized U.S. representative, a shareholder, and the underwriters for our November 2020 initial public offering in the U.S. District Court for the Southern District of New York (captioned Maeshiro v. Yatsen Holding Limited et al., No. 1:22-cv-08165). The plaintiff in this case alleges, in sum and substance, that our registration statement filed in connection with our November 2020 initial public offering and other public disclosures contained false or misleading statements in violation of the U.S. federal securities laws. In December 2023, the defendants filed a motion to dismiss the amended complaint, and briefing on the motion to dismiss was completed in March 2024. As of the date of this annual report, the court’s decision on the motion to dismiss remains pending. The case otherwise remains in its preliminary stage. We are currently unable to estimate the timing, possible outcome or potential loss, if any, associated with the resolution of such lawsuits.

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

Item 9.
THE OFFER AND LISTING
A.
Offer and Listing Details

See “—C. Markets.”

B.
Plan of Distribution

Not applicable.

C.
Markets

Our ADSs have been listed on the NYSE under the symbol “YSG” since November 19, 2020. On March 18, 2024, we effected an ADS ratio change to adjust our Class A ordinary share to ADS ratio from one ADS representing four Class A ordinary shares to one ADS representing twenty of our Class A ordinary shares. Unless otherwise stated, the ADS ratio change has been retrospectively applied for all periods presented in this annual report.

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
•
in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•
a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the NYSE rules, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

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

Differences in Corporate Law

The Companies Act (As Revised) is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act (As Revised) and the current Companies Act of England.

In addition, the Companies Act (As Revised) differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act (As Revised) applicable to us and the laws applicable to United States corporations and companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act (As Revised) permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act (As Revised) also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

•
the statutory provisions as to the required majority vote have been met;
•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
•
the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•
the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act (As Revised) also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

•
an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;
•
the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•
an act which constitute a fraud against the minority where the wrongdoer are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company:

•
a duty to act in good faith in the best interests of the company,
•
a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so),
•
a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and
•
a duty to exercise powers for the purpose for which such powers were intended.

A director of a Cayman Islands company owes to the company a duty of care, diligence and skill. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our currently effective memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of all shareholders who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act (As Revised) does not provide shareholders with an express right to put forth any proposal before a general meeting of the shareholders. However, the Companies Act (As Revised) may provide shareholders with limited rights to requisition a general meeting but such rights must be stipulated in the articles of association of the company.

Any one or more shareholders holding not less than one-tenth of the voting rights on a one vote per share basis, in the share capital of the company at the date of deposit of the requisition shall at all times have the right, by written requisition to the board of directors or the secretary of the company, to require an extraordinary general meeting to be called by the board of directors for the transaction of any business specified in such requisition.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for election of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions relating to cumulative voting under the laws of the Cayman Islands, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders at any time before the expiration of his term of office notwithstanding anything in our memorandum and articles of association or in any agreement between our company and such director (but without prejudice to any claim for damages under any such agreement).

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years.

This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Restructuring

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)
is or is likely to become unable to pay its debts; and
(b)
intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed by a majority of not less than three-fourths of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Shareholders of Cayman Islands exempted companies like us have no general right under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders) or obtain copies of the list of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we intend to provide our shareholders with annual reports containing audited financial statements.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporate tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Provided that our Cayman Islands holding company, Yatsen Holding Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these circulars.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service, or IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•
banks and other financial institutions;
•
insurance companies;
•
pension plans;
•
cooperatives;
•
regulated investment companies;
•
real estate investment trusts;

•
broker-dealers;
•
traders that elect to use a mark-to-market method of accounting;
•
certain former U.S. citizens or long-term residents;
•
tax-exempt entities (including private foundations);
•
persons liable for minimum tax;
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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2023 and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose,

ADSs listed on the NYSE will generally be considered to be readily tradable on an established securities market in the United States. As mentioned above, we received a letter on November 2, 2023 from the NYSE notifying us that we were below compliance standards of the NYSE and, if we fail to regain compliance on a timely basis, our ADSs could be delisted from the NYSE. Although we subsequently received a letter from the NYSE on April 10, 2024 stating that we have regained compliance, there can be no assurance that we will remain compliant or that our ADSs will be considered readily tradeable on an established securities market. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would potentially be eligible for the reduced rate of taxation described above in this paragraph.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to the U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of a foreign tax credit or deduction in light of their particular circumstances, their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or Class A ordinary shares. Under the PFIC rules:

•
the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
•
the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, will be taxable as ordinary income; and
•
the amount allocated to each prior taxable year, other than each taxable year in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, will be subject to tax at the highest income tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the NYSE, which is a qualified exchange. As mentioned above, we received a letter on November 2, 2023 from the NYSE notifying us that we were below compliance standards of the NYSE and, if we fail to regain compliance on a timely basis, our ADSs could be delisted from the NYSE. Although we subsequently received a letter from the NYSE on April 10, 2024 stating that we have regained compliance, there can be no assurance that we will remain compliant or that our ADSs will be considered regularly traded on an established securities market.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

D.
American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

Our ADS holders will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs held):

Service	Fees
• To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock	Up to US$0.05 per ADS issued

dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2023, we did not receive such reimbursement from the depositary.

PART II

Item 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

As of December 31, 2023, US$348.4 million of the net proceeds received from our initial public offering were used for strategic investments and acquisitions, offline experience store network expansion and operation, research and development, share repurchase program , investment in the joint venture with Cosmax, as well as for business operations and other general corporate purposes. These are the reasonable estimates for our actual uses of the net proceeds received from our initial public offering. Our management will have significant flexibility and discretion to apply the net proceeds from our initial public offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of the initial public offering differently than as disclosed previously.

Item 15.
CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2022	2023
	(RMB in thousands)
Audit fees(1)	9,200	9,200
Tax fees(2)	1,645	1,234
All other fees(3)	—	585

Notes:

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 17, 2021, our board of directors approved a share repurchase program whereby we are authorized to repurchase up to US$100.0 million worth of our ordinary shares (including in the form of ADSs) over the next 24 months. On August 26, 2022, our board of directors authorized a change to the term and size of the share repurchase program, increasing the aggregate value of shares that may be repurchased under the share repurchase program from US$100.0 million to US$150.0 million and extending the effective term of the share repurchase program through August 25, 2024. On November 20, 2023, our board of directors further approved and authorized a change to the size and term of the share repurchase program, increasing the aggregate value of shares that may be repurchased under the share repurchase program from US$150.0 million to US$200.0 million and extending the effective term of the share repurchase program through November 19, 2025.

As of February 29, 2024, we had repurchased 22,028,588 ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us in 2023. All shares were repurchased in the open market pursuant to the share repurchase program announced on November 18, 2021 and amended on August 26, 2022 and November 20, 2023.

	Total Number of ADSs Purchased	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of the Publicly Announced Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (US$, in millions)
Period

May 1, 2023 - May 31, 2023	542,781	4.58	542,781	47.5
June 1, 2023 - June 30, 2023	1,160,028	5.12	1,160,028	41.5
July 1, 2023 - July 31, 2023	990,317	5.79	990,317	35.8
August 1, 2023 - August 31, 2023	932,779	5.42	932,779	30.7
September 1, 2023 - September 30, 2023	900,905	5.04	900,905	26.2
October 1, 2023 - October 31, 2023	400,814	4.95	400,814	24.2
November 1, 2023 - November 30, 2023	399,076	4.12	399,076	72.6
December 1, 2023 - December 31, 2023	633,892	3.80	633,892	70.2
January 1, 2024 – January 31, 2024	596,154	3.72	596,154	68.0
February 1, 2024 – February 29, 2024	577,324	2.86	577,324	66.3

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. Section 303A.01 of the NYSE Listed Company Manual requires a listed company to have a majority of independent directors. Section 302.00 of the NYSE Listed Company Manual requires a listed company to hold an annual shareholders’ meeting during each fiscal year. Section 303A.08 requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, subject to limited exemptions. Section 303A.09 requires that listed companies must adopt and disclose corporate governance guidelines. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADS—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. Insider Trading Policies

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures that are integrated into our overall enterprise risk management system. These procedures aim to identify, assess and manage potential and existing cybersecurity threats. We have implemented a robust three-tier information security management structure, consisting of a data security committee, a data security management team, and a data security execution team, to ensure the Company’s information security and manage cybersecurity risks. Below are our schemes and measures to effectively protect information security of the Company and users and manage risks from potential and existing cybersecurity threats:

•
Information protection process. We have employed both user-end and enterprise-end protection measures to ensure strict management of data of users and employees. To protect consumers’ right to know, we formulated user privacy protection policies on our Weixin mini-program and third-party shopping platforms, clarifying relevant provisions on personal information acquisition for personalized advertising and information sharing. At enterprise end, we set up information extraction procedures with multiple approvals required for employees’ and customers’ information and perform necessary desensitization on the exported data according to management level to reduce the risk of data leakage. In 2023, we implemented “Threat Detection Platform” to protect all end users from computer virus, ransomware and phishing email attack.
•
Emergency response mechanism. We have established a reactive and scientific information security emergency response mechanism to standardize our data processing activities. The emergency response mechanism consists of five steps, including verifying and confirming the content of the incidents, taking measures to prevent further damage and tackle vulnerabilities, post-event evaluating and recording, notifying relevant parties and reviewing and proposing reinforcement plans.
•
Internal and external security assessment. We have utilized both internal security assessment and external security certification to maintain the effectiveness and compliance of the information systems. Internally, the data security execution team conducts annual data security assessments. These assessments include evaluations of key aspects such as the collection, storage, usage, and transmission of personal information within our systems. Externally, we engage security consulting agencies to conduct regular inspections and assessments of our information systems and network, which constitutes the basis of our ongoing efforts to track and enhance the information security. We have obtained the Grade III Protection of Information Security certification for our core system, including Order Management System and Weixin shopping platforms, since 2022.
•
Information security education. We hold on-boarding security awareness training and assessments for all employees, and regularly organize targeted training sessions on data compliance to effectively enhance the information security management capabilities. These training sessions are aimed to ensure that our employees have full access to the basic knowledge and principles of information security, establish a sound responding mechanism for external security attacks and violations and safeguard the confidentiality of information and data of the company, employees and users, making sure information and data can only be obtained and used when necessary.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for maintaining oversight of the disclosure related to cybersecurity matters in the period reports of the Company. Our chief executive officer, chief financial officer and cybersecurity officer are responsible for discussing any material cybersecurity incidents or threats with specific constituencies before sign-off, ensuring thorough review of information and disclosure. The constituencies involve (i) our disclosure committee, comprising the principal accounting officer or the head of financial reporting, the head of the legal department, the principal investor relations officer, the cybersecurity officer and appropriate business unit heads of the Company, (ii)

the board of directors and (iii) other members of senior management and external legal counsel, to the extent appropriate. Our chief executive officer, chief financial officer and cybersecurity officer are also responsible for (i) assessing, identifying and managing material risks from cybersecurity threats to the Company, (ii) monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident (if any) and (iii) maintaining oversight of the disclosure in Form 6-K for material cybersecurity incidents (if any). Our chief executive officer, chief financial officer and cybersecurity officer meet with our board of directors (i) in connection with each quarterly earnings release, update the status of any material cybersecurity incidents or material risks from cybersecurity threats to the Company, if any, and the relevant disclosure issues and (ii) in connection with each annual report, present the disclosure concerning cybersecurity matters in Form 20-F, along with a report highlighting particular disclosure issues, if any, and hold a Q&A session. Our cybersecurity officer is the principal officer in charge of cybersecurity matters of the Company and has over 10 years of experience in the field of software architecture design and development, operations and security in relation to information technology system. His extensive experience will be instrumental in overseeing our cybersecurity risk management program and evaluating related risks to our business.

In addition, on the execution level, our data security committee oversees and manages cybersecurity related matters through formulating data security management strategies and implementing and improving data security management system. Our data security management team is responsible for supervising and managing the implementation of data compliance. Under the oversight of the data security committee and data security management team, our data security execution team is responsible for data asset management, data supply chain security, and metadata management, and our legal, internal control and other departments assist in the formulation of data classification standards and promote standardized data management.

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

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)
2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

2.3

Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

2.4

Form of Amendment No. 1 to Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference herein to Exhibit (a)(ii) of post-effective amendment No. 1 to the registration statement on Form F-6 filed on March 18, 2024 (file No. 333-250059))

2.5*	Description of Securities
2.6

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

4.2	2022 Share Incentive Plan (incorporated herein by reference to Exhibit 4.2 of our Annual Report on Form 20-F (File No. 001-39703) filed with the Securities and Exchange Commission on April 26, 2023)
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

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Zhong Lun Law Firm
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 26, 2024

YATSEN HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yatsen Holding Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Yatsen Holding Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income (loss), of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Goodwill Impairment Assessment – Determining fair values for Eve Lom Reporting Unit

As described in Notes 2(n) and 10 to the consolidated financial statements, the Company’s consolidated goodwill balance was RMB557 million as of December 31, 2023, and the goodwill associated with the Eve Lom reporting unit was RMB393 million. Management conducts an impairment test as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the fair value of a reporting unit to the unit’s carrying value, including goodwill. An impairment charge is recorded, when necessary, for the amount by which the carrying amount exceeds the reporting unit’s fair value, up to a maximum amount of the goodwill balance for the reporting unit. Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections used in the model for the Eve Lom reporting unit included significant judgments and assumptions related to revenue growth rates, gross profit ratios, the discount rate and terminal value. Management utilized the services of an independent valuation firm to assist with the determination of the fair value of the reporting unit. Based on the result of the goodwill impairment testing as of December 31, 2023, the Company recognized a partial impairment loss of RMB354 million for goodwill associated with Eve Lom reporting unit.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Eve Lom reporting unit is a critical audit matter are (i) the significant judgment utilized by management when developing the fair value of the reporting unit which in turn led to a high degree of auditor judgment, subjectivity, and effort in designing and applying procedures relating to evaluating the reasonableness of management’s significant assumptions; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Eve Lom reporting unit. These procedures also included, among others (i) testing management’s process for developing the fair value estimate; (ii) evaluating the competence, capability and objectivity of the independent valuation firm engaged by the Company; (iii) evaluating the appropriateness of the discounted cash flow model; (iv) testing the completeness and accuracy of underlying data used in the model; and (v) evaluating the reasonableness of the significant assumptions used by management related to the revenue growth rates, gross profit ratios, the discount rate and terminal value. Evaluating management’s assumptions related to the revenue growth rates, gross profit ratios and terminal value involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry forecasts; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. The discount rate was evaluated by comparing it to the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the Company’s discounted cash flow model and the discount rate assumption.

Impairment of Inventories

As of December 31, 2023, the Company’s net balance of inventories was RMB352 million, which represented approximately 7.0% of the total assets. As described in Notes 2(k) and 6 to the consolidated financial statements, the Company recorded an impairment allowance of RMB66 million as of December 31, 2023 for excessive, slow moving, expired and obsolete inventories, to adjust the carrying value of such inventories to the lower of their cost or estimated net realizable value. The estimate requires management to make significant assumptions relating to the demand forecast for inventories, including potential product obsolescence, sales strategy, and marketability of inventories.

The principal considerations for our determination that performing procedures relating to impairment of inventories is a critical audit matter are the significant judgment by management to estimate the demand forecast, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing audit procedures and in evaluating audit evidence relating to the significant assumptions underlying the demand forecast.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the impairment of inventories. These procedures also included, among others, (i) evaluating the appropriateness of management’s estimation process of the net realizable value of inventory; (ii) testing the completeness and accuracy of underlying data used in the model, including historical sales performance and turnover of individual stock-keeping units (“SKUs”) and the aging and expiration dates of inventory on hand at December 31, 2023; and (iii) evaluating the reasonableness of the significant assumptions used by management related to potential product obsolescence, sales strategy and marketability underlying the demand forecast by (i) reviewing the actual subsequent sales volume to corroborate management’s judgements applied over the indicators of excessive, slow moving and obsolete SKUs; (ii) testing net realizable value by comparing the actual selling prices of certain SKUs subsequent to the year end to their carrying amounts at the year end, and (iii) performing retrospective reviews by comparing actual inventory write-downs with previously established historical estimates, to evaluate management’s ability to establish reasonable estimates.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

April 26, 2024

We have served as the Company’s auditor since 2019.

YATSEN HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			(Note2(e))
Assets
Current assets
Cash and cash equivalents	1,512,945	836,888	117,873
Restricted cash	-	21,248	2,993
Short-term investment	1,072,867	1,218,481	171,619
Accounts receivable, net	200,843	198,851	28,008
Inventories	423,287	352,090	49,591
Prepayments and other current assets	292,825	303,841	42,795
Amounts due from related parties	5,654	20,200	2,845
Total current assets	3,508,421	2,951,599	415,724
Non-current assets
Restricted cash	41,383	-	-
Investments	502,579	618,752	87,149
Property and equipment, net	75,619	64,878	9,138
Goodwill, net	857,145	556,567	78,391
Intangible assets, net	689,669	671,396	94,564
Deferred tax assets	1,951	1,375	194
Right-of-use assets, net	133,004	114,348	16,106
Other non-current assets	52,885	27,100	3,817
Total non-current assets	2,354,235	2,054,416	289,359
Total assets	5,862,656	5,006,015	705,083
Liabilities, redeemable non-controlling interests and shareholders' equity
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB8,813 and RMB7,645 as of December 31, 2022 and 2023, respectively)	119,847	105,691	14,886
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of RMB5,892 and RMB26,810 as of December 31, 2022 and 2023, respectively)	16,652	41,579	5,856
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Group of RMB16,624 and RMB8,646 as of December 31, 2022 and 2023, respectively)	323,259	391,217	55,102
Amounts due to related parties	27,242	9,431	1,328
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Group of RMB929 and RMB929 as of December 31, 2022 and 2023)	21,826	17,946	2,528
Lease liabilities due within one year (including lease liabilities of the consolidated VIEs without recourse to the Group of RMB78 and nil as of December 31, 2022 and 2023, respectively)	79,586	45,464	6,403
Total current liabilities	588,412	611,328	86,103
Non-current liabilities
Deferred tax liabilities	113,441	111,591	15,717
Deferred income-non current	45,280	30,556	4,304
Lease liabilities	52,997	67,767	9,545
Total non-current liabilities	211,718	209,914	29,566
Total liabilities	800,130	821,242	115,669
Commitments and contingencies

YATSEN HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			(Note2(e))
Redeemable non-controlling interests	339,924	51,466	7,249
Shareholders’ equity

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2022 and December 31, 2023; 2,030,600,883 Class A shares and 666,572,880 Class B ordinary shares issued as of December 31, 2022 and December 31, 2023; 1,569,677,384 Class A ordinary shares and 666,572,880 Class B ordinary shares outstanding as of December 31, 2022, 1,487,546,132 Class A ordinary shares and 666,572,880 Class B ordinary shares outstanding as of December 31, 2023)

	173	173	24
Treasury shares	(669,150)	(864,568)	(121,772)
Additional paid-in capital	12,038,802	12,260,208	1,726,814
Statutory reserves	24,177	24,177	3,405
Accumulated deficit	(6,600,365)	(7,345,153)	(1,034,543)
Accumulated other comprehensive (loss) income	(74,195)	60,200	8,481
Total Yatsen Holding Limited shareholders' equity	4,719,442	4,135,037	582,409
Non-controlling interests	3,160	(1,730)	(244)
Total shareholders' equity	4,722,602	4,133,307	582,165
Total liabilities, redeemable non-controlling interests and shareholders' equity	5,862,656	5,006,015	705,083

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note2(e))
Total net revenues	5,839,973	3,706,122	3,414,774	480,961
Total cost of revenues	(1,941,177)	(1,187,370)	(901,455)	(126,967)

Gross profit	3,898,796	2,518,752	2,513,319	353,994
Operating expenses:
Fulfilment expenses	(434,018)	(269,886)	(229,021)	(32,257)
Selling and marketing expenses	(4,005,589)	(2,330,480)	(2,230,974)	(314,226)
General and administrative expenses	(941,347)	(720,409)	(500,942)	(70,556)
Research and development expenses	(142,086)	(126,875)	(111,698)	(15,732)
Impairment of goodwill	-	-	(354,039)	(49,865)
Total operating expenses	(5,523,040)	(3,447,650)	(3,426,674)	(482,636)
Loss from operations	(1,624,244)	(928,898)	(913,355)	(128,642)
Financial income	45,658	34,656	89,020	12,538
Foreign currency exchange (loss) gain	(1,751)	(35,357)	7,218	1,017
Income from equity method investments, net	5,978	12,548	10,122	1,426
Impairment of investments	(1,375)	(5,078)	-	-
Other income, net	27,775	103,501	53,558	7,543
Loss before income tax expenses	(1,547,959)	(818,628)	(753,437)	(106,118)
Income tax benefits (expenses)	921	(2,705)	3,210	452
Net loss	(1,547,038)	(821,333)	(750,227)	(105,666)
Less: Net loss attributable to non-controlling interests and redeemable non-controlling interests	(6,304)	(5,962)	(5,439)	(766)
Accretion to redeemable non-controlling interests	-	-	2,975	419
Net loss attributable to the Yatsen Holding Limited's shareholders	(1,540,734)	(815,371)	(747,763)	(105,319)
Net loss per ordinary share
Net loss per ordinary share-basic	(0.61)	(0.34)	(0.34)	(0.05)
Net loss per ordinary share-diluted	(0.61)	(0.34)	(0.34)	(0.05)
Weighted average number of ordinary shares used in computing net loss per ordinary share
Ordinary shares—basic	2,526,833,201	2,372,728,777	2,195,818,231	2,195,818,231
Ordinary shares—diluted	2,526,833,201	2,372,728,777	2,195,818,231	2,195,818,231

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note2(e))
Net loss	(1,547,038)	(821,333)	(750,227)	(105,666)
Other comprehensive (loss) income:
Foreign currency translation adjustment, net of nil tax	(158,515)	181,585	134,395	18,929
Total comprehensive loss	(1,705,553)	(639,748)	(615,832)	(86,737)
Less: Comprehensive loss attributable to the non-controlling interests	(6,304)	(5,962)	(5,439)	(766)
Comprehensive loss attributable to the Yatsen Holding Limited’s shareholders	(1,699,249)	(633,786)	(610,393)	(85,971)

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary Shares		Treasury Shares		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non- controlling	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Income (Loss)	interests	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	2,697,173,763	173	(170,719,987)	(12)	11,165,697	20,051	(4,240,134)	(97,265)	15,084	6,863,594
Net loss	-	-	-	-	-	-	(1,540,734)	-	(6,304)	(1,547,038)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(158,515)	-	(158,515)
Share-based compensation related to vesting of share options	-	-	-	-	464,011	-	-	-	-	464,011
Share-based compensation related to accelerated vesting of share options	-	-	-	-	66,429	-	-	-	-	66,429
Repurchase of ordinary shares	-	-	(7,387,292)	(22,319)	-	-	-	-	-	(22,319)
Capital injection from non-controlling interests	-	-	-	-	-	-	-	-	596	596
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	228	228
Exercise of share options	-	-	7,686,832	1	1,919	-	-	-	-	1,920
Transaction with non-controlling interests	-	-	-	-	(114)	-	-	-	114	-
Appropriation to statutory reserves	-	-	-	-	-	1,301	(1,301)	-	-	-

Balance as of December 31, 2021	2,697,173,763	173	(170,420,447)	(22,330)	11,697,942	21,352	(5,782,169)	(255,780)	9,718	5,668,906
Net loss	-	-	-	-	-	-	(815,371)	-	(5,962)	(821,333)
Foreign currency translation adjustment	-	-	-	-	-	-	-	181,585	-	181,585
Share-based compensation related to vesting of share options	-	-	-	-	392,727	-	-	-	-	392,727
Share-based compensation related to accelerated vesting of share options	-	-	-	-	(64,660)	-	-	-	-	(64,660)
Related to modification of exercise price of share options on modification day	-	-	-	-	12,793	-	-	-	-	12,793
Repurchase of ordinary shares	-	-	(290,503,052)	(646,820)	-	-	-	-	-	(646,820)
Appropriation to statutory reserves	-	-	-	-	-	2,825	(2,825)	-	-	-
Others	-	-	-	-	-	-	-	-	(596)	(596)
Balance as of December 31, 2022	2,697,173,763	173	(460,923,499)	(669,150)	12,038,802	24,177	(6,600,365)	(74,195)	3,160	4,722,602

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary Shares		Treasury Shares		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non-controlling	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Income (Loss)	interests	Equity (Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	2,697,173,763	173	(460,923,499)	(669,150)	12,038,802	24,177	(6,600,365)	(74,195)	3,160	4,722,602
Net loss	-	-	-	-	-	-	(744,788)	-	(5,439)	(750,227)
Foreign currency translation adjustment	-	-	-	-	-	-	-	134,395	-	134,395
Share-based compensation related to vesting of share options	-	-	-	-	79,407	-	-	-	-	79,407
Share-based compensation related to accelerated vesting of share options	-	-	-	-	(1,905)	-	-	-	-	(1,905)
Repurchase of ordinary shares	-	-	(119,211,860)	(213,054)	-	-	-	-	-	(213,054)
Acquisition of additional equity interests in subsidiaries	-	-	-	-	(549)	-	-	-	549	-
Repurchase of redeemable non-controlling interests	-	-	-	-	186,437	-	-	-	-	186,437
Transactions in relation to redeemable non-controlling interests	-	-	-	-	(30,907)	-	-	-	-	(30,907)
Exercise of options	-	-	37,080,608	17,636	(11,077)	-	-	-	-	6,559
Balance as of December 31, 2023	2,697,173,763	173	(543,054,751)	(864,568)	12,260,208	24,177	(7,345,153)	60,200	(1,730)	4,133,307

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash Flows from Operating Activities
Net loss	(1,547,038)	(821,333)	(750,227)	(105,666)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	130,666	114,047	53,683	7,561
Amortization of intangible assets	50,705	56,848	61,077	8,603
Share-based compensation	530,440	340,860	77,502	10,915
Amortization of right-of-use assets	245,893	168,369	88,645	12,485
Recognition of deferred income	(14,515)	(14,934)	(15,733)	(2,216)
Impairment allowance of inventory	87,045	(3,079)	(38,246)	(5,387)
Current expected credit losses	-	-	19,887	2,801
Deferred income tax expenses (benefits)	(5,428)	(8,360)	(8,655)	(1,219)
Impairment of and (gain) loss on disposal of property and equipment	36,231	80,288	(1,188)	(167)
Loss on disposal of intangible assets	2,672	920	381	54
Gain from acquisition of a joint venture	(2,094)	-	-	-
Impairment of investments	1,375	5,078	-	-
Share of income from equity investments	(5,978)	(12,548)	(10,122)	(1,426)
Impairment of goodwill	-	-	354,039	49,865
Changes in operating assets and liabilities:
Accounts receivable	99,745	154,995	(4,472)	(630)
Interest receivables on short-term investments	-	319	937	132
Prepayments and other current assets	(42,715)	65,916	(7,270)	(1,024)
Inventories	(109,930)	277,997	109,443	15,415
Other non-current assets	(18,961)	27,335	25,785	3,632
Amounts due from related parties	1,260	(5,594)	(27,969)	(3,939)
Amounts due to related parties	2,153	13,275	(17,811)	(2,509)
Accounts payable	(244,444)	(120,970)	(14,156)	(1,994)
Accrued expenses and other liabilities	(63,683)	(17,303)	65,322	9,199
Advances from customers	14,376	(4,028)	24,927	3,511
Deferred income	71,668	-	-	-
Income tax payables	(1,437)	5,079	(3,880)	(546)
Lease liabilities	(238,447)	(166,969)	(89,341)	(12,583)
Net Cash (used in) provided by Operating Activities	(1,020,441)	136,208	(107,442)	(15,133)
Cash Flows from Investing Activities
Purchases of intangible assets	(25,304)	(8,550)	(321)	(45)
Purchases of property and equipment	(141,433)	(50,778)	(43,648)	(6,148)
Proceeds from disposal of property and equipment	-	4,099	1,953	275
Purchases of short-term investments	-	(2,421,802)	(2,341,533)	(329,798)
Sales of short-term investments	-	1,459,564	2,222,376	313,015
Acquisition of businesses, net of cash and cash equivalents acquired	(989,652)	(2,107)	-	-
Investments on equity investments	(322,825)	(135,842)	(121,547)	(17,119)
Pre-paid consideration for an acquisition	(5,043)	-	-	-
Proceeds from disposal of investments	-	-	22,233	3,131
Net Cash used in Investing Activities	(1,484,257)	(1,155,416)	(260,487)	(36,689)
Cash Flows from Financing Activities
Repayments for short-term borrowings	(100)	-	-	-
Repayment of a shareholder receivable resulting from Repurchases of Ordinary Shares	12,959	-	-	-
Capital contributions from non-controlling interests	596	-	-	-
Issuance costs of issuance of Ordinary Shares in IPO	-	(1,706)	-	-
Proceeds from exercise of vested share options	-	1,906	4,902	690
Repurchases of ordinary shares	(15,161)	(654,650)	(212,693)	(29,957)
Repurchase of redeemable non-controlling interests	-	-	(134,664)	(18,967)
Net Cash used in Financing Activities	(1,706)	(654,450)	(342,455)	(48,234)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(88,980)	89,978	14,192	1,999
Net decrease in cash and cash equivalents and restricted cash	(2,595,384)	(1,583,680)	(696,192)	(98,057)
Cash and cash equivalents and restricted cash at the beginning of the year	5,733,392	3,138,008	1,554,328	218,923
Cash and cash equivalents and restricted cash at the end of the year	3,138,008	1,554,328	858,136	120,866
Supplemental disclosures of cash flow information
Income taxes paid	(6,190)	(6,108)	(7,750)	(1,092)
Supplemental schedule of non-cash investing and financing activities
Purchases of property and equipment	19,709	10,607	12,687	1,787
Purchases of intangible assets	2,999	282	397	56
Receivables of exercise price of share options	1,920	-	1,633	230
Payable for repurchases of Ordinary Shares	7,166	-	442	62
Capital injection from non-controlling interests	338,587	1,337	-	-
Repurchase of redeemable non-controlling interests	-	-	22,197	3,126
Recognition of redeemable non-controlling interests	-	-	50,129	7,061

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

1.
PRINCIPAL ACTIVITIES AND REORGANIZATION
(a)
Principal activities

Yatsen Holding Limited (the “Company”) was incorporated in the Cayman Islands on September 6, 2016. The Company, through its consolidated subsidiaries, the variable interest entities (“VIEs”) and VIE’s subsidiaries (collectively referred to as the "Group"), is primarily engaged in selling beauty products and is a consumer-centric, technology-and data-driven beauty platform in the People's Republic of China ("the PRC"). The Company was listed on the New York Stock Exchange on November 19, 2020.

As of December 31, 2023, details of the Company's principal subsidiaries and VIE were as follows:

	Place of	Date of	Percentage of
	incorporation	incorporation	beneficial ownership	Principal activities
Principal subsidiaries:
Guangzhou Yatsen Global Co., Ltd. (“Guangzhou Yatsen”)	PRC	July 29, 2015	100%	Cosmetics Sales
Guangzhou Yixun Cosmetics Co., Ltd.	PRC	October 22, 2020	100%	Cosmetics Sales
Aoyan (Shanghai) Cosmetics Trading Co., Ltd.	PRC	Jun 4, 2019	100%	Cosmetics Sales
SNK (Shanghai) Limited	PRC	July 31, 2018	100%	Cosmetics Sales
Galenic (Shanghai) E-commerce Co., Ltd.	PRC	January 28, 2021	90%	Cosmetics Sales
Guangzhou DR.WU Cosmetics Co., Ltd.	PRC	January 5, 2021	90%	Cosmetics Sales

VIE:
Huizhi Weimei (Guangzhou) Trading Co., Ltd. (“HZ VIE”)	PRC	February 22, 2019	100%	Cosmetics Sales

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
PRINCIPAL ACTIVITIES AND REORGANIZATION (Continued)
(b)
VIE Arrangements between the VIEs and the Company's PRC subsidiary (Continued)

The following consolidated financial information of the consolidated VIEs is included in the accompanying consolidated financial statements as of and for the year ended:

	As of December 31,
	2022	2023
	RMB	RMB
Cash and cash equivalents	8,924	12,202
Accounts receivable	2,047	6,428
Inventories, net	1,080	348
Prepayments and other current assets	9,723	7,742
Amounts due from non-VIE subsidiaries	-	10
Total current assets	21,774	26,730

Investments	161,640	291,965
Property and equipment, net	5,745	1,606
Intangible assets, net	2	-
Right-of-use assets, net	74	-
Total non-current assets	167,461	293,571
Total assets	189,235	320,301

Accounts payable	8,813	7,645
Advances from customers	5,892	26,810
Accrued expenses and other liabilities	16,624	8,646
Income tax payables	929	929
Lease liabilities due within one year	78	-
Amounts due to non-VIE subsidiaries	195,389	266,018
Total current liabilities	227,725	310,048
Total liabilities	227,725	310,048

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues	521,835	323,246	183,737
Net income (loss)	(27,886)	16,624	2,922
Net cash provided by operating activities	17,178	17,306	36,473
Net cash used in investing activities	(121,236)	(30,277)	(107,721)
Net cash provided by (used in) financing activities	100,450	(5,644)	74,526
Net increase (decrease) in cash and cash equivalents	(3,608)	(18,615)	3,278

(1) During years ended December 31, 2021, 2022 and 2023, the consolidated VIEs earned inter-company revenues in the amounts of nil, nil and nil, respectively. In addition, the proceeds from advances from Group companies to the consolidated VIEs in 2021, 2022 and 2023 are in the amount of RMB129,664, nil and RMB117,000, respectively and the repayment of advances to Group companies by the consolidated VIEs in 2021, 2022 and 2023 are in the amount of RMB36,664, nil and RMB42,000, respectively. All of these transactions have been eliminated in consolidation.

(2) As at December 31, 2022 and 2023, amounts due to non-VIE subsidiaries included RMB93,000 and RMB168,000 for debt financing from Group companies to the consolidated VIEs not yet returned.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

1.
PRINCIPAL ACTIVITIES AND REORGANIZATION (Continued)
(b)
VIE Arrangements between the VIEs and the Company's PRC subsidiary (Continued)

In accordance with the aforementioned agreements, the Company has the power to direct activities of the VIEs, and can have assets transferred out of VIEs. Therefore, the Company considers that there is no asset in VIEs that can be used only to settle obligations of the VIEs, except for registered capital, as of December 31, 2023. As VIEs were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss. There is no VIEs where the Company has variable interest but is not the primary beneficiary. The Group believes that the contractual arrangements among its shareholders and Guangzhou Yatsen comply with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms. The Company’s ability to control the VIEs also depends on the voting rights proxy and the effect of the share pledge under the Equity Pledge Agreement and Guangzhou Yatsen has to vote on all matters requiring shareholder approval in VIEs. As noted above, the Company believes this voting right proxy is legally enforceable but may not be as effective as direct equity ownership.

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

(c)
Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include inventory valuation and goodwill impairment assessment. The management bases the estimates and judgments on historical information and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates.

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

(e)
Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the noon buying rate of US$ 1.00 = RMB 7.0999 on December 29, 2023 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

(f)
Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, and all highly liquid investments with original maturities of three months or less. Cash and cash equivalents are placed with financial institutions with high-credit ratings and quality.

(g)
Restricted cash

Restricted cash primarily represents security deposits held in the depositary bank account for financial guarantee. As at December 31,2022 and 2023, the restricted cash amounted to RMB41,383 and RMB21,248, respectively.

(h)
Short-term investment

Short-term investment represents time deposits placed with banks with original maturities between three months and one year. Interest earned is recorded as interest income in the consolidated statements of operations during the periods presented.

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

The allowance for doubtful accounts reflects the Group’s best estimate of expected losses. Before January 1, 2021, the Group determines the allowance for doubtful accounts based on an assessment of historical collection activity, the current business environment and forecasts that may affect the customers' ability to pay. From January 1, 2021, the Group determines the expected credit loss provisions based on ASC Topic 326, detailed as Note 2(j).

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

(j)
Expected credit losses

The Group’s accounts receivable, amount due from related parties and other receivables classified as other current assets and other non-current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

For the years ended December 31, 2021, 2022 and 2023, the Group recorded nil, nil and RMB19,887 in expected credit loss expense in general and administrative expenses, respectively. As of December 31, 2022, the expected credit loss provision recorded in current and non-current assets were nil and nil, respectively. As of December 31, 2023, the expected credit loss provision recorded in current and non-current assets were RMB19,887 and nil, respectively.

The movements in the allowance for credit losses were as follows:

For the year ended
2023
RMB
Balance as of January 1	-
Amounts charged to expenses	19,887
Balance as of December 31	19,887

Amounts charged to expenses during the year included RMB6,464 provided for accounts receivable and RMB13,423 provided for amount due from related parties.

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

The estimated useful lives of intangible assets are as follows:

Category	Estimated useful lives
Trademarks	9-20 years
Software	5-10 years
Customer Relationship	6.25 years
Techniques	10 years
Non-compete	5 years

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

3) Available-for-sale debt investments

Available-for-sale debt investments are convertible debt instruments issued by private companies and investments in preferred shares that are redeemable merely by the passage of time and at the option of the Group as a holder, which are measured at fair value. Interest income is recognized in consolidated statements of operations. All other unrealized gains and losses recorded in the consolidated statements of comprehensive loss.

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

As a lessee

Operating lease

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

For the redeemable non-controlling interests arising from business combination, the redeemable non-controlling interests is recognized at fair value on the acquisition date. For other redeemable non-controlling interests, the Group considers the calculated redemption amount, fair value and proportionate ownership interest of the redeemable non-controlling interests on the issuance date to determine the initial recognized amount. The Group records accretion on the redeemable non-controlling interest to the redemption value over the period from the date of the acquisition or issuance to the date of earliest redemption. The accretion using the effective interest method, is recorded as deemed dividends to preferred shareholders, which reduce retained earnings and equity classified non-controlling interests, and earnings available to common shareholders in calculating basic and diluted earnings per share.

The process of adjusting redeemable non-controlling interests to its redemption value (the “Mezzanine Adjustment”) should be performed after attribution of the subsidiary’s net income or loss pursuant to ASC 810, Consolidation. The carrying amount of redeemable non-controlling interests will equal the higher of the amount resulting from application of ASC 810 or the amount resulting from the Mezzanine Adjustment. As the expected redemption value was higher than the carrying value of the redeemable non-controlling interests, mezzanine adjustment of RMB 2,975 was recognized for the year ended December 31, 2023.

In May 2023, the Group entered into agreements with a non-controlling shareholder and an investor (the “Investor”) respectively. According to the agreements, the Group assigned the Investor to purchase all 10% equity interests held by non-controlling shareholder at a consideration of RMB22,197. The transaction was completed in July 2023. According to the agreement with the Investor, the equity interest purchased and held by the Investor was classified as redeemable non-controlling interests and was initially recognized at RMB50,129.

In October 2023, the Group purchased 9.99% equity interest in certain subsidiary from a non-controlling shareholder at a consideration of RMB134,664. Accordingly, relevant redeemable non-controlling interest was derecognized. The difference between the consideration paid and carrying amount of redeemable non-controlling interest derecognized was recognized in additional paid-in capital.

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

The Group’s revenues are primarily derived from (i) sales of the Group’s products to third party platform distributor customers and wholesale customers who then sell to end customers and (ii) sales of the Group’s products to end customers directly through the Group’s online stores run on third party e-commerce platforms and through offline stores operated by the Group. Refer to Note 15 to the consolidated financial statements for disaggregation of the Group's revenues for the years ended December 31, 2021, 2022 and 2023.

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

Sales incentives

The Group grants points to customers when they purchase goods from its online platforms. The points can be used to offset against payments or exchanged for goods when customers make their future purchases. The Group considers the points as a separate performance obligation and allocates the transaction price proportionally between the product sold and the points granted on a relative standalone selling price basis in consideration of the likelihood of future redemption based on historical experience and the equivalent value per point when they are redeemed. The deferred income recorded for the point is considered as a contract liability. As of December 31, 2022 and 2023, the Group recorded contract liability related to the points of RMB3,814 and RMB24,815, respectively.

Contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as at December 31, 2022 and 2023.

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

As of December 31, 2022 and 2023, advances from customers were RMB16,652 and RMB41,579, respectively. All contract liability balances at the beginning of the years were recognized as revenue in the following year due to generally short-term duration of contracts.

During the years ended December 31, 2021, 2022 and 2023, the Group did not have any revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

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

(w)
Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) advertising and marketing promotion expenses (ii) platform commission (iii) personnel costs for sales and marketing staff (iv) rental, depreciation expenses, personnel and other costs for offline experience stores and (v) share-based compensation expenses. For the years ended December 31 2021, 2022 and 2023 advertising and marketing promotion expenses totaled to RMB2,369,769, RMB1,064,621 and RMB1,259,999 respectively.

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

(z)
Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue and pay the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees, and the Group’s obligations are limited to the amounts contributed with no legal obligation beyond the contributions made. Employee social security and welfare benefits, as part of the personnel costs, included as expenses in the accompanying consolidated statement of operations amounted to RMB93,296, RMB73,672 and RMB66,743 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also applies to the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group's uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its consolidated statement of operations. There were no interest and penalties associated with uncertain tax positions for the years ended December 31, 2021, 2022 and 2023. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

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

For the years ended December 31, 2021, 2022 and 2023, the profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was RMB1,301, RMB2,825 and nil, respectively. No appropriation to other reserve funds was made for any of the periods presented.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ae) Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary equivalent shares are not included in the denominator of the diluted income (loss) per share calculation when inclusion of such share would be anti-dilutive.

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

(ah) Recent accounting pronouncements

In April 2023, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) 2023-01, Leases (Topic 842): Common Control Arrangements (ASU 2023-01), which requires leasehold improvements associated with common control leases to be amortized over the useful life to the common control group. This update will be effective for the fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Group is currently evaluating the ASU to determine its impact on our income tax disclosures.

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

The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has no significant concentrations of credit risk with respect to its prepayments and other current assets.

Accounts receivable are typically unsecured and are derived from revenue earned through third party consumers. Amount due from related parties and prepayments and other current assets are typically unsecured. In evaluating the collectability of the accounts receivable and amounts due from related parties, the Group considers many factors, including the consumers’ and related parties’ repayment history and their credit-worthiness. The Group maintains reserves for estimated credit losses and these losses have generally been within its expectations. The risk with respect to accounts and other receivables and amount due from related parties is mitigated by credit evaluations the Group performs on its customers or suppliers and its ongoing monitoring processes of outstanding balances.

(c)
Concentration of customers and suppliers

There were no customers which individually represented greater than 10% of the total net revenue for the years ended December 31, 2021, 2022 and 2023. There were accounts receivable due from two platform distributor customers which individually represented greater than 10% and totally contributed to 56%, 21% and 21% of the Group’s total accounts receivable as of December 31, 2021, 2022 and 2023, respectively.

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

There were purchases from two suppliers which individually represented greater than 10% and totally contributed to 45% of the total purchases amount for the year ended December 31, 2023 and the corresponding accounts payable due to these two suppliers individually represented greater than 8% and totally contributed to 22% of the Group's total accounts payable and amounts due to related parties as of December 31, 2023.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

4.
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, and all highly liquid investments with original maturities of three months or less. Cash and cash equivalents and restricted cash balances as of December 31, 2022 and 2023 primarily consist of the following currencies:

	As of December 31,
	2022		2023
	Amount	RMB	Amount	RMB
Cash and cash equivalents
RMB	470,428	470,428	430,644	430,644
US$	143,342	996,826	49,855	353,106
GBP	3,365	28,246	2,639	23,860
EUR	1,271	9,435	1,771	13,920
HKD	4,999	4,465	4,560	4,133
JPY	15,327	803	163,121	8,191
SGD	529	2,742	564	3,034
Total cash and cash equivalents		1,512,945		836,888
Restricted cash
US$	6,000	41,383	3,000	21,248
Total cash, cash equivalents and restricted cash		1,554,328		858,136

5.
ACCOUNTS RECEIVABLE

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivable	200,843	205,315
Allowance for credit losses	-	(6,464)
Accounts receivable, net	200,843	198,851

6.
INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Raw materials and packing materials	29,369	39,482
Products	498,832	378,801
Less: impairment allowance	(104,914)	(66,193)
Inventories	423,287	352,090

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

7.
PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2022	2023
	RMB	RMB
Prepayments of promotion fees (a)	103,748	110,710
VAT recoverable (b)	75,049	86,976
Deposits, prepaid rental and property management fees	61,858	43,656
Prepayments for products procurement (c)	5,604	6,692
Others	46,566	55,807
	292,825	303,841

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

8.
INVESTMENTS

The following sets forth the Group's investments:

	As of December 31,
	2022	2023
	RMB	RMB
Equity method investments (a)	436,536	532,314
Equity investments without readily determinable fair values (b)	72,592	74,544
Available-for-sale debt investments (c)	-	13,404
Total	509,128	620,262
Less: impairment on investments	(6,549)	(1,510)
Investment, net	502,579	618,752

(a)
As at December 31, 2023 and 2022 the balances represented the Group’s investments made in five and six private entities respectively.
(b)
As at December 31, 2023 and 2022, the balances represented the Group’s investments made in three private entities.
(c)
As at December 31, 2023, the balances represented the Group’s investments made in two private entities.

For the year ended December 31, 2023, equity method investments held by the Group in aggregate have met the significance criteria as defined under Rule 4-08 (g) of Regulation S-X. Set out below is the summary of combined financial information for all the equity method investments of the Group:

	As of December 31,
	2022	2023
	RMB	RMB
Statements of Balance Sheet
Current assets	246,352	434,906
Non-current assets	1,460,018	2,283,127
Current liabilities	77,564	101,483
Non-current liabilities	19,159	168,272

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Statements of Operation
Total revenues	52	153,086	386,856
Costs and expenses applicable to net sales or gross revenues	(5,167)	(75,502)	(213,386)
Income (loss) from operations	(5,115)	77,584	173,469
Net income (loss)	16,655	77,593	173,462

9.
PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Leasehold improvements	152,993	131,588
Electronic equipment	38,886	36,101
Machinery	10,911	13,178
Office furniture and equipment	9,037	10,146
Vehicles	4,412	4,398
Construction in progress	1,792	31,389
Total	218,031	226,800
Less: accumulated depreciation	(138,891)	(161,922)
Less: impairment charges	(3,521)	-
Property and equipment, net	75,619	64,878

The Group recorded depreciation expense of RMB130,666, RMB114,047 and RMB53,683 for the years ended December 31, 2021, 2022 and 2023 respectively.

The Group recorded impairment losses for property and equipment of RMB12,352, RMB72,629 and nil for the years ended December 31, 2021, 2022 and 2023 respectively. The impairment losses were mainly charged for leasehold improvements of certain offline stores decided to close. The impairment losses were charged to selling and marketing expenses in the consolidated statements of operations.

10.
GOODWILL

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2022 and 2023 are as follows:

	Color Cosmetics Brands	Skincare Brands	Total
	RMB
Balance as of December 31, 2021	20,596	848,825	869,421
Increase in goodwill related to acquisition	5,266	-	5,266
Foreign currency translation adjustments	-	(17,542)	(17,542)
Balance as of December 31, 2022	25,862	831,283	857,145
Foreign currency translation adjustments	-	53,461	53,461
Impairment provided(i)	-	(354,039)	(354,039)
Balance as of December 31, 2023	25,862	530,705	556,567

(i)
The Group tested goodwill for impairment at reporting unit level. Management performed impairment testing of Eve Lom reporting unit using the quantitative impairment method and recorded goodwill impairment loss of RMB354.0 million for the year ended December 31, 2023. As of December 31, 2023, the gross amount, accumulated impairment losses and net

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

carrying amount of goodwill associated with the Eve Lom reporting unit was RMB747.0 million, RMB 354.0 million and RMB393.0 million respectively.

Key assumptions used in quantitative impairment test

The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. The Group used a discounted cash flow model (“DCF model”) to estimate the fair value of the reporting units, as management believes forecasted operating cash flows were the best indicator of fair value. A number of significant assumptions were involved in the preparation of the DCF models including revenue growth rates, gross profit ratios, the discount rate and terminal value. The financial projection covering a ten-year period of each reporting unit adopted in DCF models for impairment test purpose is based on the financial budgets approved by the management of the Group, which considering the historical performance and its expectation for future market development. Cash flows beyond the ten-year period are extrapolated using a long-term growth rate. Post-tax discount rates reflect market assessment of the weighted average cost of capital in the industry the Group operates and the specific risks relating to the Group.

Impairment loss of goodwill recognized for the years ended December 31, 2021, 2022 and 2023 were nil, nil and RMB354.0 million, respectively. As of December 31, 2021, 2022 and 2023, the original gross amounts of goodwill were RMB869.4 million, RMB857.1 million and RMB910.6 million, respectively, and accumulated impairment losses were nil, nil and RMB354.0 million, respectively.

11.
INTANGIBLE ASSETS, NET

	As of December 31,
	2022	2023
	RMB	RMB
Cost:
Trademark	618,893	657,166
Software	40,301	39,499
Customer relationship	88,138	94,932
Technique	41,971	45,205
Non-compete	6,900	6,900
Total cost	796,203	843,702
Less: accumulated amortization	(106,534)	(172,306)
Intangible assets, net	689,669	671,396

During the years ended December 31, 2021, 2022 and 2023, the Group acquired intangible assets amounting to RMB622,151, nil and nil, respectively, in connection with business combinations, which were measured at fair value upon acquisition.

Amortization costs recognized for the years ended December 31, 2021, 2022 and 2023 were RMB50,705, RMB56,848 and RMB61,077 respectively.

No impairment was recorded for the years ended December 31, 2021, 2022 and 2023.

As of December 31, 2023, estimated amortization expenses for future periods are expected to be as follows:

Year ended December 31,
RMB

2024	62,944
2025	62,653
2026	61,038
2027	51,971
2028 and thereafter	432,790
Total expected amortization expense	671,396

The weighted average amortization periods of intangible assets as of December 31 2022 and 2023 are 14.6 and 13.5 years, respectively.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

12.
OTHER NON-CURRENT ASSETS

	As of December 31,
	2022	2023
	RMB	RMB
Long-term rental deposits	15,356	7,155
Prepaid service fees	16,119	9,278
Loans to employees	18,100	9,100
Prepaid long-term celebrity endorsement fees	2,476	1,061
Others	834	506
	52,885	27,100

13.
ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2022	2023
	RMB	RMB
Accrued payroll related expenses	108,868	114,080
Accrued advertising and marketing expenses	93,034	175,250
Accrued storage and transportation fees	31,264	23,738
Accrued leasehold improvement costs	12,621	13,811
Other taxes payable	17,863	17,551
Refund obligation of sales return	3,739	2,371
Others	55,870	44,416
	323,259	391,217

14.
LEASES

The Group has operating leases for warehouses, stores, office spaces, and delivery centers that the Group utilizes under lease arrangements.

A summary of supplemental information related to operating leases is as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Operating lease ROU assets	133,004	114,348
Operating lease liabilities-non-current	52,997	67,767
Operating lease liabilities-current	79,586	45,464
Total operating lease liabilities	132,583	113,231
Weighted average remaining lease term	2.39 years	3.30 years
Weighted average discount rate	4.31%	3.97%

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

14.
LEASES (Continued)

A summary of lease cost recognized in the Group’s consolidated statements of operations and supplemental cashflow information related to operating leases is as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating lease cost	268,321	164,483	87,251
Short-term lease cost	420	275	2,080
Variable cost	9,166	973	1,117
Cash paid for operating leases	265,997	180,561	96,296
Right-of-use assets obtained in exchange for operating lease liabilities	269,601	76,040	36,263

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2023 is as follows:

As of December 31,
2023
RMB
2024	50,559
2025	27,589
2026	21,850
2027	12,578
2028	5,920
2029 and thereafter	2,916
Total lease payment	121,412
Less: interest	(8,181)
Present value of operating lease liability	113,231

15.
REVENUES

The Group’s revenue by channel for the respective periods are detailed as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Sales of product by channel
—Sales to end customers	4,878,453	3,145,807	2,890,229
—Sales to distributor customers	941,322	546,543	514,781
—Others	20,198	13,772	9,764
Total revenues	5,839,973	3,706,122	3,414,774

Please refer to Note 25 for the disclosure of the Group's revenues by product categories for the years ended December 31, 2021, 2022 and 2023.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion issued in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the immediate holding company in Hong Kong is the beneficial owner of the FIE and owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and withholding taxes should be accrued accordingly. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends from its PRC subsidiaries will be re-invested and the remittance of the dividends from its PRC subsidiaries will be postponed indefinitely.

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2022 and 2023 were approximately RMB65,976 and RMB72,603, respectively. The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in PRC. Therefore, no withholding income tax for undistributed earnings of its subsidiaries were provided as at December 31, 2022 and 2023 respectively.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

16.
INCOME TAX EXPENSES (Continued)

Composition of income tax expense

The current and deferred components of income taxes appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Income (loss) before income tax expense	(1,547,959)	(818,628)	(753,437)

Current tax expense	4,507	11,065	5,445
Deferred tax expense (benefits)	(5,428)	(8,360)	(8,655)
Total income tax expense (benefits)	(921)	2,705	(3,210)

The income tax expense for each of the years ended December 31, 2021, 2022 and 2023 differs from the amount computed by applying the PRC statutory income tax rate of 25% to income before income tax expense due to the following:

	Year ended December 31,
	2021	2022	2023
PRC statutory income tax rate	25%	25%	25%
Permanent differences	-9%	-12%	-15%
Tax effect of different tax rate of different jurisdictions	0%	0%	0%
Tax effect of Super Deduction and others	1%	1%	0%
Changes in valuation allowance	-17%	-14%	-10%
Effective tax rates	0%	0%	0%

Deferred tax assets

The significant components of the Group's deferred tax assets were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Net operating loss carry forwards	578,992	664,985
Inventory valuation allowance	26,187	16,752
Accrued expenses and others	29,150	26,389
Total deferred tax assets	634,329	708,126
Less: valuation allowance	(632,378)	(706,751)
Deferred tax assets, net	1,951	1,375

Movement of valuation allowance

	Year ended December 31,
	2022	2023
	RMB	RMB
Balance at beginning of the year	514,500	632,378
Additions	117,878	74,373
Balance at end of the year	632,378	706,751

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

16.
INCOME TAX EXPENSES (Continued)

The valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowances as of December 31, 2022 and 2023 were mainly provided for net operating loss carry forward, because such deferred tax assets are not more likely than not to be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Deferred tax liabilities

The Group's deferred tax liability was as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Related to acquired intangible assets	113,441	111,591

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31 , 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

17.
ORDINARY SHARES

During the year ended December 31, 2021, 7,686,832 share options were exercised. The Company also repurchased an aggregate of 369,365 ADSs, representing 7,387,292 Class A ordinary shares at an average price of RMB60.4242 per ADS or RMB3.0212 per Class A ordinary share, for aggregate consideration of RMB22,319.

During the year ended December 31, 2022, the Group repurchased an aggregate of 14,525,153 ADSs, representing 290,503,052 Class A ordinary shares at an average price of RMB44.5311 per ADS or RMB2.2266 per Class A ordinary share, for aggregate consideration of RMB646,820.

During the year ended December 31, 2023, 37,080,608 share options were exercised. The Company also repurchased an aggregate of 5,960,593 ADSs, representing 119,211,860 Class A ordinary shares at an average price of RMB35.7437 per ADS or RMB1.7872 per Class A ordinary share, for aggregate consideration of RMB213,054.

Since the shares repurchased have not been cancelled, the excess of repurchase price over par value was recorded as treasury shares upon the repurchase date.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

18.
SHARE-BASED COMPENSATION

Share-based compensation expenses recognized during the years presented are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Share-based compensation expenses
- Related to accelerated vesting of share options (a)	66,429	(64,660)	(1,905)
- Related to modification of exercise price of share options on modification day	-	12,793	-
- Related to vesting of share options (b)	464,011	392,727	79,407
Total	530,440	340,860	77,502

(a) Accelerated vesting of share options

For the year ended December 31, 2021, 5,595,868 options were accelerated to vest immediately, which was treated as an “improbable to probable” modification of equity-classified awards under ASC 718. The previously recorded compensation expense for the unvested options amounting to RMB11,469 was reversed and RMB77,898, the fair value of modified options at the date of modification, was recognized in the Group’s consolidated statement of operations immediately.

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

For the year ended December 31, 2023, 386,843 options were accelerated to vest immediately, which was treated as an “improbable to probable” modification of equity-classified awards under ASC 718. The previously recorded compensation expense for the unvested options amounting to RMB2,308 was reversed and RMB403, the fair value of modified options at the date of modification, was recognized in the Group’s consolidated statement of operations immediately.

(b) Vesting of share options

The Group adopted two share incentive plans since inception. The 2018 Share option Plan and 2022 Share Incentive Plan both terminated at the end of their respective ten-year terms.

The Group have adopted a Share Option Plan in September 2018, which was amended and restated respectively in July 2019, March 2020 and September 2020. The Share Option Plan shall be valid and effective for ten years from September 11, 2020. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under Share Option Plan is 249,234,508.

As of December 31, 2023, options to purchase an aggregate amount of 249,234,508 Class A ordinary shares under the 2018 Share Option Plan had been granted, excluding awards that were forfeited or canceled after the relevant grant dates.

The Group’s board of directors have approved and authorized the adoption of the 2022 Share Incentive Plan, effective on January 1, 2023. The 2022 Share Incentive Plan will expire on the tenth anniversary of its effective date. Under the 2022 Share Incentive Plan, the maximum aggregate number of ordinary shares of our company available for issuance is 1.5% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of December 31, 2022, plus an annual increase by (i) (A) 1.5% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each of the first two fiscal years of our company beginning January 1, 2024, and (B) 1.0% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each subsequent fiscal year of our company during the term of the 2022 Share Incentive Plan, or (ii) such fewer number of shares as may be determined our board of directors.

As of December 31, 2023, options to purchase an aggregate amount of 7,168,734 Class A ordinary shares under the 2022 Share Incentive Plan had been granted, excluding awards that were forfeited or canceled after the relevant grant dates.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

18.
SHARE-BASED COMPENSATION (Continued)

(b) Vesting of share options (Continued)

(i) Options

Grant of options

During the year ended December 31, 2021, 2022 and 2023, the Company granted 55,388,338 share options, 85,357,994 share options and 110,582,949 share options respectively, to its management and other key employees.

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

Movements in the number of share options granted and their related weighted average exercise prices are as follows:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$’000)
As of January 1, 2021	185,907,876	0.2179	13.73
Granted	55,388,338	0.8790
Forfeited	(4,570,510)	0.8782
Exercised	(7,686,832)	0.0392
As of December 31, 2021	229,038,872	0.3706	12.98	38,230
Granted	85,357,994	0.0250
Forfeited	(27,297,153)	0.0250
As of December 31, 2022	287,099,713	0.0448	11.99	91,942
Granted	110,582,949	0.0250
Forfeited	(36,543,665)	0.0254
Exercised	(37,080,608)	0.0248
As of December 31, 2023	324,058,389	0.0407	11.11	53,820

Exercisable as of December 31, 2023	129,585,857			41,190

The Company has used binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions are set as below:

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

18.
SHARE-BASED COMPENSATION (Continued)

(b) Vesting of share options (Continued)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

Weighted average fair value per option granted	1.3882	0.2562	0.2839
Weighted average exercise price	5.6699	0.1659	0.1747
Risk-free interest rate (1)	1.45%-1.97%	1.56%-4.04%	3.49%-4.75%
Expected term (in year) (2)	14	14	14
Expected volatility (3)	54.69%-57.00%	53.62%-68.75%	65.49%-68.03%
Dividend yield (4)	0%	0%	0%

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

For the years ended December 31, 2021, 2022 and 2023, RMB464,011, RMB392,727 and RMB79,407 share-based compensation expenses were recognized for share options.

As of December 31, 2023, there were RMB240,242 of unrecognized compensation expenses related to stock options for which the service conditions will be met over a weighted average period of 1.95 years.

(c) Share-based compensation expenses

For the years ended December 31, 2021, 2022 and 2023, share-based compensation expenses have been included in the following accounts in the consolidated statement of operations:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

Fulfilment expenses	13,122	4,267	2,055
Selling and marketing expenses	80,558	62,231	23,518
General and administrative expenses	418,823	248,400	46,902
Research and development expenses	17,937	25,962	5,027

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

19.
NET LOSS PER SHARE

Basic and diluted net loss per share for the years ended December 31, 2021, 2022 and 2023 are calculated as follow:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net loss attributable to the Yatsen Holding Limited’s shareholders	(1,540,734)	(815,371)	(747,763)

Denominator:
Denominator for basic and diluted calculation—weighted average number of ordinary shares outstanding	2,526,833,201	2,372,728,777	2,195,818,231
Net loss per ordinary share
—Basic	(0.61)	(0.34)	(0.34)
—Diluted	(0.61)	(0.34)	(0.34)

For the years ended December 31, 2021, 2022 and 2023, the following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the years prescribed.

	Year ended December 31,
	2021	2022	2023
Shares issuable upon exercise of share options	209,409,699	280,482,617	335,091,531

20.
RELATED PARTY TRANSACTIONS

Major transactions and balances amount with related parties were as follows:

Transactions with related parties

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Purchases of storage and transportation service from an affiliated company	13,843	-	-
Purchases of inventories and services from an affiliated company	24,472	137,476	211,027
Sales of inventories to a company controlled by the Chief Executive Officer of the Group	-	11,384	20,113

Affiliated company is a company over which the Group has significant influence.

Balance amounts with related parties

	As of December 31,
	2022	2023
	RMB	RMB
Amounts due from a company controlled by the Chief Executive Officer of the Group	5,594	2,789
Amounts due from affiliated companies	60	17,411
	5,654	20,200

Amounts due to an affiliated company	27,242	9,431

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

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

21.
FAIR VALUE MEASUREMENTS (Continued)

Recurring

The Group measures the available-for-sale debt investments at fair value on a recurring basis. As of December 31, 2022 and 2023, the balances of the available-for-sale debt investments were nil and RMB13,404, respectively. Such debt investments are classified within Level 3 of the fair value hierarchy, as there is little or no observable market data to determine the respective fair values. Under these circumstances, the Group has adopted certain valuation techniques using unobservable inputs to measure their respective fair values.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Non-Recurring

As of December 31, 2022 and 2023, the Group had no financial assets or financial liabilities that are measured at fair value on a non-recurring basis.

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

22.
COMMITMENTS AND CONTINGENCIES
(a)
Capital commitment

As at December 31, 2023, the Group had capital commitments of RMB342,000 related to investments in a joint venture and RMB4,692 related to capital expenditures.

(b)
Operating lease commitment

As at December 31, 2023, the Group's outstanding commitment of operating lease contracted but not yet reflected in the consolidated financial statements amounted to RMB2,974.

(c)
Products and services purchase commitment

As at December 31, 2023, the Group's products and services purchase commitment amounted to RMB149,702.

(d)
Legal proceedings

On September 23, 2022, the Group, certain of its current and former directors and officers were named as defendants in a class action filed in federal court, which was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Group's public disclosure documents. The Count has appointed Lead Plaintiff and the Co-lead Plaintiff filed the amended complaint to the Count in 2023. The Group has filed a Motion to Dismiss to the court in December 2023 and briefing on the motion to dismiss was completed in March 2024. As the case remain in its preliminary stages, the likelihood of any unfavorable outcome or the amount or range of any potential loss cannot be reasonably estimated at the issuance date of the consolidated financial statements. As a result, as of December 31, 2023, the Group did not record any liabilities for the loss contingencies pertaining to the case described above.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

In addition to the above, from time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of its business. As of December 31, 2022 and, 2023, the Group was not involved in any legal or administrative proceedings that the Group believes may have a material adverse impact on the Group's business, balance sheets or results of operations and cash flows.

(e)
Financial guarantees

As at December 31, 2023, the Group provided guarantees up to a limit of approximately RMB98.0 million in respect of bank loans borrowed by an affiliated company over which the Group has significant influence, among which guarantees of approximately RMB85.4 million were utilized.

During the year ended December 31, 2022, the Group signed an agreement with and provided financial guarantee to a depositary bank for collection of minimum annual service fees until 2024. According to the agreement, the Group placed a security deposit of US$6.0 million in the depositary bank. The security bank deposit will be forfeited up to US$6.0 million if the depositary bank is not able to collect the contractual minimum annual service fees from ADR holders. During the year ended December 31, 2023, the Group received US$3.0 million security deposit back from the depositary bank and the remaining balance of US$3.0 million was classified as restricted cash. As of December 31, 2023, the financial guarantee was still within the validity period of the contract and would persist till the guarantee period expired.

23.
SUBSEQUENT EVENTS

In February and March 2024, the Company granted 5,229,320 shares of options to its management and other key employees pursuant to the Company's 2022 Share Incentive plan.

Effective from March 18, 2024, the Company changed its ADS to Class A Ordinary Share (“Share”) ratio from one ADS representing four ordinary shares to one ADS representing twenty ordinary shares. The ADS ratio presented in Note 17 has been retrospectively applied for all periods.

24.
RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payment of dividends by the Group's entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group's entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory surplus reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group's entities and the VIEs subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB821,378 as of December 31, 2023. There is no significant difference between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Group's subsidiaries and the VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2023 and it was not applicable for the Company to disclose the condensed financial information of the parent company.

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

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

25.
SEGMENT INFORMATION

Reportable operating segments include components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Group's CODM has been identified as the Chief Executive Officer. For the year ended December 31, 2021, the Group determined that it had only one reportable segment, which was selling beauty products. Due to operational changes, the Group adjusted the reporting segmentation in light of the development of the Skincare Brands business since 2022. The Group currently reports the results of operations in three segments on a product category basis, namely Color Cosmetics Brands, Skincare Brands and others. The CODM measures the performance of each segment based on metrics of net revenues and income (loss) from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. Given this change in the composition of the Group’s reportable segments, prior year segment information was retrospectively adjusted to reflect the current reporting structure for the segments.

The table below provides a summary of the Group’s reportable segment results for the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues
Color Cosmetics Brands	4,869,279	2,415,500	1,973,726
Skincare Brands	855,241	1,241,528	1,383,578
Others	115,453	49,094	57,470
Total net revenues	5,839,973	3,706,122	3,414,774

Loss from operations
Color Cosmetics Brands	(823,296)	(476,998)	(352,147)
Skincare Brands	(220,854)	(63,095)	(431,268)
Others	(8,081)	755	1,859
Unallocated expenses (a)	(572,013)	(389,560)	(131,799)
Total loss from operations	(1,624,244)	(928,898)	(913,355)
Reconciliation
Financial income	45,658	34,656	89,020
Foreign currency exchange (loss) gain	(1,751)	(35,357)	7,218
Income from equity method investments, net	5,978	12,548	10,122
Impairment loss of investments	(1,375)	(5,078)	-
Other (expenses) income, net	27,775	103,501	53,558
Loss before income tax expenses	(1,547,959)	(818,628)	(753,437)

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