Form 20-F
period 2024-12-31
Yatsen Holding Ltd
filed 2025-04-22
CIK 1819580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Floor 39, Poly Development Plaza

No. 832 Yue Jiang Zhong Road, Haizhu District

Guangzhou 510335

People’s Republic of China

(Address of principal executive offices)

Donghao Yang, Chief Financial Officer
Floor 39, Poly Development Plaza

No. 832 Yue Jiang Zhong Road, Haizhu District

Guangzhou 510335

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

As of December 31, 2024, there were 1,835,200,348 ordinary shares outstanding, being the sum of 1,234,627,468 Class A ordinary shares (excluding Class A ordinary shares underlying the ADSs repurchased by our company pursuant to the share repurchase program, Class A ordinary shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the share incentive plans and Class A ordinary shares held under the trusts for the benefit of certain employees, directors and officers of our company) and 600,572,880 Class B ordinary shares.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On April 11, 2025, the exchange rate set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System was RMB7.2915 to US$1.00.

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

Item 3.
KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE

Yatsen Holding Limited is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIE. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Accordingly, if we operate or we invest in companies that operate these businesses in China, we need to operate or make such investments through the VIE and its subsidiaries, and rely on contractual arrangements among one of our PRC subsidiaries, the VIE and its nominee shareholders to control the business operations of the VIE, although our wholly foreign-owned subsidiaries still generate a significant majority of our revenues and hold a significant majority of our operational assets. The VIE structure provides contractual exposure to foreign investment in the China-based operating companies where PRC laws and regulations impose certain restrictions or prohibitions on direct foreign investment in the operating companies. Main assets held by the VIE and its subsidiaries include the majority of the social platforms and content offering platforms we operate such as Weixin public accounts and mini-programs, which are registered and held by the VIE and its subsidiaries. The VIE conducts operations in China, and its financial results have been consolidated into our consolidated financial statement for accounting purposes under U.S. GAAP. Revenues contributed by the VIE and its subsidiaries accounted for 8.7%, 5.4% and 4.9% of our total revenues for the years ended December 31, 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Yatsen Holding Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE in China, which mainly refers to Huizhi Weimei (Guangzhou) Trading Co., Ltd. (including its subsidiaries), or Huizhi Weimei. Holders of our ADSs hold equity interest in Yatsen Holding Limited, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. The VIE structure involves unique risks to investors, and holders of our ADSs may never directly hold equity interests in the VIE in China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

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

For example, the Data Security Law and the Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance. The Revised Measures for Cybersecurity Review issued by the Cyberspace Administration of China and several other PRC governmental authorities in December 2021, as well as the Regulations on the Network Data Security published by the PRC State Council on September 24, 2024 and effective on January 1, 2025, imposed potential additional restrictions on China-based overseas-listed companies like us. If the Revised Measures for Cybersecurity Review and the enacted version of the Regulations on the Network Data Security mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations and the price of our ADSs. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “—We are required to comply with PRC laws relating to privacy, personal information, data security and cybersecurity.

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

Permissions or Filings Required from the PRC Authorities for Our Operations and Offshore Offerings

We conduct our business primarily through our subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIE are required to obtain, and have obtained the following requisite permissions from the PRC government authorities that are necessary for the business operations of our holding company, our subsidiaries and the VIE in China: Record Filing Certificate for Operation of Class II Medical Devices for sales of medical skincare products, Qualification for Drug Information Services over the Internet, Record Filing for Online Sales of Medical Devices and the Permit for the Food Trade for our sale of health-care food and snacks. In addition, we have completed the Consignor/Consignee Registration for Export and Import of Goods to carry out import of goods to facilitate the operation of our portfolio brands and to implement our sales of products to overseas markets. We have filed the franchise agreement in effect with the Department of Commerce of Guangdong Province for the launch of our franchise business model for our products under the Perfect Dairy brand. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our business in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If the content we produce and distribute through online social and content platforms, or content available on our website, is deemed to violate PRC laws or regulations, our business and results of operations may be materially and adversely affected.”

The PRC governmental authorities have promulgated PRC laws and regulations relating to cybersecurity review and overseas listings. In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the VIE, (i) are not required to obtain permissions from the CSRC, as advised by our PRC legal counsel, (ii) have not been required by competent PRC governmental authorities to go through cybersecurity review by the Cyberspace Administration of China, and a phone consultation dated February 24, 2025 conducted by our PRC legal counsel with the China Cybersecurity Review, Certification and Market Regulation Big Data Center further confirmed that the requirement for cybersecurity review before certain public offerings on a foreign stock exchange under the Revised Measures for Cybersecurity Review would not apply to previous issuances of securities to foreign investors that occurred before the adoption of the Revised Measures for Cybersecurity Review, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, if the governmental authorities subsequently disagree with our conclusion that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approvals in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Furthermore, in connection with any future offering and listing in an overseas market, under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and the VIE may be required to obtain permissions from the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the Cyberspace Administration of China. If we fail to obtain the approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “—We are required to comply with PRC laws relating to privacy, personal information, data security and cybersecurity. Failure to comply with these laws and regulations would result in claims, penalties, damages to our reputation and brand, or otherwise harm our business”.

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

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIE or its subsidiaries is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our initial public offering of ADSs and other financing activities. For the years ended December 31, 2022, 2023 and 2024, the Cayman Islands holding company did not provide any capital contributions to our subsidiaries. For the years ended December 31, 2022, 2023 and 2024, the VIE received net debt financing of nil, RMB75.0 million and RMB25.5 million (US$3.5 million) from our WFOE, respectively. For the years ended December 31, 2022, 2023 and 2024, our WFOE received RMB217.8 million, RMB64.1 million and RMB31.1 million (US$4.3 million), respectively, from the VIE, which represented purchase of inventories, logistics services, promotion services and others. For the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, the VIE or its subsidiaries, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” However, if our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For more information on related risks, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

The VIE may transfer cash to our WFOE by paying service fees according to the contractual arrangements. For the years ended December 31, 2022, 2023 and 2024, no service fees were paid by the VIE to our WFOE. For details of the financial position, cash flows and results of operations of the VIE, see “Item 3. Key Information—Financial Information Related to the VIE.” We plan to determine the amount of service fee with the VIE and its shareholders through bona fide negotiation, and settle fees under the contractual arrangements accordingly in the future.

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

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2024
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Third-party revenues	—	1,865,403	1,360,692	167,319	—	3,393,414
Inter-company revenues(1)	—	7,897	359,439	—	(367,336)	—
Third-party costs and expense	(23,204)	(2,064,396)	(2,028,584)	(102,121)	—	(4,218,305)
Inter-company costs and expense	—	(318,832)	(4,846)	(43,616)	367,294	—
(Loss) income from subsidiaries and VIE	(774,577)	(263,076)	37,463	—	1,000,190	—
Income from non-operations	89,607	(17,100)	12,568	26,509	—	111,584
(Loss) income before income tax expenses	(708,174)	(790,104)	(263,268)	48,091	1,000,148	(713,307)
Income tax benefit (expenses)	—	13,714	—	(10,628)	—	3,086
Net (loss) income	(708,174)	(776,390)	(263,268)	37,463	1,000,148	(710,221)
Less: net loss attributable to non-controlling interests and redeemable non-controlling interests	—	(1,813)	(234)	—	—	(2,047)
Net (loss) income attributable to Yatsen Holding Limited’s shareholders	(708,174)	(774,577)	(263,034)	37,463	1,000,148	(708,174)

	For the Year Ended December 31, 2023
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Third-party revenues	—	1,683,769	1,547,268	183,737	—	3,414,774
Inter-company revenues(1)	—	4,665	470,013	—	(474,678)	—
Third-party costs and expense	(40,814)	(1,814,787)	(2,358,980)	(113,548)	—	(4,328,129)
Inter-company costs and expense	—	(386,079)	(31)	(89,816)	475,926	—
(Loss) income from subsidiaries and VIE	(738,768)	(314,153)	2,922	—	1,049,999	—
Income from non-operations	34,794	79,581	22,994	22,549	—	159,918
(Loss) income before income tax expenses	(744,788)	(747,004)	(315,814)	2,922	1,051,247	(753,437)
Income tax benefit (expenses)	—	3,296	(86)	—	—	3,210
Net (loss) income	(744,788)	(743,708)	(315,900)	2,922	1,051,247	(750,227)
Less: net loss attributable to non-controlling interests and redeemable non-controlling interests	—	(4,940)	(499)	—	—	(5,439)
Accretion to redeemable non-controlling interests	—	2,975	—	—	—	2,975
Net (loss) income attributable to Yatsen Holding Limited’s shareholders	(744,788)	(741,743)	(315,401)	2,922	1,051,247	(747,763)

	For the Year Ended December 31, 2022
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Third-party revenues	—	1,336,588	2,046,288	323,246	—	3,706,122
Inter-company revenues(1)	—	12,187	440,931	—	(453,118)	—
Third-party costs and expense	(19,329)	(1,198,946)	(3,274,416)	(142,329)	—	(4,635,020)
Inter-company costs and expense	—	(278,810)	2,654	(175,110)	451,266	—
Income (loss) from subsidiaries and VIE	(812,151)	(675,698)	16,624	—	1,471,225	—
Income (loss) from non-operations	16,109	(10,905)	94,249	10,817	—	110,270
Income (loss) before income tax expenses	(815,371)	(815,584)	(673,670)	16,624	1,469,373	(818,628)
Income tax (expenses) benefit	—	(2,173)	(532)	—	—	(2,705)
Net income (loss)	(815,371)	(817,757)	(674,202)	16,624	1,469,373	(821,333)
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	—	(5,606)	(356)	—	—	(5,962)
Net income (loss) attributable to Yatsen Holding Limited’s shareholders	(815,371)	(812,151)	(673,846)	16,624	1,469,373	(815,371)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2024
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	428,267	169,814	215,347	3,967	—	817,395
Short-term investments	539,130	—	—	—	—	539,130
Accounts receivable, net	—	115,046	88,876	10,636	—	214,558
Inventories, net	—	281,337	104,432	285	—	386,054
Prepayments and other current assets	2,716	182,991	183,706	11,991	—	381,404
Amounts due from related parties	—	1,648	7,465	—	—	9,113
Amounts due from Group companies (2)	4,704,788	21,756	696,134	2	(5,422,680)	—
Investments	—	120,075	184,402	360,102	—	664,579
Investments in subsidiaries and VIEs	—	1,291,076	47,717	—	(1,338,793)	—
Property and equipment, net	—	16,402	57,923	48	—	74,373
Goodwill, net	—	155,029	—	—	—	155,029
Intangible assets, net	—	535,939	23,769	—	—	559,708
Deferred tax assets	—	1,381	—	—	—	1,381
Right-of-use assets, net	—	16,440	131,061	—	—	147,501
Other non-current assets	—	1,969	18,673	—	—	20,642
Total assets	5,674,901	2,910,903	1,759,505	387,031	(6,761,473)	3,970,867
Accounts payable	—	30,744	37,865	3,481	—	72,090
Advances from customers	—	4,724	3,786	11,064	—	19,574
Accrued expenses and other liabilities	99,258	126,598	227,648	6,639	—	460,143
Amounts due to related parties	—	8,935	19,949	—	—	28,884
Income tax payables	—	5,493	13,666	929	—	20,088
Lease liabilities due within one year	—	5,174	34,235	—	—	39,409
Amounts due to Group companies	—	5,083,420	32,687	306,573	(5,422,680)	—
Deferred tax liabilities	—	92,678	—	10,628	—	103,306
Deficit of investments in subsidiaries and VIE (3)	2,505,485	—	—	—	(2,505,485)	—
Deferred income non-current	14,832	—	—	—	—	14,832
Lease liabilities	—	10,734	98,792	—	—	109,526
Total liabilities	2,619,575	5,368,500	468,628	339,314	(7,928,165)	867,852
Redeemable non-controlling interests	—	50,984	—	—	—	50,984
Total shareholders’ equity (deficit)	3,055,326	(2,508,581)	1,290,877	47,717	1,166,692	3,052,031
Total liabilities, redeemable non-controlling interests and shareholders' equity (deficit)	5,674,901	2,910,903	1,759,505	387,031	(6,761,473)	3,970,867

	As of December 31, 2023
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	275,722	243,101	305,863	12,202	—	836,888
Restricted cash	21,248	—	—	—	—	21,248
Short-term investments	1,076,775	141,706	—	—	—	1,218,481
Accounts receivable, net	—	112,106	80,317	6,428	—	198,851
Inventories, net	—	237,918	113,824	348	—	352,090
Prepayments and other current assets	1,715	120,106	174,278	7,742	—	303,841
Amounts due from related parties	—	5,741	14,459	—	—	20,200
Amounts due from Group companies(2)	4,564,637	2,548	676,107	10	(5,243,302)	—
Investments	—	133,357	193,430	291,965	—	618,752
Investments in subsidiaries and VIEs	—	1,363,112	10,253	—	(1,373,365)	—
Property and equipment, net	—	10,671	52,601	1,606	—	64,878
Goodwill, net	—	553,309	3,258	—	—	556,567
Intangible assets, net	—	648,205	23,191	—	—	671,396
Deferred tax assets	—	1,375	—	—	—	1,375
Right-of-use assets, net	—	35,982	78,366	—	—	114,348
Other non-current assets	—	1,986	25,114	—	—	27,100
Total assets	5,940,097	3,611,223	1,751,061	320,301	(6,616,667)	5,006,015
Accounts payable	—	39,323	58,723	7,645	—	105,691
Advances from customers	—	8,599	6,170	26,810	—	41,579
Accrued expenses and other liabilities	10,662	141,804	230,105	8,646	—	391,217
Amounts due to related parties	—	9,395	36	—	—	9,431
Income tax payables	—	3,351	13,666	929	—	17,946
Lease liabilities due within one year	—	10,771	34,693	—	—	45,464
Amounts due to Group companies	—	4,975,362	1,923	266,018	(5,243,303)	—
Deferred tax liabilities	—	111,591	—	—	—	111,591
Deficit of investments in subsidiaries and VIE(3)	1,763,842	—	—	—	(1,763,842)	—
Deferred income non-current	30,556	—	—	—	—	30,556
Lease liabilities	—	25,169	42,598	—	—	67,767
Total liabilities	1,805,060	5,325,365	387,914	310,048	(7,007,145)	821,242
Redeemable non-controlling interests	—	51,466	—	—	—	51,466
Total shareholders' equity (deficit)	4,135,037	(1,765,608)	1,363,147	10,253	390,478	4,133,307
Total liabilities, redeemable non-controlling interests and shareholders' equity (deficit)	5,940,097	3,611,223	1,751,061	320,301	(6,616,667)	5,006,015

Movements of investments in subsidiaries and VIE / (deficit of investments in subsidiaries and VIE) in Yatsen Holding Limited’s separate financial statements are as follows:

RMB (in thousands)

As of January 1, 2022	(458,360)
Share-based compensation costs incurred on behalf of subsidiaries	340,860
Share of loss of subsidiaries and VIE	(812,151)
Share of changes in accumulated other comprehensive income of subsidiaries	(429,657)
Foreign currency translation	90,888
As of December 31, 2022	(1,268,420)
Share-based compensation costs incurred on behalf of subsidiaries	77,502
Share of loss of subsidiaries and VIE	(738,768)
Share of changes in additional paid-in capital of subsidiaries	154,981
Share of changes in accumulated other comprehensive income of subsidiaries	(21,275)
Foreign currency translation	32,138
As of December 31, 2023	(1,763,842)
Share-based compensation costs incurred on behalf of subsidiaries	91,174
Share of loss of subsidiaries and VIE	(774,577)
Share of changes in accumulated other comprehensive income of subsidiaries	(76,553)
Foreign currency translation	18,313
As of December 31, 2024	(2,505,485)

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2024
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Net cash provided by (used in) Operating Activities(4)	42,546	(151,565)	(142,888)	8,241	—	(243,666)
Capital contribution to Group companies	—	(99,823)	—	—	99,823	—
Advances to Group companies	(474,150)	—	(277,074)	—	751,224	—
Receival of advances repayment from Group companies	402,416	—	268,185	—	(670,601)	—
Purchases of short-term investments	(1,316,051)	—	—	—	—	(1,316,051)
Maturities of short-term investments	1,863,161	141,934	—	—	—	2,005,095
Purchases of intangible assets	—	(533)	(3,747)	—	—	(4,280)
Purchases of property and equipment	—	(15,865)	(36,857)	(18)	—	(52,740)
Investments on equity investments	—	—	—	(42,000)	—	(42,000)
Other investing activities	—	15	2,042	42	—	2,099
Net cash provided by (used in) Investing Activities	475,376	25,728	(47,451)	(41,976)	180,446	592,123
Capital contribution from Group companies	—	—	99,823	—	(99,823)	—
Proceeds from advances from Group companies	—	705,724	—	45,500	(751,224)	—
Repayment of advances from Group companies	—	(650,601)	—	(20,000)	670,601	—
Repurchases of Ordinary Shares	(405,792)	—	—	—	—	(405,792)
Other financing activities	11,566	—	—	—	—	11,566
Net cash provided by (used in) Financing Activities	(394,226)	55,123	99,823	25,500	(180,446)	(394,226)

	For the Year Ended December 31, 2023
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Net cash provided by (used in) Operating Activities(4)	(11,400)	239,051	(371,566)	36,473	—	(107,442)
Capital contribution to Group companies	—	—	—	—	—	—
Advances to Group companies	(245,424)	—	(359,355)	—	604,779	—
Receival of advances repayment from Group companies	1,335,355	—	607,602	—	(1,942,957)	—
Purchases of short-term investments	(1,439,145)	(902,388)	—	—	—	(2,341,533)
Maturities of short-term investments	709,230	1,413,146	100,000	—	—	2,222,376
Purchases of intangible assets	—	—	(321)	—	—	(321)
Purchases of property and equipment	—	(8,108)	(35,540)	—	—	(43,648)
Proceeds from disposal of investments	—	—	22,233	—	—	22,233
Investments on equity investments	—	(13,547)	—	(108,000)	—	(121,547)
Other investing activities	—	144	1,530	279	—	1,953
Net cash provided by (used in) Investing Activities	360,016	489,247	336,149	(107,721)	(1,338,178)	(260,487)
Capital contribution from Group companies	—	—	—	—	—	—
Proceeds from advances from Group companies	—	487,780	—	117,000	(604,780)	—
Repayment of advances from Group companies	—	(1,900,958)	—	(42,000)	1,942,958	—
Repurchases of Ordinary Shares	(212,693)	—	—	—	—	(212,693)
Repurchase of redeemable non-controlling interests	—	(134,664)	—	—	—	(134,664)
Other financing activities	4,902	—	474	(474)	—	4,902
Net cash provided by (used in) Financing Activities	(207,791)	(1,547,842)	474	74,526	1,338,178	(342,455)

	For the Year Ended December 31, 2022
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Net cash provided by (used in) Operating Activities(4)	(25,271)	221,798	(77,625)	17,306	—	136,208
Capital contribution to Group companies	—	—	—	—	—	—
Advances to Group companies	(1,396,460)	—	(154,158)	—	1,550,618	—
Receival of advances repayment from Group companies	2,539,576	—	474,286	—	(3,013,862)	—
Purchases of short-term investments	(342,380)	(1,879,422)	(200,000)	—	—	(2,421,802)
Maturities of short-term investments	—	1,359,564	100,000	—	—	1,459,564
Purchases of intangible assets	—	(351)	(8,199)	—	—	(8,550)
Purchases of property and equipment	—	(2,553)	(47,948)	(277)	—	(50,778)
Acquisition of businesses, net of cash and cash equivalents acquired	—	(2,107)	—	—	—	(2,107)
Investments on equity investments	—	(1,842)	(104,000)	(30,000)	—	(135,842)
Payment on behalf of Group companies	—	—	—	—	—	—
Other investing activities	—	—	4,099	—	—	4,099
Net cash provided by (used in) Investing Activities	800,736	(526,711)	64,080	(30,277)	(1,463,244)	(1,155,416)
Capital contribution from Group companies	—	—	—	—	—	—
Proceeds from advances from Group companies	—	1,550,618	—	—	(1,550,618)	—
Repayment of advances from Group companies	—	(3,013,862)	—	—	3,013,862	—
Issuance costs of issuance of Ordinary Shares in IPO	(1,706)	—	—	—	—	(1,706)
Proceeds from issuance of Preferred Shares, net of issuance costs	—	—	—	—	—	—
Repayment of a shareholder receivable resulting from Reorganization	—	—	—	—	—	—
Repurchases of Ordinary Shares	(654,650)	—	—	—	—	(654,650)
Repurchases of Preferred Shares	—	—	—	—	—	—
Other financing activities	1,906	—	5,644	(5,644)	—	1,906
Net cash provided by (used in) Financing Activities	(654,450)	(1,463,244)	5,644	(5,644)	1,463,244	(654,450)

Notes:

* The payment by Primary Beneficiary of VIE (WFOE and its subsidiaries) on behalf of Group companies was reclassified on consolidation level in accordance with nature.

** As of December 31, 2022, 2023 and 2024, amounts due to non-VIE subsidiaries included RMB93.0 million, RMB168.0 million and RMB193.5 million (US$26.5 million) for net debt financing from Group companies to the consolidated VIE not yet returned.

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

For the years ended December 31, 2022, 2023 and 2024, the Primary Beneficiary of VIE (WFOE and its subsidiaries) decided not to charge any service fee from the VIE in relation to the Exclusive Business Cooperation Agreement, and no service fees were paid by the VIE to the Primary Beneficiary of VIE (WFOE and its subsidiaries) during the respective periods.

Besides the Exclusive Business Cooperation Agreement, all intercompany transactions between (i) Primary Beneficiary of VIE (WFOE and its subsidiaries) and (ii) VIE and VIE’s subsidiaries, which are set forth in the footnotes below, were conducted in accordance with the relevant agreements for the years ended December 31, 2022, 2023 and 2024. The relevant intercompany payables and cash flows resulting from such contractual arrangements are also set forth in the footnotes below.

(1)
Represents the elimination of the intercompany transaction at the consolidation level.

The intercompany transaction being eliminated mainly represents goods and services purchased by VIE and VIE’s subsidiaries from Primary Beneficiary of VIE (WFOE and its subsidiaries), the details of which are set forth below:

		For the Year Ended December 31,			Basis for determination of the transaction pricing
		2022	2023	2024
		(RMB in thousands)
(a)	Cosmetic Products	118,764	49,418	30,457	Cost plus method
(b)	Logistics, promotions and other services	44,347	35,764	10,108	Referencing to market price
	Total	163,111	85,182	40,565

(2)
Represents the elimination of intercompany balances among Yatsen Holding Limited, other subsidiaries, primary beneficiary of VIE (WFOE and its subsidiaries), and VIE and VIE’s subsidiaries, which related to advances borrowed, payable for product and services in the normal course of business.

As of December 31, 2022, 2023 and 2024, the intercompany balances between (i) Primary Beneficiary of VIE (WFOE and its subsidiaries) and (ii) VIE and VIE’s subsidiaries mainly represent: (a) VIE and VIE’s subsidiaries’ payables due to Primary Beneficiary of VIE (WFOE and its subsidiaries) arising from purchases of products and services in the amount of RMB98,780 thousand, RMB93,007 thousand and RMB107,527 thousand, respectively; and (b) VIE and VIE’s subsidiaries’ payables due to Primary Beneficiary of VIE (WFOE and its subsidiaries) arising from advances borrowed amounting to RMB93,000 thousand, RMB168,000 thousand and RMB193,500 thousand, respectively.

(3)
Represents the elimination of the investment among Yatsen Holding Limited, other subsidiaries, primary beneficiary of VIE (WFOE and its subsidiaries), and VIE and VIE’s subsidiaries.
(4)
For the years ended December 31, 2022, 2023 and 2024, cash paid by the VIE to Primary Beneficiary of VIE (WFOE and its subsidiaries) were RMB217,839 thousand, RMB64,052 thousand and RMB31,069 thousand, respectively, which represented purchase of inventories, logistics services, promotion services and other services, the details of which are set forth below:

		For the Year Ended December 31,
		2022	2023	2024
		(RMB in thousands)
(a)	Cosmetic Products	141,417	46,152	25,795
(b)	Logistics, promotions and other services	76,422	17,900	5,274
	Total	217,839	64,052	31,069

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
•
We engage distributors to sell our products. Our brand, business and results of operations may be materially and adversely affected if the distributors fail to operate successfully or if we are unable to broaden our distribution network; and
•
Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products or adequately manage our inventory.

Risks Relating to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

•
We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through (i) our subsidiaries in China and (ii) the VIE with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Yatsen Holding Limited, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. If the PRC government determines that the contractual agreements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. If any of these developments result in our inability to assert contractual control over the VIE, which contributed to 4.9% of our revenues in 2024, our ADSs may decline in value or become worthless. Our holding company, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole;
•
We rely on contractual arrangements with the VIE and its shareholders for our operations and investments in China, which may not be as effective in providing operational control as direct ownership;
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

We recorded total net revenues of RMB3.71 billion in 2022, RMB3.41 billion in 2023 and RMB3.39 billion (US$464.9 million) in 2024. We may not be successful in executing our growth strategy or otherwise achieving revenue growth in the future. We may also incur significant losses in the future for a number of reasons, including as a result of the materialization of the following risks and the other risks described in this annual report, and we may encounter unforeseen difficulties, complications, delays and other unknown factors:

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

We face vigorous competition from both domestic and international players in China in the beauty industry, including large multinational consumer products companies that own or operate multiple beauty brands. Competition in the beauty industry is intense and is affected by multiple factors, including the ability to launch new products, pricing of products, quality of products and packaging, brand awareness, perceived value and quality, innovation, offline sales and distribution capabilities, customers’ functional and emotional satisfaction, promotional activities, advertising, editorials, e-commerce and mobile-commerce initiatives and other activities. We must compete with a high volume of new product introductions and a large number of existing products sold by diverse companies across several different distribution channels.

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

We incurred net loss of RMB821.3 million in 2022, RMB750.2 million in 2023 and RMB710.2 million (US$97.3 million) in 2024. We had positive cash flows from operating activities of RMB136.2 million, negative cash flows from operating activities of RMB107.4 million and negative cash flows from operating activities of RMB243.7 million (US$33.4 million) for the fiscal years ended December 31, 2022, 2023 and 2024, respectively. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. We also expect to continue to make significant future expenditures related to the development and expansion of our business, including:

•
investments in our product development team and research and development team and in the development of new products;
•
investments in sales and marketing, enlarging our customer base and promoting market awareness of our brands and products;
•
investments in expansion or maintenance of our online and offline distribution channels in a measured manner; and
•
investment in enhancing data and information technology and improving operating efficiency, including improving the efficiency in supply chain management, warehouse management and inventory control.

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

Currently, we rely on third-party e-commerce platforms such as Douyin, Tmall and JD.com, among others, for online sales of our products and derive a material portion of our online sales revenue through and from such platforms. In 2022, 2023 and 2024, a majority of our net revenues were generated through our store on third-party e-commerce platforms. If such platform’s services or operations are interrupted, if such platforms fail to provide satisfactory customer experience and fail to attract new and retain existing users, if our cooperation with such third-party e-commerce platforms terminates, deteriorates or becomes more costly, or if we fail to incentivize such platforms to drive traffic to our flagship stores or promote the sale of our products, our business and results of operations may be materially and adversely affected. We cannot guarantee that we will be able to find alternative channels on terms and conditions commercially acceptable to us in a timely manner, or at all, especially given their leading position and significant influence in China’s e-commerce industry. In addition, any negative publicities about such third-party e-commerce platforms, any public perception or claims that non-authentic, counterfeit or defective goods are sold on such platforms, be it with merit or proven or not, most of which are beyond our control, may deter visits to the platforms and result in less customer traffics to our flagship stores or fewer sales of our products through other sales channels, which may negatively impact our business and results of operations.

Operations on e-commerce platforms are subject to various PRC laws and regulations. The PRC E-Commerce Law, promulgated by the Standing Committee of the National People’s Congress on August 31, 2018 and effective on January 1, 2019 imposes a number of requirements on e-commerce operators, including entities which sell commodities or provide services through an e-commerce platform. The E-Commerce Law stipulates that e-commerce operators must obtain administrative licenses if their business activities are subject to licensing requirements under applicable laws and regulations. Furthermore, the E-commerce Law requires e-commerce operators to protect the lawful rights and interests of consumers; to provide comprehensive, accurate, truthful, and timely disclosures about goods or services; not to set the tie-in sale as a default option; not to abuse their dominant market position, if any, to exclude or restrict competition; and to collect or use the personal information pursuant to applicable laws and regulations, among other requirements. We have been monitoring our operations on e-commerce platforms to ensure compliance. However, because no detailed interpretative guidelines and implementation rules have been promulgated, we cannot assure you that the PRC authorities will not take any actions challenging our compliance with all stipulated obligations under the E-commerce Law. To the extent that any non-compliance is raised by the PRC authorities and determined against us, our business, financial conditions, and results of operations may be materially affected. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Trading and E-Commerce.”

We engage distributors to sell our products. Our brand, business and results of operations may be materially and adversely affected if the distributors fail to operate successfully or if we are unable to broaden our distribution network.

In addition to e-commerce platforms that we sell directly to end customers and offline experience stores, we sell our products to distributors who then sell to end customers. In 2022, 2023 and 2024, 14.7%, 15.1% and 16.9% of our net revenues in each of the respective year were generated through our sales to distributor customers. The effectiveness of the distributors in selling and distributing our products may be affected by a number of factors, many of which are beyond our control, including the existence and availability of suitable regions or locations for expansion of our sales and distribution network, our ability to negotiate favorable cooperation terms with the distributors, the distributors’ willingness to adhere to our recommended retail pricing guidelines, the distributors’ strategies in promoting our products, our ability to maintain and expand our distribution network, the distributors’ business and financial performance, and our ability to effectively manage the number of distributors in each geographical market to reduce risk of cannibalization. If such distributors fail to successfully operate the stores that sell our products, fail to provide satisfactory customer experience or fail to attract new and retain existing customers, or if we fail to maintain the relationship with these distributors or fail to attract new distributors to diversify and broaden our distribution channels, our brand, business, results of operations and financial condition could be materially and adversely affected.

We are also exposed to the risk that distributors may seek to impose unfavorable terms on us in the future, such as longer credit periods. Credit arrangement with our distributors adds pressure on our working capital and exposes us to the risks of default and bad debts. Any disruption in our relationships with our distributors could affect our ability to maintain and grow our sales, which could materially and adversely affect our business, results of operations and financial position. We cannot give assurance that we will be able to grow our sales and distribution network effectively. If we encounter difficulties in maintaining, expanding or optimizing our sales and distribution network, our growth prospects may be constrained, which could in turn adversely affected our business, financial condition, results of operations and prospects.

Furthermore, some of our distributors engage sub-distributors. We do not have a direct contractual relationship with the sub-distributors. Illegal actions or misconduct of distributors or sub-distributors, or any failure by them to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations. We cannot guarantee that we will be able to oversee or take effective measures to supervise the business activities of the distributors that sell our products.

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

Our ability to maintain our reputation and brand is affected by many factors, some of which are beyond our control. These factors include our ability to provide a satisfactory consumer experience, which in turn depends on our ability to bring innovative products to the market at competitive prices that respond to consumer demands and preferences, our ability and that of our manufacturing and service partners to comply with ethical and social standards, such as those concerning animal testing, and various and evolving rules and standards related to product quality and safety, labor and environmental protection, our ability to produce safe and high-quality products, our ability to provide satisfactory order fulfilment services, and our ability to provide responsive and superior customer services. Failure to succeed in any of these areas could damage our customer experience, our reputation and brand image and our ability to retain and attract customers. The success of our brand may also suffer if our marketing plans or product initiatives do not have the desired impact on our brand’s image or its ability to attract consumers. In the past three years, we have invested substantial efforts in promoting our brands. See also “We have incurred significant costs for a variety of sales and marketing efforts, including mass advertising and heavy promotions to attract customers through multiple channels. If we are unable to conduct our sales and marketing efforts in a cost-effective and efficient manner, our results of operations and financial conditions may be materially and adversely affected.” We cannot assure you, however, that these activities are and will be successful or that we can achieve the brand promotion effect as we expect. If we are unable to preserve our reputation, enhance our brand recognition or increase positive awareness of our products, it may be difficult for us to maintain and grow our customer base, and our business, financial condition and results of operations may be materially and adversely affected.

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

The success of our business hinges on our ability to provide superior customer experience, which in turn depends on a variety of factors. These factors include our ability to bring innovative products to the market at competitive prices that respond to consumer demands and preferences, our ability to fit in the lifestyle of our customers and deeply engage with our customers and our ability to maintain the quality of our products and services, provide timely and reliable delivery and responsive and superior before- and after-sales service. To maintain a superior customer experience, we have devoted efforts and invested substantially in ensuring product quality and offering products responsive to industry trends and customers’ preferences.

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

We also operate two customer service centers which provide service daily from 8:00 a.m. to midnight, handling all kinds of customer queries and complaints regarding our products and services. As of December 31, 2024, we had a group of customer service representatives at our customer service centers, consisting of our own employees and representatives from third-party service providers. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. There is no assurance that we will be able to maintain a low turnover rate of existing employees and provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

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

Even if we properly price our products at their launch time, we may need to offer substantial discounts, especially during the major shopping festivals such as “618,” “Double 11” and “Double 12,” to promote our brand awareness and to drive sales volume, or cut down the price as our products advance in their life cycles to maintain such products’ attractiveness to consumers. We may also need to reduce the prices to sell excess inventory in the event that we fail to accurately forecast demands. Any such price cuts may not lead to the sales volume we expect and may negatively impact the demand for our other newly launched or higher-end products, in which case our revenues could be negatively impacted. Furthermore, some customers may purchase our products in bulk when we offer substantially discounted or promotional prices and then re-sell them through their proprietary or third-party channels. The market and pricing for our products may be interrupted by the secondary sale pricing strategies adopted by such resellers and the possible negative shopping experience they provide to consumers, which may negatively impact our brand image and our business.

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

We have invested a large amount of financial and other resources in sales and marketing activities, including maintaining our marketing and sales teams, retaining KOLs and purchasing advertisements. We intend to continue to invest in promoting our brand awareness and acquiring customers. In the fiscal years ended December 31, 2022, 2023 and 2024, we incurred RMB2.33 billion, RMB2.23 billion and RMB2.27 billion (US$310.8 million) in selling and marketing expenses, accounting for 62.9%, 65.3% and 66.9% of our total net revenues, respectively. Our marketing and branding activities may not be well received, successful or cost-effective, which may lead to significantly higher marketing expenses in the future. We may also not be able to continue our existing marketing and branding activities, or successfully identify and utilize the new trends in marketing strategies, channels and approaches that appeal to or fit in the lifestyle of our targeted customers. We may also fail to adjust our sales and marketing strategies fast enough to stay current with consumers’ behavioral changes in using internet and mobile devices. Failure to refine our existing marketing strategies or introduce new effective marketing strategies in a cost-effective manner could negatively impact our business, results of operations and financial condition. In addition, failure to comply with the laws and regulations including the Advertising Law of the PRC, Regulations on the Supervision and Administration of Cosmetics, Measures for the Administration of the Online Trading of Cosmetics, Measures for the Administration on Inspection of Cosmetics, and Regulations on the Implementation of the Law on the Protection of Consumer Rights and Interests, will result in the restriction, inhibition or delay of our ability to sell products. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Cosmetic Products, Regulations Relating to Food Business, Regulations Relating to Product Quality and Consumers Protection, and Regulations Relating to Advertising.”

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

We currently rely on certain ODM/OEM and packaging supply partners based in China to produce most of our products, while we also collaborate with top-class suppliers overseas to support the production of our global premium and luxury beauty brands. In some cases, we retain only a single contract manufacturer for the production of some of our products. Our top five ODM/OEM, including the manufacturing hub we established with Cosmax, and packaging supply partners collectively accounted for a considerable purchase amount from all OEM/ODMs in 2022, 2023 and 2024, respectively. Our reliance on a limited number of ODM/OEM and packaging supply partners for each of our products exposes us to a number of risks, since we may not have alternative or replacement ODM/OEM and packaging supply partners beyond these key parties.

We usually enter into framework engagement contracts with our ODM/OEM and packaging supply partners and then place orders to the ODM/OEM and packaging supply partners when manufacturing needs arise. We may experience operational difficulties with our ODM/OEM and packaging supply partners, including reductions in the availability of production capacity of our ODM/OEM and packaging supply partners due to reasons such as competing orders or sudden increases in demand, failure to comply with product specifications, insufficient quality control, unauthorized disclosure of sensitive information such as product formulation, failure to meet quality control standards and production deadlines, delays in delivery of products to our warehouses, increases in manufacturing costs and longer lead time. Our ODM/OEM and packaging supply partners may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component, ingredient or raw material shortages, fire, cost increases, violation of environmental, health or safety laws and regulations and national and industrial standards in terms of product safety, health epidemics, or other problems. We may be unable to pass potential cost increases associated with operational difficulties to our customers. In the event of interruption from any of our ODM/OEM and packaging supply partners, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. We cooperate with these third party ODM/OEM and packaging supply partners mainly on a non-exclusive basis, we cannot ensure that such contract manufacturers will not prioritize orders of other principals, including our competitors, in the case of supply shortages. We may also have disputes with our ODM/OEM and packaging supply partners, which may result in litigation expenses, divert our management’s attention and cause supply shortages to us. Further, we may not be able to renew contracts with our ODM/OEM and packaging supply partners for our existing products on acceptable terms, or at all, or identify ODM/OEM and packaging supply partners who are capable of producing our existing and new products we target to launch in the future. Our competitors could enter into restrictive or exclusive arrangements with our ODM/OEM and packaging supply partners that could impair or eliminate our access to such manufacturing capacity. It may take a significant amount of time to identify ODM/OEM and packaging supply partners that have the capability and resources to produce our products to our specifications in sufficient volume. Identifying suitable ODM/OEM and packaging supply partners is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other practices. Accordingly, a partial or complete loss of any of our significant contract manufacturers, or a significant adverse change in our relationship with any of our ODM/OEM and packaging supply partners, could have an adverse effect on our business, financial condition and operating results.

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

To optimize our supply chain, we, as a minority shareholder, and Cosmax, the majority shareholder, established a beauty manufacturing and R&D hub in Guangzhou, comprising 66,462 square meters. The facility officially commenced operations in August 2023. Although our collaboration with Cosmax and our minority investment in the facility in Guangzhou mitigates the risks associated with our engagement of ODM/OEM and packaging supply partners to some extent, it may expose us to a number of other risks, many of which are beyond our control, including but not limited to our limited influence over Cosmax, our lack of control over the board of directors of the joint venture and limited ability in monitoring and controlling the actions of the joint venture, potential dispute between us and Cosmax over corporate governance matters, and risks associated with possible deviations from the requirements under, or the non-performance of, the joint venture agreement by Cosmax. If any of the risks materialize, our business, results of operations and financial condition may be adversely affected.

We and our ODM/OEM and packaging supply partners are susceptible to supply shortages and interruptions, long lead times, and price fluctuations for raw materials and ingredients, any of which could disrupt our supply chain and have a material adverse impact on our results of operations.

Our product portfolio includes various product categories and product lines. Mass production of our products requires timely and adequate supply of various types of raw materials, components and ingredients. Some of the components, ingredients and raw materials used to produce our products are sourced from third-party suppliers through our ODM/OEM and packaging supply partners, and some of these components, ingredients and raw materials are sourced from a limited number of suppliers or a single supplier or certain foreign suppliers. Therefore, we are subject to risks of shortages or discontinuation in supply, long lead times, cost increases and quality control issues with our suppliers, as well as unfavorable international trade policies, heightened tariffs and fluctuation in currency exchanges. See also “—Fluctuations in exchange rates could have a material and adverse effect on the value of your investment and our results of operations” and “—The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.” In addition, some of our suppliers may have more established relationships with our competitors and the ODM/OEM and packaging supply partners that our competitors utilize, and as a result of these relationships, we cannot assure that such suppliers will not choose to limit or terminate their relationships with us or our ODM/OEM and packaging supply partners or prioritize our competitors’ orders in the case of supply shortages.

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

We currently outsource our product manufacturing to ODM/OEM, including the manufacturing hub we established with Cosmax, and packaging supply partners, and in many cases rely on them to procure raw materials, components and ingredients. Thus, we do not have sufficient control over the raw material procurement and manufacturing process. We cannot be sure that all suppliers of raw materials, components and ingredients chosen by our contract manufacturers would have met our standards and expectations had they been selected by us if we do the procurement ourselves, neither could we guarantee that no contaminations, defects or other safety issues would happen with respect to the raw materials, components and ingredients or during the manufacturing process. We have required our ODM/OEM and packaging supply partners to deliver reports evidencing the safety of the products and imposed compliance covenants on the ODM/OEM and packaging supply partners. However, we cannot be sure that these measures are or will be effective in preventing all defects or safety issues or otherwise maintaining full compliance of our products with product safety related laws, regulations and standards. Our exposure to product liability risk may increase as our manufacturing and sales volume increases. The situation is further complicated by the fact that a product may be safe for the general population when used as directed but could cause an adverse reaction for a person who has a health condition or allergies, or who is taking a prescription medication. While we include what we believe are adequate instructions and warnings, previously unknown adverse reactions could occur. If we discover that any of our products are causing adverse reactions, we could suffer adverse publicity or administrative sanctions. If any batch of our products contains contaminants, fails to meet national safety standards or otherwise has defects or safety issues, we may need to suspend the sale or, in severe cases, order recalls of such batch or all of the products in question. Any failure or perceived failure to comply with laws, regulations or standards with respect to product safety, or any sale suspension or product recall may lead to government investigations, penalties and lawsuits and may result in adverse publicity, potential significant costs in connection with the suspension of sales or recall, and could have a material and adverse effect on our business, financial condition and results of operations.

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

We have adopted shipping policies that do not necessarily pass the full cost of shipping onto our customers. We also have adopted customer-friendly return and exchange policies that make it convenient and easy for customers to change their minds within at least seven days after completing direct online purchases from us. We may also be legally required to adopt new or amend existing return and exchange policies from time to time. These policies improve customers’ shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenues. If our delivery, return and exchange policies are misused by a significant number of customers or if the return or exchange rates increase beyond historical records or otherwise substantially, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in loss of existing customers or failure to acquire new customers at a desirable pace, which may materially and adversely affect our results of operations.

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

The operation of our experience stores has required investments and commitments of resources and is subject to numerous risks and uncertainties.

Our experience stores have required investments in equipment and leasehold improvements, information systems, inventory and personnel, often times even prior to generating any sales in these stores. We also have entered into substantial operating lease commitments for store space. A decline in sales or the closure or poor performance of individual or multiple stores could result in significant lease termination costs, write-offs of equipment and leasehold improvements and severance costs.

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

Since 2021, the PRC government authorities have also promulgated a series of laws and regulations to build a system for cybersecurity review. The Data Security Law of the PRC, which took effect in September 2021, provides for a national security review procedure for data processing activities that affect or may affect national security. Pursuant to the Revised Measures for Cybersecurity Review, which was published by the Cyberspace Administration of China and became effective in February 2022, critical information infrastructure operators that procure internet products and services, as well as network platform operators engaging in data processing activities, must be subject to a cybersecurity review if their activities affect or may affect national security. A cybersecurity review could result in significant costs and expose such critical information infrastructure operators to various challenges, both throughout the review process and in the course of implementing the required improvements to their cybersecurity protocols. Since the Revised Measures for Cybersecurity Review provide no further explanation or interpretation on the determination of “affecting national security,” there remain uncertainties as to whether our data processing activities may be deemed to affect national security. In addition, network platform operators holding over one million users’ personal information must apply for a cybersecurity review with the Cybersecurity Review Office before any public offering in a foreign country. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Moreover, the State Council of the PRC published the Regulation on Network Data Security Management on September 24, 2024, which became effective on January 1, 2025. The regulation provides detailed guidelines for the implementation of the Cyber Security Law of the PRC, the Data Security Law of the PRC, and the Personal Information Protection Law of the PRC. The regulation stipulates a series of requirements for network data processors, including to identify, report and take specific measures to protect important data involved in their business. Failure to comply with these obligations may result in administrative penalties, including fines, suspension of business operations, and revocation of business licenses.

Moreover, the PRC government authorities are also improving the legal system on the protection of the personal information. In August 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Regulation on Network Data Security Management requires network data processors processing the personal information of 10 million or more individuals to implement additional measures on personal information protection, including but not limited to, specifying the person in charge and the management body to perform corresponding responsibilities for network data security protection. We only collect basic user personal information that is necessary to provide the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the Cyberspace Administration of China and other authorities and adopt technical measures to protect personal information and ensure cybersecurity in a systematic way.

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. Pursuant to the Measures for the Security Assessment of Cross-border Data Transfer, which became effective in September 2022, data processors will be subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of data if the transfer involves certain types of data such as important data. In March 2024, the Cyberspace Administration of China issued the Provisions on Facilitating and Regulating Cross-border Data Transfer and updated the Guidelines to Applications for Security Assessment of Outbound Data Transfers and the Guidelines for Filing the Standard Contract for Outbound Cross-Border Transfer of Personal Information, providing additional guidance on the regulation of cross-border transfer of personal information. For more details on the PRC laws relating to privacy, personal information, data security and cybersecurity, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Information Security and Privacy Protection.”

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

We produce and distribute professionally generated beauty and wellness related content on third party online social and content platforms such as Douyin and RedNote to promote beauty related knowledge, to improve our brand awareness and to generate consumers interest in our products. Under PRC laws, we are required to monitor content we produce and distribute for items that are factually incorrect, socially destabilizing, obscene or defamatory, and promptly take actions with respect to such content items. Sometimes, it is arguable as to whether a piece of information is factually incorrect or involved other types of illegality, and it may be difficult to determine the type of content that may result in liability to us. Our burden to administer the content, and costs associated therewith, may be exacerbated if we develop our own app with user discussion panel or other interactive functions or features in the future, or introduce such interactive features and functions to our website and Weixin mini-program. If we are found to be liable, we may be subject to fines, revocation of our relevant licenses and other administrative and civil actions, which may interrupt our business. We have implemented measures to review content in light of the laws and regulations before any of them is published. However, such procedures may not prevent all illegal or inappropriate contents from being distributed, especially content created during living streaming by KOLs we collaborate with.

If our cash from operations is not sufficient to meet our current or future operating needs and expenditures, our business, financial condition and results of operations may be materially and adversely affected.

For the fiscal years ended December 31, 2022, 2023 and 2024, we had positive cash flows from operating activities of RMB136.2 million, negative cash flows from operating activities of RMB107.4 million and negative cash flows from operating activities of RMB243.7 million (US$33.4 million), respectively. We may require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives, investments or acquisitions we may decide to pursue. To the extent we are unable to generate sufficient cash flow, we may be forced to cancel, reduce or delay these activities. Our ability to generate cash to meet our operating needs and expenditures will depend on our future performance and financial condition, which will be affected by financial, business, economic, legislative, regulatory and other factors, including potential changes in costs, pricing, the success of product innovation and marketing, competitive pressure and consumer preferences. If our cash flows and capital resources are insufficient to fund our cash needs, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations. Alternatively, if our sources of funding are insufficient to satisfy our cash requirements, we may seek to obtain credit facilities or sell equity or debt securities. The sale of equity securities would result in dilution of our existing shareholders, including holders of our ADSs. The incurrence of indebtedness would result in debt service obligations and operating and financing covenants that could restrict our operations. Furthermore, it is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all, which could materially and adversely affect our business, financial condition and results of operations.

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

Our employees or business partners, including third-party manufacturers and logistics service providers, may be subject to regulatory penalties or punishments or other legal proceedings because of their wrongdoings or regulatory compliance failures, which may disrupt our business. For example, we currently rely on ODM/OEM, including the manufacturing hub we established with Cosmax, to produce our products. Although we usually require them to provide compliance representations and covenants, we cannot assure that they will not engage in any incompliant practices such as environmental or product safety requirement violations. If they engage in any noncompliance or face regulatory sanctions or operation suspensions, our business may as a result be disrupted and our reputation may be harmed.

We are exposed to the risk of fraud or other misconduct by our employees or third-party partners with whom we have business arrangements. Misconduct by employees or third-party partners could include inadvertent or intentional failures to comply with the laws and regulations to which we are subject or with our policies, provide accurate information to regulatory authorities, comply with ethical, social, product, labor and environmental standards, comply with fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. We have no control over the off-work time and behaviors of our employees and the operations of our third-party partners. Any legal liabilities of, or regulatory actions against, our employees, especially key employees, or business partners may affect our business activities and reputation and, in turn, our results of operations.

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

Internet and beauty industry and certain business models and practices such as the operation of franchise business and export-oriented e-commerce business in China are highly regulated, and require multiple licenses, permits, filings and approvals to conduct and develop business. Currently, we have obtained the following valid licenses through our subsidiaries and the VIE: Record Filing Certificate for Operation of Class II Medical Devices for sales of medical skincare products, Qualification for Drug Information Services over the Internet, Record Filing for online sales for Medical Devices and the Permit for the Food Trade for our sale of health-care food and snacks. In addition, we have completed the consignor/consignee registration for export and import of goods to carry out import of goods to facilitate the operation of our portfolio brands and to implement our sales of products to overseas markets. We have filed the franchise agreement in effect with the Department of Commerce of Guangdong Province for the launch of our franchise business model for our products under the Perfect Dairy brand. However, as the beauty market is rapidly evolving and highly competitive and we are continually exploring more approaches to conduct sales and marketing cost-effectively and capture points of growth, we may not be able to obtain some of the licenses, registrations and filings necessary or advisable for certain of our operations, especially the newly launched ones. We post short video clips on certain third-party platforms including Weixin mini-program, Weixin Channel, Douyin and RedNote and enable our customers to post video clips and photos on our Weixin mini-program, which may require us to obtain a License for Online Transmission of Audiovisual Programs pursuant to the Administrative Provisions on Internet Audio-visual Program Service and a Permit for Production and Operation of Radio and Television Programs pursuant to the Regulations on the Administration of Radio and Television Program Production and Operation. As of the date of this annual report, we are in the process of reapplying for the Permit for Production and Operation of Radio

and Television Programs and we have not obtained the License for Online Transmission of Audiovisual Programs, which may subject us to warnings, orders of correction, pecuniary penalties or other administrative proceedings. Pursuant to a phone consultation dated March 11, 2025 conducted by our PRC legal counsel with the Radio and Television Administration of Guangdong Province, in practice, as long as the operators of third-party platforms have obtained the License for Online Transmission of Audiovisual Programs, we, as brands posting audio and video content on third-party platforms, are not directly supervised by the Radio and Television Administration of Guangdong Province regarding the holding of such license. Additionally, pursuant to responses made by Radio and Television Administration of Guangdong Province posted on the Interactive Exchange Section of its official website, audiovisual content regarding product introduction, service promotion, corporate image promotion does not constitute the “Online Audiovisual Programs” that requires the License for Online Transmission of Audio-visual Programs. Based on the foregoing, we believe that in practice we are not required to obtain a License for Online Transmission of Audiovisual Programs. Based on our understanding of the current PRC laws and regulations, there is uncertainty with respect to whether short video clips are considered as the Radio and Television Programs. If the short video clips are considered as the Radio and Television Programs, we will be required to obtain the Permit for Production and Operation of Radio and Television Programs and production or operation of short video clips without such license might be regarded as violation of the regulations, which might result in a confiscation of devices, equipment and program carrier used in our relevant operations and a fine of RMB10,000 to RMB50,000. We previously held the Permit for Production and Operation of Radio and Television Programs and is in the process of reapplying for such license as it expired. As of the date of this annual report, we have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from the governmental authorities for lack of licenses, permits, registrations or filings. However, as the interpretation and enforcement of relevant laws and regulations are evolving, we cannot assure you that we will not be subject to any warnings, orders of correction, pecuniary penalties or other administrative proceedings in the future, which may materially and adversely affect our business, financial condition and results of operations.

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

Our investment and acquisition activities and other strategic transactions may present managerial, integration, operational and financial risks, which may prevent us from realizing the full intended benefit of the investments or acquisitions we undertake.

We have in the past pursued investments and acquisitions and may continue to seek investment or acquisition opportunities that we believe strengthen our competitive position in our key segments and geographies or accelerate our ability to grow into adjacent product categories and channels and emerging markets or which otherwise fit our strategies. The cost of identifying and consummating investments or acquisitions could be high and there can be no assurance that we will be able to identify suitable investments or acquisition candidates, be the successful bidder or consummate acquisitions on favorable terms, or have the funds to acquire desirable investments or acquisitions. Such investments or acquisitions may also require approval from the PRC governmental authorities, which may result in high compliance costs and add uncertainty to the transaction despite the commercial efforts made.

In addition, investments and acquisitions could result in distraction of management from current operations, greater than expected liabilities and expenses, unidentified issues not discovered in our due diligence, the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to goodwill or intangible assets and exposure to potential unknown liabilities of the acquired business. If the goodwill or intangible assets become impaired, we may be required to record a significant charge to our results of operations. We recorded impairment of goodwill of nil, RMB354.0 million and RMB403.1 million (US$55.2 million) in 2022, 2023 and 2024, respectively. The impairment represents the amount by which the carrying value of the Eve Lom reporting unit exceeded its fair value, based on quantitative goodwill impairment test, primarily due to weaker operating results than expected.

Further, the assumptions we use to evaluate investment or acquisition opportunities may not prove to be accurate and our investments or acquisitions may not yield the results we expect. Even if our assumption is accurate, the integration of acquired businesses into ours may be costly and disruptive to our existing business operations. The integration process involves certain risks and uncertainties, some of which are outside our control, and there can be no assurance that we will be able to realize the anticipated benefits, synergies, cost savings or efficiencies. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

Our quarterly operating results may fluctuate due to seasonality and other factors, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. Our operating results tend to be seasonal. For instance, we generate a substantial portion of our net revenues in the second and the fourth calendar quarters as a result of higher sales volume during a series of shopping festivals across e-commerce platforms, such as “618,” “Double 11” and “Double 12.” In addition, in order to prepare for such shopping festivals, we must order and keep in stock significantly more merchandise than we would carry at other times of the year. Our selling and marketing expenses as a percentage of net revenues are also typically lower in the second and fourth calendar quarters as a result of higher online traffic during such periods due to promotional activities by e-commerce platforms during shopping festivals such as “618” in the second calendar quarter, as well as “Double 11” and “Double 12” in the fourth calendar quarter, which leads to greater sales volumes. However, our net revenues experienced negative growth in 2024. Overall, the historical seasonality of our business has been relatively mild but our business may be impacted by seasonality more severely in the future. As a result of the seasonal fluctuations in our operating results, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues in a given period may be significantly different from our historical or projected rates and our operating results in future quarters may fall below expectations.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our Class A ordinary shares and/or ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed. For example, on December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, which will come into effect on July 1, 2024 and supersede the existing PRC Company Law. The amended PRC Company Law provides stricter requirements on capital contribution of a company established in mainland China. On July 1, 2024, the Provisions on Implementing the Registered Capital Registration and Management System under the PRC Company Law issued by the State Council of the PRC further specifies the detailed requirements and measures of the registration and management of registered capital under the amended PRC Company Law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Corporate Governance” for details. According to the amended PRC Company Law, we may be required to fulfill the obligations of capital contribution to our subsidiaries or to provide financial support to the nominee shareholders of the VIE within a much shorter period than the currently effective period. However, since the amended PRC Company Law is still relatively new and the foregoing draft implementation measures were released for public comment only, there is still uncertainty regarding the implementation and interpretation of the amended PRC Company Law and the adoption and effective date of such implementation measures. We will closely monitor the legislative developments related to the amended PRC Company Law and its implementation measures, such that we can assess the possible impact on us in a timely manner.

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

On December 30, 2022, our board of directors and the compensation committee of our board have approved and authorized the adoption of the 2022 Share Incentive Plan, effective on January 1, 2023. The 2022 Share Incentive Plan will expire on the tenth anniversary of its effective date. Under the 2022 Share Incentive Plan, the maximum aggregate number of ordinary shares of our company available for issuance is 1.5% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of December 31, 2022, plus an annual increase by (i) (A) 1.5% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each of the first two fiscal years of our company beginning January 1, 2024, and (B) 1.0% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each subsequent fiscal year of our company during the term of the 2022 Share Incentive Plan, or (ii) such fewer number of shares as may be determined by our board of directors. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

For the years ended December 31, 2022, 2023 and 2024, we recorded an aggregate of RMB340.9 million, RMB77.5 million and RMB91.2 million (US$12.5 million), respectively, in share-based compensation expenses. The share-based compensation expenses recorded in 2023 were lower as compared with those recorded in 2022 and 2024, primarily attributable to a reversal of recognized share-based compensation expenses of RMB109.4 million due to the forfeiture of unvested awards granted to our former chief technology officer upon his resignation in the first quarter of 2023.

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

A significant majority of our incomes and expenses are denominated in Renminbi and our reporting currency is the Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Significant revaluation of the Renminbi may also have a material and adverse effect on our results of operations as a portion of the components, ingredients and raw materials used for the manufacturing of our products are sourced by our third-party manufacturers from foreign companies, the payment of which is denominated in foreign currencies. Therefore, any significant revaluation of Renminbi may result in the rise of production cost, which in turn may lead to the hike of our procurement price.

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

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on most countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

While cross-border business currently may not be an area of our focus, a portion of materials, components and ingredients used for the manufacturing of our products are sourced by our third-party manufacturers from overseas. Therefore, government policies restricting international trade and investments may affect our procurement cost for products relying on materials, components and ingredients sourced from overseas, affect the price and demand for our products, impact the competitive position of our products or prevent us from selling products in certain countries.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities across the globe, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on the demand of our products, and thus negatively affect our business, prospects, financial condition, and results of operations.

We may from time to time become a party to litigation, legal disputes, claims or administrative proceedings that may materially and adversely affect us.

We may from time to time become a party to various litigation, legal disputes, claims or administrative proceedings arising in the ordinary course of our business. For example, we and certain of our current and former directors or officers, our authorized U.S. representative, a shareholder, and the underwriters for our November 2020 initial public offering were named as defendants in a putative shareholder class action. On July 22, 2024, the U.S. District Court for the Southern District of New York granted the defendants’ motion to dismiss all claims in the class action. On August 30, 2024, the plaintiffs filed a motion for leave to file a second amended complaint. We filed an opposition to the motion on September 11, 2024. The court has yet to rule on plaintiffs’ motion for leave to amend. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We may face new legal proceedings, claims and investigations in the future. The outcome of any litigation, legal disputes, claims or administrative proceedings is hard to predict. If any verdict or award is rendered against us or if we decide to settle the disputes, we may be required to incur monetary damages or other liabilities. Even if we can successfully defend ourselves, we may have to incur substantial costs and spend substantial time and efforts in these lawsuits. Negative publicity relating to such litigation, legal disputes, claims or administrative proceedings may damage our reputation and adversely affect the image of our brand and services. Furthermore, any litigation, legal disputes, claims or administrative proceedings which are not of material importance may escalate due to the various factors involved, such as the facts and circumstances of the cases, the likelihood of winning or losing, the monetary amount at stake, and the parties concerned continue to evolve in the future, and such factors may result in these cases becoming of material importance to us. Consequently, any ongoing or future litigation, legal disputes, claims or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

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

Foreign ownership in entities that provide internet and other related businesses is subject to restrictions under current PRC laws and regulations, unless certain exceptions are available. We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises. To ensure compliance with the PRC laws and regulations, we conduct our principal business in China through our WFOE, the VIE and its subsidiaries incorporated in China. We have entered into contractual arrangements with the VIE and its shareholders, through which we obtain effective control over the VIE and substantially all of the economic benefits arising from the VIE and are able to consolidate the financial results of the VIE in our results of operations.

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

However, we are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China through our subsidiaries and the VIE with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Yatsen Holding Limited, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our shares may decline in value if we are unable to assert our contractual control rights over the VIE, which contributed to 4.9% of our revenues in 2024. Our holding company in the Cayman Islands, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

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

We rely on contractual arrangements with the VIE and its shareholders for our operations and investments in China, which may not be as effective in providing operational control as direct ownership.

We have to rely on the contractual arrangements with the VIE and its shareholders to operate or invest in companies that operate the business in areas where foreign ownership is restricted. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests.

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

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version) jointly promulgated by the Ministry of Commerce, and the National Development and Reform Commission and took effect in November 1, 2024. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from the PRC government authorities. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Applicable of Foreign Investment Law, which came into effect on January 1, 2020. In accordance with these interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our control over the VIE through contractual arrangements is deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

Although our wholly foreign-owned subsidiaries produce a significant majority of our revenues and hold a significant majority of our operational assets, the VIE holds certain assets that may be critical to the operation of our business. Main assets held by the VIE and its subsidiaries include the majority of the social platforms and content offering platforms we operate such as Weixin public accounts and mini-programs, which are registered and held by the VIE and its subsidiaries. If the shareholders of the VIE breach the contractual arrangements and voluntarily liquidate the VIE or its subsidiaries, or if the VIE or its subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if the VIE or its subsidiaries undergo an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

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

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions, which could result in a material adverse change in our operation and/or the value of our ADSs. Historically, the PRC government has published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could also result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a

Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified so after we file this annual report on Form 20-F.

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

PRC laws and regulations in relation to overseas issuance and listing of shares have been evolving. On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of the regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Relatedly, on December 27, 2021, the National Development and Reform Commission and the Ministry of Commerce, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), which became effective on January 1, 2022 (which has been replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version) effective on November 1, 2024). Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in this list seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. In addition, foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. There remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the Revised Measures for Cybersecurity Review and the Regulation on Network Data Security Management, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such filing procedures and any approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC’s approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement may subject us to regulatory actions or other sanctions from the CSRC or other PRC government authorities, which could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our plan participants or us to fines and other legal or administrative sanctions.

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

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. We and certain of our current and former directors or officers, our authorized U.S. representative, a shareholder, and the underwriters for our November 2020 initial public offering were named as defendants in a putative shareholder class action. On July 22, 2024, the U.S. District Court for the Southern District of New York granted the defendants’ motion to dismiss all claims in the class action. On August 30, 2024, the plaintiffs filed a motion for leave to file a second amended complaint. We filed an opposition to the motion on September 11, 2024. The court has yet to rule on plaintiffs’ motion for leave to amend. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We may continue to be subject to lawsuits from time to time in the future, including but not limited to putative class action lawsuits brought by shareholders. The existence of such cases and any potential adverse outcome of these cases, including any plaintiff’s appeal of a judgment, could have a material adverse effect on our business, reputation, financial condition, results of operations, cash flows as well as the trading price of our ADSs. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. Resolution of these matters may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Mr. Jinfeng Huang, our founder, chairman of the board of directors and chief executive officer, beneficially owned all of our Class B ordinary shares as of February 28, 2025. These Class B ordinary shares constitute 32.7% of our total issued and outstanding shares and 90.7% of the aggregate voting power of our total issued and outstanding shares as of February 28, 2025 (excluding 860,008,135 Class A ordinary shares, which consisted of shares underlying the ADSs repurchased by our company pursuant to the share repurchase program, shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and shares held under the trusts for the benefit of certain employees, directors and officers of our company) due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Jinfeng Huang has decisive influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. He may take actions that are not in the best interest of our company or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

On November 17, 2021, our board of directors authorized a share repurchase program, under which we were authorized to repurchase up to US$100.0 million of our ordinary shares (including in the form of ADSs) over the following 24 months through November 16, 2023. On August 26, 2022, our board of directors authorized a change to the term and size of the share repurchase program, increasing the aggregate value of shares that may be repurchased under the share repurchase program from US$100.0 million to US$150.0 million and extending the effective term of the share repurchase program through August 25, 2024. On November 20, 2023, our board of directors further approved and authorized a change to the size and term of the share repurchase program, increasing the aggregate value of shares that may be repurchased under the share repurchase program from US$150.0 million to US$200.0 million and extending the effective term of the share repurchase program through November 19, 2025. The share repurchase program, authorized by our board of directors, does not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs. The share repurchase program could affect the price of our ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our ADSs. As of February 28, 2025, we had repurchased an aggregate of 39,781,505 ADSs under this share repurchase program for an aggregate amount of US$199.9 million. Our board of directors will review the share repurchase program periodically, and may authorize further adjustment of its terms and size.

Our board of directors also has the discretion to authorize additional share repurchase programs in the future. The share repurchase programs do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs. We cannot guarantee that any share repurchase program will enhance long-term shareholder value. Share repurchase programs could affect the price of our securities and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our securities. Furthermore, share repurchases could diminish our cash reserves.

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

Sales of our ADSs in the public market or the perception that these sales could occur, could cause the market price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We cannot predict what effect, if any market sales of securities held by a principal shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, if we issue additional ordinary shares, either through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, would have an adverse effect on the price of our ADSs.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our ninth amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2024, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the “asset test.” Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits and, as a result, we consolidate its results of operations in our consolidated financial statements. Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2024 and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

In May 2024, we officially inaugurated our global innovation R&D center in Shanghai, providing robust support for our product development and technological advancements.

In September 2024, we published our 2023 ESG report, underscoring our approach and achievements in implementing ESG initiatives across various dimensions in 2023, while providing insights into future goals. We retained the MSCI ESG Rating of A in 2023.

Our principal executive offices are located at Floor 39, Poly Development Plaza, No. 832 Yue Jiang Zhong Road, Haizhu District, Guangzhou 510335, People’s Republic of China. Our telephone number at this address is +86 20-8730 7310. Our registered office in the Cayman Islands is located at c/o Office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

B.
Business Overview

Yatsen is a leading China-based beauty group with the mission of creating an exciting new journey of beauty discovery for consumers around the world. Founded in 2016, we have launched and acquired numerous color cosmetics brands and skincare brands including Perfect Diary, Little Ondine, Pink Bear, Galénic, DR.WU (its

mainland China business), Eve Lom and EANTiM. Our flagship brand, Perfect Diary, is one of the leading color cosmetics brands in China in terms of retail sales value. “Retail sales value” refers to the total value of products and services purchased by consumers through multiple retail sales points, measured at retail selling price, including the impact of distributor and retailer incremental markups and value-added tax on the overall pricing. Yatsen primarily reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China. The beauty industry in China is evolving rapidly. For many Chinese beauty consumers, massive e-commerce platforms have become default shopping destinations. More recently, dynamic social and content platforms play an expanded role in consumers’ discovery and purchase of beauty products. At the same time, domestic Chinese beauty brands have made significant progress in upgrading their product quality, R&D capability and in-house or outsourced manufacturing capabilities, by partnering with technologically advanced ODM/OEM and packaging supply partners who have extensive experience working with large international beauty brands. In addition to these trends, Chinese consumers, particularly those in the demographics of Gen-Z, i.e., the group of people born between 1996 and 2005 (aged between 19 and 28 in 2024), and millennials, i.e., the group of people born between 1986 and 1995 (aged between 29 and 38 in 2024), prefer brands that offer personalized products and represent strong local Chinese identities.

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

Despite the challenging macroeconomic environment in 2022 and 2023, our strategic transformation plan proved to be effective and played out in line with our expectations. We have focused on building brand equity, an effort backed by our investment in branding and R&D, and improving business and financial performance throughout the year. Specifically, revenue contribution from our Skincare Brands grew from 33.5% in 2022 to 40.5% in 2023 and further increased to 41.1% in 2024, primarily due to the overall solid performance of our three clinical and premium Skincare Brands, i.e., Galénic, DR.WU (mainland China business) and Eve Lom. In 2023, we strategically phased out Abby’s Choice, a mass-market skincare brand we launched in 2020 as an effort to fine-tune the product mix of our Skincare Brands. We also repositioned Perfect Diary, our flagship color cosmetics brand, with refreshed visual identity and new hero product launches. Moreover, we continued to improve our gross margin, which increased from 68.0% in 2022 to 73.6% in 2023 and further increased to 77.1% in 2024 and improve our net loss margin, which narrowed from 22.2% in 2022 to 22.0% in 2023 and further to 20.9% in 2024.

In 2024, we stick to our strategic transformation initiative to optimize our revenue mix by prioritizing higher-margin products, expanding our skincare brands and introducing new color cosmetics products with higher gross margins, supported by our growing R&D capabilities. In terms of product line, we revamped the product line of Perfect Diary and optimized its channel mix. Our total net revenues decreased by 0.6% from 2023 to 2024, while our total net revenue from Skincare Brands rose by 0.7% from 2023 to 2024. We expect to continue executing our new five-year strategic plan with a focus on building a vital and sustainable brand portfolio and capitalizing on rising opportunities as the consumer industry recovers.

Our Diverse Brand Portfolio

Color Cosmetics Brands

Our Color Cosmetics Brands consist of Perfect Diary, Little Ondine and Pink Bear and other color cosmetics brands, which offer a broad range of color cosmetics products, including lip, eye, and face products to provide our customers a full-spectrum of beauty experience. In 2022, 2023 and 2024, we generated net revenues of RMB2.42 billion, RMB1.97 billion and RMB1.97 billion (US$269.7 million) from the sales of products under our Color Cosmetics Brands, respectively, representing 65.2%, 57.8% and 58.0% of our net revenues in 2022, 2023 and 2024, respectively.

Perfect Diary

Perfect Diary is our first and largest brand. We launched Perfect Diary, providing high-quality and innovative color cosmetics with exquisite designs. With a broad and growing portfolio of products that spans the color cosmetics, skincare, beauty tools and kits categories, Perfect Diary offers comprehensive beauty solutions at a mass to mid-end market price point. In 2023, we repositioned the Perfect Diary brand, carrying out a series of campaigns with a refreshed visual identity and launching a new hero product, the Biolip Essence Lipstick. It became one of the top-selling lipstick products on multiple e-commerce platforms over 2024. Targeting Gen-Z and millennials, Perfect Diary intends to enable everyone to express and pursue their own beauty effortlessly.

Little Ondine

Little Ondine was founded in 2013. Little Ondine initially gained popularity with its odorless, non-toxic, easy peel-off and fashionable nail polish. We acquired Little Ondine in 2019 and have since expanded its product variety and offerings. Little Ondine now features trend-setting and functional face, eye and lip makeup products, such as liquid contour and highlighter, blush, eyebrow liners, and eyeshadow palette. Little Ondine’s loyal customers mainly include women between the ages of 20 to 29 in Tier 1 and Tier 2 cities who are more willing to purchase products at higher price points.

Pink Bear

Pink Bear is a color cosmetics brand we launched in March 2021 to target the teenage and young adult customer base. Employing a “young girl” style and brand identity, the brand is intended to provide high value-for-money products at a lower mass-market price point, with a focus on the lip gloss product category. Since its launch, Pink Bear has been embraced by customers and received numerous awards, including the Beauty Reputation List by Sina Beauty in 2024.

Skincare Brands

Our Skincare Brands include Galénic, DR.WU (mainland China business), Eve Lom, and other skincare brands, which offer products featuring high-quality formulas, ingredients and packaging. In 2023, we implemented the strategic decision to phase out the Abby’s Choice brand. In 2022, 2023 and 2024, we generated net revenues of RMB1.24 billion, RMB1.38 billion and RMB1.39 billion (US$190.9 million) from the sales of products under our Skincare Brands, respectively, representing 33.5%, 40.5% and 41.1% of our net revenues in 2022, 2023 and 2024, respectively.

Galénic

Originated in France, Galénic was founded in 1978 by Mr. Pierre Fabre, a well-known pharmacist, botanist and the inventor of dermo-cosmetics, with the aim of offering women high-end dermo-cosmetics with proprietary formulation and highly demonstratable effectiveness. Galénic is Yatsen’s first premium skincare brand which we acquired from the Pierre Fabre group, one of the largest pharmaceutical and demo-cosmetic group in Europe. With its R&D expertise and strong roots in France, Galénic’s products are known for their scientific formula which are derived from precious plant essence and ingredients to create effective skincare solutions, as well as for offering elegant skincare experiences for women. As part of the acquisition of Galénic, we established a long-term R&D and product innovations collaboration with Pierre Fabre to support the Galénic brand going forward. Today, Galénic’s products are sold in Asia and Europe.

In 2021, we launched Galénic in China and embarked on a number of marketing initiatives to increase brand awareness of Galénic among Chinese consumers. Galénic’s N°1 Poudre Vitamin C Pure Eclaircissante, which features facial serums with highly-concentrated, 20% Vitamin C extract designed to reduce dark spots and brighten the skin, won numerous recognitions from industry publications such as Elle and Bazaar since its launch. The product has also won the Essence of the Year Award at the Bazaar Beauty Awards 2024.

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

Our Wide Selection of High-Quality and Memorable Products

Color Cosmetics Products

We offer a wide range of color cosmetics products featuring lip, face and eye, among others. To attract customers who consistently return for the latest looks, we frequently introduce experimental shades for creating bold ensembles and incorporate innovative themes into our makeup. Our most popular color cosmetics products include the iconic Perfect Diary Biolip Essence Lipstick (including the first and second generations), the Little Ondine Sculptor Liquid Contour and Highlighter, and the Pink Bear Sugar Glossy Lipstick.

In 2023, Perfect Diary launched its new hero product, Biolip Essence Lipstick. The lipstick leverages our exclusive Biolip technology, which creates a bionic sebum film upon application to protect the lips’ fragile skin barrier. Biolip’s strong efficacy in lip line reduction was validated by the prestigious Ruijin Hospital and the SGS testing agency. We also expanded the series to include Biolip Essence Lip Stain and Biolip Essence Matte Lipstick to enrich offerings for customers to experience its advanced formulation. In September 2024, Perfect Diary launched the second-generation Biolip Essence lipstick that leveraged the upgraded biotech technology and the product became the top seller in the lipstick category in terms of retail sales value on Douyin during the first week of October.

Little Ondine and Pink Bear gained popularity among young generation with their eye-catching makeup products as well. Both brands formed co-branding partnerships with popular intellectual properties that deeply resonated with young customers.

Skincare Products

We started our skincare business by launching the mass-market skincare brand Abby’s Choice in 2020. In the same year, we acquired Galénic, a premium cosmeceutical skincare brand that originated in France in 1978. In January 2021, we acquired the mainland China business of DR.WU, a dermatologist-developed, hypoallergenic and highly efficacious brand founded in 2003. In March 2021, we acquired the skincare brand Eve Lom, a prestige skincare brand with a portfolio of luxurious and effective products, many of which are award-winning. In October 2021, we completed the acquisition of EANTiM, a professional-channel skincare and haircare brand focused on developing products to improve skin health via the emerging field of microbiome. In 2023, we strategically phased out Abby’s Choice.

Our assortment of skincare products includes face serums, face creams, makeup removers, masks, toners, eye creams and cleansers, among others. Our most popular skincare products include: (i) Galénic N°1 Poudre Vitamine C Pure Eclaircissante serum, featuring highly-concentrated, 20% Vitamin C extract designed for dark spot reductions and skin brightening applications, a core technology that was published in the Journal of Cosmetics, Dermatological Sciences and Applications, (ii) DR.WU Intensive Renewal Serum with Mandelic Acid, which has been among the top-selling products in the acne-treating serum category on both Douyin and Tmall and (iii) Eve Lom Cleanser, our iconic cleanser balm that cleanses, hydrates, tones, removes makeup, and exfoliates skin, which is embraced by those who believe the first step to radiant skin is the perfect cleanse.

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

Our Research and Development Capabilities

Our dedicated R&D team works closely with our product development and marketing teams to create and improve our formulas. Our R&D team has extensive work experience with established beauty brands and has expertise in biology, chemistry or biochemistry. The team has developed full spectrum capabilities including fundamental research, ingredient quality testing, formula development, efficacy evaluation, sensory evaluation, safety evaluation and logistics support. As of December 31, 2024, we have registered a total of 245 patents, including 9 utility model patents, 137 design patents and 64 invention patents (some of which are in the process of being transferred to us), in addition to 35 patents currently pending approval worldwide. In 2022, 2023 and 2024, our R&D expenses totaled RMB126.9 million, RMB111.7 million and RMB109.3 million (US$15.0 million), representing 3.4%, 3.3% and 3.2% of our net revenues, respectively. As an organization, we will continue to invest in our R&D capabilities, with a focus on developing active ingredients and efficacious formulations as well as discovering cutting-edge innovations from biomedical and biotechnology fields with applications in color cosmetics and skincare in China.

Our R&D Facilities

We continued to expand our R&D capabilities. We currently operate a 1,977-square-meter R&D center located in Guangzhou, China, a 3,819-square-meter business complex that serves as both office building and R&D center and a 324-square-meter joint laboratory with Ruijin Hospital located in Shanghai, China. We have also established a beauty manufacturing and R&D hub in Guangzhou, China in connection with our joint venture with Cosmax as a minority shareholder, comprising 66,462 square meters, which commenced operations in August 2023, enabling further optimization of our supply chain. Beyond China, we operate a facility that serves as both office and laboratory in France for the Galénic brand comprising approximately 683 square meters, which officially commenced operations in February 2023.

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

Our Global R&D Partnerships and Collaborations

We collaborate with various renowned research institutions, universities and hospitals in China and around the world through our “1-3-4-6-20” framework, which represents one global manufacturing hub, three global R&D centers, four focus areas, six joint laboratories, and over 20 joint projects. Under this framework, we seek to identify, develop and commercialize the latest innovations in skincare and cosmetics globally by collaborating with a network of highly capable partners and research institutions.

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

In May 2024, we deepened our collaboration with the Chinese Academy of Sciences by launching a joint project with its Laboratory of Polymer Physics and Chemistry.

In September 2024, we launched Perfect Diary’s second-generation Biolip Essence lipstick that leveraged the upgraded biotech technology. In October, the Guidelines for the Development and Technical Evaluation of Emotional Skincare led by Eve Lom was officially released.

In addition, we established an innovative skincare laboratory with Ruijin Hospital’s dermatological department and formed a R&D partnership with Sun Yat-sen University in October 2021. Ruijin Hospital, part of Shanghai Jiaotong University’s School of Medicine, is a Grade III Level General Hospital with an illustrious history. Its dermatological department has a nationally renowned national-grade clinic specializing in the diagnosis and treatment of refractory skin diseases. Sun Yat-sen University is also a nationally renowned academic research institution in China. Supported by both institutions’ expertise in dermatology, our partnerships focus on discovering new active ingredients, formulations and advanced applications to address skin issues for Chinese consumers. Our partnership with Sun Yat-sen University reached a new level in November 2022 when we announced the launch of our joint laboratory and released the latest results of the Chinese Skin Aging Research Platform at the 5th China International Import Expo. In June 2023, we officially unveiled the Yatsen–Ruijin Medical Skincare Joint Laboratory in Shanghai, a partnership with Ruijin Hospital to jointly conduct research on skin disease mechanisms and develop efficacious skincare products. In September 2023, we entered into strategic cooperation with the Lubrizol Corporation, a leader in specialty chemicals, to jointly research new ingredients, collaborate on anti-aging product research, and expand Yatsen Open Lab’s research and development boundaries. In October 2024, we unveiled an exclusive patent for active micro-ecological ingredients in collaboration with the Sun Yat-sen University at the International Federation of Societies of Cosmetic Chemists (IFSCC) conference.

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

Differentiated Celebrity Marketing Targeting Gen-Z

We partner with artists and content producers, including producers of popular reality shows, who are highly popular among young generations and incubate new generations of celebrities through multiple rounds of competition involving votes from millions of viewers. We have engaged some of these emerging celebrities as our brand ambassadors, including Xun Zhou, Lusi Zhao and Liying Zhao, each of them with millions of followers on their official Weibo accounts, and created interactive content and gift kits that appealed to the fans of such brand ambassadors to enhance our brand awareness by and connection with Gen-Z and millennials.

Our Seamless and Engaging Omni-channel Shopping Experience

Online Channels

We entered JD.com in April 2017, Tmall in August 2017, RedNote’s e-commerce channel in September 2017, Vipshop in April 2018 and commenced operating company channels on Weixin in 2018. We also entered Pinduoduo, Douyin and Kuaishou’s e-commerce channels in 2019 and Dewu in 2021. Today, our products are available across all major e-commerce platforms in China. Our ability to directly engage our customers across multiple channels differentiates us from traditional mass-market brands, which typically focus on offline distribution and often through third-party retailers.

Customers can also discover and purchase our products through various social and content platforms, such as Douyin, Kuaishou, RedNote and Bilibili. The various social and content platforms combine digital and community-driven marketing with opportunities for direct purchase and have demonstrated great potential to access and convert customers into purchasers through introducing interesting and compelling digital contents. Shopping behaviors of customers on social and content platforms are more heavily influenced by digital content generated by KOLs and live broadcasting anchors.

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

Experience Stores

Empowered by our data and technology capabilities, our offline experience store network provides customers with seamless omni-channel shopping experiences and completes their journey of beauty discovery. As of December 31, 2024, we operated a total of 88 stores.

In the case of Perfect Diary, which operates the majority of our offline experience stores, online and offline channels are fully integrated such that our online presence can contribute to more foot traffic at our offline experience stores and customers visiting our offline experience stores are encouraged to engage further with our online content. We leverage our online marketing vehicles to quickly attract customers to new stores, including advertisements on our official accounts, local media and local Weixin official accounts, and we reward subscribers for social sharing of such advertisements and content with other customers. Customers can redeem online membership points for makeup services or gifts at our experience stores. Our experience stores are often equipped with massive screens broadcasting our own centralized media channel, including live broadcasting and commercial videos. Further, customers who visit our experience stores are encouraged to engage with us by joining Weixin groups hosted by our online beauty advisors, achieving the dual goals of fostering a sense of community while continually introducing discounts and holiday tie-in offers. In the Weixin groups, our beauty advisors constantly introduce attractive promotions, advise on how to put on the best look with our products, post pictures and tutorials, and respond to personal inquiries from group members.

Our current experience stores are located in shopping malls across different cities in China based on our analysis of the geographical locations of our targeted customers.

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

In order to leverage the scale effect and further strengthen product quality, we also engage directly in the manufacturing of our products either through direct investment or joint venture. For example, we have established a manufacturing and R&D hub equipped with best-in-class R&D capabilities in Guangzhou, China through a joint venture with Cosmax, in which we are a minority shareholder. The R&D and manufacturing hub commenced operations in August 2023, enabling further optimization of our supply chain. We expect the manufacturing and R&D facility to be one of the largest and most technologically advanced cosmetics manufacturing bases of its kind in China.

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

Fulfilment and Logistics

Our fulfilment team ensures orders are quickly, efficiently and accurately processed, packed, shipped and delivered to customers. In addition to our leased warehouses with a total area of 2,768 square meters, we mainly collaborate with third-party warehouse companies and leverage their warehouse and geographical coverage. As of December 31, 2024, we fulfill through a total of thirteen warehouses in three cities in China and one city overseas. For logistics, we work closely with major third-party logistics companies such as SF Express to fulfill shipments to our customers.

With the assistance of third-party logistics companies and the wide geographic distribution of our warehouses, our proprietary inventory tracking system enables our customers to receive real-time updates regarding the status of their orders. We are continually improving our fulfilment and logistics system to provide speedy delivery to our customers.

Data and Technology

Strong In-house Technology Team

Our business model is enabled by our technology and data. Our in-house team of engineers dedicated to technology, data and related functions develop and support the software and analytics on which our platform operates. Many of our engineers have years of coding experience in leading technology companies in China and around the world, having performed a variety of roles including product managers, user interface (UI) designers, front end and back end developers, testers, data analysts and architects. The team has developed a series of in-house systems across the value chain, including Supplier Relationship Management (SRM), Office Automation (OA), KOL Management System, Product Management System and Ecommerce Store (Xiaowanzi Weixin Shop).

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

Data Security and Privacy

We have adopted data protection policies to ensure the security of our proprietary data and employed a data security team of engineers and technicians dedicated to protecting the security of our data. To ensure data security and avoid data leakage, we have established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. We strictly manage the use of data across our departments and enforce vigorous policies on sharing data with external third parties or cooperating with third-party vendors in our data analytics efforts.

Trademark and Intellectual Property

Our most valuable intellectual property is our brand names, including Perfect Diary, Little Ondine, Pink Bear, Galénic, DR.WU, Eve Lom and EANTiM. We have registered 2,111 trademarks in China and 2,223 trademarks outside China as of December 31, 2024 to protect our brand names. The design of the packaging of our products is an important element of the enhancement of our brand image. Therefore, where possible and economically reasonable, we have registered figurative trademarks in order to protect our original labels and design patents in respect of some of our packaging. As of December 31, 2024, we had registered a total of 245 patents, including 9 utility model patents, 137 design patents and 64 invention patents (some of which are in the process of being transferred to us), and we had submitted applications for 35 patents which are currently pending approval worldwide.

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

In 2021, we identified two top Corporate Social Responsibility, or CSR, priorities for the Yatsen Group: (i) preservation of beauty in the natural environment, and (ii) the empowerment of women and feminine beauty in every aspect of life. To this end, we participated in SEE Foundation’s “Preserve China’s Beauty” campaign to protect the red-crowned crane in March 2021, which occurred at the same time as the launch of our Perfect Diary Red-crowned Crane Eyeshadow Palette product that month. In May 2022, we issued our first ESG Report, which details our strategic ESG initiatives to develop a long-term, sustainable and environmentally-friendly business, and reviews achievements made during the 2021 fiscal year. In December 2022, our ESG rating was upgraded to A by one of the world’s largest providers of ESG indexes, MSCI. This rating represents an internationally recognized leading level. In July 2023, we published our second ESG report, outlining our progress and performance in key ESG areas. In September 2024, we published our third ESG report, underscoring our approach and achievements in implementing ESG initiatives across various dimensions in 2023, while providing insights into future goals. We retained the MSCI ESG Rating of A in 2024.

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

Insurance

We maintain a range of insurance coverage in relation to our business that is customary for our industry, including, without limitation, property damage, public liability insurance and carriage of goods insurance.

We have not made any material claims on any insurance policy maintained by us during the period beginning January 1, 2024 to the date of this annual report.

Seasonality

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we typically generate a substantial portion of our net revenues in the second and the fourth calendar quarters as a result of higher sales during series of shopping festivals across online e-commerce platforms, such as “618” on June 18, “Double 11” on November 11 and “Double 12” on December 12. The seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

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

The Measures for the Administration on Inspection of Cosmetics, promulgated by the National Medical Products Administration on November 1, 2024, regulate the supervision and administration of cosmetics and the technical requirements specified in the compulsory national standards, technical specifications and materials on registration or recordation of cosmetics for cosmetics manufacturers and distributors.

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

Regulations Relating to Foreign Investment

The Foreign Investment Law of the PRC, or the Foreign Investment Law, and the Implementing Regulations of the Foreign Investment Law of the PRC, or the Implementing Regulations of the Foreign Investment Law, provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, the competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), as promulgated on September 6, 2024 by the National Development and Reform Commission, and the Ministry of Commerce, and taking effect on November 1, 2024, and the Encouraged Industry Catalogue for Foreign Investment (2022 Version), as promulgated by the National Development and Reform Commission and the Ministry of Commerce on October 26, 2022 and became effective on January 1, 2023. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

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

According to the Consumers Rights and Interests Protection Law of the PRC, which became effective on January 1, 1994 and was amended by the Standing Committee of the National People’s Congress on August 27, 2009 and October 25, 2013, respectively, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The consumers whose interests have been damaged due to the products or services that they purchase or receive on the internet trading platforms may claim damages against sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages against the operators of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. The Regulations on the Implementation of the Law on the Protection of Consumer Rights and Interests, promulgated by the State Council of the PRC on March 19, 2024 and took effect on July 1, 2025, provide detailed guidelines for the implementation of the Consumers Rights and Interests Protection Law of the PRC.

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

The Standing Committee of the National Congress of the PRC promulgated the Tariff Law of the PRC on April 26, 2024, which took effect on December 1, 2024. The Tariff Law of the PRC provides a comprehensive legal framework for China’s tariff policies, including import and export duties, anti-dumping measures, and countervailing duties.

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

On March 17, 2010, the State Administration of Radio, Film and Television issued the Internet Audio-visual Program Services Categories (Provisional), amended on March 10, 2017, which classified internet audio-visual program services into four categories. In addition, the Notice concerning Strengthening the Administration of the Streaming Service of Online Audio-Visual Programs promulgated by the State Administration of Press, Publication, Radio, Film and Television on September 2, 2016 emphasizes that, unless a specific license is granted, an audio-visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events. On November 2, 2016, the State Administration of Press, Publication, Radio, Film and Television issued the Notice on Strengthening the Management of Audio-visual Programs Disseminated through Online Social Platforms such as Weibo and Weixin, which stipulates that, as to Internet audio-visual program services carried out by any institutions or individual without a License for Online Transmission of Audio-visual Programs through Weibo accounts, Weixin official accounts, or other social applications, the online platform shall be held as the service provider. The platform is required to assume all management responsibilities, including content screening, in accordance with the regulations governing audio-visual program. Furthermore, the scope of programs provided by such institutions and individuals shall not exceed the business scope specified in the platform’s own license.

As of the date of this annual report, we have not obtained a License for Online Transmission of Audio-visual Programs. The PRC regulations do not specify whether short video clips constitute Online Audiovisual Programs requiring such license. For detailed analysis, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.”

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

Since the PRC laws do not specify whether online short video clips, other than short drama series and micro films, shall be governed by regulations on Radio and Television Programs, there remain uncertainties as to whether we are required to obtain the Permit for Production and Operation of Radio and Television Programs in the level of law. As of the date of this annual report, we are in the process of reapplying for a Permit for Production and Operation of Radio and Television Programs. For details on the risks associated with failure to obtain such license or permit, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.”

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

Under the Administrative Provisions on Construction Permit of Construction Projects, construction and decoration of all kinds of buildings and ancillary facilities shall apply for the permission before starting construction project unless the amount investment of the project less than RMB300,000 or the area of the construction project is less than 300 square meters (the administrative department of Housing and Urban-Rural development in provincial level may adjust the limitation capital based on the reality of different regions). According to the Notice of the Department of Housing and Urban-Rural Development of Guangdong Province on Adjusting the Threshold for Housing Construction and Municipal Infrastructure Projects Requiring Construction Permits, from September 1, 2019, housing construction and municipal infrastructure projects with the project amount of not more than RMB1,000,000 or building area of not more than 500 square meters is not required to apply for a construction permit. Some of our leased properties in Guangdong Province are over 500 square meters and the project amount of which are more than RMB1,000,000 thus shall apply for the construction permit. As of the date of this annual report, we have not obtained some of such requisite permissions, which might result in an order of corrections within a time limit, and a fine of 1% to 2% of the project amount.

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

On March 22, 2024, the Cyberspace Administration of China released the Provisions on Facilitating and Regulating the Cross-Border Data Transfer with immediate effect. The regulations aim to ensure data security, protect personal information rights and interests, and promote the orderly and free flow of data in accordance with the law. The regulations specify the declaration standards for important data export security assessment, and stipulate various conditions for data export activities that are exempt from declaration of data export security assessment, the establishment of personal information export standard contracts, and the certification of personal information protection. This includes situations where data that does not contain personal information or important data in international trade activities is provided overseas. At the same time, regulations have been made on the validity period and extension application of data export security assessment, data security protection obligations and supervisory management responsibilities, and the connection and application with other regulations on data export security management.

The State Council of the PRC published the Regulation on Network Data Security Management on September 24, 2024, which became effective on January 1, 2025. The regulation provides detailed guidelines for the implementation of the Cyber Security Law of the PRC, the Data Security Law of the PRC, and the Personal Information Protection Law of the PRC. The regulation stipulates a series of requirements for network data processors, including to identify, report and take specific measures to protect “important data” involved in their business. Failure to comply with these obligations may result in administrative penalties, including fines, suspension of business operations, and revocation of business licenses. The regulation also requires that network data processors processing the personal information of 10 million or more individuals to implement additional measures on personal information protection, including but not limited to, specifying the person in charge and the management body to perform corresponding responsibilities for network data security protection.

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

The Standing Committee of the National People’s Congress published the Value-Added Tax Law of the PRC on December 25, 2024, which will come into effect on January 1, 2026 and replace the Interim Regulations on Value-Added Tax of the PRC. While the Value-Added Tax Law of the PRC mainly preserves the fundamental structure of the current VAT regulations, it further clarifies and adjusts specific rules, including the definition of “taxable transactions occurring in China,” the definition of “deemed taxable transactions,” the tax rate and calculation criteria for small-scale taxpayers.

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

Contractual Arrangements with the VIE and Its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Yatsen Holding Limited is an exempted company with limited liability incorporated in the Cayman Islands. Guangzhou Yatsen is our wholly owned PRC subsidiary. To comply with PRC laws and regulations, we conduct the business of online sales of cosmetics products and skincare products in China through Huizhi Weimei, the VIE in China, through a series of contractual arrangements by and among Guangzhou Yatsen, the VIE and its nominee shareholders. The VIE may need to obtain licenses that are otherwise not permitted or advisable to be held directly by our wholly foreign-owned subsidiaries, including the License for Online Transmission of Audio-visual Programs and the Permit for Production and Operation of Radio and Television Programs. Although our wholly foreign-owned subsidiaries produce a significant majority of our revenues and hold a significant majority of our operational assets, the VIE holds certain assets that may be critical to the operation of our business. Main assets held by the VIE and its subsidiaries include the majority of the social platforms and content offering platforms we operate such as Weixin public accounts and mini-programs, which are registered and held by the VIE and its subsidiaries.

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

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to or otherwise different from the above opinions of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.
Property, Plants and Equipment

Our principal executive offices are located on leased premises comprising approximately 4,790 square meters in Guangzhou, China. We have two supplemental office comprising approximately 13,754 square meters and one R&D center comprising approximately 1,977 square meters in Guangzhou, China. We also have a business complex that serves as both office building and R&D center, comprising approximately 3,819 square meters, and a 324-square-meter joint laboratory in Shanghai, China. In addition, we lease an aggregate area of 1,305 square meters in other cities of mainland China as office space.

Besides, we lease facilities located in Guangzhou as warehouses comprising approximately 2,768 square meters. We have a manufacturing and R&D hub in Guangzhou, China in connection with our joint venture with Cosmax as a minority shareholder, comprising approximately 66,462 square meters, which commenced operations in August 2023. Beyond China, we have a facility that serves as both office and laboratory for the Galénic brand in France, comprising approximately 683 square meters. All of our properties are leased and we plan to renew our leases as needed.

As of December 31, 2024, we also leased properties for 41 of our offline experience stores across 28 cities in mainland China, with an aggregate area of 3,167.3 square meters.

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

A.
Operating Results

Founded in 2016, we have launched and acquired several color cosmetics brands and skincare brands, including Perfect Diary, Little Ondine, Pink Bear, Galénic, DR.WU (its mainland China business), Eve Lom and EANTiM, among others. We achieved success through our digitally native DTC business model that was new to China’s beauty industry. Through this model, we focus on deep customer engagement, innovative product development and personalized services.

We generate substantially all of our net revenues from the sale of beauty products under our own brands. We have developed a number of successful brands and products. Our most iconic, best-selling products include Galénic N°1 Poudre Vitamine C Pure Eclaircissante serum, Perfect Diary Biolip Essense Lipstick (including the first and second generations), DR.WU Intensive Renewal Serum with Mandelic Acid and Eve Lom Cleanser.

Through our DTC model, we gain insights through direct engagement with customers, which drives product development, content creation, and further improvement of our omni-channel customer experience. We have built core technology and data capabilities that power our business operations, including our marketing strategies, product development, supply chain management and customer service.

Our total net revenues decreased from RMB3.71 billion in 2022 to RMB3.41 billion in 2023, and decreased from RMB3.41 billion in 2023 to RMB3.39 billion (US$464.9 million) in 2024. We incurred a net loss of RMB821.3 million in 2022, RMB750.2 million in 2023 and RMB710.2 million (US$97.3 million) in 2024. Our net loss position in 2024 was mainly due to (i) goodwill impairment mainly in relation to the Eve Lom reporting unit, (ii) investments in marketing and branding expenses for our brands, some of which are going through brand upgrades, and some are still in their early development stage, (iii) R&D, personnel and administrative expenses and (iv) share-based compensation expenses recorded in accordance with U.S. GAAP.

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

As a result, our Skincare Brands have grown steadily over the past three years. In 2023, due to the strong brand positioning and product offerings of Galénic, DR.WU (mainland China business) and Eve Lom, our net revenues from Skincare Brands reached RMB1.38 billion. This represents an increase of 11.4% year-over-year from RMB1.24 billion in 2022 and accounts for 40.5% of total net revenues in 2023. In 2024, primarily driven by the rapid growth of Galénic, our net revenues from Skincare Brands reached RMB1.39 billion (US190.9 million), representing an increase of 0.7% year-over-year and accounting for 41.1% of total net revenues in 2024.

Utilizing our strengthened R&D capability and insights gained through our direct engagement with customers, we are able to develop new popular products more efficiently. Having a broad, attractive and updated product portfolio for each of our skincare business and color cosmetics business helps to maintain the popularity of our brands, increases customer loyalty and encourages customer purchases. We expect to continue to develop and launch new products under each of our brands to respond to the latest industry trends and customer feedback. The success of new brand and product launches will impact the growth of our business, our ability to continue to attract and engage customers, and our short-term and long-term financial performance, including our net revenues and operating expenses, in particular marketing expenses associated with the launch and promotion of such new brands.

Our Ability to Attract and Retain Customers and Expand Coverage Among Various Sales Channels

Our success relies on our ability to continually attract new customers, retain existing customers and maintain broad coverage among various e-commerce and distribution channels, while maintaining sustainable profit margins. We strive to grow the popularity of our products with recognition of our brands, increased selection of innovative beauty products at attractive price points, our engaging shopping experience and quality customer service, and the effectiveness of our marketing initiatives. As China’s beauty e-commerce and retailing landscape evolve, we will seek to balance the need to reach a broader consumer base while improving the sales through the channels where we have business presence.

We generate net revenues through sales (i) directly to end customers through various DTC online channels as well as offline stores, and (ii) to e-commerce platform distributors and offline distributors who then sell to end customers. For the years ended December 31, 2022, 2023 and 2024, our net revenues generated through DTC channels as a percentage of total net revenues were 84.9%, 84.6% and 82.9%, respectively. Going forward, we will continue to diversify our sales channels, including content and livestreaming platforms such as Douyin, shelf-based e-commerce platforms such as Tmall and third-party distributors as well as beauty-focused offline retail store.

Our Pricing Strategy and Ability to Maintain Optimal Gross Margins

Our results of operations depend on our ability to design our pricing strategy to both maintain attractiveness to customers and to gradually improve our gross margins as we continue to grow our business. Our product pricing strategy is driven by the introduction of new products, promotional events on e-commerce platforms, adoption of new ways of engaging and selling to consumers such as livestreaming, and the broader competitive landscape. In general, we strive to gradually improve our gross margin by introducing higher-margin new products and stricter discounts and promotions, despite facing heavy price competition in the market place. As a result of our integrated approach, our gross margin was 68.0%, 73.6% and 77.1% for the years ended December 31, 2022, 2023 and 2024, respectively. The continual improvement of our gross margin for the past three years is also the result of higher revenue contribution from our skincare products, which generally have higher gross margins compared to our color cosmetic products. We also intend to incrementally introduce more premium products under our Perfect Diary brand. We expect to gradually improve our gross margin over time as we continue to focus on improving product and channel mix, as well as implementing more disciplined pricing and discount policies.

Effectiveness of Our Marketing Strategies

Our results of operations also depend on our ability to attract and retain customers while maintaining reasonable marketing expenses. While we are a young company, we have been successful in building popular brands and marketing our products, by leveraging our core capabilities in social media and digital marketing as well as our diversified sales channels. We work with KOLs to market our products cost-effectively, and the close cooperation with KOLs provides us with valuable insights into the impact these KOLs have on our targeted consumers, and helps us increase marketing efficiency and effectiveness. With a large follower base on social media, we are able to engage in more cost-effective marketing through direct engagement with and marketing to this group of consumers who have previously bought our products or are interested in our products.

We have also leveraged our offline experience store network to increase our presence and to reach and serve our customers at different touchpoints. As of December 31, 2024, we operated 88 experience stores, compared with 114 stores as of December 31, 2023. The reduction was due to our strategical adjustment to our offline footprint while maintaining a certain number of stores for in-person interactions with customers. We believe that maintaining a certain number of experience stores enables us to drive stronger engagement with our customers by providing a physical space to sample our products and engage with our brands.

Our selling and marketing expenses have been and will continue to be affected by the number of new product launches, spending on performance-based marketing on our e-commerce channels, branding and promotional activities to support the growth of our new and existing brands, and expenses related to our offline stores. Through our data insights, we also monitor our return on investment across our various marketing and distribution channels and adjust our marketing spending and strategy accordingly. Our selling and marketing expenses as a percentage of total net revenues increased from 65.3% in 2023 to 66.9% in 2024, which was primarily due to higher channel traffic expenses as a result of Douyin’s growing contribution to sales. With our focus on growing our sustainability and achieving profitability, we plan to further optimize our channel mix and expenses for performance-based marketing on our e-commerce channels while allocating resources to strengthen the brand equities for our existing brands.

We also plan to optimize our expenses related to our experience stores by increasing productivity among our beauty advisors and optimizing utilization of our experience stores’ space.

Our Ability to Manage Operating Costs and Expenses

Our results of operations are affected by our ability to manage our selling and marketing expenses, general and administrative expenses and fulfilment expenses. From 2021 to 2023, to control our selling and marketing expenses, we selectively closed underperforming offline stores, reduced marketing event-related expenses and streamlined our online marketing activities. In 2024, we increased our investments in the Douyin platform, in line with the growing revenue contribution from Douyin, partially offset by lower marketing and content expenses due to our more strategic marketing spending. As a result, our selling and marketing expenses decreased from RMB2.33 billion in 2022 to RMB2.23 billion in 2023, and slightly increased to RMB2.27 billion (US$310.8 million) in 2024.

As part of our strategic transformation plan to cut costs and improve efficiency, we took measures to optimize our structure. Our general and administrative expenses decreased from RMB720.4 million in 2022 to RMB500.9 million in 2023, and further decreased to RMB444.4 million (US$60.9 million) in 2024. The decreases were mainly driven by the decrease in payroll expenses primarily in connection with the reduced headcount and the decrease in depreciation expenses.

We have also developed an efficient supply chain involving manufacturing, warehousing and logistics. We leverage technology and data to manage supplier partners, ODM/OEM and packaging supply partners and other service partners, and adjust such partners’ operations to maintain optimal inventory levels as well as ensure smooth product launches. We cooperate with leading manufacturers with strong capabilities, as well as physical proximity to our customers, enabling us to further shorten the production and fulfilment process, thereby improving customer experience. Fulfilment expenses as a percentage of total net revenues decreased from 7.3% in 2022 to 6.7% in 2023 and further decreased to 6.4% in 2024. We expect to further optimize our operating expenses by leveraging our technology- and data-driven supply chain management systems and outsourcing our warehouse and handling operations.

Key Components of Results of Operations

Net revenues

Our net revenues are net of refunds and value-added tax. Our net revenues are primarily generated from selling our beauty products and comprise net revenues from Color Cosmetics Brands, Skincare Brands and others. The following table sets forth the breakdown of our net revenues by segment both in absolute amounts and as a proportion of our total net revenues for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Segment
-Color Cosmetics Brands	2,415,500	65.2	1,973,726	57.8	1,968,350	269,663	58.0
-Skincare Brands	1,241,528	33.5	1,383,578	40.5	1,393,259	190,876	41.1
-Others	49,094	1.3	57,470	1.7	31,805	4,357	0.9
Total net revenues	3,706,122	100.0	3,414,774	100.0	3,393,414	464,896	100.0

As we have been continually expanding our Skincare Brands business, we expect net revenues from the Skincare Brands segment to increase.

Sales of product by channel. We generate net revenues primarily from selling our beauty products (i) directly to end customers through various DTC online channels as well as offline stores, and (ii) to e-commerce platform distributors and offline distributors who then sell to end customers. Our DTC channels include content and livestreaming platforms such as Douyin, shelf-based e-commerce platforms such as Tmall, and our offline stores. Our primary e-commerce platform distributors are JD.com and Vipshop. The following table sets forth the breakdown of our net revenues by channel both in absolute amounts and as a proportion of our total net revenues for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Sales of product by channel
-Sales to end customers	3,145,807	84.9	2,890,229	84.6	2,812,370	385,293	82.9
-Sales to distributor customers	546,543	14.7	514,781	15.1	572,541	78,438	16.9
-Others	13,772	0.4	9,764	0.3	8,503	1,165	0.2
Total net revenues	3,706,122	100.0	3,414,774	100.0	3,393,414	464,896	100.0

With the goal to achieve sustainable growth in 2025 and beyond, we intend to improve return on investment on all our key sales channels, improve gross margins of our products and diversify our sales channels, including e-commerce platforms besides Douyin and Tmall as well as third-party distributors.

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

The following table sets forth our cost of revenues by amounts and percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	1,187,370	32.0	901,455	26.4	776,236	106,344	22.9

The following table sets forth our gross profit in absolute amount and gross profit margin for the years presented. We aim to continue improving our gross profit margin by adjusting our product mix, channel mix while implementing our strategies in pricing and discounts.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Gross profit	2,518,752	2,513,319	2,617,178	358,552
Gross profit margin	68.0%	73.6%	77.1%	77.1%

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Fulfilment expenses	269,886	7.3	229,021	6.7	216,540	29,666	6.4
Selling and marketing expenses	2,330,480	62.9	2,230,974	65.3	2,268,793	310,823	66.9
General and administrative expenses	720,409	19.4	500,942	14.7	444,373	60,879	13.1
Research and development expenses	126,875	3.4	111,698	3.3	109,287	14,972	3.2
Impairment of goodwill	—	—	354,039	10.3	403,076	55,221	11.9
Total operating expenses	3,447,650	93.0	3,426,674	100.3	3,442,069	471,561	101.4

Fulfilment expenses. Fulfilment expenses are primarily expenses related to the warehousing, shipping and delivery of products to customers, which mainly include rental and personnel costs for warehouses, third-party shipping costs and customer service-related expenses.

Selling and marketing expenses. Selling and marketing expenses primarily consist of (i) advertising and marketing promotion expenses, (ii) platform and other commissions, (iii) personnel costs for sales and marketing staff, (iv) rental, depreciation expenses, personnel and other costs for offline experience stores and (v) share-based compensation expenses. We typically allocate more selling and marketing budget during launches of our new products and introduction of new brands.

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

Impairment of goodwill. Impairment of goodwill represents the amount by which the carrying value of the net assets exceeds its fair value in connection with certain reporting units.

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

PRC

Generally, our PRC subsidiaries, the VIE and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. According to a policy promulgated by the State Administration of Taxation and effective from 2008 and onwards, enterprises engaged in research and development activities are entitled to claim an additional special tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The deduction rate for qualified research and development expenses has been increased from 50% to 75% according to Notice by the Ministry of Finance, the State Administration of Taxation and the Ministry of Science and Technology of Raising the Proportion of Weighted Pre-tax Deduction of Research and Development Expenses, which was effective from 2018 to 2020 and was further extended to 2023. According to the Notice on Further Improving the Additional Pre-Tax Deduction Policy for Research and Development Expenses announced by the Ministry of Finance and the State Administration of Taxation on March 26, 2023, the additional special tax deduction rate for qualified research and development expenses increased from 75% to 100% as a long-term policy. Without further notice from the governmental authorities, such policy remains effective as of the date of this annual report. Guangzhou Jiyan Cosmetics Technology Co., Ltd., and Shanghai Jiyan Cosmetics Technology Co., Ltd. are entitled to claim the special deduction referred above.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Total net revenues	3,706,122	100.0	3,414,774	100.0	3,393,414	464,896	100.0
Total cost of revenues	(1,187,370)	(32.0)	(901,455)	(26.4)	(776,236)	(106,344)	(22.9)
Gross profit	2,518,752	68.0	2,513,319	73.6	2,617,178	358,552	77.1
Operating expenses:
Fulfilment expenses	(269,886)	(7.3)	(229,021)	(6.7)	(216,540)	(29,666)	(6.4)
Selling and marketing expenses	(2,330,480)	(62.9)	(2,230,974)	(65.3)	(2,268,793)	(310,823)	(66.9)
General and administrative expenses	(720,409)	(19.4)	(500,942)	(14.7)	(444,373)	(60,879)	(13.1)
Research and development expenses	(126,875)	(3.4)	(111,698)	(3.3)	(109,287)	(14,972)	(3.2)
Impairment of goodwill	—	—	(354,039)	(10.3)	(403,076)	(55,221)	(11.9)
Total operating expenses	(3,447,650)	(93.0)	(3,426,674)	(100.3)	(3,442,069)	(471,561)	(101.4)
Loss from operations	(928,898)	(25.0)	(913,355)	(26.7)	(824,891)	(113,009)	(24.3)
Financial income	34,656	0.9	89,020	2.6	86,136	11,801	2.5
Foreign currency exchange (loss) gain	(35,357)	(1.0)	7,218	0.2	(20,399)	(2,795)	(0.6)
Income from equity method investments, net	12,548	0.3	10,122	0.3	1,386	190	0.0
Impairment of investments	(5,078)	(0.1)	—	—	—	—	—
Other income, net	103,501	2.8	53,558	1.6	44,461	6,091	1.3
Loss before income tax expenses	(818,628)	(22.1)	(753,437)	(22.1)	(713,307)	(97,722)	(21.0)
Income tax benefits (expenses)	(2,705)	(0.1)	3,210	0.1	3,086	423	0.1
Net loss	(821,333)	(22.2)	(750,227)	(22.0)	(710,221)	(97,299)	(20.9)

Segment Information

The following table sets forth our segment operating results for the years ended December 31, 2022, 2023 and 2024.

	For the year ended December 31, 2024
	Color Cosmetics Brands	Skincare Brands	Others	Total segments
	RMB
Total net revenues	1,968,350	1,393,259	31,805	3,393,414
Total cost of revenues	(488,394)	(269,185)	(18,657)	(776,236)
Advertising, marketing and commission expenses (a)	(1,003,978)	(743,423)	—	(1,747,401)
Impairment of goodwill	(5,266)	(397,810)	—	(403,076)
Other expenses (b)	(656,131)	(431,560)	(6,342)	(1,094,033)
Segment (loss) income from operations	(185,419)	(448,719)	6,806	(627,332)

	For the year ended December 31, 2023
	Color Cosmetics Brands	Skincare Brands	Others	Total segments
	RMB
Total net revenues	1,973,726	1,383,578	57,470	3,414,774
Total cost of revenues	(574,995)	(292,305)	(34,155)	(901,455)
Advertising, marketing and commission expenses (a)	(993,920)	(683,229)	—	(1,677,149)
Impairment of goodwill	—	(354,039)	—	(354,039)
Other expenses (b)	(756,958)	(485,273)	(21,456)	(1,263,687)
Segment (loss) income from operations	(352,147)	(431,268)	1,859	(781,556)

	For the year ended December 31, 2022
	Color Cosmetics Brands	Skincare Brands	Others	Total segments
	RMB
Total net revenues	2,415,500	1,241,528	49,094	3,706,122
Total cost of revenues	(836,706)	(321,298)	(29,366)	(1,187,370)
Advertising, marketing and commission expenses (a)	(980,484)	(472,869)	—	(1,453,353)
Other expenses (b)	(1,075,308)	(510,456)	(18,973)	(1,604,737)
Segment (loss) income from operations	(476,998)	(63,095)	755	(539,338)

The following table presents the reconciliation from the segment (loss) income from operations to the consolidated loss before income tax expenses for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Segment income (loss) from operations	(539,338)	(781,556)	(627,332)
Unallocated expenses (c)	(389,560)	(131,799)	(197,559)
Financial income	34,656	89,020	86,136
Foreign currency exchange (loss) gain	(35,357)	7,218	(20,399)
Income from equity method investments, net	12,548	10,122	1,386
Impairment of investments	(5,078)	—	—
Other (expenses) income, net	103,501	53,558	44,461
Loss before income tax expenses	(818,628)	(753,437)	(713,307)

Notes:

(a) Advertising, marketing and commission expenses mainly represent (i) advertising and marketing promotion expenses, (ii) platform and other commissions.

(b) Other expenses represent (i) fulfilment expenses related to warehousing, shipping and delivery of products to customers include rental and personnel costs for warehouses, third-party shipping costs and customer service-related expenses, (ii) other selling and marketing expenses related to personnel costs for sales and marketing staff and rental, depreciation expenses, personnel and other costs for offline experience stores, (iii) general and administrative expenses and research and development expenses which consist of personnel costs and other expenses which are related to general corporate functions and research and development activities.

(c) Unallocated expenses represent share-based compensation and amortization of intangible assets resulting from assets and business acquisitions, which are not allocated to segments.

No asset information is provided for reportable segments as no such information provides to the chief operating decision-maker to evaluate the segment performance and most assets are managed at the group level.

Substantially all our revenues and long-lived assets are derived from and located in the PRC.

Year ended December 31, 2024 compared to year ended December 31, 2023

Total net revenues

Our net revenues slightly decreased by 0.6% from RMB3.41 billion in 2023 to RMB3.39 billion (US$464.9 million) in 2024, primarily attributable to the decline in net revenues from Color Cosmetics Brands, partially offset by the increase in net revenues from Skincare Brands. The decline in net revenues from Color Cosmetics Brands was primarily because Perfect Diary was still undergoing its strategic transformation. While the Biolip Essence series has performed well, the brand needs to further build its product lineup. Our Skincare Brands experienced continued growth primarily due to the solid performance of our premium brands and our continued development of these brands during the year. Our net revenues generated through Skincare Brands as a percentage of total net revenues increased from 40.5% in 2023 to 41.1% in 2024.

Total cost of revenues

Our cost of revenues decreased by 13.9% from RMB901.5 million in 2023 to RMB776.2 million (US$106.3 million) in 2024, primarily due to cost optimization across all of our brand portfolio.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 4.1% from RMB2.51 billion in 2023 to RMB2.62 billion (US$358.6 million) in 2024, and our gross margins increased from 73.6% in 2023 to 77.1% in 2024. The increase was primarily attributable to increasing sales of higher-gross margin products.

Fulfilment expenses

Our fulfilment expenses decreased from RMB229.0 million in 2023 to RMB216.5 million (US$29.7 million) in 2024, which was primarily attributable to a decrease in warehouse and logistics cost from RMB181.7 million in 2023 to RMB169.2 million (US$23.2 million) in 2024, mainly due to lower sales volume of our beauty products, and a decrease in customer service cost from RMB29.4 million in 2023 to RMB25.0 million (US$3.4 million) in 2024. Our fulfilment expenses as a percentage of net revenues decreased from 6.7% in 2023 to 6.4% in 2024 due to our further improvements in logistics efficiency.

Selling and marketing expenses

Our selling and marketing expenses increased from RMB2.23 billion in 2023 to RMB2.27 billion (US$310.8 million) in 2024, which was relatively stable.

General and administrative expenses

Our general and administrative expenses decreased from RMB500.9 million in 2023 to RMB444.4 million (US$60.9 million) in 2024, primarily due to lower payroll expenses and depreciation expenses resulting from a reduction in general and administrative headcount.

Research and development expenses

Our research and development expenses decreased from RMB111.7 million in 2023 to RMB109.3 million (US$15.0 million) in 2024, primarily due to a decrease in share-based compensation expenses from RMB5.0 million in 2023 to RMB0.9 million (US$0.1 million) in 2024.

Impairment of goodwill

We recorded impairment of goodwill of RMB354.0 million in 2023 and RMB403.1 million (US$55.2 million) in 2024. The impairment mainly represents the amount by which the carrying value of the Eve Lom reporting unit exceeded its fair value, based on quantitative goodwill impairment test, primarily due to weaker operating results than expected.

Loss from operations

We generated net loss from operations of RMB913.4 million in 2023 and net loss from operations of RMB824.9 million (US$113.0 million) in 2024 as a result of the foregoing. The decrease in net loss from operations is primarily attributable to our higher gross profit mainly as a result of the increased sales of higher-gross-margin products and enhanced operating efficiencies.

Income tax benefits

Our income tax benefits remained relatively stable at RMB3.2 million in 2023 and RMB3.1 million (US$0.4 million) in 2024.

Net loss

We generated a net loss of RMB750.2 million in 2023 and a net loss of RMB710.2 million (US$97.3 million) in 2024 as a result of the foregoing.

Year ended December 31, 2023 compared to year ended December 31, 2022

Total net revenues

Our net revenues decreased by 7.9% from RMB3.71 billion in 2022 to RMB3.41 billion in 2023, primarily attributable to the decline in net revenues from Color Cosmetics Brands, partially offset by the increase in net revenues from Skincare Brands. Sales of our Color Cosmetics Brands were impacted by intensified industry competition from both domestic and international brands, a reduction in the number of offline experience stores, and our decision to limit discounts and promotions due to our brand building strategy for sustainable growth. Our Skincare Brands, on the other hand, enjoyed steady growth primarily due to the solid performance of our clinical and premium brands, strong brand positioning and our continued development of these brands during the year, partially offset by our strategic decision to phase out the Abby’s Choice brand. Our net revenues generated through Skincare Brands as a percentage of total net revenues increased from 33.5% in 2022 to 40.5% in 2023.

Total cost of revenues

Our cost of revenues decreased by 24.1% from RMB1.19 billion in 2022 to RMB901.5 million in 2023, primarily due to the decrease in overall sales volume of our beauty products in 2023 and cost optimization across all of our brand portfolio.

Gross profit and gross margin

As a result of the foregoing, our gross profit decreased by 0.2% from RMB2.52 billion in 2022 to RMB2.51 billion in 2023, and our gross margins increased from 68.0% in 2022 to 73.6% in 2023, primarily due to (i) increasing sales of higher-gross margin products from Skincare Brands, (ii) more disciplined pricing and discount policies, and (iii) cost optimization across all of our brand portfolio.

Fulfilment expenses

Our fulfilment expenses decreased from RMB270.0 million in 2022 to RMB229.0 million in 2023, which was primarily attributable to a decrease in warehouse and logistics cost from RMB213.0 million in 2022 to RMB181.7 million in 2023 mainly due to lower sales volume of our beauty products, and a decrease in customer service cost from RMB38.9 million in 2022 to RMB29.4 million in 2023. Our fulfilment expenses as a percentage of net revenues decreased from 7.3% in 2022 to 6.7% in 2023 due to our further improvements in logistics efficiency.

Selling and marketing expenses

Our selling and marketing expenses decreased from RMB2.33 billion in 2022 to RMB2.23 billion in 2023, primarily attributable to (i) a decrease in expenses for offline experience stores from RMB404.0 million in 2022 to RMB149.4 million due to the closure of underperforming offline experience stores and (ii) a decrease in share-based compensation expenses from RMB62.2 million in 2022 to RMB23.5 million in 2023, partially offset by an increase in advertising, marketing and brand promotion costs from RMB1.06 billion in 2022 to RMB1.26 billion in 2023. The increase in our advertising, marketing and brand promotion costs was primarily due to the brand upgrade of Perfect Diary as well as the investments in new product launches across our brands.

General and administrative expenses

Our general and administrative expenses decreased from RMB720.4 million in 2022 to RMB500.9 million in 2023, primarily due to a decrease in share-based compensation expenses from RMB248.4 million in 2022 to RMB46.9 million in 2023.

Research and development expenses

Our research and development expenses decreased from RMB126.9 million in 2022 to RMB111.7 million in 2023, primarily due to a decrease in share-based compensation expenses from RMB26.0 million in 2022 to RMB5.0 million in 2023.

Impairment of goodwill

We recorded impairment of goodwill of nil in 2022 and of RMB354.0 million in 2023. The impairment represents the amount by which the carrying value of the Eve Lom reporting unit exceeded its fair value, based on quantitative goodwill impairment test, primarily due to weaker operating results than expected at the time of acquisition.

Income (loss) from operations

We generated net loss from operations of RMB928.9 million in 2022 and net loss from operations of RMB913.4 million in 2023 as a result of the foregoing. The decrease in net loss from operations is primarily attributable to our stricter pricing and discount policies as well as the closure of underperforming offline stores.

Income tax benefits/(expenses)

We recorded income tax expenses of RMB2.7 million in 2022 and income tax benefits of RMB3.2 million in 2023. The change was primarily due to a reduction of income tax expenses provided for profitable entities.

Net (loss) income

We generated a net loss of RMB821.3 million in 2022 and of RMB750.2 million in 2023 as a result of the foregoing.

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

B.
Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash generated from/(used in) operating activities	136,208	(107,442)	(243,666)	(33,382)
Net cash (used in)/provided by investing activities	(1,155,416)	(260,487)	592,123	81,121
Net cash used in financing activities	(654,450)	(342,455)	(394,226)	(54,009)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	89,978	14,192	5,028	689
Net decrease in cash and cash equivalents and restricted cash	(1,583,680)	(696,192)	(40,741)	(5,581)
Cash and cash equivalents and restricted cash at the beginning of the year	3,138,008	1,554,328	858,136	117,564
Cash and cash equivalents and restricted cash at the end of the year	1,554,328	858,136	817,395	111,983

To date, we have financed our operating and investing activities primarily through cash generated by historical equity financing activities. As of December 31, 2022, 2023 and 2024, respectively, our cash, cash equivalents and restricted cash were RMB1.55 billion, RMB858.1 million and RMB817.4 million (US$112.0 million). We had short-term investments with an aggregate outstanding amount of RMB539.1 million (US$73.9 million) as of December 31, 2024. Our cash and cash equivalents primarily consist of currency on hand, deposits held by financial institutions that can be added to or withdrawn without limitation, short-term and highly liquid investments placed with banks, and all highly liquid investments with original maturities of three months or less. Short-term investments consist primarily of financial products offered by commercial banks in the PRC with fixed maturity dates ranging from three months to one year.

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

As of December 31, 2024, 34.3% of our cash, cash equivalents and restricted cash were held in China, and 34.4% were denominated in Renminbi. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

Operating activities

Net cash used in operating activities in 2024 was RMB243.7 million (US$33.4 million). The difference between our net cash used in operating activities in 2024 of RMB243.7 million (US$33.4 million) and net loss of RMB710.2 million (US$97.3 million) in the same period was primarily due to certain non-cash items, primarily consisting of (i) impairment of goodwill of RMB403.1 million (US$55.2 million) mainly due to impairment of Eve Lom reporting unit, (ii) amortization of intangible assets of RMB112.6 million (US$15.4 million), (iii) share-based compensation of RMB91.2 million (US$12.5 million), (iv) amortization of right-of-use assets of RMB69.4 million (US$9.5 million) and (v) depreciation of property and equipment of RMB38.0 million (US$5.2 million). The adjustment for changes in operating assets and liabilities primarily consisted of (i) an increase of RMB65.3 million (US$8.9 million) in prepayments and other current assets, (ii) a decrease of RMB66.9 million (US$9.2 million) in lease liabilities, and (iii) a decrease in accounts payable of RMB33.6 million (US$4.6 million).

Net cash used in operating activities in 2023 was RMB107.4 million. The difference between our net cash used in operating activities in 2023 of RMB107.4 million and net loss of RMB750.2 million in the same period was primarily due to certain non-cash items, primarily consisting of (i) impairment of goodwill of RMB354.0 million due to impairment of Eve Lom reporting unit, (ii) amortization of right-of-use assets of RMB88.6 million, (iii) share-based compensation of RMB77.5 million, (iv) amortization of intangible assets of RMB61.0 million and (v) depreciation of property and equipment of RMB53.7 million. The adjustment for changes in operating assets and liabilities primarily consisted of (i) a decrease of RMB109.4 million in inventories, (ii) a decrease of RMB89.3 million in lease liabilities, and (iii) an increase in accrued expenses and other liabilities of RMB65.3 million.

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

Investing activities

Net cash generated from investing activities in 2024 was RMB592.1 million (US$81.1 million), primarily due to sales of short-term investments of RMB2.01 billion (US$274.7 million), which was partially offset by (i) purchases of short-term investments of RMB1.32 billion (US$180.3 million), (ii) purchase of property and equipment of RMB52.7 million (US$7.2 million), and (iii) investments on equity investments of RMB42.0 million (US$5.8 million) mainly related to our participation as a limited partner in a venture capital fund.

Net cash used in investing activities in 2023 was RMB260.5 million, primarily due to (i) purchase of short-term investments of RMB2.34 billion, (ii) investments on equity investments of RMB121.5 million mainly related to our participation as a limited partner in a venture capital fund, and (iii) purchase of property and equipment of RMB43.6 million, which was partially offset by sales of short-term investments of RMB2.22 billion.

Net cash used in investing activities in 2022 was RMB1.16 billion, primarily due to (i) purchase of short-term investments of RMB2.42 billion, (ii) investments on equity investments of RMB135.8 million mainly related to the funding of our joint venture with Cosmax and our participation as a limited partner in a venture capital fund, and (iii) purchase of property and equipment of RMB50.8 million, which was partially offset by sales of short-term investments of RMB1.46 billion.

Financing activities

Net cash used by financing activities in 2024 was RMB394.2 million (US$54.0 million), primarily attributable to repurchase of ordinary shares of RMB405.8 million (US$55.6 million).

Net cash used by financing activities in 2023 was RMB342.5 million, primarily attributable to repurchase of ordinary shares of RMB212.7 million and repurchase of redeemable non-controlling interests of RMB134.7 million.

Net cash used by financing activities in 2022 was RMB654.5 million, primarily attributable to payments for repurchases of ordinary shares of RMB654.7 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures, capital commitment, products and services purchase commitment and operating lease commitments.

Our capital expenditures are primarily incurred for purchases of property and equipment, as well as intangible assets. Our capital expenditures were RMB59.3 million in 2022, RMB44.0 million in 2023 and RMB57.0 million (US$7.8 million) in 2024. We expect to moderate our spending on capital expenditures to reserve resources to support our strategic transformation.

Commitments and Obligations

The following table sets forth our capital commitment, products and services purchase commitment and operating lease obligations as of December 31, 2024:

	Payment due by December 31,
	Total	1 Year	1-3 Years	3-5 Years	Over 5 Years
	(RMB in thousands)
Capital commitment	4,243	2,703	1,540	-	-
Products and services purchase commitment	146,844	146,844	-	-	-
Operating lease obligations(1)	938	478	460	-	-
Total	152,025	150,025	2,000	-	-

Note:

(1)
Operating lease obligations consist of the obligations under the lease agreements covering our warehouses, stores and office spaces.

We intend to fund our existing and future material cash requirements with our existing cash balance and proceeds. We will continue to make cash commitments prudently, including capital expenditures, to meet the expected growth of our business.

We provided a financial guarantee to our depositary bank in 2022 for collection of minimum annual service fees until 2024 and place a security deposit of US$6.0 million in the depositary bank. The security bank deposit will be forfeited up to US$6.0 million if the depositary bank is not able to collect the contractual minimum annual service fees from ADR holders. During the year ended December 31, 2023 and 2024, we received US$3.0 million and US3.0 million security deposit back from the depositary bank respectively. As of December 31, 2024, the financial guarantee period expired.

In addition, we provided financial guarantees to a joint venture for the purpose of enabling it to obtain bank loans. As of December 31, 2024, the total amount of financial guarantees provided to the joint venture was RMB96.6 million (US$13.2 million). The guarantees are typically secured by the assets of the joint venture, and we believe that the probability of having to make payments under the guarantees is remote. Nevertheless, we have assessed the associated risks and potential liabilities and have recognized a contingent liability in our financial statements. We will continue to monitor the performance of the joint venture and assess the risks associated with the guarantees.

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024. While the above indicates our material cash requirements as of December 31, 2024, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

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

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

Our goodwill of RMB155.0 million (US$21.2 million) as of December 31, 2024 was mainly related to DR.WU and other reporting units. We monitored the actual performance of the business and conducted goodwill impairment test on an annual basis as of December 31. Revenue of Eve Lom units did not meet our expectations and therefore our short and long term forecasts for Eve Lom were revised downwards with an adverse impact on future expected cash flows. We used a discounted cash flow model to estimate the fair value of the Eve Lom reporting unit based on our updated strategic plans, supplemented by market comparable analysis. This led to the recognition of an impairment of goodwill of RMB403.1 million (US$55.2 million). The key assumptions in estimating the fair value of the Eve Lom reporting unit were the revenue growth rates, gross profit ratios, discount rate and terminal value.

See Note 10 of the Notes to the Consolidated Financial Statements for information regarding goodwill.

Item 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.
Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jinfeng Huang	41	Chairman of the Board of Directors and Chief Executive Officer
Donghao Yang	53	Director and Chief Financial Officer
Jing Cheng	53	Chief Scientific Officer
Sidney Xuande Huang	59	Independent Director
Bonnie Yi Zhang	51	Independent Director
Jiming Ha	62	Independent Director

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

Jing Cheng has over 27 years of experience in research and development in the beauty industry. Prior to joining the Company, Ms. Cheng worked at Estee Lauder Companies (NYSE: EL) for 17 years, having served in a number of senior management and research positions, including as Vice President, APAC R&D, since July 2014. From July 2001 to January 2005, Ms. Cheng worked at Revlon, leading technical, quality control, regulatory and manufacturing organizations in China. Before 2001, she worked at several other companies, including Henkel from July 2000 to July 2001. Ms. Cheng received her bachelor’s degree in polymer science from Shanghai Jiao Tong University, and her master’s degree in fine chemistry from East China University of Science and Technology. She also completed the Fudan-Olin Executive MBA program co-held by Washington University in St. Louis and Fudan University in 2009.

Sidney Xuande Huang has served as our independent director since November 2020. Mr. Huang is currently a senior advisor to JD.Com, Inc. (NASDAQ: JD; HKSE: 9618) and was its chief financial officer from September 2013 until his retirement in September 2020, including the last three months as an executive coach to his successor. Mr. Huang has been a member of the board of directors of Kuaishou Technology (HKSE: 1024) since February 2021, Tuya Inc. (NYSE: TUYA and HKSE: 2391) since June 2022, and MIXUE Group (HKSE: 2097) since December 2023. Prior to JD.com, Mr. Huang was the chief financial officer of Vancelnfo Technologies Inc. (NYSE: VIT) and its successor company, Pactera Technology International Ltd., from July 2006 to September 2013. He also served as the co-president of Vancelnfo Technologies Inc. from 2011 to 2012 and its chief operating officer from 2008 to 2010. Prior to Vancelnfo Technologies Inc., he was the chief financial officer of two other China-based companies in technology and internet sectors between 2004 and 2006. Mr. Huang was an investment banker at Citigroup Global Markets Inc. in New York from 2002 to 2004. He held various positions including audit manager at KPMG LLP from 1996 to 2000 and was a Certified Public Accountant in the State of New York. Mr. Huang is currently a Foundation Fellow at St Antony’s College of Oxford University, where he was an academic visitor focusing on geoeconomics from 2021 to 2022. He obtained his master’s degree in business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

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

B.
Compensation

For the year ended December 31, 2024, we paid to our executive officers an aggregate of RMB9.5 million (US$1.3 million) in cash and RMB0.5 million (US$67 thousand) for benefits including certain contributions equal to certain percentages of each officer’s salary for his or her pension insurance, medical insurance, supplementary medical insurance, unemployment insurance and other statutory benefits and a housing provident fund as required by PRC law, and US$0.2 million to our independent directors. We did not make additional payments to our executive officers for their role as directors for the year ended December 31, 2024.

Share Incentive Plan

2018 Share Option Plan

Our shareholders and board of directors adopted the 2018 Share Option Plan in September 2018, which was amended and restated respectively in July 2019, March 2020, and September 2020, to attract and retain the best available personnel, provide additional incentives to employees and directors, and promote the success of our business. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2018 Share Option Plan is 249,234,508. As of December 31, 2024, options to purchase an aggregate amount of 219,328,442 Class A ordinary shares under the 2018 Share Option Plan had been granted, excluding awards that were forfeited or canceled after the relevant grant dates.

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

2022 Share Incentive Plan

Our board of directors have approved and authorized the adoption of the 2022 Share Incentive Plan, effective on January 1, 2023. The 2022 Share Incentive Plan will expire on the tenth anniversary of its effective date. Under the 2022 Share Incentive Plan, the maximum aggregate number of ordinary shares of our company available for issuance is 1.5% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of December 31, 2022, plus an annual increase by (i) (A) 1.5% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each of the first two fiscal years of our company beginning January 1, 2024, and (B) 1.0% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each subsequent fiscal year of our company during the term of the 2022 Share Incentive Plan, or (ii) such fewer number of shares as may be determined our board of directors. As of December 31, 2024, options to purchase an aggregate amount of 10,798,054 Class A ordinary shares under the 2022 Share Incentive Plan had been granted, excluding awards that were forfeited or canceled after the relevant grant dates.

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

Termination and Amendment of the Plan. Unless terminated earlier, the 2022 Share Incentive Plan has a term of ten years from January 1, 2023. Our board of directors has the authority to terminate, amend or modify the 2022 Share Incentive Plan, subject to shareholder approval to the extent necessary to comply with applicable law. However, without the prior written consent of the participant, no termination, amendment, or modification of the 2022 Share Incentive Plan shall adversely affect in any material way any award previously granted pursuant to the 2022 Share Incentive Plan. Historically, a total of 149,363,572 restricted Class A ordinary shares and 21,356,415 restricted Class B ordinary shares resulting from early exercise or modification of options granted to our employees, officers and directors had been issued to and were held by three trusts for the grantees’ benefit. These shares have been and continue to be subject to satisfaction of the service conditions set forth in the applicable equity award agreements. As of February 28, 2025, a total of 79,226,352 Class A ordinary shares and 0 Class B ordinary shares related to options granted to our employees, officers and directors were held by the two trusts for the grantees’ benefit, which have been and will continue to be subject to satisfaction of the service conditions set forth in the applicable equity award agreements.

The following table summarizes, as of February 28, 2025, the outstanding options that were granted to our directors and executive officers under the 2018 Share Option Plan and the 2022 Share Incentive Plan.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Bonnie Yi Zhang	*	0.025	March 25, 2021	November 19, 2034
	*	0.025	March 1, 2022	November 18, 2035
	*	0.025	January 1, 2025	November 18, 2038
Jiming Ha	*	0.025	March 25, 2021	March 11, 2035
	*	0.025	March 1, 2022	November 18, 2035
	*	0.025	January 1, 2025	November 18, 2038
Sidney Xuande Huang	*	0.025	March 25, 2021	November 19, 2034
	*	0.025	March 1, 2022	November 18, 2035
Jing Cheng	*	0.025	February 28, 2023	February 1, 2037
Total	16,781,255	—	—	—

Note:

* The options held by each of these directors and executive officers represent less than 1% of our total Class A ordinary shares on an as-converted basis outstanding as of February 28, 2025.

The following table summarizes, as of February 28, 2025, the number of restricted ordinary shares related to the options granted to our officers and directors under the 2018 Share Option Plan and the 2022 Share Incentive Plan.

Name	Number of Shares Underlying Options
Donghao Yang	11,205,020

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

D.
Employees

We had 1,837 full-time employees as of December 31 2022, 1,505 full-time employees as of December 31, 2023 and 1,350 full-time employees as of December 31, 2024, and most of our full-time employees are located in China. The following table sets forth the number of our full-time employees as of December 31, 2024.

Function	Number of Employees
R&D and Product Development	146
Supply Chain	43
Marketing	182
Online Operation and Sales	338
Offline Retail	266
Global Business	88
Customer Service	133
Others	154
Total	1,350

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

E.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2025 by:

•
each of our directors and executive officers; and
•
each of our principal shareholders who beneficially owns 5% or more of our total outstanding shares.

The calculations in the table below are based on 1,236,592,748 Class A ordinary shares (excluding 860,008,135 Class A ordinary shares, which consisted of shares underlying the ADSs repurchased by our company pursuant to the share repurchase program, shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and shares held under the trusts for the benefit of certain employees, directors and officers of our company as disclosed in “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans”) and 600,572,880 Class B ordinary shares outstanding as of February 28, 2025.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power***
Directors and Executive Officers**:
Jinfeng Huang(1)	43,551,314	600,572,880	644,124,194	35.1%	91.0%
Donghao Yang	67,230,160	—	67,230,160	3.7%	0.5%
Jing Cheng	*	—	*	*	*
Sidney Xuande Huang	*	—	*	*	*
Bonnie Yi Zhang	*	—	*	*	*
Jiming Ha	*	—	*	*	*
All Directors and Executive Officers as a Group	118,901,168	600,572,880	719,474,048	39.0%	91.6%
Principal Shareholders:
Entities affiliated with Jinfeng Huang(1)	43,551,314	600,572,880	644,124,194	35.1%	91.0%
Hillhouse Entities(2)	300,560,602	—	300,560,602	16.4%	2.3%
ZhenFund Entities(3)	222,868,921	—	222,868,921	12.1%	1.7%
Banyan Partners Entities(4)	90,747,345	—	90,747,345	4.9%	0.7%

Notes:

* Less than 1% of our total Class A ordinary shares on an as-converted basis outstanding as of February 28, 2025.

** Except as indicated otherwise below, the business address of our directors and executive officers is Floor 39, Poly Development Plaza, No. 832 Yue Jiang Zhong Road, Haizhu District, Guangzhou 510335, Guangdong Province, People’s Republic of China

*** For each person or group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is currently entitled to twenty votes per share, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)
Represents (i) 39,081,080 Class A ordinary shares and 600,572,880 Class B ordinary shares held by Slumdunk Holding Limited, a British Virgin Islands business company, and (ii) 4,470,234 Class A ordinary shares held by Yellow Bee Limited, a British Virgin Islands business company. Slumdunk Holding Limited owns the entire voting shares of Yellow Bee Limited and Mr. Jinfeng Huang is the sole director of Yellow Bee Limited. The business address of Yellow Bee Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The business address of Slumdunk Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
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
(3)
Represents (i) 166,673,701 Class A ordinary shares and 55,557,900 Class A ordinary shares in the form of ADSs held by Zhen Partners Fund IV, L.P. and (ii) 637,320 Class A ordinary shares in the form of ADSs held by Zhen Advisors Ltd., based on the information contained in the Schedule 13G/A filed by the relevant reporting persons with the SEC on November 12, 2024. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. The business address of Zhen Fund entities is P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands.
(4)
Represents 77,409,586 Class A ordinary shares directly held by Banyan Fund III, L.P. and 13,337,759 Class A ordinary shares directly held by Banyan Fund III-A, L.P., based on the information contained in the Schedule 13G/A filed by the relevant reporting persons with the SEC on February 13, 2025. Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. are incorporated in the Cayman Islands and Banyan Partners III Ltd., a Cayman Islands company, is their general partner. The business address of both Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.

To our knowledge, as of February 28, 2025, 1,640,869,630 of our Class A ordinary shares were held by three record holders in the United States, among which, one is the depositary of our ADS program that held 1,640,869,628 Class A ordinary shares. As of February 28, 2025, none of our Class B ordinary shares were held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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
Related Party Transactions

Contractual Arrangements with the VIE

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

We purchased inventories and services from companies over which we exercise significant control in the amount of RMB137.5 million, RMB211.0 million and RMB285.5 million (US$39.1 million) in 2022, 2023 and 2024, respectively. As of December 31, 2022, 2023 and 2024, the amount due to a company over which we exercise significant control was RMB27.2 million, RMB9.4 million and RMB28.9 million (US$4.0 million), respectively, which were unsecured and interest free. Our sales of inventories to a company over which we exercise significant control was RMB1.8 million (US$0.2 million) in 2024. As of December 31, 2024, the amount due from companies over which we exercise significant control was RMB4.0 million (US$0.5 million). Our sales of inventories to a company controlled by our chief executive officer were RMB11.4 million, RMB20.1 million and RMB10.4 million (US$1.4 million) for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2022,

2023 and 2024, the amount due from a company controlled by our chief executive officer was RMB5.6 million, RMB2.8 million and RMB5.1 million (US$0.7 million), respectively.

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

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. For example, on September 23, 2022, a putative securities class action lawsuit was filed against us, certain of our directors and officers, our authorized U.S. representative, a shareholder, and the underwriters for our November 2020 initial public offering in the U.S. District Court for the Southern District of New York (captioned Maeshiro v. Yatsen Holding Limited et al., No. 1:22-cv-08165). The plaintiff in this case alleges, in sum and substance, that our registration statement filed in connection with our November 2020 initial public offering and other public disclosures contained false or misleading statements in violation of the U.S. federal securities laws. In December 2023, the defendants filed a motion to dismiss the amended complaint, and briefing on the motion to dismiss was completed in March 2024. On July 22, 2024, the U.S. District Court for the Southern District of New York granted the defendants’ motion to dismiss all claims. On August 30, 2024, the plaintiffs filed a motion for leave to file a second amended complaint. We filed an opposition to the motion on September 11, 2024. The court has yet to rule on plaintiffs’ motion for leave to amend. At this stage, we cannot predict the timing, outcome, potential damages, or expenses that may be incurred in this action.

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
•
may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service, or IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, or any minimum tax considerations, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•
banks and other financial institutions;
•
insurance companies;
•
pension plans;
•
cooperatives;
•
regulated investment companies;
•
real estate investment trusts;
•
broker-dealers;
•
traders that elect to use a mark-to-market method of accounting;
•
certain former U.S. citizens or long-term residents;
•
tax-exempt entities (including private foundations);

•
persons liable for any minimum tax;
•
persons who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
•
investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
•
investors that have a functional currency other than the U.S. dollar;
•
persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or
•
partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities or arrangements;

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

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

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

Although the law in this regard is not entirely clear, we intend to treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2024 and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to the U.S. Treasury regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of a foreign tax credit or deduction in light of their particular circumstances, their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or Class A ordinary shares. Under the PFIC rules:

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2024, we did not receive such reimbursement from the depositary.

PART II

Item 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

As of December 31, 2024, US$438.2 million of the net proceeds received from our initial public offering were used for share repurchase program, strategic investments and acquisitions, investment in the joint venture with Cosmax, offline experience store network expansion and operation, research and development, as well as for business operations and other general corporate purposes. These are the reasonable estimates for our actual uses of the net proceeds received from our initial public offering. Our management will have significant flexibility and discretion to apply the net proceeds from our initial public offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of the initial public offering differently than as disclosed previously.

Item 15.
CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal accountant, and by its affiliates, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2023	2024
	(RMB in thousands)
Audit fees(1)	9,200	8,000
Tax fees(2)	1,234	1,326
All other fees(3)	585	794

Notes:

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)
“Tax fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal accountant and its affiliates.
(3)
“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal accountant and its affiliates other than services reported under “Audit Fees” and “Tax Fees.”

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

As of February 28, 2025, we had repurchased 39,781,505 ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us in 2024. All shares were repurchased in the open market pursuant to the share repurchase program announced on November 18, 2021 and amended on August 26, 2022 and November 20, 2023.

	Total Number of ADSs Purchased	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of the Publicly Announced Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (US$, in millions)
Period

January 1, 2024 - January 31, 2024	603,930	3.67	603,930	68.0
February 1, 2024 - February 29, 2024	577,324	2.86	577,324	66.3
March 1, 2024 - March 31, 2024	2,362,074	2.44	2,362,074	60.5
April 1, 2024 - April 30, 2024	2,472,799	3.46	2,472,799	52.0
May 1, 2024 - May 31, 2024	2,094,991	4.14	2,094,991	43.3
June 1, 2024 - June 30, 2024	1,104,996	3.19	1,104,996	39.8
July 1, 2024 - July 31, 2024	1,170,425	3.54	1,170,425	35.6
August 1, 2024 - August 31, 2024	783,830	3.63	783,830	32.8
September 1, 2024 - September 30, 2024	567,093	3.33	567,093	30.9
October 1, 2024 - October 31, 2024	1,410,844	3.61	1,410,844	25.8
November 1, 2024 - November 30, 2024	1,348,231	4.17	1,348,231	20.2
December 1, 2024 - December 31, 2024	4,429,857	4.53	4,429,857	0.1
Total	18,926,394	3.70

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. Insider Trading Policies

Our board of directors has established insider trading policies and procedures to provide guidance on the purchase, sale, and other dispositions of our securities by our directors, officers, employees, consultants and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

Our Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading adopted by our board of directors on November 20, 2023 is filed as Exhibit 11.2 to this annual report on Form 20-F.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures that are integrated into our overall enterprise risk management system. These procedures aim to identify, assess and manage potential and existing cybersecurity threats. We have implemented a robust three-tier information security management structure, consisting of a data security committee, a data security management team, and a data security execution team, to ensure the Company’s information security and manage cybersecurity risks. Below are our schemes and measures to effectively protect information security of the Company and users and manage risks from potential and existing cybersecurity threats:

•
Information protection process. We have employed both user-end and enterprise-end protection measures to ensure strict management of data of users and employees. To protect consumers’ right to know, we formulated user privacy protection policies on our Weixin mini-program and third-party shopping platforms, clarifying relevant provisions on personal information acquisition for personalized advertising and information sharing. At enterprise end, we set up information extraction procedures with multiple approvals required for employees’ and customers’ information and perform necessary desensitization on the exported data according to management level to reduce the risk of data leakage. Since 2023, we have implemented “Threat Detection Platform” to protect all end users from computer virus, ransomware and phishing email attack.
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

2.5	Description of Securities (incorporated by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-39703), filed with the Securities and Exchange Commission on April 26, 2024)
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

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Zhong Lun Law Firm
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97 to the annual report on Form 20-F (File No. 001-39703), filed with the Securities and Exchange Commission on April 26, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 22, 2025

YATSEN HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yatsen Holding Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Yatsen Holding Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income (loss), of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Goodwill Impairment Assessment – Determining fair values for DR.WU Reporting Unit

As described in Notes 2(n) and 10 to the consolidated financial statements, the Company’s consolidated goodwill balance was RMB155 million as of December 31, 2024, and the goodwill associated with the DR.WU reporting unit was RMB134 million, Management conducts an impairment test as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the fair value of a reporting unit to the unit’s carrying value, including goodwill. An impairment charge is recorded, when necessary, for the amount by which the carrying amount exceeds the reporting unit’s fair value, up to a maximum amount of the goodwill balance for the reporting unit. Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections used in the model for the DR.WU reporting unit included significant judgments and assumptions related to revenue growth rates, gross profit ratios, the discount rate and terminal value. Management utilized the services of an independent valuation firm to assist with the determination of the fair value of the reporting unit.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the DR.WU reporting unit is a critical audit matter are (i) the significant judgment utilized by management when developing the fair value of the reporting unit which in turn led to a high degree of auditor judgment, subjectivity, and effort in designing and applying procedures relating to evaluating the reasonableness of management’s significant assumptions; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the DR.WU reporting unit. These procedures also included, among others (i) testing management’s process for developing the fair value estimate; (ii) evaluating the competence, capability and objectivity of the independent valuation firm engaged by the Company; (iii) evaluating the appropriateness of the discounted cash flow model; (iv) testing the completeness and accuracy of underlying data used in the model; and (v) evaluating the reasonableness of the significant assumptions used by management related to the revenue growth rates, gross profit ratios, the discount rate and terminal value. Evaluating management’s assumptions related to the revenue growth rates, gross profit ratios and terminal value involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry forecasts; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. The discount rate was evaluated by comparing it to the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the Company’s discounted cash flow model and the discount rate assumption.

Impairment of Inventories

As of December 31, 2024, the Company’s net balance of inventories was RMB386 million. As described in Notes 2(k) and 6 to the consolidated financial statements, the Company recorded an impairment allowance of RMB43 million as of December 31, 2024 for excessive, slow moving, expired and obsolete inventories, to adjust the carrying value of such inventories to the lower of their cost or estimated net realizable value. The estimate of net realizable value requires management to make significant assumptions relating to the demand forecast for inventories, including potential product obsolescence, sales strategy, and marketability of inventories.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the impairment of inventories. These procedures also included, among others, (i) evaluating the appropriateness of management’s estimation process of the net realizable value of inventory; (ii) testing the completeness and accuracy of underlying data used in the model, including historical sales performance and turnover of individual stock-keeping units (“SKUs”) and the aging and expiration dates of inventory on hand at December 31, 2024; and (iii) evaluating the reasonableness of the significant assumptions used by management related to potential product obsolescence, sales strategy and marketability underlying the demand forecast by (i) reviewing the actual subsequent sales volume to corroborate management’s judgements applied over the indicators of excessive, slow moving and obsolete SKUs; (ii) testing net realizable value by comparing the actual selling prices of certain SKUs subsequent to the year end to their carrying amounts at the year end, and (iii) performing retrospective reviews by comparing actual inventory write-downs with previously established historical estimates, to evaluate management’s ability to establish reasonable estimates.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 22, 2025

We have served as the Company’s auditor since 2019.

YATSEN HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			(Note2(e))
Assets
Current assets
Cash and cash equivalents	836,888	817,395	111,983
Restricted cash	21,248	—	—
Short-term investments	1,218,481	539,130	73,861
Accounts receivable, net	198,851	214,558	29,394
Inventories, net	352,090	386,054	52,889
Prepayments and other current assets	303,841	381,404	52,252
Amounts due from related parties	20,200	9,113	1,248
Total current assets	2,951,599	2,347,654	321,627
Non-current assets
Investments	618,752	664,579	91,047
Property and equipment, net	64,878	74,373	10,189
Goodwill, net	556,567	155,029	21,239
Intangible assets, net	671,396	559,708	76,680
Deferred tax assets	1,375	1,381	189
Right-of-use assets, net	114,348	147,501	20,208
Other non-current assets	27,100	20,642	2,828
Total non-current assets	2,054,416	1,623,213	222,380
Total assets	5,006,015	3,970,867	544,007
Liabilities, redeemable non-controlling interests and shareholders' equity
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB7,645 and RMB3,481 as of December 31, 2023 and 2024, respectively)	105,691	72,090	9,876
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of RMB26,810 and RMB11,064 as of December 31, 2023 and 2024, respectively)	41,579	19,574	2,682
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Group of RMB8,646 and RMB6,639 as of December 31, 2023 and 2024, respectively)	391,217	460,143	63,039
Amounts due to related parties	9,431	28,884	3,957
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Group of RMB929 and RMB929 as of December 31, 2023 and 2024)	17,946	20,088	2,752
Lease liabilities due within one year	45,464	39,409	5,399
Total current liabilities	611,328	640,188	87,705
Non-current liabilities
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of nil and RMB10,628 as of December 31, 2023 and 2024, respectively)	111,591	103,306	14,153
Deferred income-non current	30,556	14,832	2,032
Lease liabilities	67,767	109,526	15,005
Total non-current liabilities	209,914	227,664	31,190
Total liabilities	821,242	867,852	118,895
Commitments and contingencies

YATSEN HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			(Note2(e))
Redeemable non-controlling interests	51,466	50,984	6,985
Shareholders’ equity

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2023 and December 31, 2024; 2,030,600,883 Class A shares and 666,572,880 Class B ordinary shares issued as of December 31, 2023, 2,096,600,883 Class A shares and 600,572,880 Class B ordinary shares issued as of December 31, 2024; 1,487,546,132 Class A ordinary shares and 666,572,880 Class B ordinary shares outstanding as of December 31, 2023, 1,234,627,468 Class A ordinary shares and 600,572,880 Class B ordinary shares outstanding as of December 31, 2024)

	173	173	24
Treasury shares	(864,568)	(1,276,330)	(174,856)
Additional paid-in capital	12,260,208	12,273,767	1,681,499
Statutory reserves	24,177	28,147	3,856
Accumulated deficit	(7,345,153)	(8,057,297)	(1,103,845)
Accumulated other comprehensive income	60,200	86,866	11,900
Total Yatsen Holding Limited shareholders' equity	4,135,037	3,055,326	418,578
Non-controlling interests	(1,730)	(3,295)	(451)
Total shareholders' equity	4,133,307	3,052,031	418,127
Total liabilities, redeemable non-controlling interests and shareholders' equity	5,006,015	3,970,867	544,007

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note2(e))
Total net revenues	3,706,122	3,414,774	3,393,414	464,896
Total cost of revenues	(1,187,370)	(901,455)	(776,236)	(106,344)

Gross profit	2,518,752	2,513,319	2,617,178	358,552
Operating expenses:
Fulfilment expenses	(269,886)	(229,021)	(216,540)	(29,666)
Selling and marketing expenses	(2,330,480)	(2,230,974)	(2,268,793)	(310,823)
General and administrative expenses	(720,409)	(500,942)	(444,373)	(60,879)
Research and development expenses	(126,875)	(111,698)	(109,287)	(14,972)
Impairment of goodwill	—	(354,039)	(403,076)	(55,221)
Total operating expenses	(3,447,650)	(3,426,674)	(3,442,069)	(471,561)
Loss from operations	(928,898)	(913,355)	(824,891)	(113,009)
Financial income	34,656	89,020	86,136	11,801
Foreign currency exchange (loss) gain	(35,357)	7,218	(20,399)	(2,795)
Income from equity method investments, net	12,548	10,122	1,386	190
Impairment of investments	(5,078)	—	—	—
Other income, net	103,501	53,558	44,461	6,091
Loss before income tax expenses	(818,628)	(753,437)	(713,307)	(97,722)
Income tax (expenses) benefits	(2,705)	3,210	3,086	423
Net loss	(821,333)	(750,227)	(710,221)	(97,299)
Less: Net loss attributable to non-controlling interests and redeemable non-controlling interests	(5,962)	(5,439)	(2,047)	(280)
Accretion to redeemable non-controlling interests	—	2,975	—	—
Net loss attributable to the Yatsen Holding Limited's shareholders	(815,371)	(747,763)	(708,174)	(97,019)
Net loss per ordinary share
Net loss per ordinary share-basic	(0.34)	(0.34)	(0.35)	(0.05)
Net loss per ordinary share-diluted	(0.34)	(0.34)	(0.35)	(0.05)
Weighted average number of ordinary shares used in computing net loss per ordinary share
Ordinary shares—basic	2,372,728,777	2,195,818,231	2,025,072,131	2,025,072,131
Ordinary shares—diluted	2,372,728,777	2,195,818,231	2,025,072,131	2,025,072,131

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note2(e))
Net loss	(821,333)	(750,227)	(710,221)	(97,299)
Other comprehensive (loss) income:
Foreign currency translation adjustment, net of nil tax	181,585	134,395	26,666	3,653
Total comprehensive loss	(639,748)	(615,832)	(683,555)	(93,646)
Less: Comprehensive loss attributable to the non-controlling interests	(5,962)	(5,439)	(2,047)	(280)
Comprehensive loss attributable to the Yatsen Holding Limited’s shareholders	(633,786)	(610,393)	(681,508)	(93,366)

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary Shares		Treasury Shares		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non- controlling	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Income (Loss)	interests	Equity (Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	2,697,173,763	173	(170,420,447)	(22,330)	11,697,942	21,352	(5,782,169)	(255,780)	9,718	5,668,906
Net loss	—	—	—	—	—	—	(815,371)	—	(5,962)	(821,333)
Foreign currency translation adjustment	—	—	—	—	—	—	—	181,585	—	181,585
Share-based compensation related to vesting of share options	—	—	—	—	392,727	—	—	—	—	392,727
Share-based compensation related to accelerated vesting of share options	—	—	—	—	(64,660)	—	—	—	—	(64,660)
Related to modification of exercise price of share options on modification day	—	—	—	—	12,793	—	—	—	—	12,793
Repurchase of ordinary shares	—	—	(290,503,052)	(646,820)	—	—	—	—	—	(646,820)
Appropriation to statutory reserves	—	—	—	—	—	2,825	(2,825)	—	—	—
Others	—	—	—	—	—	—	—	—	(596)	(596)
Balance as of December 31, 2022	2,697,173,763	173	(460,923,499)	(669,150)	12,038,802	24,177	(6,600,365)	(74,195)	3,160	4,722,602

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary Shares		Treasury Shares		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non- controlling	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Income (Loss)	interests	Equity (Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	2,697,173,763	173	(460,923,499)	(669,150)	12,038,802	24,177	(6,600,365)	(74,195)	3,160	4,722,602
Net loss	—	—	—	—	—	—	(744,788)	—	(5,439)	(750,227)
Foreign currency translation adjustment	—	—	—	—	—	—	—	134,395	—	134,395
Share-based compensation related to vesting of share options	—	—	—	—	79,407	—	—	—	—	79,407
Share-based compensation related to accelerated vesting of share options	—	—	—	—	(1,905)	—	—	—	—	(1,905)
Repurchase of ordinary shares	—	—	(119,211,860)	(213,054)	—	—	—	—	—	(213,054)
Acquisition of additional equity interests in subsidiaries	—	—	—	—	(549)	—	—	—	549	—
Repurchase of redeemable non-controlling interests	—	—	—	—	186,437	—	—	—	—	186,437
Transactions in relation to redeemable non-controlling interests	—	—	—	—	(30,907)	—	—	—	—	(30,907)
Exercise of options	—	—	37,080,608	17,636	(11,077)	—	—	—	—	6,559
Balance as of December 31, 2023	2,697,173,763	173	(543,054,751)	(864,568)	12,260,208	24,177	(7,345,153)	60,200	(1,730)	4,133,307

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary Shares		Treasury Shares		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non-controlling	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Income (Loss)	interests	Equity (Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	2,697,173,763	173	(543,054,751)	(864,568)	12,260,208	24,177	(7,345,153)	60,200	(1,730)	4,133,307
Net loss	—	—	—	—	—	—	(708,174)	—	(1,565)	(709,739)
Foreign currency translation adjustment	—	—	—	—	—	—	—	26,666	—	26,666
Share-based compensation related to vesting of share options	—	—	—	—	91,174	—	—	—	—	91,174
Repurchase of ordinary shares	—	—	(378,527,896)	(499,876)	—	—	—	—	—	(499,876)
Appropriation to statutory reserves	—	—	—	—	—	3,970	(3,970)	—	—	—
Exercise of options	—	—	59,609,232	88,114	(77,615)	—	—	—	—	10,499
Balance as of December 31, 2024	2,697,173,763	173	(861,973,415)	(1,276,330)	12,273,767	28,147	(8,057,297)	86,866	(3,295)	3,052,031

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from operating activities
Net loss	(821,333)	(750,227)	(710,221)	(97,299)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	114,047	53,683	37,994	5,205
Amortization of intangible assets	56,848	61,077	112,631	15,430
Share-based compensation	340,860	77,502	91,174	12,491
Amortization of right-of-use assets	168,369	88,645	69,439	9,513
Recognition of deferred income	(14,934)	(15,733)	(16,061)	(2,200)
Impairment allowance of inventory	(3,079)	(38,246)	(22,798)	(3,123)
Current expected credit losses	—	19,887	617	85
Deferred income tax benefits	(8,360)	(8,655)	(8,644)	(1,184)
Impairment of and (gain) loss on disposal of property and equipment	80,288	(1,188)	(1,122)	(154)
Loss on disposal of intangible assets	920	381	—	—
Impairment of investments	5,078	—	—	—
Share of income from equity investments	(12,548)	(10,122)	(1,386)	(190)
Impairment of goodwill	—	354,039	403,076	55,221
Changes in operating assets and liabilities:
Accounts receivable	154,995	(4,472)	(16,324)	(2,236)
Interest receivables on short-term investments	319	937	257	35
Prepayments and other current assets	65,916	(7,270)	(65,260)	(8,941)
Inventories	277,997	109,443	(11,165)	(1,530)
Other non-current assets	27,335	25,785	6,458	885
Amounts due from related parties	(5,594)	(27,969)	11,086	1,519
Amounts due to related parties	13,275	(17,811)	19,453	2,665
Accounts payable	(120,970)	(14,156)	(33,601)	(4,603)
Accrued expenses and other liabilities	(17,303)	65,322	(22,516)	(3,085)
Advances from customers	(4,028)	24,927	(22,005)	(3,015)
Income tax payables	5,079	(3,880)	2,142	293
Lease liabilities	(166,969)	(89,341)	(66,890)	(9,164)
Net cash provided by (used in) operating activities	136,208	(107,442)	(243,666)	(33,382)
Cash flows from investing activities
Purchases of intangible assets	(8,550)	(321)	(4,280)	(586)
Purchases of property and equipment	(50,778)	(43,648)	(52,740)	(7,225)
Proceeds from disposal of property and equipment	4,099	1,953	2,099	288
Purchases of short-term investments	(2,421,802)	(2,341,533)	(1,316,051)	(180,298)
Sales of short-term investments	1,459,564	2,222,376	2,005,095	274,696
Acquisition of businesses, net of cash and cash equivalents acquired	(2,107)	—	—	—
Investments on equity investments	(135,842)	(121,547)	(42,000)	(5,754)
Proceeds from disposal of investments	—	22,233	—	—
Net cash (used in) provided by investing activities	(1,155,416)	(260,487)	592,123	81,121
Cash flows from financing activities
Issuance costs of issuance of Ordinary Shares in IPO	(1,706)	—	—	—
Proceeds from exercise of vested share options	1,906	4,902	11,566	1,585
Repurchases of ordinary shares	(654,650)	(212,693)	(405,792)	(55,594)
Repurchase of redeemable non-controlling interests	—	(134,664)	—	—
Net cash used in financing activities	(654,450)	(342,455)	(394,226)	(54,009)

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	89,978	14,192	5,028	689
Net decrease in cash and cash equivalents and restricted cash	(1,583,680)	(696,192)	(40,741)	(5,581)
Cash and cash equivalents and restricted cash at the beginning of the year	3,138,008	1,554,328	858,136	117,564
Cash and cash equivalents and restricted cash at the end of the year	1,554,328	858,136	817,395	111,983
Supplemental disclosures of cash flow information
Income taxes paid	(6,108)	(7,750)	(2,910)	(399)
Supplemental schedule of non-cash investing and financing activities
Purchases of property and equipment	10,607	12,687	9,141	1,252
Purchases of intangible assets	282	397	828	113
Receivables of exercise price of share options	—	1,633	577	79
Payable for repurchases of Ordinary Shares	—	442	94,701	12,974
Capital injection from non-controlling interests	1,337	—	—	—
Repurchase of redeemable non-controlling interests	—	22,197	—	—
Recognition of redeemable non-controlling interests	—	50,129	—	—

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data or otherwise noted)

1.
Organization and principal activities
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

As of December 31, 2024, details of the Company's principal subsidiaries and VIE were as follows:

	Place of	Date of	Percentage of
	incorporation	incorporation	beneficial ownership	Principal activities
Principal subsidiaries:
Yatsen (HK) Limited	Hong Kong	June 4, 2019	100%	Cosmetics Sales
Guangzhou Yatsen Global Co., Ltd. (“Guangzhou Yatsen”)	PRC	July 29, 2015	100%	Cosmetics Sales
Guangzhou Yixun Cosmetics Co., Ltd.	PRC	October 22, 2020	100%	Cosmetics Sales
Aoyan Holding Limited	Cayman Islands	January 8, 2020	100%	Cosmetics Sales
Aoyan HK Limited	Hong Kong	February 17, 2020	100%	Cosmetics Sales
Aoyan (Shanghai) Cosmetics Trading Co., Ltd.	PRC	June 4, 2019	100%	Cosmetics Sales
Yatsen Global Holding Limited	British Virgin Islands	March 13, 2020	100%	Cosmetics Sales
Yatsen Global Pte. Ltd.	Singapore	March 28, 2020	100%	Cosmetics Sales
Eve Lom Limited	British Virgin Islands	March 2, 2021	100%	Cosmetics Sales
YALENIC GLOBAL HOLDING PTE. LTD.	Singapore	September 5, 2020	90%	Cosmetics Sales
Galenic (Shanghai) Trading Co., Ltd.	PRC	January 18, 2021	90%	Cosmetics Sales
Galenic (Shanghai) E-commerce Co., Ltd.	PRC	January 28, 2021	90%	Cosmetics Sales
Skintech Global Holding Limited	British Virgin Islands	October 2, 2020	90%	Cosmetics Sales
Dskin (HK) Limited	Hong Kong	November 16, 2020	90%	Cosmetics Sales
Guangzhou Duoxin E-commerce Co., Ltd.	PRC	December 24, 2020	90%	Cosmetics Sales
Shanghai DR.WU Skincare Co., Ltd.	PRC	April 11, 2023	90%	Cosmetics Sales

VIE:
Huizhi Weimei (Guangzhou) Trading Co., Ltd. (“HZ VIE”)	PRC	February 22, 2019	100%	Cosmetics Sales

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

1.
Organization and principal activities (Continued)
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

1.
Organization and principal activities (Continued)
(b)
VIE Arrangements between the VIEs and the Company's PRC subsidiary (Continued)

The following consolidated financial information of the consolidated VIEs is included in the accompanying consolidated financial statements as of and for the year ended:

	As of December 31,
	2023	2024
	RMB	RMB
Cash and cash equivalents	12,202	3,967
Accounts receivable, net	6,428	10,636
Inventories, net	348	285
Prepayments and other current assets	7,742	11,991
Amounts due from non-VIE subsidiaries	10	2
Total current assets	26,730	26,881

Investments	291,965	360,102
Property and equipment, net	1,606	48
Total non-current assets	293,571	360,150
Total assets	320,301	387,031

Accounts payable	7,645	3,481
Advances from customers	26,810	11,064
Accrued expenses and other liabilities	8,646	6,639
Income tax payables	929	929
Amounts due to non-VIE subsidiaries	266,018	306,573
Total current liabilities	310,048	328,686
Deferred tax liabilities	—	10,628
Total non-current liabilities	—	10,628
Total liabilities	310,048	339,314

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues	323,246	183,737	167,319
Net income (loss)	16,624	2,922	37,463
Net cash provided by operating activities	17,306	36,473	8,241
Net cash used in investing activities	(30,277)	(107,721)	(41,976)
Net cash (used in) provided by financing activities	(5,644)	74,526	25,500
Net (decrease) increase in cash and cash equivalents	(18,615)	3,278	(8,235)

(1)
The proceeds from advances from Group companies to the consolidated VIEs in 2022, 2023 and 2024 are in the amount of nil, RMB117,000 and RMB45,500, respectively and the repayment of advances to Group companies by the consolidated VIEs in 2022, 2023 and 2024 are in the amount of nil, RMB42,000 and RMB20,000, respectively. All of these transactions have been eliminated in consolidation.
(2)
As at December 31, 2023 and 2024, amounts due to non-VIE subsidiaries included RMB168,000 and RMB193,500 for debt financing from Group companies to the consolidated VIEs not yet returned.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

1.
Organization and principal activities (Continued)
(b)
VIE Arrangements between the VIEs and the Company's PRC subsidiary (Continued)

In accordance with the aforementioned agreements, the Company has the power to direct activities of the VIEs, and can have assets transferred out of VIEs. Therefore, the Company considers that there is no asset in VIEs that can be used only to settle obligations of the VIEs, except for registered capital, as of December 31, 2024. As VIEs were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss. There is no VIEs where the Company has variable interest but is not the primary beneficiary. The Group believes that the contractual arrangements among its shareholders and Guangzhou Yatsen comply with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms. The Company’s ability to control the VIEs also depends on the voting rights proxy and the effect of the share pledge under the Equity Pledge Agreement and Guangzhou Yatsen has to vote on all matters requiring shareholder approval in VIEs. As noted above, the Company believes this voting right proxy is legally enforceable but may not be as effective as direct equity ownership.

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

(c)
Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include inventory valuation and fair value of goodwill. The management bases the estimates and judgments on historical information and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates.

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

(e)
Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$ 1.00 = RMB 7.2993 on December 31, 2024 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

(f)
Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, and all highly liquid investments with original maturities of three months or less. Cash and cash equivalents are placed with financial institutions with high-credit ratings and quality.

(g)
Restricted cash

Restricted cash primarily represents security deposits held in the depositary bank account for financial guarantee. As at December 31,2023 and 2024, the restricted cash amounted to RMB21,248 and nil, respectively.

(h)
Short-term investment

Short-term investment represents time deposits placed with banks with original maturities between three months and one year. Interest earned is recorded as interest income in the consolidated statements of operations during the periods presented.

(i)
Accounts receivables, net

Accounts receivables are stated at the historical carrying amount net of allowance for doubtful accounts. The accounts receivables mainly include receivables from platform distributor customers, wholesale customers and independent payment channels or payment channel functions operated by platforms, who collect from end customers on behalf of the Group before the Group’s delivery of products (“Payment Channels”). The receivables from platform distributor customers and wholesale customers are settled in accordance with credit terms mutually agreed. The receivables from Payment Channels is settled upon pre-agreed days after the Group delivers products to end customers, or when customers confirm their receipts of products, whichever is earlier.

The allowance for doubtful accounts reflects the Group’s best estimate of expected losses. Since January 1, 2021, the Group determines the expected credit loss provisions based on ASC Topic 326, detailed as Note 2(j).

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)
(j)
Expected credit losses

The Group’s accounts receivables, amount due from related parties and other receivables classified as other current assets and other non-current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

For the years ended December 31, 2022, 2023 and 2024, the Group recorded nil, RMB19,887 and RMB617 in expected credit loss expense in general and administrative expenses, respectively. As of December 31, 2023, the expected credit loss provision recorded in current and non-current assets were RMB19,887 and nil, respectively. As of December 31, 2024, the expected credit loss provision recorded in current and non-current assets were RMB20,504 and nil, respectively.

The movements in the allowance for credit losses were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Balance as of January 1	—	19,887
Amounts charged to expenses	19,887	617
Balance as of December 31	19,887	20,504

Amounts charged to expenses for the year ended 2023 and 2024 included RMB6,464 and RMB617 provided for accounts receivables, respectively, and RMB13,423 and nil provided for amount due from a related party, respectively.

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

Category	Estimated useful lives
Machinery	3-10 years
Electronic equipment	3-10 years
Office furniture and equipment	3 -5 years
Vehicles	4 years
Leasehold improvements	Shorter of the term of the lease or the estimated useful lives of the assets

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

The estimated useful lives of intangible assets are as follows:

Category	Estimated useful lives
Trademarks	9-20 years
Software	5-10 years
Customer Relationship	3.75 years
Techniques	10 years
Non-compete	5 years

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

In accordance with ASC 350, the Group does not amortize goodwill, but tests it for impairment. The Group adopted Accounting Standards Update (“ASU”)No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, and in accordance with the Financial Accounting Standards Board (“FASB”), pursuant to which the Group has the option to choose whether it will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. For reporting units applying a qualitative assessment first, the Group starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value of each reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, but limited to the total amount of goodwill allocated to that reporting unit.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)
(p)
Investments (Continued)

3) Available-for-sale debt investments

Available-for-sale debt investments are convertible debt instruments issued by private companies and investments in preferred shares that are redeemable merely by the passage of time and at the option of the Group as a holder, which are measured at fair value. Interest income is recognized in consolidated statements of operations. All other unrealized gains and losses recorded in the consolidated statements of comprehensive income (loss).

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

The Group’s revenues are primarily derived from (i) sales of the Group’s products to third party platform distributor customers and wholesale customers who then sell to end customers and (ii) sales of the Group’s products to end customers directly through the Group’s online stores run on third party e-commerce platforms and through offline stores operated by the Group. Refer to Note 15 to the consolidated financial statements for disaggregation of the Group's revenues for the years ended December 31, 2022, 2023 and 2024.

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

The Group recognizes revenue from sales to e-commerce platform distributors and wholesale customers upon delivery of the products to their warehouses in an amount equal to the contract sales prices less estimated sales allowances for sales returns, rebates and price protection. The Group recognizes revenues from sales to end customers upon delivery of the product to end customers in an amount equal to the contract sales prices less estimated sales allowances for sales returns and sales incentives. Estimated sales allowances for sales returns, rebates, incentives and price protection are made based on contract terms and historical patterns.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)
(t)
Revenue recognition (Continued)

Sales incentives

The Group grants points to customers when they purchase goods from its online platforms and offline stores. The points can be used to offset against payments or exchanged for goods when customers make their future purchases. The Group considers the points as a separate performance obligation and allocates the transaction price proportionally between the product sold and the points granted on a relative standalone selling price basis in consideration of the likelihood of future redemption based on historical experience and the equivalent value per point when they are redeemed. The deferred income recorded for the point is considered as a contract liability. As of December 31, 2023 and 2024, the Group recorded contract liability related to the points of RMB24,815 and RMB3,905, respectively.

Contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as at December 31, 2023 and 2024.

Sales to e-commerce platform distributor customers and wholesale customers are on credit terms, and receivables are recorded upon recognizing revenues. Sales through online stores on platforms are paid by the end customers to Payment Channels before the Group delivers the products. Payment Channels settle with the Group based upon pre-agreed days after the Group delivers products to end customers, or when the end customers confirm their receipts of products, whichever is earlier.

A contract liability is recorded when the Group’s obligation to transfer goods to a customer has not yet occurred but for which the Group has received consideration from the customer. The Group presents such amounts as advances from customers on the consolidated balance sheets.

As of December 31, 2023 and 2024, advances from customers were RMB41,579 and RMB19,574, respectively. All contract liability balances at the beginning of the years were recognized as revenue in the following year due to generally short-term duration of contracts.

During the years ended December 31, 2022, 2023 and 2024, the Group did not have any revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

Practical Expedients

The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

Payment terms with platform distributor customers, wholesale customers and Payment Channels generally require settlement within one year or less. The Group has determined that its contracts generally do not include a significant financing component.

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

(w)
Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) advertising and marketing promotion expenses (ii) platform and other commissions (iii) personnel costs for sales and marketing staff (iv) rental, depreciation expenses, personnel and other costs for offline experience stores and (v) share-based compensation expenses. For the years ended December 31 2022, 2023 and 2024 advertising and marketing promotion expenses totaled to RMB1,064,621, RMB1,259,999 and RMB1,369,364 respectively.

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

(z)
Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue and pay the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees, and the Group’s obligations are limited to the amounts contributed with no legal obligation beyond the contributions made. Employee social security and welfare benefits, as part of the personnel costs, included as expenses in the accompanying consolidated statement of operations amounted to RMB73,672, RMB66,743 and RMB65,286 for the years ended December 31, 2022, 2023 and 2024, respectively.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

(aa) Share-based compensation

The Group grants share options to its management and other key employees (“Share-based Awards”). Such compensation is accounted for in accordance with ASC 718, Compensation—Stock Compensation. Share-based Awards with service conditions only are measured at the grant date fair value of the awards and recognized as expenses using the graded vesting method, net of estimated forfeitures, if any, over the requisite service period. For awards with performance conditions, the Group would recognize compensation cost if and when it concludes that it is probable that the performance condition will be achieved.

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also applies to the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group's uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its consolidated statement of operations. There were no interest and penalties associated with uncertain tax positions for the years ended December 31, 2022, 2023 and 2024. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

(ac) Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the periods presented, comprehensive income (loss) is reported in the consolidated statements of comprehensive income (loss), and other comprehensive income (loss) includes foreign currency translation adjustments.

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

For the years ended December 31, 2022, 2023 and 2024, the profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was RMB2,825, nil and RMB3,970, respectively. No appropriation to other reserve funds was made for any of the periods presented.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ah) Recent accounting pronouncements

1) Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. The Group adopted the new standard beginning January 1, 2024 with no material impact on the consolidated financial statements.

2) Recent accounting pronouncements issued not yet adopted

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

On November 4, 2024, the FASB issued ASU 2024-03, which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain relevant expense captions into specified categories in disclosures within the footnotes to the financial statements. On January 6, 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03 with respect to interim periods. ASU 2024-03 is effective for fiscal years beginning after December15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the ASU to determine its impact on consolidated financial statements.

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

(b)
Credit risk

The Group’s credit risk arises from cash and cash equivalents, restricted cash, short-term investments, other receivables classified as other current assets and other non-current assets, amount due from related parties and accounts receivables. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has no significant concentrations of credit risk with respect to its other receivables classified as other current assets and other non-current assets.

Accounts receivables are typically unsecured and are derived from revenue earned through third party customers. Amount due from related parties and other receivables classified as other current assets and other non-current assets are typically unsecured. In evaluating the collectability of the accounts receivables and amounts due from related parties, the Group considers many factors, including the consumers’ and related parties’ repayment history and their credit-worthiness. The Group maintains reserves for estimated credit losses and these losses have generally been within its expectations. The risk with respect to accounts and other receivables and amount due from related parties is mitigated by credit evaluations the Group performs on its customers or suppliers and its ongoing monitoring processes of outstanding balances.

(c)
Concentration of customers and suppliers

There were no customers which individually represented greater than 10% of the total net revenue for the years ended December 31, 2022, 2023 and 2024. There were accounts receivables due from one platform distributor customer which individually represented greater than 10% and totally contributed to 21%, 21% and 21% of the Group’s total accounts receivable as of December 31, 2022, 2023 and 2024, respectively.

There were purchases from two suppliers which individually represented greater than 10% and totally contributed to 27% of the total purchases amount for the year ended December 31, 2022 and the corresponding accounts payable due to these two suppliers individually represented greater than 9% and totally contributed to 28% of the Group's total accounts payable as of December 31, 2022.

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

There were purchases from two suppliers which individually represented greater than 10% and totally contributed to 60% of the total purchases amount for the year ended December 31, 2024 and the corresponding accounts payable due to these two suppliers individually represented greater than 22% and totally contributed to 50% of the Group's total accounts payable and amounts due to related parties as of December 31, 2024.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

4.
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, and all highly liquid investments with original maturities of three months or less. Cash and cash equivalents and restricted cash balances as of December 31, 2023 and 2024 primarily consist of the following currencies:

	As of December 31,
	2023		2024
	Amount	RMB	Amount	RMB
Cash and cash equivalents
RMB	430,644	430,644	280,888	280,888
US$	49,855	353,106	69,535	499,843
GBP	2,639	23,860	1,220	11,071
EUR	1,771	13,920	1,743	13,120
HKD	4,560	4,133	2,076	1,922
JPY	163,121	8,191	160,069	7,400
SGD	564	3,034	592	3,151
Total cash and cash equivalents		836,888		817,395
Restricted cash
US$	3,000	21,248	—	—
Total cash, cash equivalents and restricted cash		858,136		817,395

5.
ACCOUNTS RECEIVABLE

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivable	205,315	221,639
Allowance for credit losses	(6,464)	(7,081)
Accounts receivable, net	198,851	214,558

6.
INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Raw materials and packing materials	39,482	32,218
Products	378,801	396,810
Less: impairment allowance	(66,193)	(42,974)
Inventories	352,090	386,054

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

7.
PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2023	2024
	RMB	RMB
Prepayments of promotion fees (a)	110,710	159,235
VAT recoverable (b)	86,976	103,215
Deposits, prepaid rental and property management fees	43,656	44,890
Prepayments for products procurement (c)	6,692	13,593
Others	55,807	60,471
	303,841	381,404

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

8.
INVESTMENTS

The following sets forth the Group's investments:

	As of December 31,
	2023	2024
	RMB	RMB
Equity method investments (a)	532,314	576,852
Equity investments without readily determinable fair values (b)	74,544	75,656
Available-for-sale debt investments (c)	13,404	13,604
Total	620,262	666,112
Less: impairment on investments	(1,510)	(1,533)
Investment, net	618,752	664,579

(a)
As at December 31, 2024 and 2023 the balances represented the Group’s investments made in five private entities.
(b)
As at December 31, 2024 and 2023, the balances represented the Group’s investments made in three private entities.
(c)
As at December 31, 2024 and 2023, the balances represented the Group’s investments made in two private entities.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

8.
INVESTMENTS (Continued)

For the year ended December 31, 2023 and 2024, equity method investments held by the Group in aggregate have met the significance criteria as defined under Rule 4-08 (g) of Regulation S-X. Set out below is the summary of combined financial information for all the equity method investments of the Group:

	As of December 31,
	2023	2024
	RMB	RMB
Statements of Balance Sheet
Current assets	434,906	496,285
Non-current assets	2,283,127	2,700,315
Current liabilities	101,483	129,274
Non-current liabilities	168,272	162,848

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Statements of Operation
Total revenues	153,086	386,856	619,533
Costs and expenses applicable to net sales or gross revenues	(75,502)	(213,386)	(431,997)
Income (loss) from operations	77,584	173,469	187,536
Net income (loss)	77,593	173,462	187,535

9.
PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Leasehold improvements	131,588	114,319
Electronic equipment	36,101	42,363
Machinery	13,178	18,225
Office furniture and equipment	10,146	15,499
Vehicles	4,398	3,927
Construction in progress	31,389	12
Total	226,800	194,345
Less: accumulated depreciation	(161,922)	(119,972)
Property and equipment, net	64,878	74,373

The Group recorded depreciation expense of RMB114,047, RMB53,683 and RMB37,994 for the years ended December 31, 2022, 2023 and 2024 respectively.

The Group recorded impairment losses for property and equipment of RMB72,629, nil and nil for the years ended December 31, 2022, 2023 and 2024 respectively. The impairment losses were mainly charged for leasehold improvements of certain offline stores decided to close. The impairment losses were charged to selling and marketing expenses in the consolidated statements of operations.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

10.
GOODWILL

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Color Cosmetics Brands	Skincare Brands	Total
	RMB
Balance as of December 31, 2022	25,862	831,283	857,145
Foreign currency translation adjustments	—	53,461	53,461
Impairment provided(i)	—	(354,039)	(354,039)
Balance as of December 31, 2023	25,862	530,705	556,567
Foreign currency translation adjustments	—	1,538	1,538
Impairment provided(i)	(5,266)	(397,810)	(403,076)
Balance as of December 31, 2024 (ii)	20,596	134,433	155,029

(i)
The Group tested goodwill for impairment at reporting unit level. Management performed impairment testing using the quantitative impairment method and recorded goodwill impairment loss of RMB354.0 million and RMB397.8 million of Eve Lom reporting unit for the year ended December 31, 2023 and 2024.
(ii)
As at December 31,2024, the goodwill associated with the DR.WU reporting unit was RMB134,433.

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

Impairment of goodwill recognized for the years ended December 31, 2022, 2023 and 2024 were nil, RMB354.0 million and RMB403.1 million, respectively. As of December 31, 2022, 2023 and 2024, the original gross amounts of goodwill were RMB857.1 million, RMB910.6 million and RMB913.5 million, respectively, and accumulated impairment losses were nil, RMB354.0 and RMB758.5 million, respectively.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

11.
INTANGIBLE ASSETS, NET

	As of December 31,
	2023	2024
	RMB	RMB
Cost:
Trademark	657,166	652,911
Software	39,499	45,223
Customer relationship	94,932	95,303
Technique	45,205	45,383
Non-compete	6,900	6,900
Total cost	843,702	845,720
Less: accumulated amortization (i)	(172,306)	(286,012)
Intangible assets, net	671,396	559,708
(i)
In 2024, considering the change of sales strategy with certain UK-based distributor involving in Eve Lom business, the Group determined to shorten remaining useful life of related Customer Relationship from 6.25 years to 3.75 years. Additional amortization costs of Customer Relationship due to such change recognized for the year ended December 31, 2024 were RMB46,072.

Amortization costs recognized for the years ended December 31, 2022, 2023 and 2024 were RMB56,848, RMB61,077 and RMB112,631 respectively.

No impairment was recorded for the years ended December 31, 2022, 2023 and 2024.

As of December 31, 2024, estimated amortization expenses for future periods are expected to be as follows:

Year ended December 31,
RMB

2025	47,164
2026	45,534
2027	44,903
2028	44,493
2029 and thereafter	377,614
Total expected amortization expense	559,708

12.
OTHER NON-CURRENT ASSETS

	As of December 31,
	2023	2024
	RMB	RMB
Long-term rental deposits	7,155	9,413
Prepaid service fees	9,278	7,903
Loans to employees	9,100	2,800
Prepaid long-term celebrity endorsement fees	1,061	—
Others	506	526
	27,100	20,642

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

13.
ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2023	2024
	RMB	RMB
Accrued payroll related expenses	114,080	94,553
Accrued advertising and marketing expenses	175,250	143,313
Accrued storage and transportation fees	23,738	27,879
Accrued leasehold improvement costs	13,811	9,141
Other taxes payable	17,551	24,115
Payable related to repurchase of ordinary shares	442	94,701
Others	46,345	66,441
	391,217	460,143

14.
LEASES

The Group has operating leases for warehouses, stores, office spaces, and delivery centers that the Group utilizes under lease arrangements.

A summary of supplemental information related to operating leases is as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Operating lease ROU assets	114,348	147,501
Operating lease liabilities-non-current	67,767	109,526
Operating lease liabilities-current	45,464	39,409
Total operating lease liabilities	113,231	148,935
Weighted average remaining lease term	3.30 years	4.00 years
Weighted average discount rate	3.97%	3.65%

A summary of lease cost recognized in the Group’s consolidated statements of operations and supplemental cashflow information related to operating leases is as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating lease cost	164,483	87,251	71,888
Short-term lease cost	275	2,080	1,898
Variable cost	973	1,117	358
Cash paid for operating leases	180,561	96,296	74,550
Right-of-use assets obtained in exchange for operating lease liabilities	76,040	36,263	150,747

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

14.
LEASES (Continued)

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2024 is as follows:

As of December 31,
2024
RMB
2025	47,005
2026	38,547
2027	27,338
2028	23,809
2029	20,922
2030 and thereafter	3,292
Total lease payment	160,913
Less: interest	(11,978)
Present value of operating lease liability	148,935

15.
REVENUES

The Group’s revenue by channel for the respective periods are detailed as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Sales of product by channel
—Sales to end customers	3,145,807	2,890,229	2,812,370
—Sales to distributor customers	546,543	514,781	572,541
—Others	13,772	9,764	8,503
Total revenues	3,706,122	3,414,774	3,393,414

Please refer to Note 25 for the disclosure of the Group's revenues by product categories for the years ended December 31, 2022, 2023 and 2024.

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

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2023 and 2024 were approximately RMB72,603 and RMB106,411, respectively. The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in PRC. Therefore, no withholding income tax for undistributed earnings of its subsidiaries were provided as at December 31, 2023 and 2024 respectively.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

16.
INCOME TAX EXPENSES (Continued)

Composition of income tax expense

The current and deferred components of income taxes appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Income (loss) before income tax expense	(818,628)	(753,437)	(713,307)

Current tax expense	11,065	5,445	5,558
Deferred tax benefits	(8,360)	(8,655)	(8,644)
Total income tax expense (benefits)	2,705	(3,210)	(3,086)

The income tax expense for each of the years ended December 31, 2022, 2023 and 2024 differs from the amount computed by applying the PRC statutory income tax rate of 25% to income before income tax expense due to the following:

	Year ended December 31,
	2022	2023	2024
PRC statutory income tax rate (i)	25%	25%	25%
Permanent differences	-12%	-15%	-18%
Tax effect of different tax rate of different jurisdictions	0%	0%	2%
Tax effect of Super Deduction and others	1%	0%	0%
Changes in valuation allowance	-14%	-10%	-9%
Effective tax rates	0%	0%	0%

(i) The PRC statutory income tax rate is used because the majority of the Group’s operations are based in the PRC.

Deferred tax assets

The significant components of the Group's deferred tax assets were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Net operating loss carry forwards	664,985	708,089
Inventory valuation allowance	16,752	10,860
Accrued expenses and others	26,389	29,044
Total deferred tax assets	708,126	747,993
Less: valuation allowance	(706,751)	(746,612)
Deferred tax assets, net	1,375	1,381

Movement of valuation allowance

	Year ended December 31,
	2023	2024
	RMB	RMB
Balance at beginning of the year	632,378	706,751
Additions	74,373	39,861
Balance at end of the year	706,751	746,612

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

16.
INCOME TAX EXPENSES (Continued)

The valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowances as of December 31, 2023 and 2024 were mainly provided for net operating loss carry forward, because such deferred tax assets are not more likely than not to be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Deferred tax liabilities

The Group's deferred tax liability was as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Related to acquired intangible assets	111,591	92,678
Equity method investees	—	10,628
Total deferred tax liabilities	111,591	103,306

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31 , 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

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

During the year ended December 31, 2024, 59,609,232 share options were exercised. The Company also repurchased an aggregate of 18,926,395 ADSs, representing 378,527,896 Class A ordinary shares at an average price of RMB26.4116 per ADS or RMB1.3206 per Class A ordinary share, for aggregate consideration of RMB499,876.

Since the shares repurchased have not been cancelled, the excess of repurchase price over par value was recorded as treasury shares upon the repurchase date.

Effective from March 18, 2024, the Company changed its ADS to Class A Ordinary Share (“Share”) ratio from one ADS representing four ordinary shares to one ADS representing twenty ordinary shares. The ADS ratio presented has been retrospectively applied for all periods.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data or otherwise noted)

18.
SHARE-BASED COMPENSATION

Share-based compensation expenses recognized during the years presented are as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Share-based compensation expenses
- Related to accelerated vesting of share options (a)	(64,660)	(1,905)	—
- Related to modification of exercise price of share options on modification day	12,793	—	—
- Related to vesting of share options (b)	392,727	79,407	91,174
Total	340,860	77,502	91,174

(a) Accelerated vesting of share options

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

As of December 31, 2024, options to purchase an aggregate amount of 219,328,442 Class A ordinary shares under the 2018 Share Option Plan had been granted, excluding awards that were forfeited or canceled after the relevant grant dates.

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

As of December 31, 2024, options to purchase an aggregate amount of 10,798,054 Class A ordinary shares under the 2022 Share Incentive Plan had been granted, excluding awards that were forfeited or canceled after the relevant grant dates.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

18.
SHARE-BASED COMPENSATION (Continued)

(b) Vesting of share options (Continued)

(i) Options

Grant of options

During the year ended December 31, 2022, 2023 and 2024, the Company granted 85,357,994 share options, 110,582,949 share options and 9,549,320 share options respectively, to its management and other key employees.

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

Movements in the number of share options granted and their related weighted average exercise prices are as follows:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$’000)
As of January 1, 2022	229,038,872	0.3706	12.98	38,230
Granted	85,357,994	0.0250
Forfeited	(27,297,153)	0.0250
As of December 31, 2022	287,099,713	0.0448	11.99	91,942
Granted	110,582,949	0.0250
Forfeited	(36,543,665)	0.0254
Exercised	(37,080,608)	0.0248
As of December 31, 2023	324,058,389	0.0407	11.11	53,820
Granted	9,549,320	0.0250
Forfeited	(35,826,066)	0.0252
Exercised	(59,609,232)	0.0252
As of December 31, 2024	238,172,411	0.0527	11.45	34,839

Exercisable as of December 31, 2024	121,564,001			16,474

The Company has used binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions are set as below:

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

18.
SHARE-BASED COMPENSATION (Continued)

(b) Vesting of share options (Continued)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Weighted average fair value per option granted	0.2562	0.2839	0.1450
Weighted average exercise price	0.1659	0.1747	0.1784
Risk-free interest rate (1)	1.56%-4.04%	3.49%-4.75%	4.01%-4.43%
Expected term (in year) (2)	14	14	14
Expected volatility (3)	53.62%-68.75%	65.49%-68.03%	32.52%-32.54%
Dividend yield (4)	0%	0%	0%

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

For the years ended December 31, 2022, 2023 and 2024, RMB392,727, RMB79,407 and RMB91,174 share-based compensation expenses were recognized for share options.

As of December 31, 2024, there were RMB89,668 of unrecognized compensation expenses related to stock options for which the service conditions will be met over a weighted average period of 2.20 years.

(c) Share-based compensation expenses

For the years ended December 31, 2022, 2023 and 2024, share-based compensation expenses have been included in the following accounts in the consolidated statement of operations:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Fulfilment expenses	4,267	2,055	387
Selling and marketing expenses	62,231	23,518	(42)
General and administrative expenses	248,400	46,902	89,941
Research and development expenses	25,962	5,027	888

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

19.
NET LOSS PER SHARE

Basic and diluted net loss per share for the years ended December 31, 2021, 2022 and 2023 are calculated as follow:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net loss attributable to the Yatsen Holding Limited’s shareholders	(815,371)	(747,763)	(708,174)

Denominator:
Denominator for basic and diluted calculation—weighted average number of ordinary shares outstanding	2,372,728,777	2,195,818,231	2,025,072,131
Net loss per ordinary share
—Basic	(0.34)	(0.34)	(0.35)
—Diluted	(0.34)	(0.34)	(0.35)

For the years ended December 31, 2022, 2023 and 2024, the following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the years prescribed.

	Year ended December 31,
	2022	2023	2024
Shares issuable upon exercise of share options	280,482,617	335,091,531	277,244,735

20.
RELATED PARTY TRANSACTIONS

Major transactions and balances amount with related parties were as follows:

Transactions with related parties

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Purchases of inventories and services from an affiliated company	137,476	211,027	285,539
Sales of inventories to an affiliated company	—	—	1,762
Sales of inventories to a company controlled by the Chief Executive Officer of the Group	11,384	20,113	10,418

Affiliated company is a company over which the Group has significant influence.

Balance amounts with related parties

	As of December 31,
	2023	2024
	RMB	RMB
Amounts due from a company controlled by the Chief Executive Officer of the Group, net	2,789	5,113
Amounts due from affiliated companies	17,411	4,000
	20,200	9,113

Amounts due to an affiliated company	9,431	28,884

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

Recurring

The Group measures the available-for-sale debt investments at fair value on a recurring basis. As of December 31, 2023 and 2024, the balances of the available-for-sale debt investments were RMB13,404 and RMB13,604, respectively. Such debt investments are classified within Level 3 of the fair value hierarchy, as there is little or no observable market data to determine the respective fair values. Under these circumstances, the Group has adopted certain valuation techniques using unobservable inputs to measure their respective fair values.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Non-Recurring

As of December 31, 2023 and 2024, the Group had no financial assets or financial liabilities that are measured at fair value on a non-recurring basis.

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

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

22.
COMMITMENTS AND CONTINGENCIES
(a)
Capital commitment

As at December 31, 2024, the Group had capital commitments of RMB4,243 related to capital expenditures.

(b)
Operating lease commitment

As at December 31, 2024, the Group's outstanding commitment of operating lease contracted but not yet reflected in the consolidated financial statements amounted to RMB938.

(c)
Products and services purchase commitment

As at December 31, 2024, the Group's products and services purchase commitment amounted to RMB146,844.

(d)
Legal proceedings

On September 23, 2022, the Group, certain of its current and former directors and officers were named as defendants in a class action filed in federal court, which was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Group's public disclosure documents. The Count has appointed Lead Plaintiff and the Co-lead Plaintiff filed the amended complaint to the Count in 2023. The Group has filed a Motion to Dismiss to the court in December 2023 and briefing on the motion to dismiss was completed in March 2024. In July 2024, the Court granted the Company motion to dismiss all claims. The plaintiffs filed a motion for leave to file a second amended complaint in August 2024. The Company filed an opposition to the motion in September 2024. The Court has yet to rule on plaintiffs’ motion for leave to amend. Considering the favorable factor that the Court granted the Motion to Dismiss, the Company considered that the likelihood to suffer any significant unfavorable outcome or the amount or range of any potential loss is remote at the issuance date of the consolidated financial statements. As a result, as of December 31, 2024, the Group did not record any liabilities for the loss contingencies pertaining to the case described above.

In addition to the above, from time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of its business. As of December 31, 2023 and, 2024, the Group was not involved in any legal or administrative proceedings that the Group believes may have a material adverse impact on the Group's business, balance sheets or results of operations and cash flows.

(e)
Financial guarantees

As at December 31, 2024, the Group provided guarantees up to a limit of approximately RMB98.0 million in respect of bank loans borrowed by an affiliated company over which the Group has significant influence, among which guarantees of approximately RMB96.6 million were utilized.

During the year ended December 31, 2022, the Group signed an agreement with and provided financial guarantee to a depositary bank for collection of minimum annual service fees until 2024. According to the agreement, the Group placed a security deposit of US$6.0 million in the depositary bank. The security bank deposit will be forfeited up to US$6.0 million if the depositary bank is not able to collect the contractual minimum annual service fees from ADR holders. During the year ended December 31, 2023 and 2024, the Group received US$3.0 million and US3.0 million security deposit back from the depositary bank respectively. As of December 31, 2024, the financial guarantee period was expired.

23.
SUBSEQUENT EVENTS

The Group has performed an evaluation of subsequent events through the date of this report, which is the date the consolidated financial statements were issued, with no material events or transactions needing recognition or disclosure found.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

24.
RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payment of dividends by the Group's entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group's entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory surplus reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group's entities and the VIEs subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB776,460 as of December 31, 2024. There is no significant difference between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Group's subsidiaries and the VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2024 and the condensed financial information of the parent company are required to be presented.

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

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

Condensed Financial Information of the Parent Company
Condensed Balance Sheets
(All amounts in thousands, except for share and per share data)
	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			(Note 2(e))
Assets
Cash and cash equivalents	275,722	428,267	58,672
Restricted cash	21,248	—	—
Short-term investments	1,076,775	539,130	73,861
Prepayments and other current assets	1,715	2,716	372
Amounts due from subsidiaries	4,564,637	4,704,788	644,553
Total assets	5,940,097	5,674,901	777,458
Liabilities
Accrued expenses and other liabilities	10,662	99,258	13,598
Deficit of investments in subsidiaries and VIE	1,763,842	2,505,485	343,250
Deferred income	30,556	14,832	2,032
Total liabilities	1,805,060	2,619,575	358,880
Shareholders’ equity (deficit)

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2023 and December 31, 2024; 2,030,600,883 Class A shares and 666,572,880 Class B ordinary shares issued as of December 31, 2023, 2,096,600,883 Class A shares and 600,572,880 Class B ordinary shares issued as of December 31, 2024; 1,487,546,132 Class A ordinary shares and 666,572,880 Class B ordinary shares outstanding as of December 31, 2023, 1,234,627,468 Class A ordinary shares and 600,572,880 Class B ordinary shares outstanding as of December 31, 2024)

	173	173	24
Treasury shares	(864,568)	(1,276,330)	(174,856)
Additional paid-in capital	12,260,208	12,273,767	1,681,499
Accumulated deficit	(7,320,976)	(8,029,150)	(1,099,989)
Accumulated other comprehensive income	60,200	86,866	11,900
Total shareholders' equity	4,135,037	3,055,326	418,578
Total liabilities and shareholders’ equity (deficit)	5,940,097	5,674,901	777,458

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

Condensed Statements of Income and Comprehensive Income
(All amounts in thousands)
	As of December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2(e))

General and administrative expenses	(19,329)	(40,814)	(23,204)	(3,179)
Loss from operations	(19,329)	(40,814)	(23,204)	(3,179)
Financial income	1,181	19,078	73,474	10,066
Foreign currency exchange (loss) gain	(6)	(17)	72	11
Loss from subsidiaries and VIE	(812,151)	(738,768)	(774,577)	(106,117)
Other income	14,934	15,733	16,061	2,200
Net loss	(815,371)	(744,788)	(708,174)	(97,019)
Net loss attributable to ordinary shareholders of Yatsen Holding Limited	(815,371)	(744,788)	(708,174)	(97,019)

Net loss	(815,371)	(744,788)	(708,174)	(97,019)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil tax	181,585	134,395	26,666	3,653
Total comprehensive loss	(633,786)	(610,393)	(681,508)	(93,366)
Comprehensive loss attributable to ordinary shareholders of Yatsen Holding Limited	(633,786)	(610,393)	(681,508)	(93,366)

Condensed Statements of Cash Flows
(All amounts in thousands)
	As of December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2(e))
Net cash (used in) provided by operating activities	(25,271)	(11,400)	42,546	5,829
Purchases of short-term investments	(342,380)	(1,439,145)	(1,316,051)	(180,298)
Maturities of short-term investments	—	709,230	1,863,161	255,252
Advances to Group companies	(1,396,460)	(245,424)	(474,150)	(64,958)
Receival of advances repayment from Group companies	2,539,576	1,335,355	402,416	55,131
Net cash provided by investing activities	800,736	360,016	475,376	65,127
Repurchases of Ordinary Shares	(654,650)	(212,693)	(405,792)	(55,594)
Issuance costs of issuance of Ordinary Shares in IPO	(1,706)	—	—	—
Proceeds from exercise of vested share options	1,906	4,902	11,566	1,585
Net cash used in financing activities	(654,450)	(207,791)	(394,226)	(54,009)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,528	(718)	7,601	1,040
Net increase in cash, cash equivalents and restricted cash	123,543	140,107	131,297	17,987
Cash and cash equivalents and restricted cash at the beginning of the year	33,320	156,863	296,970	40,685
Cash and cash equivalents and restricted cash at the end of the year	156,863	296,970	428,267	58,672

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

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

25.
SEGMENT INFORMATION

Reportable operating segments include components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Group's CODM has been identified as the Chief Executive Officer. The Group currently reports the results of operations in three segments on a product category basis, namely Color Cosmetics Brands, Skincare Brands and others. The CODM measures the performance of each segment based on metrics of net revenues and income (loss) from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. Cost of revenues, advertising, marketing and commission expenses, and impairment of goodwill are significant segment expenses identified by the Group.

The table below provides a summary of the Group’s reportable segment results for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31, 2024
	Color Cosmetics Brands	Skincare Brands	Others	Total segments
	RMB
Total net revenues	1,968,350	1,393,259	31,805	3,393,414
Total cost of revenues	(488,394)	(269,185)	(18,657)	(776,236)
Advertising, marketing and commission expenses (a)	(1,003,978)	(743,423)	—	(1,747,401)
Impairment of goodwill	(5,266)	(397,810)	—	(403,076)
Other expenses (b)	(656,131)	(431,560)	(6,342)	(1,094,033)
Segment (loss) income from operations	(185,419)	(448,719)	6,806	(627,332)

	For the year ended December 31, 2023
	Color Cosmetics Brands	Skincare Brands	Others	Total segments
	RMB
Total net revenues	1,973,726	1,383,578	57,470	3,414,774
Total cost of revenues	(574,995)	(292,305)	(34,155)	(901,455)
Advertising, marketing and commission expenses (a)	(993,920)	(683,229)	—	(1,677,149)
Impairment of goodwill	—	(354,039)	—	(354,039)
Other expenses (b)	(756,958)	(485,273)	(21,456)	(1,263,687)
Segment (loss) income from operations	(352,147)	(431,268)	1,859	(781,556)

	For the year ended December 31, 2022
	Color Cosmetics Brands	Skincare Brands	Others	Total segments
	RMB
Total net revenues	2,415,500	1,241,528	49,094	3,706,122
Total cost of revenues	(836,706)	(321,298)	(29,366)	(1,187,370)
Advertising, marketing and commission expenses (a)	(980,484)	(472,869)	—	(1,453,353)
Other expenses (b)	(1,075,308)	(510,456)	(18,973)	(1,604,737)
Segment (loss) income from operations	(476,998)	(63,095)	755	(539,338)

25.
SEGMENT INFORMATION (Continued)

The following table presents the reconciliation from the segment (loss) income from operations to the consolidated loss before income tax expenses for the years ended December 31, 2022. 2023 and 2024:

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Segment income (loss) from operations	(539,338)	(781,556)	(627,332)
Unallocated expenses (c)	(389,560)	(131,799)	(197,559)
Financial income	34,656	89,020	86,136
Foreign currency exchange (loss) gain	(35,357)	7,218	(20,399)
Income from equity method investments, net	12,548	10,122	1,386
Impairment of investments	(5,078)	—	—
Other (expenses) income, net	103,501	53,558	44,461
Loss before income tax expenses	(818,628)	(753,437)	(713,307)

(a) Advertising, marketing and commission expenses mainly represent (i) advertising and marketing promotion expenses, (ii) platform and other commissions.

(b) Other expenses represent fulfilment expenses related to warehousing, shipping and delivery of products to customers include rental and personnel costs for warehouses, third-party shipping costs and customer service-related expenses, other selling and marketing expenses related to personnel costs for sales and marketing staff and rental, depreciation expenses, personnel and other costs for offline experience stores, general and administrative expenses and research and development expenses which consist of personnel costs and other expenses which are related to general corporate functions and research and development activities.

(c) Unallocated expenses represent share-based compensation and amortization of intangible assets resulting from assets and business acquisitions, which are not allocated to segments.

No asset information is provided for reportable segments as no such information provides to the CODM to evaluate the segment performance and most assets are managed at the group level.

Substantially all revenues and long-lived assets of Group are derived from and located in the PRC.