Form 20-F
period 2025-12-31
Yatsen Holding Ltd
filed 2026-04-29
CIK 1819580

in

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

As of December 31, 2025, there were 1,877,236,043 ordinary shares outstanding, being the sum of 1,276,663,163 Class A ordinary shares (excluding Class A ordinary shares underlying the ADSs repurchased by our company pursuant to the share repurchase programs, Class A ordinary shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the share incentive plans and Class A ordinary shares held under the trusts for the benefit of certain employees, directors and officers of our company) and 600,572,880 Class B ordinary shares.

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

Large accelerated filer	☐	Non-accelerated filer	☐	Accelerated filer	☒	Emerging growth company	☐

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
•
“Skincare Brands” refer to Galénic, DR.WU (its mainland China business), Eve Lom and other skincare brands of our company;
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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Item 3.
KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE

Yatsen Holding Limited is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIE. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Accordingly, if we operate or we invest in companies that operate these businesses in China, we need to operate or make such investments through the VIE and its subsidiaries, and rely on contractual arrangements among one of our PRC subsidiaries, the VIE and its nominee shareholders to control the business operations of the VIE, although our wholly foreign-owned subsidiaries still generate a significant majority of our revenues and hold a significant majority of our operational assets. The VIE structure provides contractual exposure to foreign investment in the China-based operating companies where PRC laws and regulations impose certain restrictions or prohibitions on direct foreign investment in the operating companies. Main assets held by the VIE and its subsidiaries include the majority of the social platforms and content offering platforms we operate such as Weixin public accounts and mini-programs, which are registered and held by the VIE and its subsidiaries. The VIE conducts operations in China, and its financial results have been consolidated into our consolidated financial statement for accounting purposes under U.S. GAAP. Third-party revenues contributed by the VIE and its subsidiaries accounted for 5.4%, 4.9% and 3.1% of our total revenues for the years ended December 31, 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Yatsen Holding Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE in China, which mainly refers to Huizhi Weimei (Guangzhou) Trading Co., Ltd. (including its subsidiaries), or Huizhi Weimei. Holders of our ADSs hold equity interest in Yatsen Holding Limited, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. The VIE structure involves unique risks to investors, and holders of our ADSs may never directly hold equity interests in the VIE in China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and other entities that are material to our business, as of the date of this annual report:

Note:

(1)
In April 2026, Yatsen Global Pte. Ltd. acquired the remaining 10% equity interest in Yalenic Global Holding Pte. Ltd.
(2)
Mr. Jinfeng Huang, our chief executive officer and controlling shareholder, holds 75.0% of equity interests in Huizhi Weimei. The remaining 25.0% of the equity interests in Huizhi Weimei are held by Yuemei (Guangzhou) Trading Co., Ltd., a PRC company controlled by Mr. Jinfeng Huang, who holds 90% of equity interests therein.

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

In addition, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, and five relevant supporting guidelines, together referred to as the New Overseas Listing Rules, which became effective on March 31, 2023. According to the New Overseas Listing Rules, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. On the same day when the New Overseas Listing Rules were promulgated, the CSRC also held a press conference for the release of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and issued Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarified that starting from March 31, 2023, enterprises that have been listed overseas shall be deemed as “the Stock Enterprises” and are not required to complete the overseas listing filing immediately until they conduct refinancing or are involved in other circumstances that require filing with the CSRC. However, in the event that we conduct refinancing or are involved in other circumstances where filings are required with the CSRC and we fail to do so, or if we fail to complete the filing procedures for any future offshore offering or listing, our PRC operations may face sanctions by the CSRC or other PRC regulatory authorities, which may include warnings, orders of correction and fines between RMB1 million and RMB10 million, which could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

Permissions or Filings Required from the PRC Authorities for Our Operations and Offshore Offerings

We conduct our business primarily through our subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIE are required to obtain, and have obtained the following requisite permissions from the PRC government authorities that are necessary for the business operations of our holding company, our subsidiaries and the VIE in China: the Permit for Production and Operation of Radio and Television Programs, Record Filing Certificate for Operation of Class II Medical Devices for sales of medical skincare products, Record Filing for Online Sales of Medical Devices and the Permit for the Food Trade for our sale of health-care food and snacks. In addition, we have completed the Consignor/Consignee Registration for Export and Import of Goods to carry out import of goods to facilitate the operation of our portfolio brands and to implement our sales of products to overseas markets. We have filed the franchise agreement in effect with the Department of Commerce of Guangdong Province for the launch of our franchise business model for our products under the Perfect Diary brand. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our business in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If the content we produce and distribute through online social and content platforms, or content available on our website, is deemed to violate PRC laws or regulations, our business and results of operations may be materially and adversely affected.”

The PRC governmental authorities have promulgated PRC laws and regulations relating to cybersecurity review and overseas listings. In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the VIE, (i) are not required to obtain permissions from the CSRC, as advised by our PRC legal counsel, (ii) have not been required by competent PRC governmental authorities to go through cybersecurity review by the Cyberspace Administration of China, and a phone consultation dated February 25, 2026 conducted by our PRC legal counsel with the China Cybersecurity Review, Certification and Market Regulation Big Data Center further confirmed that the requirement for cybersecurity review before certain public offerings on a foreign stock exchange under the Revised Measures for Cybersecurity Review would not apply to previous issuances of securities to foreign investors that occurred before the adoption of the Revised Measures for Cybersecurity Review, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, if the governmental authorities subsequently disagree with our conclusion that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approvals in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Furthermore, in connection with any future offering and listing in an overseas market, under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and the VIE may be required to obtain permissions from the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the Cyberspace Administration of China. If we fail to obtain the approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “—We are required to comply with PRC laws relating to privacy, personal information, data security and cybersecurity. Failure to comply with these laws and regulations would result in claims, penalties, damages to our reputation and brand, or otherwise harm our business.”

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

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIE or its subsidiaries is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our initial public offering of ADSs and other financing activities. For the years ended December 31, 2023, 2024 and 2025, the Cayman Islands holding company did not provide any capital contributions to our subsidiaries. For the years ended December 31, 2023 and 2024, the VIE received net debt financing of RMB75.0 million and RMB25.5 million from our WFOE, respectively. For the year ended December 31, 2025, the VIE repaid net debt financing of RMB12.8 million (US$1.8 million) to our WFOE. For the years ended December 31, 2023, 2024 and 2025, our WFOE received RMB64.1 million, RMB31.1 million and RMB11.2 million (US$1.6 million), respectively, from the VIE, which represented purchase of inventories, logistics services, promotion services and others. For the years ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, the VIE or its subsidiaries, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” However, if our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For more information on related risks, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

The VIE may transfer cash to our WFOE by paying service fees according to the contractual arrangements. For the years ended December 31, 2023, 2024 and 2025, no service fees were paid by the VIE to our WFOE. For details of the financial position, cash flows and results of operations of the VIE, see “Item 3. Key Information—Financial Information Related to the VIE.” We plan to determine the amount of service fee with the VIE and its shareholders through bona fide negotiation, and settle fees under the contractual arrangements accordingly in the future.

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

Tax Calculation(1)
Hypothetical pre-tax earnings in the VIE(1)	100.00
Tax on earnings at statutory rate of 25% at Guangzhou Yatsen Global Co., Ltd. level	(25.00)
Amount to be distributed as dividend from Guangzhou Yatsen Global Co., Ltd. to Yatsen (HK) Limited(2)	75.00
Withholding tax at tax treaty rate of 5%	(3.75)
Amount to be distributed as dividend at the Yatsen (HK) Limited level and net distribution to Yatsen Holding Limited(3)	71.25

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
(2)
PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the Foreign Invested Enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. There is no incremental tax at the Yatsen (HK) Limited level for any dividend distribution to Yatsen Holding Limited.
(3)
If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5 and the amount to be distributed as dividend at the Yatsen (HK) Limited level and net distribution to Yatsen Holding Limited will be 67.5.

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

Financial Information Related to the VIE

The following tables present the condensed consolidating schedules for Yatsen Holding Limited, its subsidiaries, the VIE and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2025
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Third-party revenues	—	2,848,544	1,317,229	132,351	—	4,298,124
Inter-company revenues(1)	—	78,829	916,721	42,852	(1,038,402)	—
Third-party costs and expense	(19,873)	(2,342,854)	(2,000,572)	(120,619)	—	(4,483,918)
Inter-company costs and expense	—	(885,941)	(99,296)	(51,619)	1,036,856	—
(Loss) income from subsidiaries and VIE	(121,136)	145,531	11,422	—	(35,817)	—
Income from non-operations	60,141	14,668	1,430	17,033	—	93,272
(Loss) income before income tax expenses	(80,868)	(141,223)	146,934	19,998	(37,363)	(92,522)
Income tax benefit (expenses)	—	8,685	(1)	(8,576)	—	108
Net (loss) income	(80,868)	(132,538)	146,933	11,422	(37,363)	(92,414)
Less: net loss attributable to non-controlling interests and redeemable non-controlling interests	—	(11,402)	(144)	—	—	(11,546)
Net (loss) income attributable to Yatsen Holding Limited’s shareholders	(80,868)	(121,136)	147,077	11,422	(37,363)	(80,868)

	For the Year Ended December 31, 2024
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Third-party revenues	—	1,865,403	1,360,692	167,319	—	3,393,414
Inter-company revenues(1)	—	7,897	359,439	—	(367,336)	—
Third-party costs and expense	(23,204)	(2,064,396)	(2,028,584)	(102,121)	—	(4,218,305)
Inter-company costs and expense	—	(318,832)	(4,846)	(43,616)	367,294	—
(Loss) income from subsidiaries and VIE	(774,577)	(263,076)	37,463	—	1,000,190	—
Income from non-operations	89,607	(17,100)	12,568	26,509	—	111,584
(Loss) income before income tax expenses	(708,174)	(790,104)	(263,268)	48,091	1,000,148	(713,307)
Income tax benefit (expenses)	—	13,714	—	(10,628)	—	3,086
Net (loss) income	(708,174)	(776,390)	(263,268)	37,463	1,000,148	(710,221)
Less: net loss attributable to non-controlling interests and redeemable non-controlling interests	—	(1,813)	(234)	—	—	(2,047)
Net (loss) income attributable to Yatsen Holding Limited’s shareholders	(708,174)	(774,577)	(263,034)	37,463	1,000,148	(708,174)

	For the Year Ended December 31, 2023
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Third-party revenues	—	1,683,769	1,547,268	183,737	—	3,414,774
Inter-company revenues(1)	—	4,665	470,013	—	(474,678)	—
Third-party costs and expense	(40,814)	(1,814,787)	(2,358,980)	(113,548)	—	(4,328,129)
Inter-company costs and expense	—	(386,079)	(31)	(89,816)	475,926	—
(Loss) income from subsidiaries and VIE	(738,768)	(314,153)	2,922	—	1,049,999	—
Income from non-operations	34,794	79,581	22,994	22,549	—	159,918
(Loss) income before income tax expenses	(744,788)	(747,004)	(315,814)	2,922	1,051,247	(753,437)
Income tax benefit (expenses)	—	3,296	(86)	—	—	3,210
Net (loss) income	(744,788)	(743,708)	(315,900)	2,922	1,051,247	(750,227)
Less: net loss attributable to non-controlling interests and redeemable non-controlling interests	—	(4,940)	(499)	—	—	(5,439)
Accretion to redeemable non-controlling interests	—	2,975	—	—	—	2,975
Net (loss) income attributable to Yatsen Holding Limited’s shareholders	(744,788)	(741,743)	(315,401)	2,922	1,051,247	(747,763)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2025
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	338,493	316,721	99,717	10,448	—	765,379
Restricted cash	—	4,941	37,176	—	—	42,117
Short-term investments	246,008	—	—	—	—	246,008
Accounts receivable, net	—	152,500	63,203	5,167	—	220,870
Inventories, net	—	298,536	209,835	359	—	508,730
Prepayments and other current assets	5,099	244,754	185,953	15,164	—	450,970
Amounts due from related parties	—	—	114	—	—	114
Amounts due from Group companies (2)	4,882,657	75,789	975,943	24,913	(5,959,302)	—
Investments	—	104,108	183,721	365,731	—	653,560
Investments in subsidiaries and VIEs	—	1,496,672	59,139	—	(1,555,811)	—
Property and equipment, net	—	31,005	45,929	80	—	77,014
Goodwill, net	—	155,029	—	—	—	155,029
Intangible assets, net	—	516,936	20,573	—	—	537,509
Deferred tax assets	—	1,435	—	—	—	1,435
Right-of-use assets, net	—	52,285	121,630	—	—	173,915
Other non-current assets	—	2,909	11,423	—	—	14,332
Total assets	5,472,257	3,453,620	2,014,356	421,862	(7,515,113)	3,846,982
Accounts and notes payable	—	50,104	96,527	2,740	—	149,371
Advances from customers	—	17,580	2,924	8,317	—	28,821
Accrued expenses and other liabilities	5,319	155,739	173,952	13,690	—	348,700
Amounts due to related parties	—	—	21,262	—	—	21,262
Income tax payables	—	(905)	13,666	929	—	13,690
Lease liabilities due within one year	—	15,314	38,121	—	—	53,435
Amounts due to Group companies	890	5,555,002	85,567	317,843	(5,959,302)	—
Deferred tax liabilities	—	88,702	—	19,204	—	107,906
Deficit of investments in subsidiaries and VIE (3)	2,455,444	—	—	—	(2,455,444)	—
Deferred income non-current	—	—	—	—	—	—
Lease liabilities	—	37,493	85,664	—	—	123,157
Total liabilities	2,461,653	5,919,029	517,683	362,723	(8,414,746)	846,342
Redeemable non-controlling interests	—	1,337	—	—	—	1,337
Total shareholders’ equity (deficit)	3,010,604	(2,466,746)	1,496,673	59,139	899,633	2,999,303
Total liabilities, redeemable non-controlling interests and shareholders' equity (deficit)	5,472,257	3,453,620	2,014,356	421,862	(7,515,113)	3,846,982

	As of December 31, 2024
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	428,267	169,814	215,347	3,967	—	817,395
Short-term investments	539,130	—	—	—	—	539,130
Accounts receivable, net	—	115,046	88,876	10,636	—	214,558
Inventories, net	—	281,337	104,432	285	—	386,054
Prepayments and other current assets	2,716	182,991	183,706	11,991	—	381,404
Amounts due from related parties	—	1,648	7,465	—	—	9,113
Amounts due from Group companies (2)	4,704,788	21,756	696,134	2	(5,422,680)	—
Investments	—	120,075	184,402	360,102	—	664,579
Investments in subsidiaries and VIEs	—	1,291,076	47,717	—	(1,338,793)	—
Property and equipment, net	—	16,402	57,923	48	—	74,373
Goodwill, net	—	155,029	—	—	—	155,029
Intangible assets, net	—	535,939	23,769	—	—	559,708
Deferred tax assets	—	1,381	—	—	—	1,381
Right-of-use assets, net	—	16,440	131,061	—	—	147,501
Other non-current assets	—	1,969	18,673	—	—	20,642
Total assets	5,674,901	2,910,903	1,759,505	387,031	(6,761,473)	3,970,867
Accounts payable	—	30,744	37,865	3,481	—	72,090
Advances from customers	—	4,724	3,786	11,064	—	19,574
Accrued expenses and other liabilities	99,258	126,598	227,648	6,639	—	460,143
Amounts due to related parties	—	8,935	19,949	—	—	28,884
Income tax payables	—	5,493	13,666	929	—	20,088
Lease liabilities due within one year	—	5,174	34,235	—	—	39,409
Amounts due to Group companies	—	5,083,420	32,687	306,573	(5,422,680)	—
Deferred tax liabilities	—	92,678	—	10,628	—	103,306
Deficit of investments in subsidiaries and VIE (3)	2,505,485	—	—	—	(2,505,485)	—
Deferred income non-current	14,832	—	—	—	—	14,832
Lease liabilities	—	10,734	98,792	—	—	109,526
Total liabilities	2,619,575	5,368,500	468,628	339,314	(7,928,165)	867,852
Redeemable non-controlling interests	—	50,984	—	—	—	50,984
Total shareholders’ equity (deficit)	3,055,326	(2,508,581)	1,290,877	47,717	1,166,692	3,052,031
Total liabilities, redeemable non-controlling interests and shareholders' equity (deficit)	5,674,901	2,910,903	1,759,505	387,031	(6,761,473)	3,970,867

Movements of investments in subsidiaries and VIE / (deficit of investments in subsidiaries and VIE) in Yatsen Holding Limited’s separate financial statements are as follows:

RMB (in thousands)

As of January 1, 2023	(1,268,420)
Share-based compensation costs incurred on behalf of subsidiaries	77,502
Share of loss of subsidiaries and VIE	(738,768)
Share of changes in additional paid-in capital of subsidiaries	154,981
Share of changes in accumulated other comprehensive income of subsidiaries	(21,275)
Foreign currency translation	32,138
As of December 31, 2023	(1,763,842)
Share-based compensation costs incurred on behalf of subsidiaries	91,174
Share of loss of subsidiaries and VIE	(774,577)
Share of changes in accumulated other comprehensive income of subsidiaries	(76,553)
Foreign currency translation	18,313
As of December 31, 2024	(2,505,485)
Share-based compensation costs incurred on behalf of subsidiaries	59,031
Share of loss of subsidiaries and VIE	(121,136)
Share of changes in additional paid-in capital of subsidiaries	390
Share of changes in accumulated other comprehensive income of subsidiaries	139,407
Foreign currency translation	(27,651)
As of December 31, 2025	(2,455,444)

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2025
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Net cash provided by (used in) Operating Activities(4)	24,771	(101,077)	(37,390)	19,033	—	(94,663)
Advances to Group companies	(339,415)	—	(203,460)	—	542,875	—
Receival of advances repayment from Group companies	53,203	—	176,302	—	(229,505)	—
Purchases of short-term investments	(601,901)	—	—	—	—	(601,901)
Maturities of short-term investments	888,378	—	—	—	—	888,378
Purchases of intangible assets	—	(285)	(1,450)	—	—	(1,735)
Purchases of property and equipment	—	(25,909)	(16,135)	(21)	—	(42,065)
Other investing activities	—	2	3,846	269	—	4,117
Net cash provided by (used in) Investing Activities	265	(26,192)	(40,897)	248	313,370	246,794
Proceeds from advances from Group companies	—	528,375	—	14,500	(542,875)	—
Repayment of advances from Group companies	—	(202,205)	—	(27,300)	229,505	—
Repurchases of Ordinary Shares	(111,019)		—	—	—	(111,019)
Repurchase of redeemable non-controlling interests		(45,749)	(167)	—	—	(45,916)
Other financing activities	5,490	—	—	—	—	5,490
Net cash provided by (used in) Financing Activities	(105,529)	280,421	(167)	(12,800)	(313,370)	(151,445)

	For the Year Ended December 31, 2024
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Net cash provided by (used in) Operating Activities(4)	42,546	(151,565)	(142,888)	8,241	—	(243,666)
Capital contribution to Group companies	—	(99,823)	—	—	99,823	—
Advances to Group companies	(474,150)	—	(277,074)	—	751,224	—
Receival of advances repayment from Group companies	402,416	—	268,185	—	(670,601)	—
Purchases of short-term investments	(1,316,051)	—	—	—	—	(1,316,051)
Maturities of short-term investments	1,863,161	141,934	—	—	—	2,005,095
Purchases of intangible assets	—	(533)	(3,747)	—	—	(4,280)
Purchases of property and equipment	—	(15,865)	(36,857)	(18)	—	(52,740)
Investments on equity investments	—	—	—	(42,000)	—	(42,000)
Other investing activities	—	15	2,042	42	—	2,099
Net cash provided by (used in) Investing Activities	475,376	25,728	(47,451)	(41,976)	180,446	592,123
Capital contribution from Group companies	—	—	99,823	—	(99,823)	—
Proceeds from advances from Group companies	—	705,724	—	45,500	(751,224)	—
Repayment of advances from Group companies	—	(650,601)	—	(20,000)	670,601	—
Repurchases of Ordinary Shares	(405,792)	—	—	—	—	(405,792)
Other financing activities	11,566	—	—	—	—	11,566
Net cash provided by (used in) Financing Activities	(394,226)	55,123	99,823	25,500	(180,446)	(394,226)

	For the Year Ended December 31, 2023
	Yatsen Holding Limited	Other Subsidiaries	Primary Beneficiary of VIE (WFOE and its subsidiaries)	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Net cash provided by (used in) Operating Activities(4)	(11,400)	239,051	(371,566)	36,473	—	(107,442)
Capital contribution to Group companies	—	—	—	—	—	—
Advances to Group companies	(245,424)	—	(359,355)	—	604,779	—
Receival of advances repayment from Group companies	1,335,355	—	607,602	—	(1,942,957)	—
Purchases of short-term investments	(1,439,145)	(902,388)	—	—	—	(2,341,533)
Maturities of short-term investments	709,230	1,413,146	100,000	—	—	2,222,376
Purchases of intangible assets	—	—	(321)	—	—	(321)
Purchases of property and equipment	—	(8,108)	(35,540)	—	—	(43,648)
Proceeds from disposal of investments	—	—	22,233	—	—	22,233
Investments on equity investments	—	(13,547)	—	(108,000)	—	(121,547)
Other investing activities	—	144	1,530	279	—	1,953
Net cash provided by (used in) Investing Activities	360,016	489,247	336,149	(107,721)	(1,338,178)	(260,487)
Capital contribution from Group companies	—	—	—	—	—	—
Proceeds from advances from Group companies	—	487,780	—	117,000	(604,780)	—
Repayment of advances from Group companies	—	(1,900,958)	—	(42,000)	1,942,958	—
Repurchases of Ordinary Shares	(212,693)	—	—	—	—	(212,693)
Repurchase of redeemable non-controlling interests	—	(134,664)	—	—	—	(134,664)
Other financing activities	4,902	—	474	(474)	—	4,902
Net cash provided by (used in) Financing Activities	(207,791)	(1,547,842)	474	74,526	1,338,178	(342,455)

Notes:

* The payment by Primary Beneficiary of VIE (WFOE and its subsidiaries) on behalf of Group companies was reclassified on consolidation level in accordance with nature.

** As of December 31, 2023, 2024 and 2025, amounts due to non-VIE subsidiaries included RMB168.0 million, RMB193.5 million and RMB180.7 million (US$25.8 million) for net debt financing from Group companies to the consolidated VIE not yet returned.

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

For the years ended December 31, 2023, 2024 and 2025, the Primary Beneficiary of VIE (WFOE and its subsidiaries) decided not to charge any service fee from the VIE in relation to the Exclusive Business Cooperation Agreement, and no service fees were paid by the VIE to the Primary Beneficiary of VIE (WFOE and its subsidiaries) during the respective periods.

Besides the Exclusive Business Cooperation Agreement, all intercompany transactions between (i) Primary Beneficiary of VIE (WFOE and its subsidiaries) and (ii) VIE and VIE’s subsidiaries, which are set forth in the footnotes below, were conducted in accordance with the relevant agreements for the years ended December 31, 2023, 2024 and 2025. The relevant intercompany payables and cash flows resulting from such contractual arrangements are also set forth in the footnotes below.

(1)
Represents the elimination of the intercompany transaction at the consolidation level.

The intercompany transaction being eliminated mainly represents goods and services purchased by VIE and VIE’s subsidiaries from Primary Beneficiary of VIE (WFOE and its subsidiaries) and services provided by VIE and VIE’s subsidiaries to Primary Beneficiary of VIE (WFOE and its subsidiaries), the details of which are set forth below:

		For the Year Ended December 31,			Basis for determination of the transaction pricing
		2023	2024	2025
		(RMB in thousands)
Goods and services purchased by VIE and VIE’s subsidiaries from Primary Beneficiary of VIE (WFOE and its subsidiaries)
(a)	Cosmetic Products	49,418	30,457	42,969	Cost plus method
(b)	Logistics, promotions and other services	35,764	10,108	7,937	Referencing to market price
	Total	85,182	40,565	50,906
Services provided by VIE and VIE’s subsidiaries to Primary Beneficiary of VIE (WFOE and its subsidiaries)
(a)	Promotions and other services	-	-	21,180	Cost plus method

(2)
Represents the elimination of intercompany balances among Yatsen Holding Limited, other subsidiaries, primary beneficiary of VIE (WFOE and its subsidiaries), and VIE and VIE’s subsidiaries, which related to advances borrowed, payable for product and services in the normal course of business.

As of December 31, 2023, 2024 and 2025, the intercompany balances between (i) Primary Beneficiary of VIE (WFOE and its subsidiaries) and (ii) VIE and VIE’s subsidiaries mainly represent: (a) VIE and VIE’s subsidiaries’ payables due to Primary Beneficiary of VIE (WFOE and its subsidiaries) arising from purchases of products and services in the amount of RMB93,007 thousand, RMB107,527 thousand and RMB153,323 thousand, respectively; (b) VIE and VIE’s subsidiaries’ payables due to Primary Beneficiary of VIE (WFOE and its subsidiaries) arising from advances borrowed amounting to RMB168,000 thousand, RMB193,500 thousand and RMB180,700 thousand, respectively; and (c) VIE and VIE’s subsidiaries’ receivables from Primary Beneficiary of VIE (WFOE and its subsidiaries) arising from provided services in the amount of nil, nil and RMB21,180 thousand, respectively.

(3)
Represents the elimination of the investment among Yatsen Holding Limited, other subsidiaries, primary beneficiary of VIE (WFOE and its subsidiaries), and VIE and VIE’s subsidiaries.
(4)
For the years ended December 31, 2023, 2024 and 2025, cash paid by the VIE to Primary Beneficiary of VIE (WFOE and its subsidiaries) were RMB64,052 thousand, RMB31,069 thousand and RMB11,175 thousand, respectively, which represented purchase of inventories, logistics services, promotion services and other services, the details of which are set forth below:

		For the Year Ended December 31,
		2023	2024	2025
		(RMB in thousands)
(a)	Cosmetic Products	46,152	25,795	5,806
(b)	Logistics, promotions and other services	17,900	5,274	5,369
	Total	64,052	31,069	11,175

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

Risks Relating to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

•
We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through (i) our subsidiaries in China and (ii) the VIE with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Yatsen Holding Limited, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. If the PRC government determines that the contractual agreements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. If any of these developments result in our inability to assert contractual control over the VIE, which contributed to 3.1% of our third-party revenues in 2025, our ADSs may decline in value or become worthless. Our holding company, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole;
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

We recorded total net revenues of RMB3.41 billion in 2023, RMB3.39 billion in 2024 and RMB4.30 billion (US$614.6 million) in 2025. We may not be successful in executing our growth strategy or otherwise achieving revenue growth in the future. We may also incur significant losses in the future for a number of reasons, including as a result of the materialization of the following risks and the other risks described in this annual report, and we may encounter unforeseen difficulties, complications, delays and other unknown factors:

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
•
we may fail to adjust our sales and marketing strategies fast enough to stay current with consumers’ behavioral changes in using the internet and mobile devices;
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
•
we may fail to successfully implement our new business initiatives, especially expansion into new offerings or new business lines in which we have limited or no prior experience, including sustaining continued expansion of Perfect Diary, Little Ondine, Pink Bear, Galénic, the mainland China business of DR.WU and Eve Lom as well as any new brand we may launch or acquire in the future;
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

As part of our ongoing business strategy, we expect we will continue to introduce new products in the skincare and color cosmetics categories, while expanding our product launches into adjacent categories in which we may have little to no prior operating experience. The success of product launches in adjacent product categories could be hampered by our relative inexperience operating in such categories, the strength of our competitors or any of the other risks referred to above. Furthermore, any expansion into new product categories may subject us to additional operational and financial constraints which could inhibit our ability to successfully accomplish such expansion. If we fail to continue to roll out commercially successful products in our traditional categories or in adjacent categories, our business, financial condition and results of operations may be materially and adversely affected.

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

There can be no assurance that we can successfully or effectively achieve any or all of the above initiatives in the manner or time period that we expect. Executing our business strategies requires significant attention from our management team and allocation of financial, supply chain, distribution and other resources. To achieve our business initiatives effectively, we must continue to enhance our operational, financial and management systems, including our inventory management and control; maintain and improve our internal controls and disclosure controls and procedures; maintain and improve our information technology systems and procedures; and train and manage our employee base. We may not be able to achieve enhancements in any one or more of these areas. Further, achieving our business initiatives will require investments that may result in short-term costs without generating any additional revenues and therefore may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.

We have a history of net losses, and we may not be able to achieve profitability in the future.

We incurred a net loss of RMB750.2 million in 2023, RMB710.2 million in 2024, and RMB92.4 million (US$13.2 million) in 2025. We had negative cash flows from operating activities of RMB107.4 million, RMB243.7 million and RMB94.7 million (US$13.5 million) for the fiscal years ended December 31, 2023, 2024 and 2025, respectively. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. We also expect to continue to make significant future expenditures related to the development and expansion of our business, including:

•
investments in our product development team and research and development team and in the development of new products;
•
investments in sales and marketing, enlarging our customer base and promoting market awareness of our brands and products;

•
investments in expansion or maintenance of our online and offline distribution channels in a measured manner; and
•
investment in enhancing data and information technology and improving operating efficiency, including improving the efficiency in supply chain management and inventory control.

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

Currently, we rely on third-party e-commerce platforms for online sales of our products and derive a material portion of our online sales revenue through and from such platforms. In 2023, 2024 and 2025, a majority of our net revenues were generated through our store on third-party e-commerce platforms. If such platform’s services or operations are interrupted, if such platforms fail to provide satisfactory customer experience and fail to attract new and retain existing users, if our cooperation with such third-party e-commerce platforms terminates, deteriorates or becomes more costly, or if we fail to incentivize such platforms to drive traffic to our flagship stores or promote the sale of our products, our business and results of operations may be materially and adversely affected. We cannot guarantee that we will be able to find alternative channels on terms and conditions commercially acceptable to us in a timely manner, or at all, especially given their leading position and significant influence in China’s e-commerce industry. In addition, any negative publicity about such third-party e-commerce platforms, any public perception or claims that non-authentic, counterfeit or defective goods are sold on such platforms, be it with merit or proven or not, most of which are beyond our control, may deter visits to the platforms and result in less customer traffics to our flagship stores or fewer sales of our products through other sales channels, which may negatively impact our business and results of operations.

Operations on e-commerce platforms are subject to various PRC laws and regulations. The PRC E-Commerce Law, promulgated by the Standing Committee of the National People’s Congress on August 31, 2018 and effective on January 1, 2019 imposes a number of requirements on e-commerce operators, including entities which sell commodities or provide services through an e-commerce platform. The E-Commerce Law stipulates that e-commerce operators must obtain administrative licenses if their business activities are subject to licensing requirements under applicable laws and regulations. Furthermore, the E-commerce Law requires e-commerce operators to protect the lawful rights and interests of consumers; to provide comprehensive, accurate, truthful, and timely disclosures about goods or services; not to set the tie-in sale as a default option; not to abuse their dominant market position, if any, to exclude or restrict competition; and to collect or use the personal information pursuant to applicable laws and regulations, among other requirements. We have been monitoring our operations on e-commerce platforms to ensure compliance. However, because detailed interpretative guidelines and implementation rules, such as the Measures for the Supervision and Administration of Livestreaming E-Commerce and the Provisions on the Reporting of Tax-Related Information by Internet Platform Enterprises, have been progressively promulgated and issued, we cannot assure you that the PRC authorities will not take any actions challenging our compliance with all stipulated obligations under the E-commerce Law. To the extent that any non-compliance is raised by the PRC authorities and determined against us, our business, financial conditions, and results of operations may be materially affected. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Trading and E-Commerce.”

We engage distributors to sell our products. Our brand, business and results of operations may be materially and adversely affected if the distributors fail to operate successfully or if we are unable to broaden our distribution network.

In addition to e-commerce platforms that we sell directly to end customers and offline experience stores, we sell our products to distributors who then sell to end customers. In 2023, 2024 and 2025, 15.1%, 16.9% and 14.9% of our net revenues in each of the respective year were generated through our sales to distributor customers. The effectiveness of the distributors in selling and distributing our products may be affected by a number of factors, many of which are beyond our control, including the existence and availability of suitable regions or locations for expansion of our sales and distribution network, our ability to negotiate favorable cooperation terms with the distributors, the distributors’ willingness to adhere to our recommended retail pricing guidelines, the distributors’ strategies in promoting our products, our ability to maintain and expand our distribution network, the distributors’ business and financial performance, and our ability to effectively manage the number of distributors in each geographical market to reduce risk of cannibalization. If such distributors fail to successfully operate the stores that sell our products, fail to provide satisfactory customer experience or fail to attract new and retain existing customers, or if we fail to maintain the relationship with these distributors or fail to attract new distributors to diversify and broaden our distribution channels, our brand, business, results of operations and financial condition could be materially and adversely affected.

We are also exposed to the risk that distributors may seek to impose unfavorable terms on us in the future, such as longer credit periods. Credit arrangement with our distributors adds pressure on our working capital and exposes us to the risks of default and bad debts. Any disruption in our relationships with our distributors could affect our ability to maintain and grow our sales, which could materially and adversely affect our business, results of operations and financial position. We cannot give assurance that we will be able to grow our sales and distribution network effectively. If we encounter difficulties in maintaining, expanding or optimizing our sales and distribution network, our growth prospects may be constrained, which could in turn adversely affect our business, financial condition, results of operations and prospects.

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

We also operate two customer service centers which provide service daily from 8:00 a.m. to midnight, handling all kinds of customer queries and complaints regarding our products and services. As of December 31, 2025, we had a group of customer service representatives at our customer service centers, consisting of our own employees and representatives from third-party service providers. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. There is no assurance that we will be able to maintain a low turnover rate of existing employees and provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

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

We have invested a large amount of financial and other resources in sales and marketing activities, including maintaining our marketing and sales teams, retaining KOLs and purchasing advertisements. We intend to continue to invest in promoting our brand awareness and acquiring customers. In the fiscal years ended December 31, 2023, 2024 and 2025, we incurred RMB2.23 billion, RMB2.27 billion and RMB2.85 billion (US$407.9 million) in selling and marketing expenses, accounting for 65.3%, 66.9% and 66.3% of our total net revenues, respectively. Our marketing and branding activities may not be well received, successful or cost-effective, which may lead to significantly higher marketing expenses in the future. We may also not be able to continue our existing marketing and branding activities, or successfully identify and utilize the new trends in marketing strategies, channels and approaches that appeal to or fit in the lifestyle of our targeted customers. We may also fail to adjust our sales and marketing strategies fast enough to stay current with consumers’ behavioral changes in using the internet and mobile devices. Failure to refine our existing marketing strategies or introduce new effective marketing strategies in a cost-effective manner could negatively impact our business, results of operations and financial condition. In addition, failure to comply with the laws and regulations including the Advertising Law of the PRC, Regulations on the Supervision and Administration of Cosmetics, Measures for the Administration of the Online Trading of Cosmetics, Measures for the Administration on Inspection of Cosmetics, and Regulations on the Implementation of the Law on the Protection of Consumer Rights and Interests, will result in the restriction, inhibition or delay of our ability to sell products. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Cosmetic Products, Regulations Relating to Food Business, Regulations Relating to Product Quality and Consumers Protection, and Regulations Relating to Advertising.”

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

We currently rely on certain ODM/OEM and packaging supply partners based in China to produce most of our products, while we also collaborate with top-class suppliers overseas to support the production of our global premium and luxury beauty brands. In some cases, we retain only a single contract manufacturer for the production of some of our products. Our top five ODM/OEM, including the manufacturing hub we established with Cosmax and packaging supply partners, collectively accounted for a considerable purchase amount from all OEM/ODMs in 2023, 2024 and 2025, respectively. Our reliance on a limited number of ODM/OEM and packaging supply partners for each of our products exposes us to a number of risks, since we may not have alternative or replacement ODM/OEM and packaging supply partners beyond these key parties.

We usually enter into framework engagement contracts with our ODM/OEM and packaging supply partners and then place orders to the ODM/OEM and packaging supply partners when manufacturing needs arise. We may experience operational difficulties with our ODM/OEM and packaging supply partners, including reductions in the availability of production capacity of our ODM/OEM and packaging supply partners due to reasons such as competing orders or sudden increases in demand, failure to comply with product specifications, insufficient quality control, unauthorized disclosure of sensitive information such as product formulation, failure to meet quality control standards and production deadlines, delays in delivery of products, increases in manufacturing costs and longer lead time. Our ODM/OEM and packaging supply partners may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component, ingredient or raw material shortages, fire, cost increases, violation of environmental, health or safety laws and regulations and national and industrial standards in terms of product safety, health epidemics, or other problems. We may be unable to pass potential cost increases associated with operational difficulties to our customers. In the event of interruption from any of our ODM/OEM and packaging supply partners, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. We cooperate with these third party ODM/OEM and packaging supply partners mainly on a non-exclusive basis, we cannot ensure that such contract manufacturers will not prioritize orders of other principals, including our competitors, in the case of supply shortages. We may also have disputes with our ODM/OEM and packaging supply partners, which may result in litigation expenses, divert our management’s attention and cause supply shortages to us. Further, we may not be able to renew contracts with our ODM/OEM and packaging supply partners for our existing products on acceptable terms, or at all, or identify ODM/OEM and packaging supply partners who are capable of producing our existing and new products we target to launch in the future. Our competitors could enter into restrictive or exclusive arrangements with our ODM/OEM and packaging supply partners that could impair or eliminate our access to such manufacturing capacity. It may take a significant amount of time to identify ODM/OEM and packaging supply partners that have the capability and resources to produce our products to our specifications in sufficient volume. Identifying suitable ODM/OEM and packaging supply partners is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other practices. Accordingly, a partial or complete loss of any of our significant contract manufacturers, or a significant adverse change in our relationship with any of our ODM/OEM and packaging supply partners, could have an adverse effect on our business, financial condition and operating results.

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

We rely on third-party couriers and logistics providers for order fulfilment and delivery services, including, among others, collection of products, warehousing services, shipping products to our customers, our experience stores and our third-party warehousing facilities and handling product returns. While these arrangements allow us to focus on our main business, they reduce our direct control over the logistics services provided to our customers. Logistics in our primary locations or transit to final destinations may be disrupted for a variety of reasons, including events that are beyond our control or the control of these service providers, such as inclement weather, natural and man-made disasters, health epidemics, information technology system failures, transportation disruptions, labor unrest, commercial disputes, military actions or economic, business, labor, environmental, public health, or political issues. In addition, if our third-party logistics service providers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. If any of our service providers’ operations or services are disrupted or terminated, we may not be able to find alternative service providers with quality and on commercial terms to our satisfaction in a timely and reliable manner, or at all. Furthermore, delivery personnel of contracted third-party logistics service providers act on our behalf and interact with our customers personally. We need to effectively manage these third-party logistics service providers to ensure the quality of customer services. If our products are not delivered in proper condition or in a timely manner or there is any other failure to provide high-quality delivery services to our customers, our products may be compromised, customer experience may be impaired and, as a result, our business and reputation could suffer. Further, if our logistics providers raise their fee rate, we may incur additional costs and may not be able to pass such costs to our customers.

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

Failure to successfully manage our fulfilment infrastructure or any interruption in the operation of the warehouse facilities for an extended period may negatively affect our business and results of operations.

We believe that our fulfilment infrastructure, consisting of strategically located warehouses, is essential to our supply chain management. Substantially all of the warehouses we use are operated by third-party vendors over which we have limited control. We provide our operating standards under our operating agreements with third-party vendors and typically renew these agreements on an annual basis. Our ability to process and fulfill orders accurately and provide high quality customer service depends on the smooth operation of the warehouse facilities. Any decrease in the quality of service offered by these third-party vendors will adversely affect our reputation and business operations. The warehouse facilities may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, health epidemics, human error and other events. If any of the warehouse facilities were rendered incapable of operations, then we may be unable to fulfill our orders on a timely basis, which could result in canceled sales and a loss of customer loyalty and have a material adverse impact on our business, financial condition and results of operations. For example, business operations at warehouse facilities could be disrupted if any of the employees working therein are suspected of getting contagious diseases since it could require the employees to be quarantined and/or the facilities to be disinfected. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

The operation of our experience stores has required investments and commitments of resources and is subject to numerous risks and uncertainties.

Our experience stores have required investments in equipment and leasehold improvements, information systems, inventory and personnel, often times even prior to generating any sales in these stores. We also have entered into operating lease commitments for store space. A decline in sales or the closure or poor performance of individual or multiple stores could result in significant lease termination costs, write-offs of equipment and leasehold improvements and severance costs.

The success of our experience store operations depends in part on our ability to manage the financial and operational aspects of our experience stores operation strategy, our ability to properly assess the potential profitability and payback period of potential new experience store locations, our ability to hire and train skilled store operating personnel, especially management personnel, our ability to immerse such personnel in our culture, and our ability to guarantee timely supply of inventory for experience stores. We cannot assure you that we will succeed in all of these areas. In addition, many factors unique to offline retail operations, some of which are beyond our control, pose risks and uncertainties to the success of our experience store operations. These risks and uncertainties include, but are not limited to, macro-economic factors that could have an adverse effect on general retail activity, health epidemics, the overall customer traffic in and around the location of our experience stores, the opening of stores of competitors in the same area or location of our experience stores, the opening of a new store of ours in the same city as our existing experience stores, our failure in identifying appropriate locations for opening up new experience stores and accurately predicting customer traffic at such new stores, our inability to attract high customer traffic to our experience stores, our inability to manage costs associated with store construction and operation, more challenging environments in managing offline retail operations, costs associated with unanticipated fluctuations in the value of retail inventory, and our inability to obtain and renew leases in quality retail locations at a reasonable cost. If we are unable to open experience stores at convenient locations in such cities that have large number of customers of our online product sales and offer similar competitive price at our experience stores as our online stores, our ability to retain these customers, foster strong brand loyalty and enlarge our customer base may be negatively impacted. Meanwhile, if we are unable to generate sufficient sales from these stores, we may fail to recover the advanced costs and investments in connection with such experience store and our business and profitability may suffer. The substantial management time and resources which our future experience store operation strategy may require could also result in disruption to our existing business operations, which may decrease our net revenue or otherwise affect our results of operations.

Failure to maintain or renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We primarily lease properties for our offices and experience stores. We usually enter into lease agreements with real estate owners for a period of around one to five years. To the extent we need to terminate the lease and relocate prior to the expiration of the lease term, we may face termination fees or be liable for breach of contracts. Meanwhile, for those locations that we want to continue our presence, we may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms, or at all. Certain leases we entered into with real estate owners contain covenants relating to periodical turnover commitments or certain minimum operation results commitments. We cannot assure you that we will be able to fulfill such covenants at all times. Our failure to comply with relevant covenants may result in the real estate owners’ unilateral right to terminate the leases and may therefore be forced to relocate our affected operations. Any of these occurrences could disrupt our operations and result in significant relocation expenses, which could, adversely affect our business, financial condition and results of operations. Further, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could maintain, extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. Further, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

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

Since 2021, the PRC government authorities have also promulgated a series of laws and regulations to build a system for cybersecurity review. The Data Security Law of the PRC, which took effect in September 2021, provides for a national security review procedure for data processing activities that affect or may affect national security. Pursuant to the Revised Measures for Cybersecurity Review, which was published by the Cyberspace Administration of China and became effective in February 2022, critical information infrastructure operators that procure internet products and services, as well as network platform operators engaging in data processing activities, must be subject to a cybersecurity review if their activities affect or may affect national security. A cybersecurity review could result in significant costs and expose such critical information infrastructure operators to various challenges, both throughout the review process and in the course of implementing the required improvements to their cybersecurity protocols. Since the Revised Measures for Cybersecurity Review provide no further explanation or interpretation on the determination of “affecting national security,” there remain uncertainties as to whether our data processing activities may be deemed to affect national security. In addition, network platform operators holding over one million users’ personal information must apply for a cybersecurity review with the Cybersecurity Review Office before any public offering in a foreign country. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Moreover, the State Council of the PRC published the Regulation on Network Data Security Management on September 24, 2024, which became effective on January 1, 2025. The regulation provides detailed guidelines for the implementation of the Cyber Security Law of the PRC, the Data Security Law of the PRC, and the Personal Information Protection Law of the PRC. The regulation stipulates a series of requirements for network data processors, including to identify, report and take specific measures to protect important data involved in their business. Failure to comply with these obligations may result in administrative penalties, including fines, suspension of business operations, and revocation of business licenses. The Measures for the Administration of Personal Information Protection Compliance Audits, which became effective on May 1, 2025, require processors handling personal information of more than 10 million individuals to conduct compliance audits at least once every two years.

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

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. Pursuant to the Measures for the Security Assessment of Cross-border Data Transfer, which became effective in September 2022, data processors will be subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of data if the transfer involves certain types of data such as important data. In March 2024, the Cyberspace Administration of China issued the Provisions on Facilitating and Regulating Cross-border Data Transfer and updated the Guidelines to Applications for Security Assessment of Outbound Data Transfers and the Guidelines for Filing the Standard Contract for Outbound Cross-Border Transfer of Personal Information, providing additional guidance on the regulation of cross-border transfer of personal information. On October 14, 2025, the Cyberspace Administration of China and the State Administration for Market Regulation jointly promulgated the Measures for the Certification of the Outbound Transfer of Personal Information, which took effect on January 1, 2026, establishing a certification pathway for non-critical information infrastructure operator transferring personal information overseas within specified volume thresholds. For more details on the PRC laws relating to privacy, personal information, data security and cybersecurity, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Information Security and Privacy Protection.”

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

In addition to interactions with our customers at our experience stores, we organize customer communities on Weixin, through which we establish closer relationships with, and develop better understanding of, our customers through deep engagement with them. Such communities also allow customers to share shopping experience and freely communicate with each other. However, we do not have full control over how and what our customers will communicate, and our communities could be misused by some of our customers. For example, some of our customers may use our communities as a platform to distribute content that could be deemed as spam by other customers, such as marketing materials for his or her own businesses or businesses he or she is employed to promote, which could impair our customers’ experience. In addition, once invited into our online communities, our customers can add each other as contacts and communicate and interact privately. We have no control over our customers’ behaviors off our online communities and cannot rule out the possibility that some of them may engage in immoral, disrespectful, fraudulent or illegal activities. To the extent such behaviors or activities are associated with our communities, the public perception of our reputation and brand image could be harmed and prospective customers may be deterred from joining our online communities, which could have a material and adverse effect on our business and reputation.

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

As we grow our business, we expect to continue to invest in and implement upgrades to our information technology systems and procedures. Without these improvements, our operations might suffer from unanticipated system disruptions, slow data processing, unreliable service levels, impaired quality or delays in reporting accurate information, any of which could negatively affect our reputation and ability to attract and retain customers. However, such upgrades may subject us to inherent costs and risks associated with changes to these systems, including potential disruption of our internal control structure, additional administration and operating expenses, failure to acquire or retain sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. In addition, the upgrade and improvement of our information technology systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance our business will increase. If we fail to respond to technological change or to adequately maintain and upgrade our systems and infrastructure in response to changing business needs in a timely, effective and cost-efficient fashion, our business could be adversely affected.

Real or perceived inaccuracies in our operating metrics may harm our reputation and negatively affect our business.

We regularly review our operating metrics in relation to our customers to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using our internal data as well as third-party platforms’ data, have not been validated by an independent third party, and may not be indicative of our future operation results. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business.

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

We produce and distribute professionally generated beauty and wellness related content on third party online social and content platforms such as Douyin and RedNote to promote beauty related knowledge, to improve our brand awareness and to generate consumer interest in our products. Under PRC laws, we are required to monitor content we produce and distribute for items that are factually incorrect, socially destabilizing, obscene or defamatory, and promptly take actions with respect to such content items. Sometimes, it is arguable as to whether a piece of information is factually incorrect or involved other types of illegality, and it may be difficult to determine the type of content that may result in liability to us. Our burden to administer the content, and costs associated therewith, may be exacerbated if we develop our own app with user discussion panel or other interactive functions or features in the future, or introduce such interactive features and functions to our website and Weixin mini-program. If we are found to be liable, we may be subject to fines, revocation of our relevant licenses and other administrative and civil actions, which may interrupt our business. We have implemented measures to review content in light of the laws and regulations before any of them is published. However, such procedures may not prevent all illegal or inappropriate content from being distributed, especially content created during live streaming by KOLs we collaborate with.

If our cash from operations is not sufficient to meet our current or future operating needs and expenditures, our business, financial condition and results of operations may be materially and adversely affected.

For the fiscal years ended December 31, 2023, 2024 and 2025, we had negative cash flows from operating activities of RMB107.4 million, RMB243.7 million and RMB94.7 million (US$13.5 million), respectively. We may require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives, investments or acquisitions we may decide to pursue. To the extent we are unable to generate sufficient cash flow, we may be forced to cancel, reduce or delay these activities. Our ability to generate cash to meet our operating needs and expenditures will depend on our future performance and financial condition, which will be affected by financial, business, economic, legislative, regulatory and other factors, including potential changes in costs, pricing, the success of product innovation and marketing, competitive pressure and consumer preferences. If our cash flows and capital resources are insufficient to fund our cash needs, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations. Alternatively, if our sources of funding are insufficient to satisfy our cash requirements, we may seek to obtain credit facilities or sell equity or debt securities. The sale of equity securities would result in dilution of our existing shareholders, including holders of our ADSs. The incurrence of indebtedness would result in debt service obligations and operating and financing covenants that could restrict our operations. Furthermore, it is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all. Our ability to obtain financing may be affected by factors beyond our control, including general economic, market and other conditions, and there is no assurance that our efforts to obtain external financing will succeed.

On March 11, 2026, we entered into a Note Purchase Agreement with a purchaser affiliated with Trustar Capital and Mr. Jinfeng Huang, our founder, chairman of the board of directors and chief executive officer. Pursuant to this agreement, the purchaser agreed to subscribe for certain RMB-denominated convertible senior notes in an aggregate principal amount equivalent to approximately US$120 million, to be issued in two equal tranches, together with warrants to purchase our Class A ordinary shares.

Following our announcement of the transaction, a significant shareholder of ours raised objections to, and concerns regarding, the consummation of the transaction as contemplated under the Note Purchase Agreement, and sought to participate in the transaction. We have been engaging in communications with the purchaser and such shareholder in an effort to resolve this matter, including the potential participation of such shareholder in the transaction through an investment in the purchaser. Such discussions remain ongoing. As a result of this development, the closing of the first tranche of the notes and warrants contemplated by the Note Purchase Agreement has not yet occurred as of the date of this annual report.

There can be no assurance that the parties will reach a resolution, that the closing conditions under the Note Purchase Agreement will be satisfied, or that the transaction will be consummated on the terms currently contemplated, or at all. If the transaction is further delayed, materially modified or not completed, we may need to seek alternative sources of financing, revise our liquidity planning, reduce or defer capital expenditures, investments, acquisitions, share repurchases or other capital allocation initiatives, or otherwise adjust our business plans. Any such developments could materially and adversely affect our business, financial condition and results of operations.

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

Due to the increasing popularity and use of the internet and other online services, with respect to online sales, advertising, customer acquisition, data acquisition and usage, or otherwise related to internet industries, a number of laws and regulations have been adopted, and it is possible that more will be adopted in the future. The adoption of additional laws or regulations, the application to our business of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application to our business of existing laws and regulations that are traditionally not applicable to digital forms of services, may heighten requirements for us to conduct our operations, which could, in turn, increase our cost of doing business, disrupt our operations and impede the development or growth of the internet industry generally.

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

Internet and beauty industry and certain business models and practices such as the operation of franchise business and export-oriented e-commerce business in China are highly regulated, and require multiple licenses, permits, filings and approvals to conduct and develop business. Currently, we have obtained the following valid licenses through our subsidiaries and the VIE: the Permit for Production and Operation of Radio and Television Programs, Record Filing Certificate for Operation of Class II Medical Devices for sales of medical skincare products, Record Filing for online sales for Medical Devices and the Permit for the Food Trade for our sale of health-care food and snacks. In addition, we have completed the consignor/consignee registration for export and import of goods to carry out import of goods to facilitate the operation of our portfolio brands and to implement our sales of products to overseas markets. We have filed the franchise agreement in effect with the Department of Commerce of Guangdong Province for the launch of our franchise business model for our products under the Perfect Diary brand. However, as the beauty market is rapidly evolving and highly competitive and we are continually exploring more approaches to conduct sales and marketing cost-effectively and capture points of growth, we may not be able to obtain some of the licenses, registrations and filings necessary or advisable for certain of our operations, especially the newly launched ones. We post short video clips on certain third-party platforms including Weixin mini-program, Weixin Channel, Douyin and RedNote and enable our customers to post video clips and photos on our Weixin mini-program, which may require us to obtain a License for Online Transmission of Audiovisual Programs pursuant to the Administrative Provisions on Internet Audio-visual Program Service. As of the date of this annual report, we have not obtained the License for Online Transmission of Audiovisual Programs, which may subject us to warnings, orders of correction, pecuniary penalties or other administrative proceedings. Pursuant to a phone consultation dated March 11, 2025 conducted by our PRC legal counsel with the Radio and Television Administration of Guangdong Province, in practice, as long as the operators of third-party platforms have obtained the License for Online Transmission of Audiovisual Programs, we, as brands posting audio and video content on third-party platforms, are not directly supervised by the Radio and Television Administration of Guangdong Province regarding the holding of such license. Additionally, pursuant to responses made by Radio and Television Administration of Guangdong Province posted on the Interactive Exchange Section of its official website, audiovisual content regarding product introduction, service promotion, corporate image promotion does not constitute the “Online Audiovisual Programs” that requires the License for Online Transmission of Audio-visual Programs. Based on the foregoing, we believe that in practice we are not required to obtain a License for Online Transmission of Audiovisual Programs. As of the date of this annual report, we have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from the governmental authorities for lack of licenses, permits, registrations or filings. However, as the interpretation and enforcement of relevant laws and regulations are evolving, we cannot assure you that we will not be subject to any warnings, orders of correction, pecuniary penalties or other administrative proceedings in the future, which may materially and adversely affect our business, financial condition and results of operations.

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

In addition, investments and acquisitions could result in distraction of management from current operations, greater than expected liabilities and expenses, unidentified issues not discovered in our due diligence, the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to goodwill or intangible assets and exposure to potential unknown liabilities of the acquired business. If the goodwill or intangible assets become impaired, we may be required to record a significant charge to our results of operations. We recorded impairment of goodwill of RMB354.0 million and RMB403.1 million in 2023 and 2024, respectively. The impairment represents the amount by which the carrying value of the Eve Lom reporting unit exceeded its fair value, based on quantitative goodwill impairment test, primarily due to weaker operating results than expected.

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

Our quarterly operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. Our operating results tend to be seasonal. For instance, we generate a notable portion of our net revenues in the second and the fourth calendar quarters as a result of higher sales volume during a series of shopping festivals across e-commerce platforms, such as “618,” “Double 11” and “Double 12.” In addition, in order to prepare for such shopping festivals, we must order and keep in stock significantly more merchandise than we would carry at other times of the year. Our selling and marketing expenses as a percentage of net revenues are also typically lower in the second and fourth calendar quarters as a result of higher online traffic during such periods due to promotional activities by e-commerce platforms during shopping festivals such as “618”

in the second calendar quarter, as well as “Double 11” and “Double 12” in the fourth calendar quarter, which leads to greater sales volumes. Overall, the historical seasonality of our business has been relatively mild but our business may be impacted by seasonality more severely in the future. As a result of the seasonal fluctuations in our operating results, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues in a given period may be significantly different from our historical or projected rates and our operating results in future quarters may fall below expectations.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our Class A ordinary shares and/or ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed. For example, on December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, which superseded the existing PRC Company Law. The amended PRC Company Law provides stricter requirements on capital contribution of a company established in mainland China. On July 1, 2024, the Provisions on Implementing the Registered Capital Registration and Management System under the PRC Company Law issued by the State Council of the PRC further specifies the detailed requirements and measures of the registration and management of registered capital under the amended PRC Company Law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Corporate Governance” for details. According to the amended PRC Company Law, we may be required to fulfill the obligations of capital contribution to our subsidiaries or to provide financial support to the nominee shareholders of the VIE within a much shorter period than the currently effective period. However, since the amended PRC Company Law is still relatively new, there is still uncertainty regarding the implementation and interpretation of the amended PRC Company Law. We will closely monitor the legislative developments related to the amended PRC Company Law and its implementation measures, such that we can assess the possible impact on us in a timely manner.

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

On December 30, 2022, our board of directors and the compensation committee of our board have approved and authorized the adoption of the 2022 Share Incentive Plan, effective on January 1, 2023. The 2022 Share Incentive Plan will expire on the tenth anniversary of its effective date. Under the 2022 Share Incentive Plan, the maximum aggregate number of ordinary shares of our company available for issuance is 1.5% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of December 31, 2022, plus an annual increase by (i) (A) 1.5% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each of the first two fiscal years of our company beginning January 1, 2024, and (B) 1.0% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each subsequent fiscal year of our company during the term of the 2022 Share Incentive Plan, or (ii) such fewer number of shares as may be determined by our board of directors. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” For the years ended December 31, 2023, 2024 and 2025, we recorded an aggregate of RMB77.5 million, RMB91.2 million and RMB59.0 million (US$8.4 million), respectively, in share-based compensation expenses. The share-based compensation expenses recorded in 2025 were lower as compared with those recorded in 2024, primarily attributable to front-loaded expense recognition under the graded-vesting method over the vesting term and lower outstanding options due to a reduction in headcount.

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

Under the PRC Social Insurance Law and the Regulations on the Administration of Housing Provident Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds. In this connection, employers are required, together with their employees or separately, to pay the contributions to social insurance and housing provident funds for their employees. The government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Historically, certain of our PRC subsidiaries had failed to make housing fund contributions in full for their employees, and we have cured such non-compliance since July 2020. The PRC laws have provided for a two-year statute of limitation for administrative penalty against non-compliance with housing fund contributions. We were not subject to any penalty in connection with housing fund contributions within such period. As of the date of this annual report, our PRC subsidiaries make social insurance and housing fund contributions in full for their employees and have not been subject to any administrative penalties or other disciplinary action from the PRC authorities.

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

The success of our business ultimately depends on consumer spending. We derive a significant majority of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to consumer products. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the Strait of Hormuz and the Red Sea have heightened geopolitical tensions across the world. The impact of the regional conflicts has contributed to increases in food prices and thus to inflation more generally, with the potential for even more serious consequences if oil and gas facilities are destroyed or shipping is affected for an extended period of time. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from such customers. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties regarding the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. For example, since early 2025, the United States has implemented significant changes to U.S. trade policy with China, including by imposing additional tariffs on Chinese imports. China has responded by imposing, and proposing to impose additional or higher tariffs on products imported from the United States, among other measures. There remains considerable uncertainties regarding future tariff rates and the trajectory of U.S.-China trade relations. If increased tariffs and trade tensions create further disruptions and uncertainties to international trade, the global economy could be adversely affected, and our business, financial conditions, and results of operations will be impacted as well.

In addition, the U.S. government has taken steps to restrict outbound U.S. investments to China. On January 2, 2025, a final rule issued by the U.S. Department of the Treasury became effective, imposing investment prohibition and notification requirements on U.S. persons for certain investments in entities associated with China that are engaged in certain prohibited activities. On February 21, 2025, the White House released the “America First Investment Policy” memorandum, outlining initiatives to further expand the industry sectors covered by U.S. outbound investment regulations. On December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law, which will further expand the scope and coverage of the existing outbound investment restrictions once implementing regulations are issued by the Department of the Treasury. The evolving regulatory landscape and the potential expansion of covered sectors create uncertainties for China-based issuers and increase political tensions between the U.S. and China. This could adversely affect the global economy and the economic condition of China, which in turn may adversely affect our business, financial condition, and results of operations.

We have started to expand globally, starting from Southeast Asia, where we have established and maintained business operations. We have also expanded to other geographies including Europe and the U.S. through acquired targets. A portion of materials, components and ingredients used for the manufacturing of our products are sourced by our third-party manufacturers around the globe. Therefore, government policies restricting international trade and investments may affect our international operations, our procurement costs for products relying on materials, components and ingredients sourced from overseas, affect the price and demand for our products, impact the competitive position of our products or prevent us from selling products in certain countries.

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

We may from time to time become a party to various litigation, legal disputes, claims or administrative proceedings arising in the ordinary course of our business. Such litigation, legal disputes, claims or administrative proceedings may involve our business partners, employees, shareholders, competitors, governmental or regulatory authorities, and various other parties. For example, we and certain of our current and former directors or officers, our authorized U.S. representative, a shareholder, and the underwriters for our November 2020 initial public offering were named as defendants in a putative securities class action filed with the U.S. District Court for the Southern District of New York. On July 22, 2024, the court granted the defendants’ motion to dismiss all claims in the class action. On August 30, 2024, the plaintiffs filed a motion for leave to file a second amended complaint. In July 2025, the court denied the plaintiffs’ request for leave to amend and ordered that the case be dismissed with prejudice. The plaintiffs did not appeal, and the case is now over. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We may face new legal proceedings, claims and investigations in the future. The outcome of any litigation, legal disputes, claims or administrative proceedings is hard to predict. If any verdict or award is rendered against us or if we decide to settle the disputes, we may be required to incur monetary damages or other liabilities. Even if we can successfully defend ourselves, we may have to incur substantial costs and spend substantial time and effort in these lawsuits. Negative publicity relating to such litigation, legal disputes, claims or administrative proceedings may damage our reputation and adversely affect the image of our brand and services. Furthermore, any litigation, legal disputes, claims or administrative proceedings which are not of material importance may escalate due to the various factors involved, such as the facts and circumstances of the cases, the likelihood of winning or losing, the monetary amount at stake, and the parties concerned continue to evolve in the future, and such factors may result in these cases becoming of material importance to us. Consequently, any ongoing or future litigation, legal disputes, claims or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

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

However, we are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China through our subsidiaries and the VIE with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Yatsen Holding Limited, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our shares may decline in value if we are unable to assert our contractual control rights over the VIE, which contributed to 3.1% of our third-party revenues in 2025. Our holding company in the Cayman Islands, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

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

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version) jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission and took effect on November 1, 2024. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from the PRC government authorities. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Applicable of Foreign Investment Law, which came into effect on January 1, 2020. In accordance with these interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our control over the VIE through contractual arrangements is deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

The regulatory environment in the PRC has been undergoing a number of changes and reforms in various areas, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. On February 17, 2023, the CSRC promulgated Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, and five relevant supporting guidelines, together referred to as the New Overseas Listing Rules, which became effective on March 31, 2023. Pursuant to the New Overseas Listing Rules, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in China and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. New Overseas Listing Rules establish a new filing-based regime to regulate both direct and indirect overseas offerings and listings by domestic companies. According to the New Overseas Listing Rules, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year, any of which was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the New Overseas Listing Rules, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. New Overseas Listing Rules also set forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. Under the New Overseas Listing Rules, failure to comply with the filing requirements may result in the warning, orders of correction and fines of RMB1 million to RMB10 million to the domestic companies, and fines on the controlling shareholder and other responsible persons. On the press conference held by the CSRC on February 17, 2023, the CSRC officer expressed that the enterprises that have been listed overseas like us shall be deemed as “the Stock Enterprises” and are not required to complete the overseas listing filing immediately until they conduct refinancing or are involved in other circumstances that require filing with the CSRC. However, as there are still uncertainties regarding the interpretation and implementation of such regulatory rules, we cannot assure you that we will always be categorized as the Stock Enterprise by the CSRC and be able to comply with new regulatory requirements under the New Overseas Listing

Rules. In addition, any of our future proposed offering of securities in an overseas market or the listing of the listed securities, including but not limited to follow-on offerings and secondary listings, will be subject to the filing requirements with the CSRC under the New Overseas Listing Rules, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all.

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

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services or any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, which are foreign-owned enterprises, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. Pursuant to the Notice of Issues Concerning Financial Treatments of Enterprises after the Implementation of the Company Law and Foreign Investment Law issued by the Ministry of Finance, which became effective on June 9, 2025, foreign-owned enterprises are no longer required to accrue the reserve fund, enterprise expansion fund, and staff bonus and welfare fund that were previously mandated under the previous foreign investment laws. Any balances of the reserve fund accrued prior to 2025 are to be transferred to the statutory reserve, and any balances of the enterprise expansion fund are to be transferred to the discretionary reserve. The staff bonus and welfare fund accrued prior to 2025 shall continue to be used according to its original purpose.

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

In addition, a foreign-invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign-invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such foreign-invested enterprise or the payment prohibited by the laws and regulations; (ii) directly or indirectly used for investment in securities or investments in financial management other than banks’ principal-secured products unless otherwise provided by the laws and regulations; and (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license.

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

• announcements regarding our entering into, amending, altering, consummating or terminating financing, investment or other corporate transactions;

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

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. We and certain of our current and former directors or officers, our authorized U.S. representative, a shareholder, and the underwriters for our November 2020 initial public offering were named as defendants in a putative securities class action filed with the U.S. District Court for the Southern District of New York. On July 22, 2024, the court granted the defendants’ motion to dismiss all claims in the class action. On August 30, 2024, the plaintiffs filed a motion for leave to file a second amended complaint. In July 2025, the court denied the plaintiffs’ request for leave to amend and ordered that the case be dismissed with prejudice. The plaintiffs did not appeal, and the case is now over. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We may continue to be subject to lawsuits from time to time in the future, including but not limited to putative class action lawsuits brought by shareholders. The existence of such cases and any potential adverse outcome of these cases, including any plaintiff’s appeal of a judgment, could have a material adverse effect on our business, reputation, financial condition, results of operations, cash flows as well as the trading price of our ADSs. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. Resolution of these matters may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Mr. Jinfeng Huang, our founder, chairman of the board of directors and chief executive officer, beneficially owned all of our Class B ordinary shares as of February 28, 2026. These Class B ordinary shares constitute 32.0% of our total issued and outstanding shares and 90.4% of the aggregate voting power of our total issued and outstanding shares as of February 28, 2026 (excluding 819,865,720 Class A ordinary shares, which consisted of shares underlying the ADSs repurchased by our company pursuant to the share repurchase programs, shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and shares held under the trusts for the benefit of certain employees, directors and officers of our company) due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Jinfeng Huang has decisive influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. He may take actions that are not in the best interest of our company or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

On November 17, 2021, our board of directors approved a share repurchase program, under which we were authorized to repurchase up to US$100.0 million of our ordinary shares (including in the form of ADSs) over the following 24 months through November 16, 2023. On August 26, 2022, our board of directors authorized a change to the term and size of the share repurchase program, increasing the aggregate value of shares that may be repurchased under the share repurchase program from US$100.0 million to US$150.0 million and extending the effective term of the share repurchase program through August 25, 2024. On November 20, 2023, our board of directors further approved and authorized a change to the size and term of the share repurchase program, increasing the aggregate value of shares that may be repurchased under the share repurchase program from US$150.0 million to US$200.0 million and extending the effective term of the share repurchase program through November 19, 2025. On May 16, 2025, our board of directors approved a new share repurchase program, under which we may repurchase up to US$30.0 million of our ordinary shares (including in the form of ADSs) over the following 24 months commencing on May 16, 2025. The share repurchase programs, approved and authorized by our board of directors, do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs. The share repurchase programs could affect the price of our ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our ADSs. As of February 28, 2026, we had repurchased an aggregate of 40.2 million ADSs under these share repurchase programs for an aggregate amount of US$202.2 million (inclusive of broker commissions). Our board of directors will review the share repurchase programs periodically, and may authorize further adjustment of their terms and sizes.

Our board of directors also has the discretion to approve and authorize additional share repurchase programs in the future. The share repurchase programs do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs. We cannot guarantee that any share repurchase program will enhance long-term shareholder value. Share repurchase programs could affect the price of our securities and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our securities. Furthermore, share repurchases could diminish our cash reserves.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and any investment in our ADSs could be greatly reduced.

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
•
the sections of the Exchange Act requiring principal shareholders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•
the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2025 or for any other taxable year, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the “asset test.” Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits and, as a result, we consolidate its results of operations in our consolidated financial statements. Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were not a PFIC for the taxable year ended December 31, 2025. No assurances can be given with regard to our PFIC status for our current or subsequent taxable years because our PFIC status is a factual determination made annually after the close of each taxable year that will depend, in part, on the composition of our income and assets. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile), fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. As previously disclosed, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024. In addition, it is possible that one or more of our subsidiaries were also PFICs for U.S. federal income tax purposes for such taxable year.

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

In June 2019, we consummated the acquisition of Little Ondine. The brand was founded in 2013 and gained popularity with its odorless, non-toxic, easy peel-off and fashionable nail polish.

In October 2020, we acquired Galénic, an iconic premium skincare brand, from Pierre Fabre Dermo Cosmetics Laboratory, a preeminent European leader in dermatology and skincare. Galénic was introduced to France and across European markets in the late 1970s by Mr. Pierre Fabre, who is widely credited with the invention and global expansion of the dermo-cosmetics category.

In January 2021, we acquired the mainland China business of DR.WU, a professional skincare brand developed by renowned dermatologists. DR.WU created a technologically-advanced skincare line of hypoallergenic and highly efficacious products.

In March 2021, we acquired Eve Lom, a prestige skincare brand from Manzanita Capital. Eve Lom combines high quality natural ingredients with the latest scientific innovations to create a radiant effect on the skin. In October 2021, we acquired EANTiM, a professional-channel skincare and haircare brand. We have since strategically phased out its operations.

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

In September 2025, we published our 2024 ESG report, outlining the strategic deepening and progressive development of our ESG undertakings, demonstrating our continuous commitment to sustainable practices.

In October 2025, we published our Beauty Innovation Insight report, the first comprehensive white paper from a Chinese beauty company to bridge the gap between scientific advancement, sustainability and corporate responsibility. This publication signals a milestone in the industry’s evolution from traditional storytelling to scientific leadership and highlights our growing influence within the global R&D community.

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

B.
Business Overview

Yatsen is a leading China-based beauty group with the vision of becoming a world-class pioneer in beauty innovation. Founded in 2016, we have launched and acquired numerous color cosmetics brands and skincare brands including Perfect Diary, Little Ondine, Pink Bear, Galénic, DR.WU (its mainland China business), and Eve Lom. Our brands initially resonated with younger consumers in China. As our portfolio continues to expand, we have progressively diversified our customer base across broader demographics and geographic markets. Today, our brands are strategically positioned to capture a wide spectrum of consumer demographics and price points, ranging from the mass market to the prestige and clinical segments. Yatsen thrives on the synergy of brand equity, product strength and operational agility, anchored by a strong commitment to R&D and consumer insights.

Starting early 2022, we have carried out a comprehensive strategic transformation plan with the goal of fostering a portfolio of strong brands with highly differentiated and effective products to drive sustainable growth. Key business initiatives under the plan include:

Driving R&D-led product innovation. We are committed to sustained investment in our technological capabilities, with our R&D expenses consistently exceeding 3.0% of our total net revenues annually since 2022. This financial commitment supports the systematic advancement of our R&D infrastructure and capabilities, the alignment of our operations with global standards, and the facilitation of international collaborations. Leveraging this refined framework, we efficiently translate cutting-edge technology into market-ready solutions.

Strengthening brand equity across our multi-brand portfolio. A key pillar of this plan is the rapid expansion of our skincare brands, including Galénic, DR.WU (its mainland China business), and Eve Lom. By prioritizing these distinctive and highly competitive brands, we have successfully rebalanced our revenue mix. Revenue contribution from our skincare brands expanded significantly from 33.5% in 2022 to 53.0% in 2025, driven by a three-year compound annual growth rate of 22.4% for the skincare brands. This strategic shift allowed us to streamline our portfolio and focus resources on brands with stronger equity and higher long-term value. Concurrently, we have been enhancing our Color Cosmetics Brands by upgrading their product offerings through our proprietary technologies to enhance product differentiation and long-term competitiveness.

Improving our overall financial performance. We have achieved consistent margin expansion through stricter pricing and discount policies, optimized supply chains and enhanced operating efficiency. Our gross margin increased from 68.0% in 2022 to 78.2% in 2025. Concurrently, we significantly narrowed our net loss margin from 22.2% in 2022 to 2.2% in 2025.

Moving forward, we expect to continue executing our five-year strategic plan with a focus on building a vital and sustainable brand portfolio and capturing growth opportunities in the global beauty industry.

Our Diverse Brand Portfolio

Skincare Brands

Our Skincare Brands include Galénic, DR.WU(mainland China business), Eve Lom, and other skincare brands, which offer products featuring high-quality formulas, ingredients and packaging. In 2023, 2024 and 2025, we generated net revenues of RMB1.38 billion, RMB1.39 billion and RMB2.28 billion (US$325.7 million) from the sales of products under our Skincare Brands, respectively, representing 40.5%, 41.1% and 53.0% of our net revenues in 2023, 2024 and 2025, respectively.

Galénic

Originated in France, Galénic was founded in 1978 by Mr. Pierre Fabre, a well-known pharmacist, botanist and the inventor of dermo-cosmetics, with the aim of offering women high-end dermo-cosmetics with proprietary formulation and highly demonstrable effectiveness. Galénic is Yatsen’s first premium skincare brand which we acquired from the Pierre Fabre group, one of the largest pharmaceutical and dermo-cosmetic group in Europe. With its R&D expertise and strong roots in France, Galénic’s products are known for their scientific formula which are derived from precious plant essence and ingredients to create effective skincare solutions, as well as for offering elegant skincare experiences for women. Building on the R&D foundation established through our acquisition from Pierre Fabre, we have continued to develop and refine Galénic’s products. Today, Galénic’s products are sold in Asia and Europe.

In 2021, we launched Galénic in China and embarked on a number of marketing initiatives to increase brand awareness of Galénic among Chinese consumers. Galénic’s No. 1 Brightening Radiance Energy Concentrated Care, a serum featuring a 20% Vitamin C extract to reduce dark spots and brighten the skin, has quickly established itself as a key player in the premium brightening serum category.

Building on the success of this iconic serum, we have extensively broadened Galénic’s product portfolio. As of December 31, 2025, we have successfully launched several key products, including the brand’s No.2 Anti-wrinkle Skin-renew Firmness Concentrated Care, Couture Secret D’Excellence Active Cream, and Extreme Brightening Micro Mask. Driven by science and engineered for visible results, Galénic remains committed to delivering skincare solutions to support skin renewal.

DR.WU (mainland China business)

Founded in 2003, DR.WU is a professional skincare brand developed by renowned dermatologist, Dr. Ying-Chin Wu. Leveraging decades of experience in dermatological expertise and extensive research on skin immunology, DR.WU has pioneered a technologically-advanced line of hypoallergenic and highly efficacious products.

Since the acquisition of DR.WU’s mainland China business in January 2021, we have scaled the brand’s market presence. Centered on its signature Mandelic Acid serum, DR.WU was recognized by Euromonitor in 2023 as Asia’s Leading Mandelic Acid Skincare Brand. We further elevated the brand’s positioning as a professional, dermatologist-grade skincare brand specialized in skin renewal. This expansion is supported by the successful launch of high-performing products including the Purifying Renewal Essence Toner.

To solidify the brand’s positioning, we have made significant investments in research and development. In-depth studies on the brand’s ingredients have been presented at prestigious international forums, including the International Federation of Societies of Cosmetic Chemists (IFSCC) and the Asian Dermatological Congress (ADC). Furthermore, DR.WU maintains a robust industry-academia-research ecosystem, supported by a scientific advisory board that provides expert guidance on emerging dermatological findings and strategic scientific communication.

Eve Lom

Founded in 1985 by the renowned facialist Ms. Eve Lom, Eve Lom is a prestige skincare brand built on a philosophy of mindful luxury and radiant skin. Inspired by traditional herbal remedies and refined through decades of professional practice, the brand is grounded in the healing power of botanicals and the belief that holistic skincare profoundly influences emotional well-being. Since its inception, the iconic Eve Lom cleanser balm has remained a timeless fixture among beauty authorities and on vanities worldwide. Its proprietary formula transforms a daily routine into a 5-in-1 ritual, designed to remove, cleanse, hydrate, tone, and exfoliate.

We acquired Eve Lom in March 2021 from Manzanita Capital, marking another significant milestone in our expansion into the prestige skincare segment. Currently, Eve Lom is sold through an international distribution network and maintains a sophisticated digital presence. By leveraging our multi-channel capabilities and deep consumer insights, we have further elevated the brand’s strong awareness.

Color Cosmetics Brands

Our Color Cosmetics Brands consist of Perfect Diary, Little Ondine and Pink Bear and other color cosmetics brands, which offer a broad range of color cosmetics products, including lip, face, and eye products to provide our customers a full-spectrum of beauty experience. In 2023, 2024 and 2025, we generated net revenues of RMB1.97 billion, RMB1.97 billion and RMB2.01 billion (US$286.8 million) from the sales of products under our Color Cosmetics Brands, respectively, representing 57.8%, 58.0% and 46.7% of our net revenues in 2023, 2024 and 2025, respectively.

Perfect Diary

Perfect Diary is our first and largest brand. We launched Perfect Diary, providing high-quality and innovative color cosmetics with exquisite designs. With a broad and growing portfolio of products that spans the color cosmetics, skincare, beauty tools and kits categories, Perfect Diary offers comprehensive beauty solutions at a mass to mid-end market price point. In 2023, we repositioned the Perfect Diary brand by embracing makeup skintification, a philosophy that integrates skincare benefits into cosmetic products. This transformation was marked by a refreshed visual identity and the launch of a new hero product, the Biolip Essence Lipstick. Featuring our proprietary Biotec™ technology, the lipstick creates a bionic sebum film that reinforces the lips’ fragile skin barrier while delivering vibrant colors.

Advancing this synergy between aesthetic excellence and skincare effectiveness, in 2025, Perfect Diary introduced the Bioface Essence Foundation, powered by our third-generation Biotec™ technology, as well as the Translucent Blurring Setting Powder featuring the Smartlock™ technology. Leading the future of makeup skintification, Perfect Diary aims to empower everyone to express and pursue their unique beauty effortlessly.

Little Ondine

Little Ondine was founded in 2013. Little Ondine initially gained popularity with its odorless, non-toxic, easy peel-off and fashionable nail polish. We acquired Little Ondine in 2019 and have since expanded its product variety and offerings. Little Ondine now features trend-setting and functional face, eye and lip makeup products, such as liquid contour and highlighter, blush and eyebrow liners. Leveraging its iconic visual style and an authentic, bold attitude toward makeup, Little Ondine continues to provide next-generation urban women with surprising beauty experiences and personalized aesthetic choices.

Pink Bear

Pink Bear is a color cosmetic brand we launched in March 2021 to target the teenage and young adult customer base. Employing a “young girl” style and brand identity, the brand provides high value-for-money products at a lower mass-market price point, with a focus on the lip gloss product category.

Our Wide Selection of High-Quality and Memorable Products

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

Our assortment of skincare products includes face serums, face creams, makeup removers, masks, toners, eye creams and cleansers, among others. Our most popular skincare products include: (i) Galénic No. 1 Brightening Radiance Energy Concentrated Care, featuring highly-concentrated, 20% Vitamin C extract designed for dark spot reductions and skin brightening applications, a core technology that was published in the Journal of Cosmetics, Dermatological Sciences and Applications, (ii) DR.WU Intensive Renewal Serum with Mandelic Acid, which has been among the top-selling products in the acne-treating serum category on both Douyin and Tmall, (iii) DR.WU Purifying Renewal Essence Toner, leveraging a multi-acid complex to accelerate skin renewal and visibly refine skin texture, and (iv) Eve Lom Cleanser, our iconic cleanser balm that cleanses, hydrates, tones, removes makeup, and exfoliates skin, which is embraced by those who believe the first step to radiant skin is the perfect cleanse, (v) Galénic No.2 Anti-wrinkle Skin-renew Firmness Concentrated Care, an intensive retinol-based serum engineered to maximize anti-aging potency, (vi) Galénic Couture Secret D’Excellence Active Cream, leveraging rare snow algae extract to promote long-term skin firmness and luminosity, and (vii) Galénic Extreme Brightening Micro Mask, an innovative treatment that delivers concentrated active peptides to revitalize the complexion.

Color Cosmetics Products

We offer a wide range of color cosmetics products featuring lip, face and eye, among others. To attract customers who consistently return for the latest looks, we frequently introduce experimental shades for creating bold ensembles and incorporate innovative themes into our makeup. Our most popular color cosmetics products include the iconic Perfect Diary Biolip Essence Lipstick (including the first, second and third generations), the Perfect Diary Translucent Blurring Setting Powder, the Little Ondine Multi-Use Stick, and the Pink Bear Plumping Lip Gloss.

In 2023, Perfect Diary launched its signature hero product, the Biolip Essence Lipstick, which debuted our exclusive Biotec™ technology. This innovation creates a bionic sebum film upon application to protect the lips’ fragile skin barrier and reduce lip lines, with its efficacy validated by the prestigious Ruijin Hospital and the SGS testing agency. We expanded the series to include Biolip Essence Lip Stain and Biolip Essence Matte Lipstick to enrich offerings for customers to experience its advanced formulation. Following the initial launch, we introduced the second generation of Biotec™ in 2024 and the third generation in 2025, reflecting our continued focus on biomimetic research.

Little Ondine and Pink Bear gained popularity among young generation with their eye-catching makeup products as well. Both brands formed co-branding partnerships with popular intellectual properties that deeply resonated with young customers.

Other Products

Our product portfolio also includes categories such as beauty tools and kits, sunscreen and beauty devices. We offer a variety of products to complement our customers’ beauty routine.

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

Complementing our consumer insights, our product development process is powered by a robust R&D infrastructure designed to translate scientific breakthroughs into high-performing solutions. Rather than developing isolated formulas, we focus on creating systemic technological anchors that can be applied across multiple product lines to ensure consistent efficacy. For instance, we developed ActiveAnchorTM, a proprietary delivery and penetration-enhancing technology specifically for Galénic. This platform optimizes the bio-availability of active ingredients and has been integrated into various Galénic formulations, creating a cohesive technological identity for the brand. This approach allows us to maintain a high degree of technical synergy and brand-level efficacy standards.

Our dedicated product development team acts as a central hub for innovation, with a wealth of experience across the beauty, luxury, fashion, art and digital technology industries both domestically and globally. This multidisciplinary background enables our team to drive product creativity while ensuring that every concept maintains a high degree of originality and market relevance. Beyond driving the creative vision, the product development team facilitates active and continuous communication across all key functions, including consumer market insights, R&D, marketing and content, and supply chain teams. By bridging the gap between foundational research and real-time market trends, the team aims to develop and launch products more efficiently and strategically.

Our Research and Development Capabilities

We believe that our research and development capabilities are a fundamental pillar of our competitive advantage, enabling us to continuously innovate and deliver high-quality products that resonate with evolving consumer preferences. Our dedicated R&D team, comprised of experts in biology, chemistry and biochemistry, has developed full-spectrum capabilities spanning fundamental research, ingredient quality testing, formula development, and rigorous efficacy, sensory and safety evaluations. To strengthen our scientific foundation, we have established a comprehensive R&D infrastructure through a systematic approach characterized by sustained investment and our “1-3-4-6-20” global technology framework. This strategy facilitates global collaboration and powers our end-to-end R&D innovation closed-loop, anchored by our global R&D center in Shanghai. Our R&D ecosystem is further enhanced by an integrated digital system across the entire value chain and an international team of scientific experts dedicated to pioneering beauty technology.

We drive our innovation through three core technological engines that differentiate our product offerings in the global market. First, we focus on proprietary ingredient development, creating exclusive active components such as the Yatsen Biome Absolute C complex, which provides unique restorative and anti-aging benefits. Second, our Open Lab ecosystem integrates resources across industry, academia, research and medicine. Third, we leverage artificial intelligence to enhance R&D efficiency and speed, enabling us to analyze data and refine formulations with agility.

As of December 31, 2025, our patent portfolio consisted of 269 items, including 10 utility model patents, 158 design patents, 72 invention patents (some of which are in the process of being transferred to us), and 29 patents currently pending approval worldwide. In 2023, 2024 and 2025, our R&D expenses totaled RMB111.7 million, RMB109.3 million and RMB137.3 million (US$19.6 million), representing 3.3%, 3.2% and 3.2% of our net revenues, respectively. We intend to continue strategically investing in our R&D capabilities, with a steadfast focus on translating cutting-edge scientific breakthroughs into market-ready solutions that drive long-term value for our consumers.

Our R&D Facilities

We continue to expand our R&D capabilities. We currently operate a 1,849-square-meter R&D center located in Guangzhou, China, a 3,819-square-meter business complex that serves as both office building and R&D center and a 446-square-meter joint laboratory with Ruijin Hospital located in Shanghai, China. We have also established a beauty manufacturing and R&D hub in Guangzhou, China in connection with our joint venture with Cosmax as a minority shareholder, comprising 66,462 square meters, which commenced operations in August 2023, enabling further optimization of our supply chain. Beyond China, we operate a facility that serves as both office and laboratory in France for the Galénic brand comprising approximately 920 square meters, which officially commenced operations in February 2023.

In June 2022, our R&D Center in Guangzhou was certified by the China National Accreditation Service for Conformity Assessment. Our global R&D center in Shanghai subsequently obtained certification from the same accreditation body as well. These accreditations underscore our technical proficiency in conducting testing in accordance with internationally recognized standards. With testing results recognized by institutions across over 100 economies, the dual-certification of our R&D facilities marks a transformative stage in our commitment to globalized, standardized, and world-class beauty innovation.

Our Global R&D Partnerships and Collaborations

We collaborate with various renowned research institutions, universities and hospitals in China and around the world through our “1-3-4-6-20” global technology framework, which represents one global manufacturing hub, three global R&D centers, four focus areas, six joint laboratories, and over 20 joint projects. Under this framework, we seek to identify, develop and commercialize the latest innovations in skincare and cosmetics globally by collaborating with a network of highly capable partners and research institutions.

In January 2021, we formed a joint research lab with Huazhong University of Science and Technology and the National Engineering Research Center for Nanomedicine to develop nano-based active ingredients for serums in skincare applications. In March 2021, we deployed a nano-based active ingredient, which was developed during this partnership.

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

In October 2021, we formed a R&D partnership with Sun Yat-sen University. Sun Yat-sen University is a nationally renowned academic research institution in China. Our partnership focused on discovering new active ingredients, formulations and advanced applications to address skin issues for Chinese consumers.

In November 2022, our partnership with Sun Yat-sen University reached a new level when we announced the launch of our joint laboratory and released the latest results of the Chinese Skin Aging Research Platform at the 5th China International Import Expo.

In June 2023, we officially unveiled the Yatsen–Ruijin Medical Skincare Joint Laboratory in Shanghai, a partnership with Ruijin Hospital to jointly conduct research on skin disease mechanisms and develop efficacious skincare products.

In September 2023, we launched Perfect Diary’s new hero product, Biolip Essence Lipstick, by leveraging our exclusive BiotecTM technology, which creates a bionic sebum film upon application to protect the lips’ fragile skin barrier. Biolip’s strong efficacy in lip line reduction was validated by the prestigious Ruijin Hospital and the SGS testing agency.

In September 2023, we entered into strategic cooperation with the Lubrizol Corporation, a leader in specialty chemicals, to conduct joint research on new ingredients, collaborate on anti-aging product research, and expand Yatsen Open Lab’s research and development boundaries.

In May 2024, we deepened our collaboration with the Chinese Academy of Sciences by launching a joint project with its Laboratory of Polymer Physics and Chemistry.

In October 2024, we unveiled an exclusive patent for active micro-ecological ingredients in collaboration with the Sun Yat-sen University at the International Federation of Societies of Cosmetic Chemists (IFSCC) conference.

In September 2025, we launched DR.WU‘s Ageversal Sodium DNA Hydro-luminous Serum, featuring a core active ingredient developed in our joint research lab with Huazhong University of Science and Technology and the National Engineering Research Center for Nanomedicine. This formulation utilizes a synergy between Sodium DNA and our patented penetration technology for skin rejuvenation.

Aside from the aforementioned parties, our R&D team also works extensively with global leading R&D teams of ODM/OEM and packaging supply partners, including Cosmax, Intercos, Kolmar, Sensient Technologies and Naolys, to develop new formulations. Through our acquisition of Galénic, we have also established a long-term collaboration with Pierre Fabre, one of the largest pharmaceutical and dermo-cosmetic groups in Europe. We will continue to strengthen our R&D capabilities by establishing new partnerships with leading global R&D institutions.

Our Effective Marketing and Brand-Building Initiatives

Our marketing strategy is digitally native and tailored to the unique positioning of each brand within our portfolio. We rely on our ability to cultivate consumer trust through marketing campaigns that resonate with the specific target audiences of each brand. By generating digital content across leading online platforms, such as Douyin and RedNote, and leveraging our expansive network of KOLs, we amplify our brand narratives to reach a broader consumer base. Our approach aligns promotional initiatives with the distinct ethos and value propositions of each brand, aiming to convert social influence into sustained consumer demand while fostering long-term brand equity and customer loyalty.

Diversified and Customized Marketing Campaigns

We employ a diverse array of marketing approaches customized to the distinctive image of each brand. For our skincare portfolio, we emphasize brand heritage and scientific authority through brand ambassadors, brand discovery tours to Europe, product launch conferences, collaborations with luxury hotels or spas, and so on. For our color cosmetics brands, we focus on fashion-driven and trend-driven initiatives, including intellectual property (IP) collaborations and partnerships with beauty specialty retailers. For example, in 2025, Galénic hosted an offline event in Yunnan, China, to launch its upgraded Extreme Brightening Micro Mask and announced renowned actress Duling Chen as the brand ambassador for the mask series. During the same year, Little Ondine collaborated with the popular IP “Lipu Friends” and launched a dedicated pop-up store in the main atrium of Raffles City Chongqing.

Targeted Generation and Distribution of Digital Content

Digital content has become a primary driver of consumer engagement in China’s retail sector. We generate high-quality content primarily through our in-house editorial team, which is then distributed across major social platforms including Douyin and RedNote. Our product development and marketing teams collaborate to identify core product highlights, which are translated into compelling digital content. By leveraging real-time market insights and operational agility, we aim to deliver relevant content that enhances marketing efficiency.

Powerful KOL Marketing Capability

We were among the first beauty companies in China to systematically utilize KOLs at scale, maintaining a robust network of KOLs and celebrities across multiple e-commerce platforms. We continue to foster close partnerships with top-tier influencers, as exemplified by Austin Li. In 2025, three of our brands, Perfect Diary, Galénic and DR.WU, were featured on “All Girls’ Offer,” a prominent brand-centric reality show hosted by Austin Li. This participation allowed us to showcase our products to a large audience in preparation for the Double 11 shopping festival.

Our Seamless and Engaging Omni-channel Shopping Experience

Online Channels

We have established a comprehensive and robust omni-channel ecosystem that spans China’s leading e-commerce, social, and content platforms. While our early growth was initially fueled by our prominent presence on Tmall, complemented by our early entry into JD.com, we have since entered into other e-commerce platforms. This expansion includes a significant and growing presence on Douyin, as well as presence on Pinduoduo, Vipshop, and other channels. Today, our products are available across virtually all major e-commerce platforms in China, providing us with the extensive reach to engage directly with a diverse consumer base.

A key pillar of our online strategy is the seamless integration of social commerce and content-driven engagement. We leverage social and content platforms such as Douyin, RedNote and Bilibili to guide consumers through the journey from brand discovery to purchase. Through the deployment of compelling digital content, often in collaboration with an extensive network of KOLs and high-impact live streaming anchors, we are able to drive consumer engagement and influence purchasing decisions in real time. This content-driven approach allows us to maintain high brand resonance and capture consumer demand with exceptional agility.

Beyond public marketplaces, we leverage the Weixin infrastructure to foster deep, localized engagement with our user base, particularly for our color cosmetics brands. Through a sophisticated combination of Weixin Official Accounts, Weixin Mini Programs and Weixin Video Channels, complemented by beauty advisor-led groups, we provide a more personalized shopping experience.

Experience Stores

Empowered by our data and technology capabilities, our offline experience store network provides customers with seamless omni-channel shopping experiences and completes their journey of beauty discovery. As of December 31, 2025, we operated a total of 77 stores.

In the case of Perfect Diary, which operates the majority of our offline experience stores, online and offline channels are fully integrated such that our online presence can contribute to more foot traffic at our offline experience stores and customers visiting our offline experience stores are encouraged to engage further with our online content. We leverage our online marketing vehicles to quickly attract customers to new stores, including advertisements on our official accounts, local media and local Weixin official accounts. Customers who visit our experience stores are encouraged to engage with us by joining Weixin groups hosted by our online beauty advisors, achieving the dual goals of fostering a sense of community while continually introducing promotional offers. In the Weixin groups, our beauty advisors constantly introduce attractive promotions, advise on how to put on the best look with our products, post pictures and tutorials, and respond to personal inquiries from group members.

Our current experience stores are located in shopping malls and department stores across different cities in China based on our analysis of the geographical locations of our targeted customers.

Offline Distribution Channels

To complement our direct-to-consumer model, we have established an extensive offline distribution network to further broaden our market reach and enhance brand accessibility. This distribution model encompasses a wide range of partners, including beauty specialty stores, supermarket chains and lifestyle retailers, allowing us to penetrate diverse consumer segments across various city tiers in China.

We adopt a highly selective and tailored approach to distribution, strategically matching each brand in our portfolio with channels that align with its unique brand identity. While our prestige skincare brands are placed in premium retail environments like Sephora and Sam’s Club, our color cosmetics brands leverage broader distribution networks, including The Colorist, to maximize consumer touchpoints. We also maintain an international distribution footprint. This integrated strategy enables us to effectively engage with a wider and more diverse consumer base while preserving the distinct brand equity of our portfolio.

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

Fulfilment and Logistics

Our fulfilment team ensures orders are quickly, efficiently and accurately processed, packed, shipped and delivered to customers. We collaborate with third-party warehouse companies and leverage their warehouse and geographical coverage. For logistics, we work closely with major third-party logistics companies such as SF Express to fulfill shipments to our customers.

With the assistance of third-party logistics companies and the wide geographic distribution of the warehouses, our proprietary inventory tracking system enables our customers to receive real-time updates regarding the status of their orders. We are continually improving our fulfilment and logistics system to provide speedy delivery to our customers.

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

Technologies Empowered by World-class Partners

To build direct connections with our customers, we built a flexible and adaptable technology infrastructure with world-class partners. We collaborated with top experts at Alibaba and Ali Cloud to build a technology platform that can support many concurrent transactions. Our data platform now utilizes data lake architecture with storage-compute separation, enabling flexible resource scaling and improved query performance. Meanwhile, to further optimize the computational power of our servers on Ali Cloud, we have deployed flexible container instance technologies based on Kubernetes, enabling us to scale up to ten times the number of container instances in ten minutes. Leveraging the e-commerce experiences of Alibaba and technological leadership of Ali Cloud, our technology team has achieved significant improvements in data processing efficiency. The Social Customer Relationship Management tag scheduling system latency has been reduced from twelve hours to two hours, significantly improving business responsiveness.

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

Building on these foundational measures, in 2025, we further fortified our technical defense infrastructure by comprehensively upgrading our internal data loss prevention system. To ensure the seamless implementation and high performance of the system, we established standardized operating procedures and conducted intensive information security awareness training for all employees. By integrating advanced technological interventions with robust management protocols, we have ensured the effective deployment of our data protection mechanisms across complex business scenarios, maintaining a resilient defense for our core data assets.

Trademark and Intellectual Property

Our most valuable intellectual property is our brand names, including Perfect Diary, Little Ondine, Pink Bear, Galénic, DR.WU, and Eve Lom. We have registered 2,197 trademarks in China and 2,256 trademarks outside China as of December 31, 2025 to protect our brand names. The design of the packaging of our products is an important element of the enhancement of our brand image. Therefore, where possible and economically reasonable, we have registered figurative trademarks in order to protect our original labels and design patents in respect of some of our packaging. As of December 31, 2025, our patent portfolio consisted of 269 patents, including 10 utility model patents, 158 design patents, 72 invention patents (some of which are in the process of being transferred to us), and 29 patents which are currently pending approval worldwide.

We further protect our intellectual property, such as unpatented proprietary expertise and production formulation, innovation and other know-how through confidentiality agreements which we have been increasingly including in our employment contracts and in our agreements with third-party manufacturers and business partners to whom our formulas, designs or business information may be made available. We also regularly monitor the market for infringement of our IP, and will vigorously pursue and defend our rights against third parties whom we believe have infringed upon our intellectual property rights. So far, we have not experienced any material difficulties in protecting against the infringement of our intellectual property rights.

We have not had any material action brought against us by any third parties claiming that we have infringed any of their intellectual property rights. However, from time to time we may be involved in disputes relating to intellectual property rights belonging to or asserted by third parties.

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

In May 2022, we issued our first ESG Report, which details our strategic ESG initiatives to develop a long-term, sustainable and environmentally-friendly business, and provides an overview of our achievements made during the fiscal year of 2021. Since then, we have published an ESG report annually, reflecting our continued focus on sustainability governance. In 2025, we further enhanced our transparency and international benchmarking by participating in the Corporate Sustainability Assessment conducted by S&P Global, a global ESG evaluation framework.

In response to the challenges posed by global climate change, we systematically conducted greenhouse gas inventories covering both the upstream and downstream of our value chain and established a comprehensive roadmap toward carbon neutrality. Our targets include achieving 100% clean energy usage within our own operations by 2035, attaining net-zero carbon emissions within our own operational boundaries by 2040, and achieving full carbon neutrality across the entire value chain by 2050. These milestones underscore our commitment to aligning our corporate growth with global climate goals.

We continue to invest in the fields of research and development and innovation as a cornerstone of our ESG strategy. Guided by the “Yatsen Technology Road” strategy and driven by innovative R&D as our core engine, we persistently provide customers with safe, high-quality products and services. In 2025, for the fourth consecutive year, we showcased our portfolio of brands at the International Federation of Societies of Cosmetic Chemists (IFSCC) Conference, with 11 high-quality research papers shortlisted for poster presentations. This recurring recognition from one of the world’s most prestigious cosmetic science authorities serves as a clear testament to the robustness of our R&D infrastructure and our ongoing commitment to technical innovation.

Furthermore, we also continued to explore the journey of beauty, focusing on discovering the beauty of women, protecting the beauty of nature, and passing on the beauty of kindness to enable more people to enjoy a better life. We continue to carry out the “Create Better Life with Beauty Makeup” public welfare makeup training program, which is designed to tailor careers in beauty for women and help them achieve continuous professional growth and personal transformation.

At the same time, we are committed to fostering an inclusive and equitable workplace. With a female representation of 78.6% as of our latest ESG report, we are dedicated to safeguarding the equal rights and interests for all employees. We give special attention to female employees’ career development and well-being, providing targeted support and health care. In 2024, we launched the Women-friendly Workplace Program, formally incorporating pay equity into our Diversity, Equity, and Inclusion (DEI) strategy. This initiative established an anonymous monitoring mechanism to track pay disparities and systematically reduce barriers for women in the workplace, including ensuring equal access to promotion opportunities and professional advancement.

Insurance

We maintain a range of insurance coverage in relation to our business that is customary for our industry, including, without limitation, property damage and public liability insurance.

We have not made any material claims on any insurance policy maintained by us during the period beginning January 1, 2025 to the date of this annual report.

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

Regulations

Most of our business is located in mainland China, and laws and regulations in mainland China are most relevant to our business. We also conduct limited logistics-related cargo import and export operations in Hong Kong, which are not material to our company as a whole. This section sets forth a summary of the most significant rules and regulations that affect our business activities in mainland China and Hong Kong.

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

Regulations relating to cosmetic products

Pursuant to the Regulations on the Supervision and Administration of Cosmetics, promulgated by the State Council on June 16, 2020 and effective as of January 1, 2021, cosmetic products are divided into special cosmetic products and ordinary cosmetic products. Special cosmetic products refer to those cosmetics used for hair dye, hair perm, freckle removal and whitening, sun protection, anti-hair loss, as well as cosmetics claiming new functions and effects not previously regulated. Any cosmetic product not covered by such scope is an ordinary cosmetic product.

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

Regulations on Corporate Governance

On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, or the Amended PRC Company Law, which superseded the existing PRC Company Law. The Amended PRC Company Law has made material amendments on corporate governance and shareholders rights of the PRC companies, including, among others, the statutory period for payment of registered capital, the setting of the board of directors and the board of supervisors, and transfer of equity interests in a company. With respect to the period for payment of the registered capital, pursuant to the Amended PRC Company Law, all shareholders of a PRC limited liability company shall fully pay up the registered capital subscribed for by such shareholders within five years since the date of establishment of such PRC limited liability company, unless otherwise provided by laws and regulations. With respect to any company established before the effective date of the Amended PRC Company Law, the period of capital contribution provided in its articles of association shall be amended to meet the time limit provided in the Amended PRC Company Law if such period of capital contribution in its articles of association exceeds that as required by the Amended PRC Company Law; with respect to any company whose period of capital contribution or amount of the registered capital are obviously abnormal, the competent governmental authority may require such company to adjust its period of capital contribution or amount of the registered capital in a timely manner. The Amended PRC Company Law provides that the detailed implementation measures for the aforesaid provisions will be formulated by the State Council of the PRC. If any shareholder fails to make capital contributions on schedule and in full as provided in the articles of association, the company shall send a written notice requesting such shareholder to pay up all overdue registered capital within a grace period no less than sixty days from the issuance date of such notice. If, upon the expiration of the foregoing grace period, such shareholder still hasn’t fulfilled the obligation of capital contribution with respect to such overdue registered capital, the company may, upon adoption of the resolution of the board of directors, send a notice of forfeiture to such shareholder in writing. Since the issuance date of the foregoing notice, such shareholder shall forfeit the equity interests for which the capital contribution has not been paid up. The forfeited equity interests shall be transferred or cancelled in accordance with the applicable laws. The Provisions by the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law issued and became effective on July 1, 2024, which further specify the detailed requirements and measures of the registration and management of registered capital under the Amended PRC Company Law. Pursuant to such provisions, there shall be a three-year interim period from July 1, 2024 to June 30, 2027 for the existing companies to adjust their periods of capital contribution. If the period of capital contribution of a company established before the effective date of the Amended PRC Company Law exceeds the period prescribed under the Amended PRC Company Law, such company shall make an adjustment within the foregoing interim period to meet the requirements under the Amended PRC Company Law. The adjusted period of capital contribution shall be recorded in such company’s articles of association and publicized through the national enterprise credit information publicity system in accordance with laws. If a limited liability company established before the effective date of the Amended PRC Company Law fails to adjust its period of capital contribution during the interim period, the competent registration authority may require it to make adjustment so that this company’s period of capital contribution shall not exceed five years commencing from July 1, 2027 in accordance with laws. If such company has not made adjustment within the prescribed period, the competent registration authority shall make a special note which will be publicized through the national enterprise credit information publicity system.

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

Regulations Relating to Foreign Investment

The Foreign Investment Law of the PRC, or the Foreign Investment Law, and the Implementing Regulations of the Foreign Investment Law of the PRC, or the Implementing Regulations of the Foreign Investment Law, provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, the competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), as promulgated on September 6, 2024 by the National Development and Reform Commission, and the Ministry of Commerce, and taking effect on November 1, 2024, and the Encouraged Industry Catalogue for Foreign Investment (2025 Version), as promulgated by the National Development and Reform Commission and the Ministry of Commerce on December 15, 2025 and became effective on February 1, 2026. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

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

On June 9, 2025, the Ministry of Finance issued the Notice of Issues Concerning Financial Treatments of Enterprises after the Implementation of the Company Law and Foreign Investment Law, according to which the foreign-owned enterprises are no longer required to accrue the reserve fund, enterprise expansion fund, and staff bonus and welfare fund that were previously mandated under the previous foreign investment laws. Any balances of the reserve fund accrued prior to 2025 are to be transferred to the statutory reserve, and any balances of the enterprise expansion fund are to be transferred to the discretionary reserve. The staff bonus and welfare fund accrued prior to 2025 shall continue to be used according to its original purpose.

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

On July 13, 2006, the Ministry of Information Industry of the PRC (which is the predecessor of the Ministry of Industry and Information Technology) promulgated the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, or the MII Notice, which reiterates certain requirements of the Administrative Provisions on Foreign-Invested Telecommunications Enterprises and strengthens the administration by the Ministry of Information Industry. Under this notice, if a foreign investor intends to invest in PRC value-added telecommunications business, the foreign investor must establish a foreign invested enterprise and apply for the relevant license for value-added telecommunications services. In addition, a domestic company that holds a license for value-added telecommunications services is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of value-added telecommunications services must be owned by the license holder or its shareholders. This notice also requires that each value-added telecommunications services license holder has appropriate facilities for its approved business operations and maintain such facilities in the business regions covered by its license. The holder of a license for value-added telecommunications services shall improve the measures for safeguarding the network and information, establish the administrative policies on information safety, set up the procedures for handling network emergencies and information safety and implement the liabilities system for information safety in accordance with the standards set forth in the relevant PRC regulations.

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

Internet information services

On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, as amended on January 8, 2011 and further amended on December 6, 2024, and effective as of January 20, 2025. Under these measures, internet information services are categorized into commercial internet information services and non-commercial internet services. The operators of non-commercial internet information services must file with the governmental authorities and operators of commercial internet information services in China must obtain an ICP License from the governmental authorities. And the provision of particular information services, such as news, publishing, education, healthcare, medicine and medical advice must also comply with relevant laws and regulations and obtain approval from the competent governmental authorities.

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

On March 15, 2021, the State Administration for Market Regulation promulgated the Administrative Measures for Online Trading, which took effect on May 1, 2021 and as amended on March 18, 2025. The measures supplement the obligations of e-commerce business operators under the E-Commerce Law in connection with business activities for product sales and services offered via internet, and specifies the possible legal consequences when e-commerce business operators are found to be in violation of the legal obligations. For example, the e-commerce business operators should act in compliance with the requirements relating to data protection, commercial promotion, registration for record, and unfair trading. Legal consequences of violating the measures may include credit record enforcement as well as civil and even criminal liabilities.

On December 18, 2025, the State Administration for Market Regulation and the Cyberspace Administration of China jointly promulgated the Measures for the Supervision and Administration of Livestreaming E-Commerce, or the Livestreaming E-Commerce Measures, which took effect on February 1, 2026. The Livestreaming E-Commerce Measures represent the first specialized regulation dedicated to the livestreaming e-commerce sector, which explicitly define the legal obligations and liabilities of livestreaming platforms, livestreaming channel operators, live streaming marketing personnel, and multi-channel network (MCN) agencies. For example, livestreaming channel operators are required to establish and improve ex-ante compliance review mechanisms and to review displayed content, presentation scripts, clothing, sets, props, and other relevant elements in accordance with applicable regulations prior to each livestream session.

On June 20, 2025, the State Council issued the Provisions on the Reporting of Tax-Related Information by Internet Platform Enterprises, which require internet platforms providing network transaction services to business operators within China to report operators’ identity information, transaction volume, revenue information, and fees paid to the platform. For overseas platforms that do not have an established operational entity within China, the platform is required to designate an agent within China to fulfill such reporting obligations.

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

According to the Consumers Rights and Interests Protection Law of the PRC, which became effective on January 1, 1994 and was amended by the Standing Committee of the National People’s Congress on August 27, 2009 and October 25, 2013, respectively, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The consumers whose interests have been damaged due to the products or services that they purchase or receive on the internet trading platforms may claim damages against sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages against the operators of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. The Regulations on the Implementation of the Law on the Protection of Consumer Rights and Interests, promulgated by the State Council of the PRC on March 19, 2024 and took effect on July 1, 2024, provide detailed guidelines for the implementation of the Consumers Rights and Interests Protection Law of the PRC.

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

In addition, pursuant to the Foreign Trade Law of the PRC promulgated by the Standing Committee of the National People’s Congress on May 12, 1994, amended on December 30, 2022 and further amended on December 27, 2025, and the Notice by the Department of Enterprise Management and Audit-Based Control of the General Administration of Customs of Matters Concerning the Recordation of the Consignees and Consignors of Imported and Exported Goods promulgated by the General Administration of Customs of the PRC on January 3, 2023, a consignee or consignor of imported or exported goods who applies for recordation shall be qualified as a market entity and is not required to be filed as a foreign trade business operator.

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

According to the Administrative Provisions on Internet Audio-visual Program Service, jointly promulgated by the State Administration of Radio, Film and Television and the Ministry of Information Industry on December 20, 2007, amended by the State Administration of Press, Publication, Radio, Film and Television, on August 28, 2015 and further amended on June 3, 2025, providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by the competent department of radio, film and television or complete certain record-filing procedures. Providers of internet audio-visual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the State Administration of Radio, Film and Television.

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

Since the PRC laws do not specify whether online short video clips, other than short drama series and micro films, shall be governed by regulations on Radio and Television Programs, there remain uncertainties as to whether we are required to obtain the Permit for Production and Operation of Radio and Television Programs in the level of law. As of the date of this annual report, Huizhi Weimei has obtained the Permit for Production and Operation of Radio and Television Programs. For details on the risks associated with failure to obtain such license or permit, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.”

Regulations Relating to Franchising Operations

The Administrative Regulations on Commercial Franchise Operations were promulgated by the State Council on February 6, 2007, effective as of May 1, 2007, under which a franchisor shall have a well-established operation model, be able to provide the franchisee with long-term management guidance, technical support, business training and other services, and have at least two direct sales stores and have undertaken the business for more than a year. A franchisor shall, within 15 days of its first franchising contract signing, file with the competent commerce authority accordingly.

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

On December 12, 2025, the State Administration for Market Regulation released the Draft Guidelines for Law Enforcement on Advertising Citation Content for public comment, with the consultation period ending on January 12, 2026. The Draft Guidelines are intended to regulate advertising citation practices in China and further elaborate on three key principles. First, the Draft Guidelines clarify standards for authority by imposing specific requirements on the reliability of cited sources. Second, they regulate the presentation of cited content, prohibiting the use of out-of-context or ambiguous statements. Third, they seek to curb improper advertising practices, such as the use of “large-font/small-font” disclaimers, which may enable advertisers to evade responsibility or mislead consumers through inconspicuous disclosures.

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

On June 1, 2017, the Cyber Security Law of the PRC, promulgated by the Standing Committee of the National People’s Congress, took effect and amended on October 28, 2025, which is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cyber Security Law of the PRC reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of internet service providers, which include but are not limited to: (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed or provided to third parties. Any violation of the provisions and requirements under the Cyber Security Law of the PRC and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities. After the release of the Cyber Security Law of the PRC, on May 2, 2017, the Cyberspace Administration of China, together with another ten regulatory authorities jointly issued the Measures for Cybersecurity Review, which become effective on June 1, 2020. These measures establish the basic framework and principle for national cybersecurity reviews of network products and services.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, or the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e., data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities.

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

For the purposes of protecting rights and interests relating to personal information, regulating personal information processing activities, and promoting the reasonable use of personal information, on August 20, 2021, the Standing Committee of the PRC National People’s Congress published the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law integrates the scattered rules with respect to personal information rights and privacy protection. It is clarified that “Personal information” refers to all kinds of information related to identified or identifiable natural persons that are electronically or otherwise recorded, excluding information that has been anonymized, “Sensitive personal information” refers to the personal information of which the leakage or illegal use could easily lead to the violation of the personal dignity of a natural person or harm to personal or property safety, including information on biometric identification, religious beliefs, specific identity, health care, financial accounts, and personal whereabouts, and personal information of minors under the age of fourteen, and “Personal information processing” includes, but is not limited to, the collection, storage, use, processing, transmission, provision, disclosure, and deletion of personal information. From a macro level, the Personal Information Protection Law sets forth on personal information processing rules, sensitive personal information processing rules, cross-border provision of personal information rules, individuals’ rights in personal information processing activities, obligations of personal information processors, authorities performing personal information protection functions and legal liability. The Personal Information Protection Law also focuses on the legal basis of personal information processing, separate consent, automated decision-making, personal information protection impact assessment, etc. On November 14, 2021, the Cyberspace Administration of China released the Regulations on the Network Data Security (Draft for Comments). These draft regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users would like to list overseas, it shall apply for a cybersecurity review according to these draft regulations. Besides, data processors that are listed overseas shall carry out an annual data security assessment. On February 12, 2025, Cyberspace Administration of China issued the Measures for the Administration of Personal Information Protection Compliance Audits, which became effective on May 1, 2025. These measures require personal information processors handling the personal information of more than 10 million individuals to conduct compliance audits at least once every two years. On October 14, 2025, the Cyberspace Administration of China and the State Administration for Market Regulation jointly promulgated the Measures for the Certification of the Outbound Transfer of Personal Information, which took effect on January 1, 2026. These measures establish a certification mechanism for non-critical information infrastructure operators transferring personal information overseas within specified volume thresholds, and further complete China’s regulatory framework governing cross-border data transfers, together with the security assessment mechanism and the standard contractual clauses regime.

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

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it further provides that an internet information service provider may be held liable under various situations: (i) if it knows or should reasonably have known a copyright infringement through the internet and the service provider fails to take effective measures to remove, block or disconnect links to the relevant content; or (ii) upon the receipt of the copyright holder’s notice of such infringement, the service provider fails to take aforementioned measures.

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

Patent

According to the Patent Law of the PRC, or the Patent Law, promulgated by the Standing Committee of the National People’s Congress on March 12, 1984, which was most recently amended on October 17, 2020, and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001 and most recently amended on December 11, 2023, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and the Implementation Rules of the Patent Law of the PRC provide for three types of patents, namely “inventions,” “utility models” and “designs.” Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

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

On September 12, 2025, the SAFE issued the Notice on Matters Concerning Deepening the Reform of Foreign Exchange Management for Cross-border Investment and Financing, or the SAFE Circular 43. The SAFE Circular 43 introduces a series of measures to deepen foreign exchange administration reforms for cross-border investment and financing, including removing certain registration requirements for preliminary expenses of foreign direct investment and domestic reinvestment, and facilitating capital account receipts and payments by narrowing the negative list for the use of funds.

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

The Standing Committee of the National People’s Congress published the Value-Added Tax Law of the PRC on December 25, 2024, which came into effect on January 1, 2026 and replaced the Interim Regulations on Value-Added Tax of the PRC. While the Value-Added Tax Law of the PRC mainly preserves the fundamental structure of the current VAT regulations, it further clarifies and adjusts specific rules, including the definition of “taxable transactions occurring in China,” the definition of “deemed taxable transactions,” the tax rate and calculation criteria for small-scale taxpayers.

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

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, and five relevant supporting guidelines, together referred to as the New Overseas Listing Rules, which became effective on March 31, 2023. Pursuant to the New Overseas Listing Rules, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in China and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year, any of which was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the New Overseas Listing Rules, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to complete the record-filing under the New Overseas Listing Rules may subject a PRC domestic company to warnings, orders of correction, or fines of RMB1 million to RMB10 million.

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

Note:

(1)
In April 2026, Yatsen Global Pte. Ltd. acquired the remaining 10% equity interest in Yalenic Global Holding Pte. Ltd.
(2)
Mr. Jinfeng Huang, our chief executive officer and controlling shareholder, holds 75.0% of equity interests in Huizhi Weimei. The remaining 25.0% of the equity interests in Huizhi Weimei are held by Yuemei (Guangzhou) Trading Co., Ltd., a PRC company controlled by Mr. Jinfeng Huang, who holds 90% of equity interests therein.

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

Arrangements that provide us effective control over the VIE

Proxy Agreement and Power of Attorney. Our WFOE entered into a proxy agreement with Huizhi Weimei and its shareholders and obtained powers of attorney from shareholders of Huizhi Weimei in July 2019, which proxy agreement and powers of attorney were later amended and restated in March 2020, October 2020 and December 2025. Pursuant to the third amended and restated proxy agreement and powers of attorney, each shareholder of Huizhi Weimei irrevocably authorized our WFOE to exercise all of his or its rights as a shareholder of Huizhi Weimei, including, but not limited to, the right to convene and attend shareholder meetings, the right to vote and sign any resolution as a shareholder, the right to appoint or remove directors, and the right to sell, transfer, pledge, and dispose of all or a portion of the equity interests held by such shareholders. The proxy agreement will remain effective so long as Huizhi Weimei exists. The powers of attorney will remain effective unless otherwise notified by our WFOE.

Equity Pledge Agreement. Our WFOE, Huizhi Weimei and shareholders of Huizhi Weimei entered into an equity pledge agreement in July 2019, which was later amended and restated in March 2020, October 2020 and December 2025. Pursuant to the third amended and restated equity pledge agreement, shareholders of Huizhi Weimei have agreed to pledge all of their respective equity interests in Huizhi Weimei to our WFOE to guarantee the performance by Huizhi Weimei and its shareholders under the exclusive business cooperation agreement, the proxy agreement, the power of attorneys, the exclusive option agreement and the equity pledge agreement. As of the date of this annual report, we have registered all such equity pledges with the local branch of the State Administration for Market Regulation in accordance with PRC laws to perfect their respective equity pledges. After the completion of the equity pledge registrations, in the event of a breach by Huizhi Weimei or its shareholders of contractual obligations under these agreements, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Huizhi Weimei. The shareholders of the VIE also undertake that, during the term of the equity pledge agreement, unless otherwise approved by our WFOE in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests.

Spousal Consent Letter. Spouse of Jinfeng Huang, the individual shareholder of Huizhi Weimei, who holds 75.0% of equity interests in Huizhi Weimei, has signed a spousal consent letter. The remaining 25.0% of the equity interests in Huizhi Weimei are held by Yuemei (Guangzhou) Trading Co., Ltd., a PRC company controlled by Jinfeng Huang, who holds 90% of the equity interests therein. The spouse of Jinfeng Huang unconditionally and irrevocably disclaimed her rights to the relevant equity interest in Huizhi Weimei and any associated economic rights or interest to which she may be entitled pursuant to applicable laws, and has undertaken not to make any assertion of rights to such equity interest and the underlying assets. The spouse of Jinfeng Huang has agreed and undertaken that she will not carry out in any circumstances any conducts that are contradictory to the contractual arrangements and the spousal consent letter.

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

Agreements that provide us with the option to purchase the equity interests in the VIE

Exclusive Option Agreements. Our WFOE, Huizhi Weimei and shareholders of Huizhi Weimei entered into an exclusive option agreement in July 2019, which was later amended and restated in March 2020, October 2020 and December 2025. Pursuant to the third amended and restated exclusive option agreement, the shareholders of Huizhi Weimei irrevocably grant our WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in Huizhi Weimei, and Huizhi Weimei has irrevocably granted our WFOE an exclusive option to purchase all or part of its assets. Our WFOE or its designated person may exercise such options to purchase all equity interests and/or all assets at an aggregate consideration of RMB1.00, or the lowest price permitted under applicable PRC laws if there is any statutory requirement about the consideration under PRC laws. The shareholders of Huizhi Weimei further undertake that, without our WFOE’s prior written consent, they will not, among other things, (i) sell, transfer, pledge, or dispose of their equity interests in Huizhi Weimei, (ii) create any pledge or encumbrance on their equity interests in Huizhi Weimei, (iii) change Huizhi Weimei’s registered capital, (iv) merge Huizhi Weimei with any other entity, (v) sell, transfer, pledge, or dispose of Huizhi Weimei’s assets (except in the ordinary course of business), or (vi) amend Huizhi Weimei’s articles of association. The equity option agreement will remain effective for ten years and will be renewed automatically, except that our WFOE is entitled to terminate the agreement as long as a 10-day prior written termination notice is provided to Huizhi Weimei and its shareholders.

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

D.
Property, Plants and Equipment

Our principal executive office is located on leased premises comprising approximately 9,671 square meters in Guangzhou, China. We have one supplemental office comprising approximately 8,250 square meters and one R&D center comprising approximately 1,849 square meters in Guangzhou, China. We also have a business complex that serves as both office building and R&D center, comprising approximately 3,819 square meters, a 446-square-meter joint laboratory, and a small co-working office space in Shanghai, China. In addition, we lease an aggregate area of 1,320 square meters in other cities of mainland China as office space.

We have a manufacturing and R&D hub in Guangzhou, China in connection with our joint venture with Cosmax as a minority shareholder, comprising approximately 66,462 square meters, which commenced operations in August 2023. Beyond China, we have a facility that serves as both office and laboratory for the Galénic brand in France, comprising approximately 920 square meters. We also have a warehouse comprising approximately 1,026 square meters and an office comprising approximately 100 square meters in the UK. In the US, we have an office comprising approximately 150 square meters. All of our properties are leased and we plan to renew our leases as needed.

As of December 31, 2025, we also leased properties for 50 of our offline experience stores across 29 cities in mainland China, with an aggregate area of 4,129.2 square meters.

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

A.
Operating Results

Founded in 2016, we have launched and acquired several color cosmetics brands and skincare brands, including Perfect Diary, Little Ondine, Pink Bear, Galénic, DR.WU (its mainland China business), and Eve Lom, among others. Our brands are strategically positioned to capture a wide spectrum of consumer demographics and price points, ranging from the mass market to the prestige and clinical segments. We thrive on the synergy of brand power, product strength and operational agility, anchored by a steadfast and enduring commitment to R&D and consumer insights.

We generate substantially all of our net revenues from the sale of beauty products under our own brands. We have developed a number of successful brands and products. Our most iconic, best-selling products include Galénic’s No. 1 Brightening Radiance Energy Concentrated Care, DR.WU’s Intensive Renewal Serum with Mandelic Acid and Purifying Renewal Essence Toner, Eve Lom’s Cleanser, and Perfect Diary’s Biolip Essense Lipstick (including the first, second and third generations).

Leveraging our omni-channel ecosystem, we gain insights through direct engagement with customers, which drives product development, content creation, and further improvement of our customer experience. We have built core technology and data capabilities that power our business operations, including our marketing strategies, product development, supply chain management and customer service.

Our total net revenues decreased from RMB3.41 billion in 2023 to RMB3.39 billion in 2024, and increased from RMB3.39 billion in 2024 to RMB4.30 billion (US$614.6 million) in 2025. We incurred a net loss of RMB750.2 million in 2023, RMB710.2 million in 2024 and RMB92.4 million (US$13.2 million) in 2025. Our net loss position in 2025 was mainly due to (i) strategic investments in advertising and marketing to support our brand portfolio, particularly for brands in their early development stages or those undergoing strategic transformation, (ii) personnel and administrative expenses, and (iii) share-based compensation expenses recorded in accordance with U.S. GAAP.

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

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by certain company specific factors, including:

Our Ability to Develop and Launch New Products and Grow Our Brands

Our ability to successfully develop and launch new products and grow our new and existing brands is pivotal to our success. We have a track record of successfully launching new and iconic products for our Perfect Diary brand, which were well received by consumers. Following the strategic acquisitions of Galénic, the mainland China business of DR.WU, and Eve Lom between late 2020 and early 2021, we have re-engineered these brands for the China market. This shift toward Skincare Brands, which typically feature higher gross margin and greater customer loyalty, has significantly diversified our revenue mix and reinforced our competitive edge.

Leveraging our strengthened R&D capabilities and insights gained through our direct engagement with customers, we are able to develop new popular products more efficiently. Having a broad, attractive and updated product portfolio is essential to sustaining brand popularity, increasing customer retention, and encouraging repeat purchases. We intend to continue launching new products to proactively respond to evolving industry trends and customer feedback. The success of these launches is a key determinant of our business growth and our overall financial performance.

As a result, our skincare segment has demonstrated a transformative growth trajectory over the past three years. In 2023, our net revenues from Skincare Brands reached RMB1.38 billion, a 11.4% year-over-year increase, accounting for 40.5% of total net revenues. In 2024, our net revenues from Skincare Brands remained stable at RMB1.39 billion, contributing 41.1% of total net revenues. In 2025, our net revenues from Skincare Brands experienced a significant surge, reaching RMB2.28 billion (US$325.7 million), representing a year-over-year increase of 63.5%. This performance was primarily driven by the strong growth momentum of Galénic and DR.WU, fueled by the successful scaling of their flagship product lines and the successful launch of new products. Consequently, our Skincare Brands accounted for 53.0% of total net revenues in 2025.

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

We generate net revenues through sales (i) directly to end customers through various DTC online channels as well as offline stores, and (ii) to e-commerce platform distributors and offline distributors who then sell to end customers. For the years ended December 31, 2023, 2024 and 2025, our net revenues generated through DTC channels as a percentage of total net revenues were 84.6%, 82.9% and 84.9%, respectively. Going forward, we will continue to diversify our sales channels, including content and livestreaming platforms such as Douyin, shelf-based e-commerce platforms such as Tmall and third-party distributors as well as beauty-focused offline retail stores.

Our Pricing Strategy and Ability to Maintain Optimal Gross Margins

Our results of operations depend on our ability to design our pricing strategy to both maintain attractiveness to customers and to gradually improve our gross margins as we continue to grow our business. Our product pricing strategy is driven by the introduction of new products, promotional events on e-commerce platforms, adoption of new ways of engaging and selling to consumers such as livestreaming, and the broader competitive landscape. In general, we strive to gradually improve our gross margin by introducing higher-margin new products and stricter discounts and promotions, despite facing heavy price competition in the market place. As a result of our integrated approach, our gross margin was 73.6%, 77.1% and 78.2% for the years ended December 31, 2023, 2024 and 2025, respectively.

The continual improvement of our gross margin for the past three years is also the result of higher revenue contribution from our skincare products, which generally have higher gross margins compared to our color cosmetic products. We also intend to incrementally introduce products with higher gross margin under our Perfect Diary brand. We expect to gradually improve our gross margin over time as we continue to focus on optimizing our product mix, implementing more disciplined pricing and discount policies, and further enhancing supply chain efficiencies.

Effectiveness of Our Marketing Strategies

Our results of operations also depend on our ability to attract and retain customers while maintaining reasonable marketing expenses. Our marketing strategy is digitally native and tailored to the unique positioning of each brand within our portfolio. We rely on our ability to cultivate consumer trust through marketing campaigns that resonate with the specific target audiences of each brand. By generating digital content across leading online platforms, such as Douyin and RedNote, and leveraging our expansive network of KOLs, we amplify our brand narratives to reach a broader consumer base. Our approach aligns promotional initiatives with the distinct ethos and value propositions of each brand, aiming to convert social influence into sustained consumer demand while fostering long-term brand equity and customer loyalty.

We have also leveraged our offline experience store network to increase our presence and to reach and serve our customers at different touchpoints. As of December 31, 2025, we operated 77 experience stores, compared with 88 stores as of December 31, 2024. The reduction was due to the strategic closure of Perfect Diary experience stores, partially offset by the expansion of our Galénic offline network. We believe that maintaining a certain number of experience stores enables us to drive stronger engagement with our customers by providing a physical space to sample our products and engage with our brands.

Our selling and marketing expenses have been and will continue to be affected by the number of new product launches, spending on performance-based marketing on our e-commerce channels, branding and promotional activities to support the growth of our new and existing brands, and expenses related to our offline stores. Through our data insights, we also monitor our return on investment across our various marketing and distribution channels and adjust our marketing spending and strategy accordingly. Our selling and marketing expenses as a percentage of total net revenues remained relatively stable at 66.9% in 2024 and 66.3% in 2025. With our focus on growing our sustainability and achieving profitability, we plan to further optimize our channel mix and expenses for performance-based marketing on our e-commerce channels while allocating resources to strengthen the brand equities for our existing brands.

We also plan to optimize our expenses related to our experience stores by increasing productivity among our beauty advisors and optimizing utilization of our experience stores’ space.

Our Ability to Manage Operating Costs and Expenses

Our results of operations are significantly influenced by our ability to manage our selling and marketing expenses, general and administrative expenses and fulfilment expenses.

From 2021 to 2023, we selectively closed underperforming offline stores, reduced marketing event-related expenses and streamlined our online marketing activities. In 2024, we increased our investments in the Douyin platform in response to its increasing contribution to our revenues, which was partially offset by more targeted marketing and content spending. In 2025, we further optimized our resource allocation by strategically prioritizing investments in our core Skincare Brands to capitalize on their strong market momentum. As a result, our selling and marketing expenses as a percentage of total net revenues increased from 65.3% in 2023 to 66.9% in 2024, and decreased to 66.3% in 2025. We intend to continue optimizing this ratio by reallocating marketing spending toward higher-return channels, intensifying our return on investment discipline, and capturing operating leverage across our fixed expenses.

In addition, we took measures to improve our general and administrative efficiency. Our general and administrative expenses as a percentage of total net revenues decreased from 14.7% in 2023 to 13.1% in 2024, and further decreased to 7.1% in 2025. This substantial improvement in 2025 was primarily driven by lower payroll expenses and share-based compensation expenses, coupled with the leveraging effect of higher total net revenues.

We have also developed an efficient supply chain involving manufacturing, warehousing and logistics. We leverage technology and data to manage supplier partners, ODM/OEM and packaging supply partners and other service partners, and adjust such partners’ operations to maintain optimal inventory levels as well as ensure smooth product launches. We cooperate with leading manufacturers with strong capabilities, as well as physical proximity to our customers, enabling us to further shorten the production and fulfilment process, thereby improving customer experience. Fulfilment expenses as a percentage of total net revenues decreased from 6.7% in 2023 to 6.4% in 2024, and further decreased to 5.9% in 2025. We expect to further optimize our operating expenses by leveraging our technology- and data-driven supply chain management systems.

Key Components of Results of Operations

Net revenues

Our net revenues are net of refunds and value-added tax. Our net revenues are primarily generated from selling our beauty products and comprise net revenues from Color Cosmetics Brands, Skincare Brands and others. The following table sets forth the breakdown of our net revenues by segment both in absolute amounts and as a proportion of our total net revenues for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Segment
-Color Cosmetics Brands	1,973,726	57.8	1,968,350	58.0	2,005,911	286,842	46.7
-Skincare Brands	1,383,578	40.5	1,393,259	41.1	2,277,334	325,654	53.0
-Others	57,470	1.7	31,805	0.9	14,879	2,128	0.3
Total net revenues	3,414,774	100.0	3,393,414	100.0	4,298,124	614,624	100.0

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Sales of product by channel
-Sales to end customers	2,890,229	84.6	2,812,370	82.9	3,646,257	521,409	84.9
-Sales to distributor customers	514,781	15.1	572,541	16.9	641,332	91,709	14.9
-Others	9,764	0.3	8,503	0.2	10,535	1,506	0.2
Total net revenues	3,414,774	100.0	3,393,414	100.0	4,298,124	614,624	100.0

With the goal to achieve sustainable growth in 2026 and beyond, we intend to improve return on investment on all our key sales channels, improve gross margins of our products and diversify our sales channels, including e-commerce platforms besides Douyin and Tmall as well as third-party distributors.

Cost of revenues

Our cost of revenues consists primarily of material costs, which include ingredient costs and costs associated with raw materials and packaging materials, manufacturing cost and other related costs that are directly attributable to the production of our products. For some of our products, we directly procure raw materials and packaging materials from third-party suppliers and pass on such materials to OEM/ODM partners for production and assembly. For the rest of our products, we procure finished goods from OEM/ODM partners. Our product costs fluctuate with the prices that we are able to negotiate with our OEM/ODM partners and our raw material and packaging material suppliers. We intend to leverage our economy of scale to limit any upward pressure on our procurement costs going forward.

The following table sets forth our cost of revenues by amounts and percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	901,455	26.4	776,236	22.9	936,780	133,958	21.8

The following table sets forth our gross profit in absolute amount and gross profit margin for the years presented. We aim to continue improving our gross profit margin by adjusting our product mix, channel mix while implementing our strategies in pricing and discounts.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Gross profit	2,513,319	2,617,178	3,361,344	480,666
Gross profit margin	73.6%	77.1%	78.2%	78.2%

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Fulfilment expenses	229,021	6.7	216,540	6.4	253,926	36,311	5.9
Selling and marketing expenses	2,230,974	65.3	2,268,793	66.9	2,852,288	407,872	66.3
General and administrative expenses	500,942	14.7	444,373	13.1	303,628	43,418	7.1
Research and development expenses	111,698	3.3	109,287	3.2	137,296	19,633	3.2
Impairment of goodwill	354,039	10.3	403,076	11.9	—	—	—
Total operating expenses	3,426,674	100.3	3,442,069	101.4	3,547,138	507,234	82.5

Fulfilment expenses. Fulfilment expenses are primarily expenses related to the warehousing, shipping and delivery of products to customers, which mainly include third-party costs for warehouses, third-party shipping costs and customer service-related expenses.

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

PRC

Generally, our PRC subsidiaries, the VIE and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. According to a policy promulgated by the State Administration of Taxation and effective from 2008 and onwards, enterprises engaged in research and development activities are entitled to claim an additional special tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The deduction rate for qualified research and development expenses has been increased from 50% to 75% according to Notice by the Ministry of Finance, the State Administration of Taxation and the Ministry of Science and Technology of Raising the Proportion of Weighted Pre-tax Deduction of Research and Development Expenses, which was effective from 2018 to 2020 and was further extended to 2023. According to the Notice on Further Improving the Additional Pre-Tax Deduction Policy for Research and Development Expenses announced by the Ministry of Finance and the State Administration of Taxation on March 26, 2023, the additional special tax deduction rate for qualified research and development expenses increased from 75% to 100% as a long-term policy. Without further notice from the governmental authorities, such policy remains effective as of the date of this annual report. Shanghai Jiyan Cosmetics Technology Co., Ltd. is entitled to claim the special deduction referred above.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Total net revenues	3,414,774	100.0	3,393,414	100.0	4,298,124	614,624	100.0
Total cost of revenues	(901,455)	(26.4)	(776,236)	(22.9)	(936,780)	(133,958)	(21.8)
Gross profit	2,513,319	73.6	2,617,178	77.1	3,361,344	480,666	78.2
Operating expenses:
Fulfilment expenses	(229,021)	(6.7)	(216,540)	(6.4)	(253,926)	(36,311)	(5.9)
Selling and marketing expenses	(2,230,974)	(65.3)	(2,268,793)	(66.9)	(2,852,288)	(407,872)	(66.3)
General and administrative expenses	(500,942)	(14.7)	(444,373)	(13.1)	(303,628)	(43,418)	(7.1)
Research and development expenses	(111,698)	(3.3)	(109,287)	(3.2)	(137,296)	(19,633)	(3.2)
Impairment of goodwill	(354,039)	(10.3)	(403,076)	(11.9)	—	—	—
Total operating expenses	(3,426,674)	(100.3)	(3,442,069)	(101.4)	(3,547,138)	(507,234)	(82.5)
Loss from operations	(913,355)	(26.7)	(824,891)	(24.3)	(185,794)	(26,568)	(4.3)
Financial income	89,020	2.6	86,136	2.5	40,721	5,823	0.9
Foreign currency exchange gain (loss)	7,218	0.2	(20,399)	(0.6)	13,374	1,912	0.3
Income from equity method investments, net	10,122	0.3	1,386	0.0	5,940	849	0.1
Impairment of investments	—	—	—	—	(13,453)	(1,924)	(0.3)
Other income, net	53,558	1.6	44,461	1.3	46,690	6,677	1.1
Loss before income tax expenses	(753,437)	(22.1)	(713,307)	(21.0)	(92,522)	(13,231)	(2.2)
Income tax benefits	3,210	0.1	3,086	0.1	108	15	0.0
Net loss	(750,227)	(22.0)	(710,221)	(20.9)	(92,414)	(13,216)	(2.2)

Segment Information

The following table sets forth our segment operating results for the years ended December 31, 2023, 2024 and 2025.

	For the year ended December 31, 2025
	Color Cosmetics Brands	Skincare Brands	Others	Total segments
	RMB
Total net revenues	2,005,911	2,277,334	14,879	4,298,124
Total cost of revenues	(510,809)	(418,434)	(7,537)	(936,780)
Advertising, marketing and commission expenses(a)	(1,004,529)	(1,352,874)	—	(2,357,403)
Other expenses(b)	(549,950)	(536,763)	(1,262)	(1,087,975)
Segment (loss) income from operations	(59,377)	(30,737)	6,080	(84,034)

	For the year ended December 31, 2024
	Color Cosmetics Brands	Skincare Brands	Others	Total segments
	RMB
Total net revenues	1,968,350	1,393,259	31,805	3,393,414
Total cost of revenues	(488,394)	(269,185)	(18,657)	(776,236)
Advertising, marketing and commission expenses(a)	(1,003,978)	(743,423)	—	(1,747,401)
Impairment of goodwill	(5,266)	(397,810)	—	(403,076)
Other expenses(b)	(656,131)	(431,560)	(6,342)	(1,094,033)
Segment (loss) income from operations	(185,419)	(448,719)	6,806	(627,332)

	For the year ended December 31, 2023
	Color Cosmetics Brands	Skincare Brands	Others	Total segments
	RMB
Total net revenues	1,973,726	1,383,578	57,470	3,414,774
Total cost of revenues	(574,995)	(292,305)	(34,155)	(901,455)
Advertising, marketing and commission expenses(a)	(993,920)	(683,229)	—	(1,677,149)
Impairment of goodwill	—	(354,039)	—	(354,039)
Other expenses(b)	(756,958)	(485,273)	(21,456)	(1,263,687)
Segment (loss) income from operations	(352,147)	(431,268)	1,859	(781,556)

The following table presents the reconciliation from the segment loss from operations to the consolidated loss before income tax expenses for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Segment loss from operations	(781,556)	(627,332)	(84,034)
Unallocated expenses (c)	(131,799)	(197,559)	(101,760)
Financial income	89,020	86,136	40,721
Foreign currency exchange gain (loss)	7,218	(20,399)	13,374
Income from equity method investments, net	10,122	1,386	5,940
Impairment of investments	—	—	(13,453)
Other income, net	53,558	44,461	46,690
Loss before income tax expenses	(753,437)	(713,307)	(92,522)

Notes:

(a) Advertising, marketing and commission expenses mainly represent (i) advertising and marketing promotion expenses, (ii) platform and other commissions.

(b) Other expenses represent (i) fulfilment expenses related to warehousing, shipping and delivery of products to customers include third-party costs for warehouses, third-party shipping costs and customer service-related expenses, (ii) other selling and marketing expenses related to personnel costs for sales and marketing staff and rental, depreciation expenses, personnel and other costs for offline experience stores, (iii) general and administrative expenses and research and development expenses which consist of personnel costs and other expenses which are related to general corporate functions and research and development activities.

(c) Unallocated expenses represent share-based compensation and amortization of intangible assets resulting from assets and business acquisitions, which are not allocated to segments.

Depreciation of property and equipment, net (included in the measurement of segment profit or loss):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Total depreciation of property and equipment, net
Color Cosmetics	31,588	18,199	14,607
Skincare	21,509	19,542	22,204
Others	586	253	61
	53,683	37,994	36,872

No asset information is provided for reportable segments as no such information is provided to the chief operating decision-maker to evaluate the segment performance and most assets are managed at the group level.

Substantially all our revenues and long-lived assets are derived from and located in the PRC.

Year ended December 31, 2025 compared to year ended December 31, 2024

Total net revenues

Our net revenues increased by 26.7% from RMB3.39 billion in 2024 to RMB4.30 billion (US$614.6 million) in 2025, primarily attributable to a 63.5% year-over-year increase in net revenues from Skincare Brands, as well as a 1.9% year-over-year increase in net revenues from Color Cosmetics Brands. Our net revenues generated through Skincare Brands as a percentage of total net revenues increased from 41.1% in 2024 to 53.0% in 2025.

Total cost of revenues

Our cost of revenues increased by 20.7% from RMB776.2 million in 2024 to RMB936.8 million (US$134.0 million) in 2025, primarily due to the increase in overall sales volume of our beauty products in 2025.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 28.4% from RMB2.62 billion in 2024 to RMB3.36 billion (US$480.7 million) in 2025, and our gross margins increased from 77.1% in 2024 to 78.2% in 2025. The increase was primarily attributable to the increase in sales of higher-gross margin products.

Fulfilment expenses

Our fulfilment expenses increased from RMB216.5 million in 2024 to RMB253.9 million (US$36.3 million) in 2025, which was primarily attributable to an increase in warehouse and logistics cost from RMB169.2 million in 2024 to RMB198.6 million (US$28.4 million) in 2025, mainly due to the higher sales volume of our beauty products in 2025. Our fulfilment expenses as a percentage of net revenues decreased from 6.4% in 2024 to 5.9% in 2025, primarily driven by optimization of fulfilment costs and further improvements in logistics efficiency, as well as the leveraging effect of higher total net revenues in 2025.

Selling and marketing expenses

Our selling and marketing expenses increased from RMB2.27 billion in 2024 to RMB2.85 billion (US$407.9 million) in 2025, which was primarily attributable to (i) an increase in advertising, marketing and brand promotion costs from RMB1.37 billion in 2024 to RMB1.83 billion (US$261.6 million) in 2025, primarily due to the investments in new product launches across our brands as well as the higher traffic acquisition costs amid intensified competition, and (ii) an increase in platform commissions from RMB357.1 million in 2024 to RMB512.6 million (US$73.3 million) in 2025, partially offset by a decrease in amortization of intangible assets resulting from assets and business acquisitions from RMB106.4 million in 2024 to RMB42.7 million (US$6.1 million) in 2025.

General and administrative expenses

Our general and administrative expenses decreased from RMB444.4 million in 2024 to RMB303.6 million (US$43.4 million) in 2025, primarily due to (i) a decrease in personnel costs from RMB143.3 million in 2024 to RMB97.3 million (US$13.9 million) in 2025, and (ii) a decrease in share-based compensation expenses from RMB89.9 million in 2024 to RMB48.6 million (US$7.0 million) in 2025 resulting from a reduction in general and administrative headcount.

Research and development expenses

Our research and development expenses increased from RMB109.3 million in 2024 to RMB137.3 million (US$19.6 million) in 2025, primarily due to (i) an increase in personnel costs from RMB55.6 million in 2024 to RMB72.1 million (US$10.3 million) in 2025, as a result of the increased resources and personnel we deployed to support our research and development, and (ii) an increase in product development expenses from RMB10.1 million in 2024 to RMB23.8 million (US$3.4 million) in 2025.

Impairment of goodwill

We recorded no impairment of goodwill in 2025, as compared with an impairment of goodwill of RMB403.1 million in 2024.

Loss from operations

We generated net loss from operations of RMB824.9 million in 2024 and RMB185.8 million (US$26.6 million) in 2025 as a result of the foregoing. The decrease in net loss from operations is primarily attributable to our higher gross profit and record of no impairment of goodwill in 2025.

Income tax benefits

We recorded income tax benefits of RMB3.1 million in 2024 and income tax benefits of RMB0.1 million (US$15 thousand) in 2025. The decrease was primarily due to a lower tax effect of amortization of intangible assets resulting from assets and business acquisitions.

Net loss

We generated a net loss of RMB710.2 million in 2024 and RMB92.4 million (US$13.2 million) in 2025 as a result of the foregoing.

Year ended December 31, 2024 compared to year ended December 31, 2023

Total net revenues

Our net revenues slightly decreased by 0.6% from RMB3.41 billion in 2023 to RMB3.39 billion in 2024, primarily attributable to the decline in net revenues from Color Cosmetics Brands, partially offset by the increase in net revenues from Skincare Brands. The decline in net revenues from Color Cosmetics Brands was primarily because Perfect Diary was still undergoing its strategic transformation. While the Biolip Essence series has performed well, the brand needs to further build its product lineup. Our Skincare Brands experienced continued growth primarily due to the solid performance of our premium brands and our continued development of these brands during the year. Our net revenues generated through Skincare Brands as a percentage of total net revenues increased from 40.5% in 2023 to 41.1% in 2024.

Total cost of revenues

Our cost of revenues decreased by 13.9% from RMB901.5 million in 2023 to RMB776.2 million in 2024, primarily due to cost optimization across all of our brand portfolio.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 4.1% from RMB2.51 billion in 2023 to RMB2.62 billion in 2024, and our gross margins increased from 73.6% in 2023 to 77.1% in 2024. The increase was primarily attributable to increasing sales of higher-gross margin products.

Fulfilment expenses

Our fulfilment expenses decreased from RMB229.0 million in 2023 to RMB216.5 million in 2024, which was primarily attributable to a decrease in warehouse and logistics cost from RMB181.7 million in 2023 to RMB169.2 million in 2024, mainly due to lower sales volume of our beauty products, and a decrease in customer service cost from RMB29.4 million in 2023 to RMB25.0 million in 2024. Our fulfilment expenses as a percentage of net revenues decreased from 6.7% in 2023 to 6.4% in 2024 due to our further improvements in logistics efficiency.

Selling and marketing expenses

Our selling and marketing expenses increased from RMB2.23 billion in 2023 to RMB2.27 billion in 2024, which was relatively stable.

General and administrative expenses

Our general and administrative expenses decreased from RMB500.9 million in 2023 to RMB444.4 million in 2024, primarily due to lower payroll expenses and depreciation expenses resulting from a reduction in general and administrative headcount.

Research and development expenses

Our research and development expenses decreased from RMB111.7 million in 2023 to RMB109.3 million in 2024, primarily due to a decrease in share-based compensation expenses from RMB5.0 million in 2023 to RMB0.9 million in 2024.

Impairment of goodwill

We recorded impairment of goodwill of RMB354.0 million in 2023 and RMB403.1 million in 2024. The impairment mainly represents the amount by which the carrying value of the Eve Lom reporting unit exceeded its fair value, based on quantitative goodwill impairment test, primarily due to weaker operating results than expected.

Loss from operations

We generated net loss from operations of RMB913.4 million in 2023 and net loss from operations of RMB824.9 million in 2024 as a result of the foregoing. The decrease in net loss from operations is primarily attributable to our higher gross profit mainly as a result of the increased sales of higher-gross-margin products and enhanced operating efficiencies.

Income tax benefits

Our income tax benefits remained relatively stable at RMB3.2 million in 2023 and RMB3.1 million in 2024.

Net loss

We generated a net loss of RMB750.2 million in 2023 and a net loss of RMB710.2 million in 2024 as a result of the foregoing.

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

B.
Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(107,442)	(243,666)	(94,663)	(13,537)
Net cash (used in)/provided by investing activities	(260,487)	592,123	246,794	35,291
Net cash used in financing activities	(342,455)	(394,226)	(151,445)	(21,656)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	14,192	5,028	(10,585)	(1,513)
Net decrease in cash and cash equivalents and restricted cash	(696,192)	(40,741)	(9,899)	(1,415)
Cash and cash equivalents and restricted cash at the beginning of the year	1,554,328	858,136	817,395	116,886
Cash and cash equivalents and restricted cash at the end of the year	858,136	817,395	807,496	115,471

To date, we have financed our operating and investing activities primarily through cash generated by historical equity financing activities. As of December 31, 2023, 2024 and 2025, respectively, our cash, cash equivalents and restricted cash were RMB858.1 million, RMB817.4 million and RMB807.5 million (US$115.5 million). We had short-term investments with an aggregate outstanding amount of RMB246.0 million (US$35.2 million) as of December 31, 2025. Our cash and cash equivalents primarily consist of currency on hand, deposits held by financial institutions that can be added to or withdrawn without limitation, short-term and highly liquid investments placed with banks, and all highly liquid investments with original maturities of three months or less. Short-term investments consist primarily of financial products offered by commercial banks in the PRC with fixed maturity dates ranging from three months to one year.

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

As of December 31, 2025, 28.5% of our cash, cash equivalents and restricted cash were held in China, and 28.7% were denominated in Renminbi. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

A significant majority of our net revenues have been, and we expect will likely continue to be, denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE’s approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE’s approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash used in operating activities in 2025 was RMB94.7 million (US$13.5 million). The difference between our net cash used in operating activities in 2025 of RMB94.7 million (US$13.5 million) and net loss of RMB92.4 million (US$13.2 million) in the same period was primarily due to certain non-cash items, primarily consisting of (i) amortization of right-of-use assets of RMB63.9 million (US$9.1 million), (ii) share-based compensation of RMB59.0 million (US$8.4 million), (iii) amortization of intangible assets of RMB49.3 million (US$7.0 million), and (iv) depreciation of property and equipment of RMB36.9 million (US$5.3 million). The adjustment for changes in operating assets and liabilities primarily consisted of (i) an increase of RMB125.1 million (US$17.9 million) in inventories, (ii) an increase of RMB89.1 million (US$12.7 million) in prepayments and other current assets, (iii) an increase of accounts payable of RMB77.3 million (US$11.1 million), and (iv) a decrease of RMB62.7 million (US$9.0 million) in lease liabilities.

Net cash used in operating activities in 2024 was RMB243.7 million. The difference between our net cash used in operating activities in 2024 of RMB243.7 million and net loss of RMB710.2 million in the same period was primarily due to certain non-cash items, primarily consisting of (i) impairment of goodwill of RMB403.1 million mainly due to impairment of Eve Lom reporting unit, (ii) amortization of intangible assets of RMB112.6 million, (iii) share-based compensation of RMB91.2 million, (iv) amortization of right-of-use assets of RMB69.4 million and (v) depreciation of property and equipment of RMB38.0 million. The adjustment for changes in operating assets and liabilities primarily consisted of (i) an increase of RMB65.3 million in prepayments and other current assets, (ii) a decrease of RMB66.9 million in lease liabilities, and (iii) a decrease in accounts payable of RMB33.6 million.

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

Investing activities

Net cash generated from investing activities in 2025 was RMB246.8 million (US$35.3 million), primarily due to sales of short-term investments of RMB888.4 million (US$127.0 million), which was partially offset by (i) purchases of short-term investments of RMB601.9 million (US$86.1 million), and (ii) purchase of property and equipment of RMB42.1 million (US$6.0 million).

Net cash generated from investing activities in 2024 was RMB592.1 million, primarily due to sales of short-term investments of RMB2.01 billion, which was partially offset by (i) purchases of short-term investments of RMB1.32 billion, (ii) purchase of property and equipment of RMB52.7 million, and (iii) investments on equity investments of RMB42.0 million mainly related to our participation as a limited partner in a venture capital fund.

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

Financing activities

Net cash used by financing activities in 2025 was RMB151.4 million (US$21.7 million), primarily attributable to (i) repurchase of ordinary shares of RMB111.0 million (US$15.9 million), and (ii) repurchase of redeemable non-controlling interests of RMB45.7 million (US$6.5 million).

Net cash used by financing activities in 2024 was RMB394.2 million, primarily attributable to repurchase of ordinary shares of RMB405.8 million.

Net cash used by financing activities in 2023 was RMB342.5 million, primarily attributable to repurchase of ordinary shares of RMB212.7 million and repurchase of redeemable non-controlling interests of RMB134.7 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures, capital commitment, products and services purchase commitment and operating lease commitments.

Our capital expenditures are primarily incurred for purchases of property and equipment, as well as intangible assets. Our capital expenditures were RMB44.0 million in 2023, RMB57.0 million in 2024 and RMB43.8 million (US$6.3 million) in 2025. We intend to strategically deploy our capital expenditures, prioritizing investments that reinforce our core competitive advantages and support the long-term sustainable growth of our business as we execute our strategic transformation.

Commitments and Obligations

The following table sets forth our products and services purchase commitment and operating lease obligations as of December 31, 2025:

	Payment due by December 31,
	Total	1 Year	1-3 Years	3-5 Years	Over 5 Years
	(RMB in thousands)
Products and services purchase commitment	227,509	227,509	-	-	-
Operating lease obligations(1)	434	434	-	-	-
Total	227,943	227,943	-	-	-

Note:

(1)
Operating lease obligations consist of the obligations under the lease agreements covering our stores and office spaces.

We intend to fund our existing and future material cash requirements with our existing cash balance and proceeds and debt financing. We will continue to make cash commitments prudently, including capital expenditures, to meet the expected growth of our business.

We provided financial guarantees to a joint venture for the purpose of enabling it to obtain bank loans. As of December 31, 2025, the total amount of financial guarantees provided to the joint venture was RMB97.6 million (US$14.0 million). The guarantees are typically secured by the assets of the joint venture, and we believe that the probability of having to make payments under the guarantees is remote. Nevertheless, we have assessed the associated risks and potential liabilities. We will continue to monitor the performance of the joint venture and assess the risks associated with the guarantees.

Except for the guarantees provided to a joint venture, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025. While the above indicates our material cash requirements as of December 31, 2025, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

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

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2026 that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

Item 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.
Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jinfeng Huang	42	Chairman of the Board of Directors and Chief Executive Officer
Donghao Yang	54	Director and Chief Financial Officer
Jing Cheng	54	Chief Scientific Officer
Bonnie Yi Zhang	52	Independent Director
Jiming Ha	63	Independent Director
Alan Hao Zong	42	Independent Director

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

Alan Hao Zong has served as our independent director since February 2026. Mr. Zong has extensive experience across venture capital, strategic investment, and consumer technology. Since 2024, Mr. Zong has focused on early-stage investments in AI and digital commerce. Prior to that, Mr. Zong was an Executive Director at Alibaba Investment and held successive leadership roles as Co-Head of Alibaba Innovation Ventures, Head of Taobao Investment, and Head of Innovation Investment at Alibaba International. Before Alibaba, he was a Principal at Capital Today Group, focusing on early and growth-stage investing in consumer technology. Mr. Zong began his professional career at Procter & Gamble in 2005, where he held various leadership roles, including Marketing Director. Mr. Zong earned an MBA from Harvard Business School in 2013 and received his B.A. from Sun Yat-sen University in 2005.

B.
Compensation

For the year ended December 31, 2025, we paid to our executive officers an aggregate of RMB7.5 million (US$1.1 million) in cash and RMB0.3 million (US$37.5 thousand) for benefits including certain contributions equal to certain percentages of each officer’s salary for his or her pension insurance, medical insurance, supplementary medical insurance, unemployment insurance and other statutory benefits and a housing provident fund as required by PRC law, and US$0.2 million to our independent directors. We did not make additional payments to our executive officers for their role as directors for the year ended December 31, 2025.

Share Incentive Plan

2018 Share Option Plan

Our shareholders and board of directors adopted the 2018 Share Option Plan in September 2018, which was amended and restated respectively in July 2019, March 2020, and September 2020, to attract and retain the best available personnel, provide additional incentives to employees and directors, and promote the success of our business. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2018 Share Option Plan is 249,234,508. As of December 31, 2025, options to purchase an aggregate amount of 216,427,246 Class A ordinary shares under the 2018 Share Option Plan had been granted, excluding awards that were forfeited or canceled after the relevant grant dates.

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

2022 Share Incentive Plan

Our board of directors has approved and authorized the adoption of the 2022 Share Incentive Plan, effective on January 1, 2023. The 2022 Share Incentive Plan will expire on the tenth anniversary of its effective date. Under the 2022 Share Incentive Plan, the maximum aggregate number of ordinary shares of our company available for issuance is 1.5% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of December 31, 2022, plus an annual increase by (i) (A) 1.5% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each of the first two fiscal years of our company beginning January 1, 2024, and (B) 1.0% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each subsequent fiscal year of our company during the term of the 2022 Share Incentive Plan, or (ii) such fewer number of shares as may be determined by our board of directors. As of December 31, 2025, options to purchase an aggregate amount of 10,798,054 Class A ordinary shares under the 2022 Share Incentive Plan had been granted, excluding awards that were forfeited or canceled after the relevant grant dates.

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

Termination and Amendment of the Plan. Unless terminated earlier, the 2022 Share Incentive Plan has a term of ten years from January 1, 2023. Our board of directors has the authority to terminate, amend or modify the 2022 Share Incentive Plan, subject to shareholder approval to the extent necessary to comply with applicable law. However, without the prior written consent of the participant, no termination, amendment, or modification of the 2022 Share Incentive Plan shall adversely affect in any material way any award previously granted pursuant to the 2022 Share Incentive Plan. Historically, a total of 149,363,572 restricted Class A ordinary shares and 21,356,415 restricted Class B ordinary shares resulting from early exercise or modification of options granted to our employees, officers and directors had been issued to and were held by three trusts for the grantees’ benefit. These shares have been and continue to be subject to satisfaction of the service conditions set forth in the applicable equity award agreements. As of February 28, 2026, a total of 79,226,352 Class A ordinary shares and 0 Class B ordinary shares related to options granted to our employees, officers and directors were held by the two trusts for the grantees’ benefit, which have been and will continue to be subject to satisfaction of the service conditions set forth in the applicable equity award agreements.

The following table summarizes, as of February 28, 2026, the outstanding options that were granted to our directors and executive officers under the 2018 Share Option Plan and the 2022 Share Incentive Plan.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Bonnie Yi Zhang	261,396	0.025	March 25, 2021	March 25, 2031
	261,396	0.025	March 1, 2022	March 1, 2032
	653,480	0.025	January 1, 2025	January 1, 2035
Jiming Ha	283,533	0.025	March 25, 2021	March 25, 2031
	283,532	0.025	March 1, 2022	March 1, 2032
	653,480	0.025	January 1, 2025	January 1, 2035
Alan Hao Zong	600,000	0.025	February 28, 2026	February 28, 2036
Jing Cheng	11,824,609	0.025	February 28, 2023	February 28, 2033
Total	14,821,426	—	—	—

The following table summarizes, as of February 28, 2026, the number of restricted ordinary shares related to the options granted to our officers and directors under the 2018 Share Option Plan and the 2022 Share Incentive Plan.

Name	Number of Shares Underlying Options
Donghao Yang	5,602,532

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

Audit Committee. Our audit committee consists of Bonnie Yi Zhang, Jiming Ha, and Alan Hao Zong. Bonnie Yi Zhang is the chairwoman of our audit committee. We have determined that Bonnie Yi Zhang, Jiming Ha, and Alan Hao Zong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. We have determined that Bonnie Yi Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Bonnie Yi Zhang, Jiming Ha and Alan Hao Zong. Bonnie Yi Zhang is the chairwoman of our compensation committee. We have determined that Bonnie Yi Zhang, Jiming Ha and Alan Hao Zong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jiming Ha, Alan Hao Zong and Bonnie Yi Zhang. Jiming Ha is the chairman of our nominating and corporate governance committee. Jiming Ha, Bonnie Yi Zhang and Alan Hao Zong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.
Employees

We had 1,505 full-time employees as of December 31, 2023, 1,350 full-time employees as of December 31, 2024 and 1,623 full-time employees as of December 31, 2025, and most of our full-time employees are located in China. The following table sets forth the number of our full-time employees as of December 31, 2025.

Function	Number of Employees
R&D and Product Development	159
Supply Chain	61
Marketing and Contents	251
Online Operation and Sales	400
Offline Retail	325
Global Business	84
Customer Service	144
Others	199
Total	1,623

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

E.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2026 by:

•
each of our directors and executive officers; and
•
each of our principal shareholders who beneficially owns 5% or more of our total outstanding shares.

The calculations in the table below are based on 1,276,735,163 Class A ordinary shares (excluding 819,865,720 Class A ordinary shares, which consisted of shares underlying the ADSs repurchased by our company pursuant to the share repurchase programs, shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and shares held under the trusts for the benefit of certain employees, directors and officers of our company as disclosed in “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans”) and 600,572,880 Class B ordinary shares outstanding as of February 28, 2026.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power**
Directors and Executive Officers*:
Jinfeng Huang(1)	43,098,294	600,572,880	643,671,174	34.3%	90.7%
Donghao Yang	82,678,620	—	82,678,620	4.4%	0.6%
Jing Cheng	6,486,220	—	6,486,220	0.3%	0.0%
Alan Hao Zong	—	—	—	—	—
Bonnie Yi Zhang	686,152	—	686,152	0.0%	0.0%
Jiming Ha	730,425	—	730,425	0.0%	0.0%
All Directors and Executive Officers as a Group	133,679,711	600,572,880	734,252,591	38.9%	91.3%
Principal Shareholders:
Entities affiliated with Jinfeng Huang(1)	43,098,294	600,572,880	643,671,174	34.3%	90.7%
Hillhouse Entities(2)	258,521,262	—	258,521,262	13.8%	1.9%
ZhenFund Entities(3)	222,868,921	—	222,868,921	11.9%	1.7%

Notes:

* Except as indicated otherwise below, the business address of our directors and executive officers is Floor 39, Poly Development Plaza, No. 832 Yue Jiang Zhong Road, Haizhu District, Guangzhou 510335, Guangdong Province, People’s Republic of China.

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

(1)
Represents (i) 38,628,060 Class A ordinary shares and 600,572,880 Class B ordinary shares held by Veritas Vision Holding Limited (formerly known as Slumdunk Holding Limited), a British Virgin Islands business company, and (ii) 4,470,234 Class A ordinary shares held by Yellow Bee Limited, a British Virgin Islands business company. Veritas Vision Holding Limited owns the entire voting shares of Yellow Bee Limited and Mr. Jinfeng Huang is the sole director of Yellow Bee Limited. The business address of Yellow Bee Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The business address of Veritas Vision Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(2)
Represents (i) 97,717,460 Class A ordinary shares in the form of ADSs and (ii) 160,803,802 Class A ordinary shares, in each case held by funds managed by or affiliated with HHLR Advisors, Ltd. and/or Hillhouse Investment Management, Ltd., each a Cayman Islands company. The number of ADSs beneficially owned is based on the information contained in the Form 13F-HR filed by HHLR Advisors, Ltd. with the SEC on February 17, 2026 for the quarter ended December 31, 2025. The number of Class A ordinary shares is based on the Company’s register of members of February 28, 2026. HHLR Advisors, Ltd. and Hillhouse Investment Management, Ltd. are under common control and share certain policies, personnel and resources. The business address of each of HHLR Advisors, Ltd. and Hillhouse Investment Management, Ltd. is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.
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

To our knowledge, as of February 28, 2026, 1,125,426,750 of our Class A ordinary shares were held by three record holders in the United States, among which, one is the depositary of our ADS program that held 1,125,426,748 Class A ordinary shares. As of February 28, 2026, none of our Class B ordinary shares were held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Enforceability of Civil Liabilities

Our business operations are primarily conducted in China, and substantially all of our assets are located in mainland China. Except for Ms. Bonnie Yi Zhang, Mr. Alan Hao Zong, and Mr. Jiming Ha, all of our directors and senior executive officers reside within China and most of them are PRC nationals as of the date of this annual report. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

We purchased inventories and services from companies over which we exercise significant control in the amount of RMB211.0 million, RMB285.5 million and RMB372.0 million (US$53.2 million) in 2023, 2024 and 2025, respectively. As of December 31, 2023, 2024 and 2025, the amount due to a company over which we exercise significant control was RMB9.4 million, RMB28.9 million and RMB21.3 million (US$3.0 million), respectively, which were unsecured and interest free. Our sales of inventories to a company over which we exercise significant control was RMB1.8 million and nil in 2024 and 2025, respectively. As of December 31, 2024 and 2025, the amount due from companies over which we exercise significant control was RMB4.0 million and RMB0.1 million (US$16 thousand). Our sales of inventories to a company controlled by our chief executive officer were RMB20.1 million, RMB10.4 million and nil for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2023, 2024 and 2025, the amount due from a company controlled by our chief executive officer was RMB2.8 million, RMB5.1 million and nil, respectively.

On March 11, 2026, we entered into a Note Purchase Agreement with a purchaser affiliated with Trustar Capital and Mr. Jinfeng Huang, our founder, chairman of the board of directors and chief executive officer. Pursuant to this agreement, the purchaser agreed to subscribe for certain RMB-denominated convertible senior notes in an aggregate principal amount equivalent to approximately US$120 million, to be issued in two equal tranches, together with warrants to purchase our Class A ordinary shares. As of the date of this annual report, the closing of the first tranche of these notes has not occurred. For additional information of this transaction, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If our cash from operations is not sufficient to meet our current or future operating needs and expenditures, our business, financial condition and results of operations may be materially and adversely affected.”

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

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. For example, on September 23, 2022, a putative securities class action lawsuit was filed against us, certain of our directors and officers, our authorized U.S. representative, a shareholder, and the underwriters for our November 2020 initial public offering in the U.S. District Court for the Southern District of New York (captioned Maeshiro v. Yatsen Holding Limited et al., No. 1:22-cv-08165). The plaintiff in this case alleges, in sum and substance, that our registration statement filed in connection with our November 2020 initial public offering and other public disclosures contained false or misleading statements in violation of the U.S. federal securities laws. In December 2023, the defendants filed a motion to dismiss the amended complaint, and briefing on the motion to dismiss was completed in March 2024. On July 22, 2024, the U.S. District Court for the Southern District of New York granted the defendants’ motion to dismiss all claims. On August 30, 2024, the plaintiffs filed a motion for leave to file a second amended complaint. In July 2025, the U.S. District Court for the Southern District of New York denied the plaintiffs’ request for leave to amend and ordered that the case be dismissed with prejudice. Plaintiffs did not appeal, and the case is now over.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service, or IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, or any minimum tax considerations, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were not a PFIC for the taxable year ended December 31, 2025. No assurances can be given with regard to our PFIC status for our current or subsequent taxable years because our PFIC status is a factual determination made annually after the close of each taxable year that will depend, in part, on the composition of our income and assets. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile), fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. As previously disclosed, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024. In addition, it is possible that one or more of our subsidiaries were also PFICs for U.S. federal income tax purposes for such taxable year.

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

As previously disclosed, we believe that we were a PFIC for the taxable year ended December 31, 2024, and as discussed above, no assurances can be given with regard to our PFIC status for our current or subsequent taxable years. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

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

As previously disclosed, we believe that we were a PFIC for the taxable year ended December 31, 2024, and as discussed above, no assurances can be given with regard to our PFIC status for our current or subsequent taxable years. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As previously disclosed, we believe that we were a PFIC for the taxable year ended December 31, 2024, and as discussed above, no assurances can be given with regard to our PFIC status for our current or subsequent taxable years. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or Class A ordinary shares. Under the PFIC rules:

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

F.
Dividends and Paying Agents

Not Applicable.

G.
Statement by Experts

Not Applicable.

H.
Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, (ii) our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2025, we received US$0.5 million after deduction of applicable U.S. taxes from the depositary.

PART II

Item 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

As of December 31, 2025, US$499.3 million of the net proceeds received from our initial public offering were used for share repurchase program, strategic investments and acquisitions, investment in the joint venture with Cosmax, offline experience store network expansion and operation, research and development, as well as for business operations and other general corporate purposes. These are the reasonable estimates for our actual uses of the net proceeds received from our initial public offering. Our management will have significant flexibility and discretion to apply the net proceeds from our initial public offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of the initial public offering differently than as disclosed previously.

Item 15.
CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2024	2025
	(RMB in thousands)
Audit fees(1)	8,000	7,800
Tax fees(2)	1,326	1,612
All other fees(3)	794	607

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 17, 2021, our board of directors approved a share repurchase program, under which we were authorized to repurchase up to US$100.0 million of our ordinary shares (including in the form of ADSs) over the following 24 months through November 16, 2023. On August 26, 2022, our board of directors authorized a change to the term and size of the share repurchase program, increasing the aggregate value of shares that may be repurchased under the share repurchase program from US$100.0 million to US$150.0 million and extending the effective term of the share repurchase program through August 25, 2024. On November 20, 2023, our board of directors further approved and authorized a change to the size and term of the share repurchase program, increasing the aggregate value of shares that may be repurchased under the share repurchase program from US$150.0 million to US$200.0 million and extending the effective term of the share repurchase program through November 19, 2025. On May 16, 2025, our board of directors approved a new share repurchase program, under which we may repurchase up to US$30.0 million of our ordinary shares (including in the form of ADSs) over the following 24 months commencing on May 16, 2025.

As of February 28, 2026, we had repurchased an aggregate of 40.2 million ADSs under this share repurchase program for an aggregate amount of US$202.2 million (inclusive of broker commissions). The table below is a summary of the shares repurchased by us in 2025. All shares were repurchased in the open market pursuant to the share repurchase program announced on November 18, 2021 and amended on August 26, 2022 and November 20, 2023, and the share repurchase program announced on May 16, 2025.

	Total Number of ADSs Purchased	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of the Publicly Announced Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Programs (US$, in millions)
Period
May 1, 2025 - May 31, 2025	22,055	$5.46	22,055	30.0
June 1, 2025 - June 30, 2025	8,073	$5.48	8,073	30.0
November 1, 2025 - November 30, 2025	342,181	$6.25	342,181	27.8

Total	372,309	$6.19

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

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures that are integrated into our overall enterprise risk management system. These procedures aim to identify, assess and manage potential and existing cybersecurity threats. We have implemented a robust three-tier information security management structure, consisting of a data security committee, a data security management team, and a data security execution team, to ensure the Company’s information security and manage cybersecurity risks. Below are our schemes and measures to effectively protect information security of the Company and users and manage risks from potential and existing cybersecurity threats:

•
Information protection process. We have employed both user-end and enterprise-end protection measures to ensure strict management of data of users and employees. To protect consumers’ right to know, we formulated user privacy protection policies on our Weixin mini-program and third-party shopping platforms, clarifying relevant provisions on personal information acquisition for personalized advertising and information sharing. At enterprise end, we set up information extraction procedures with multiple approvals required for employees’ and customers’ information and perform necessary desensitization on the exported data according to management level to reduce the risk of data leakage. Since 2023, we have implemented “Threat Detection Platform” to protect all end users from computer virus, ransomware and phishing email attack. Building on these foundational measures, in 2025, we further fortified our technical defense infrastructure by comprehensively upgrading our internal data loss prevention system. To ensure the seamless implementation and high performance of the system, we established standardized operating procedures and conducted intensive information security awareness training for all employees. By integrating advanced technological interventions with robust management protocols, we have ensured the effective deployment of our data protection mechanisms across complex business scenarios, maintaining a resilient defense for our core data assets.
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

Governance

Our board of directors is responsible for maintaining oversight of the disclosure related to cybersecurity matters in the period reports of the Company. Our chief executive officer, chief financial officer and cybersecurity officer are responsible for discussing any material cybersecurity incidents or threats with specific constituencies before sign-off, ensuring thorough review of information and disclosure. The constituencies involve (i) our disclosure committee, comprising the principal accounting officer or the head of financial reporting, the head of the legal department, the principal investor relations officer, the cybersecurity officer and appropriate business unit heads of the Company, (ii) the board of directors and (iii) other members of senior management and external legal counsel, to the extent appropriate. Our chief executive officer, chief financial officer and cybersecurity officer are also responsible for (i) assessing, identifying and managing material risks from cybersecurity threats to the Company, (ii) monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents (if any) and (iii) maintaining oversight of the disclosure in Form 6-K for material cybersecurity incidents (if any). Our chief executive officer, chief financial officer and cybersecurity officer meet with our board of directors (i) in connection with each quarterly earnings release, update the status of any material cybersecurity incidents or material risks from cybersecurity threats to the Company, if any, and the relevant disclosure issues and (ii) in connection with each annual report, present the disclosure concerning cybersecurity matters in Form 20-F, along with a report highlighting particular disclosure issues, if any, and hold a Q&A session. Our cybersecurity officer is the principal officer in charge of cybersecurity matters of the Company and has over 10 years of experience in the field of software architecture design and development, operations and security in relation to information technology system. His extensive experience will be instrumental in overseeing our cybersecurity risk management program and evaluating related risks to our business.

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

4.5*†	English translation of the executed Third Amended and Restated Proxy Agreement and Powers of Attorney granted to our WFOE by shareholders of the VIE dated December 1, 2025
4.6*†	English translation of the Third Amended and Restated Equity Pledge Agreement among our WFOE, the VIE and shareholders of the VIE dated December 1, 2025
4.7

English translation of the Exclusive Business Cooperation Agreement between our WFOE and the VIE dated July 26, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

4.8*†	English translation of the Third Amended and Restated Exclusive Call Option Agreement among our WFOE, the VIE and shareholders of the VIE dated December 1, 2025
4.9*†	English translation of executed Spousal Consent Letter granted by the spouse of the individual shareholder of the VIE dated December 1, 2025
4.10*†	Convertible Note Purchase Agreement between the Registrant and Polaris Veristas Investment Limited dated March 11, 2026
8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entity of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-249747), initially filed with the Securities and Exchange Commission on October 30, 2020)

Exhibit Number	Description of Document
11.2

Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-39703), filed with the Securities and Exchange Commission on April 22, 2025

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

* Filed with this Annual Report on Form 20-F

** Furnished with this Annual Report on Form 20-F

† Certain information in this exhibit has been redacted in accordance with Item 601(a)(6) and Item 601 (b) (10) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yatsen Holding Limited

By:	/s/ Jinfeng Huang
Name:	Jinfeng Huang
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 29, 2026

YATSEN HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yatsen Holding Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Yatsen Holding Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income (loss), of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Inventories

As of December 31, 2025, the Company’s net balance of inventories was RMB509 million. As described in Notes 2(k) and 6 to the consolidated financial statements, the Company recorded an impairment allowance of RMB38 million as of December 31, 2025 for excessive, slow moving, expired and obsolete inventories, to adjust the carrying value of such inventories to the lower of their cost or estimated net realizable value. The estimate of net realizable value requires management to make significant assumptions relating to the impairment for inventories, including potential product obsolescence, sales strategy, and marketability of inventories.

The principal considerations for our determination that performing procedures relating to impairment of inventories is a critical audit matter are the significant judgment by management to estimate the impairment of inventories, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing audit procedures and in evaluating audit evidence relating to the significant assumptions underlying the impairment assessment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the impairment of inventories. These procedures also included, among others, (i) evaluating the appropriateness of management’s estimation process of the impairment and net realizable value of inventories; (ii) evaluating the reasonableness of the model used by management to estimate the impairment of inventories; (iii) evaluating the reasonableness of the significant judgements and assumptions used by management in estimating the impairment and net realizable value of inventories, including identifications of excessive, slow moving and obsolete inventory items and relevant impairment provision percentage by (a) reviewing historical sales and sale subsequent to the year end for certain inventories to corroborate management’s judgements applied over the identification of excessive, slow moving and obsolete inventory items; and (b) comparing actual inventory write-downs with previously established historical estimates, and (iv) testing key data and key report used in estimating the impairment valuation allowance to arrive at net realizable value of inventories.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 29, 2026

We have served as the Company’s auditor since 2019.

YATSEN HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			(Note2(e))
Assets
Current assets
Cash and cash equivalents	817,395	765,379	109,448
Restricted cash	—	42,117	6,023
Short-term investments	539,130	246,008	35,179
Accounts receivable, net	214,558	220,870	31,584
Inventories, net	386,054	508,730	72,747
Prepayments and other current assets	381,404	450,970	64,488
Amounts due from related parties	9,113	114	16
Total current assets	2,347,654	2,234,188	319,485
Non-current assets
Investments	664,579	653,560	93,458
Property and equipment, net	74,373	77,014	11,013
Goodwill, net	155,029	155,029	22,169
Intangible assets, net	559,708	537,509	76,863
Deferred tax assets	1,381	1,435	205
Right-of-use assets, net	147,501	173,915	24,870
Other non-current assets	20,642	14,332	2,049
Total non-current assets	1,623,213	1,612,794	230,627
Total assets	3,970,867	3,846,982	550,112
Liabilities, redeemable non-controlling interests and shareholders' equity
Current liabilities
Accounts and notes payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB3,481 and RMB2,740 as of December 31, 2024 and 2025, respectively)	72,090	149,371	21,360
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of RMB11,064 and RMB8,317 as of December 31, 2024 and 2025, respectively)	19,574	28,821	4,121
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Group of RMB6,639 and RMB13,690 as of December 31, 2024 and 2025, respectively)	460,143	348,700	49,863
Amounts due to related parties	28,884	21,262	3,040
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Group of RMB929 and RMB929 as of December 31, 2024 and 2025)	20,088	13,690	1,958
Lease liabilities due within one year	39,409	53,435	7,641
Total current liabilities	640,188	615,279	87,983
Non-current liabilities
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB10,628 and RMB19,204 as of December 31, 2024 and 2025, respectively)	103,306	107,906	15,430
Deferred income-non current	14,832	—	—
Lease liabilities	109,526	123,157	17,611
Total non-current liabilities	227,664	231,063	33,041
Total liabilities	867,852	846,342	121,024
Commitments and contingencies

YATSEN HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			(Note2(e))
Redeemable non-controlling interests	50,984	1,337	191
Shareholders’ equity

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2024 and December 31, 2025; 2,096,600,883 Class A shares and 600,572,880 Class B ordinary shares issued as of December 31, 2024 and December 31, 2025; 1,234,627,468 Class A ordinary shares and 600,572,880 Class B ordinary shares outstanding as of December 31, 2024, 1,276,663,163 Class A ordinary shares and 600,572,880 Class B ordinary shares outstanding as of December 31, 2025)

	173	173	25
Treasury shares	(1,276,330)	(1,250,678)	(178,845)
Additional paid-in capital	12,273,767	12,296,367	1,758,357
Statutory reserves	28,147	31,527	4,508
Accumulated deficit	(8,057,297)	(8,141,545)	(1,164,225)
Accumulated other comprehensive income	86,866	74,760	10,693
Total Yatsen Holding Limited shareholders' equity	3,055,326	3,010,604	430,513
Non-controlling interests	(3,295)	(11,301)	(1,616)
Total shareholders' equity	3,052,031	2,999,303	428,897
Total liabilities, redeemable non-controlling interests and shareholders' equity	3,970,867	3,846,982	550,112

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				(Note2(e))
Total net revenues	3,414,774	3,393,414	4,298,124	614,624
Total cost of revenues	(901,455)	(776,236)	(936,780)	(133,958)

Gross profit	2,513,319	2,617,178	3,361,344	480,666
Operating expenses:
Fulfilment expenses	(229,021)	(216,540)	(253,926)	(36,311)
Selling and marketing expenses	(2,230,974)	(2,268,793)	(2,852,288)	(407,872)
General and administrative expenses	(500,942)	(444,373)	(303,628)	(43,418)
Research and development expenses	(111,698)	(109,287)	(137,296)	(19,633)
Impairment of goodwill	(354,039)	(403,076)	—	—
Total operating expenses	(3,426,674)	(3,442,069)	(3,547,138)	(507,234)
Loss from operations	(913,355)	(824,891)	(185,794)	(26,568)
Financial income	89,020	86,136	40,721	5,823
Foreign currency exchange gain (loss)	7,218	(20,399)	13,374	1,912
Income from equity method investments, net	10,122	1,386	5,940	849
Impairment of investments	—	—	(13,453)	(1,924)
Other income, net	53,558	44,461	46,690	6,677
Loss before income tax expenses (benefits)	(753,437)	(713,307)	(92,522)	(13,231)
Income tax benefits	3,210	3,086	108	15
Net loss	(750,227)	(710,221)	(92,414)	(13,216)
Less: Net loss attributable to non-controlling interests and redeemable non-controlling interests	(5,439)	(2,047)	(11,546)	(1,651)
Accretion to redeemable non-controlling interests	2,975	—	—	—
Net loss attributable to the Yatsen Holding Limited's shareholders	(747,763)	(708,174)	(80,868)	(11,565)
Net loss per ordinary share
Net loss per ordinary share-basic	(0.34)	(0.35)	(0.04)	(0.01)
Net loss per ordinary share-diluted	(0.34)	(0.35)	(0.04)	(0.01)
Weighted average number of ordinary shares used in computing net loss per ordinary share
Ordinary shares—basic	2,195,818,231	2,025,072,131	1,862,554,166	1,862,554,166
Ordinary shares—diluted	2,195,818,231	2,025,072,131	1,862,554,166	1,862,554,166

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				(Note2(e))
Net loss	(750,227)	(710,221)	(92,414)	(13,216)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil tax	134,395	26,666	(12,106)	(1,731)
Total comprehensive loss	(615,832)	(683,555)	(104,520)	(14,947)
Less: Comprehensive loss attributable to the non-controlling interests	(5,439)	(2,047)	(11,546)	(1,651)
Comprehensive loss attributable to the Yatsen Holding Limited’s shareholders	(610,393)	(681,508)	(92,974)	(13,296)

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary Shares		Treasury Shares		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non- controlling	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Income (Loss)	interests	Equity (Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	2,697,173,763	173	(460,923,499)	(669,150)	12,038,802	24,177	(6,600,365)	(74,195)	3,160	4,722,602
Net loss	—	—	—	—	—	—	(744,788)	—	(5,439)	(750,227)
Foreign currency translation adjustment	—	—	—	—	—	—	—	134,395	—	134,395
Share-based compensation related to vesting of share options	—	—	—	—	79,407	—	—	—	—	79,407
Share-based compensation related to accelerated vesting of share options	—	—	—	—	(1,905)	—	—	—	—	(1,905)
Repurchase of ordinary shares	—	—	(119,211,860)	(213,054)	—	—	—	—	—	(213,054)
Acquisition of additional equity interests in subsidiaries	—	—	—	—	(549)	—	—	—	549	—
Repurchase of redeemable non-controlling interests	—	—	—	—	186,437	—	—	—	—	186,437
Transactions in relation to redeemable non-controlling interests	—	—	—	—	(30,907)	—	—	—	—	(30,907)
Exercise of options	—	—	37,080,608	17,636	(11,077)	—	—	—	—	6,559
Balance as of December 31, 2023	2,697,173,763	173	(543,054,751)	(864,568)	12,260,208	24,177	(7,345,153)	60,200	(1,730)	4,133,307

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary Shares		Treasury Shares		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non-controlling	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Income (Loss)	interests	Equity (Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	2,697,173,763	173	(543,054,751)	(864,568)	12,260,208	24,177	(7,345,153)	60,200	(1,730)	4,133,307
Net loss	—	—	—	—	—	—	(708,174)	—	(1,565)	(709,739)
Foreign currency translation adjustment	—	—	—	—	—	—	—	26,666	—	26,666
Share-based compensation related to vesting of share options	—	—	—	—	91,174	—	—	—	—	91,174
Repurchase of ordinary shares	—	—	(378,527,896)	(499,876)	—	—	—	—	—	(499,876)
Appropriation to statutory reserves	—	—	—	—	—	3,970	(3,970)	—	—	—
Exercise of options	—	—	59,609,232	88,114	(77,615)	—	—	—	—	10,499
Balance as of December 31, 2024	2,697,173,763	173	(861,973,415)	(1,276,330)	12,273,767	28,147	(8,057,297)	86,866	(3,295)	3,052,031

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary Shares		Treasury Shares		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non-controlling	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Income (Loss)	interests	Equity (Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2024	2,697,173,763	173	(861,973,415)	(1,276,330)	12,273,767	28,147	(8,057,297)	86,866	(3,295)	3,052,031
Net loss	—	—	—	—	—	—	(80,868)	—	(8,349)	(89,217)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(12,106)	—	(12,106)
Share-based compensation related to vesting of share options	—	—	—	—	59,031	—	—	—	—	59,031
Repurchase of ordinary shares	—	—	(7,446,180)	(16,334)	—	—	—	—	—	(16,334)
Repurchase of non-controlling interests and redeemable non-controlling interests	—	—	—	—	390	—	—	—	343	733
Appropriation to statutory reserves	—	—	—	—	—	3,380	(3,380)	—	—	—
Exercise of options	—	—	49,481,875	41,986	(36,821)	—	—	—	—	5,165
Balance as of December 31, 2025	2,697,173,763	173	(819,937,720)	(1,250,678)	12,296,367	31,527	(8,141,545)	74,760	(11,301)	2,999,303

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from operating activities
Net loss	(750,227)	(710,221)	(92,414)	(13,216)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	53,683	37,994	36,872	5,273
Amortization of intangible assets	61,077	112,631	49,251	7,043
Share-based compensation	77,502	91,174	59,031	8,441
Amortization of right-of-use assets	88,645	69,439	59,958	8,574
Recognition of deferred income	(15,733)	(16,061)	(14,667)	(2,097)
Impairment allowance of inventory	(38,246)	(22,798)	(4,522)	(647)
Current expected credit losses	19,887	617	(2,265)	(324)
Deferred income tax (benefits) expenses	(8,655)	(8,644)	1,435	205
Impairment of and (gain) loss on disposal of property and equipment	(1,188)	(1,122)	(732)	(105)
Loss on disposal of intangible assets	381	—	—	—
Impairment of investments	—	—	13,453	1,924
Share of income from equity investments	(10,122)	(1,386)	(5,940)	(849)
Impairment of goodwill	354,039	403,076	—	—
Dividend received from equity method investments	—	—	11,084	1,585
Changes in operating assets and liabilities:
Accounts receivable	(4,472)	(16,324)	(4,047)	(579)
Interest receivables on short-term investments	937	257	—	—
Prepayments and other current assets	(7,270)	(65,260)	(89,081)	(12,737)
Inventories	109,443	(11,165)	(124,792)	(17,845)
Other non-current assets	25,785	6,458	6,310	902
Amounts due from related parties	(27,969)	11,086	8,999	1,287
Amounts due to related parties	(17,811)	19,453	(7,621)	(1,090)
Accounts and notes payable	(14,156)	(33,601)	77,282	11,051
Accrued expenses and other liabilities	65,322	(22,516)	(16,391)	(2,344)
Advances from customers	24,927	(22,005)	9,246	1,322
Income tax payables	(3,880)	2,142	(6,398)	(915)
Lease liabilities	(89,341)	(66,890)	(58,714)	(8,396)
Net cash used in operating activities	(107,442)	(243,666)	(94,663)	(13,537)
Cash flows from investing activities
Purchases of intangible assets	(321)	(4,280)	(1,735)	(248)
Purchases of property and equipment	(43,648)	(52,740)	(42,065)	(6,015)
Proceeds from disposal of property and equipment	1,953	2,099	4,117	589
Purchases of short-term investments	(2,341,533)	(1,316,051)	(601,901)	(86,071)
Sales of short-term investments	2,222,376	2,005,095	888,378	127,036
Investments on equity investments	(121,547)	(42,000)	—	—
Proceeds from disposal of investments	22,233	—	—	—
Net cash (used in) provided by investing activities	(260,487)	592,123	246,794	35,291
Cash flows from financing activities
Proceeds from exercise of vested share options	4,902	11,566	5,490	785
Repurchases of ordinary shares	(212,693)	(405,792)	(111,019)	(15,875)
Repurchase of non-controlling interests and redeemable non-controlling interests	(134,664)	—	(45,916)	(6,566)
Net cash used in financing activities	(342,455)	(394,226)	(151,445)	(21,656)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	14,192	5,028	(10,585)	(1,513)
Net decrease in cash and cash equivalents and restricted cash	(696,192)	(40,741)	(9,899)	(1,415)
Cash and cash equivalents and restricted cash at the beginning of the year	1,554,328	858,136	817,395	116,886
Cash and cash equivalents and restricted cash at the end of the year	858,136	817,395	807,496	115,471
Supplemental disclosures of cash flow information
Income taxes paid	(7,750)	(2,910)	(4,897)	(700)
Supplemental schedule of non-cash investing and financing activities
Purchases of property and equipment	12,687	9,141	9,553	1,366
Purchases of intangible assets	397	828	65	9
Receivables of exercise price of share options	1,633	577	212	30
Payable for repurchases of Ordinary Shares	442	94,701	—	—
Repurchase of redeemable non-controlling interests	22,197	—	—	—
Recognition of redeemable non-controlling interests	50,129	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data or otherwise noted)

1.
Organization and principal activities
(a)
Principal activities

Yatsen Holding Limited (the “Company”) was incorporated in the Cayman Islands on September 6, 2016. The Company, through its consolidated subsidiaries, the variable interest entities (“VIEs”) and VIE’s subsidiaries (collectively referred to as the "Group"), is primarily engaged in selling beauty products and is a consumer-centric, technology-and-data-driven beauty platform in the People's Republic of China ("the PRC"). The Company was listed on the New York Stock Exchange on November 19, 2020.

As of December 31, 2025, details of the Company's significant subsidiaries and VIE were as follows:

	Place of	Date of	Percentage of
	incorporation	incorporation	beneficial ownership	Principal activities
Principal subsidiaries:
Yatsen (HK) Limited	Hong Kong	June 4, 2019	100%	Cosmetics Sales
Guangzhou Yatsen Global Co., Ltd. (“Guangzhou Yatsen”)	PRC	July 29, 2015	100%	Cosmetics Sales
Guangzhou Yatsen Cosmetics Co., Ltd.	PRC	March 24, 2017	100%	Cosmetics Sales
Guangzhou Yixun Cosmetics Co., Ltd.	PRC	October 22, 2020	100%	Cosmetics Sales
Yatsen Investment Limited	Hong Kong	October 18, 2019	100%	Investment
Aoyan Holding Limited	Cayman Islands	January 8, 2020	100%	Cosmetics Sales
Aoyan (HK) Limited	Hong Kong	February 17, 2020	100%	Cosmetics Sales
Aoyan (Shanghai) Cosmetics Trading Co., Ltd.	PRC	June 4, 2019	100%	Cosmetics Sales
Yatsen Global Holding Limited	British Virgin Islands	March 13, 2020	100%	Cosmetics Sales
Yatsen Global Pte. Ltd.	Singapore	March 28, 2020	100%	Cosmetics Sales
Yalenic Global Holding Pte. Ltd.	Singapore	September 5, 2020	90%	Cosmetics Sales
Galenic Cosmetics Laboratory	France	September 24, 2020	90%	Cosmetics Sales
Galenic (Shanghai) Trading Co., Ltd.	PRC	January 18, 2021	90%	Cosmetics Sales
Galenic (Shanghai) E-commerce Co., Ltd.	PRC	January 28, 2021	90%	Cosmetics Sales
Skintech Global Holding Limited	British Virgin Islands	October 2, 2020	100%	Cosmetics Sales
Dskin (HK) Limited	Hong Kong	November 16, 2020	100%	Cosmetics Sales
Guangzhou Duoxin E-commerce Co., Ltd.	PRC	December 24, 2020	100%	Cosmetics Sales
Guangzhou DR.WU Cosmetics Co., Ltd.	PRC	January 5, 2021	100%	Cosmetics Sales
Shanghai DR.WU Cosmetics Co., Ltd.	PRC	April 11, 2023	100%	Cosmetics Sales
Eve Lom Limited	British Virgin Islands	March 2, 2021	100%	Cosmetics Sales
Space Brands Limited	United Kingdom	February 1, 2012	100%	Cosmetics Sales
Space Brands (HK) Limited	Hong Kong	June 19, 2018	100%	Cosmetics Sales
SNK (Shanghai) Limited	PRC	July 31, 2018	100%	Cosmetics Sales

VIE:
Huizhi Weimei (Guangzhou) Trading Co., Ltd. (“HZ VIE”)	PRC	February 22, 2019	100%	Cosmetics Sales

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
Organization and principal activities (Continued)
(b)
VIE Arrangements between the VIEs and the Company's PRC subsidiary (Continued)

The following consolidated financial information of the consolidated VIEs is included in the accompanying consolidated financial statements as of and for the year ended:

	As of December 31,
	2024	2025
	RMB	RMB
Cash and cash equivalents	3,967	10,448
Accounts receivable, net	10,636	5,167
Inventories, net	285	359
Prepayments and other current assets	11,991	15,164
Amounts due from non-VIE subsidiaries	2	24,913
Total current assets	26,881	56,051

Investments	360,102	365,731
Property and equipment, net	48	80
Total non-current assets	360,150	365,811
Total assets	387,031	421,862

Accounts payable	3,481	2,740
Advances from customers	11,064	8,317
Accrued expenses and other liabilities	6,639	13,690
Income tax payables	929	929
Amounts due to non-VIE subsidiaries(2)	306,573	317,843
Total current liabilities	328,686	343,519
Deferred tax liabilities	10,628	19,204
Total non-current liabilities	10,628	19,204
Total liabilities	339,314	362,723

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues	183,737	167,319	175,203
Net income	2,922	37,463	11,422
Net cash provided by operating activities	36,473	8,241	19,033
Net cash (used in) provided by investing activities	(107,721)	(41,976)	248
Net cash provided by (used in) financing activities(1)	74,526	25,500	(12,800)
Net increase (decrease) in cash and cash equivalents	3,278	(8,235)	6,481

(1)
The proceeds from advances from Group companies to the consolidated VIEs in 2023, 2024 and 2025 are in the amount of RMB117,000, RMB45,500 and RMB14,500, respectively and the repayment of advances to Group companies by the consolidated VIEs in 2023, 2024 and 2025 are in the amount of RMB42,000, RMB20,000 and RMB27,300, respectively. All of these transactions have been eliminated in consolidation.
(2)
As at December 31, 2024 and 2025, amounts due to non-VIE subsidiaries included RMB193,500 and RMB180,700 for debt financing from Group companies to the consolidated VIEs not yet returned.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

1.
Organization and principal activities (Continued)
(b)
VIE Arrangements between the VIEs and the Company's PRC subsidiary (Continued)

In accordance with the aforementioned agreements, the Company has the power to direct activities of the VIEs, and can have assets transferred out of VIEs. Therefore, the Company considers that there is no asset in VIEs that can be used only to settle obligations of the VIEs, except for registered capital and non-distributable reserve funds, as of December 31, 2025. As VIEs were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss. There is no VIEs where the Company has variable interest but is not the primary beneficiary. The Group believes that the contractual arrangements among its shareholders and Guangzhou Yatsen comply with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms. The Company’s ability to control the VIEs also depends on the voting rights proxy and the effect of the share pledge under the Equity Pledge Agreement and Guangzhou Yatsen has to vote on all matters requiring shareholder approval in VIEs. As noted above, the Company believes this voting right proxy is legally enforceable but may not be as effective as direct equity ownership.

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

(c)
Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include inventory valuation, useful life of intangible assets, valuation allowance for deferred tax asset, fair value of share options. The management bases the estimates and judgments on historical information and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates.

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

(e)
Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$ 1.00 = RMB 6.9931 on December 31, 2025 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

(f)
Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, and all highly liquid investments with original maturities of three months or less. Cash and cash equivalents are placed with financial institutions with high-credit ratings and quality.

(g)
Restricted cash

Restricted cash primarily represents bank collateral for bank notes and lease. As at December 31, 2024 and 2025, the restricted cash amounted to nil and RMB42,117, respectively.

(h)
Short-term investment

Short-term investment represents time deposits placed with banks with original maturities between three months and one year. Interest earned is recorded as interest income in the consolidated statements of operations during the periods presented.

(i)
Accounts receivable, net

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)
(j)
Expected credit losses

The Group’s accounts receivable, amount due from related parties and other receivables classified as other current assets and other non-current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivable. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

For the years ended December 31, 2023, 2024 and 2025, the Group recorded/(reversed) RMB19,887, RMB617 and RMB(2,265) in expected credit loss expense in general and administrative expenses, respectively. As of December 31, 2024, the expected credit loss provision recorded in current and non-current assets were RMB20,504 and nil, respectively. As of December 31, 2025, the expected credit loss provision recorded in current and non-current assets were RMB18,304 and nil, respectively.

The movements in the allowance for credit losses were as follows:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance as of January 1	—	19,887	20,504
Amounts charged/(reversed) to expenses	19,887	617	(2,265)
Foreign currency translation adjustments	—	—	65
Balance as of December 31	19,887	20,504	18,304

Amounts charged/(reversed) to expenses for the year ended 2023, 2024 and 2025 included RMB6,464, RMB617 and RMB(2,265) provided for accounts receivable, respectively, and RMB13,423, nil and nil provided for amount due from a related party, respectively.

(k)
Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Impairment is recognized for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Group continually estimates the net realizable value based on assumptions, including potential product obsolescence, sales strategy, and marketability of inventories. The estimation may take into consideration historical sales, inventory aging, expiration dates, expected sales, anticipated selling prices, new product development schedules, the effect new products might have on the sale of existing products, and other factors. The impairment is equal to the difference between the cost of inventory and the estimated net realizable value.

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

Category	Estimated useful lives
Machinery	3-10 years
Electronic equipment	1.33-10 years
Office furniture and equipment	3 -10 years
Vehicles	4 years
Leasehold improvements	Shorter of the term of the lease or the estimated useful lives of the assets

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

The estimated useful lives of intangible assets are as follows:

Category	Estimated useful lives
Trademarks	9-20 years
Software	5-10 years
Customer Relationship	3.75 years
Techniques	10 years
Non-compete	5years

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

In accordance with ASC 350, the Group does not amortize goodwill, but tests it for impairment. The Group adopted Accounting Standards Update (“ASU”) No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, and in accordance with the Financial Accounting Standards Board (“FASB”), pursuant to which the Group has the option to choose whether it will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. For reporting units applying a qualitative assessment first, the Group starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value of each reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, but limited to the total amount of goodwill allocated to that reporting unit.

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

In May 2023, the Group entered into agreements with a non-controlling shareholder and an investor (the “Investor”) respectively. According to the agreements, the Group assigned the Investor to purchase all 10% equity interests held by non-controlling shareholder at a consideration of RMB22,197. The transaction was completed in July 2023. According to the agreement with the Investor, the equity interest purchased and held by the Investor was classified as redeemable non-controlling interests and was initially recognized at RMB50,129. In August 2025, the Group purchased 10% equity interest from the Investor at a consideration of RMB45,749. Accordingly, relevant redeemable non-controlling interest was derecognized. The difference between the consideration paid and carrying amount of redeemable non-controlling interest derecognized was recognized in additional paid-in capital.

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

The Group’s revenues are primarily derived from (i) sales of the Group’s products to third party platform distributor customers and wholesale customers who then sell to end customers and (ii) sales of the Group’s products to end customers directly through the Group’s online stores run on third party e-commerce platforms and through offline stores operated by the Group. Refer to Note 15 to the consolidated financial statements for disaggregation of the Group's revenues for the years ended December 31, 2023, 2024 and 2025.

The Group enters into two types of agreements with third party e-commerce platforms:

1)
Distribution Agreements

Under the distribution agreements, the platform distributor customers purchase products from the Group and sell to end customers under the platform distributor customer’s name. According to the agreements, the platform distributor customers take control of the products and are entitled to rights of return and price protection. After taking control of the products, the platform distributor customer is responsible for selling and fulfilling all obligations in its sales contracts with end customers, including delivering the products and providing customer support. Under the distribution agreement, the Group has a sale contract with the platform distributor customer and has no sales contract with the end customers. Based on these indicators, the Group determines the e-commerce platform distributors (as opposed to the end customers) as its customers according to ASC 606-10-55-39.

2)
Platform Service Agreements

Under the platform service agreements, the Group sets up online stores on the platforms to sell the Group’s product to end customers. The platforms provide services to support the operations of the online store including processing sales orders and collecting from end customers. The platforms charge the Group service fees based on the Group’s sales through the online stores. The Group enters sale contracts directly with the end customers. The platforms do not take control of the goods and do not include sales contracts with end customers. The Group is responsible for selling and fulfilling all obligations according to its sales contracts with end customers, including delivering products and providing customer support. Accordingly, the Group determines the end customers (as opposed to the platforms) as its customers according to ASC 606-10-55-39. The sales contracts with end customers normally include a customer’s right to return products within 7 days after receipt of goods.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)
(t)
Revenue recognition (Continued)

Sales incentives

The Group grants points to customers when they purchase goods from its online platforms and offline stores. The points can be used to offset against payments or exchanged for goods when customers make their future purchases. The Group considers the points as a separate performance obligation and allocates the transaction price proportionally between the product sold and the points granted on a relative standalone selling price basis in consideration of the likelihood of future redemption based on historical experience and the equivalent value per point when they are redeemed. The deferred income recorded for the point is considered as a contract liability. As of December 31, 2024 and 2025, the Group recorded contract liability related to the points of RMB3,905 and RMB11,177, respectively.

Contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as at December 31, 2024 and 2025.

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

As of December 31, 2024 and 2025, advances from customers were RMB19,574 and RMB28,821, respectively. All contract liability balances at the beginning of the years were recognized as revenue in the following year due to generally short-term duration of contracts.

During the years ended December 31, 2023, 2024 and 2025, the Group did not have any revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

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

(w)
Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) advertising and marketing promotion expenses (ii) platform and other commissions (iii) personnel costs for sales and marketing staff (iv) rental, depreciation expenses, personnel and other costs for offline experience stores and (v) share-based compensation expenses. For the years ended December 31 2023, 2024 and 2025 advertising and marketing promotion expenses totaled to RMB1,259,999, RMB1,369,364 and RMB1,829,521 respectively.

(x)
Research and development expenses

Research and development expenses primarily consist of personnel costs for research and development staff and product development, general expenses and depreciation expenses associated with research and development activities.

(y)
General and administrative expenses

General and administrative expenses consist of personnel costs including share-based compensation expenses and other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human relations, costs associated with facilities and equipment use by these functions, such as depreciation expenses, rental and other general corporate related expenses.

(z)
Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue and pay the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees, and the Group’s obligations are limited to the amounts contributed with no legal obligation beyond the contributions made. Employee social security and welfare benefits, as part of the personnel costs, included as expenses in the accompanying consolidated statement of operations amounted to RMB66,743, RMB65,286 and RMB70,941 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also applies to the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group's uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its consolidated statement of operations. There were no interest and penalties associated with uncertain tax positions for the years ended December 31, 2023, 2024 and 2025. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ad) Statutory reserves

In accordance with the PRC Company Laws, the subsidiaries and consolidated VIEs of the Company incorporated in the PRC must make appropriations from annual after-tax profits as determined under the generally accepted accounting principles in the PRC ("PRC GAAP") to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the Company.

The uses of the statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing of the registered capital of the respective company. None of these reserves is allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can the reserves be distributed except under liquidation.

For the years ended December 31, 2023, 2024 and 2025, the profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was nil, RMB3,970 and RMB3,380, respectively. No appropriation to other reserve funds was made for any of the periods presented.

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

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ah) Recent accounting pronouncements

1) Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Group adopted the new standard beginning January 1, 2025 on a prospective basis.

2) Recent accounting pronouncements issued not yet adopted

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

On July 30, the FASB issued ASU 2025-05, which relates to estimating credit losses under CECL for current accounts receivable and current contract assets arising from revenue transactions accounted for under ASC 606. For all entities, the ASU provides a practical expedient to assume that current conditions as of the balance sheet date will persist through the reasonable and supportable forecast period for eligible assets. Entities will still be required to adjust historical data used in the estimation to reflect current conditions. In addition, entities other than public business entities can also make an accounting policy election to consider subsequent collections of balances received after the balance sheet date through a date selected by the entity. The new guidance will be effective for interim and annual periods beginning after December 15, 2025 and is to be adopted on a prospective basis. Early adoption is permitted. The Group is currently evaluating the ASU to determine its impact on consolidated financial statements.

On December 4, 2025, the FASB issued ASU 2025-10, Accounting for Government Grants Received by Business Entities, to establish guidance on the recognition, measurement, and presentation of government grants received by business entities. Under ASU 2025-10, the recognition, measurement, and presentation of a government grant depends on whether the grant is related to an asset or to income. Regardless of whether a government grant is related to an asset or to income, an entity will not be able to recognize the grant until it is probable that both of the following criteria will be met: (a) the entity will comply with the conditions attached to the government grant; and (b) the government grant will be received. The new guidance is effective for public business entities in annual periods beginning after December 15, 2028 (including interim periods within) and one year later for all other entities, with early adoption permitted. The guidance can be applied on a modified prospective basis, a modified retrospective basis, or a full retrospective basis. The Group is currently evaluating the ASU to determine its impact on consolidated financial statements.

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

(b)
Credit risk

The Group’s credit risk arises from cash and cash equivalents, restricted cash, short-term investments, other receivables classified as other current assets and other non-current assets, amount due from related parties and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

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

Accounts receivable are typically unsecured and are derived from revenue earned through third party customers. Amount due from related parties and other receivables classified as other current assets and other non-current assets are typically unsecured. In evaluating the collectability of the accounts receivable and amounts due from related parties, the Group considers many factors, including the customers’ and related parties’ repayment history and their credit-worthiness. The Group maintains reserves for estimated credit losses and these losses have generally been within its expectations. The risk with respect to accounts and other receivables and amount due from related parties is mitigated by credit evaluations the Group performs on its customers or suppliers and its ongoing monitoring processes of outstanding balances.

(c)
Concentration of customers and suppliers

There were no customers which individually represented greater than 10% of the total net revenue for the years ended December 31, 2023, 2024 and 2025. There were accounts receivable due from one platform distributor customer which individually represented greater than 10% and totally contributed to 21%, 21% and 21% of the Group’s total accounts receivable as of December 31, 2023, 2024 and 2025, respectively.

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

There were purchases from two suppliers which individually represented greater than 10% and totally contributed to 68% of the total purchases amount for the year ended December 31, 2025 and the corresponding accounts payable due to these two suppliers individually represented greater than 12% and totally contributed to 31% of the Group's total accounts payable and amounts due to related parties as of December 31, 2025.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

4.
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, and all highly liquid investments with original maturities of three months or less. Cash and cash equivalents and restricted cash balances as of December 31, 2024 and 2025 primarily consist of the following currencies:

	As of December 31,
	2024		2025
	Amount	RMB	Amount	RMB
Cash and cash equivalents
RMB	280,888	280,888	195,377	195,377
US$	69,535	499,843	77,264	543,070
GBP	1,220	11,071	765	7,213
EUR	1,743	13,120	539	4,437
HKD	2,076	1,922	235	213
JPY	160,069	7,400	267,972	12,005
SGD	592	3,151	561	3,064
Total cash and cash equivalents		817,395		765,379
Restricted cash
RMB	—	—	37,176	37,176
EUR	—	—	600	4,941
Total cash, cash equivalents and restricted cash		817,395		807,496

5.
ACCOUNTS RECEIVABLE

Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivable	221,639	239,174
Allowance for credit losses (Note2(j))	(7,081)	(18,304)
Accounts receivable, net	214,558	220,870

6.
INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Raw materials and packing materials	32,218	72,879
Products	396,810	473,534
Less: impairment allowance	(42,974)	(37,683)
Inventories	386,054	508,730

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

7.
PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Prepayments of promotion fees (a)	159,235	178,562
VAT recoverable (b)	103,215	143,026
Deposits, prepaid rental and property management fees	44,890	49,937
Prepayments for products procurement (c)	13,593	14,529
Loans to employees	18,600	17,390
Others	41,871	47,526
	381,404	450,970

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

8.
INVESTMENTS

The following sets forth the Group's investments:

	As of December 31,
	2024	2025
	RMB	RMB
Equity method investments (a)	576,852	581,082
Equity investments without readily determinable fair values (b)	75,656	72,478
Available-for-sale debt investments (c)	13,604	13,302
Total	666,112	666,862
Less: impairment on investments (d)	(1,533)	(13,302)
Investment, net	664,579	653,560

(a)
As at December 31, 2025 and 2024 the balances represented the Group’s investments made in five private entities.
(b)
As at December 31, 2025 and 2024, the balances represented the Group’s investments made in two and three private entities.
(c)
As at December 31, 2025 and 2024, the balances represented the Group’s investments made in two private entities.
(d)
During the years ended December 31, 2023, 2024 and 2025, impairment losses on available-for-sale debt investments of nil, nil and RMB13,453, respectively, were recorded in impairment of investments in the consolidated income statements.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

8.
INVESTMENTS (Continued)

For the years ended December 31, 2024 and 2025, equity method investments held by the Group in aggregate have met the significance criteria as defined under Rule 4-08 (g) of Regulation S-X. Set out below is the summary of combined financial information for all the equity method investments of the Group:

	As of December 31,
	2024	2025
	RMB	RMB
Statements of Balance Sheet
Current assets	496,285	520,028
Non-current assets	2,700,315	3,074,505
Current liabilities	129,274	158,936
Non-current liabilities	162,848	131,826

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Statements of Operation
Total revenues	386,856	619,533	597,206
Costs and expenses applicable to net sales or gross revenues	(213,386)	(431,997)	(457,344)
Income from operations	173,469	187,536	139,862
Net income	173,462	187,535	139,961

9.
PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Leasehold improvements	114,319	93,898
Electronic equipment	42,363	47,463
Machinery	18,225	7,610
Office furniture and equipment	15,499	15,373
Vehicles	3,927	3,969
Construction in progress	12	12,253
Total	194,345	180,566
Less: accumulated depreciation	(119,972)	(103,552)
Property and equipment, net	74,373	77,014

The Group recorded depreciation expense of RMB53,683, RMB37,994 and RMB36,872 for the years ended December 31, 2023, 2024 and 2025 respectively.

No impairment was recorded for the years ended December 31, 2023, 2024 and 2025.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

10.
GOODWILL

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2023, 2024 and 2025 are as follows:

	Color Cosmetics Brands	Skincare Brands	Total
	RMB
Balance as of December 31, 2023	25,862	530,705	556,567
Foreign currency translation adjustments	—	1,538	1,538
Impairment provided(i)	(5,266)	(397,810)	(403,076)
Balance as of December 31, 2024 and 2025	20,596	134,433	155,029

(i)
The Group tested goodwill for impairment at reporting unit level. Management performed impairment testing using the quantitative impairment method and recorded goodwill impairment loss of RMB354.0 million and RMB397.8 million of Eve Lom reporting unit for the year ended December 31, 2023 and 2024.
(ii)
As at December 31,2024 and 2025, the goodwill associated with the DR.WU reporting unit was RMB134,433.

Key assumptions used in quantitative impairment test

The quantitative and qualitative impairment tests were performed for the years ended December 31, 2023 and 2024. No goodwill at reporting units that are at risk of failing the quantitative impairment tests as of December 31, 2025 based on qualitative impairment tests. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. The Group used a discounted cash flow model (“DCF model”) to estimate the fair value of the reporting units, as management believes forecasted operating cash flows were the best indicator of fair value. A number of significant assumptions were involved in the preparation of the DCF models including revenue growth rates, gross profit ratios, the discount rate and terminal value. The financial projection covering a ten-year period of each reporting unit adopted in DCF models for impairment test purpose is based on the financial budgets approved by the management of the Group, which considering the historical performance and its expectation for future market development. Cash flows beyond the ten-year period are extrapolated using a long-term growth rate. Post-tax discount rates reflect market assessment of the weighted average cost of capital in the industry the Group operates and the specific risks relating to the Group.

Impairment of goodwill recognized for the years ended December 31, 2023, 2024 and 2025 were RMB354.0 million, RMB403.1 million and nil, respectively. As of December 31, 2023, 2024 and 2025, the original gross amounts of goodwill were RMB910.6 million, RMB913.5 and RMB943.1 million, respectively, and accumulated impairment losses were RMB354.0, RMB758.5 and RMB788.1 million, respectively.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

11.
INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Cost:
Trademark	652,911	679,384
Software	45,223	45,942
Customer relationship	95,303	99,063
Technique	45,383	52,263
Non-compete	6,900	6,900
Total cost	845,720	883,552
Less: accumulated amortization (i)	(286,012)	(346,043)
Intangible assets, net	559,708	537,509
(i)
In 2024, considering the change of sales strategy with certain UK-based distributor involving in Eve Lom business, the Group determined to shorten remaining useful life of related Customer Relationship from 6.25 years to 3.75 years. Additional amortization costs of Customer Relationship due to such change recognized for the year ended December 31, 2024 were RMB46,072.

Amortization costs recognized for the years ended December 31, 2023, 2024 and 2025 were RMB61,077, RMB112,631 and RMB49,251 respectively.

No impairment was recorded for the years ended December 31, 2023, 2024 and 2025.

As of December 31, 2025, estimated amortization expenses for future periods are expected to be as follows:

Year ended December 31,
RMB

2026	48,312
2027	46,826
2028	46,702
2029	46,577
2030 and thereafter	349,092
Total expected amortization expense	537,509

12.
OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Long-term rental deposits	9,413	6,441
Prepaid service fees	7,903	6,891
Loans to employees	2,800	—
Others	526	1,000
	20,642	14,332

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

13.
ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Accrued payroll related expenses	94,553	100,844
Accrued advertising and marketing expenses	143,313	95,011
Accrued storage and transportation fees	27,879	23,512
Accrued leasehold improvement costs	9,141	9,617
Other taxes payable	24,115	47,383
Payable related to repurchase of ordinary shares	94,701	—
Others	66,441	72,333
	460,143	348,700

14.
LEASES

The Group has operating leases for warehouses, stores, office spaces, and delivery centers that the Group utilizes under lease arrangements.

A summary of supplemental information related to operating leases is as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Operating lease ROU assets	147,501	173,915
Operating lease liabilities-non-current	109,526	123,157
Operating lease liabilities-current	39,409	53,435
Total operating lease liabilities	148,935	176,592
Weighted average remaining lease term	4.00 years	3.58 years
Weighted average discount rate	3.65%	3.42%

A summary of lease cost recognized in the Group’s consolidated statements of operations and supplemental cashflow information related to operating leases is as follows:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease cost	87,251	71,888	59,958
Short-term lease cost	2,080	1,898	2,826
Variable cost	1,117	358	1,602
Cash paid for operating leases	96,296	74,550	58,731
Right-of-use assets obtained in exchange for operating lease liabilities	36,263	150,747	90,321

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

14.
LEASES (Continued)

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2025 is as follows:

As of December 31,
2025
RMB
2026	61,282
2027	48,228
2028	37,814
2029	31,458
2030	10,147
2031 and thereafter	703
Total lease payment	189,632
Less: interest	(13,040)
Present value of operating lease liability	176,592

15.
REVENUES

The Group’s revenue by channel for the respective periods are detailed as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Sales of product by channel
—Sales to end customers	2,890,229	2,812,370	3,646,257
—Sales to distributor customers	514,781	572,541	641,332
—Others	9,764	8,503	10,535
Total revenues	3,414,774	3,393,414	4,298,124

Please refer to Note 25 for the disclosure of the Group's revenues by product categories for the years ended December 31, 2023, 2024 and 2025.

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

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiaries of the Group and the consolidated VIEs in the PRC are subject to a uniform income tax rate of 25% for years presented. According to relevant policies promulgated by the State Administration of Taxation of the PRC and effective from 2023 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 100% (previously 75%) of qualified research and development expenses incurred in determining its tax assessable profits for that year (“Super Deduction”). The additional deduction of 100% of qualified R&D expenses is claimed during the annual EIT filing under a self-assessment mechanism, subject to subsequent tax examinations by the relevant tax authorities.

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

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2024 and 2025 were approximately RMB106,411 and RMB135,301, respectively. The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in PRC. Therefore, no withholding income tax for undistributed earnings of its subsidiaries were provided as at December 31, 2024 and 2025 respectively.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

16.
INCOME TAX EXPENSES (Continued)

Composition of loss before income tax expenses and income tax expenses

The current and deferred components of income taxes appearing within the consolidated statements of operations for the year ended 2023 and 2024 are as follows:

	Year ended December 31,
	2023	2024
	RMB	RMB
Loss before income tax expenses (benefits)	(753,437)	(713,307)

Current tax expenses	5,445	5,558
Deferred tax benefits	(8,655)	(8,644)
Total income tax expenses (benefits)	(3,210)	(3,086)

The components of loss before income tax expenses (benefits) and current and deferred components of income tax expenses (benefits) pursuant to the disclosure requirements of ASU 2023-09 for the year ended 2025 are as follows:

Year ended December 31,
2025
RMB
Loss before income tax expenses (benefits)
Domestic - PRC	(63,667)
Other jurisdictions	(28,855)
Total	(92,522)

Income tax expenses (benefits)
Current tax expenses (benefits)
Domestic - PRC	972
Other jurisdictions	(2,515)
Total current tax expenses (benefits)	(1,543)
Deferred tax expenses (benefits)
Domestic - PRC	1,435
Other jurisdictions	—
Total deferred tax expenses (benefits)	1,435
Total income tax expenses (benefits)
Domestic - PRC	2,407
Other jurisdictions	(2,515)
Total income tax expenses (benefits)	(108)

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

The income tax expenses for each of the years ended December 31, 2023 and 2024 differs from the amount computed by applying the PRC statutory income tax rate of 25% to income before income tax expense due to the following:

	Year ended December 31,
	2023	2024
PRC statutory income tax rate (i)	25%	25%
Permanent differences	(15)%	(18)%
Tax effect of different tax rate of different jurisdictions	0%	2%
Tax effect of Super Deduction and others	0%	0%
Changes in valuation allowance	(10)%	(9)%
Effective tax rates	0%	0%

Below is a tabular rate reconciliation pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025:

	Year ended December 31,
	2025
	RMB	%
Loss before income tax expenses	(92,522)
PRC statutory income tax rate (i)	(23,131)	25%
Tax credits
Effect of preferential tax rates	1,887	(2)%
Others	(978)	1%
Nontaxable and nondeductible items
Share-based compensation	14,758	(16)%
Other nontaxable and nondeductible items	(704)	1%
Changes in valuation allowances	1,640	(2)%
Other reconciling items	1,721	(2)%
Other jurisdictions tax effects
France
Statutory tax rate difference	(8,921)	9%
Changes in valuation allowances	24,148	(26)%
Others	165	(0)%
Cayman Island
Statutory tax rate difference	(10,057)	11%
Hong Kong
Statutory tax rate difference	1,886	(2)%
Others	1,197	(1)%
Singapore
Statutory tax rate difference	(1,658)	2%
Nontaxable capital transactions	(4,284)	5%
Others	761	(1)%
United States
Changes in valuation allowances	3,247	(4)%
Others	637	(1)%
Japan
Changes in valuation allowances	(1,647)	2%
Others	383	(0)%
Other jurisdictions	(1,158)	1%
Total income tax expenses (benefits)	(108)	0%

(i) The PRC statutory income tax rate is used because the majority of the Group’s operations are based in the PRC.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

Deferred tax assets

The significant components of the Group's deferred tax assets were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Net operating loss carry forwards	708,089	656,267
Inventory valuation allowance	10,860	9,360
Accrued expenses and others	29,044	82,797
Total deferred tax assets	747,993	748,424
Less: valuation allowance	(746,612)	(746,989)
Deferred tax assets, net	1,381	1,435

Movement of valuation allowance

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	632,378	706,751	746,612
Additions	74,373	39,861	377
Balance at end of the year	706,751	746,612	746,989

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

16.
INCOME TAX EXPENSES (Continued)

The valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowances as of December 31, 2024 and 2025 were mainly provided for net operating loss carry forward. As of December 31, 2025, the Group had net operating loss carryforwards of approximately RMB1,798,978 which mainly arose from the Group's certain subsidiaries and VIEs established in the PRC, which can be carried forward to offset future taxable income and will expire during the period from 2026 to 2035. Because such deferred tax assets are not more likely than not to be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Deferred tax liabilities

The Group's deferred tax liability was as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Related to acquired intangible assets	92,678	88,702
Equity method investees	10,628	19,204
Total deferred tax liabilities	103,306	107,906

Income Tax Payments

Disclosed below is a summary of income taxes paid by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025:

Year ended December 31,
2025
RMB
Domestic - PRC	2,972
Other jurisdictions
United Kingdom	1,592
Japan	355
Other	(22)
Total	4,897

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31 , 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

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

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

During the year ended December 31, 2025, 49,481,875 share options were exercised. The Company also repurchased an aggregate of 372,309 ADSs, representing 7,446,180 Class A ordinary shares at an average price of RMB43.8723 per ADS or RMB2.1936 per Class A ordinary share, for aggregate consideration of RMB16,334.

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

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data or otherwise noted)

18.
SHARE-BASED COMPENSATION

Share-based compensation expenses recognized during the years presented are as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Share-based compensation expenses
- Related to accelerated vesting of share options (a)	(1,905)	—	—
- Related to modification of exercise price of share options on modification day (b)	—	—	11,490
- Related to vesting of share options (c)	79,407	91,174	47,541
Total	77,502	91,174	59,031

(a) Accelerated vesting of share options

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

(b) Related to modification of exercise price of share options on modification

For the year ended December 31, 2025, exercise prices for certain share options held by one of the ex-senior management has been waived. Such modification of exercise price led to recognition of additional share-based compensation expenses, of which RMB11,490 was charged to the Group's consolidated statements of operations on the modification day for vested options.

(c) Vesting of share options

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

As of December 31, 2025, options to purchase an aggregate amount of 216,427,246 Class A ordinary shares under the 2018 Share Option Plan had been granted, excluding awards that were forfeited or canceled after the relevant grant dates.

The Group’s board of directors have approved and authorized the adoption of the 2022 Share Incentive Plan, effective on January 1, 2023. The 2022 Share Incentive Plan will expire on the tenth anniversary of its effective date. Under the 2022 Share Incentive Plan, the maximum aggregate number of ordinary shares of our company available for issuance is 1.5% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of December 31, 2023, plus an annual increase by (i) (A) 1.5% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each of the first two fiscal years of our company beginning January 1, 2024, and (B) 1.0% of the total number of issued and outstanding shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each subsequent fiscal year of our company during the term of the 2022 Share Incentive Plan, or (ii) such fewer number of shares as may be determined our board of directors.

As of December 31, 2025, options to purchase an aggregate amount of 10,798,054 Class A ordinary shares under the 2022 Share Incentive Plan had been granted, excluding awards that were forfeited or canceled after the relevant grant dates.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

18.
SHARE-BASED COMPENSATION (Continued)

(c) Vesting of share options (Continued)

(i) Options

Grant of options

During the year ended December 31, 2023, 2024 and 2025, the Company granted 110,582,949 share options, 9,549,320 share options and 11,680,440 respectively, to its management and other key employees.

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

Movements in the number of share options granted and their related weighted average exercise prices are as follows:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$’000)
As of January 1, 2023	287,099,713	0.0448	11.99	91,942
Granted	110,582,949	0.0250
Forfeited	(36,543,665)	0.0254
Exercised	(37,080,608)	0.0248
As of December 31, 2023	324,058,389	0.0407	11.11	53,820
Granted	9,549,320	0.0250
Forfeited	(35,826,066)	0.0252
Exercised	(59,609,232)	0.0252
As of December 31, 2024	238,172,411	0.0527	11.45	34,839
Granted	11,680,440	0.0250
Forfeited	(13,663,347)	0.0250
Exercised	(49,481,875)	0.0146
As of December 31, 2025	186,707,629	0.0468	11.06	51,225

Exercisable as of December 31, 2025	122,866,944			33,710

The Company has used binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions are set as below:

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

18.
SHARE-BASED COMPENSATION (Continued)

(c) Vesting of share options (Continued)

	Year ended December 31,
	2023	2024	2025
	US$	US$	US$
Weighted average fair value per option granted	0.2839	0.1450	0.2063
Weighted average exercise price	0.0250	0.0250	0.0250
Risk-free interest rate (1)	3.49%-4.75%	4.01%-4.43%	4.38%-4.89%
Expected term (in year) (2)	14	14	14
Expected volatility (3)	65.49%-68.03%	32.52%-32.54%	33.63%-34.02%
Dividend yield (4)	0%	0%	0%

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

For the years ended December 31, 2023, 2024 and 2025, RMB79,407, RMB91,174 and RMB47,541 share-based compensation expenses were recognized for share options.

As of December 31, 2025, there were RMB43,174 of unrecognized compensation expenses related to stock options for which the service conditions will be met over a weighted average period of 2.18 years.

(d) Share-based compensation expenses

For the years ended December 31, 2023, 2024 and 2025, share-based compensation expenses have been included in the following accounts in the consolidated statement of operations:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Fulfilment expenses	2,055	387	213
Selling and marketing expenses	23,518	(42)	4,959
General and administrative expenses	46,902	89,941	48,646
Research and development expenses	5,027	888	5,213

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

19.
NET LOSS PER SHARE

Basic and diluted net loss per share for the years ended December 31, 2023, 2024 and 2025 are calculated as follow:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net loss attributable to the Yatsen Holding Limited’s shareholders	(747,763)	(708,174)	(80,868)

Denominator:
Denominator for basic and diluted calculation—weighted average number of ordinary shares outstanding	2,195,818,231	2,025,072,131	1,862,554,166
Net loss per ordinary share
—Basic	(0.34)	(0.35)	(0.04)
—Diluted	(0.34)	(0.35)	(0.04)

For the years ended December 31, 2023, 2024 and 2025, the following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the years prescribed.

	Year ended December 31,
	2023	2024	2025
Shares issuable upon exercise of share options	335,091,531	277,244,735	209,526,581

20.
RELATED PARTY TRANSACTIONS

Material transactions and balances amount with related parties were as follows:

Transactions with related parties

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Purchases of inventories and services from an affiliated company	211,027	285,539	372,021
Sales of inventories to an affiliated company	—	1,762	—
Sales of inventories to a company controlled by the Chief Executive Officer of the Group	20,113	10,418	—

Affiliated company is a company over which the Group has significant influence.

Balance amounts with related parties

	As of December 31,
	2024	2025
	RMB	RMB
Amounts due from a company controlled by the Chief Executive Officer of the Group, net	5,113	—
Amounts due from affiliated companies	4,000	114
	9,113	114
Amounts due to an affiliated company	28,884	21,262

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

Recurring

The Group measures the available-for-sale debt investments at fair value on a recurring basis. As of December 31, 2024 and 2025, the balances of the available-for-sale debt investments were RMB13,604 and nil, respectively. Such debt investments are classified within Level 3 of the fair value hierarchy, as there is little or no observable market data to determine the respective fair values. Under these circumstances, the Group has adopted certain valuation techniques using unobservable inputs to measure their respective fair values.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Non-Recurring

As of December 31, 2024 and 2025, the Group had no financial assets or financial liabilities that are measured at fair value on a non-recurring basis.

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

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

22.
COMMITMENTS AND CONTINGENCIES
(a)
Capital commitment

As at December 31, 2025, the Group had capital commitments of nil related to capital expenditures.

(b)
Operating lease commitment

As at December 31, 2025, the Group's outstanding commitment of operating lease contracted but not yet reflected in the consolidated financial statements amounted to RMB434.

(c)
Products and services purchase commitment

As at December 31, 2025, the Group's products and services purchase commitment amounted to RMB227,509.

(d)
Legal proceedings

On September 23, 2022, the Group, certain of its current and former directors and officers were named as defendants in a class action filed in federal court, which was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Group's public disclosure documents. The Count has appointed Lead Plaintiff and the Co-lead Plaintiff filed the amended complaint to the Count in 2023. The Group has filed a Motion to Dismiss to the court in December 2023 and briefing on the motion to dismiss was completed in March 2024. In July 2024, the Court granted the Company motion to dismiss all claims. The plaintiffs filed a motion for leave to file a second amended complaint in August 2024. The Company filed an opposition to the motion in September 2024. On July 31, 2025, the Court denied plaintiffs’ request and this case was dismissed with prejudice. As the plaintiffs did not appeal within a month, the case has been closed.

In addition to the above, from time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of its business. As of December 31, 2024 and, 2025, the Group was not involved in any legal or administrative proceedings that the Group believes may have a material adverse impact on the Group's business, balance sheets or results of operations and cash flows.

(e)
Financial guarantees

As at December 31, 2025, the Group provided guarantees up to a limit of approximately RMB98.0 million in respect of bank loans borrowed by an affiliated company over which the Group has significant influence, among which guarantees of approximately RMB97.6 million were utilized.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

23.
SUBSEQUENT EVENTS

On March 11, 2026, the Company entered into a definitive agreement with an investment vehicle affiliated with Trustar Capital and Mr. Jinfeng Huang, the Company’s founder, Chairman of the Board of Directors and Chief Executive Officer for the private placement of RMB-denominated convertible senior notes with an aggregate principal amount of approximately US$120 million, to be issued in two equal tranches (the “First Note” and the “Second Note”; together, the “Notes”), together with warrants to purchase Class A ordinary shares of the Company (the “Warrants”).

The Notes bear interest at 1.5% per annum, payable semi-annually. The First Note has an initial maturity of 364 days from issuance, which will automatically extend to five years upon the Company’s receipt of a foreign debt registration certificate from the National Development and Reform Commission of the People's Republic of China (the “NDRC Certificate”). The Second Note, if issued following the satisfaction of the applicable closing conditions (including receipt of the NDRC Certificate), will mature on the fifth anniversary of the issue date of the First Note. Following an initial period of 364 days from the issue date, the Notes may be converted into the Company's Class A ordinary shares or American depositary shares, each representing twenty Class A ordinary shares, subject to the terms of the Notes at a conversion price of $4.63.

At each closing, the Company will also issue the Warrants entitling the Warrant holder to acquire, on a cashless basis, a number of Class A ordinary shares equal in the aggregate to one-tenth of the Class A ordinary shares issued upon conversion of the corresponding Note, at an exercise price of US$0.50 per Class A ordinary share (equivalent to US$10.00 per ADS).

Holders of the Notes have the right to require the Company to repurchase all or part of the Notes for cash on the third anniversary of the issue date of the First Note at a repurchase price reflecting a 4% internal rate of return (with any interests already paid deducted from the amount payable).

Following the Company’s announcement of the transaction, a significant shareholder of the Company objected to, and concerns regarding, the consummation of the transaction as contemplated under the Note Purchase Agreement, and sought to participate in the transaction. The Company have been engaging in communications with the purchaser and such shareholder in an effort to resolve this matter, including the potential participation of such shareholder in the transaction through an investment in the purchaser. Such discussions remain ongoing. As a result of this development, the closing of the first tranche of the notes and warrants contemplated by the Note Purchase Agreement has not yet occurred as of the date of this annual report.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

24.
RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payment of dividends by the Group's entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group's entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory surplus reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group's entities and the VIEs subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB721,539 as of December 31, 2025. There is no significant difference between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Group's subsidiaries and the VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2025 and it was not applicable for the Company to disclose the condensed financial information of the parent company.

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

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

25.
SEGMENT INFORMATION

Reportable operating segments include components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Group's CODM has been identified as the Chief Executive Officer. The Group currently reports the results of operations in three segments on a product category basis, namely Color Cosmetics Brands, Skincare Brands and others. The CODM measures the performance of each segment based on metrics of net revenues and segment income (loss) from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. Cost of revenues, advertising, marketing and commission expenses, and impairment of goodwill are significant segment expenses identified by the Group.

The table below provides a summary of the Group’s reportable segment results for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31, 2025
	Color Cosmetics Brands	Skincare Brands	Others	Total segments
	RMB
Total net revenues	2,005,911	2,277,334	14,879	4,298,124
Total cost of revenues	(510,809)	(418,434)	(7,537)	(936,780)
Advertising, marketing and commission expenses(a)	(1,004,529)	(1,352,874)	—	(2,357,403)
Other expenses(b)	(549,950)	(536,763)	(1,262)	(1,087,975)
Segment (loss) income from operations	(59,377)	(30,737)	6,080	(84,034)

	For the year ended December 31, 2024
	Color Cosmetics Brands	Skincare Brands	Others	Total segments
	RMB
Total net revenues	1,968,350	1,393,259	31,805	3,393,414
Total cost of revenues	(488,394)	(269,185)	(18,657)	(776,236)
Advertising, marketing and commission expenses(a)	(1,003,978)	(743,423)	—	(1,747,401)
Impairment of goodwill	(5,266)	(397,810)	—	(403,076)
Other expenses(b)	(656,131)	(431,560)	(6,342)	(1,094,033)
Segment (loss) income from operations	(185,419)	(448,719)	6,806	(627,332)

	For the year ended December 31, 2023
	Color Cosmetics Brands	Skincare Brands	Others	Total segments
	RMB
Total net revenues	1,973,726	1,383,578	57,470	3,414,774
Total cost of revenues	(574,995)	(292,305)	(34,155)	(901,455)
Advertising, marketing and commission expenses(a)	(993,920)	(683,229)	—	(1,677,149)
Impairment of goodwill	—	(354,039)	—	(354,039)
Other expenses(b)	(756,958)	(485,273)	(21,456)	(1,263,687)
Segment (loss) income from operations	(352,147)	(431,268)	1,859	(781,556)

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

25.
SEGMENT INFORMATION (Continued)

The following table presents the reconciliation from the segment (loss) income from operations to the consolidated loss before income tax expenses for the years ended December 31, 2023. 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Segment loss from operations	(781,556)	(627,332)	(84,034)
Unallocated expenses (c)	(131,799)	(197,559)	(101,760)
Financial income	89,020	86,136	40,721
Foreign currency exchange gain (loss)	7,218	(20,399)	13,374
Income from equity method investments, net	10,122	1,386	5,940
Impairment of investments	—	—	(13,453)
Other income, net	53,558	44,461	46,690
Loss before income tax expenses	(753,437)	(713,307)	(92,522)

(a) Advertising, marketing and commission expenses mainly represent (i) advertising and marketing promotion expenses, (ii) platform and other commissions.

(b) Other expenses represent fulfilment expenses related to warehousing, shipping and delivery of products to customers include rental and personnel costs for warehouses, third-party shipping costs and customer service-related expenses, other selling and marketing expenses related to personnel costs for sales and marketing staff and rental, depreciation expenses, personnel and other costs for offline experience stores, general and administrative expenses and research and development expenses which consist of personnel costs and other expenses which are related to general corporate functions and research and development and product development activities.

(c) Unallocated expenses represent share-based compensation and amortization of intangible assets resulting from assets and business acquisitions, which are not allocated to segments.

Depreciation of property and equipment, net (included in the measurement of segment profit or loss):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Total depreciation of property and equipment, net
Color Cosmetics	31,588	18,199	14,607
Skincare	21,509	19,542	22,204
Others	586	253	61
	53,683	37,994	36,872

No asset information is provided for reportable segments as no such information provides to the CODM to evaluate the segment performance and most assets are managed at the group level.

Substantially all revenues and long-lived assets of Group are derived from and located in the PRC.